Form 10-K405, Exhibit 13
period 1995-09-30
NABORS INDUSTRIES INC
filed 1995-12-29
CIK 798943

                                                                    EXHIBIT 13


                                    [PHOTO]


                               NABORS INDUSTRIES


                                      1995
                                     ANNUAL
                                     REPORT

                              FINANCIAL HIGHLIGHTS

                    NABORS INDUSTRIES, INC. AND SUBSIDIARIES
                    (in thousands, except per share amounts)

                                                                      YEAR ENDED SEPTEMBER 30,

OPERATING DATA                         1995       1994      1993      1992      1991      1990      1989      1988      1987
-------------------------------------------------------------------------------------------------------------------------------

Revenues                             $572,788   $484,268  $419,406  $312,407  $264,239  $153,920  $ 85,600  $ 63,060  $ 33,126

Depreciation and amortization          31,042     26,241    22,434    16,526    10,119     5,232     3,884     3,502     5,855

Operating income (loss)                58,555      9,299    38,257    34,705    30,324    14,383     5,346       403   (72,790)

Net income (loss)                      51,104      1,350    38,558    33,740    29,724    16,401     7,165    23,522   (84,953)

Net income (loss) per share          $    .58   $    .02  $    .50  $    .46  $    .42  $    .27  $    .14  $    .85  $  (5.90)

Weighted average number of
  shares outstanding                   88,018     85,620    77,806    74,037    70,395    61,143    51,644    27,671    14,403
                                     ------------------------------------------------------------------------------------------


                                                                        AS OF SEPTEMBER 30,

BALANCE SHEET DATA                     1995       1994      1993      1992      1991      1990      1989      1988      1987
-------------------------------------------------------------------------------------------------------------------------------

Cash and short-term
  marketable securities              $ 15,334   $ 45,232  $ 70,458  $ 14,783  $ 15,139  $ 29,332  $  6,484  $ 13,354  $  6,509

Working capital                        32,892     77,248   113,653    33,831    15,650    40,956     7,784     8,678     4,433

Property, plant and equipment, net    383,713    283,141   270,865   220,761   185,543   109,928    42,728    28,357    36,435

Total assets                          583,521    490,273   493,927   339,930   285,615   226,846    75,519    61,123    54,086

Long-term obligations                  51,478     61,879    73,109    49,294    37,489    37,729     7,760     4,254    65,864

Stockholders' equity (deficit)        368,750    317,424   307,583   201,058   157,302   117,335    47,215    36,101   (26,787)

Capital expenditures                  109,321     62,907    53,669    57,525    78,958    29,286    10,011     7,414     3,248
                                     ------------------------------------------------------------------------------------------


                                                                      YEAR ENDED SEPTEMBER 30,

GEOGRAPHIC DISTRIBUTION                1995       1994      1993      1992      1991      1990      1989      1988      1987
-------------------------------------------------------------------------------------------------------------------------------

Revenues

  North America                      $416,475   $323,149  $235,716  $147,506  $165,438  $101,335  $ 67,888  $ 63,060  $ 33,126

  International                       156,313    161,119   183,690   164,901    98,801    52,585    17,712        --        --
                                     ------------------------------------------------------------------------------------------
  Total                              $572,788   $484,268  $419,406  $312,407  $264,239  $153,920  $ 85,600  $ 63,060  $ 33,126
                                     ------------------------------------------------------------------------------------------

Operating income (loss)

  North America                      $ 47,989   $ 35,246  $ 26,092  $ 12,618  $ 15,119  $  9,422  $  9,116  $  4,390  $(70,311)

  International                        20,293    (14,663)   23,091    35,111    27,527    13,640       609        --        --

  Corporate                            (9,727)   (11,284)  (10,926)  (13,024)  (12,322)   (8,679)   (4,379)   (3,987)   (2,479)
                                     ------------------------------------------------------------------------------------------
  Total                              $ 58,555   $  9,299  $ 38,257  $ 34,705  $ 30,324  $ 14,383  $  5,346  $    403  $(72,790)
                                     ------------------------------------------------------------------------------------------

Financial Highlights                    1
Letter to Shareholders                  4
Operations                              6
Rig Fleet                              20
Financial Review                       25
Directors and Officers                 48
Corporate Information              Inside
                               Back Cover


                                [PHOTO 1]

        NABORS FIRMLY RE-ESTABLISHED FINANCIAL AND OPERATIONAL GROWTH
            IN FISCAL 1995, SETTING A SOLID BASE FOR THE FUTURE.


                                [GRAPH 1]

[Graph 2]                                               [Graph 3]


*Operating income (loss) before provisions for asset write-downs.

NABORS IS FINANCIALLY STRONG, EMPLOYING PROVEN PEOPLE, APPLYING
TECHNOLOGY AND SYSTEMS, UTILIZING A DIVERSE AND QUALITY
FLEET TO CREATE EXCEPTIONAL CAPABILITIES WHICH
INCREASE VALUE TO OUR CUSTOMERS AND
INCREASE VALUE TO OUR
SHAREHOLDERS.

TO OUR SHAREHOLDERS

        Last year I enumerated the steps we took to re-establish vibrant growth at Nabors. In fiscal year 1995 we made solid progress in this effort.

        In each successive quarter during the year, Nabors recorded a new historical high in operating income, culminating in a 50 percent improvement over the prior year -- even before the 1994 write-down for asset impairment. Similarly, net income per share improved in each successive quarter, setting an all-time high in the last quarter and for the full year. Returns on our shareholders' equity also were restored, averaging 16 percent in the fourth quarter. These results were achieved in a market characterized by intense competition, lower commodity prices, and -- correspondingly -- lower overall land drilling. For the first time since I joined Nabors in 1987, all of our core business units are performing very well -- and all have even brighter prospects for the future.

        The year's operational achievements are noteworthy, and are the foundation of these financial achievements. Nabors reached record-high levels in its market positions and the number of rigs contracted. This improved operational base, along with increasing contributions from recent investments, should produce continued growth in fiscal year 1996 and beyond. Encouraging signals in certain industry drivers could compound our future growth rate through the operational leverage we are developing in several of our business units.

        Traditionally, the primary drivers of the drilling market have been the prices of oil and natural gas. Since the early 1980's, an oversupply of rigs also has hindered the market. Neither our customers nor ourselves can reliably predict or influence commodity prices. Therefore, to remain profitable, finance growth, and reduce susceptibility to lower prices, our customer's and ourselves have had to reduce costs, invest prudently, and manage risks better. In recent years, however, additional positive market drivers, unrelated to commodity prices have emerged: advancing technology, the evolution of alliances, and the narrowing gap between rig supply and demand. Nabors has already profited from these new drivers and is well positioned to further capitalize on them.

        - Advances in technology -- particularly 3-D seismic, downhole telemetry, and directional drilling -- are reducing our customers' finding costs and risks. They can spend their capital more efficiently, optimizing the recovery of existing reserves as well as finding, estimating, and reaching new reserves. As the use of these technologies has grown, the demand for diesel electric SCR land rigs -- of which Nabors has more than twice the quantity of anyone else -- has increased.

        - The evolution of customer/contractor alliances is accelerating. Many of our customers are outsourcing non-core functions and looking to realize the benefits of concentration and greater continuity in their drilling programs. A general trend in alliances is to delegate more control with a balanced risk/reward allocation to only a few of the most capable contractors. Nabors' strengths have helped us to be a part of several mutually beneficial alliances.

        - Rig supply and demand is narrowing in the industry, particularly among the higher quality and more technically advanced rigs. Certain types of offshore rigs, for example, have experienced significant price increases. As for land rigs, increasing operating and capital component replacement costs will likely accelerate economic attrition among those contractors who are not as well positioned as Nabors. The inventory of certain rig components, such as drill pipe, is depleted forcing new cost economics and long lead times for replacement of this critical rig component. Available quality inventory of other capital components is diminishing rapidly as well. Nabors is not immune to upward costs pressures, but has distinct advantages in its operations and available asset inventory.

        Nabors' many competitive advantages should enable us to capitalize on and prosper from each of the above new drivers. The balance of this year's report describes the attributes that are bringing us to this position: our financial strength, capable people, good technology and systems, and broad equipment base. The combination of these attributes has given Nabors the capabilities to further enhance the value of our services to customers and thereby increase our shareholders' value.

        Thank you for your continued support of Nabors. We look forward to reporting continuing progress through the year.

/s/ E.M. Isenberg

Eugene M. Isenberg

CHAIRMAN AND CHIEF EXECUTIVE OFFICER


                                   [PHOTO 2]

                               FINANCIALLY STRONG

        Nabors' financial strengths - solid earnings, substantial cash flow, and a solid balance sheet, together with good access to capital - are essential to its position in the industry. Our financial resources allow us to invest in new or improved systems, technology, and capacity - as well as maintain, upgrade, or replace our component equipment to meet the challenges of today's market.

        Our customers recognize the enhanced value they receive when they select drilling contractors with higher standards of quality and efficiency. This requires contractors who can afford comprehensive maintenance, training, and quality assurance systems, as well as investments in new equipment and technological improvements.

        At Nabors, we have not only reestablished our growth in earnings and cash flow, but also achieved a financial and market position that will enable us to continue our growth.

        Our earnings, operating income, and cash from operating activities all increased by approximately 50 percent in 1995 - to record levels. Nabors' balance sheet is strong, with total assets of $584 million, a healthy level of cash and marketable securities, and a long-term debt-to-equity ratio of only 14 percent.

        We have good access to capital - to fund significant expansions or acquisitions. Nabors has received an "investment-grade" credit rating of NAIC-1 from the National Association of Insurance Commissioners and enjoys favorable borrowing costs. New investments and acquisitions in the past year amounted to capital expenditures of $135 million, which are underwriting our future growth. This record level of good investment opportunities was funded internally, without any increase in long-term debt.


                   [Graph 4]                        [Graph 5]


                   [Graph 6]                        [Graph 7]


                   [Graph 8]                        [Graph 9]

                                   [PHOTO 3]

                                   [PHOTO 4]

                                   EMPLOYING
                                 PROVEN PEOPLE

        Nabors has attracted and retained excellent people in every aspect of its field, support, administrative, and managerial organizations. Our customers place a very high value on the knowledge, experience, training, and dedication of our rig crews, field supervisors, and engineers.

        Developing and retaining experienced and capable rig crews is one of the more important challenges facing our industry today. Although every contractor claims to have good people, few equal Nabors today in the quantity, depth, and breadth of our employees' experience in virtually all significant oil, gas, and geothermal drilling areas of the world. Nabors employs more than 7,600 people, 95 percent of whom are employed in direct field operations, on land and on offshore platforms, conducting drilling and workover operations: from South America to the Alaskan and Canadian Arctics; from North America to the North Sea; from the former Soviet Union to the deserts of the Middle East.

        Nabors' operational-support and engineering staffs possess a similar level of experience -- and excel in many areas. During the last five years, they have designed, constructed or modified, and deployed more than 60 rigs in a variety of styles and configurations. This effort requires not only a high degree of engineering innovation -- as exemplified in our market-leading Sundowner proprietary designs, slimhole drilling technology, and sophisticated North Sea engineering -- but also expertise in procurement, logistics, and administration. Our operations and drilling-engineering personnel have planned and executed the drilling of more wells on a turnkey or footage basis than any other land drilling contractor. Nabors' entrepreneurial, opportunistic, and financially sophisticated culture has enabled us to recognize and capitalize on business opportunities quickly and effectively.

ALASKA

NABORS ALASKA DRILLING
PEAK OILFIELD SERVICES

Driller of the discovery and confirmation wells for the Prudhoe Bay field, Nabors has been the leading North Slope drilling contractor since the early 1960s. Nabors now participates in drilling and logistics as an alliance partner with the North Slope operators. Nabors Alaska Drilling currently operates eight drilling and workover rigs on the North Slope, three in the Kenai/Cook Inlet area and one platform rig with a top drive in the Cook Inlet. Peak Oilfield Services, a 50-50 partnership with Cook Inlet Region, Inc., an Alaskan native corporation, is a leading provider of rig support, maintenance, logistical, and construction services.

1995 HIGHLIGHTS

- State of Alaska enacts incentives to encourage development of marginal oil fields.

- US Government lifts ban on Alaskan crude-oil exports.

NABORS ALASKA DRILLING

- 409 full-time employees.

- Increased rig activity to 6.7 years -- from 4.6 years in 1994 and 3.8 years in 1993.

- Lost time incident rate was 2.3.

- Performed significant safety and operational enhancements on the fleet.

- Constructed and commenced operation of a platform rig with a top drive in the Cook Inlet.

PEAK OILFIELD SERVICES

- 525 full-time employees; 12% are Alaskan natives.

- Acquired civil construction assets of Alaska Interstate Construction.

- Constructed 75 miles of ice roads.

- Tank cleaning performed on Alaskan pipeline storage tanks.

- Expanded business to Cook Inlet petrochemical industry.

                       APPLYING TECHNOLOGY AND SYSTEMS

        Nabors' technology and systems create significant value for our customers. Sundowner continues to set the standard for cost efficiency in moving and operating platform workover rigs. Sundowner's most recent innovation -- a new generation of platform drilling rig -- promises to set a similar standard.

        Nabors' CANRIG subsidiary developed the first electric top drive specifically for land rigs, and more recently, has set new standards in portability. Today, CANRIG is expanding our manufacturing capacity to meet growing demand for these units, which reduce both the costs and risks of drilling.

        Numerous advances in continuous-coring slimhole drilling, were fostered by Nabors' international engineering group. Today, our field and engineering experience, along with our familiarity with most competing auxiliary drilling services and downhole tools available in the market, makes us a logical clearinghouse of "best" practices and technology, for our customers.

        In the arctic, Nabors has led the industry in rig design, innovation and arctic drilling performance for more than 30 years and remains the leader today. Nabors' preventive-maintenance and ISO 9001 systems are improving costs and compliance for our UK North Sea customers. Our recent refinements in accounting and inventory management systems are identifying more ways to reduce our operating costs and improve our use of limited and costly assets, such as drill pipe.

        Nabors streamlined administrative systems, and favorable insurance and tax attributes also create value. Recently acquired companies have been integrated quickly with significant cost economies as a result of our favorable cost structure and comprehensive accounting and operations management information systems.

US LOWER 48

Nabors Drilling USA, Inc. (NDUSA), today is the leading North American land drilling company, with 90 years of operating experience. NDUSA boasts a diversified and high-quality rig fleet, an outstanding drilling and safety record, and an experienced operating team. The Company is strongly positioned, with the equipment, personnel, and services required to meet its customers' project requirements efficiently and cost-effectively. The Company currently markets 190 land and six offshore rigs, including nearly 90 diesel electric SCR rigs, in the US lower 48 states and the Gulf of Mexico.

1995 HIGHLIGHTS

- 3,010 full-time employees.

- Increased rig activity to 99.3 years -- from 73.8 years in 1994 and
  35.8 years in 1993.

- Achieved a lost time incident rate of 1.50 vs. US land industry average of 4.03.

- Successfully completed 23 turnkey wells.

- Drilled 240 horizontal wells totaling nearly 3.2 million feet.

- Acquired Delta Drilling Co. in January, with its 15 SCR rigs, seven mechanical, and seven shallow-depth mobile rigs.

- Acquired eight highly mobile rigs and numerous components to round out the fleet.

- Deployed three rigs to international operations and numerous components to Sundowner.

- Added three top drives to the fleet.

- Remanufactured 65 engines.

- Invested in over 220,000 feet of new drill pipe.

- Increased market share to approximately 18% of US land business.

- Entered into numerous new alliances.

                             [PHOTO 5]

                               [PHOTO 6]

                UTILIZING A DIVERSE AND QUALITY FLEET

        Nabors today owns the world's largest and most comprehensive land drilling fleet and holds a market-leading position in offshore platform workover and drilling rigs. The fleet is modern, well maintained and diverse in style, depth range, and geographic positioning. This diversity allows us to meet our customers' requirements economically with the optimum rig for any depth range in most of the world's significant oil- and gas- producing regions. Nabors offers the industry's largest and most efficient fleet of arctic drilling and offshore modular platform workover rigs. Nabors also is a significant and growing offshore platform driller, with a new-generation rig patterned on the proprietary Sundowner workover rig. Nabors has more diesel electric SCR rigs (150 total), preferred by most customers for deeper, more-difficult drilling, than its next biggest competitor's entire active rig fleet. Our highly mobile, wheel-mounted fleet also is among the world's largest and best. In Canada and Alaska, we have some of the best winterized rigs equipped for drilling into high concentrations of sour gas.

        We are investing heavily in new drill pipe, top drives, rig components, and complete rigs to enhance the overall quality and technology of our fleet. We also have a large inventory of component equipment, which helps us to hold down costs when we construct new rigs or maintain or upgrade our active fleet. We have positioned our rigs in sustainable markets, where they create a competitive advantage for Nabors. In all of our core markets, we have sufficient concentration to yield economies of scale. Sixty percent of Nabors rigs offer a depth capacity of 15,000 feet or deeper, which characteristically brings us higher margins and longer-term projects. Worldwide utilization of our active fleet was only 56% in fiscal 1995, giving us significant upside potential by employing idle rigs that require minimal capital expenditures.

CANADA

NABORS DRILLING LIMITED
CANRIG DRILLING TECHNOLOGY LTD.

Nabors Drilling Limited (Canada) has a 43-year reputation as a diversified rig fleet and an exceptional operating team in the Canadian market. NDL currently markets 20 land rigs in Canada, including nine SCR rigs. CANRIG is a subsidiary of Nabors that specializes in drilling-technology systems. CANRIG designs, manufactures, markets and services automated slanthole drilling rigs, portable top drive drilling systems, and rig automation equipment.

1995 HIGHLIGHTS

NABORS DRILLING LIMITED

- 426 full-time employees.

- Increased rig activity to 11.1 years -- from 10.2 years in 1994 and 4.2 years in 1993.

- Lost time incident rate was 2.4.

- Completed fifth year of an alliance with a major oil company customer.

- Installed four new top drive units, bringing the total to seven, which is more than any other Canadian contractor.

CANRIG DRILLING TECHNOLOGY LTD.

- 60 full-time employees.

- 100% sales growth in top drive systems.

- Expanded CANRIG manufacturing capacity.

- Introduced an advanced, portable installation system.

- Commenced building 36th unit.

- Product line now includes 250-, 350-, 500-, and 650-ton units and a special slimhole unit.

                       CREATING EXCEPTIONAL CAPABILITIES

        Few, if any, contractors offer the level of capabilities that result from Nabors' combination of financial position, experience and expertise, breadth of technology and systems, and diversity and geographic concentration of rigs.

        Our geographic diversity enables us to enter into worldwide and multi-regional alliances with our customers. In each of our significant markets, we have concentrated rigs in the optimal depth range and style -- as well as location for the customers in the area.

        Nabors offers innovative and sophisticated engineering solutions for virtually all geologic, climatic, and surface drilling conditions. Our engineering talent, combined with the practical experience of our field staff, has enabled us to create unique and often proprietary designs for specialized workover and drilling equipment. Nabors' CANRIG Top Drive offers unique portability features, and Sundowner's offshore platform workover and drilling rigs have set a new standard in cost effectiveness. Nabors also has designed and operated rigs for arctic, desert, slimhole, sour gas, and conventional land applications.

        Nabors' capabilities in downhole drilling come from our extensive operating and engineering experience with all types of drilling tools and systems. Today, we drill and in many cases manage, more straight, directional, horizontal, and multi-lateral wells -- by a wide margin -- than any of our competitors. This experience combined with our in-house drilling engineering and field supervision, enables us to serve as an objective clearinghouse for our customers as they select the "best" practices and drilling products for their operation. Nabors can perform any role -- from up-front planning under traditional daywork to footage, turnkey or total well project management. We have built a reputation for commercial innovation and flexibility as we tailor multiple services in multiple markets to meet our customer's unique circumstances.

        We support these capabilities with our investments in technology and our integrated safety, quality, preventive-maintenance, and administrative systems.

INTERNATIONAL

Nabors Drilling International Limited (NDIL) has been a worldwide leader in international land drilling for more than half a century. The Company has operated in Venezuela for more than 50 years and has also worked in several Latin American markets. In the Middle East, NDIL drilled the major Yemen discovery wells and offers a strong history of operations in the region. NDIL's industry-leading fleet, operational infrastructure, and proven record prepare it to serve customers worldwide. The Company is also a leader in international geothermal drilling.

1995 HIGHLIGHTS

- 1,561 full-time employees.

- Increased rig activity to 24.4 years -- from 21.8 years in 1994.

- Achieved a lost time incident rate of 0.8 vs. an industry average of 1.22.

- Deployed seven rigs to Venezuela.

- Deployed first rig to Colombia to drill in the Andean Overthrust.

- Conducted first western drilling operation in the Republic of Georgia, CIS.

- Received contract for rig operation in Kazakhstan, CIS.

                                [PHOTO 7]

                                [PHOTO 8]

                       INCREASING VALUE TO OUR CUSTOMERS

        At Nabors, we're committed to increasing our value to customers by drilling their wells at the lowest possible cost and risk, while maximizing the producing ability of the wellbore. We reduce drilling cost through improved rig productivity and optimal incorporation of technology. This involves: minimizing the potential for adverse cost variances and enhancing the safety of people, equipment, the well, the reservoir, and the environment. To accomplish this, we invest in sophisticated programs to improve people, systems, equipment, and technology.

        Nabors is committed to the continuous improvement of its comprehensive safety, training, maintenance, and quality assurance programs. In the UK North Sea, these systems are certified under the international quality standard: BS
EN ISO 9001. These systems and comprehensive preventive-maintenance programs are widely used throughout our operations to the extent that risk and complexity warrant. Our achievements in safety are superior to industry averages due to our constant focus on this issue and our effective safety-management programs.

        We also are investing heavily in new technology and equipment. In fiscal year 1995, we doubled CANRIG's Top Drive manufacturing capacity, broadened its product line and reduced field installation/removal cost with a new portability system. Sundowner deployed three new rigs: two Super Sundowner workover rigs and a new-generation platform drilling rig that incorporates Sundowner's proprietary, cost-saving designs. Throughout our operations, we invested more capital in new drill pipe, remanufacturing of component equipment, and rig upgrades than at any time in our history.

        In every customer alliance program in which we have been given increased control over the execution of the work, our customers' drilling costs have declined significantly. We attribute this success to increased use of Nabors' strengths and competencies in front-end well planning, our efforts in productivity improvement, and our adoption of "best" practices and technology.

UH NORTH SEA

Nabors Drilling & Energy Services UK, LTD. (NDES), has provided North Sea platform drilling facilities design, construction, and commissioning -- as well as rig operations -- for more than 20 years. Excellent safety, maintenance, and quality programs ensure that our clients receive the highest level of operating capabilities. NDES provides drilling, wireline, and production-related services through integrated and alliance contracts at 10 North Sea production platforms.

1995 HIGHLIGHTS

- 567 full-time employees.

- Engineered and installed two portable top drives to be shared among a customer's four rigs to ensure successful drilling of extended-reach wells.

- Assisted in setting the largest conductors (48") in the North Sea, allowing two wells per slot.

- Integrated Thistle Wireline Services into Nabors operations.

- Maintained registration under the international quality standard BS EN ISO 9001; 1994 was our third year.

- Implemented PM3 purchasing and maintenance management system on all but two operations.

- Obtained a new contract on Hutton and Murchison platforms.

- Entered into alliance contracts on Piper B, Saltire, and Claymore for three years.

- Obtained a wireline contract for Judy and Joanne platforms.

- Remained under budget on the Britannia drilling-facility contract.

                     INCREASING VALUE TO OUR SHAREHOLDERS

        The same strengths that create value for our customers also increase our shareholders' value.

        Nabors' financial strength, market position, and low cost structure enable us to capitalize on investment opportunities and reap maximum value from acquisitions, new markets, new business lines, and new technology. Our diversity -- geographically, onshore, and offshore -- minimizes the effect of adverse developments in one or more markets while it maximizes the benefits of strengthening industry fundamentals. We strive to achieve critical mass in long-term markets to develop economies of scale, higher utilization, and more customer alliances. The result is lower overhead and operating costs, greater safety and quality through continuity in our operations, and better use of available assets -- without the need for significant capital investments. Highly refined safety and quality systems make for lower casualty and insurance costs. Implementation of technology yields incremental revenues through more content, lower cost and risk, and improved margins.

        Our customers' spending on drilling programs has increased and appears to be less vulnerable today to fluctuations in oil and gas commodity prices. The new market drivers of advancing technology and improved efficiency through alliances have become increasingly influential in driving market activity, and are benefiting Nabors.

        With a solid base of activity and recent investments, Nabors is poised for robust near-term growth. Our 221 North American rigs and idle capacity in the Middle East create significant leverage from improving rig prices and utilization. Longer-term, the accelerating economic attrition of the industry's workable rig fleet will likely compound our growth rate.


SUNDOWNER OFFSHORE SERVICES, INC.

Sundowner Offshore Services, Inc., operates a fleet of 23 rigs, including three that operate internationally. Sundowner has developed a new generation of modular platform workover and drilling rigs that offer a significant improvement in mobility, which reduces customer mobilization costs. Sundowner currently operates seven Sundowner and seven Super Sundowner platform rigs, five jackup workover rigs, and three inland-barge workover rigs. Sundowner deployed a newly designed and constructed MASE (Minimum Area Self Erecting) platform drilling rig in December 1995.

1995 HIGHLIGHTS

- 807 full-time employees.

- Increased rig activity to 15.8 years -- from 15.3 in 1994 and 14.2 years in 1993.

- Achieved an average platform workover rig utilization rate of 94%.

- Achieved a lost time incident rate of 0.4 vs. the US offshore industry average of 1.00.

- Constructed and deployed Super Sundowner Rig XV in January.

- Constructed and deployed Super Sundowner Rig XVI in September.

- Constructed and deployed internationally, the first MASE platform drilling rig, Sundowner rig 801.

- Sundowner's fleet incorporates eight top drives.

                                   [PHOTO 9]

                                   RIG FLEET


LAND RIG FLEET

                             10,000       10,000        15,000       Greater than
265 RIGS                     or less     to 14,999     to 19,999        20,000        Total
-------------------------------------------------------------------------------------------
Alaska
  North Slope                   --            2              1              5            8
  Kenai/Cook Inlet              --            1              2             --            3

International
  Middle East                    4            8              2              3           17
  South and Central America     --            9              3              7           19
  CIS                           --            2              1             --            3
  Africa                         1           --              1             --            2
  Far East                      --           --              2              1            3

US Lower 48                     24           47             80             39          190

Canada                          10            3              2              5           20
                             --------------------------------------------------------------
Total                           39           72             94             60          265
                             --------------------------------------------------------------


US LOWER 48 RIG FLEET

                               Mechanical              SCR                 Depth Range
-------------------------------------------------------------------------------------------
Gulf Coast Division

  Gulf of Mexico District
    API Platform Rigs              --                    4                         25,000'
    Inland Barge Rigs               1                    1               18,000' - 25,000'

  Gulf Coast District               7                    9               14,000' - 30,000'

Southern Division

  East Texas District              14                   13               10,000' - 20,000'
  South Texas District              8                   24                9,000' - 35,000'

Southwestern Division

  Arkoma District                  16                    6                8,000' - 25,000'
  West Texas District              28                    3                9,000' - 25,000'

Western Division

  California District               2                   12                8,000' - 35,000'
  North Dakota District            16                    2               12,000' - 16,000'
  Northeast District                6                   --                6,000' -  9,000'
  Wyoming District                 16                    8                7,000' - 25,000'
                             --------------------------------------------------------------
Total                             114                   82
                             --------------------------------------------------------------


OFFSHORE RIG FLEET

                               Sundowner Platform
                             ---------------------
                              MASE       Sundowner    Platform
43 RIGS                      Drilling    Workover     Drilling    Jackup    Barge    Total
-------------------------------------------------------------------------------------------
Alaska                         --           --           1          --       --         1

International
  Middle East                  --           --          --           1       --         1
  South and Central America     1           --          --          --       --         1
  CIS                          --            1          --          --       --         1
  Europe and Africa            --            2          --          --       --         2

UK North Sea                   --           --          11*         --       --        11

Gulf of Mexico                 --           11           4           6**      5***     26
                             --------------------------------------------------------------
Total                           1           14          16           7        5        43
                             --------------------------------------------------------------

  * Operated, not owned.
 ** Includes two charters.
*** Includes three P & A barges.


SUNDOWNER RIG FLEET


Gulf of Mexico                                  International
-------------------------------------------------------------------------------------------
Platform Workover Rigs                          Platform Workover Rigs
  Sundowner I                                     Sundowner II
  Sundowner III                                   Mediterranean Rig I
  Sundowner IV                                    Sundowner VI
  Sundowner V
  Sundowner VII                                 Platform Drilling Rig
  Super Sundowner X                             Minimum Area Self Erecting (MASE)
  Super Sundowner XI                              Sundowner 801
  Super Sundowner XII
  Super Sundowner XIV
  Super Sundowner XV
  Sundowner XVI

Jackup Workover Rigs
  Dolphin 105
  Dolphin 106
  Dolphin 110
  Dolphin 111
  Workhorse IX

Inland Barge Workover Rigs
  Sundowner 9
  Sundowner 11
  Sundowner 12

Platform Drilling Rig
Minimum Area Self Erecting (MASE)
  Sundowner 802
-------------------------------------------------------------------------------------------

                                   [PHOTO 10]

                                   [FIGURE 1]


             [PHOTO 11]            [PHOTO 12]            [PHOTO 13]

               ALASKA              US LOWER 48             CANADA

                                   [FIGURE 2]


             [PHOTO 14]            [PHOTO 15]            [PHOTO 16]

           INTERNATIONAL          UK NORTH SEA        SUNDOWNER OFFSHORE
                                                      SERVICES, INC.

                                   [PHOTO 17]

                                FINANCIAL REVIEW


                Selected Financial Data                 26

                Management's Discussion and
                Analysis of Financial Condition
                and Results of Operations               27

                Report of Independent Accountants       31

                Consolidated Balance Sheets             32

                Consolidated Statements of Income       33

                Consolidated Statements of
                Changes in Stockholders' Equity         34

                Consolidated Statements of
                Cash Flows                              35

                Notes to Consolidated
                Financial Statements                    36

                   NABORS INDUSTRIES, INC. AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                    (In thousands, except per share amounts)

                                                             YEAR ENDED SEPTEMBER 30,
OPERATING DATA (1)                1995       1994          1993          1992       1991      1990     1989     1988
--------------------------------------------------------------------------------------------------------------------
Revenues                      $572,788   $484,268      $419,406      $312,407   $264,239  $153,920  $85,600  $63,060
Operating expenses:
  Direct costs                 434,097    369,677       313,458       215,939    187,873   111,405   64,285   50,682
  General and administrative
    expenses                    49,094     49,365        45,257        45,237     35,923    22,900   12,085    8,473
  Depreciation and
    amortization                31,042     26,241        22,434        16,526     10,119     5,232    3,884    3,502
  Provision for reduction in
    carrying value of assets        --     29,686 (2)        --            --         --        --       --       --
                              -----------------------------------------------------------------------------------------
Operating income (loss)         58,555      9,299        38,257        34,705     30,324    14,383    5,346      403
Interest income (expense),
   net                          (5,917)    (5,778)       (7,733)       (4,349)       551     1,153       48   (8,422)(3)
Other income (expense),
   net                           5,990      2,718        11,593 (4)     5,559      2,395     3,341    1,790    4,012
                              -----------------------------------------------------------------------------------------
Income (loss) before
  income taxes (benefits)       58,628      6,239        42,117        35,915     33,270    18,877    7,184   (4,007)
Income taxes (benefits)          7,524      4,889         3,559         2,175      3,546     2,476       19     (780)
                              -----------------------------------------------------------------------------------------
Income (loss) before
  extraordinary gain            51,104      1,350        38,558        33,740     29,724    16,401    7,165   (3,227)
Extraordinary gain                  --         --            --            --         --        --       --   26,749 (5)
                             -------------------------------------------------------------------------------------------
Net income (loss)             $ 51,104   $  1,350      $ 38,558      $ 33,740   $ 29,724  $ 16,401  $ 7,165  $23,522
                             -------------------------------------------------------------------------------------------
Earning (loss) per share:
  Income (loss) before
    extraordinary gain        $    .58   $    .02      $    .50      $    .46   $    .42  $    .27  $   .14  $  (.12)

  Extraordinary gain                --         --            --            --         --        --       --      .97 (5)
                              ------------------------------------------------------------------------------------------

  Net income (loss)           $    .58   $    .02      $    .50     $     .46    $   .42  $    .27  $   .14  $   .85
                              ------------------------------------------------------------------------------------------
Weighted average number
  of shares outstanding         88,018     85,620        77,806        74,037     70,395    61,143   51,644   27,671
                             -------------------------------------------------------------------------------------------


OPERATING DATA (1)                1987
---------------------------------------
Revenues                      $ 33,126
Operating expenses:
  Direct costs                  29,831
  General and administrative
    expenses                     6,230
  Depreciation and
    amortization                 5,855
  Provision for reduction in
    carrying value of assets    64,000
                              --------
Operating income (loss)        (72,790)
Interest income (expense),
   net                         (18,747)(3)
Other income (expense),
   net                            (562)
                              --------
Income (loss) before
  income taxes (benefits)      (92,099)
Income taxes (benefits)         (7,146)
                              --------
Income (loss) before
  extraordinary gain           (84,953)
Extraordinary gain                  --
                              --------
Net income (loss)             $(84,953)

Earning (loss) per share:
  Income (loss) before
    extraordinary gain        $  (5.90)

  Extraordinary gain                --
                              --------
  Net income (loss)           $  (5.90)
                              --------
Weighted average number
  of shares outstanding         14,403
                              --------

                                                             As of September 30,
BALANCE SHEET DATA (1)            1995       1994        1993       1992       1991       1990      1989      1988      1987
-----------------------------------------------------------------------------------------------------------------------------
Cash and short-term
  marketable securities       $ 15,334   $ 45,232   $  70,458   $ 14,783   $ 15,139   $ 29,332   $ 6,484   $13,354   $ 6,509
Working capital                 32,892     77,248     113,653     33,831     15,650     40,956     7,784     8,678     4,433
Property, plant and
  equipment, net               383,713    283,141     270,865    220,761    185,543    109,928    42,728    28,357    36,435
Long-term marketable
  securities                     9,645     20,266          --         --         --         --        --        --        --
Total assets                   583,521    490,273     493,927    339,930    285,615    226,846    75,519    61,123    54,086
Long-term obligations           51,478     61,879      73,109     49,294     37,489     37,729     7,760     4,254    65,864
Stockholders' equity
  (deficit)                    368,750    317,424     307,583    201,058    157,302    117,335    47,215    36,101   (26,787)
Capital expenditures           109,321     62,907      53,669     57,525     78,958     29,286    10,011     7,414     3,248
                              ------------------------------------------------------------------------------------------------

---------------
(1) The results of operations and financial position, for all years presented, have been retroactively restated to include the results of operations and financial position of Sundowner Offshore Services, Inc. Other acquisitions results of operations and financial position have been included beginning on the respective dates of acquisition, and include Delta Drilling Company (January 1995), Grace Drilling Company (June 1993), Henley Drilling Company (November 1990), Loffland Brothers Company (March 1990) and the Westburne Group of Companies (November 1988).

(2) Represents reduction in carrying value of the Company's Yemen logistical assets and inventory as well as facility closure costs in certain international areas, including Yemen, totaling $.35 per share.

(3) Includes interest expense and discount amortization totaling $7.8 million and $18.8 million during 1988 and 1987, respectively, relating to secured income notes.

(4) Includes a gain of approximately $9.0 million on the sale of a UK North Sea platform rig.

(5) Represents gain recognized in connection with the Company's reorganization.

NABORS INDUSTRIES, INC. AND SUBSIDIARIES


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS


FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994


        During fiscal year 1995, Nabors and Sundowner Offshore Services, Inc. ("Sundowner"), completed a tax-free merger. Under the merger agreement, Sundowner stockholders received 2.8 shares of the Company's common stock for each of their shares of Sundowner, or approximately 13.1 million common shares. The exchange resulted in former Sundowner stockholders owning approximately 15% of the common stock of Nabors outstanding after the merger.

        The merger has been accounted for as a pooling of interests. Accordingly, the accompanying consolidated financial statements have been retroactively restated to include the results of operations, financial position and cash flows of Sundowner for all periods prior to the consummation of the merger.

        Company revenues for fiscal year 1995 ("1995") totaled $572.8 million, representing an $88.5 million, or 18% increase, compared to fiscal year 1994 ("1994"). Operating income during 1995 totaled $58.6 million, compared to $9.3 million during 1994. Net income totaled $51.1 million ($.57 per share) during 1995, compared to $1.4 million ($.02 per share) during the prior year. The operating income and net income amounts during 1994 include a $29.7 million charge ($.35 per share), representing a provision for reduction in carrying value of assets. The significant improvement in operating results during 1995 is primarily attributable to the Company's operations in the US Lower 48, the Gulf of Mexico and Venezuela.

        The following tables set forth information with respect to the Company and its subsidiaries on a consolidated basis by geographical area:



(In thousands)                                 1995            1994
---------------------------------------------------------------------
Revenues:
  North America                              $416,475        $323,149
  International:
    Middle East, CIS,
      Africa and other                         58,932          76,156
    South and Central America                  49,453          32,991
    UK North Sea                               47,928          51,972
                                             ------------------------
                                             $572,788        $484,268
                                             ------------------------



                                               1995                            1994

                                        Rig              Rig             Rig             Rig
                                       Years         Utilization        Years         Utilization
-------------------------------------------------------------------------------------------------

Rig activity:(1)
  North America                        131.4             54%            100.8              46%
  International:
    Middle East, CIS,
      Africa and other                  12.5             44%             16.2              51%
    South and Central America           13.4             89%              8.6              98%
    UK North Sea                          NA              NA               .8             100%
                                       -------------------------------------------------------
                                       157.3             56%            126.4              49%
                                       -------------------------------------------------------

(1) Excludes labor contracts.


        North American (including Canada) revenues totaled $416.5 million during 1995, representing a 29% increase over 1994. The increase was primarily attributable to more equivalent rig years in the US Lower 48 where revenues increased by 38% due to the addition of the Delta Drilling Company ("Delta") rigs acquired in January 1995 and the Mitchell Energy Development Corp. rigs acquired in April 1994. The Company's increasing market share, resulting from incremental activity under various customer alliance relationships, as well as a broadening customer base, further contributed to this increase. Revenues for the Gulf of Mexico operations increased by 16% during the current year due to higher dayrates for the Company's platform drilling rigs, the addition of one inland barge drilling rig and an increase in equivalent rig years for the Company's platform workover rigs with the addition of the newly constructed Super Sundowner XIV and XV rigs, which commenced operations during July 1994 and February 1995, respectively. This increase in activity in the US Lower 48 and the Gulf of Mexico occurred despite lower natural gas prices in the US during 1995 and an overall decline in the Baker Hughes US land rig count. Alaskan and Canadian revenues also increased during 1995 by 18% and 39%, respectively, due to more equivalent rig years. Equivalent rig years for North America during 1995 totaled 131.4 years, compared to 100.8 years during 1994.

        International revenues totaled $156.3 million during 1995, representing a 3% decrease compared to 1994. Equivalent international rig years totaled 25.9 years during 1995 compared to 25.6 years during 1994.

        Middle Eastern, CIS and African revenues totaled $58.9 million during 1995, representing a 23% decrease from 1994. The decrease was primarily attributable to decreased logistical and drilling activity in Yemen due to reduced exploration and development activity. The Company operated 12.5 rig years during 1995 in the Middle East, CIS and Africa, down from 16.2 years in 1994. Yemen had operating losses during 1994 due to reduced drilling and logistical activity as well as the provision for reduction in carrying value of assets.

        Revenues in the Company's South and Central American operations totaled $49.5 million, a 50% increase over 1994. The increase was attributable to increased activity in Venezuela. Venezuela represented approximately 89% and 85% of total South and Central American revenues and equivalent rig years, respectively, during 1995. South and Central American rig years totaled 13.4 years during 1995, compared to 8.6 years in 1994.

        UK North Sea revenues totaled $47.9 million during 1995, representing a decrease of 8% compared to 1994. Total equivalent rig years, consisting of labor contracts, totaled 8.4 and 7.0 years during 1995 and 1994, respectively. The decrease in revenues resulted from reduced incentive contracts, partially offset by an increase in equivalent rig years resulting from the award of three new labor contracts: two during March 1995 and one during July 1995.

        Direct costs as a percentage of revenues totaled 76% during 1995 and 1994. General and administrative expenses as a percentage of revenues decreased during 1995 due to the effect of prior-year cost-reduction measures for the Company's international operations, primarily in the Middle East, and as a result of the increase in revenues for the US Lower 48 operations, since these expenses were spread over a larger revenue base. Depreciation and amortization as a percentage of revenues totaled 5% during 1995 and 1994. The Company recorded a $29.7 million provision for reduction in carrying value of assets during the third quarter of 1994.

        Interest expense decreased during 1995, primarily due to the $6.0 million of scheduled principal payments made on the $30.0 million 10.25% Senior Secured Notes. Interest income decreased during 1995 due to lower average cash and investment balances as these amounts were used to fund capital expenditures and the acquisition of Delta.

        Other income during 1995 included $2.6 million of realized and unrealized gains from equity security transactions and $.3 million of dividend income. Insurance gains on damaged equipment totaled $4.7 million, including a $4.1 million gain recorded for a rig damaged in Venezuela. Other income during 1994 included a $.9 million gain from the sale of an investment in equity securities and $.6 million of dividend income. Foreign currency losses totaled $3.2 million during 1995, compared to $1.5 million during 1994. The 1995 losses primarily consisted of $2.5 million in the UK North Sea relating to foreign currency losses that had previously been deferred and recognized as part of the specific transactions being hedged. During 1994, the Venezuela bolivar devalued by approximately 75%, as compared to the US dollar due to the deterioration in that country's economic condition. During June 1994, the Venezuelan government imposed exchange rate control policies and an official fixed exchange rate of 170 bolivars to the US dollar. As a result of the devaluation, the Company recorded translation losses totaling $1.0 million during 1994. Subsequent to the June 1994 establishment of the official fixed exchange rate, the Company reduced its bolivar net monetary asset exposure. However, if the Venezuelan government allows the bolivar to "float" relative to the US dollar or revises the official fixed exchange rate, the Company could incur additional translation losses. The Company also recorded amortization of deferred currency losses in the UK North Sea during 1994.

        The income tax provisions for 1995 and 1994 relate to foreign operations, including Canada. Substantially all of the US taxable income is offset by available net operating loss carryforwards. A valuation allowance is provided to reduce the deferred tax assets, which includes net operating loss carryforwards, to a level which, more likely than not, will be realized. Primary factors considered by management to determine the size of the allowance include the competitive and cyclical nature of the Company's primary markets and the expiration timing of the net operating loss carryforwards (Note 8).


FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993


(In thousands)                                         1994           1993
----------------------------------------------------------------------------
Revenues:
  North America                                      $323,149       $235,716
  International:
    Middle East, CIS
      Africa and other                                 76,156        103,082
    South and Central America                          32,991         28,788
    UK North Sea                                       51,972         51,820
                                                     -----------------------
                                                     $484,268       $419,406
                                                     -----------------------



                                       1994                      1993
                                 Rig           Rig          Rig          Rig
                                Years      Utilization     Years     Utilization
--------------------------------------------------------------------------------
Rig activity:(1)
  North America                 100.8          46%         58.2         54%
  International:
    Middle East, CIS,
      Africa and other           16.2          51%         21.2         71%
    South and Central America     8.6          98%          6.9         91%
    UK North Sea                   .8         100%          3.7        100%
                                ------------------------------------------------
                                126.4          49%         90.0         60%
                                ------------------------------------------------

(1) Excludes labor contracts.

        The Company's revenues totaled $484.3 million during 1994, an increase of $64.9 million, or 15%, compared to 1993. Operating income and net income totaled $9.3 million and $1.4 million ($.02 per share) during 1994, respectively, compared to $38.3 million and $38.6 million ($.49 per share) in 1993. The operating income and net income amounts during 1994 include a $29.7 million charge ($.35 per share) representing a provision for reduction in carrying value of assets. The assets affected by the reduction in carrying values were primarily the Company's Yemen logistical assets and inventory. The provision also includes estimates of facility closure costs and other costs in certain international areas, including Yemen. The determining factor resulting in the provision for reduction in carrying value of assets was the general reduction in activity in Yemen, further exacerbated by the civil war there.

        The Company's North American (including Canada) revenues totaled $323.1 million during 1994, representing an $87.4 million, or 37%, increase over 1993. The increase was attributable to more equivalent rig years in the US Lower 48 due to the acquisition of Grace Drilling Company ("Grace") assets during June 1993 and increased activity in both the US Lower 48 and Canada due to continued higher gas prices. Also contributing to the increased activity in Canada was the increased pipeline capacity for export to the US Lower 48. Alaskan revenues during 1994 were essentially the same amount as in 1993 as an 18% increase in drilling revenues, from more equivalent rig years, was offset by a decrease in Peak Oilfield 1994 revenues due to lower overall logistical activity. Equivalent rig years for North America during 1994 totaled 100.8 years, compared to 58.2 years during 1993.

        International revenues totaled $161.1 million during 1994, representing a decrease of $22.6 million, or 12%, compared to 1993. Equivalent international rig years totaled 25.6 years during 1994, compared to 31.8 years during 1993.

        Middle Eastern, CIS and African revenues totaled $76.2 million during 1994, representing a 26% decrease from 1993. The decrease primarily was attributable to decreased logistical and drilling activity in Yemen due to political turmoil, diminished exploration prospects and scaled-back development plans there, as well as an overall decrease in drilling activity in the Middle East due to lower oil prices. The Company operated 16.2 rig years during 1994 in the Middle East, CIS and Africa, down from 21.2 years in 1993. Yemen equivalent rig years declined by 3.6 years, totaling 5.5 years for the year. Yemen had operating losses during 1994 due to reduced drilling and logistical activity as well as the provision for reduction in carrying value of assets. Yemen represented approximately 39% and 34% of total Middle Eastern, CIS and African revenues and equivalent rig years, respectively, during 1994.

        Revenues in the Company's South and Central American operations totaled $33.0 million, a 15% increase over 1993. The increase was attributable to increased activity in Venezuela. Venezuela represented approximately 83% and 77% of total South and Central American revenues and equivalent rig years, respectively, during 1994. South and Central American rig years totaled 8.6 years during 1994, compared to 6.9 years in 1993.

        In the UK North Sea, revenues remained flat during 1994, totaling $52.0 million. Equivalent rig years totaled 7.0 years during 1994, compared to 8.3 years during 1993. Essentially all of the 7.0 rig years during 1994 were labor contracts, and 4.6 of the 8.3 years during 1993 were labor contracts. The revenue decrease caused by the decrease in equivalent rig years was offset by increased revenues under an integrated drilling-service contract.

        Direct costs as a percentage of revenues totaled 76% during 1994, compared to 75% during 1993. The decrease in operating margins during 1994 is largely due to a greater percentage of the Company's total revenues during 1994 being generated by the Company's US Lower 48 operations. The contracts in the US Lower 48 usually are at a lower gross margin percentage than International and Alaskan contracts. This shift to higher US Lower 48 revenues was caused by the acquisition of the Grace rigs, during June 1993, which operate in the US Lower 48, as well as decreased International revenues resulting from decreased activity in the Yemen drilling and logistical businesses. General and administrative and depreciation and amortization expenses as a percentage of revenues during 1994 were comparable to 1993. The Company recorded a $29.7 million provision for reduction in carrying value of assets during the third quarter of 1994.

        Interest expense decreased during the current year primarily due to the $6.0 million of scheduled principal payments made on the $30.0 million 10.25% Senior Secured Notes. Interest income increased during the current year due to the higher average cash and investment balances created by the cash received during late 1993 from the sale of the UK North Sea platform rig, the exercise of publicly traded warrants and the issuance of shares of common stock in a secondary public offering. In addition, the Company has been earning higher returns during 1994 due to the increase in short-term interest rates and the investment in higher-yielding marketable securities with longer-term maturities.

        Gain on sales of long-term assets decreased during 1994 primarily due to the gain recorded during 1993 on the sale of the Company-owned platform rig in the UK North Sea, which totaled approximately $9.0 million. Other income during 1994 included a $.9 million gain from the sale of an investment in equity securities and $.6 million of dividend income. Also included as other expense during 1994 were foreign currency translation losses totaling $1.5 million. The foreign currency translation losses primarily were due to the significant devaluation of the Venezuelan bolivar, where currency controls were placed into effect during June 1994, as well as amortization of deferred currency losses in the UK North Sea.

        The income tax provisions for 1994 and 1993 relate to foreign operations, including Canada. Substantially all of the US taxable income is offset by available net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

        Cash and cash equivalents decreased by $10.5 million during 1995, compared to a decrease of $40.5 million during 1994.

        Net cash provided by operating activities totaled $73.8 million during 1995, compared to $50.2 million during 1994. During 1995 and 1994, net income as adjusted for non cash items, such as depreciation, was partially offset by the negative impact on cash from changes in the Company's working capital accounts. Also during 1994, net income was adjusted for the provision for reduction in carrying value of assets, a non cash item.

        Net cash used for investing activities totaled $87.4 million during 1995, compared to $95.8 million during 1994. Capital expenditures and cash paid for the acquisition of Delta represented the primary uses of cash during 1995. This was partially offset by maturities and sales of marketable securities. During 1994, capital expenditures and the purchase of marketable securities represented the primary uses of cash.

        Financing activities provided cash totaling $3.1 million during 1995, compared to $5.1 million during the previous year. Cash provided during 1995 resulted from short-term borrowings, partially offset by scheduled principal payments on long-term obligations. In the prior year, cash provided by common stock transactions was partially offset by cash used for scheduled principal payments on long-term obligations.

        The Company's cash and cash equivalents and short-term investments in marketable securities totaled $15.3 million as of September 30, 1995. In addition, the Company had long-term investments in marketable securities of $9.6 million. The Company currently has credit facility arrangements with a number of banks totaling $53.4 million. These credit facilities are limited at any given time to receivables of certain of the Company's subsidiaries. As of September 30, 1995, remaining availability, after borrowings on the facilities and outstanding letters of credit, totaled approximately $15.1 million.

        As of September 30, 1995, the Company had capital expenditure commitments totaling approximately $15.5 million.

        The Company currently has authorization from the Board of Directors to repurchase $40.0 million of its common stock in the open market or by privately negotiated transactions.

        The current cash and cash equivalents, short-term investments, credit-facility position, and projected cash flow generated from current operations is expected to adequately finance the Company's non-discretionary capital and debt service requirements for the next twelve months.

OTHER MATTERS

        The Company's financial condition and results of operations depend on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of oil or natural gas, which could have a material impact on exploration, development and production activities, could materially affect the Company's financial condition and results of operations. Generally, a sustained change in the price of oil would have a greater impact on the Company's Alaskan and International operations, while a sustained change in the price of natural gas would have a greater impact on the US Lower 48, Gulf of Mexico and Canadian operations.

        In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121, is effective for fiscal years beginning after December 15, 1995. The Company will adopt SFAS 121 at the beginning of fiscal year 1997. It is anticipated that the impact of adopting this statement will not have a material effect on the financial statements.

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company will adopt the disclosure provisions of SFAS 123 at the beginning of fiscal year 1997. It is anticipated that the impact of adopting this statement will not have a material effect on the financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

NABORS INDUSTRIES, INC. AND SUBSIDIARIES


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF NABORS INDUSTRIES, INC.


        We have audited the accompanying consolidated balance sheets of Nabors Industries, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nabors Industries, Inc. and Subsidiaries as of September 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.


Houston, Texas
November 27, 1995

                    NABORS INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amount)


                                                              SEPTEMBER 30,
ASSETS                                                     1995            1994
---------------------------------------------------------------------------------
Current assets:
        Cash and cash equivalents                        $ 12,038        $ 22,563
        Marketable securities                               3,296          22,669
        Accounts receivable, net                          132,482         102,069
        Inventory and supplies                             14,079          15,029
        Prepaid expenses and other current assets          21,550          15,745
                                                         ------------------------
                Total current assets                      183,445         178,075

Property, plant and equipment, net                        383,713         283,141
Marketable securities                                       9,645          20,266
Other long-term assets                                      6,718           8,791
                                                         ------------------------
                Total assets                             $583,521        $490,273
                                                         ------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------
Current liabilities;
        Current portion of long-term obligations         $ 11,158        $ 16,536
        Short-term borrowings                              30,684           6,502
        Trade accounts payable                             53,891          34,190
        Accrued liabilities                                48,944          40,220
        Income taxes payable                                5,876           3,379
                                                         ------------------------

                Total current liabilities                 150,553         100,827

Long-term obligations                                      51,478          61,879
Other long-term liabilities                                 8,784           9,393
Deferred income taxes                                       3,956             750
                                                         ------------------------
                Total liabilities                         214,771         172,849
                                                         ------------------------

Commitments and contingencies

Stockholders' equity
        Preferred stock, par value $.10 per share:
                Authorized 10,000 shares; none issued
                 or outstanding                                --             --
        Capital stock, par value $.10 per share:
                Authorized common shares 200,000 in
                 1995 and 1994; issued and outstanding
                 85,017 in 1995 and 84,388 in 1994          8,502           8,438
                Authorized Class B shares 8,000; none
                 issued or outstanding                         --             --
        Capital in excess of par value                    229,267         218,319
        Cumulative translation adjustment                  (2,670)         (2,748)
        Net unrealized gain on marketable securities          354           1,345
        Retained earnings since May 1, 1988               138,091          95,165
        Less treasury stock, at cost, 755 and 506
         common shares in 1995 and 1994                    (4,794)         (3,095)
                                                         ------------------------
                Total stockholders' equity                368,750         317,424
                                                         ------------------------
                Total liabilities and stockholders'
                 equity                                  $583,521        $490,273
                                                         ------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                    NABORS INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share amounts)

                                                   YEAR ENDED SEPTEMBER 30,

                                           1995           1994            1993
--------------------------------------------------------------------------------

Revenues                                $572,788        $484,268       $419,406
                                        ----------------------------------------
Operating expenses:
  Direct costs                           434,097         369,677        313,458
  General and administrative expenses     49,094          49,365         45,257
  Depreciation and amortization           31,042          26,241         22,434
  Provision for reduction in carrying
   value of assets                            --          29,686             --
                                        ----------------------------------------
     Operating expenses                  514,233         474,969        381,149
                                        ----------------------------------------
Operating income                          58,555           9,299         38,257
                                        ----------------------------------------
Other income (expense):
  Interest expense                        (7,611)         (8,237)        (8,924)
  Interest income                          1,694           2,459          1,191
  Gain on sales of long-term assets        1,404           2,010          9,774
  Other income, net                        4,586             708          1,819
                                        ----------------------------------------
     Other income (expense)                   73          (3,060)         3,860
                                        ----------------------------------------
Income before income taxes                58,628           6,239         42,117
Income taxes                               7,524           4,889          3,559
                                        ----------------------------------------
Net income                              $ 51,104        $  1,350       $ 38,558
                                        ----------------------------------------
Earnings per share:
  Primary                               $    .58        $    .02       $    .50
                                        ----------------------------------------
  Fully diluted                         $    .57        $    .02       $    .49
                                        ----------------------------------------
Weighted average number of shares
 outstanding:

  Primary                                 88,018          85,620         77,806
                                        ----------------------------------------
  Fully diluted                           90,237          85,743         78,288
                                        ----------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                    NABORS INDUSTRIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                 (In thousands)


                                                                                          Net
                                                                Capital                Unrealized
                                              Common Stock     In Excess   Cumulative    Gain on                          Total
                                            -----------------    of Par   Translation  Marketable  Retained  Treasury  Stockholders'
                                            Shares  Par Value    Value     Adjustment  Securities  Earnings    Stock     Equity
------------------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1992
  as previously reported                    58,592   $5,859     $121,441    $(2,116)     $   --    $ 59,614   $   --     $184,798
Adjustments for Sundowner pooling of
  interests                                  8,971      897       12,057       (234)                  3,774                16,494
                                            ----------------------------------------------------------------------------------------
Balances, September 30, 1992,
  as restated                               67,563    6,756      133,498     (2,350)         --      63,388       --      201,292
Net income                                                                                           38,558                38,558
Translation adjustment                                                       (1,310)                                       (1,310)
Reclassification of pre-quasi-
  reorganization tax benefit                                       7,735                             (7,735)                   --
Issuance of common shares in
  connection with public offering, net       4,060      406       18,250                                                   18,656
Issuance of common shares for stock
  options and warrants exercised             9,736      974       32,969                                       (4,508)     29,435
Issuance of common shares for stock
  awards                                       141       14          787                                                      801
Issuance of common shares and treasury
  stock in connection with acquisition
  of assets                                     75        8        1,296                                        1,225       2,529
Issuance of common shares in connection
  with public offering, net                    770       77        7,436                                                    7,513
Issuance of common shares to pay down
  note payable and accrued interest          1,031      103       10,014                                                   10,117
                                            ----------------------------------------------------------------------------------------
Balances, September 30, 1993                83,376    8,338      211,985     (3,660)         --      94,211    (3,283)    307,591
Adjustment to conform Sundowner
  to Nabors fiscal year-end                                                                            (396)                 (396)
Net income                                                                                            1,350                 1,350
Translation adjustment                                                          912                                           912
Net unrealized gain on marketable
  securities                                                                              1,345                             1,345
Issuance of common shares and treasury
  stock for stock options exercised
  and employee benefit plans                   168       16        1,021                                          188       1,225
Issuance of common shares for stock awards     110       11          627                                                      638
Issuance of common shares in connection
  with acquisition of mutual fund assets       729       73        4,686                                                    4,759
                                            ----------------------------------------------------------------------------------------
Balances, September 30, 1994                84,383    8,438      218,319     (2,748)      1,345      95,165    (3,095)    317,424
Net income                                                                                           51,104                51,104
Translation adjustment                                                           78                                            78
Reclassification of pre-quasi-
  reorganization tax benefit                                       8,178                             (8,178)                   --
Net unrealized gain on marketable
  securities                                                                               (991)                             (991)
Issuance of common shares for
  stock options exercised                      505       51        2,012                                                    2,063
Issuance of common shares for stock
  awards                                       129       13          758                                                      771
Repurchase of common shares                                                                                    (1,699)     (1,699)
                                            ----------------------------------------------------------------------------------------
Balances, September 30, 1995                85,017   $8,502     $229,267    $(2,670)     $  354    $138,091   $(4,794)   $368,750
                                            ----------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                    NABORS INDUSTRIES, INC. AND SUBSIDIARIES
                                 (In thousands)


                                                                        YEAR ENDED SEPTEMBER 30,

                                                                  1995           1994            1993
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                      $  51,104       $  1,350       $ 38,558
Adjustments to net income:
  Depreciation and amortization                                    31,042         26,241         22,434
  Provision for reduction in carrying value of assets                  --         29,686             --
  Deferred taxes                                                    2,611            750           (650)
  Gain on sales of long-term assets                                (1,404)        (2,010)        (9,774)
  Gain on insurance claims                                         (4,649)          (484)            --
  Gain on sales of marketable securities available-for-sale        (2,406)          (908)            --
  Foreign currency transaction and translation losses               3,160          1,502            547
  Non cash compensation element of stock awards and options           476          1,051          1,227
  Other                                                              (207)          (137)           210

Increase (decrease), net of effects from acquisitions, from changes in:

  Accounts receivable                                             (13,715)           160        (44,065)
  Inventory and supplies                                              962           (811)           602
  Prepaid expenses and other current assets                        (2,723)         1,274         (3,731)
  Other long-term assets                                             (792)         1,721            692
  Accounts payable and accrued liabilities                         12,895         (8,486)        24,605
  Income taxes payable                                              2,497           (295)           734
  Other long-term liabilities                                      (5,085)          (395)          (274)
                                                                ----------------------------------------
Net cash provided by operating activities                          73,766         50,209         31,115
                                                                ----------------------------------------
Cash flows from investing activities:
  Purchases of marketable securities, held-to-maturity             (5,121)       (39,762)            --
  Maturities of marketable securities, held-to-maturity            21,254         10,000             --
  Sales of marketable securities, held-to-maturity                 12,416             --             --
  Purchases of marketable securities, available-for-sale           (2,273)       (12,617)            --
  Sales of marketable securities, available-for-sale                5,189          2,597             --
  Payment received on investment in sales-type leases
    and notes receivable                                               --          1,541          5,350
  Cash paid for acquisitions, net                                 (19,572)            --        (22,000)
  Capital expenditures                                           (109,321)       (62,907)       (43,417)
  Proceeds from sales of assets and insurance claims               10,039          5,315         19,660
                                                                ----------------------------------------
Net cash used for investing activities                            (87,389)       (95,833)       (40,407)
                                                                ----------------------------------------
Cash flows from financing activities:
  Increase in restricted cash                                        (795)           (44)          (168)
  Long-term borrowings                                              4,538          6,537         56,938
  Reduction of long-term obligations                              (20,317)       (26,762)       (34,863)
  Increase (decrease) in short-term borrowings                     19,522            453        (11,459)
  Common stock and treasury stock transactions                        150         24,951         54,519
                                                                ----------------------------------------
Net cash provided by financing activities                           3,098          5,135         64,967
                                                                ----------------------------------------
Net (decrease) increase in cash and cash equivalents              (10,525)       (40,489)        55,675
Cash and cash equivalents, beginning of year                       22,563         63,052         14,783
Adjustment to conform Sundowner to Nabors fiscal year-end              --             --         (7,406)
                                                                ----------------------------------------
Cash and cash equivalents, end of year                          $  12,038       $ 22,563       $ 63,052
                                                                ----------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NABORS INDUSTRIES, INC. AND SUBSIDIARIES

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements of Nabors Industries, Inc. (the "Company"), include the accounts of the Company and all subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

        The Company's investments in several joint ventures are accounted for under the proportionate consolidation method. The Company's proportionate share of the joint ventures' net assets and net income was as follows:


                                                           September 30,
(In thousands)                                       1995       1994      1993
                                                   ----------------------------
Net assets                                         $22,755    $17,580    $9,491
Net income                                           4,868      4,386     6,699
                                                   ----------------------------

        The term "Nabors" as used herein, refers to Nabors Industries, Inc. and its subsidiaries prior to the merger with Sundowner (Note 2). Nabors fiscal year-end has historically ended on September 30, while Sundowner Offshore Services, Inc. ("Sundowner") has a calendar year-end. Effective October 1, 1994, Sundowner's year-end was changed to conform to Nabors' September 30 fiscal year-end. Accordingly, the accompanying consolidated financial statements for the fiscal years ended September 30, 1995 and 1994, combine the information for Nabors and Sundowner as of September 30, 1995, and for each of the two years then ended. The accompanying consolidated financial statements for earlier fiscal years combine information for Nabors' September 30 year-end with Sundowner's subsequent calendar year-end. Due to the different year-end of the merged companies, the results of Sundowner for the three months ended December 31, 1993, have been included in the consolidated statements of income for both the periods ended September 30, 1994 and 1993. Accordingly, Sundowner's net income of $.4 million for the three months ended December 31, 1993, has been reported as an adjustment to the September 30, 1994, consolidated retained earnings.

CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include time deposits and various other short-term investments with an original maturity of three months or less at the time of purchase.

MARKETABLE SECURITIES

        In the first quarter of 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The new standard expands the use of fair value accounting for certain investments in debt and equity securities, but retains the use of the amortized cost method for investments in debt securities that the Company has the intent and ability to hold to maturity.

        The Company's marketable securities consist of debt securities, including United States Government securities, commercial paper with maturities of greater than three months at the date of purchase, and equity securities. Marketable debt securities that are classified as held-to-maturity are stated at amortized cost, which approximates market, and marketable securities that are classified as available-for-sale or trading are stated at fair value. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. Unrealized gains and losses on securities classified as trading are reported in earnings currently.

        In computing realized gains and losses on the sale of equity securities, the cost of the equity securities sold is determined using the specific cost of the security when originally purchased.

INVENTORY AND SUPPLIES

        Inventory and supplies are composed of replacement parts and supplies held for use in the operations of the Company and top drives that are manufactured by a Company subsidiary for resale. Inventory and supplies are valued at the lower of weighted average cost or market.

PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are stated at cost. The Company provides for depreciation of drilling rigs on the unit-of-production method over a 3,800-day period after provision for salvage value. To provide for any deterioration that may occur while the rigs are not operating for an extended period of time, a minimum depreciation charge is provided at reduced rate of 20% of an assumed depreciation life of 15 years. Depreciation on buildings, oilfield hauling and mobile equipment, and other machinery and equipment is computed using the straight-line method over the estimated useful lives of the assets after provision for salvage value (buildings -- 10 to 30 years; oilfield hauling and mobile equipment and other machinery and equipment -- 3 to 10 years). Maintenance and repairs are charged to income currently; renewals and betterments are capitalized. Amortization of capitalized leases is included in depreciation and amortization expense. Interest applicable to the construction of drilling and other equipment is capitalized. Interest expense of $.7 million, $.4 million and $.2 million was capitalized during 1995, 1994 and 1993, respectively. Provisions for permanent asset impairment are charged to income when it is considered probable that the carrying values of equipment may not be recovered over their remaining service lives, based on estimates of future net cash flows on an undiscounted basis. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts, and any gains or losses are included in results of operations.

        In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121, which is effective for fiscal years beginning after December 15, 1995, requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS 121 at the beginning of fiscal year 1997. It is anticipated that the impact of adopting this statement will not have a material effect on the financial statements.

INCOME TAXES

        In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), SFAS 109, which supersedes Statement of Financial Accounting Standards No. 96. "Accounting for Income Taxes" ("SFAS 96"), is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. The Company adopted SFAS 109 at the beginning of 1994, the required effective date of the statement. Adoption of this statement did not have a material effect on the financial statements.

        United States income taxes have not been provided on unremitted earnings of subsidiaries located outside the United States, as such earnings are considered permanently reinvested.

REVENUE RECOGNITION

        Revenues and costs on daywork contracts are recognized daily (percentage-of-completion method); revenues and costs applicable to footage and turnkey contracts are recognized on completion of the well (completed contract method).

FOREIGN CURRENCY TRANSLATION

        For certain foreign subsidiaries, such as those in the United Kingdom and Canada, the local currency is the functional currency. Assets and liabilities are translated at year-end exchange rates, and income and expenses are translated at the average exchange rates prevailing during the year. Translation gains or losses are accumulated in a separate section of stockholders' equity, and transaction gains and losses are included in net income. For subsidiaries operating in highly inflationary countries, such as Venezuela, and for certain other subsidiaries, the US dollar is the functional currency, and translation gains and losses are included in determining net income.

        Foreign currency transaction and translation losses included in net income for 1995, 1994 and 1993 totaled $3.2 million, $1.5 million and $.5 million, respectively. The 1995 losses include $2.5 million in the UK North Sea relating to foreign currency losses that were deferred and recognized as part of the specific transactions hedged. During 1994, the Venezuelan bolivar devalued by approximately 75%, as compared to the US dollar, due to the deterioration in that country's economic condition. During June 1994, the Venezuelan government imposed exchange rate control policies and an official fixed rate of 170 bolivars to the US dollar. As a result of the devaluation, the Company recorded translation losses totaling $1.0 million during 1994. Subsequent to the June 1994 establishment of the official fixed exchange rate, the Company reduced its bolivar net monetary asset exposure. However, if the Venezuelan government allows the bolivar to "float" relative to the US dollar, or revises the official fixed exchange rate, the Company could incur additional translation losses. The Company also recorded amortization of deferred currency losses in the UK North Sea during 1994.

EARNINGS PER SHARE

        The Company's earnings per share are based upon the weighed average number of common shares ("Shares") outstanding during the year, excluding Shares held in treasury. Shares reserved for issuance against stock options outstanding under the Company's stock option plans and stock warrants issued are considered common stock equivalents if dilutive.

CASH FLOW INFORMATION

        Cash paid for income taxes and interest during 1995, 1994 and 1993 was as follows:

(In thousands)                            1995            1994            1993
--------------------------------------------------------------------------------

Income taxes                             $5,045          $2,765          $3,817
Interest, net of
  capitalized interest                    7,064           7,818           8,114
                                         ---------------------------------------

        A summary of the Company's non cash activities during 1995, 1994 and 1993 is as follows:


(In thousands)                        1995        1994        1993
---------------------------------------------------------------------
Acquisition of businesses:
  Fair value of assets acquired
    less negative goodwill          $ 29,634     $    --    $ 32,000
  Consideration paid:
    Cash                             (20,000)         --     (22,000)
                                   ----------------------------------
  Liabilities assumed or created       9,634          --      10,000
                                   ----------------------------------
Common stock issued to a
  mutual fund in exchange for
  the Company's shares                    --      83,135          --
                                   ----------------------------------
Common shares and treasury
  shares issued to acquire assets         --          --       2,000
                                   ----------------------------------
Common stock issued to pay
  down note payable and
  accrued interest                        --          --      10,117
                                   ----------------------------------


CONCENTRATIONS OF CREDIT RISK

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments that the Company has with a variety of financial institutions with strong credit ratings. The Company believes that, due to the foregoing, the credit risk in such instruments is minimal. In addition, as disclosed in the distribution of earnings and assets information that appears in Note 14, the Company's trade receivables are with a variety of international and national oil companies. Management considers this credit risk to be limited due to these companies' financial resources.


FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying values of the Company's cash and cash equivalents and short-term marketable securities approximate fair value because of the short-term maturity of those investments. The fair value of the Company's long-term marketable securities is determined based on quoted market prices.

        The fair value of the Company's debt approximates its carrying value.


2  ACQUISITIONS

        During October 1994, the Company consummated its merger with Sundowner, a company that provides contract well servicing and workover services in the Gulf of Mexico and various international offshore markets utilizing self-contained, modular platform rigs and jackup workover rigs. Under the merger agreement, Sundowner stockholders received 2.8 shares of the Company's common stock for each of their shares of Sundowner. As a result, the Company issued 13,081,600 common shares to Sundowner stockholders.

        The merger has been accounted for as a pooling of interests. Accordingly, the accompanying consolidated financial statements have been retroactively restated to include the results of operations, financial position and cash flows of Sundowner for all periods prior to consummation of the merger (Note 1). In addition to combining the companies' historical operations, the accompanying consolidated financial statements include adjustments to Sundowner's deferred income tax expense. The companies expect to file consolidated tax returns subsequent to the combination date; accordingly, the deferred tax accounts have been adjusted retroactively to reflect the combined companies' use of the Company's operating loss carryforwards for US federal income tax purposes. Such adjustments resulted in a reduction in US federal deferred income tax expense in the combined companies statement of operations. In accordance with SFAS 109, no retroactive adjustment has been made to the combined companies' current US federal income tax expense because consolidated tax returns cannot be filed for periods preceding the combination date. Earnings per common share for each period are based on the combined weighted average number of common shares outstanding after adjusting Sundowner's historical amounts for the conversion into 2.8 shares of the Company's common stock.

        Operating results of the separate companies for the periods prior to the merger are as follows:

                                            SEPTEMBER 30,
                               1994                             1995
(In thousands)        REVENUES      NET INCOME      REVENUES      NET INCOME
----------------------------------------------------------------------------
Nabors                 $422,551        $  650        $352,037       $34,263
Sundowner                61,717           148          67,369         3,430
Deferred income
  tax adjustment                          552                           865
                      ------------------------------------------------------
                       $484,268        $1,350        $419,406       $38,558
                      ------------------------------------------------------

        During January 1995, the Company acquired Delta Drilling Company ("Delta"), a company engaged in the business of contract land drilling in the United States. The purchase price of Delta was approximately $20.0 million in cash plus liabilities assumed. The acquisition was accounted for under the purchase method of accounting; accordingly, the total purchase price was allocated to net assets based on estimated fair values. The results of Delta's operations have been included in the consolidated financial statements commencing on the effective date of the acquisition.

        During June 1993, the Company acquired the land rigs and certain other assets of Grace Drilling Company ("Grace"). Grace owned 167 US-based land rigs, of which approximately 110 were being actively marketed. The purchase price for Grace totaled $32.0 million, plus acquisition costs, and consisted of $22.0 million in cash and $10.0 million in a note that was repaid during August 1993 through the issuance of common stock. In addition, the purchase price included a three-year warrant to purchase 1,100,000 shares of the Company's common stock at a per share price equal to $16.18. The acquisition was accounted for under the purchase method of accounting. The results of Grace's operations have been included in the consolidated financial statements commencing on the effective date of the acquisition.

3  MARKETABLE SECURITIES

        Marketable securities classified as current assets are as follows:

(In thousands)                                       1995      1994
-------------------------------------------------------------------
Debt securities, classified as held-to-maturity,
  at amortized cost, which approximates
  fair value:
    US Government securities                       $2,002   $10,758
    Commercial paper                                   --    11,911
Equity securities, classified as trading,
  at fair value                                     1,294        --
                                                   ----------------
                                                   $3,296   $22,669
                                                   ----------------

        Marketable securities classified as long-term assets are follows:

                                                    September 30,
(In thousands)                                      1995     1994
-------------------------------------------------------------------
US Government securities, classified as
  held-to-maturity, at amortized cost,
  which approximates fair value                        --   $ 7,994
Equity securities, classified as available-
  for-sale, at fair value                           9,645    12,272
                                                   ----------------
                                                   $9,645   $20,266
                                                   ----------------

        The fair value of equity securities that were classified as available-for-sale exceeded the cost by approximately $.4 million and $1.3 million as of September 30, 1995 and 1994, respectively. The contractual maturities of debt securities held-to-maturity are less than one year as of September 30, 1995. During 1995, the Company sold debt securities with an amortized cost of $12.6 million and recorded a loss of $.2 million. The debt securities previously had been classified as held-to-maturity and were sold to fund the acquisition of Delta.

        During 1995, the Company recorded a gain totaling $2.4 million and received $6.3 million of proceeds in a combination of shares, warrants and cash in settlement of the tender offer for the Company's investment in certain equity securities and from other sales of equity securities classified as available-for-sale. During 1995, the Company recorded unrealized holding gains totaling $.2 million on equity securities classified as trading.

        During 1994, the Company received $2.6 million of proceeds and realized a gain of $.9 million resulting from the sale of certain investments in equity securities that had been classified as available-for-sale.

4  PROPERTY, PLANT AND EQUIPMENT

        The major components of property, land and equipment are as follows:

                                                       September 30,
(In thousands)                                       1995        1994
------------------------------------------------------------------------
Land                                              $    3,788  $    2,868
Buildings                                             13,684      12,467
Contract drilling rigs and related equipment         516,487     394,190
Oilfield hauling and mobile equipment                 42,208      40,662
Other machinery and equipment                         19,896      19,410
                                                  ----------------------
                                                     596,063     469,597
Less: accumulated depreciation
  and amortization(1)                               (212,350)   (186,456)
                                                  ----------------------
                                                   $ 383,713   $ 283,141
                                                  ----------------------

(1) Includes, as of September 30, 1995 and 1994, reserves of $56.3 million and $56.6 million, respectively, resulting from the permanent impairment of certain asset values.

        Repair and maintenance expense included in direct costs in the statements of income amounted to $63.2 million, $49.2 million and $40.6 million for the years ended September 30, 1995, 1994 and 1993, respectively.

        The oilfield hauling and mobile equipment category of property, plant and equipment includes equipment under capital lease totaling $1.6 million and $2.1 million as of September 30, 1995 and 1994, respectively. Accumulated amortization associated with the equipment totaled $.7 million and $.8 million as of September 30, 1995 and 1994, respectively.


5  PROVISION FOR REDUCTION IN CARRYING VALUE OF ASSETS

        During the third quarter of 1994, the Company recorded a provision for reduction in carrying value of assets totaling $29.7 million. The assets primarily affected were the Company's Yemen logistical assets and inventory. The provision also included estimates of facility closure costs and other costs in certain international areas, including Yemen. The determining factor resulting in the provision for reduction in carrying value of assets was the general reduction of activity in Yemen, further exacerbated by the civil war there.

6  SHORT-TERM BORROWINGS AND LETTERS OF CREDIT

        The Company has available lines of credit with a number of banks that permit borrowing at interest rates generally not to exceed, at the option of the Company, each bank's prime rate or LIBOR plus 1.00%. The weighted average interest rate on short-term borrowings outstanding as of September 30, 1995 and 1994 equaled 6.88% and 6.78%, respectively.

        Availability and borrowings under these lines of credit are as follows:

                                                          SEPTEMBER 30,
(In thousands)                                       1995              1994
-----------------------------------------------------------------------------
Lines of credit available                          $53,391            $33,500
Short-term borrowings outstanding                   28,440              5,600
Letters of credit outstanding                        9,853              6,800
                                                   --------------------------

7  LONG-TERM OBLIGATIONS

        Long-term obligations consist of the following:

                                                          SEPTEMBER 30,
(In thousands)                                       1995              1994
-----------------------------------------------------------------------------
9.18% Senior Secured Notes payable in
  semiannual installments of $4,000
  commencing January 2002                         $ 40,000           $ 40,000
10.25% Senior Secured Notes payable in
  semiannual installments of $3,000
  commencing July 1992, net                          8,782             14,628
$8,284 Loan payable in quarterly
  installments of $295 commencing
  July 1990                                          2,071              3,254
$5,100 Loan payable in quarterly
  installments of $182 commencing
  July 1991                                          2,003              2,732
$4,851 Loan payable in quarterly
  installments of $173 commencing
  July 1993                                          3,118               3,984
$2,200 Loan payable in full August 1998              2,200                  --
Medium-term notes payable, maturing from
  1995 to 2001, from 6.5% to 8.5%(1)                 4,068              12,905
Capital leases(1)                                      394                 912
                                                  ----------------------------
                                                    62,636              78,415
Less: current portion                              (11,158)            (16,536)
                                                  ----------------------------
                                                  $ 51,478            $ 61,879
                                                  ----------------------------

(1) Certain of these obligations are collateralized by specific assets financed with the related proceeds. The aggregate net book value of such assets approximated $12.5 million and $26.0 million as of September 30, 1995 and 1994, respectively.


        The Company issued 9.18% Senior Secured Notes due July 31, 2006, in the principal amount of $40.0 million (the "9.18% Senior Secured Notes") to the John Hancock Mutual Life Insurance Company ("John Hancock"), pursuant to an Amended and Restated Note Purchase Agreement dated October 1, 1992.

        The Company substantially financed the 1990 acquisition of Loffland Brothers Company through certain of its subsidiaries incurring $30.0 million of 10.25% Senior Secured Notes due January 31, 1997 (the "10.25% Senior Secured Notes") to John Hancock. The Company also issued warrants to the same financial institution to purchase 1,500,000 shares of the Company's common stock of $5.50 per share, exercisable until January 31, 1997 (the "Warrants"). A value of $1.1 million was assigned to the Warrants.

        The 9.18% Senior Secured Notes and the 10.25% Senior Secured Notes (collectively "Senior Secured Notes") impose certain restrictions on the Company, including restrictions on the payments of dividends and certain business combinations. The Company may pay dividends to the extent the Company's cumulative dividends plus certain other payments since March 31, 1989, do not exceed 50% of the Company's cumulative net income since March 31, 1989, plus the proceeds of any offering of equity securities of the Company that are not redeemable at the option of the holder of the securities. As of September 30, 1995, retained earnings available for dividend totaled approximately $140.0 million. Also, proceeds from the sale of certain assets must be used to prepay the Senior Secured Notes to the extent that an amount equal to such proceeds are not invested by the Company during a two-year period. The Senior Secured Notes also require that certain financial tests be met on a consolidated Company basis, the most restrictive of which requires working capital to be in excess of $5.0 million. The Senior Secured Notes are collateralized by the pledge of all the shares and assets of the Company's subsidiaries operating in the UK North Sea and of all the shares of one of the Company's subsidiaries operating in the Gulf of Mexico and are guaranteed by the Company and one of its subsidiaries. The aggregate book value of such net assets approximated $29.7 and $35.8 million as of September 30, 1995 and 1994, respectively.

        During 1993, 1991 and 1990, subsidiaries of the Company entered into three separate loan agreements with a financial institution, under which it borrowed $4.9 million, $5.1 million and $8.3 million, respectively, to finance the construction of three new rigs placed in service during March 1993, March 1991 and February 1990. Effective August 15, 1995, each of the three loans bears interest at 90-day LIBOR plus .75% (6.70% at September 30, 1995). Before this date, the three loans bore interest at 90-day LIBOR plus 1.125% (6.06% at September 30, 1994). The loans are collateralized by the rigs financed with the proceeds of such loans, with the exception of the $4.9 million loan, which is collateralized by five land drilling rigs located in the US Lower 48 and the proceeds of the contracts under which the rigs operate. The aggregate net book value of such assets approximated $20.2 million and $21.0 million as of September 30, 1995 and 1994, respectively. The loans are guaranteed by the Company and require the Company, on a consolidated basis, to maintain various financial ratios, the most restrictive of which requires working capital to be in excess of $1.0 million.

        During 1995, a subsidiary of the Company entered into a revolving loan agreement with a financial institution whereby it can borrow up to $20.0 million for the construction of certain drilling equipment that is exported from Canada by one of the Company's subsidiaries. The loan proceeds are drawn quarterly based on the amount of qualifying drilling equipment exported from Canada during the immediately preceding three-month period and are due for repayment three years after the date the individual advances are made. The Company received its first advance during August 1995 totaling $2.2 million. The loans bear interest at 90-day LIBOR plus .75% (6.70% at September 30, 1995). The loans are collateralized by several drilling rigs located in the US with an aggregate net book value of approximately $27.4 million as of September 30, 1995. The loans are guaranteed by the Company, and require the Company, on a consolidated basis, to maintain various financial ratios, the most restrictive of which requires working capital to be in excess of $5.0 million.

        As of September 30, 1995, the maturities of long-term obligations, exclusive of capital lease obligations, for the five years after 1995 are as follows:


(In thousands)
-------------------------------------------------------------------------------
1996                                                                  $ 10,767
1997                                                                     6,291
1998                                                                     4,185
1999                                                                       789
2000                                                                       402
Thereafter                                                              39,808
                                                                      --------
                                                                      $ 62,242
                                                                      ========


        The following is a schedule of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments, as of September 30, 1995:


(In thousands)
-------------------------------------------------------------------------------
1996                                                                     $ 415
1997                                                                         3
                                                                         -----
Total minimum lease payments                                               418
Less: amount representing interest                                         (24)
                                                                         -----
Present value of net minimum lease payments                                394
Less: amount payable in one year                                          (391)
                                                                         -----
                                                                         $   3
                                                                         =====


8  INCOME TAXES

        The Company's income tax, reconciled to the United States federal income tax using the federal statutory rate, and an analysis of the income tax provision is as follows:

                                                                Year ended September 30,
(In thousands)                                           1995            1994             1993
--------------------------------------------------------------------------------------------------
Total pretax income (1)                                  $ 58,628       $ 6,239           $ 42,117
                                                        ------------------------------------------
Expected federal income tax using the
  statutory rate (35%, 35% and 34.75%)                     20,520         2,184             14,636
Recognition of net loss carryforwards                     (20,599)           --             (9,709)
Alternative Minimum Tax                                       574            76                 --
State income taxes                                            672           115                 --
Foreign taxes and other                                     6,357         2,514             (1,368)
                                                        ------------------------------------------
    Total income tax                                     $  7,524       $ 4,889            $ 3,559
                                                        ------------------------------------------

Analysis of the income tax provision:
    Current:
      US federal                                         $    574       $    76            $    --
      State and local                                          72           115                 --
      Foreign                                               4,267         3,948              4,209
                                                        ------------------------------------------
                                                            4,913         4,139              4,209
    Deferred:
      State and local                                         600            --                 --
      Foreign                                               2,011           750               (650)
                                                        ------------------------------------------
    Total income tax                                     $  7,524       $ 4,889            $ 3,559
                                                        ------------------------------------------

(1) Includes foreign income before taxes of $7.5 million, $6.7 million and $9.4 million, respectively, in the years ended September 30, 1995, 1994 and 1993.

        The components of the Company's net deferred tax assets and liabilities are as follows:

                                                             September 30,
(In thousands)                                           1995             1994
-----------------------------------------------------------------------------------

Deferred tax assets:
  Net operating loss carryforwards                      $  65,688         $  72,935
  Accrued liabilities not deducted
    for tax purposes                                       10,960            10,562
  General tax credits                                       5,455             5,631
                                                        ---------------------------
Deferred tax asset                                         82,103            89,128
Valuation allowance                                       (29,306)          (57,166)
                                                        ---------------------------
  Net deferred tax asset                                   52,797            31,962
Deferred tax liabilities:
  Excess tax over book depreciation                       (56,753)          (32,712)
                                                        ---------------------------
Net deferred tax liability                                 (3,956)             (750)
                                                        ---------------------------


        In conjunction with the acquisition of Delta (Note 2), deferred tax liabilities of $.6 million were recorded during 1995.

        For US federal income tax purposes, the Company has net operating loss carryforwards of approximately $184.6 million that, if not utilized, will expire from 1999 to 2009. The net operating loss carryforwards for Alternative Minimum Tax purposes are approximately $145.2 million. There are Alternative Minimum Tax credit carryforwards of $1.4 million available to offset future regular tax liabilities. In addition, the Company has approximately $4.1 million of investment-tax-credit carryforwards expiring at various dates from 1997 to 2001.

        Under federal tax law, the amount and availability of loss carryforwards (and certain other tax attributes) are subject to a variety of interpretations and restrictive tests applicable to the Company and its subsidiaries. The utilization of such carryforwards could be limited or effectively lost upon certain changes in ownership. Accordingly, although the Company believes substantial loss carryforwards are available to it, no assurance can be given concerning such loss carryforwards or whether or not such loss carryforwards will be available in the future.

        A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. Primary factors considered by management to determine the size of the allowance include the competitive and cyclical nature of the Company's primary markets and the expiration timing of the net operating loss carryforwards.

        The Company's accumulated deficit of $56.9 million as of May 1, 1988, was eliminated by a transfer to paid-in capital through an accounting reorganization of its stockholders' equity accounts (quasi-reorganization). The quasi-reorganization did not involve any revaluation of assets or liabilities because their fair values were, respectively, not less than or greater than their book values.

        The Company adopted its quasi-reorganization in the context of its reliance, at that time, on SFAS 96, which provided for recognition in the statement of income the tax benefits of operating loss and tax-credit carryforward items that arose prior to a quasi-reorganization such as that implemented by the Company.

        Subsequent to the issuance of SFAS 96 in September 1989, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 86 (SAB 86). This bulletin sets forth the SEC staff's view that the tax benefits of operating loss and tax-credit carryforward items that arose prior to a quasi-reorganization must be reported as a direct credit to paid-in capital following a quasi-reorganization involving only an elimination of a deficit in retained earnings.

        Since the Company implemented its quasi-reorganization based on SFAS 96 and prior to the issuance of SAB 86, it will continue to report carryforward tax benefits directly in the statement of income and then will reclassify the amount of such benefit from retained earnings to paid-in capital. The SEC has informed the Company that, under the circumstances, it will not object to the Company's accounting for these tax benefits. If the provisions of SAB 86 had been applied, net income for the years ended September 30, 1995 and 1993 would have been reduced by $8.2 million ($.09 per share) and $7.7 million ($.10 per share), respectively. Net income for the year ended September 30, 1994, would not have been reduced.

        SFAS 109, which supersedes SFAS 96 and was adopted by the Company at the beginning of 1994, includes a "grandfathering" provision that permits the Company to continue its present method of accounting for the utilization of its operating loss and tax-credit carryforward items that arose before the Company's 1988 quasi-reorganization.

9  CAPITAL STOCK AND STOCK OPTIONS

CAPITAL STOCK

        During December 1994, the Company purchased 250,000 shares of its common stock in the open market at a cost of $1.7 million, or $6.80 per share.

        During October 1994, the Company completed its merger with Sundowner whereby the Company acquired all of the outstanding shares of Sundowner in exchange for 13,081,600 newly issued registered shares of the Company's common stock (Note 2).

        During April 1994, the Company completed a transaction whereby it acquired all of the assets of Equity Strategies Fund, Inc., an open-ended mutual fund ("ESI"), in exchange for 13,276,349 newly issued registered shares of the Company's common stock. The ESI assets acquired comprised 12,548,733 shares of the Company's common shares and $4.8 million in cash. The price at which the Company's shares were exchanged was $6.625 per share, which was based upon an average closing price of the Company's stock. The shares of common stock issued to ESI then were distributed pro rata to the shareholders of ESI. The net effect of the transaction was that the Company's common shares outstanding increased by 727,616 shares and the Company received $4.8 million in cash.

        During 1993, a total of 4,632,000 common shares were issued for an equal number of publicly traded warrants at an exercise price of $5.50 per share. The warrants had been exercisable through August 28, 1993.

        During 1993, Sundowner completed a public offering of 1,450,000 shares of common stock (or the equivalent of 4,060,000 Company common shares at the 2.8 share conversion ratio, see Note 2) priced at $14.00 per share, resulting in net proceeds to Sundowner of approximately $18.7 million.

        The Company issued 1,030,770 common shares during August 1993 to repay a $10.0 million note issued as part of the acquisition of Grace (Note 2).

        During August 1993, the Company completed the public sale of 769,230 common shares at a price of $9.875 per share.

        During June 1993, the Company issued 200,000 treasury shares to purchase three drilling rigs.

        During December 1992, two senior officers exercised options to purchase a total of 3,776,000 common shares for an aggregate purchase price of $4.5 million. The Company received 735,968 common shares from the two officers as consideration for the purchase of these common shares.

        The Company is authorized to issue up to 10,000,000 shares of preferred stock with a par value of $.10 per share in one or more series and to fix the powers, designations, preferences and rights to each series.

        As of September 30, 1995 and 1994 there were warrants outstanding to purchase: 1,500,000 common shares at $5.50 per share, exercisable until January 31, 1997; 1,100,000 common shares at $16.18 per share, exercisable until June 1996; and 650,000 common shares at $7.92 per share, exercisable until April 1996.

STOCK OPTION PLANS

        As of September 30, 1995, the Company has several stock option plans under which options to purchase common shares may be granted to key officers, directors and managerial employees of the Company and its subsidiaries. Options granted under the plans generally are at prices ranging between 85% and 110% of the fair market value of the stock on the date of the grant. Options granted under the plans generally are exercisable in varying cumulative periodic installments after one year and cannot be exercised more than ten years from the date of grant. Options to purchase 1,326,714 and 2,102,764 common shares remained available for grant as of September 30, 1995 and 1994, respectively.

        A summary of stock option transactions during the three years ended September 30, 1995, is as follows:

                                                Number         Price Range
(Share amounts in thousands)                  of Shares         Per Share
----------------------------------------------------------------------------
Options outstanding
  September 30, 1992                          11,889         $ .75 to $16.25
    Granted                                    1,132          4.77 to  9.625
    Exercised                                 (5,135)          .75 to  5.875
    Forfeited                                   (299)         4.04 to   6.50
                                              ------------------------------
Options outstanding
  September 30, 1993                           7,587         $ .75 to $16.25
    Granted                                    1,437          5.00 to   7.50
    Exercised                                   (168)         1.07 to  6.875
    Forfeited                                   (137)         4.04 to  6.875
                                              ------------------------------
Options outstanding
  September 30, 1994                           8,719         $ .75 to $16.25
    Granted                                    4,453          6.25 to   8.25
    Exercised                                   (505)         1.07 to  6.875
    Forfeited                                    (47)         4.77 to  6.875
                                              ------------------------------
Options outstanding
  September 30, 1995                          12,620         $ .75 to $16.25
                                              ------------------------------


        Of the options outstanding, 9,567,270, 5,278,870 and 3,454,270 were exercisable as of September 30, 1995, 1994 and 1993, respectively.

        The Company has several stock grant plans under which grants of common shares may be awarded to key officers, directors and managerial employees of the Company and its subsidiaries. Shares granted under the plans generally vest in varying cumulative periodic installments. As of September 30, 1995, 497,500 shares remained available for grant.

        A summary of stock grant transactions during the three years ended September 30, 1995, is as follows:

                                                                     Number
(Share amounts in thousands)                                       of Shares
----------------------------------------------------------------------------
Grants Outstanding
  September 30, 1992                                                  406
    Granted                                                            40
    Vested                                                           (141)
    Forfeited                                                         (63)
                                                                    --------
Grants Outstanding
  September 30, 1993                                                  242
    Granted                                                            --
    Vested                                                           (110)
    Forfeited                                                          --
                                                                    --------
Grants Outstanding
  September 30, 1994                                                  132
    Granted                                                            77
    Vested                                                           (129)
    Forfeited                                                          --
                                                                    --------
Grants Outstanding
  September 30, 1995                                                   80
                                                                    --------

        In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. SFAS 123, which is effective for fiscal years beginning after December 15, 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. SFAS 123 requires, among other things, that compensation cost be calculated for fixed stock options at the grant date by determining fair value using an option-pricing model. The Company has the option of recognizing the compensation cost over the vesting period as an expense in the income statement or making pro forma disclosures in the notes to the financial statements as to the effects on net income as if the compensation cost has been recognized in the income statement. The Company will adopt the pro forma disclosure provisions of SFAS 123 at the beginning of fiscal year 1997.

10  EMPLOYEE BENEFIT PLANS

     Certain of the Company's employees are covered by defined contribution plans. The Company's contributions to the plans are based on employee contributions and totaled $2.9 million, $2.6 million and $1.9 million for the years ended September 30, 1995, 1994 and 1993, respectively.

     Before its acquisition by the Company, Loffland Brothers Company had accrued, over a number of years, deferred incentive compensation for certain of its key employees. This deferred incentive compensation plan was discontinued prior to the acquisition by the Company. At September 30, 1995 and 1994, the Company's balance sheet reflected a liability of $1.4 million and $2.1 million, respectively, relating to the deferred compensation plan.

     In November 1992, the FASB issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"). The adoption of SFAS 112 by the Company during 1995 did not have a material effect upon the financial statements because the Company does not provide such benefits to its employees.

11  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company and its subsidiaries occupy various facilities and lease certain equipment under leases that range in length from 1 to 31 years. Payments required under the operating leases in years subsequent to September 30, 1995, are as follows:


     (In thousands)
     ----------------------------------
     1996                       $ 2,156
     1997                         2,151
     1998                         2,102
     1999                         1,803
     2000                         1,347
     Thereafter                   1,123
                                -------
                                $10,682
                                -------


     Minimum payments have not been reduced by sublease rentals, which are minimal and are due in the future under noncancelable subleases. The above amounts do not include property taxes, insurance, or normal maintenance that the lessees are required to pay. Rental expense relating to operating leases amounted to $11.4 million, $11.8 million and $9.1 million for the years ended September 30, 1995, 1994 and 1993, respectively.

EMPLOYMENT CONTRACTS

     The Company has entered into employment contracts with certain of its employees. The Company's minimum salary and bonus obligations under these contracts are as follows:


     (In thousands)
     --------------------------------
     1996                      $2,548
     1997                       2,261
     1998                       1,511
     1999                       1,368
     2000                          --
                               ------
                               $7,688
                               ------

     Pursuant to one of the employment contracts, an employee is entitled to receive an annual bonus equal to 7% of the net cash flow of the Company (as defined in the employment contract) that exceeds 15% of the average stockholders' equity in such year. The employee received cash bonuses of $1.3 million, $.68 million and $.68 million for the years ended September 30, 1995, 1994 and 1993, respectively. The employee also received stock-based compensation for 1993 and will receive stock-based compensation for 1995. Pursuant to one of the employment contracts, an employee is entitled to receive an annual bonus equal to the greater of $.7 million, or 2% of the net cash flow of the Company (as defined in the employment contract) that exceeds 15% of the average stockholders' equity in such year. For 1995, 1994 and 1993, the employee received cash bonuses of $.3 million, $.42 million and $.42 million, respectively. The employee also received stock-based compensation for 1993 and will receive stock-based compensation for 1995. For 1995, 1994 and 1993, both employees received lower cash bonuses than those to which they were entitled under the bonus formula. For both employees the package of bonus compensation for each of the three fiscal years was not greater than the cash bonus that each employee was entitled to received under the bonus formula.

CAPITAL EXPENDITURES

     As of September 30, 1995 and 1994, the Company had capital expenditure commitments totaling approximately $15.5 million and $4.5 million, respectively.

CONTINGENCIES

     A petition was filed on March 4, 1994, in the 61st Judicial Court, of Harris County, Texas, against Nealwell Drilling Limited ("Nealwell") and Sundowner, asserting that Nealwell breached a contract, and Sundowner tortiously interfered with alleged contract rights of Primrose Drilling Ventures, Ltd., when Sundowner purchased a jackup workover rig from Nealwell for $2.0 million in cash. Primrose has alleged approximately $34.5 million in actual damages, as well as exemplary damages not less than its actual damages. Company management believes that the litigation instituted by Primrose is without merit and intends to vigorously defend all claims of Primrose. The case is in the discovery stages.

        The Company is a defendant or otherwise involved in a number of lawsuits. In the opinion of management, the Company's ultimate liability, with respect to these lawsuits is not expected to have a significant or material adverse effect on the Company's consolidated financial position or results of operations.

        The Company insures its drilling rigs and equipment subject to various deductibles, but not exceeding $.2 million per occurrence. The Company retains the first $1.0 million per occurrence and $7.4 million in the aggregate of its workers' compensation exposures in the US Lower 48 and Alaska. These operations also are subject to a $.25 million per occurrence deductible for auto liability. All international workers' compensation and automobile liability is subject to a retrospectively rated insurance policy. In the US Lower 48 and Alaska, the Company self-insures the first $1.0 million per occurrence and $2.0 million in the aggregate of general liability claims. International general liability exposures are subject to a $25,000 per occurrence deductible.

12  SUPPLEMENTAL BALANCE SHEET AND STATEMENT OF INCOME INFORMATION

        Other income during 1995 includes insurance gains on damaged equipment totaling $4.6 million. During 1993, a customer of the Company exercised its buyout option for a Company-owned platform rig in the UK North Sea. The Company received approximately $16.0 million in cash proceeds and recognized a pretax gain of approximately $9.0 million from the sale. During 1993, the Company received income tax refunds totaling $5.9 million from the Norwegian government. Substantially all of the tax refund was recorded as other income during 1993. The Company recorded other expense during 1993 totaling approximately $3.5 million from the establishment of a reserve relating to investment in sales-type leases that resulted from the restructuring of the long-term lease arrangement.

        Accounts receivable is net of an allowance for doubtful accounts of $1.4 million and $1.7 million as of September 30, 1995 and 1994, respectively.

        Accrued liabilities includes accrued compensation totaling $19.6 million and $15.8 million as of September 30, 1995 and 1994, respectively.

13  UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                             Year ended September 30, 1995
(In thousands,                   First          Second           Third          Fourth
except per share amounts)       Quarter         Quarter         Quarter         Quarter
----------------------------------------------------------------------------------------
Revenues                        $126,002        $143,335        $152,673        $150,778
Gross profit (excluding
  depreciation and general
  and administrative expenses)    32,257          34,510          36,790          35,134
Net income                        11,073          12,284          13,045          14,702
Earnings per share                   .13             .14             .15             .16
                                ---------------------------------------------------------

                                              Year ended September 30, 1994
(In thousands,                   First          Second           Third          Fourth
except per share amounts)       Quarter         Quarter         Quarter         Quarter
-----------------------------------------------------------------------------------------
Revenues                        $133,932        $118,577        $111,387        $120,372
Gross profit (excluding
  depreciation and general
  and administrative expenses)    29,899          28,787          27,277          28,628
Net income (loss)                  9,065           8,235         (22,906)          6,956
Earnings (loss) per share            .11             .10            (.27)(1)         .08
                                ---------------------------------------------------------

(1) Includes provision for reduction in carrying value of assets totaling $29.7 million or $.35 per share.

14  DISTRIBUTION OF EARNINGS AND ASSETS

        The following table sets forth financial information with respect to the Company and its subsidiaries, on a consolidated basis, by geographical area.

Geographic Areas                        Year ended September 30,
(In thousands)                    1995            1994            1993
------------------------------------------------------------------------
Revenues(1)(2)
  North America                 $416,475        $323,149        $235,716
  International:
    Middle East, CIS, Africa
      and other                   58,932          76,156         103,082
    South and Central America     49,453          32,991          28,788
    UK North Sea                  47,928          51,972          51,820
                                ----------------------------------------
                                $572,788        $484,268        $419,406
                                ----------------------------------------
Operating income (loss)
  North America                 $ 47,989        $ 35,246        $ 26,092
  International:
    Middle East, CIS, Africa
      and other                    8,346         (26,091)          8,277
    South and Central America      8,031           5,781           6,729
    UK North Sea                   3,916           5,647           8,085
  Corporate                       (9,727)        (11,284)        (10,926)
                                ----------------------------------------
                                $ 58,555        $  9,299        $ 38,257
                                ----------------------------------------
Assets
  North America                 $365,568        $307,862        $295,371
  International:
    Middle East, CIS, Africa
      and other                  117,887         108,170         136,782
    South and Central America     84,845          52,843          27,128
    UK North Sea                  15,221          21,398          34,646
                                ----------------------------------------
                                $583,521        $490,273        $493,927
                                ----------------------------------------

(1) No material revenues were derived from transactions between geographic areas of operation.

(2) No customers provided 10% or more of consolidated revenues in the years presented. In the opinion of management, the loss of a single customer would not have a material adverse effect on the Company's business.

                             DIRECTORS AND OFFICERS

DIRECTORS

EUGENE M. ISENBERG
Chairman and Chief Executive Officer,
Nabors Industries, Inc.

ANTHONY G. PETRELLO
President and Chief Operating Officer,
Nabors Industries, Inc.

RICHARD A. STRATTON
Vice Chairman, Nabors Industries, Inc.

GARY T. HURFORD
President, Hunt Oil Company

HANS W. SCHMIDT
Formerly President, Deutag Drilling

MYRON M. SHEINFELD
Attorney, Sheinfeld, Maley & Kay

JACK WEXLER
International Business Consultant
Formerly Senior Vice President,
Exxon International, and
President and CEO, Esso Sekiyo KK

MARTIN J. WHITMAN
Managing Director,
Whitman Hefferman Rhein & Co., Inc.
Chairman, Danielson Holding Corporation

OFFICERS

EUGENE M. ISENBERG
Chairman and Chief Executive Officer

ANTHONY G. PETRELLO
President and Chief Operating Officer

RICHARD A. STRATTON
Vice Chairman

MICHAEL W. DUNDY
Vice President and General Counsel

DANIEL McLACHLIN
Vice President and Corporate Secretary

BRUCE P. KOCH
Corporate Controller

CORPORATE ADDRESS

Nabors Industries, Inc.
515 West Greens Road
Suite 1200
Houston, Texas 77067
Telephone: (713) 874-0035
Fax: (713) 872-5205

FORM 10-K

Copies may be obtained at no charge by writing to the Secretary at the corporate office of the Company.

TRANSFER AGENT

First Chicago Trust of New York
30 West Broadway
New York, New York 10007

INVESTOR CONTACT

Dennis A. Smith
Director of Corporate Development

INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P.
Houston, Texas

PRICE OF COMMON STOCK

As of September 30, 1995, there were 84,261,372 shares of Common Stock outstanding held by 1,793 holders of record.

        The Common stock is listed on the American Stock Exchange under the symbol "NBR." Options on Nabors stock are available on the CBOE. The following table sets forth the reported high and low sales prices of the Common Stock on the Composite Tape for the quarters indicated.

                                            Stock Price
Fiscal Year                          High                 Low
                                    ----------------------------
1994
   First Quarter                     10                  6 1/8
   Second Quarter                     7 7/8              6 1/4
   Third Quarter                      7 1/2              6 1/8
   Fourth Quarter                     7 3/8              5 3/4
                                    ----------------------------
1995
   First Quarter                      7 7/8              6 1/8
   Second Quarter                     7 1/2              6
   Third Quarter                      9 11/16            7 3/8
   Fourth Quarter                    10                  7 15/16
                                    ----------------------------
OPERATING SUBSIDIARIES

NABORS ALASKA DRILLING, INC.
Anchorage, Alaska
James Denney, President

NABORS DRILLING INTERNATIONAL LIMITED
Houston, Texas
Siegfried Meissner, President

NABORS DRILLING & ENERGY SERVICES UK, LTD.
Aberdeen, Scotland
Larry P. Heidt, President

NABORS DRILLING USA, INC.
Houston, Texas
Richard Stratton, President
Steven A. Richards, Senior Vice President

NABORS DRILLING LIMITED
Nisku, Alberta
Duane A. Mather, President

PEAK OILFIELD SERVICES COMPANY
Anchorage, Alaska
Michael R. O'Connor, President

LOFFLAND BROTHERS DE VENEZUELA, C.A.
Caracas, Venezuela
Warren L. Twa, President

SUNDOWNER OFFSHORE SERVICES, INC.
Houston, Texas
Jerry C. Shanklin, President and Chairman

[LOGO] NABORS INDUSTRIES, INC.



515 WEST GREENS ROAD

SUITE 1200

HOUSTON, TEXAS 77067

713-874-0035

[PHOTO 18]