Form 10-K405, Exhibit 13
period 1996-09-30
NABORS INDUSTRIES INC
filed 1996-12-30
CIK 798943

                                                                     EXHIBIT 13


                                                              NABORS INDUSTRIES

                                                             1996 ANNUAL REPORT

                                    [PHOTO]

                                    [PHOTO]

                                    [PHOTO]




REVENUES

                                    [CHART]

REVENUES

                                    [PHOTO]



OPERATING INCOME (LOSS)

                                    [CHART]

OPERATING INCOME (LOSS)

                                    [PHOTO]



STOCKHOLDERS' EQUITY (DEFICIT)

                                    [CHART]


STOCKHOLDERS' EQUITY (DEFICIT)

FINANCIAL HIGHLIGHTS                    NABORS INDUSTRIES, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

                                                                    Year Ended September 30,
OPERATING DATA            1996       1995       1994       1993       1992       1991       1990       1989       1988       1987
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Revenues                $719,743   $572,788   $484,268   $419,406   $312,407   $264,239   $153,920   $ 85,600   $ 63,060   $ 33,126
Depreciation and
  amortization            46,117     31,042     26,241     22,434     16,526     10,119      5,232      3,884      3,502      5,855
Operating income (loss)   77,099     58,555      9,299     38,257     34,705     30,324     14,383      5,346        403    (72,790)
Net income (loss)         70,500     51,104      1,350     38,558     33,740     29,724     16,401      7,165     23,522    (84,953)
Net income (loss)
  per share - primary   $    .76   $    .58   $    .02   $    .50   $    .46   $    .42   $    .27   $    .14   $    .85   $  (5.90)
Weighted average
  number of shares        93,162     88,018     85,620     77,806     74,037     70,395     61,143     51,644     27,671     14,403
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------

                                                                      As of September 30,
BALANCE SHEET DATA        1996       1995       1994       1993       1992       1991       1990       1989       1988       1987
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Cash and short-term
  marketable securities $104,027   $ 15,334   $ 45,232   $ 70,458   $ 14,783   $ 15,139   $ 29,332   $  6,484   $ 13,354   $  6,509
Working capital          172,091     33,892     77,248    113,653     33,831     15,650     40,956      7,784      8,678      4,433
Property, plant and
  equipment, net         511,203    393,464    283,141    270,865    220,761    185,543    109,928     42,728     28,357     36,435
Total assets             871,274    593,272    490,273    493,927    339,930    285,615    226,846     75,519     61,123     54,086
Long-term obligations    229,504     51,478     61,879     73,109     49,294     37,489     37,729      7,760      4,254     65,864
Stockholders' equity
  (deficit)              457,822    368,750    317,424    307,583    201,058    157,302    117,335     47,215     36,101    (26,787)
Capital expenditures
  and acquisitions       174,483    144,560     62,907     84,752     61,124     88,104     73,943     19,751      7,414      3,248
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------

                                                                    Year Ended September 30,
GEOGRAPHIC DISTRIBUTION   1996       1995       1994       1993       1992       1991       1990       1989       1988       1987
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Revenues
  North America         $532,638   $416,475   $323,149   $235,716   $147,506   $165,438   $101,335   $ 67,888   $ 63,060   $ 33,126
  International          187,105    156,313    161,119    183,690    164,901     98,801     52,585     17,712       --         --
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
                        $719,743   $572,788   $484,268   $419,406   $312,407   $264,239   $153,920   $ 85,600   $ 63,060   $ 33,126
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Operating income (loss)
  North America         $ 61,611   $ 47,989   $ 35,246   $ 26,092   $ 12,618   $ 15,119   $  9,422   $  9,116   $  4,390   $(70,311)
  International           27,848     20,293    (14,663)    23,091     35,111     27,527     13,640        609       --         --
  Corporate              (12,360)    (9,727)   (11,284)   (10,926)   (13,024)   (12,322)    (8,679)    (4,379)    (3,987)    (2,479)
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
                        $ 77,099   $ 58,555   $  9,299   $ 38,257   $ 34,705   $ 30,324   $ 14,383   $  5,346   $    403   $(72,790)
                        --------   --------   --------   --------   --------   --------   --------   --------   --------   --------

TO OUR SHAREHOLDERS

     Fiscal 1996 was a year of financial and operational achievements that established a framework for an even brighter future. Many important measures of financial performance demonstrated solid growth. Revenues, operating income, net income and cash flow from operations all showed good improvement and our return on equity exceeded 17 percent.

     These improvements in our results came from a combination of capital investments, continuing cost control and a market environment that improved as the year progressed. Initial yields from recent investments in new offshore platform rigs in our Sundowner subsidiary and acquisitions in Alaska and the US Lower 48 constituted the largest component. The additional sales of top drives made possible by our expanded CANRIG manufacturing capacity also contributed significantly. Higher utilization and better pricing of our platform drilling and workover jackup rigs became increasingly apparent in our results as the year progressed. A significant increase came from our US Lower 48 operations through the incremental effects of alliances and lower costs.

     In many ways fiscal 1996 further validated the philosophy that has governed our approach during the past ten years. The principal elements of that philosophy are:

     ESTABLISH AND MAINTAIN A CONSERVATIVE AND FLEXIBLE FINANCIAL POSTURE. Financial strength and flexibility have been vital to our success. Our financial posture has been consistently strong and conservative and we are committed to further enhancing our standing with the credit markets. That became even more evident in 1996 when we achieved the distinction of being the first drilling company since the early 1980s to obtain an investment grade credit rating. This rating and our positive outlook combined to generate significant appeal to debt investors enabling us to complete a very successful $172.5 million convertible debt offering during the third fiscal quarter. The proceeds together with our internal cash generation and short-term borrowing capacity place us in an even more favorable position to capitalize on opportunities as they arise.

     BUILD A DIVERSE PORTFOLIO OF MARKET POSITIONS TO MITIGATE RISK AND CREATE POTENTIAL FOR GROWTH. Nabors has evolved from a relatively obscure Canadian and Alaskan contractor into a global leader in land drilling and offshore platform drilling and workover operations. Geographic and market segment diversity have allowed the Company to achieve steady growth in spite of occasional adverse market developments in one or more areas. We strive to develop leading market positions in long-term markets where we can achieve

                                    [PHOTO]
sustainable competitive advantages. Achieving these positions requires recognizing opportunities and capitalizing upon them as they arise. Our growth in the US Lower 48 market is a good example. Here we were able to make acquisitions that gave us a strong position in the market, then obtain profitability through economies of scale at a time when most people thought it was impossible to do so.

     The addition of Sundowner two years ago is a different example of this diversification and expansion strategy. It has since provided not only a new market segment, but also a number of new investment and growth opportunities that are only partially reflected in this year's results. Similarly, the expansion of our top drive manufacturing subsidiary, CANRIG and the recent acquisition of EPOCH Well Logging, Inc. have enhanced the Company's drilling technology capability. Conversely, due to the lack of significant upside potential, we divested our UK North Sea operations so as to employ the capital and management talent in that unit more productively in other core areas.

     FORGE LONG-TERM RELATIONSHIPS WITH CUSTOMERS. Nabors strives to build long-term and mutually beneficial relationships with our customers in each of the markets in which we operate. In the process many of these relationships have evolved into alliances both formal and informal. These range from traditional day-work with and without performance incentives to sole-source supplier arrangements to comprehensive planning and execution of the drilling of a customer's well.

     BUILD A CADRE OF TALENTED AND EXPERIENCED PEOPLE. Nabors has always possessed a group of capable people with extensive experience. As we have acquired companies, we have inherited many different organizational styles and cultures. Successfully integrating these various cultures into one homogenous group with high standards of quality and productivity has been a challenge and a key element in our success. Developing and retaining talented and experienced people at all levels of our organization has been and continues to be a priority.

     GROW AND REMAIN PROFITABLE IN ANY MARKET ENVIRONMENT. Nabors has been able to achieve substantial growth and profitability in a very difficult market environment. In fact, most of our investments during the last decade were made at a time when few others were willing to invest in the land drilling business. This period was characterized by a steady decline in the US land drilling rig count. During calendar year 1995, which included our first fiscal quarter of 1996, it reached its lowest yearly average since World War II. Against this backdrop, Nabors not only saw its results improve, but was able to continue to invest in acquisitions, new rigs and the expansion of CANRIG, thus fostering our growth in 1996 and beyond.

     Position the business for the future. In all of our actions we strive to position ourselves for the future by maintaining maximum flexibility. The investments made in people and physical assets over the last few years have brought us to a position that should create an even broader range of opportunities.

     This year has seen an upturn in the external market environment that I believe will be lasting, but not without volatility. While commodity prices may not be sustainable at the higher year-end levels, the fundamentals of this business appear to be better than at any time during my association with Nabors. The outlook is likely to remain positive because our customers have been able to maintain a good level of profitability and capital spending even at significantly lower commodity prices. This situation along with advances in seismic and drilling technology have reinvigorated existing markets and created whole new prospects, leading to increased rig demand, particularly for our deeper diesel electric SCR rigs which are in tight supply. These trends appear to be continuing and your Company is focused on meeting the customers' challenge of holding the line on unit costs in the face of increasing rig rates. We expect to accomplish this through higher productivity and efficiency, by continuing to implement improvements in technology and by adopting the industry's best practices. We are constantly striving to achieve higher standards of quality and safety, while broadening the breadth of services we offer our customers.

     The balance of this year's report presents our view of the external market environment and the potential created by our enhanced market position. With only 60 percent worldwide utilization of our fleet and an increasingly favorable rig supply/ demand outlook, we believe that we are on the verge of realizing the operating leverage that exists in our Company.

     Thank you for your support and, as always, I assure you of our diligence in striving to enhance the value of your holding in Nabors.

Sincerely,

/s/ EUGENE M. ISENBERG
Eugene M. Isenberg
Chairman and Chief Executive Officer

                                    [PHOTO]

THE MARKET

     The oil and gas market took an apparent turn that holds great promise for Nabors Industries in 1997 and beyond. This optimism can be attributed to several factors.

     First, we are seeing some exciting trends in exploration and production. Worldwide exploration spending is rising. Rig demand in Latin and South America is experiencing significant growth, particularly in Venezuela and in the Andean Mountain region of Colombia. The Middle East is experiencing renewed activity, particularly in Saudi Arabia. Alaska is also developing several new fields that were not economically feasible only a few years ago. Offshore activity worldwide has increased substantially, particular in the US Gulf of Mexico, and offshore rig supply and demand has approached balance, causing a rapid rise in dayrates for offshore rigs. Even more important to Nabors is the resurgence of the US land market as a result of a tightened gas supply/demand situation and new prospects identified by 3-D seismic. This is having a positive effect on rig supply/demand balance and correspondingly, is beginning to affect the pricing environment in certain sizes of rigs in active markets.

     This activity is being fueled largely by a worldwide increase in demand for oil and gas and by technological achievements like 3-D seismic and horizontal drilling. Advances in technology have played a particularly important role. They have reduced exploration risks by allowing operators to not only identify new drilling prospects with greater certainty, but also to hit these targets with a higher degree of accuracy, and to obtain an accelerated production rate and greater yield from each reservoir. This reduces the operators' unit finding costs significantly, a factor in expanded drilling programs. When combined with internal restructuring and cost cutting, the operator can be profitable at lower oil and gas prices, and thus reduce the fluctuations in their exploration and production spending that usually accompany swings in the price of petroleum on the open market.

     While technology is improving operators' success rates, it also leads to deeper, more complex wells. These generally take longer to drill and require larger, more sophisticated rigs, demand for which is now pressing supply. This is beginning to be manifested in higher rig values and increasing dayrates. Because Nabors has a large number of these rigs, even a slight increase in price can have a significant impact on our profitability, one of many reasons why we are enthusiastic about the future.

THE CUSTOMER

     Customers today want continuous improvement in safety and quality in every product and service. They also want to lower their unit finding costs through constant improvements in productivity and technology.

     While technological breakthroughs are helping to achieve these goals, they also require a higher level of competency and sophistication on the part of the contractor in the new world of underbalanced, extended reach and horizontal drilling. Nabors can excel here by consistently striving for higher levels of quality in both our equipment and our people.

     To focus these resources more effectively, Nabors has increased the number and style of our commercial arrangements. The majority of our work is still on a traditional dayrate basis, but we have also responded to our customers' requests for an expanded relationship. This may take the form of an alliance, which begins with common goals and a division of the work in alignment with each party's core competencies. More of the customer's expertise can now be focused on optimizing the location and type of wellbore in the reservoir so as to maximize the rate and degree of recovery. Other areas, like planning, construction, logistics and actually drilling the well fall to Nabors. These relationships have been successful when there is the right allocation of control and the right balance of risk and reward.

     Nabors is also focusing on providing a more comprehensive package of services for our customers at the wellhead. This is being accomplished by providing additional services through our own fleet and by acquiring companies with proprietary technology like CANRIG, our top drive manufacturer, and EPOCH, our well logging and drilling instrumentation subsidiary. Having these additional service capabilities allows the Company to be more of a one stop shop for the convenience of our customers. They also increase our content at the wellhead while simultaneously providing cost savings opportunities for both Nabors and our customers.

THE POSITION

     Every year Nabors continues to refine and improve our position in the drilling sector of the oil service business, expanding our assets, our market penetration and our scope of services. As a result, the Company is well positioned to withstand the effects of a market downturn and poised for accelerated growth in what promises to be a dynamic marketplace.

                                    [PHOTO]

     Our ability to endure fluctuations in markets and commodity prices stems from the balance and diversity of our revenue streams. For instance, approximately 60 percent of the Company's business globally is oil and 40 percent is gas. In North America it's just the opposite, approximately 40 percent oil and 60 percent gas. Land drilling accounts for nearly 70 percent of our gross revenues with the remainder coming from offshore operations. North American operations generate approximately 70 percent of our total revenues while 30 percent come from International operations.

     Our potential for growth in this very fragmented market is largely the result of the quantity, quality and diversity of our rigs. At present we have 240 actively marketed rigs in the continental United States land drilling market with a large portion of the more highly sought diesel electric SCR rigs. We also have a good share of the drilling market in Alaska and an equal amount of the oilfield construction and logistics business. This leaves us well positioned to better serve our customer's needs through multi-regional alliances because we have the right rigs in the right places, and a lower cost structure through economics of scale.

     Nabors has a significant position in the international land segment, as well. The Company is an active participant in South America, particularly Venezuela and Colombia, and in the Middle East. Offshore, Nabors' Sundowner subsidiary is a leader in offshore platform workover operations and is emerging as a leader in offshore platform drilling with its innovative MASE(TM) rigs, patterned after the highly successful Sundowner workover rig design.

     The strength of our market position and the quality of our operating assets will also allow us to continue to participate in synergistic or contiguous business opportunities that provide equipment or services that bring value to ourselves and our customers. This combination of both horizontal and vertical integration has the potential to provide increased wellsite content while generating cost economies for Nabors and our customers.

     What this means is that the Company is now well positioned to take advantage of favorable trends wherever and whenever they occur, and diversified enough so that unfavorable trends in any one area will have minimal impact. This bodes well for our customers, our employees and our investors.

     How did Nabors get to this position? Primarily by being willing to implement our strategy of recognizing opportunities, reinvesting our cash flow in rigs and rig companies, achieving economies of scale and diversifying our holdings at a time when many companies continued to scale back. This strategic positioning of the Company combined with a conservative balance sheet and a focus on sustainable markets have brought the Company to the point where it has a greatly expanded horizon of opportunities to grow revenues and control costs.

THE RESOURCES

     Since its inception Nabors has been assembling the human, financial and physical resources necessary to be solidly profitable whatever the market conditions, and to further increase earnings when the market is strong. These resources are now in place and give great potential to 1997 and the succeeding years.

     One of the primary assets of any company is its human talent pool. Nabors will continue to place a high priority on recruiting and retaining quality people at every level of the organization. Special emphasis is placed on rig crew and field supervisors where our customers see the biggest impact. Nabors has developed a personnel base with experience in virtually every significant oil, gas and geothermal drilling area worldwide. This talent is translatable with Nabors moving people and equipment from one area to another thereby taking advantage of our expertise, experience and knowledge of the best practices in any given situation. Nabors has also assembled an engineering department with similar levels of experience. During the last five years they have designed, built or modified a significant number of rigs, many with proprietary designs and innovative technology. Developing this cadre of employees was very important for Nabors because finding competent and qualified people has and will continue to be a critical issue in the industry.

     Another primary resource the Company has is good financial strength and stability. This has not only provided a competitive advantage during acquisitions, but allowed the Company to upgrade and maintain its existing assets. It also allowed the Company to obtain an investment grade credit rating and thus obtain favorable terms for its recently issued subordinated convertible debentures, which were well received and are still selling at a substantial premium. Proceeds from this offering combined with existing credit lines and our continually improving cash flow from operations now give Nabors the size and flexibility to take advantage of a broadened scope of opportunities.

                                    [PHOTO]

     The Company has assembled a diverse and strategically located rig fleet with rigs of every depth range located in most of the major oil and gas areas of the world. The Nabors fleet includes the industries largest quantity of deep capacity diesel electric rigs. These rigs command higher margins and are in strong demand for deeper, more sophisticated wells. We also have a good share of the highly mobile, shallow and medium depth rigs. The Company's Sundowner subsidiary has the most modular, most mobile offshore platform workover rigs in the industry, and its MASE platform drilling rigs are continuing Sundowner's legacy of enhancing customer economics. Recent acquisitions have also provided the Company with additional high quality rigs, people and component parts, which insure the Company's continuing ability to meet demand.

     Finally, Nabors has worked hard to make technology one of its most valuable resources. In addition to the innovative MASE platform drilling rig, the Company also offers a sophisticated top drive system through its CANRIG subsidiary. Our recently acquired EPOCH subsidiary allows the Company to offer mud logging services and drilling instrumentation systems which provide a significant cost benefit to Nabors while increasing the scope of services we can offer to our customers.

THE STRATEGY

     To take advantage of the opportunities that are sure to arise in the coming years will require a clearly defined strategy. At Nabors, that strategy is already in place. It's the same one we have used to build the Company into the largest land drilling contractor in the world.

     Our strategy includes maintaining our numerous competitive advantages. We are in a strong financial position from which to make appropriate internal and external investments, we have great geographical diversity, we have a very low cost structure and we are constantly expanding the services we offer our customers.

     We will continue to focus on our customers' ever evolving needs and how to meet them. In the process we will attempt to build expanded relationships with good customers in long-term, sustainable markets.

     We will continue to improve our financial performance through increased yields on existing assets. This will entail a constant focus on cost control while finding additional wellsite content and new ways to improve utilization and margins with minimal capital. We have already taken important steps to reduce cost, and supply and demand balance for rigs is paving the way for better yields.

     We will continue to invest in upgrading existing assets when the return justifies it. We are doing this in several ways. For instance, we are adding top drives to many of our rigs in response to increased customer demand. We also expect to soon unstack, upgrade and put into service some of the inactive rigs acquired in recent acquisitions.

     We will look to invest in new assets where we have a competitive advantage. Our Sundowner MASE rig is a good example of a product with a significant competitive advantage and we expect to build more of these in the future.

     We will continue to seek attractive acquisitions. This might include additional land rig capacity when the assets have strategic appeal and there is potential for synergy with what we already own, as was the case with the Noble and Exeter acquisitions. It would also include acquisitions where an infusion of capital would allow us to exploit a technological advantage, as was the case when we acquired Sundowner. We're also looking for technologically advanced products or services which we can integrate with our current operations and which offer the potential for increasing our profitability at the wellhead. The CANRIG and EPOCH acquisitions are good examples.

THE CHALLENGE

     There is clearly great optimism surrounding the recently re-energized oil service industry and equal enthusiasm at Nabors with regard to our ability to participate in it. There will be seen and unforeseen challenges, however, and our task will be to anticipate, prepare for and meet these challenges.

     Among the foreseen challenges will be finding qualified people as growth and attrition require. The economic state of the industry over the last 15 years curtailed the hiring of much new talent and this has created a shortage of people from that generation. That's why we have implemented a program of hiring undergraduate engineers and technically experienced MBAs who can be rapidly trained to fill our operational and managerial needs at these levels. We've also implemented a training program to upgrade skills at the

                                    [PHOTO]
field level, and to develop and train field supervisory personnel. When combined with our active recruiting program it shows great potential to successfully address what is sure to be an industry-wide manpower need.

     The next foreseen challenge will be keeping up with market demand for rigs without sacrificing quality and safety. Since we are only at 60 percent capacity, we clearly have the rigs and components to meet a significant amount of increased demand. We also have the financial resources to obtain more of the rigs that are in tight supply by investing in new capacity, reactivations and upgrades.

     Finding ways to lower our customers' costs is another foreseen challenge. We are committed to this process and have had great success with the establishment of alliances which have paid dividends for all parties involved. We will continue to investigate the application of emerging technologies and will remain a clearinghouse for the best practices and procedures industry-wide. This effort has played a roll in keeping our customers' costs down and we expect it to play a bigger role in the future.

     Risks, be they financial, contractual liability, operational, market or political are often unforeseen challenges. We are always taking steps to mitigate our risks and have employed successful strategies in the past. The changing nature of the world and our industry will require us to come up with new and innovative approaches to both new and age old problems.

     There is clearly no shortage of challenges as we move into an exciting time in the oil and gas industry. We feel the greatest security we can offer our customers, employees and investors is to anticipate these challenges and set in motion a flexible and dynamic plan to address them.

RIG FLEET

                                                                    Greater
                               Less than   10,000      15,000         than
LAND RIG FLEET - 329 RIGS        10,000   to 14,999   to 19,999      20,000      Total
--------------------------------------------------------------------------------------
ALASKA
  North Slope                                  3           1           5           9
  Kenai/Cook Inlet                             1           2                       3
                               -------------------------------------------------------
INTERNATIONAL
  Middle East                      4           7           4           4          19
  South and Central America        1           8           2           7          18
  CIS                              1           3           1                       5
  Africa                                       1           1                       2
  Far East                                     1           2           1           4
                               -------------------------------------------------------
US LOWER 48                       34          69          93          45         241
                               -------------------------------------------------------
CANADA                             9           5           6           8          28
                               -------------------------------------------------------
TOTAL                             49          98         112          70         329
                               -------------------------------------------------------

                                      Sundowner
                                 Offshore Platforms
                                 ------------------
                                  MASE     Sundowner    Platform
Offshore Rig Fleet - 34 Rigs    Drilling    Workover    Drilling      Jackup      Barge      Total
--------------------------------------------------------------------------------------------------
ALASKA                                                      1                                   1
                                ------------------------------------------------------------------
INTERNATIONAL
  Middle East                                                           1                       1
  South and Central America         1                                                           1
  CIS                                           1                                               1
  Europe and Africa                             2                                               2
                                ------------------------------------------------------------------
Gulf of Mexico                      2          11           5           5*          5**        28
                                ------------------------------------------------------------------
TOTAL                               3          14           6           6           5          34
                                ------------------------------------------------------------------

*  Includes one charter.
** Includes three plug and abandonment barges.

                                      Less than       10,000 to         15,000 to       20,000 and
                                        10,000          14,999            19,999          Greater
                                    -------------    -------------     -------------    ------------
US Lower 48 Rig Fleet - 241 Rigs    Mech      SCR    Mech      SCR     Mech      SCR    Mech     SCR   Total
------------------------------------------------------------------------------------------------------------
SOUTHERN DIVISION
  East Texas District                                   7*       1        7*      17*              5*     37
  South Texas District                                  7        1        4       13       2       9      36
  Arkoma District                      6                7        1        8        1               7      30
                                    ------------------------------------------------------------------------
GULF COAST DIVISION
  Gulf Coast District                                            1        3                4       7      15
  Gulf of Mexico District                                                 1                        1       2
                                    ------------------------------------------------------------------------
WESTERN DIVISION
  California District                  1                1        1                 3               4      10
  Costa Rica District                                                              2                       2
  Northeast District                   6                                                                   6
  North Dakota District                                 7                 9        2                      18
  West Texas District                 10               17                 6        2       2       1      38
  Rockies District                     9        2      17        1       12        3               3      47
                                    ------------------------------------------------------------------------
Total                                 32        2      63        6       50       43       8      37     241
                                    ------------------------------------------------------------------------

* Number includes Noble rigs acquired as of December 31, 1996.

                                    [PHOTO]


                              AREAS OF OPERATION

DIRECTORS

EUGENE M. ISENBERG
Chairman and Chief Executive Officer
Nabors Industries, Inc.

ANTHONY G. PETRELLO
President and Chief Operating Officer
Nabors Industries, Inc.

RICHARD A. STRATTON
Vice Chairman
Nabors Industries, Inc.

GARY T. HURFORD
President
Hunt Oil Company

HANS W. SCHMIDT
Formerly President
Deutag Drilling

MYRON M. SHEINFELD
Attorney
Sheinfeld, Maley & Kay

JACK WEXLER
International Business Consultant

MARTIN J. WHITMAN
Managing Director
Whitman Heffernan Rhein & Co., Inc.
Chairman
Danielson Holding Corporation


OFFICERS

EUGENE M. ISENBERG
Chairman and Chief Executive Officer

ANTHONY G. PETRELLO
President and Chief Operating Officer

RICHARD A. STRATTON
Vice Chairman

MICHAEL W. DUNDY
Vice President and General Counsel

DANIEL MCLACHLIN
Vice President and Corporate Secretary

BRUCE P. KOCH
Vice President of Finance

                                    [PHOTO]

FINANCIAL REVIEW


16 Selected Financial Data

17 Management's Discussion and Analysis of Financial Condition and Results of Operations

23 Report of Independent Accountants

24 Consolidated Balance Sheets

25 Consolidated Statements of Income

26 Consolidated Statements of Changes in Stockholders' Equity

27 Consolidated Statements of Cash Flows

28 Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA                 NABORS INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands, except per share amounts)

                                                                   Year Ended September 30,
OPERATING DATA(1)              1996      1995      1994         1993      1992      1991     1990    1989    1988         1987
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
Revenues                     $719,743  $572,788  $484,268     $419,406  $312,407  $264,239 $153,920 $85,600 $63,060     $ 33,126
Operating expenses:
  Direct costs                539,665   434,097   369,677      313,458   215,939   187,873  111,405  64,285  50,682       29,831
  General and
    administrative expenses    56,862    49,094    49,365       45,257    45,237    35,923   22,900  12,085   8,473        6,230
  Depreciation and
    amortization               46,117    31,042    26,241       22,434    16,526    10,119    5,232   3,884   3,502        5,855
  Provision for reduction in
    carrying value of assets     --        --      29,686(2)      --        --        --       --      --      --         64,000(3)
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
Operating income (loss)        77,099    58,555     9,299       38,257    34,705    30,324   14,383   5,346     403      (72,790)
Interest income
  (expense), net               (9,189)   (5,917)   (5,778)      (7,733)   (4,349)      551    1,153      48  (8,422)(4)  (18,747)(4)
Other income (expense), net    13,690     5,990     2,718       11,593     5,559     2,395    3,341   1,790   4,012         (562)
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
Income (loss) before
  income taxes (benefits)      81,600    58,628     6,239       42,117    35,915    33,270   18,877   7,184  (4,007)     (92,099)
Income taxes (benefits)        11,100     7,524     4,889        3,559     2,175     3,546    2,476      19    (780)      (7,146)
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
Income (loss) before
  extraordinary gain           70,500    51,104     1,350       38,558    33,740    29,724   16,401   7,165  (3,227)     (84,953)
Extraordinary gain               --        --        --           --        --        --       --      --    26,749(5)      --
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
Net income (loss)            $ 70,500  $ 51,104  $  1,350     $ 38,558  $ 33,740  $ 29,724 $ 16,401 $ 7,165 $23,522     $(84,953)
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
Primary earnings (loss)
  per share:
    Income (loss) before
      extraordinary gain     $    .76  $    .58  $    .02     $    .50  $    .46  $    .42 $    .27 $   .14 $  (.12)    $  (5.90)
    Extraordinary gain           --        --        --           --        --        --       --      --       .97(5)      --
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
  Net income (loss)          $    .76  $    .58  $    .02     $    .50  $    .46  $    .42 $    .27 $   .14 $   .85     $  (5.90)
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
Weighted average number
  of shares outstanding        93,162    88,018    85,620       77,806    74,037    70,395   61,143  51,644  27,671       14,403
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------

                                                                        As of September 30,
BALANCE SHEET DATA(1)          1996      1995      1994         1993      1992      1991     1990    1989    1988         1987
                             --------  --------  --------     --------  --------  -------- -------- ------- -------     --------
Cash and short-term
  marketable securities      $104,027  $ 15,334  $ 45,232     $ 70,458  $ 14,783  $ 15,139 $ 29,332 $ 6,484 $ 13,354     $  6,509
Working capital               172,091    33,892    77,248      113,653    33,831    15,650   40,956   7,784    8,678        4,433
Property, plant and
  equipment, net              511,203   393,464   283,141      270,865   220,761   185,543  109,928  42,728   28,357       36,435
Long-term marketable
  securities                   11,839     9,645    20,266         --        --        --       --      --       --           --
Total assets                  871,274   593,272   490,273      493,927   339,930   285,615  226,846  75,519   61,123       54,086
Long-term obligations         229,504    51,478    61,879       73,109    49,294    37,489   37,729   7,760    4,254       65,864
Stockholders' equity
  (deficit)                   457,822   368,750   317,424      307,583   201,058   157,302  117,335  47,215   36,101      (26,787)
Capital expenditures
  and acquisitions            174,483   144,560    62,907       84,752    61,124    88,104   73,943  19,751    7,414        3,248
                             --------  --------  --------     --------  --------  -------- -------- ------- --------     --------

(1) The results of operations and financial position for all years prior to 1995 have been retroactively restated to include the results of operations and financial position of Sundowner Offshore Services, Inc., which was merged with the Company during October 1995. Other acquisitions' results of operations and financial position have been included beginning on the respective dates of acquisition, and include Exeter Drilling Company and its subsidiary, JW Gibson Well Services Company (April 1996), Delta Drilling Company (January 1995), Grace Drilling Company (June 1993), Henley Drilling Company (November 1990), Loffland Brothers Company (March
     1990) and the Westburne Group of Companies (November 1988).

(2) Represents reduction in carrying value of the Company's Yemen logistical assets and inventory as well as facility closure costs in certain international areas, including Yemen, totaling $.35 per share.

(3) Represents reduction in carrying value of the Company's rig assets in Alaska, US Lower 48 and Canada totaling $4.44 per share.

(4) Includes interest expense and discount amortization totaling $7.8 million and $18.8 million during 1988 and 1987, respectively, relating to secured income notes.

(5) Represents gain recognized in connection with the Company's reorganization.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

     Company revenues for fiscal year 1996 ("1996") totaled $719.7 million, representing a $147.0 million, or 26% increase, compared to fiscal year 1995 ("1995"). Operating income during 1996 totaled $77.1 million, compared to $58.6 million during 1995. Net income totaled $70.5 million ($.75 per share) during 1996, compared to $51.1 million ($.57 per share) during the prior year. The significant improvement in operating results during 1996 is attributable to the Company's operations in Alaska, the US Lower 48, the Gulf of Mexico and South America.

     The following tables set forth information with respect to the Company and its subsidiaries on a consolidated basis by geographical area:

                                                                                            Increase (Decrease)
                                                                             ------------------------------------------
(In thousands, except percentages)         1996        1995        1994         1996 to 1995           1995 to 1994
                                         --------    --------    --------    -------------------    -------------------
Revenues:
  North America                          $532,638    $416,475    $323,149    $116,163        28%    $ 93,326        29%
                                         --------    --------    --------    --------      ----     --------      ----
  International:
    Middle East, CIS, Africa and other     64,682      58,932      76,156       5,750        10%     (17,224)      (23%)
    South and Central America              69,232      49,453      32,991      19,779        40%      16,462        50%
    UK North Sea                           53,191      47,928      51,972       5,263        11%      (4,044)       (8%)
                                         --------    --------    --------    --------      ----     --------      ----
      Total International                 187,105     156,313     161,119      30,792        20%      (4,806)       (3%)
                                         --------    --------    --------    --------      ----     --------      ----
                                         $719,743    $572,788    $484,268    $146,955        26%    $ 88,520        18%
                                         --------    --------    --------    --------      ----     --------      ----

Operating income (loss):
  North America                          $ 61,611    $ 47,989    $ 35,246    $ 13,622        28%    $ 12,743        36%
                                         --------    --------    --------    --------      ----     --------      ----
  International:
    Middle East, CIS, Africa and other      6,742       8,346     (26,091)     (1,604)      (19%)     34,437       132%
    South and Central America              14,531       8,031       5,781       6,500        81%       2,250        39%
    UK North Sea                            6,575       3,916       5,647       2,659        68%      (1,731)      (31%)
                                         --------    --------    --------    --------      ----     --------      ----
      Total International                  27,848      20,293     (14,663)      7,555        37%      34,956       238%
                                         --------    --------    --------    --------      ----     --------      ----
  Corporate                               (12,360)     (9,727)    (11,284)     (2,633)      (27%)      1,557        14%
                                         --------    --------    --------    --------      ----     --------      ----
                                         $ 77,099    $ 58,555    $  9,299    $ 18,544        32%    $ 49,256       530%
                                         --------    --------    --------    --------      ----     --------      ----

                                                   1996                    1995                    1994
                                            --------------------    --------------------    --------------------
                                             Rig         Rig         Rig         Rig         Rig         Rig
                                            Years    Utilization    Years    Utilization    Years    Utilization
                                            -----    -----------    -----    -----------    -----    -----------
Rig activity(1):
  North America                             152.6          58%      131.4          54%      100.8          46%
                                            -----         ---       -----         ---       -----         ---
  International:
    Middle East, CIS, Africa and other       12.2          49%       12.5          44%       16.2          51%
    South and Central America                16.3          73%       13.4          89%        8.6          98%
    UK North Sea                              N/A         N/A         N/A         N/A          .8         100%
                                            -----         ---       -----         ---       -----         ---
      Total International                    28.5          61%       25.9          60%       25.6          62%
                                            -----         ---       -----         ---       -----         ---
                                            181.1          58%      157.3          56%      126.4          49%
                                            -----         ---       -----         ---       -----         ---

(1)  Excludes labor contracts and Gibson workover and well servicing rigs.

                                                              1996       1995       1994
                                                            --------   --------   --------
Average West Texas intermediate crude oil spot ($/bbl)(1)   $  20.50   $  18.30   $  16.88
Average US natural gas spot ($/mcf)(1)                      $   2.11   $   1.45   $   1.90
Average US land rig count(2)                                     759        736        786
Average International land rig count(2)                          553        542        531
                                                            --------   --------   --------

(1)  Source: Bloomberg
(2)  Source: Baker Hughes

     North American revenues (including Canada) totaled $532.6 million during 1996, representing a 28% increase over 1995. The increase was primarily attributable to more equivalent rig years in the US Lower 48, where revenues increased by 30% due to the addition of the Exeter Drilling Company rigs acquired in April 1996 and the Delta Drilling Company rigs acquired in January 1995. Revenues for the Gulf of Mexico operations increased by 28% during the current year as compared to the prior year. This was the result of increased equivalent rig years and higher dayrates for the Company's platform drilling rigs, platform workover rigs and jackup workover rigs. Platform drilling rig equivalent rig years increased in part as a result of the purchase of rig 85. This rig was purchased during 1995, but did not commence operations until the first quarter of 1996. Additionally, the newly constructed MASE rig 802 and rig 269, an adapted land rig, began working in June 1996. Platform workover rig equivalent rig years increased due to the addition of the newly constructed Super Sundowner XVI rig, which commenced operations in September 1995, and Sundowner XII, which was redeployed from Australia to the Gulf of Mexico in May 1995. Alaskan operation revenues increased by 26% as a result of increased equivalent rig years and the October 1995 acquisition of Alaska Interstate Construction by Peak Oilfield Services, the Company's Alaskan construction and logistics joint venture. Equivalent rig years for North America during 1996 totaled 152.6 years, compared to 131.4 years during 1995.

     International revenues totaled $187.1 million during 1996, representing a 20% increase compared to 1995. Equivalent international rig years, excluding labor contracts, increased to 28.5 years during 1996 compared to 25.9 years during 1995.

     Middle Eastern, CIS and African revenues totaled $64.7 million during 1996, representing a 10% increase from 1995. The increase was primarily attributable to new contracts in Saudi Arabia for three rigs which commenced operations in the third quarter of 1996, partially offset by lower rig activity in Africa. Middle Eastern, CIS and African equivalent rig years during 1996 totaled 12.2 rig years as compared to 12.5 years during 1995.

     South and Central American revenues totaled $69.2 million, representing a 40% increase over 1995. The increase was primarily attributable to the newly constructed MASE rig 801, which began operations in Trinidad during January 1996, and a one rig drilling contract in Colombia, which commenced during November 1995. Additionally, increased revenues resulted from increased activity and higher day rates in Venezuela, where equivalent rig years during 1996 totaled 13.9 years as compared to 11.5 during 1995. Venezuela represented approximately 74% and 85% of total South and Central American revenues and equivalent rig years, respectively, during 1996. South and Central American rig years totaled 16.3 years during 1996, compared to 13.4 years during 1995.

     UK North Sea revenues totaled $53.2 million during 1996, representing an increase of 11% compared to 1995. The increase in UK North Sea revenues resulted from additional labor contracts during 1996. Total equivalent rig years, consisting of labor contracts, totaled 10.0 during 1996 as compared to
8.4 years during 1995. Subsequent to year-end, during November 1996, the Company completed the sale of its UK North Sea operation. The transaction will result in a gain which will be reflected in the Company's financial statements in the first quarter of 1997.

     The following table sets forth selected consolidated financial information of the Company expressed as a percentage of total operating revenues:

                                          1996      1995      1994
                                         -----     -----     -----
Revenues                                 100.0%    100.0%    100.0%
                                         -----     -----     -----
Operating expenses:
  Direct costs                            75.0%     75.8%     76.4%
  General and administrative
    expenses                               7.9%      8.6%     10.2%
  Depreciation and amortization            6.4%      5.4%      5.4%
  Provision for reduction in carrying
    value of assets                        --        --        6.1%
                                         -----     -----     -----
      Operating expenses                  89.3%     89.8%     98.1%
                                         -----     -----     -----
Operating income                          10.7%     10.2%      1.9%
Other income (expense)                      .6%       .0%      (.6%)
                                         -----     -----     -----
Income before income taxes                11.3%     10.2%      1.3%
Income taxes                               1.5%      1.3%      1.0%
                                         -----     -----     -----
Net income                                 9.8%      8.9%       .3%
                                         -----     -----     -----

Direct costs as a percentage of revenues totaled 75% during 1996 as compared to 76% during 1995. The increase in operating margins during 1996 is largely due to improved margins for the Company's South American operations, including Venezuela and Colombia, and the contribution of the newly constructed MASE rig
801. Improved margins for the Company's Gulf of Mexico operations also contributed. These improvements in operating margins were partially offset, however, by a decline in the margins earned for the Company's Middle Eastern operations, resulting primarily from higher than expected costs related to the deployment of three rigs to Saudi Arabia during the third quarter of 1996.

Steps are being taken by the Company to restore the expected level of profitability of these rigs and to recover some of the unexpected costs incurred to date. Additionally, a decrease in operating margins resulted because an increased percentage of the Company's total revenues during 1996 were generated by the Company's US Lower 48 operations. These contracts are usually at a lower gross margin percentage than the Gulf of Mexico, Alaskan and International contracts.

     General and administrative expenses as a percentage of revenues decreased during 1996 due to an expanding revenue base in the US Lower 48 and Gulf of Mexico.

     Depreciation and amortization expense as a percentage of revenues totaled 6% during 1996 as compared to 5% during 1995. The increase in depreciation and amortization is the result of capital expenditures for new rig construction, enhancements and acquisitions made during 1995 and 1996. The Company's capital expenditures are classified as follows:

(In thousands)                            1996            1995            1994
                                        --------        --------        --------
New construction                        $ 39,191        $ 21,577        $  9,480
Enhancement                               45,334          40,695          13,256
Acquisition                               53,208          57,463          25,234
Sustaining                                36,750          24,825          14,937
                                        --------        --------        --------
                                        $174,483        $144,560        $ 62,907
                                        --------        --------        --------

     Interest expense increased during 1996, primarily as a result of the interest associated with the $172.5 million, 5% Subordinated Notes issued on May 28, 1996 (the "5% Notes"), as well as short-term, high interest borrowings in Venezuela for foreign currency hedging purposes. Interest income increased during 1996 due to higher average cash and cash equivalent balances that resulted from remaining proceeds from the 5% Notes.

     Other income during 1996 included $4.9 million in realized and unrealized gains from equity security transactions and $.5 million in dividend income. Also included were insurance gains on damaged equipment totaling $4.7 million. Foreign currency gains totaled $.5 million during 1996, relating primarily to Venezuela. In December 1995, the Venezuelan bolivar devalued by approximately 71%, from an official fixed exchange rate of 170 bolivars per US dollar, to 290 per US dollar. As a result of the devaluation, the Company recognized a translation gain of $.3 million during 1996, because the Company had a bolivar denominated net monetary liability position. In April 1996, the Venezuelan government, as part of moving toward a free market economy, eliminated exchange rate control policies that had been established in June 1994. As a result, the bolivar was allowed to float, and devalued by an additional 55% -- 70% as the exchange rate ranged from 450 -- 500 bolivars to the US dollar. The Company recognized an insignificant translation gain during the third quarter of 1996 as a result of this devaluation. During 1996, the Company reduced its net monetary position by borrowing in the local currency. The Company increased its foreign currency exposure in Saudi Arabia during 1996 as a result of increased activity there resulting from a number of new drilling contracts. The Company, through the use of forward exchange contracts, has offset a portion of its foreign exchange exposure in Saudi Arabia. The Company will continue to monitor its foreign currency exposures.

     Other income during 1995 included $2.6 million in realized and unrealized gains from equity security transactions and $.3 million in dividend income. Insurance gains on damaged equipment totaled $4.7 million, including a $4.1 million gain recorded for a rig damaged in Venezuela. Foreign currency loss totaled $3.2 million during 1995. The 1995 losses include $2.5 million in the UK North Sea relating to foreign currency losses that were deferred and recognized as part of the specific transactions hedged.

     The current and deferred income tax provisions for 1996 and 1995 relate primarily to foreign operations, including Canada, as substantially all of the US taxable income is offset by available net operating loss carryforwards ("US NOL"). As a result of the Company's available US NOL, the Company does not expect to pay any regular US federal income taxes until the Company's US NOL has been fully utilized, or expires. A valuation allowance is provided to reduce deferred tax assets, which includes net operating loss carryforwards, to a level which, more likely than not, will be realized. Primary factors considered by management to determine the size of the allowance include the competitive and cyclical nature of the Company's primary markets, and the expiration timing of the net operating loss carryforwards (Note 8). For accounting purposes, the Company expects to begin, during the first quarter of 1997, recording non-cash US federal deferred income taxes based on the relationship between the amount of the Company's unused US NOL and the temporary differences between the book basis and tax basis in the Company's assets. The temporary differences primarily arise from having accelerated depreciation for tax return purposes as compared to a lower depreciation amount recorded for financial statement purposes. As a result, the Company's effective tax rate for financial statement purposes during 1997 and thereafter should be in the 35% to 38% range. Non-cash deferred taxes should represent the majority of this amount until that point in time when the US NOL has been fully utilized or expires.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

     During 1995, Nabors and Sundowner Offshore Services, Inc. ("Sundowner") completed a tax-free merger. Under the merger agreement, Sundowner stockholders received 2.8 shares of the Company's common stock for each of their shares of Sundowner, or approximately 13.1 million common shares. The exchange resulted in former Sundowner stockholders owning approximately 15% of the common stock of Nabors outstanding after the merger.

     The merger has been accounted for as a pooling-of-interests. Accordingly, the accompanying consolidated financial statements have been retroactively restated to include the results of operations, financial position and cash flows of Sundowner for all periods prior to the consummation of the merger.

     Company revenues for 1995 totaled $572.8 million, representing an $88.5 million, or 18% increase, compared to 1994. Operating income during 1995 totaled $58.6 million, compared to $9.3 million during 1994. Net income totaled $51.1 million ($.57 per share) during 1995, compared to $1.4 million ($.02 per share) during the prior year. The operating income and net income amounts during 1994 include a $29.7 million charge ($.35 per share), representing a provision for reduction in carrying value of assets. The significant improvement in operating results during 1995 is primarily attributable to the Company's operations in the US Lower 48, the Gulf of Mexico and Venezuela.

     North American revenues (including Canada) totaled $416.5 million during 1995, representing a 29% increase over 1994. The increase was primarily attributable to more equivalent rig years in the US Lower 48, where revenues increased by 38% due to the addition of the Delta Drilling Company rigs acquired in January 1995, and the Mitchell Energy Development Corp. rigs acquired in April 1994. The Company's increasing market share, resulting from incremental activity under various customer alliance relationships as well as a broadening customer base, further contributed to this increase. Revenues for the Gulf of Mexico operations increased by 16% during the current year due to higher dayrates for the Company's platform drilling rigs, the addition of one inland barge drilling rig, and an increase in equivalent rig years for the Company's platform workover rigs, including the newly constructed Super Sundowner XIV and XV rigs, which commenced operations during July 1994 and February 1995, respectively. This increase in activity in the US Lower 48 and the Gulf of Mexico occurred despite lower natural gas prices in the US during 1995, and an overall decline in the Baker Hughes US land rig count. Alaskan and Canadian revenues also increased during 1995, by 18% and 39%, respectively, due to more equivalent rig years. Equivalent rig years for North America during 1995 totaled 131.4 years, compared to 100.8 years during 1994.

     International revenues totaled $156.3 million during 1995, representing a 3% decrease compared to 1994. Equivalent international rig years, excluding labor contracts, totaled 25.9 years during 1995 compared to 25.6 years during 1994.

     Middle Eastern, CIS and African revenues totaled $58.9 mil-lion during 1995, representing a 23% decrease from 1994. The decrease was primarily attributable to decreased logistical and drilling activity in Yemen due to reduced exploration and development activity. The Company operated 12.5 rig years during 1995 in the Middle East, CIS and Africa, down from 16.2 years in 1994. Yemen had operating losses during 1994 due to reduced drilling and logistical activity, as well as the provision for reduction in carrying value of assets.

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

     UK North Sea revenues totaled $47.9 million during 1995, representing a decrease of 8% compared to 1994. Total equivalent rig years consisting of labor contracts totaled 8.4 and 7.0 years during 1995 and 1994, respectively. The decrease in revenues resulted from reduced incentive contracts, partially offset by an increase in equivalent rig years resulting from the award of three new labor contracts -- two during March 1995 and one during July 1995.

     Direct costs as a percentage of revenues totaled 76% during 1995 and 1994. General and administrative expenses as a percentage of revenues decreased during 1995 due to the effect of prior year cost-reduction measures for the Company's international operations, primarily in the Middle East, and as a result of the increase in revenues for the US Lower 48 operations, since these expenses were spread over a larger revenue base. Depreciation and amortization as a percentage of revenues totaled 5% during 1995 and 1994. The Company recorded a $29.7 million provision for reduction in carrying value of assets during the third quarter of 1994.

     Interest expense decreased during 1995, primarily due to the $6.0 million of scheduled principal payments made on the $30.0 million 10.25% Senior Secured Notes. Interest income decreased during 1995 due to lower average cash and investment balances as these amounts were used to fund capital expenditures and the acquisition of Delta.

     Other income during 1995 included $2.6 million in realized and unrealized gains from equity security transactions and $.3 million in dividend income. Insurance gains on damaged equipment totaled $4.7 million, including a $4.1 million gain recorded for a rig damaged in Venezuela.

Other income during 1994 included a $.9 million gain from the sale of an investment in equity securities and $.6 million in dividend income. Foreign currency losses totaled $3.2 million during 1995, compared to $1.5 million during 1994. The 1995 losses primarily consisted of $2.5 million in the UK North Sea relating to foreign currency losses that had previously been deferred and recognized as part of the specific transactions being hedged. During 1994, the Venezuela bolivar devalued by approximately 75%, as compared to the US dollar. During June 1994, the Venezuelan government imposed exchange rate control policies and an official fixed exchange rate of 170 bolivars to the US dollar. As a result of the devaluation, the Company recorded translation losses totaling $1.0 million during 1994. Subsequent to the June 1994 establishment of the official fixed exchange rate, the Company reduced its bolivar net monetary asset exposure. However, if the Venezuelan government allows the bolivar to "float" relative to the US dollar or revises the official fixed exchange rate, the Company could incur additional translation losses. The Company also recorded amortization of deferred currency losses in the UK North Sea during 1994.

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

LIQUIDITY AND CAPITAL RESOURCES

     In April 1996, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to allow for offerings from time to time of up to $250 million in debt securities, preferred stock, common stock, depository shares or warrants. On May 28, 1996 the Company issued $172.5 million of 5% Convertible Notes with a scheduled maturity in 2006. The 5% Notes are convertible into common shares of the Company at a conversion price of $18.125 per share (Note 7). Approximately $60.0 million of the proceeds from the 5% Notes were used to pay down long-term and short-term debt, with the remainder of the proceeds to be used for general corporate purposes, including working capital. The Company had working capital of $172.1 million as of September 30, 1996, representing a $138.2 million increase over the prior year. The ratio of long-term debt to long-term debt plus shareholder's equity, commonly referred to as debt to capital ratio, was 0.35:1 and 0.20:1 as of September 30, 1996 and 1995, respectively. The increase in the Company's working capital and debt to capital ratio during 1996 are primarily attributable to the issuance of the 5% Notes.

     Cash and cash equivalents increased by $83.8 million during 1996, compared to a decrease of $10.5 million during 1995.

     Net cash provided by operating activities totaled $84.1 mil-lion during 1996, compared to $73.8 million during 1995. During 1996 and 1995, net income as adjusted for non-cash items, such as depreciation, was partially offset by the negative impact on cash that resulted from changes in the Company's working capital accounts.

     Net cash used for investing activities totaled $160.4 million during 1996, compared to $87.4 million during 1995. Capital expenditures, cash paid for the acquisition of Exeter, and purchases of marketable securities represented the primary uses of cash during 1996. This was partially offset by sales and maturities of marketable securities, as well as proceeds from sales of fixed assets and insurance claims. During 1995, capital expenditures and cash paid for the acquisition of Delta represented the primary uses of cash. This was partially offset by maturities and sales of marketable securities.

     Financing activities provided cash totaling $160.1 million during 1996, compared to $3.1 million during the previous year. Cash provided during 1996 resulted from long-term borrowings, primarily the $172.5 million Convertible Subordinated Notes, and common stock transactions, partially offset by a reduction in short-term borrowings and princi-pal payments on long-term obligations. In the prior year, cash provided by short-term and long-term borrowings was partially offset by scheduled principal payments on long-term obligations.

     The Company's cash and cash equivalents and short-term investments in marketable securities totaled $104.0 million as of September 30, 1996. In addition, the Company had long-term investments in marketable securities of $11.8 million. The Company currently has credit facility arrangements with a number of banks totaling $66.1 million. These credit facilities are limited at any given time to receivables of certain of the Company's subsidiaries. As of September 30, 1996, remaining availability, after borrowings on the facilities and outstanding letters of credit, totaled approximately $44.2 million.

     As of September 30, 1996, the Company had capital expen-diture commitments totaling approximately $17.5 million.

     During November 1996, the Company completed the sale of its wholly owned UK North Sea subsidiary. The Company received approximately $36.0 million plus the value of working capital in cash, as well as 10.8 million four year warrants to purchase stock in Abbot Group plc at 83 pence per share (Note 15).

     During December 1996, the Company purchased 47 land drilling rigs from Noble Drilling Corporation for $60.0 million in cash (Note 15).

     During December 1996, the Company's Board of Directors rescinded the Company's stock repurchase plan due to uncertainties regarding the Securities and Exchange Commission's Staff Accounting Bulletin No. 96. Rescinding the plan allows the Company to avoid potential issues when it uses the pooling-of-interests method of accounting for mergers. The Company has not repurchased any shares under the stock repurchase plan since its original authorization during December 1995.

     During December 1996, the Company executed a definitive agreement to merge with Adcor-Nicklos Drilling Company ("Adcor") in a stock-for-stock exchange. All of the stock of Adcor will be exchanged for approximately 3.4 million shares of Nabors common stock. The transaction, which has already received government approval, is expected to close in January 1997 (Note 15).

     The current cash and cash equivalents, short-term investments, credit facility position, projected cash flow generated from current operations and cash provided by the sale of the Company's UK subsidiary is expected to adequately finance the Company's non-discretionary capital and debt service requirements for the next twelve months as well as the purchase of the rigs from Noble Drilling Corporation.

OTHER MATTERS

     The Company's financial condition and results of operations depend on the level of spending by oil and gas companies for exploration, development and production activities. There-fore, a sustained increase or decrease in the price of oil or natural gas, which could have a material impact on exploration, development and production activities, could materially affect the Company's financial condition and results of operations.

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company will adopt SFAS 121 at the beginning of fiscal year 1997. It is anticipated that the impact of adopting this statement will not have a material effect on the financial statements.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. SFAS 123 is effective for fiscal years beginning after December 15, 1995. The Company will adopt the pro forma disclosure provisions of SFAS 123 in fiscal year 1997.

REPORT OF INDEPENDENT ACCOUNTANTS       NABORS INDUSTRIES, INC. AND SUBSIDIARIES

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF NABORS INDUSTRIES, INC.

     We have audited the accompanying consolidated balance sheets of Nabors Industries, Inc. and Subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nabors Industries, Inc. and Subsidiaries as of September 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.




Coopers & Lybrand L.L.P.



Houston, Texas
November 25, 1996, except as to certain information presented in Notes 9 and 15, for which date is December 20, 1996

CONSOLIDATED BALANCE SHEETS             NABORS INDUSTRIES, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

                                                                                 September 30,
ASSETS                                                                         1996        1995
------                                                                       --------    --------
Current assets:
  Cash and cash equivalents                                                  $ 95,867    $ 12,038
  Marketable securities                                                         8,160       3,296
  Accounts receivable, net                                                    172,720     132,482
  Inventory and supplies                                                       18,528      14,079
  Prepaid expenses and other current assets                                    33,259      21,550
                                                                             --------    --------
    TOTAL CURRENT ASSETS                                                      328,534     183,445
Property, plant and equipment, net                                            511,203     393,464
Marketable securities                                                          11,839       9,645
Other long-term assets                                                         19,698       6,718
                                                                             --------    --------
    TOTAL ASSETS                                                             $871,274    $593,272
                                                                             --------    --------

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Current portion of long-term obligations                                   $  7,738    $ 11,158
  Short-term borrowings                                                        10,235      30,684
  Trade accounts payable                                                       64,955      53,891
  Accrued liabilities                                                          64,063      48,944
  Income taxes payable                                                          9,452       4,876
                                                                             --------    --------
    TOTAL CURRENT LIABILITIES                                                 156,443     149,553
Long-term obligations                                                         229,504      51,478
Other long-term liabilities                                                     9,139       7,643
Deferred income taxes                                                          18,366      15,848
                                                                             --------    --------
    TOTAL LIABILITIES                                                         413,452     224,522
                                                                             --------    --------

Commitments and contingencies

Stockholders' equity:
  Preferred stock, par value $.10 per share:
    Authorized 10,000 shares; none issued or outstanding                         --          --
  Capital stock, par value $.10 per share:
    Authorized common shares 200,000 in 1996 and 1995;
      issued 87,470 in 1996 and 85,017 in 1995                                  8,747       8,502
    Authorized Class B shares 8,000; none issued or outstanding                  --          --
  Capital in excess of par value                                              250,995     229,267
  Cumulative translation adjustment                                            (2,692)     (2,670)
  Net unrealized gain on marketable securities                                  3,728         354
  Retained earnings since May 1, 1988                                         200,208     138,091
  Less treasury stock, at cost, 489 and 755 common shares in 1996 and 1995     (3,164)     (4,794)
                                                                             --------    --------
    TOTAL STOCKHOLDERS' EQUITY                                                457,822     368,750
                                                                             --------    --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $871,274    $593,272
                                                                             --------    --------

                The accompanying notes are an integral part of
                   these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME       NABORS INDUSTRIES, INC. AND SUBSIDIARIES

(In thousands, except per share amounts)

                                                             Year Ended September 30,
                                                          1996        1995        1994
                                                        --------    --------    --------
Revenues                                                $719,743    $572,788    $484,268
                                                        --------    --------    --------
Operating expenses:
  Direct costs                                           539,665     434,097     369,677
  General and administrative expenses                     56,862      49,094      49,365
  Depreciation and amortization                           46,117      31,042      26,241
  Provision for reduction in carrying value of assets       --          --        29,686
                                                        --------    --------    --------
    Operating expenses                                   642,644     514,233     474,969
                                                        --------    --------    --------
Operating income                                          77,099      58,555       9,299
                                                        --------    --------    --------
Other income (expense):
  Interest expense                                       (11,884)     (7,611)     (8,237)
  Interest income                                          2,695       1,694       2,459
  Gain on sales of long-term assets                        2,462       1,404       2,010
  Other income, net                                       11,228       4,586         708
                                                        --------    --------    --------
    Other income (expense)                                 4,501          73      (3,060)
                                                        --------    --------    --------
Income before income taxes                                81,600      58,628       6,239
                                                        --------    --------    --------
Income taxes:
  Current                                                  8,488       4,913       4,139
  Deferred                                                 2,612       2,611         750
                                                        --------    --------    --------
    Total income taxes                                    11,100       7,524       4,889
                                                        --------    --------    --------
Net income                                              $ 70,500    $ 51,104    $  1,350
                                                        --------    --------    --------
Earnings per share:
  Primary                                               $    .76    $    .58    $    .02
                                                        --------    --------    --------
  Fully diluted                                         $    .75    $    .57    $    .02
                                                        --------    --------    --------
Weighted average number of shares outstanding:
  Primary                                                 93,162      88,018      85,620
                                                        --------    --------    --------
  Fully diluted                                           93,917      90,237      85,743
                                                        --------    --------    --------

                The accompanying notes are an integral part of
                   these consolidated financial statements.

                                        NABORS INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

                                                                                           Net
                                                                  Capital               Unrealized
                                                  Common Stock   in Excess  Cumulative   Gain on                           Total
                                               ------------------  of Par  Translation  Marketable  Retained Treasury  Stockholders'
                                               Shares   Par Value   Value   Adjustment  Securities  Earnings   Stock      Equity
                                               ------   -------- ---------  ----------  ----------  -------- --------  ------------
BALANCES, SEPTEMBER 30, 1993                   83,376   $ 8,338   $211,985   $ (3,660)   $   --     $ 94,211 $ (3,283)   $307,591
Adjustment to conform Sundowner
  to Nabors' fiscal year-end                                                                            (396)                (396)
Net income                                                                                             1,350                1,350
Translation adjustment                                                            912                                         912
Net unrealized gain on marketable securities                                                1,345                           1,345
Issuance of common shares and treasury stock
  for stock options exercised and employee
  benefit plans                                   168        16      1,021                                        188       1,225
Issuance of common shares for stock awards        110        11        627                                                    638
Issuance of common shares in connection
  with acquisition of mutual fund assets          729        73      4,686                                                  4,759
                                               ------   -------   --------   --------    --------   -------- --------    --------
BALANCES, SEPTEMBER 30, 1994                   84,383     8,438    218,319     (2,748)      1,345     95,165   (3,095)    317,424
Net income                                                                                            51,104               51,104
Translation adjustment                                                             78                                          78
Reclassification of pre-quasi-reorganization
  tax benefit                                                        8,178                            (8,178)                --
Net unrealized loss on marketable securities                                                 (991)                           (991)
Issuance of common shares for stock
  options exercised                               505        51      2,012                                                  2,063
Issuance of common shares for stock awards        129        13        758                                                    771
Repurchase of common shares                                                                                    (1,699)     (1,699)
                                               ------   -------   --------   --------    --------   -------- --------    --------
BALANCES, SEPTEMBER 30, 1995                   85,017     8,502    229,267     (2,670)        354    138,091   (4,794)    368,750
Net income                                                                                            70,500               70,500
Translation adjustment                                                            (22)                                        (22)
Reclassification of pre-quasi-reorganization
  tax benefit                                                        8,383                            (8,383)                --
Net unrealized gain on marketable securities                                                3,374                           3,374
Issuance of common shares for stock
  options exercised                             2,422       242     11,769                                                 12,011
Issuance of common shares for stock awards         31         3        214                                                    217
Issuance of treasury stock in connection with
  acquisition of assets                                              2,370                                      1,630       4,000
Repurchase of Company warrants                                      (1,008)                                                (1,008)
                                               ------   -------   --------   --------    --------   -------- --------    --------
BALANCES, SEPTEMBER 30, 1996                   87,470   $ 8,747   $250,995   $ (2,692)   $  3,728   $200,208 $ (3,164)   $457,822
                                               ------   -------   --------   --------    --------   -------- --------    --------

                The accompanying notes are an integral part of
                   these consolidated financial statements.

                                        NABORS INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                    Year Ended September 30,
                                                                  1996        1995        1994
                                                                --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                      $ 70,500    $ 51,104    $  1,350
Adjustments to net income:
  Depreciation and amortization                                   46,117      31,042      26,241
  Provision for reduction in carrying value of assets               --          --        29,686
  Deferred taxes                                                   2,612       2,611         750
  Gain on sales of long-term assets                               (2,462)     (1,404)     (2,010)
  Gain on insurance claims                                        (4,693)     (4,649)       (484)
  Gain on marketable securities                                   (4,871)     (2,406)       (908)
  Foreign currency transaction and translation (gains) losses       (510)      3,160       1,502
  Non-cash compensation element of stock awards and options          152         476       1,051
  Equity in earnings of affiliate                                   (139)       --          --
  Other                                                              201        (207)       (137)
(Decrease) increase, net of effects from acquisitions,
 from changes in:
  Accounts receivable                                            (21,089)    (13,715)        160
  Inventory and supplies                                          (4,149)        962        (811)
  Prepaid expenses and other current assets                       (7,968)     (2,723)      1,274
  Other long-term assets                                          (7,699)       (792)      1,721
  Accounts payable and accrued liabilities                        12,005      12,895      (8,486)
  Income taxes payable                                             4,576       2,497        (295)
  Other long-term liabilities                                      1,541      (5,085)       (395)
                                                                --------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         84,124      73,766      50,209
                                                                --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities, held-to-maturity              --        (5,121)    (39,762)
  Maturities of marketable securities, held-to-maturity            2,000      21,254      10,000
  Sales of marketable securities, held-to-maturity                  --        12,416        --
  Purchases of marketable securities, available-for-sale            --        (2,273)    (12,617)
  Sales of marketable securities, available-for-sale               1,698       5,189       2,597
  Purchases of marketable securities, trading                    (11,280)       --          --
  Sales of marketable securities, trading                          8,766        --          --
  Payments received on investment in sales-type
    leases and notes receivable                                     --          --         1,541
  Cash paid for acquisitions, net                                (28,317)    (19,572)       --
  Capital expenditures                                          (146,440)   (109,321)    (62,907)
  Proceeds from sales of assets and insurance claims              15,726      10,039       5,315
  Investment in affiliates                                        (2,548)       --          --
                                                                --------    --------    --------
NET CASH USED FOR INVESTING ACTIVITIES                          (160,395)    (87,389)    (95,833)
                                                                --------    --------    --------
Cash flows from financing activities:
  Decrease (increase) in restricted cash                             861        (795)        (44)
  Long-term borrowings                                           183,295       4,538       6,537
  Reduction of long-term obligations                             (14,633)    (20,317)    (26,762)
  (Decrease) increase in short-term borrowings                   (20,449)     19,522         453
  Common stock and treasury stock transactions                    11,026         150      24,951
                                                                --------    --------    --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                        160,100       3,098       5,135
                                                                --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              83,829     (10,525)    (40,489)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                      12,038      22,563      63,052
                                                                --------    --------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $ 95,867    $ 12,038    $ 22,563
                                                                --------    --------    --------

                The accompanying notes are an integral part of
                   these consolidated financial statements.

                                        NABORS INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Nabors Industries, Inc. (collectively with its subsidiaries, "Nabors" or the "Company") is the largest land drilling contractor in the world. The Company, which was incorporated in Delaware in 1978, has principally been engaged, through its subsidiaries, in oil, gas and geothermal land drilling operations in Alaska, the US Lower 48 states and Canada, and internationally in the Middle East, the Far East, the CIS, North and West Africa and South and Central America. The Company also provides offshore drilling, well servicing and workover services in the Gulf of Mexico, Alaska's Cook Inlet and several international markets. The Company's CANRIG subsidiary manufactures top drives for a broad range of drilling rig applications. The Company also provides oilfield management, engineering, transportation, construction, maintenance, well logging and other support services in selected domestic and international markets.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Company include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The Company has an investment representing a 33 1/3% ownership interest in a company which is accounted for using the equity method.

     The Company's investments in several joint ventures are accounted for under the proportionate consolidation method. The Company's proportionate share of the joint ventures' net assets and net income was as follows:

                                                      September 30,
(In thousands)                             1996            1995            1994
                                         -------         -------         -------
Net assets                               $27,895         $22,755         $17,580
Net income                                 6,464           4,868           4,386
                                         -------         -------         -------

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include commercial paper and various other short-term investments with an original maturity of three months or less at the time of purchase.

MARKETABLE SECURITIES

     The Company's marketable securities consist of debt securities, including United States Government securities, and equity securities. Marketable debt securities that are classified as held-to-maturity are stated at amortized cost, which approximates market, and marketable securities that are classified as available-for-sale or trading are stated at fair value. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and, until realized, are reported as a net amount in a separate component of stockholders' equity. Unrealized gains and losses on securities classified as trading are reported in earnings currently.

     In computing realized gains and losses on the sale of equity securities, the cost of the equity securities sold is determined using the specific cost of the security when originally purchased.

INVENTORY AND SUPPLIES

     Inventory and supplies are composed of replacement parts and supplies held for use in the operations of the Company, and top drives that are manufactured by a Company subsidiary for resale. Inventory and supplies are valued at the lower of weighted average cost or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. The Company provides for depreciation of drilling rigs on the unit-of-production method over a 3,800-day period after provision for salvage value. To provide for any deterioration that may occur while the rigs are not operating for an extended period of time, a minimum depreciation charge is provided for using the straight-line method over an assumed depreciable life of 20 years. Depreciation on buildings, oilfield hauling and mobile equipment and other machinery and equipment is computed using the straight-line method over the estimated useful lives of the assets after provision for salvage value (buildings -- 10 to 30 years; oilfield haul-ing and mobile equipment and other machinery and equipment -- 3 to 10 years). Maintenance and repairs are charged to expense when incurred; renewals and betterments are capitalized. Amortization of capitalized leases is included in depreciation and amortization expense. Interest applicable to the construction of drilling and other equipment is capitalized. Provisions for permanent asset impairment are charged to income when it is considered probable that the carrying values of equipment may not be recovered over their remaining service lives, based on estimates of future net cash flows on an undiscounted basis. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts, and any gains or losses are included in results of operations.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 121, which is effective for fiscal years beginning after December 15, 1995, requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company will adopt SFAS 121 at the beginning of 1997. It is anticipated that the impact of adopting this statement will not have a material effect on the financial statements.

INCOME TAXES

     The Company utilizes the asset and liability method in accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

     United States deferred income taxes have not been provided on unremitted earnings of subsidiaries located outside the United States, as such earnings are considered permanently reinvested.

REVENUE RECOGNITION

     Revenues and costs on daywork contracts are recognized daily (percentage-of-completion method); revenues and costs applicable to footage and turnkey contracts are recognized on completion of the well (completed contract method) and revenues and related costs for the manufacturing operation are recognized when products are shipped or services are rendered to the customer.

FOREIGN CURRENCY TRANSLATION

     For certain foreign subsidiaries, such as those in the United Kingdom, Canada and Saudi Arabia, the local currency is the functional currency. Assets and liabilities are translated at year-end exchange rates, and income and expenses are translated at the average exchange rates prevailing during the year. Translation gains or losses are accumulated in a separate section of stockholders' equity and transaction gains and losses are included in net income. For subsidiaries operating in highly inflationary countries, such as Venezuela, and for certain other subsidiaries, the US dollar is the functional currency and translation gains and losses are included in determining net income.

     The Company utilizes forward exchange contracts and local currency borrowings to hedge its exposure to exchange rate fluctuations in connection with monetary assets and liabilities held in foreign currencies. The carrying amounts of the forward exchange contracts equal their fair value and are adjusted at each balance sheet date for changes in exchange rates. Realized and unrealized gains and losses on the forward contracts are deferred and recognized as foreign currency gains or losses over the life of the contract. The Company does not hold or issue foreign exchange contracts or other derivative financial instruments for speculative purposes. To hedge its foreign currency exposure in Saudi Arabia, the Company holds forward exchange contracts maturing at various dates through June 30, 1999 with a face value of approximately $39.7 million at September 30, 1996. Unrealized losses associated with these forward contracts amount to $.3 million at September 30, 1996.

     Foreign currency transaction and translation gains (losses) for 1996, 1995 and 1994 totaled $.5 million, ($3.2) million and ($1.5) million, respectively, and are included in the caption "Other income, net" in the accompanying consolidated statements of income. In December 1995, the Venezuelan bolivar devalued by approximately 71%, from an official fixed exchange rate of 170 bolivars to 290 bolivars to the US dollar. As a result of the devaluation, the Company recognized a translation gain of $.3 million during 1996, as the Company had a bolivar denominated net monetary liability position. In April 1996, the Venezuelan government, as part of moving toward a free market economy, eliminated exchange rate control policies that had been established in June 1994. As a result, the bolivar was allowed to float, and devalued by an additional 55% to 70% as the exchange rate ranged from 450 to 500 bolivars to the US dollar. The Company recognized an insignificant translation gain during the third quarter of 1996 as a result of the devaluation. During 1996, the Company reduced its net monetary position by borrowing in the local currency. The Company increased its exposure to foreign currency devaluation in Saudi Arabia during 1996 as a result of increased activity there resulting from a number of new drilling contracts. The Company, through the use of forward exchange contracts has offset a portion of the foreign exchange exposure in Saudi Arabia. The Company will continue to monitor its foreign currency exposures.

     The 1995 losses include $2.5 million in the UK North Sea relating to foreign currency losses that were deferred and recognized as part of the specific transactions hedged. During 1994, the Venezuelan bolivar devalued by approximately 75%, as compared to the US dollar. During June 1994, the Venezuelan government imposed exchange rate control policies and an official fixed rate of 170 bolivars to the US dollar. As a result of the devaluation, the Company recorded translation losses totaling $1.0 million during 1994. The Company also recorded amortization of deferred currency losses in the UK North Sea during 1994.

EARNINGS PER SHARE

     The Company's earnings per share are based upon the weighted average number of common shares ("Shares") outstanding during the year, excluding Shares held in treasury. Shares reserved for issuance against stock options outstanding under the Company's stock option plans and stock warrants issued are considered common stock equivalents if dilutive.

CASH FLOW INFORMATION

     Cash paid for income taxes and interest during 1996, 1995 and 1994 was as follows:

(In thousands)                                 1996          1995          1994
                                              ------        ------        ------
Income taxes                                  $3,160        $5,045        $2,765
Interest, net of
  capitalized interest                         9,309         7,064         7,818
                                              ------        ------        ------

     A summary of the Company's non-cash activities during 1996, 1995 and 1994 is as follows:

(In thousands)                                1996           1995         1994
                                            --------       --------       ------
Acquisition of businesses:
  Fair value of assets acquired
    less negative goodwill                  $ 50,400       $ 39,385       $ --
  Goodwill                                     3,825           --           --
  Consideration paid:
    Cash                                     (29,051)       (20,000)        --
    Treasury shares issued                    (4,000)          --           --
                                            --------       --------       ------
    Liabilities assumed
      or created                              21,174         19,385         --
Common stock issued to a
  mutual fund in exchange
  for the Company's shares                      --             --         83,135
                                            --------       --------       ------

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investments in commercial paper with maturities of less than three months, and other temporary cash investments that the Company has with a variety of companies and financial institutions with strong credit ratings. The Company believes that, due to the foregoing, the credit risk in such instruments is minimal. In addition, the Company's trade receivables are with a variety of international and national oil companies. Management considers this credit risk to be limited due to these companies' financial resources.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

o CASH AND CASH EQUIVALENTS The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

o MARKETABLE SECURITIES The carrying amount of marketable securities are adjusted to fair value based on quoted market prices.

o SHORT-TERM BORROWINGS The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

o FORWARD EXCHANGE CONTRACTS The carrying amount of forward exchange contracts are adjusted to fair value based on quoted exchange rates.

o LONG-TERM DEBT The fair value of the Company's long-term debt is estimated based on quoted market prices, where applicable, or based on the present value of expected cash flows relating to existing borrowings discounted at rates currently available to the Company for long-term borrowings with similar terms and maturities. The fair value of the Company's long-term debt as of September 30, 1996 and 1995 amounted to $243.2 million and $66.8 million, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATION

     Certain prior year amounts were reclassified to conform to the presentation in the current year.

2 ACQUISITIONS

     During April 1996, the Company acquired Exeter Drilling Company ("Exeter") and its subsidiary, JW Gibson Well Service Company ("Gibson") from Occidental Oil and Gas Corporation. The consideration paid consisted of $18.0 million in cash, $4.0 million of Nabors common stock (266,223 shares) and $10.6 million paid in cash for Exeter's and Gibson's working capital. Exeter's land drilling rig fleet consisted of 47 actively marketed rigs in the United States, and two located internationally. Gibson operated 78 workover and well servicing land rigs located in the United States. The acquisition was accounted for under the purchase method of accounting; accordingly, the total purchase price was allocated to net assets based on estimated fair values. The results of Exeter's and Gibson's operations have been included in the consolidated financial statements of the Company commencing on the effective date of the acquisition.

     During January 1995, the Company acquired Delta Drilling Company ("Delta"), a company engaged in the business of contract land drilling in the United States. The purchase price of Delta was approximately $20.0 million in cash plus liabilities assumed. Delta owned 30 rigs as well as yard and office facilities. The acquisition was accounted for under the purchase method of accounting. The results of Delta's operations have been included in the consolidated financial statements commencing on the effective date of the acquisition.

     During October 1994, the Company consummated its merger with Sundowner, a company that provides contract well servicing and workover services in the Gulf of Mexico and various international offshore markets and utilizes self-contained, modular platform rigs and jackup workover rigs. Under the merger agreement, Sundowner stockholders received 2.8 shares of the Company's common stock for each of their shares of Sundowner. As a result, the Company issued 13,081,600 common shares to Sundowner stockholders.

     The merger was accounted for as a pooling-of-interests. Accordingly, the accompanying consolidated financial statements were retroactively restated to include the results of operations, financial position and cash flows of Sundowner for all periods prior to consummation of the merger. In addition to combining the companies' historical operations, the accompanying consolidated financial statements include adjustments to Sundowner's deferred income tax expense to reflect the combined companies' use of the Company's operating loss carryforwards for US federal income tax purposes. Such adjustments resulted in a reduction in US federal deferred income tax expense in the combined companies' statement of operations. Earnings per common share for each period are based on the combined weighted average number of common shares outstanding after adjusting Sundowner's historical amounts for the conversion into 2.8 shares of the Company's common stock.

     Operating results for the separate companies for the period prior to the merger are as follows:

                                                           September 30, 1994
(In thousands)                                         Revenues        Net Income
                                                       --------        ----------
Nabors                                                 $422,551         $    650
Sundowner                                                61,717              148
Deferred income tax adjustment                                               552
                                                       --------         --------
                                                       $484,268         $  1,350
                                                       --------         --------

3 MARKETABLE SECURITIES

     Marketable securities classified as current and long-term assets are as follows:

                                                                September 30,
(In thousands)                                                 1996       1995
                                                             --------   --------
Current assets:
  Debt securities, classified as held-to-
    maturity, at amortized cost, which
    approximates fair value:
      US Government securities                               $    --    $  2,002
  Equity securities, classified as trading,
    at fair value                                               8,160      1,294
                                                             --------   --------
                                                                8,160      3,296
                                                             --------   --------
Long-term assets:
Equity securities, classified as
  available-for-sale, at fair value                          $ 11,839   $  9,645
                                                             --------   --------

     The fair value of equity securities that were classified as available-for-sale exceeded the cost by approximately $3.7 million and $.4 million as of September 30, 1996 and 1995, respectively. During 1996, the Company received $1.7 million of proceeds and realized gains of $.5 million, and received $8.8 million of proceeds and realized gains of $1.9 million resulting from the sale of certain investments in equity securities that had been classified as available-for-sale and trading, respectively. During 1996, the Company recorded unrealized holding gains totaling $2.5 million on equity securities classified as trading.

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

4 Property, Plant and Equipment

The major components of property, plant and equipment are as follows:

                                                              September 30,
(In thousands)                                              1996         1995
                                                          --------     --------
Land                                                      $  3,986     $  3,828
Buildings                                                   14,891       13,735
Contract drilling and related equipment                    680,050      525,423
Oilfield hauling and mobile equipment                       43,077       42,834
Other machinery and equipment                               20,070       19,994
                                                          --------     --------
                                                           762,074      605,814
Less: accumulated depreciation
  and amortization(1)                                     (250,871)    (212,350)
                                                          --------     --------
                                                          $511,203     $393,464
                                                          --------     --------

(1) Includes, as of September 30, 1996 and 1995, reserves of $54.8 million and $56.3 million, respectively, resulting from the permanent impairment of certain asset values.

     Repair and maintenance expense included in direct costs in the statements of income amounted to $81.4 million, $63.2 million and $49.2 million for the years ended September 30, 1996, 1995 and 1994, respectively.

     Interest expense of $1.0 million, $.7 million and $.4 million was capitalized during 1996, 1995 and 1994, respectively.

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

6 SHORT-TERM BORROWINGS AND LETTERS OF CREDIT

     The Company has available lines of credit with a number of banks that permit borrowing at interest rates generally not to exceed, at the option of the Company, each bank's prime rate or LIBOR plus .75%. The weighted average interest rate on short-term borrowings outstanding as of September 30, 1996 and 1995, excluding short-term borrowings in the local currency for hedging purposes in Venezuela, equaled 5.65% and 6.76%, respectively. The weighted average interest rate inclusive of the Venezuela borrowings outstanding as of September 30, 1996, equaled 13.35%.

     Availability and borrowings under these lines of credit are as follows:

                                                                September 30,
(In thousands)                                               1996         1995
                                                           --------     --------
Lines of credit available                                  $ 66,120     $ 53,391
Short-term borrowings outstanding                            10,235       28,440
Letters of credit outstanding                                11,657        9,853
                                                           --------     --------

7 LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:


                                                              September 30,
(In thousands)                                             1996          1995
                                                         --------      --------
5.00% Convertible Subordinated Notes
  payable in their entirety May 2006                     $172,500      $   --
9.18% Senior Secured Notes payable
  in semiannual installments of
  $4,000 commencing January 2002                           40,000        40,000
10.25% Senior Secured Notes payable
  in semiannual installments of
  $3,000 commencing July 1992, net                          5,936         8,782
$12,995 loans payable in varying
  amounts in August 1998, November
  1998, January 1999 and April 1999                        12,995         2,200
$5,000 loan payable in monthly
  installments of $76 commencing
  December 1995                                             4,242          --
$8,284 loan payable in quarterly
  installments of $295 commencing
  July 1990                                                  --           2,071
$5,100 loan payable in quarterly
  installments of $182 commencing
  July 1991                                                  --           2,003
$4,851 loan payable in quarterly
  installments of $173 commencing
  July 1993                                                  --           3,118
Medium-term notes payable, maturing
  from 1995 to 2001, from 6.0%
  to 8.75%(1)                                               1,567         4,068
Capital leases(1)                                               2           394
                                                         --------      --------
                                                          237,242        62,636
Less: current portion                                      (7,738)      (11,158)
                                                         --------      --------
                                                         $229,504      $ 51,478
                                                         --------      --------

(1) Certain of these obligations are collateralized by specific assets financed with the related proceeds. The aggregate net book value of such assets approximated $8.7 million and $12.5 million as of September 30, 1996 and 1995, respectively.

     On May 28, 1996, the Company issued $172.5 million of 5% Convertible Subordinated Notes with a scheduled maturity on May 15, 2006 (the "5% Notes"). Interest on the 5% Notes is payable semi-annually on May 15 and November 15 of each year commencing November 15, 1996. The 5% Notes are convertible into common shares of the Company at any time, at a conversion price of $18.125 per share, subject to an adjustment in certain events. The 5% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 1999, initially at 103.5% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued and unpaid interest. The 5% Notes also may be repaid at the option of the holder at 101%, together with accrued and unpaid interest, any time prior to May 15, 2006 if there is a change in control, as defined in the subordinated indenture. The proceeds from the 5% Notes were used to repay several term loans and reduce outstanding borrowings on the Company's credit facilities. The remaining proceeds will be used for general corporate purposes, including working capital.

     The Company issued 9.18% Senior Secured Notes due July 31, 2006 in the principal amount of $40.0 million (the "9.18% Senior Secured Notes") to the John Hancock Mutual Life Insurance Company ("John Hancock"), pursuant to an Amended and Restated Note Purchase Agreement dated October 1, 1992.

     The Company substantially financed the 1990 acquisition of Loffland Brothers Company through certain of its subsidiaries issuing $30.0 million of 10.25% Senior Secured Notes due January 31, 1997 (the "10.25% Senior Secured Notes") to John Hancock. The Company also issued warrants to the same financial institution to purchase 1,500,000 shares of the Company's common stock at $5.50 per share, exercisable until January 31, 1997 (the "Warrants"). A value of $1.1 million was assigned to the Warrants.

     The 9.18% Senior Secured Notes and the 10.25% Senior Secured Notes (collectively "Senior Secured Notes") impose certain restrictions on the Company, including restrictions on the payments of dividends and certain business combinations. The Company may pay dividends to the extent the Company's cumulative dividends, plus certain other payments since March 31, 1989, do not exceed 50% of the Company's cumulative net income since March 31, 1989, plus the proceeds of any offering of equity securities of the Company that are not redeemable at the option of the holder of the securities. As of September 30, 1996, retained earnings available for dividend totaled approximately $178 million. Also, proceeds from the sale of certain assets must be used to prepay the Senior Secured Notes to the extent that an amount equal to such proceeds is not invested by the Company during a two-year period. The Senior Secured Notes also require that certain financial tests be met on a consolidated Company basis, the most restrictive of which requires working capital to be in excess of $5.0 million. The Senior Secured Notes are guaranteed by the Company and one of its subsidiaries and are collateralized by the pledge of all the shares and assets of the Company's subsidiaries operating in the UK North Sea, and of all the shares of one of the Company's subsidiaries operating in the Gulf of Mexico. The aggregate book value of such net assets approximated $27.9 and $29.7 million as of September 30, 1996 and 1995, respectively. Interest on the Senior Secured Notes is payable semi-annually on July 31 and January 31 of each year.

     During 1995, a subsidiary of the Company entered into a revolving loan agreement with a financial institution whereby it can borrow up to $20.0 million for the construction of certain drilling equipment that is exported from Canada by one of the Company's subsidiaries. The loan proceeds can be drawn quarterly based on the amount of qualifying drilling equipment exported from Canada during the immediately preceding three-month period and are due for repayment three years after the date the individual advances are made. The Company received its first advance totaling $2.2 million during August 1995, and subsequent advances of $2.9 million, $3.7 million and $4.2 million in November 1995, January 1996 and April 1996, respectively. The loans bear interest at 90-day LIBOR plus .50% (6.19% at September 30, 1996). The loans are collateralized by several drilling rigs located in the US with an aggregate net book value of approximately $29.2 million and $27.4 million as of September 30, 1996 and 1995, respectively. The loans are guaranteed by the Company and require the Company, on a consolidated basis, to maintain various financial ratios, the most restrictive of which requires working capital to be in excess of $5.0 million.

     As of September 30, 1996, the maturities of long-term obligations for the five years after 1996 are as follows:

                (In thousands)
                1997                               $  7,738
                1998                                  3,531
                1999                                 12,205
                2000                                  1,226
                2001                                    106
                Thereafter                          212,436
                                                   --------
                                                   $237,242
                                                   ========

8 INCOME TAXES

     The Company's income tax, reconciled to the United States federal income tax using the federal statutory rate, and an analysis of the income tax provision is as follows:

                                                    Year Ended September 30,
(In thousands)                                    1996        1995        1994
                                                --------    --------    --------
Total pretax income(1)                          $ 81,600    $ 58,628    $  6,239
                                                --------    --------    --------
Expected federal income
  tax using the 35%
  statutory rate                                  28,560      20,520       2,184
Recognition of net loss
  carryforwards and valuation allowance          (20,801)    (18,949)       --
Alternative Minimum Tax                              543         574          76
State income taxes                                   469         672         115
Foreign taxes and other                            2,329       4,707       2,514
                                                --------    --------    --------
    Total income tax                            $ 11,100    $  7,524    $  4,889
                                                --------    --------    --------
Analysis of the income
  tax provision:
    Current:
      US federal                                $    543    $    574    $     76
      State and local                                 15          72         115
      Foreign                                      7,930       4,267       3,948
                                                --------    --------    --------
                                                   8,488       4,913       4,139
                                                --------    --------    --------
    Deferred:
      State and local                                454         600        --
      Foreign                                      2,158       2,011         750
                                                --------    --------    --------
                                                   2,612       2,611         750
                                                --------    --------    --------
    Total income tax                            $ 11,100    $  7,524    $  4,889
                                                --------    --------    --------

(1) Includes foreign income before taxes of $17.2 million, $7.5 million and $6.7 million, respectively, in the years ended September 30, 1996, 1995 and 1994.

     The components of the Company's net deferred tax assets and liabilities are as follows:

                                                             September 30,
(In thousands)                                           1996            1995
                                                       --------        --------
Deferred tax assets:
  Net operating loss carryforwards                     $ 59,653        $ 66,327
  Accrued liabilities not deducted
    for tax purposes                                     17,770          10,960
  General tax credits                                     3,207           5,455
                                                       --------        --------
Deferred tax asset                                       80,630          82,742
Valuation allowance                                     (25,869)        (35,563)
                                                       --------        --------
  Net deferred tax asset                                 54,761          47,179
Deferred tax liabilities:
  Excess tax over book depreciation                     (73,127)        (63,027)
                                                       --------        --------
Net deferred tax liability                             $(18,366)       $(15,848)
                                                       --------        --------

     In conjunction with the acquisition of Delta (Note 2), deferred tax liabilities of $10.3 million were recorded during 1995.

     For US federal income tax purposes, the Company has net operating loss carryforwards of approximately $169.1 million that, if not utilized, will expire from 1999 to 2009. The net operating loss carryforwards for Alternative Minimum Tax purposes are approximately $126.1 million. There are Alternative Minimum Tax credit carryforwards of $1.9 million available to offset future regular tax liabilities. In addition, the Company has approximately $1.3 million of investment-tax-credit carryforwards expiring at various dates from 1997 to 2001.

     Under federal tax law, the amount and availability of loss carryforwards (and certain other tax attributes) are subject to a variety of interpretations and restrictive tests applicable to the Company and its subsidiaries. The utilization of such carryforwards could be limited or effectively lost upon certain changes in ownership. Accordingly, although the Company believes substantial loss carryforwards are available to it, no assurance can be given concerning such loss carryforwards, or whether or not such loss carryforwards will be available in the future.

     A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. Primary factors considered by management to determine the size of the allowance include the competitive and cyclical nature of the Company's primary markets and the expiration timing of the net operating loss carryforwards.

     The Company's accumulated deficit of $56.9 million as of May 1, 1988 was eliminated by a transfer to paid-in capital through an accounting reorganization of its stockholders' equity accounts (quasi-reorganization). The quasi-reorganization did not involve any revaluation of assets or liabilities because their fair values were, respectively, not less than or greater than their book values.

     The Company adopted its quasi-reorganization in the context of its reliance, at that time, on Statement of Financial Accounting Standards No. 96, "Accounting For Income Taxes" ("SFAS 96"), which provided for recognition in the statement of income, the tax benefits of operating loss and tax-credit carryforward items that arose prior to a quasi-reorganization such as that implemented by the Company.

     Subsequent to the issuance of SFAS 96 in September 1989, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 86 (SAB 86). This bulletin set forth the SEC staff's view that the tax benefits of operating loss and tax-credit carryforward items that arose prior to a quasi-reorganization must be reported as a direct credit to paid-in capital following a quasi-reorganization involving only an elimination of a deficit in retained earnings.

     Since the Company implemented its quasi-reorganization based on SFAS 96 and prior to the issuance of SAB 86, it will continue to report carryforward tax benefits directly in the statement of income, and then will reclassify the amount of such benefit from retained earnings to paid-in capital. The SEC has informed the Company that, under the circumstances, it will not object to the Company's accounting for these tax benefits. If the provisions of SAB 86 had been applied, net income for the years ended September 30, 1996 and 1995 would have been reduced by $8.3 million ( $.09 per share) and $8.2 million ( $.09 per share), respectively. Net income for the year ended September 30, 1994 would not have been reduced.

     Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes", which supersedes SFAS 96 and was adopted by the Company at the beginning of 1994, includes a "grand-fathering" provision that permits the Company to continue its present method of accounting for the utilization of its operating loss and tax-credit carryforward items that arose before the Company's 1988 quasi-reorganization.

9 CAPITAL STOCK AND STOCK OPTIONS

CAPITAL STOCK

     During June 1996, 1,100,000 warrants previously issued in connection with the acquisition of the drilling assets of Grace Drilling Company expired.

     During April 1996, the Company issued 266,223 common shares that were previously held in treasury to Occidental Oil and Gas Corporation in connection with the Exeter acquisition (Note 2).

     During October 1995, the Company purchased for $1.0 million, 650,000 warrants that the Company had previously issued in connection with the purchase of several drilling rigs in April 1994.

     During December 1994, the Company purchased 250,000 shares of its common stock in the open market at a cost of $1.7 million or $6.80 per share.

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

     The Company is authorized to issue up to 10,000,000 shares of preferred stock with a par value of $.10 per share in one or more series, and to fix the powers, designations, preferences and rights to each series.

     During December 1996, the Company's Board of Directors rescinded the Company's stock repurchase plan due to uncertainties regarding the Securities and Exchange Commission's Staff Accounting Bulletin No. 96. Rescinding the plan allows the Company to avoid potential issues when it uses the pooling-of-interests method of accounting for mergers. The Company has not repurchased any shares under the stock repurchase plan since its original authorization during December 1995.

     As of September 30, 1996 there were warrants outstanding to purchase 1,500,000 common shares at $5.50 per share, exercisable until January 31, 1997. As of September 30, 1995 there were warrants outstanding to purchase 1,500,000 common shares at $5.50 per share, exercisable until January 31, 1997;
1,100,000 common shares at $16.18 per share, exercisable until June 1996; and 650,000 common shares at $7.92 per share, exercisable until April 1996.

STOCK OPTION PLANS

     As of September 30, 1996, the Company has several stock option plans under which options to purchase common shares may be granted to key officers, directors and managerial employees of the Company and its subsidiaries. Options granted under the plans generally are at prices equal to the fair market value of the stock on the date of the grant. Options granted under the plans generally are exercisable in varying cumulative periodic installments after one year and cannot be exercised more than ten years from the date of grant. Options to purchase 599,395 and 1,326,714 common shares remained available for grant as of September 30, 1996 and 1995, respectively.

     A summary of stock option transactions during the three years ended September 30, 1996 is as follows:

                                                  Number        Price Range
(Share amounts in thousands)                    of Shares        per Share
                                                ---------        ---------
Options outstanding
  September 30, 1993                             7,587       $.75 to $ 16.25
    Granted                                      1,437       5.00 to    7.50
    Exercised                                     (168)      1.07 to   6.875
    Forfeited                                     (137)      4.04 to   6.875
                                                -----------------------------
Options outstanding
  September 30, 1994                             8,719       $.75 to $ 16.25
    Granted                                      4,453       6.25 to    8.25
    Exercised                                     (505)      1.07 to   6.875
    Forfeited                                      (47)      4.77 to   6.875
                                                -----------------------------
Options outstanding
  September 30, 1995                            12,620       $.75 to $ 16.25
    Granted                                      2,339      7.188 to   14.50
    Exercised                                   (2,422)       .75 to   10.00
    Forfeited                                     (126)      6.25 to   14.50
                                                -----------------------------
Options outstanding
  September 30, 1996                            12,411       $.75 to $ 16.25
                                                -----------------------------

     Of the options outstanding, 10,873,345, 9,567,270 and 5,278,870 were exercisable as of September 30, 1996, 1995 and 1994, respectively.

     The Company has two stock grant plans under which grants of common shares may be awarded to key officers, directors and managerial employees of the Company and its subsidiaries. Shares granted under the plans generally vest in varying cumulative periodic installments.

     A summary of stock grant transactions during the three years ended September 30, 1996 is as follows:

                                                          Number
                (Share amounts in thousands)            of Shares
                                                        ---------
                Grants Outstanding
                  September 30, 1993                        242
                    Granted                                 --
                    Vested                                 (110)
                    Forfeited                               --
                                                        ---------
                Grants Outstanding
                  September 30, 1994                        132
                    Granted                                  77
                    Vested                                 (129)
                    Forfeited                               --
                                                        ---------
                Grants Outstanding
                  September 30, 1995                         80
                    Granted                                 --
                    Vested                                  (31)
                    Forfeited                               (11)
                                                        ---------
                Grants Outstanding
                  September 30, 1996                         38
                                                        ---------

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". SFAS 123, which is effective for fiscal years beginning after December 15, 1995, establishes financial accounting and reporting standards for stock-based employee compensation plans. The pronouncement defines a fair value based method of accounting for an employee stock option or similar equity instrument, and allows an entity to either adopt that method of accounting for all of their employee stock compensation plans, or to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". Entities electing to continue using the accounting methods prescribed by APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company will adopt the pro forma disclosure provisions of SFAS 123 at the beginning of fiscal year 1997.

10 EMPLOYEE BENEFIT PLANS

     Certain of the Company's employees are covered by defined contribution plans. The Company's contributions to the plans are based on employee contributions and totaled $3.6 million, $2.9 million and $2.6 million for the years ended September 30, 1996, 1995 and 1994, respectively.

     In November 1992, the FASB issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-employment Benefits" ("SFAS 112"). The adoption of SFAS 112 by the Company during 1995 did not have a material effect upon the financial statements because the Company does not provide such benefits to its employees.

11 COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company and its subsidiaries occupy various facilities and lease certain equipment under leases, that range in length from 1 to 30 years. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to September 30, 1996, are as follows:

               (In thousands)
               1997                          $2,325
               1998                           2,145
               1999                           1,934
               2000                           1,368
               2001                             263
               Thereafter                     1,169
                                             ------
                                             $9,204
                                             ======

     The above amounts do not include property taxes, insurance or normal maintenance that the lessees are required to pay. Rental expense relating to operating leases with terms greater than 30 days amounted to $2.5 million, $2.2 million and $2.1 million for the years ended September 30, 1996, 1995 and 1994, respectively.

EMPLOYMENT CONTRACTS

     The Company has entered into employment contracts with certain of its employees. The Company's minimum salary and bonus obligations under these contracts are as follows:

               (In thousands)
               1997                          $2,801
               1998                           1,674
               1999                           1,480
               2000                             130
               2001                             125
                                             ------
                                             $6,210
                                             ======

CAPITAL EXPENDITURES

     As of September 30, 1996 and 1995, the Company had capital expenditure commitments totaling approximately $17.5 million and $15.5 million, respectively.

CONTINGENCIES

     The Company is a defendant or otherwise involved in a number of lawsuits. In the opinion of management, the Company's ultimate liability with respect to these lawsuits is not expected to have a significant or material adverse effect on the Company's consolidated financial position or results of operations.

     The Company insures its drilling rigs and equipment subject to various deductibles, but not exceeding $.25 million per occurrence. The Company retains the first $1.0 million per occurrence of its workers' compensation exposures in the US Lower 48 and Alaska. These operations also are subject to a $.25 million per occurrence deductible for auto liability. All international workers' compensation and automobile liability is subject to a retrospectively rated insurance policy. The Company self-insures the first $1.0 million per occurrence and $2.0 million in the aggregate of general liability claims.

12 SUPPLEMENTAL BALANCE SHEET AND STATEMENT OF INCOME INFORMATION

     Accounts receivable is net of an allowance for doubtful accounts of $1.5 million and $1.4 million as of September 30, 1996 and 1995, respectively. Pursuant to an employment agreement with an officer, the Company has provided a non-interest bearing loan for approximately $2.9 million.

     Accrued liabilities includes accrued compensation totaling $23.1 million and $19.6 million as of September 30, 1996 and 1995, respectively.

     Other income, net includes the following:

                                                        September 30,
(In thousands)                                    1996       1995        1994
                                                --------   --------    --------
Insurance gains                                 $  4,693   $  4,649    $    484
Marketable securities realized
  and unrealized gains                             4,871      2,406         908
Dividend income                                      486        297         550
Foreign currency gains (losses)                      510     (3,160)     (1,502)
Other                                                668        394         268
                                                --------   --------    --------
                                                $ 11,228   $  4,586    $    708
                                                ========   ========    ========

13 UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                            Year Ended September 30, 1996
(In thousands,                        First      Second       Third      Fourth
except per share amounts)            Quarter     Quarter     Quarter     Quarter
                                    --------    --------    --------    --------
Revenues                            $164,338    $163,319    $181,336    $210,750
Gross profit
  (excluding depreci-
  ation and general
  and administrative
  expenses)                           39,879      43,299      46,766      50,134
Operating income                      17,332      18,189      20,550      21,028
Net income                            15,262      16,822      18,669      19,747
Primary earnings
  per share                         $    .17    $    .18    $    .20    $    .21
                                    --------    --------    --------    --------

                                            Year Ended September 30, 1995
(In thousands,                        First      Second       Third      Fourth
except per share amounts)            Quarter     Quarter     Quarter     Quarter
                                    --------    --------    --------    --------
Revenues                            $126,002    $143,335    $152,673    $150,778
Gross profit
  (excluding depreci-
  ation and general
  and administrative
  expenses)                           32,257      34,510      36,790      35,134
Operating income                      13,655      14,163      15,132      15,605
Net income                            11,073      12,284      13,045      14,702
Primary earnings
  per share                         $    .13    $    .14    $    .15    $    .16
                                    --------    --------    --------    --------

14 DISTRIBUTION OF EARNINGS AND ASSETS

     The following table sets forth financial information with respect to the Company and its subsidiaries, on a consolidated basis, by geographical area:

Geographic Areas                                 Year Ended September 30,
(In thousands)                               1996          1995          1994
                                           --------      --------      --------
Revenues(1)(2)
  North America                            $532,638      $416,475      $323,149
                                           --------      --------      --------
  International:
    Middle East, CIS,
      Africa and other                       64,682        58,932        76,156
    South and
      Central America                        69,232        49,453        32,991
    UK North Sea                             53,191        47,928        51,972
                                           --------      --------      --------
      Total International                   187,105       156,313       161,119
                                           --------      --------      --------
                                           $719,743      $572,788      $484,268
                                           --------      --------      --------

Operating income (loss)
  North America                            $ 61,611      $ 47,989      $ 35,246
                                           --------      --------      --------
  International:
    Middle East, CIS,
      Africa and other                        6,742         8,346       (26,091)
    South and
      Central America                        14,531         8,031         5,781
    UK North Sea                              6,575         3,916         5,647
                                           --------      --------      --------
      Total International                    27,848        20,293       (14,663)
                                           --------      --------      --------
  Corporate                                 (12,360)       (9,727)      (11,284)
                                           --------      --------      --------
                                           $ 77,099      $ 58,555      $  9,299
                                           --------      --------      --------

Assets
  North America                            $496,664      $354,733      $251,848
                                           --------      --------      --------
  International:
    Middle East, CIS,
      Africa and other                      139,454       117,887       108,170
    South and
      Central America                        87,898        84,845        52,843
    UK North Sea                             15,878        15,221        21,398
                                           --------      --------      --------
      Total International                   243,230       217,953       182,411
                                           --------      --------      --------
  Corporate                                 131,380        20,586        56,014
                                           --------      --------      --------
                                           $871,274      $593,272      $490,273
                                           --------      --------      --------

(1) No material revenues were derived from transactions between geographic areas of operation.

(2) No customers provided 10% or more of consolidated revenues in the years presented. In the opinion of management, the loss of a single customer would not have a material adverse effect on the Company's business.

15 SUBSEQUENT EVENTS

     During November 1996, the Company completed the sale of its wholly owned subsidiary Nabors Drilling & Energy Services UK Ltd. ("NDES") to KCA, a wholly owned subsidiary of Abbot Group plc, a diversified holding company listed on the London stock exchange. The Company received approximately $36.0 million plus the value of working capital in cash, as well as 10.8 million four year warrants to acquire stock in the Abbot Group plc at 83 pence per share. The transaction will result in a gain which will be reflected in the Company's financial statements in the first quarter of 1997.

     During December 1996, the Company purchased 47 land drilling rigs from Noble Drilling Corporation for $60 million in cash. The fleet of rigs consists of 19 operating rigs and 28 stacked rigs in various stages of completeness; 38 of the rigs are located in the United States and nine are located in Canada. The acquisition will be accounted for under the purchase method of accounting.

     During December 1996, the Company executed a definitive agreement to merge with Adcor-Nicklos Drilling Company ("Adcor") in a stock-for-stock exchange that will be accounted for as a pooling-of-interests. All of the stock of Adcor will be exchanged for approximately 3.4 million shares of Nabors common stock. The transaction, which has already received government approval, is expected to close in January 1997. The Adcor fleet consists of 30 active and six stacked rigs located in the United States. The assets also include significant amounts of drill pipe, spare drilling equipment, yards, vehicles and other support equipment.

CORPORATE ADDRESS
Nabors Industries, Inc.
515 West Greens Road
Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
Fax: (281) 872-5205

FORM 10-K
Copies may be obtained at no charge by writing to the Secretary at the corporate office of the Company.

TRANSFER AGENT
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303

INVESTOR CONTACT
Dennis A. Smith
Director of Corporate Development

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Houston, Texas

PRICE OF COMMON STOCK

     As of September 30, 1996, there were 86,981,388 shares of Common Stock outstanding held by 1,628 holders of record.

     The Common Stock is listed on the American Stock Exchange under the symbol "NBR." The following table sets forth the reported high and low sales prices of the Common Stock on the Composite Tape for the quarters indicated.

                                  Stock Price
Fiscal Year                    High          Low
-----------                    ----          ---
1995
  First Quarter                7 7/8        6 1/8
  Second Quarter               7 1/2        6
  Third Quarter                9 11/16      7 3/8
  Fourth Quarter              10            7 15/16
1996
  First Quarter               11 3/8        8 1/16
  Second Quarter              15 1/4       10 1/4
  Third Quarter               16 5/8       13 7/8
  Fourth Quarter              17 3/8       13

OPERATING SUBSIDIARIES
Nabors Alaska Drilling, Inc.
Anchorage, Alaska
James Denney, President

Nabors Drilling International Limited
Houston, Texas
Siegfried Meissner, President

Nabors Drilling USA, Inc.
Houston, Texas
Richard Stratton, President
Larry P. Heidt, Executive Vice President

Nabors Drilling Limited
Nisku, Alberta
Duane A. Mather, President

Peak Oilfield Services Company
Anchorage Alaska
Michael R. O' Conner, President

Loffland Brothers de Venezuela, C.A.
Caracas, Venezuela
Siegfried Meissner, President

Sundowner Offshore Services, Inc.
Houston, Texas
Jerry C. Shanklin, President and Chairman

CANRIG Drilling Technology, Ltd.
Magnolio, Texas
Allan Richardson, President

EPOCH Well Logging, Inc.
Bakersfield, California
Christopher P. Papouras, President

                                    [PHOTO]