Form 10-K405, Exhibit 13
period 1997-09-30
NABORS INDUSTRIES INC
filed 1997-12-29
CIK 798943

                                 FRONT COVER


                           (OUTLINE DRAWING OF RIG)


                            NABORS INDUSTRIES 1997

                                ANNUAL REPORT

================================================================================
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
================================================================================
                             FINANCIAL HIGHLIGHTS
================================================================================

(In thousands, except per share amounts)

                                                                  Year Ended September 30,
OPERATING DATA                       1997               1996               1995               1994               1993
                                  -----------        -----------        -----------        -----------        -----------
Revenues                          $ 1,029,303        $   719,743        $   572,788        $   484,268        $   419,406
Depreciation and
   amortization                        66,391             46,117             31,042             26,241             22,434
Operating income                      154,761             77,099             58,555              9,299             38,257
Net income                            114,808             70,500             51,104              1,350             38,558
Net income per share -
   fully diluted                  $      1.06        $       .75        $       .57        $       .02        $       .49
Weighted average number
   of shares outstanding -
   fully diluted                      113,398             93,917             90,237             85,743             78,288

                                                                  Year Ended September 30,
OPERATING DATA                       1992               1991               1990               1989               1988
                                  -----------        -----------        -----------        -----------        -----------
Revenues                          $   312,407        $   264,239        $   153,920        $    85,600        $    63,060
Depreciation and
   amortization                        16,526             10,119              5,232              3,884              3,502
Operating income                       34,705             30,324             14,383              5,346                403
Net income                             33,740             29,724             16,401              7,165             23,522
Net income per share -
   fully diluted                  $       .45        $       .42        $       .26        $       .14        $       .85
Weighted average number
   of shares outstanding -
   fully diluted                       74,821             70,728             62,513             51,644             27,671


                                                                     As of September 30,
BALANCE SHEET DATA                   1997               1996               1995               1994               1993
                                  -----------        -----------        -----------        -----------        -----------
Cash and short-term
   marketable securities          $    11,044        $   104,027        $    15,334        $    45,232        $    70,458
Working capital                        70,872            172,091             33,892             77,248            113,653
Property, plant and
   equipment, net                     861,393            511,203            393,464            283,141            270,865
Total assets                        1,234,232            871,274            593,272            490,273            493,927
Long-term obligations                 229,507            229,504             51,478             61,879             73,109
Stockholders' equity                  727,843            457,822            368,750            317,424            307,583
Capital expenditures
   including acquisitions             396,668            174,483            144,560             62,907             84,752

                                                                      As of September 30,
BALANCE SHEET DATA                    1992               1991               1990               1989               1988
                                  -----------        -----------        -----------        -----------        -----------
Cash and short-term
   marketable securities          $    14,783        $    15,139        $    29,332        $     6,484        $    13,354
Working capital                        33,831             15,650             40,956              7,784              8,678
Property, plant and
   equipment, net                     220,761            185,543            109,928             42,728             28,357
Total assets                          339,930            285,615            226,846             75,519             61,123
Long-term obligations                  49,294             37,489             37,729              7,760              4,254
Stockholders' equity                  201,058            157,302            117,335             47,215             36,101
Capital expenditures
   including acquisitions              61,124             88,104             73,943             19,751              7,414



GEOGRAPHIC DISTRIBUTION
OF EARNINGS                                                      YEAR ENDED SEPTEMBER 30,
                                      1997               1996               1995               1994               1993
                                  -----------        -----------        -----------        -----------        -----------
Revenues:
  North America                   $   852,368        $   532,638        $   416,475        $   323,149        $   235,716
  International                       176,935            187,105            156,313            161,119            183,690
                                  -----------        -----------        -----------        -----------        -----------
                                  $ 1,029,303        $   719,743        $   572,788        $   484,268        $   419,406
                                  -----------        -----------        -----------        -----------        -----------
Operating income (loss):
  North America                   $   134,994        $    61,611        $    47,989        $    36,841        $    26,092
  International                        36,103             27,848             20,293            (14,663)            23,091
  Corporate                           (14,581)           (12,360)            (9,727)           (11,284)           (10,926)
  Merger expenses                      (1,755)                --                 --             (1,595)                --
                                  -----------        -----------        -----------        -----------        -----------
                                  $   154,761        $    77,099        $    58,555        $     9,299        $    38,257
                                  -----------        -----------        -----------        -----------        -----------

GEOGRAPHIC DISTRIBUTION
OF EARNINGS                                                       YEAR ENDED SEPTEMBER 30,
                                      1992               1991               1990               1989               1988
                                  -----------        -----------        -----------        -----------        -----------
Revenues:
  North America                   $   147,506        $   165,438        $   101,335        $    67,888        $    63,060
  International                       164,901             98,801             52,585             17,712                 --
                                  -----------        -----------        -----------        -----------        -----------
                                  $   312,407        $   264,239        $   153,920        $    85,600        $    63,060
                                  -----------        -----------        -----------        -----------        -----------
Operating income (loss):
  North America                   $    12,618        $    15,119        $     9,422        $     9,116        $     4,390
  International                        35,111             27,527             13,640                609                 --
  Corporate                           (13,024)           (12,322)            (8,679)            (4,379)            (3,987)
  Merger expenses                          --                 --                 --                 --                 --
                                  -----------        -----------        -----------        -----------        -----------
                                  $    34,705        $    30,324        $    14,383        $     5,346        $       403
                                  -----------        -----------        -----------        -----------        -----------

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

DURING FISCAL 1997, YOUR COMPANY BEGAN TO EXPERIENCE AN ACCELERATION IN THE GROWTH OF ITS OPERATIONAL AND FINANCIAL PERFORMANCE. FAVORABLE DEVELOPMENTS IN VIRTUALLY EVERY AREA OF OUR BUSINESS WERE THE RESULT OF BOTH STRONG MARKETS AND THE SOLID POSITIONS WE HAVE CAREFULLY CULTIVATED OVER THE LAST DECADE.

--------------------------------------------------------------------------------

     The best illustration of the magnitude of this year's performance is the doubling of our operating income to $154.8 million. The operating leverage in our business is apparent when one considers that this increase in operating income came from a 43 percent improvement in revenues, which exceeded $1 billion for the first time. Net income posted an increase of 63 percent to $114.8 million, or $1.06 per share. This is particularly noteworthy considering the $0.47 per share increase in deferred (non-cash) taxes and 19.5 million additional fully diluted shares. Other financial measures are equally favorable. Net operating profit after current tax represented a return on capital employed of 16 percent. Our capital structure improved even further as total debt as a percentage of capitalization declined from 35 percent to 27 percent. Our improving performance, solid financial position and strong outlook were recognized by Moody's Investor Services with an upgrade of our corporate credit rating to A3.

     The year's operational accomplishments are equally significant and should provide an expanded base for further growth. We completed over $230 million in acquisitions while reinvesting another $160 million in technological enhancements and rig-related component replacements, upgrades, reactivations and new-builds. We responded to the need for additional qualified entry level rig crews by establishing a training facility that is turning out 40 new roughnecks per month, while preparing seasoned crew members for higher level jobs. We further improved our safety record, which is always our top priority, and we will continue to strive for even higher levels of performance. We also achieved a more favorable position in most operational aspects of our extensive worldwide fleet. Specifically, utilization increased from 58 percent to 65 percent, which is particularly significant considering that the size of the fleet also increased during the fiscal year, from 310 to 410 rigs. In our US Lower 48 unit, the daily average gross margin


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

per rig (rig level cash flow) increased substantially and significant increases occurred in all of our other operating units as well.

     Progress continues toward reaching and expanding our potential in many areas and from many sources. As we move forward, the prioritization of our efforts will be in four areas that promise attractive returns. Our first priority will be to optimize the return from our existing active fleet. Current average rig dayrates are barely half of what we believe is required for economic replacement of rigs, while Nabors' worldwide utilization stands at just 65 percent.

     Our next priority is to activate our stacked rigs as market conditions warrant in both the domestic and international markets. This can be accomplished with relatively small amounts of additional capital per rig, allowing us to economically meet our customer needs for additional high quality, lower cost, deep SCR rigs for some time to come. Nearly $100 million of 1997's investments went to accumulating these rigs, which represent a majority of the world's remaining stacked premium rigs.

     Additionally, there remains significant potential for Nabors to increase the extent of other value-added services we provide to our customers and we will continue to focus on this in the coming year. Our efforts will be directed at further market penetration with our existing products and services while we seek to develop other business lines. Several examples of this additional aspect of our strategic focus were apparent in 1997. Among these was the expansion of our presence in the top drive drilling market, evidenced by a 50 percent increase in the number of top drives shipped by Canrig Drilling Technology. We also entered the mudlogging and drilling instrumentation business with the acquisition of Epoch Well Logging. Both of these developments represent a further integration of our services, both vertically in that Canrig and Epoch are suppliers to our own rig fleet and horizontally in that they constitute new business lines with significant potential.

     We will also continue to seek attractive investment opportunities, both internally in the form of expanding and enhancing our asset base and externally in the form of acquisitions. Nabors' growing technical and operational staff represents an ever increasing level of intellectual capital that, along with our financial capacity, allow us to undertake more varied, larger and more complex projects worldwide. Acquisitions will continue to be a prominent focus. We have the organizational resources in-house needed to prospect for, analyze and quickly consummate a transaction with minimal reliance on outside advisors.

     We believe the long-term fundamentals are conducive to attaining these goals. Since 1982, an oversupply of crude oil globally and natural gas in North America has reduced the number of wells that would normally have been drilled annually to meet growing demand and offset depletion of existing reservoirs.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                          NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

                                    [PHOTO]

                               EUGENE M. ISENBERG
                         Chairman and Executive Officer

                                    [PHOTO]

                              ANTHONY G. PETRELLO
                     President and Chief Operating Officer

                                    [PHOTO]

                              RICHARD A. STRATTON
                                 Vice Chairman

     Today, this excess supply has been greatly diminished, if not exhausted, and incremental production must now come through the drilling of additional wells. Exacerbating this situation is an apparent acceleration in the depletion rate of North American gas production, which is requiring a significantly larger number of rigs operating just to keep gas deliverability constant. This creates numerous opportunities for increasing the yield from our existing assets and reinvesting our increasing cash flow in new and upgraded rigs and other services.

     Clearly these are exciting times for Nabors but they are not without challenges. We must continue to help our customers improve their per barrel of oil equivalent (boe) lifting and finding costs. This requires continued improvements in drilling efficiency through implementation of new technology, improved practices and the creation of more value-added services. An essential element of this is the aggressive steps we are taking to overcome the shortage of experienced personnel by recruiting and training new rig hands, field supervisors, engineers and managers. We must also redouble our efforts to create an even safer working environment, particularly as we face the challenges presented by a rapidly expanding work force.

     The balance of this report will describe to you in more detail the various components of our business, the diverse nature and quantity of our assets, our competitive advantages, and how these elements collectively translate into increased value for our customers and our investors. Thank you for the confidence your ownership of Nabors demonstrates. We look forward to another prosperous year and hope to report our continued progress to you.

Sincerely,

/s/ EUGENE M. ISENBERG

Eugene M. Isenberg
Chairman and Chief Executive Officer


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE BUSINESS                              NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------


NABORS IS THE WORLD'S LARGEST PROVIDER OF LAND AND PLATFORM DRILLING CONTRACT SERVICES FOR EXPLORATION AND DEVELOPMENT OF OIL, GAS AND GEOTHERMAL WELLS. OUR CUSTOMER BASE REPRESENTS MOST OF THE WORLD'S MAJOR INTEGRATED OIL COMPANIES, SIGNIFICANT INDEPENDENT PRODUCERS AND GOVERNMENT-OWNED OIL COMPANIES. OUR CUSTOMERS CONTRACT WITH US ON A COMPETITIVE BID BASIS TO CONSTRUCT THEIR WELLS. THE SCOPE OF THE MAJORITY OF OUR SERVICES ENTAILS THE PROVISION OF A SUITABLE DRILLING RIG, VARIOUS AUXILIARY EQUIPMENT AND SERVICES, AND THE PERSONNEL NECESSARY TO EFFICIENTLY CARRY OUT THIS TASK. A SMALLER, BUT GROWING PORTION OF OUR BUSINESS IS THE PROVISION OF OTHER SERVICES AND EQUIPMENT RELATED TO DRILLING AND THE PRODUCTION OF OIL AND GAS.

     The construction of a well involves the drilling rig, which varies greatly in size, style, configuration and complexity, numerous pieces of additional equipment and several types of services. Our customers may have as many as 10 to 15 different contractors and suppliers on a more sophisticated well. Among these suppliers are providers of drilling and completion fluids, drilling tools such as bits, directional measurement and steering systems, wellhead and tubular goods, cementing, formation testing and evaluation, and other auxiliary goods and services including location construction, transportation, final cleanup and environmental restoration.

     Nabors concentrates on the deeper, more sophisticated drilling in most of the world's larger and sustainable producing regions. The bulk of the drilling conducted by Nabors is accomplished on land where the Company owns over 400 active and stacked rigs. However, the offshore component of our business has increased in the last few years and today represents nearly 15 percent of our total revenues.

     A significant portion of Nabors' offshore and Alaskan North Slope revenues comes from two other aspects of the business called workover and reentry/redrilling. This involves going back into existing wells and repairing or redrilling the well, often horizontally, to restore or enhance the hydrocarbon production. Special rigs are used for this purpose on both land and offshore.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE BUSINESS                                NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

     Nabors enters into contracts with its customers that govern the commercial terms of our work. The great majority of our contracts are on a daywork compensation basis, wherein we conduct the drilling of the well at the customer's direction for an agreed price per day, regardless of the time required and without the consequences of weather or geologic risk. Occasionally, when we judge the assumption of risk as rational and the risk/reward balance attractive, we drill wells either on a footage or turnkey basis, which is a lump sum price for a completed well. Frequently, contracts for our offshore, international and Alaskan rigs are for a defined term of one to three years. The duration of contracts in the US Lower 48 and Canada are usually on a well-to-well basis or for a specified number of wells.

CORE BUSINESSES

     Nabors' four core business units are Alaska, the US Lower 48 and Canada, International and Sundowner/Nabors Offshore Drilling, Inc.

ALASKA

     Nabors and its predecessor companies drilled the discovery well and confirmation wells on the supergiant Prudhoe Bay field and we have been the leading North Slope contractor since 1963. The Company holds many of the drilling records in Alaska and was one of the pioneers in horizontal drilling, which was initially applied full-scale on the North Slope. The Company currently operates nine highly specialized arctic drilling and workover/redrilling rigs on the North Slope and three more conventional land rigs in the Kenai/Cook Inlet area, as well as one offshore platform drilling rig. A 50 percent-owned joint venture, Peak Oilfield Services Company (Peak), is also active in Alaska and is expanding into the Lower 48. Peak is involved in moving rigs from one drilling location to another; in other heavy oilfield hauling; in oilfield construction of roads and pads, pipelines and facilities; and in maintenance and operation of production facilities and equipment.

     1997 saw an increase in the number of rigs running and was a robust year for the construction activities of Peak. We commenced initial development drilling operations on the Badami field, 26 miles east of Prudhoe Bay on the Arctic Ocean coastline. The drillsites and interconnecting roads for Badami were constructed by another 50 percent joint venture, Alaska Interstate Construction.

     We believe 1998 holds the promise of a significant increase in activity with a long stacked rig scheduled for reactivation and commencement of developmental drilling operations in the Prudhoe Bay unit and subsequently on North Star, a new offshore satellite field development project. The commencement of numerous other satellite field developments and existing field rework projects are planned. This may require new-built, modularized, quick-moving arctic rigs in support of our customers' efforts to arrest the decline in production from the North Slope. Production peaked at 1.8 million barrels of oil per day (bopd) in 1988 and has since declined to less than 1.5 million bopd.


--------------------------------------------------------------------------------

                                     PAGE 7
                                   PHOTO HERE

                            (WET TRIP ON RIG FLOOR)


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE BUSINESS                                NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

US LOWER 48 AND CANADA

     Nabors is the leading North American land drilling company with some 90 years of operating experience. The US Lower 48 unit operates in every region of the country except the northeastern quadrant, with a large concentration of assets in the most significant producing regions. Our US Lower 48 and Canadian operations encompass a combined total of approximately 330 actively marketed rigs. In the US Lower 48, we also have approximately 45 premium rigs in stacked condition that can be economically reactivated to meet increasing demand as market conditions warrant. There is also a large quantity of major component equipment for use in assembling new rigs or upgrading stacked rigs, or to repair and/or replace operating rigs. Almost 60 percent of the rigs in these fleets have drilling capacities of greater than 15,000 feet and over 40 percent are powered with diesel electric SCR systems. In addition, there are a significant number of wheel mounted, highly mobile rigs which are also in strong demand since their inherently lower moving costs create a competitive advantage.

     Nabors is the industry leader in total footage drilled and drills a high proportion of the directional, horizontal and multi-lateral wells undertaken by the industry. In Canada, the Company has particular expertise in drilling deep gas wells and wells with high levels of "sour" hydrogen sulfide.

     During 1997, the fleet grew through acquisitions by over 60 rigs, while utilization increased from 55 percent to 64 percent. The US Lower 48 average daily gross margin per rig rose significantly over the previous year's levels as pricing moved upward in response to limited supply and increased demand.

     We believe the prospects for 1998 look promising with numerous projects planned by our customers that will require incremental deep premium rigs. Activity in every area is expected to be steady to increasing, particularly in areas that have lagged in recent years. The integration of our value-added services into our own fleet will continue, further benefiting our overall returns while creating new market opportunities with external customers.

INTERNATIONAL

     Nabors has a long and productive record in the international drilling arena. We have been in Venezuela for more than 50 years, in Saudi Arabia for 35 years and have extensive experience in numerous other countries. Nabors' rigs and crews have conducted some of the most difficult international drilling operations. We also drilled the major Yemen discovery wells and virtually all of the development wells there.

     Nabors' International fleet consists of 46 land rigs and one offshore jackup rig. These assets are concentrated in the Middle East with 19 rigs and in South America, primarily in Venezuela, with 17 rigs. Six additional rigs were recently added to the


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE BUSINESS                                NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

Company's expanding Saudi Arabia operation. Five of these rigs are conducting development drilling operations in the large, strategically important Shaybah field, a remote and logistically difficult area of Saudi Arabia. This field is expected to be producing 500 thousand bopd by 1999.

     We believe 1998 promises to be a robust year with an increase in bidding activity, portending a large increase in international rig demand in virtually every area in which we currently operate, and in several areas where we have expansion interests.

SUNDOWNER/NABORS OFFSHORE DRILLING, INC.

     The Nabors Offshore Division is composed of Sundowner Offshore Services, Inc., which conducts workover and reentry/ redrilling operations, and Nabors Offshore Drilling, Inc., which focuses on offshore drilling projects. Both units operate in the Gulf of Mexico, as well as in a number of foreign locations. The Company has developed innovative platform rig designs for both workover and drilling rigs that provide significant economic advantages over competitive rigs. All of the platform rigs are capable of operating in any water depth in which a production platform is located, including the highly prospective deep water basins throughout the world. Our rigs are capable of being adapted for use on deep water Tension Leg Platforms, Floating Production Systems and the new generation Spar Platforms.

     The 15 Sundowner and Super Sundowner workover/redrilling rigs are of modular design and are therefore highly mobile. In fact, the very name Sundowner was derived from the Company's ability to complete a rig-up by sundown. Sundowner also operates five shallow water workover/redrilling jackup rigs.

     Nabors Offshore Drilling operates five conventionally configured API (American Petroleum Institute) rigs, two innovative land rig conversions and three of its proprietary Minimum Area, Self-Erecting (MASE(TM)) offshore platform drilling rigs. The MASE(TM) rig is patterned after the Sundowner workover rig configuration. It is lighter, occupies less space and moves at significantly less cost than conventional API platform rigs.

     In 1997, utilization and rates for both companies' rigs increased significantly. Additionally, one new Sundowner workover rig and one new platform drilling rig were added to the fleet.

     We believe 1998 will be a year of further improvement with continued revenue and utilization increases expected. One additional API rig and the two rigs added in late fiscal 1997 should be largely incremental to 1998 results. Strong market demand is expected to continue, including in the international market.



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE BUSINESS                                NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

OTHER BUSINESSES

     Other businesses include Canrig Drilling Technology, a manufacturer of top drives which are used on most offshore rigs, as well as on many of the more sophisticated land drilling rigs; Epoch Well Logging, which furnishes mudlogging services and manufactures rig instrumentation systems; and Peak Oilfield Services, an oilfield construction and transportation company which moves rigs and related equipment from one drilling site to another. During 1997, we also expanded our Performance Drilling Services business, which offers turnkey and complete project management services to our customers.


                 [Graphs regarding operational and statistical
                  information to be interspursed throughout.]


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE ASSETS                                  NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------


AMONG NABORS' STRENGTHS IS THE SIZE, DIVERSITY, PREMIUM QUALITY AND GEOGRAPHIC LOCATION OF OUR PHYSICAL ASSETS. WE ARE ABLE TO MEET OUR CUSTOMERS' REQUIREMENTS ECONOMICALLY WITH THE OPTIMUM RIG FOR ANY DEPTH RANGE IN MOST OF THE WORLD'S SIGNIFICANT OIL AND GAS PRODUCING REGIONS.

--------------------------------------------------------------------------------

LAND RIGS

     Nabors has the largest land rig fleet. The majority of our rigs, some 60 percent of our worldwide fleet, are the more sophisticated rigs capable of drilling to 15,000 feet or deeper. Even more important is the premium nature of our fleet, with over 40 percent of our rigs being diesel-electric SCR rigs, widely preferred for deeper, more sophisticated wells.

     Recent advancements in seismic and directional drilling capabilities have made it possible to locate, identify and economically exploit deeper, smaller and previously uneconomic or unidentified reservoirs. This development is particularly noteworthy in the US Lower 48 gas drilling market where Nabors is well positioned.

     Deep SCR rigs are becoming more in demand as land drilling markets worldwide tend toward deeper formations and/or more directional, extended reach or horizontal wells. This in turn creates increased demand for big rigs, particularly SCR rigs, which provide a number of operational and economic advantages when compared to typical mechanical rigs.

     The time required to move rigs between wells is also becoming increasingly important to our customers, especially on short duration wells or in-field roads where weight limits are less stringent. The impact of mobilization costs can be significant on operator economics, as well as the contractor's competitive position, since moving costs are amortized over the number of days required to drill the well.

     This has given rise to the development of a number of highly mobile Nabors rigs. The best example is in Alaska where the Company operates a fleet of sophisticated, modularized arctic rigs. The arctic North Slope rigs consist of self-propelled or towed modules weighing up to 2.5 million pounds, but easily transportable from location to location. These large rigs are capable of moving between wells on the same drillsite in a matter of hours and require only one to two days when moving between drillsites. They are also fully winterized and self-contained so that the working environment is comfortable in temperatures approaching -70 degrees Fahrenheit, with wind chill factors as low as -140 degrees. These rigs possess integral containment and disposal systems designed to prevent contaminants or drilling fluids from reaching the sensitive arctic environment.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE ASSETS                                  NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

     Other modularization and specialized moving systems are utilized to increase mobility of desert rigs at work in the Middle East. Many of these rigs are mounted on a chassis with oversized sand tires, allowing each rig to be transported across the soft desert sand in larger packages, thus reducing moving costs.

     In the US Lower 48, Canada and internationally, a small but significant percentage of our fleet are the highly mobile, wheel mounted, shallower (6,000 to 12,000 feet) land drilling rigs capable of moving and rigging-up or down more quickly than conventional substructure rigs.

OFFSHORE RIGS

     Nabors maintains a growing fleet of technically sophisticated offshore platform drilling and workover rigs through our Sundowner and Nabors Offshore Drilling subsidiaries. These include MASE(TM), Tortuga and API drilling rigs, and Sundowner, Super Sundowner and jackup workover/redrilling rigs.

     The Minimum Area, Self-Erecting (MASE(TM)) rig is a new generation offshore drilling rig with innovative features designed to enhance our customers' economics. It is modular in design, occupies less space and weighs significantly less than conventional platform drilling rigs. A MASE(TM) rig is capable of being erected with standard platform cranes, thus eliminating the need for expensive derrick barges. It is also engineered to assume several different configurations, which allow the rig to be installed on most offshore platforms with minimal interference with production equipment on the drill deck.

     The Tortuga rig is an equally innovative offshore drilling rig that showcases Sundowner's engineering expertise. It is a land rig that has been converted to work as an offshore platform rig. It has been especially cost effective on the narrower structures which characterize several platforms in the shallow waters of the Gulf of Mexico, near the mouth of the Mississippi River where mudslides often occur.

     The Sundowner and Super Sundowner are offshore workover/redrilling rigs designed to re-enter existing wells and replace tubing, improve flow or perform other remedial action. The Super Sundowner can also perform redrilling or sidetracking operations, which are often done horizontally at a higher cost, but which pay off in increased production of oil and gas. Both rigs are highly mobile, meaning they can rig-up and rig-down in a very short period of time, making the rig very cost effective for the customer.

AUXILIARY ASSETS

     Nabors has additional assets that are increasingly contributing to Company revenues. These include top drives manufactured by Canrig, a Nabors subsidiary, which are being placed on many


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE ASSETS                                  NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

of the Company's land rigs. Top drives are especially valuable for directional drilling and other technically difficult drilling operations. They provide a value-added service for our customers while contributing to an improved Nabors gross margin per rig.

     The acquisition of Epoch provides a similar opportunity. Nabors is currently placing Rigwatch(TM), a sophisticated drilling monitoring device, on many of its rigs. This product performs a valuable function for our customers while also increasing the revenues generated per rig.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE ASSETS                                  NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
AREAS OF OPERATION
--------------------------------------------------------------------------------

                                     [MAP]


--------------------------------------------------------------------------------
RIG FLEET
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
LAND RIG FLEET                 LESS THAN       10,000'      15,000'       20,000'
386 ACTIVELY MARKETED RIGS*     10,000'      TO 14,999'   TO 19,999'    AND DEEPER      TOTAL
---------------------------------------------------------------------------------------------
ALASKA
  North Slope                                      3            1            5              9
  Kenai/Cook Inlet                                 1            2                           3
---------------------------------------------------------------------------------------------
INTERNATIONAL
  Middle East                      3               7            4            5             19
  South and Central America        1               7            2            7             17
  CIS                                              3            1            1              5
  Africa                                           1                         1              2
  Far East                                                      2            1              3
---------------------------------------------------------------------------------------------
US LOWER 48                       33              93          115           59            300
---------------------------------------------------------------------------------------------
CANADA                            12               3            8            5             28
---------------------------------------------------------------------------------------------
TOTAL                             49             118          135           84            386
---------------------------------------------------------------------------------------------

* As of December 31, 1997.

--------------------------------------------------------------------------------
THE ASSETS                                  NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
OFFSHORE RIG FLEET                MASE       SUNDOWNER      SUPER SUNDOWNER   PLATFORM
37 ACTIVELY MARKETED RIGS*      DRILLING      WORKOVER          WORKOVER      DRILLING     JACKUP     BARGE    TOTAL
--------------------------------------------------------------------------------------------------------------------
ALASKA                                                                            1                               1
--------------------------------------------------------------------------------------------------------------------
INTERNATIONAL
  Middle East                                                                                 1                   1
  South and Central America         1                               1                                             2
  CIS                                             1                                                               1
  Europe and Africa                               1                 1                                             2
--------------------------------------------------------------------------------------------------------------------
GULF OF MEXICO                      2             6                 5             7**         5        5***      30
--------------------------------------------------------------------------------------------------------------------
TOTAL                               3             8                 7             8**         6        5***      37
--------------------------------------------------------------------------------------------------------------------

*   As of December 31, 1997.
** Number includes a rig under construction, deploying in January 1998. *** Number includes three P&A barges.


------------------------------------------------------------------------------------------------------------------------------
                                      LESS THAN 10,000'  10,000' TO 14,999'   15,000' TO 19,999'    20,000' AND DEEPER
US LOWER 48 RIG FLEET                 -----------------  ------------------   ------------------    ------------------
300 ACTIVELY MARKETED RIGS*            MECH       SCR     MECH       SCR      MECH       SCR        MECH         SCR     TOTAL
------------------------------------------------------------------------------------------------------------------------------
East Texas District                                        11          1       11         14                       8       45
South Texas District                     1                  8          3        1         22                      10       45
Arkoma District                          6                  8          1       10          4          1            7       37
Gulf Coast District                                         1          2        5          4          6           16       34
California District                      2          1       3          4        1          6                       5       22
Wyoming District                        11          2      20          3       12          3          1            3       55
North Dakota District                                      10                  11          2                               23
West Texas District                     10                 18                   7          2          2                    39
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   30          3      79         14       58         57         10           49      300
------------------------------------------------------------------------------------------------------------------------------

*  As of December 31, 1997.

--------------------------------------------------------------------------------
THE ASSETS                                  NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

              (ILLUSTRATED DRAWINGS OF DIFFERENT RIG TYPES HERE)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE EDGE                                    NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

NABORS BELIEVES IT HAS A COMPETITIVE EDGE IN MOST OF ITS MARKETS RESULTING FROM THE PREMIUM NATURE AND GEOGRAPHIC DIVERSITY OF THE FLEET, A MATURE AND MULTI-REGIONAL OPERATIONAL INFRASTRUCTURE, THE ABILITY TO INTEGRATE VERTICALLY AND HORIZONTALLY AND AN EVER INCREASING LEVEL OF TECHNICAL AND OPERATIONAL INTELLECTUAL CAPITAL. ALL OF THESE ARE SUPPORTED BY OUR STRONG FINANCIAL POSITION.

--------------------------------------------------------------------------------

THE FLEET

     Many of these competitive advantages stem from the characteristics of our rig fleet. In fact, we have more total rigs, more SCR rigs, more deep drilling rigs, more arctic rigs and more stacked premium rigs and components than any other contractor. We have a solid position in the offshore platform workover and drilling business and we are looking to the future with a number of advanced innovative concepts under development. Nabors is also well positioned in the highly mobile, shallow land drilling rig market, both domestically and internationally. Our breadth of markets and assets means we can move rigs, ancillary equipment and services anywhere in the world to serve our customers' global requirements, or to take advantage of more favorable markets where better long-term opportunities are believed to exist.

     The size of our fleet also provides economies of scale. This is especially true in purchasing and logistics, where our ability to buy needed supplies and equipment for almost 420 active rigs worldwide gives us not only bargaining power, but also the ability to better optimize the allocation of our capital equipment and resources. A good example of this is our various supplier arrangements that deliver better economies and flexibility to Nabors, while providing vendors with a larger, more stable and predictable order flow.

     Nabors also has a favorable basis in its assets, having purchased most of our fleet at prices well below the costs of new rigs and substantially less than today's fair market value. As a result, we have lower fixed costs per unit, which benefits our customers, enhances our profitability and gives us further competitive advantage in bidding.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE EDGE                                  NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

MATURE INFRASTRUCTURE

     Nabors already has in place an extensive infrastructure of operational management and technical support in most of the stable, long-term oil and gas producing regions worldwide. This gives us an advantage because of our established critical operating mass; our available suitable assets, like those uniquely required in the Middle East, the Arctic and offshore; and the high level of our local operating expertise. Combined with our extensive asset base and worldwide presence, the Nabors infrastructure allows us to add or redeploy rigs within or between regions to take advantage of new opportunities, with minimal capital investment or expansion of overhead. It also insures that new crews are trained properly and that a consistent, systematic, organized safety program is implemented on every rig.

HUMAN RESOURCES

     Nabors believes we have an edge in the quality of our people. Few other contractors have the depth and breadth of field experience and the highly technical and operational staff we offer our customers. Nabors' worldwide presence allows us to translate the knowledge and experience resident in our people between our various operations, permitting us to bring a multitude of skills and experience to any unique drilling or logistical problem.

     Our engineering staff is adept at designing, constructing, modifying and deploying a multitude of rigs in almost every style and application to meet our customers' requirements. This experience has helped us develop a high degree of technical competence and innovation, and has led to the development of such proprietary products as Sundowner workover rigs, the MASE(TM) rigs and a new generation of rig instrumentation to be launched in 1998. Our human intellectual capital continues to expand rapidly in this area, giving Nabors the ability to efficiently plan and execute ever larger and more sophisticated projects.

     The Nabors management team strives to combine financial expertise, operational expertise and a variety of business experiences into one homogeneous unit, a factor that we believe has placed the Company in the market position we now enjoy. To maintain and further expand this position, we are actively recruiting engineers and technically oriented MBAs. The goals in developing this group are to preserve the experience resident in our more senior staff, to bring new dimensions to our thinking and to provide for tomorrow's leadership of Nabors. We are simultaneously honing our edge in field experience and execution by implementing training programs for entry level crews, as well as further technical, business and leadership programs for our more seasoned field personnel.


--------------------------------------------------------------------------------

                                    PAGE 19
                                   PHOTO HERE

                           (ALASKA RIG 28 - CLOSE-UP)


--------------------------------------------------------------------------------

                                    PAGE 20
                                   PHOTO HERE

                           (ALASKA RIG 28 - FAR AWAY)


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE EDGE                                  NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

FINANCIAL STRENGTH

     We believe Nabors has an edge in financial strength. This includes favorable earnings and cash flow, an excellent credit rating, access to capital and a low debt to equity ratio. This should allow us to make acquisitions or investments in new and existing rigs and components, as well as invest in and implement improved systems and technology. It also allows us to be prepared to quickly seize and exploit opportunities, as exemplified by our recent acquisitions of the majority of the remaining premium stacked rigs at a cost of over $100 million.

     Our financial strength also allows us to bid on and execute current and prospective, large and capital intensive projects simultaneously. We recently deployed three newly-built offshore platform rigs and currently have inquiries pending that collectively could amount to several hundred million dollars in potential investment. These inquiries underscore the magnitude of worldwide demand for rigs in our US Lower 48, International, offshore and Alaskan markets.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE EDGE                                    NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

      (Photos, charts or graphs regarding operations to be inserted here)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE OPPORTUNITY                           NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------


A PRIME ELEMENT THAT DISTINGUISHES NABORS FROM OUR COMPETITORS IS THE BREADTH OF OPPORTUNITIES AVAILABLE TO US AS A RESULT OF OUR WORLDWIDE MARKETS, OUR DIVERSE ASSET BASE AND THE INTEGRATION OF OTHER RELATED BUSINESSES. THESE OPPORTUNITIES WILL RECEIVE THE ATTENTION OF THIS ORGANIZATION AND THE DEDICATION OF RESOURCES IN PROPORTION TO THE MAGNITUDE OF THEIR EXPECTED YIELD PER DOLLAR OF INCREMENTAL CAPITAL INVESTED, AND OUR CONFIDENCE IN THEIR NEAR-TERM ACHIEVEMENT.

--------------------------------------------------------------------------------

ACQUISITIONS AND INTERNAL INVESTMENT

     Nabors will continue to look for accretive acquisitions in the form of either additional rigs or related products and services. Acquisitions have historically been a large contributor to the Company's success and we will continue to seek a variety of opportunities in the coming years.

     We also foresee continuation of internal investment opportunities in many areas. Most of these are expected to be in the form of new proprietary or highly specialized rigs where economically sound returns on incremental capital can be achieved. In recent years numerous such opportunities have been available to us through our offshore operations. We have built three of our innovative MASE(TM) rigs, three more conventional platform drilling rigs, two Super Sundowner workover/redrilling rigs and one Sundowner workover rig. We expect that there will continue to be additional sound investment opportunities from this division both domestically, in the Gulf of Mexico, and internationally, where full-scale development of deep water prospects should create a significant number of opportunities for these types of rigs. Worldwide, there are currently numerous bids pending for capital intensive, highly specialized, deeper rigs similar to several of our existing rigs.

ADDITIONAL WELLSITE CONTENT

     Nabors also expects to focus on further expanding the extent of value-added products and services we offer our customers. This may consist of finding new business lines that can augment our rig fleet. The size of our fleet makes Nabors the largest consumer of many types of drilling related equipment and services. As such, Nabors' in-house requirements alone represent a large, vertically integrated market which any new venture we decide to embark on would immediately possess. The breadth of our operations domestically and internationally and the attendant infrastructure provides the opportunity to market these products throughout the industry, thus also horizontally integrating these businesses. The addition of companies like Epoch and Canrig has allowed us to integrate in this way, thus improving our own cost structure while creating new lines of business.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE OPPORTUNITY                           NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

OPTIMIZE THE EXISTING ASSET BASE

     Our primary focus and dedication of resources will be in two areas that we believe promise a higher return on the incremental capital requirements.

     First, we will seek to optimize the utilization and profitability of our existing ready-to-drill fleet. Next, we will reactivate our stacked premium rigs as market conditions warrant. Nabors has invested over $100 million in stacked assets in the last year, both to increase our performance and to furnish our customers with additional high quality rigs at costs lower than newly built rigs.

     The achievement of both of these objectives should result from a combination of higher average year-to-year rig activity and pricing along with strong bidding activity in all of our markets. While the demand for additional premium rigs appears to be strong, fundamental trends in the supply and demand balance of both rigs and oil and gas should hasten the realization of these goals despite any short-term variations in activity.

     We cannot project with any certainty the worldwide supply/demand balance of oil and gas that sets pricing, and effects our customers' spending levels. However, we believe the fundamentals in the external market environment are conducive to an acceleration of the magnitude and pace of the realization of these opportunities. The excess supply of oil worldwide and natural gas in North America that has limited drilling for the last decade has diminished. Much of the incremental oil and gas production required to fill the gap between demand and depletion must come from additional drilling.

     Regardless of the level or even absence of growth in demand for energy worldwide, over time the supply/demand balance of rigs should continue to improve. The combination of attrition of the existing fleet, increasing component costs and the increase in the drilling of deeper and more sophisticated wells are the largest factors in bringing this about.

     Meanwhile, the impact on rig demand of an accelerating depletion rate of hydrocarbon reserves, particularly natural gas in North America, is only now beginning to be felt. The natural gas depletion rate in Canada, for instance, has steadily risen from 13 percent in 1990 to around 23 percent today. When combined with a 4 percent growth rate, it means that approximately 27 percent of the past year's production must be replaced each year just to keep pace. As a result, in Canada 17 out of 20 rigs drilling are working just to keep supply constant regardless of demand. In the US, indications are that the same trend is occurring. Natural gas depletion data versus the number of rigs drilling indicates that higher well volumes per drilling day are not materializing. This is evidenced by the fact that since early 1995, a near doubling of the number of rigs drilling for gas has yet to result in any appreciable increase in supply. There is also a growing concensus that


--------------------------------------------------------------------------------

                                    PAGE 25
                                   PHOTO HERE

                          (TRAINING SHOT - RIG FLOOR)


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE OPPORTUNITY                           NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

new supplies of gas associated with deep water oil projects or additional Canadian exports will not provide any significant offset to increasing depletion rates, further improving the current rig demand outlook. This North American situation is further compounded by rapidly increasing demand for the same rigs internationally, where the supply of deep premium rigs is exhausted.

     This Annual Report on Form 10-K includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1988 and Section 21E of the Securities Exchange Act of 1984, as amended. All statements, other than statements of historical facts, included in this Annual Report on Form 10-K that address activities, events or developments that Nabors Industries, Inc. (collectively with its subsidiaries, "Nabors" or the "Company") "expects", "projects", "believes"or "anticipates" will or may occur in the future, including such matters as future capital expenditures and investments in the acquisition and refurbishment of rigs (including the amount and nature thereof), repayment of debt, expansion and other development trends of the contract drilling industry, business strategies, expansion and growth of operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of risks and uncertainties, including those discussed herein and in the Company's 10-K filing, general economic and business conditions, prices of crude oil and natural gas, foreign exchange and currency fluctuations, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.


--------------------------------------------------------------------------------

                                    PAGE 27
                                   PHOTO HERE

                     (RIG REFURBISHMENT 1 - BREEN RD SHOP)


--------------------------------------------------------------------------------

                                    PAGE 28
                                   PHOTO HERE

                     (RIG REFURBISHMENT 2 - BREEN RD SHOP)



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THE RESULTS                                 NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA
================================================================================

(In thousands, except per share amounts)


                                                                    YEAR ENDED SEPTEMBER 30,
Operating Data(1)                              1997           1996           1995           1994              1993
                                           -----------    -----------    -----------    -----------       -----------
Revenues                                   $ 1,029,303    $   719,743    $   572,788    $   484,268       $   419,406
Operating expenses:
        Direct costs                           737,780        539,665        434,097        369,677           313,458
        General and
                administrative expenses         68,616         56,862         49,094         47,770            45,257
        Depreciation and
                amortization                    66,391         46,117         31,042         26,241            22,434
        Merger expenses                          1,755             --             --          1,595                --
        Provision for reduction in
                carrying value of assets            --             --             --         29,686(2)             --
                                           -----------    -----------    -----------    -----------       -----------
Operating income                               154,761         77,099         58,555          9,299            38,257
Interest income
        (expense), net                         (13,098)        (9,189)        (5,917)        (5,778)           (7,733)
Other income, net                               40,747         13,690          5,990          2,718            11,593
                                           -----------    -----------    -----------    -----------       -----------
Income (loss) before income
        taxes (benefits)                       182,410         81,600         58,628          6,239            42,117
Income taxes (benefits)                         67,602         11,100          7,524          4,889             3,559
                                           -----------    -----------    -----------    -----------       -----------
Net income (loss) before
        extraordinary gain                     114,808         70,500         51,104          1,350            38,558
Extraordinary gain                                  --             --             --             --                --
                                           -----------    -----------    -----------    -----------       -----------
Net income                                 $   114,808    $    70,500    $    51,104    $     1,350       $    38,558
                                           -----------    -----------    -----------    -----------       -----------
Fully diluted earnings (loss)
        per share:
        Net income (loss) before
                extraordinary gain         $      1.06    $       .75    $       .57    $       .02       $       .49
        Extraordinary gain                          --             --             --             --                --
                                           -----------    -----------    -----------    -----------       -----------
        Net Income                         $      1.06    $       .75    $       .57    $       .02       $       .49
                                           -----------    -----------    -----------    -----------       -----------
Weighted average number
        of shares outstanding -
        fully diluted                          113,398         93,917         90,237         85,743            78,288
                                           -----------    -----------    -----------    -----------       -----------
                                                                    YEAR ENDED SEPTEMBER 30,
Operating Data(1)                             1992           1991          1990          1989          1988
                                           -----------    -----------   -----------   -----------   -----------
Revenues                                   $   312,407    $   264,239   $   153,920   $    85,600   $    63,060
Operating expenses:
        Direct costs                           215,939        187,873       111,405        64,285        50,682
        General and
                administrative expenses         45,237         35,923        22,900        12,085         8,473
        Depreciation and
                amortization                    16,526         10,119         5,232         3,884         3,502
        Merger expenses                             --             --            --            --            --
        Provision for reduction in
                carrying value of assets            --             --            --            --            --
                                           -----------    -----------   -----------   -----------   -----------
Operating income                                34,705         30,324        14,383         5,346           403
Interest income
        (expense), net                          (4,349)           551         1,153            48        (8,422)
Other income, net                                5,559          2,395         3,341         1,790         4,012
                                           -----------    -----------   -----------   -----------   -----------
Income (loss) before income
        taxes (benefits)                        35,915         33,270        18,877         7,184        (4,007)
Income taxes (benefits)                          2,175          3,546         2,476            19          (780)
                                           -----------    -----------   -----------   -----------   -----------
Net income (loss) before
        extraordinary gain                      33,740         29,724        16,401         7,165        (3,227)
Extraordinary gain                                  --             --            --            --        26,749(3)
                                           -----------    -----------   -----------   -----------   -----------
Net income                                 $    33,740    $    29,724        16,401   $     7,165   $    23,522
                                           -----------    -----------   -----------   -----------   -----------
Fully diluted earnings (loss)
        per share:
        Net income (loss) before
                extraordinary gain         $       .45    $       .42   $       .26   $       .14   $      (.12)
        Extraordinary gain                          --             --            --            --           .97(3)
                                           -----------    -----------   -----------   -----------   -----------
        Net Income                         $       .45    $       .42   $       .26   $       .14           .85
                                           -----------    -----------   -----------   -----------   -----------
Weighted average number
        of shares outstanding -
        fully diluted                           74,821         70,728        62,513        51,644        27,671
                                           -----------    -----------   -----------   -----------   -----------


                                                    AS OF SEPTEMBER 30,
Balance Sheet Data(1)              1997         1996         1995         1994         1993
                                 ----------   ----------   ----------   ----------   ----------
Cash and short-term
        marketable securities    $   11,044   $  104,027   $   15,334   $   45,232   $   70,458
Working capital                      70,872      172,091       33,892       77,248      113,653
Property, plant and
        equipment, net              861,393      511,203      393,464      283,141      270,865
Long-term marketable
        securities                   42,279       11,839        9,645       20,266           --
Total assets                      1,234,232      871,274      593,272      490,273      493,927
Long-term obligations               229,507      229,504       51,478       61,879       73,109
Stockholders' equity                727,843      457,822      368,750      317,424      307,583
Capital expenditures
        including acquisitions      396,668      174,483      144,560       62,907       84,752
Funded debt to capital ratio         0.27:1       0.35:1       0.20:1       0.21:1       0.24:1

                                                    AS OF SEPTEMBER 30,
Balance Sheet Data(1)               1992         1991         1990         1989         1988
                                 ----------   ----------   ----------   ----------   ----------
Cash and short-term
        marketable securities    $   14,783   $   15,139   $   29,332   $    6,484   $   13,354
Working capital                      33,831       15,650       40,956        7,784        8,678
Property, plant and
        equipment, net              220,761      185,543      109,928       42,728       28,357
Long-term marketable
        securities                       --           --           --           --           --
Total assets                        339,930      285,615      226,846       75,519       61,123
Long-term obligations                49,294       37,489       37,729        7,760        4,254
Stockholders' equity                201,058      157,302      117,335       47,215       36,101
Capital expenditures
        including acquisitions       61,124       88,104       73,943       19,751        7,414
Funded debt to capital ratio         0.28:1       0.24:1       0.27:1       0.23:1       0.25:1


(1) The results of operations and financial position for all years prior to 1995 have been retroactively restated to include the results of operations and financial position of Sundowner Offshore Services, Inc., which was merged with the Company during October 1994. Other acquisitions' results of operations and financial position have been included beginning on the respective dates of acquisition and include Cleveland Drilling Company, Inc. (August 1997), Chesley Pruet Drilling Company (April 1997), Adcor-Nicklos Drilling Company (January 1997, retroactive to October
     1996), Noble Drilling Corporation land rigs (December 1996), Exeter Drilling Company and its subsidiary, JW Gibson Well Services Company (April 1996), Delta Drilling Company (January 1995), Grace Drilling Company (June 1993), Henley Drilling Company (November 1990), Loffland Brothers Company (March 1990) and the Westburne Group of Companies (November 1988).

(2) Represents reduction in carrying value of the Company's Yemen logistical assets and inventory, as well as facility closure costs in certain international areas, including Yemen, totaling $.35 per share.

(3) Represents gain recognized in connection with the Company's reorganization.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

     Company revenues for fiscal year 1997 ("1997") totaled $1,029.3 million, representing a $309.6 million or 43% increase compared to fiscal year 1996 ("1996"). Operating income during 1997 totaled $154.8 million, compared to $77.1 million during 1996, representing an increase of 101%. Net income totaled $114.8 million ($1.06 per fully diluted share) during 1997, compared to $70.5 million ($.75 per fully diluted share) during the prior year. The significant improvement in operating results during 1997 reflects a number of positive trends and developments in each of the Company's businesses. Most notable is the convergence of the supply and demand for rigs on a worldwide basis. The continued attrition in the supply of quality rigs, coupled with an increase in demand, is exerting upward pressure on rig pricing, which is having a correspondingly positive effect on the Company's results. The same situation is also generating higher utilization in almost all of the Company's operating areas. This year's results also benefited from the contribution of several acquisitions in the Company's US Lower 48 unit and continued strong oil and natural gas prices. Net income was also positively affected during 1997 by a gain on the sale of the Company's UK North Sea operation. Partially offsetting these increases was an increase in the Company's effective tax rate to 37% during 1997 from 14% during 1996, resulting from non-cash US federal deferred income taxes, which reduced net income.

     The following tables set forth information with respect to the Company and its subsidiaries on a consolidated basis by geographical area:


                                                                                          INCREASE (DECREASE)
                                                                                    --------------------------------
(In thousands, except percentages)         1997         1996         1995           1997 TO 1996        1996 TO 1995
                                       ----------    ---------    ---------         ------------        ------------
Revenues:
     North America                     $  852,368    $ 532,638    $ 416,475       $ 319,730     60%    $116,163     28%
     International                        176,935      187,105      156,313         (10,170)   (5%)      30,792     20%
                                       ----------    ---------    ---------       ---------   ----     --------   ----
                                       $1,029,303    $ 719,743    $ 572,788       $ 309,560     43%    $146,955     26%
                                       ----------    ---------    ---------       ---------   ----     --------   ----
Operating income(loss):
     North America                     $  134,994    $  61,611    $  47,989       $  73,383    119%    $ 13,622     28%
     International                         36,103       27,848       20,293           8,255     30%       7,555     37%
     Corporate                            (14,581)     (12,360)      (9,727)         (2,221)  (18%)      (2,633)  (27%)
     Merger expenses                       (1,755)          --           --          (1,755)   N/A           --    N/A
                                       ----------    ---------    ---------       ---------   ----     --------   ----
                                       $  154,761    $  77,099    $  58,555       $  77,662    101%    $ 18,544     32%
                                       ----------    ---------    ---------       ---------   ----     --------   ----

                                                  1997                         1996                       1995
                                           ------------------------------------------------------------------------------
                                            RIG           RIG            RIG          RIG            RIG         RIG
                                           YEARS       UTILIZATION      YEARS      UTILIZATION      YEARS     UTILIZATION
                                           -----       -----------      -----      -----------      -----     -----------
Rig activity(1):
     North America                         227.4           66%          152.6          58%          131.4          54%
     International                          31.0           60%           28.5          61%           25.9          60%
                                           -----         ----           -----        ----           -----        ----
                                           258.4           65%          181.1          58%          157.3          56%
                                           -----         ----           -----        ----           -----        ----

(1) Excludes labor contracts and JW Gibson workover and well servicing rigs.



                                             1997                1996                1995
                                        ------------       -------------       -------------
Average West Texas intermediate
     crude oil spot ($/bbl)(1)          $      21.78       $       20.50       $       18.30
Average US natural gas spot ($/mcf)(1)  $       2.43       $        2.11       $        1.45
Average US land rig count(2)                     764                 633                 624
Average International land rig count(2)          556                 553                 542


(1)     Source: Bloomberg
(2)     Source: Baker Hughes

     North America revenues totaled $852.4 million during 1997, representing a 60% increase over 1996. This increase was primarily attributable to a significant increase in revenues for the Company's US Lower 48 operations. US Lower 48 revenues increased 83% as a result of contributions from the acquisition of Exeter Drilling Company and its subsidiary JW Gibson Well Service Company during April 1996; the December 1996 purchase of the Noble Drilling Corporation land rigs; the acquisition of Adcor-Nicklos Drilling Company ("Adcor") during January 1997, which was

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

accounted for as a pooling-of-interests with Adcor results retroactively included to October 1, 1996; and the acquisition of Chesley Pruet Drilling Company land rigs during April 1997. Additionally, dayrates and rig utilization improved in the US Lower 48 as a result of increased rig demand, primarily for deep drilling, silicon-controlled rectifier (SCR) rigs. Revenues for the Gulf of Mexico operations increased by 29% during 1997 as a result of increased equivalent rig years and higher dayrates for the Company's platform drilling rigs and platform workover rigs, as well as higher dayrates for the Company's jackup workover rigs as compared to 1996. Platform drilling equivalent rig years increased in part as a result of the newly constructed MASE(TM) rigs 802 and 803, which began working during June 1996 and November 1996, respectively. Additionally, rigs 269 and 270, land rigs adapted for platform drilling applications, began working in the Gulf of Mexico during June 1996 and August 1997, respectively. Jackup workover rig years were lower than 1996 as a result of two rigs that were down for repairs during the third quarter of 1997. Canada operation revenues increased 90% during 1997 as a result of the contribution of nine land rigs purchased from Noble Drilling Corporation during December 1996, as well as an improvement in dayrates and rig utilization as compared to 1996. Alaskan operation revenues increased by 10% as a result of increased activity for Peak Oilfield Services, the Company's Alaskan construction and logistics joint venture. Drilling revenues in Alaska were flat as increased dayrates were offset by a decrease in equivalent rig years. Equivalent North America rig years increased to 227.4 years during 1997 compared to 152.6 years during 1996.

     International revenues totaled $176.9 million during 1997, representing a 5% decrease compared to 1996 as a result of the sale of the Company's UK North Sea labor contract operation during November 1996. Equivalent international rig years, excluding labor contracts, increased to 31.0 years during 1997 compared to 28.5 years during 1996.

     Middle Eastern revenues increased significantly compared to 1996 due to new contracts in Saudi Arabia for six rigs, three of which commenced operations during the third quarter of 1996 and three of which commenced operations during the second quarter of 1997. Additionally, a jackup rig began operating in the Persian Gulf during March 1997. CIS revenues increased as a result of increased rig activity in Kazakhstan during 1997.

     South and Central American revenues decreased by 8% compared to 1996. The decrease was primarily attributable to lower rig activity in Venezuela, and the completion of two contracts in Costa Rica during 1996. These decreases were partially offset, however, by the contributions of MASE(TM) rig 801, which began operations in Trinidad during January 1996, and Super Sundowner XII, which was redeployed from the Gulf of Mexico and began operations in Brazil during December 1996.

     The following table sets forth selected consolidated financial information of the Company expressed as a percentage of total operating revenues:


                                             1997                 1996                 1995
                                            -----                -----                -----
Revenues                                    100.0%               100.0%               100.0%
                                            -----                -----                -----
Operating expenses:
     Direct costs                            71.7%                75.0%                75.8%
     General and administrative expenses      6.7%                 7.9%                 8.6%
     Depreciation and amortization            6.4%                 6.4%                 5.4%
     Merger expenses                           .2%                  --                   --
                                            -----                -----                -----
          Operating expenses                 85.0%                89.3%                89.8%
                                            -----                -----                -----

Operating income                             15.0%                10.7%                10.2%
Other income                                  2.7%                  .6%                  --
                                            -----                -----                -----
Income before income taxes                   17.7%                11.3%                10.2%
Income taxes                                  6.5%                 1.5%                 1.3%
                                            -----                -----                -----
Net income                                   11.2%                 9.8%                 8.9%
                                            -----                -----                -----

     Direct costs as a percentage of revenues decreased to 72% during 1997 as compared to 75% during 1996. The resulting increase in the gross margin percentage during 1997 is largely the result of improved margins in essentially all of the Company's operations on the strength of improved dayrates. Partially offsetting the increase in dayrates was the impact of an increased percentage of the Company's revenues being derived from the Company's US Lower 48 operations, as these contracts are usually at a lower gross margin percentage than Gulf of Mexico, Alaska and International contracts.

     General and administrative expenses as a percentage of revenues decreased during 1997 due primarily to the increase in revenues for the US Lower 48 operations, since these expenses were spread over a larger revenue base.

     Merger expenses of $1.8 million, relating to the merger with Adcor, were recorded during the first quarter of 1997.

     Interest expense increased during 1997, as a result of the interest associated with the $172.5 million 5% Convertible Subordinated Notes issued on May 28, 1996 (the "5% Notes"). Interest income increased during 1997 due to the higher average cash and cash equivalent balances that resulted from investing the remaining proceeds from the 5% Notes.

     Other income increased during 1997 primarily due to a $29.9 million gain recorded on the sale of the Company's UK North Sea operation, in which the Company received approximately $36.0 million plus the value of working capital in cash, as well as 10.8 million four-year warrants to acquire stock in Abbot Group plc. The Company subsequently exercised the warrants and sold the underlying shares for net proceeds of $9.4 million. Other

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
income for fiscal year 1997 also included $2.6 million in realized and unrealized gains from equity security transactions, $.6 million of dividend income and gains on sales of long-term assets amounting to $2.2 million. The Company also recorded foreign currency gains totaling $.9 million during 1997. During 1997, the Venezuelan bolivar devalued by approximately 6%. As a result of the devaluation, the Company recognized an insignificant translation gain as the Company had a bolivar denominated net monetary liability position. The Company continues to reduce its net monetary position in Venezuela by borrowing in the local currency. The Company increased its exposure to foreign currency devaluation in Saudi Arabia during 1997 and 1996 as a result of increased activity there resulting from a number of new drilling contracts. The Company has offset a portion of its foreign currency exposure in Saudi Arabia through the use of forward exchange contracts.
     Other income during 1996 included $4.9 million in realized and unrealized gains from equity securities transactions and $.5 million in dividend income. Also included were gains on dispositions of long-term assets totaling $7.2 million. Foreign currency gains totaled $.5 million during 1996, relating primarily to Venezuela.
     During 1997, the Company began recording non-cash US federal deferred income taxes based on the relationship between the amount of the Company's unused US federal net operating loss carryforwards ("US NOL") and the temporary differences between the book basis and tax basis in the Company's assets. The temporary differences primarily arise from using accelerated depreciation for tax return purposes as compared to a lower depreciation amount recorded for financial statement purposes. Additionally, the Company recorded higher UK taxes during 1997 as a result of the sale of the UK operation, resulting in a 1997 effective tax rate of 37% compared to an effective tax rate of 14% for 1996. The effective tax rate for financial statement purposes during fiscal 1998 should approximate 38%. Non-cash US federal deferred taxes should represent the majority of this amount until that point in time when the US NOL has been fully utilized or expires. The current and deferred income tax provisions for 1996 relate primarily to foreign operations as substantially all of the US taxable income and temporary differences between the book basis and tax basis of the Company's assets were offset by available US NOL.

Fiscal Year 1996 Compared to Fiscal Year 1995

     Company revenues for 1996 totaled $719.7 million, representing a $147.0 million or 26% increase compared to fiscal year 1995 ("1995"). Operating income during 1996 totaled $77.1 million, compared to $58.6 million during 1995. Net income totaled $70.5 million ($.75 per share) during 1996, compared to $51.1 million ($.57 per share) during the prior year. The significant improvement in operating results during 1996 is attributable to the Company's operations in Alaska, the US Lower 48, the Gulf of Mexico and South America.
     North America revenues totaled $532.6 million during 1996, representing a 28% increase over 1995. The increase was primarily attributable to more equivalent rig years in the US Lower 48, where revenues increased by 30% due to the addition of the Exeter Drilling Company rigs acquired in April 1996 and the Delta Drilling Company rigs acquired in January 1995. Revenues for the Gulf of Mexico operations increased by 28% during the current year as compared to the prior year. This was the result of increased equivalent rig years and higher dayrates for the Company's platform drilling rigs, platform workover rigs and jackup workover rigs. Platform drilling equivalent rig years increased in part as a result of the purchase of rig 85. This rig was purchased during 1995, but did not commence operations until the first quarter of 1996. Additionally, the newly constructed MASE(TM) rig 802 and rig 269, an adapted land rig, began working in June 1996. Platform workover equivalent rig years increased due to the addition of the newly constructed Super Sundowner XVI rig, which commenced operations in September 1995, and Sundowner XII, which was redeployed from Australia to the Gulf of Mexico in May 1995. Alaskan operation revenues increased by 26% as a result of increased equivalent rig years and the October 1995 acquisition of Alaska Interstate Construction by Peak Oilfield Services. Equivalent rig years for North America during 1996 totaled 152.6 years, compared to 131.4 years during 1995.
     International revenues totaled $187.1 million during 1996, representing a 20% increase compared to 1995. Equivalent International rig years, excluding labor contracts, increased to 28.5 years during 1996 compared to 25.9 years during 1995.
     Middle Eastern revenues increased during 1996 due to new contracts in Saudi Arabia for three rigs which commenced operations in the third quarter of 1996. Africa revenues were lower during 1996 due to reduced rig activity.
     South and Central American revenues increased significantly compared to 1995. The increase was primarily attributable to the newly constructed MASE(TM) rig 801, which began operations in Trinidad during January 1996, and a one rig drilling contract in Colombia, which commenced during November 1995. Additionally, increased revenues resulted from increased activity and higher day rates in Venezuela.
     UK North Sea revenues increased during 1996 as a result of additional labor contracts. Subsequent to year-end, during November 1996 the Company completed the sale of its UK North Sea operation. The transaction will result in a gain which will be reflected in the Company's financial statements in the first quarter of 1997.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
     Direct costs as a percentage of revenues decreased to 75% during 1996 as compared to 76% during 1995. The resulting increase in gross margin percentage during 1996 is largely due to improved margins for the Company's South American operations, including Venezuela and Colombia, and the contribution of the newly constructed MASE(TM) rig 801. Improved margins for the Company's Gulf of Mexico operations also contributed. These improvements in operating margins were partially offset, however, by a decline in the margins earned for the Company's Middle Eastern operations, resulting primarily from higher than expected costs related to the deployment of three rigs to Saudi Arabia during the third quarter of 1996. Steps are being taken by the Company to restore the expected level of profitability of these rigs and to recover some of the unexpected costs incurred to date. Additionally, a decrease in operating margins resulted because an increased percentage of the Company's total revenues during 1996 were generated by the Company's US Lower 48 operations. These contracts are usually at a lower gross margin percentage than the Gulf of Mexico, Alaskan and International contracts.

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

     Interest expense increased during 1996, primarily as a result of the interest associated with the 5% Notes, as well as short-term, high interest borrowings in Venezuela for foreign currency hedging purposes. Interest income increased during 1996 due to higher average cash and cash equivalent balances that resulted from investing remaining proceeds from the 5% Notes.

     Other income during 1996 included $4.9 million in realized and unrealized gains from equity security transactions and $.5 million in dividend income. Also included were gains on dispositions of long-term assets totaling $7.2 million. Foreign currency gains totaled $.5 million during 1996, relating primarily to Venezuela. In December 1995, the Venezuelan bolivar devalued by approximately 71%, from an official fixed exchange rate of 170 bolivars per US dollar to 290 per US dollar. As a result of the devaluation, the Company recognized a translation gain of $.3 million during 1996 because the Company had a bolivar denominated net monetary liability position. In April 1996, the Venezuelan government eliminated exchange rate control policies that had been established in June 1994. As a result, the bolivar was allowed to float and devalued by an additional 55%-70% as the exchange rate ranged from 450-500 bolivars to the US dollar. The Company recognized an insignificant translation gain during the third quarter of 1996 as a result of this devaluation. During 1996, the Company reduced its net monetary position by borrowing in the local currency. The Company increased its foreign currency exposure in Saudi Arabia during 1996 as a result of increased activity there resulting from a number of new drilling contracts. The Company, through the use of forward exchange contracts, has offset a portion of its foreign exchange exposure in Saudi Arabia. The Company will continue to monitor its foreign currency exposures.

     Other income during 1995 included $2.6 million in realized and unrealized gains from equity security transactions and $.3 million in dividend income. Gains on dispositions of long-term assets totaled $6.1 million, including a $4.1 million insurance gain recorded for a rig damaged in Venezuela. Foreign currency losses totaled $3.2 million during 1995. The 1995 losses included $2.5 million in foreign currency losses in British pound sterling.

     The current and deferred income tax provisions for 1996 and 1995 relate primarily to foreign operations as substantially all of the US taxable income is offset by available US NOL. As a result of the Company's available US NOL, the Company does not expect to pay any regular US federal income taxes until the Company's US NOL has been fully utilized or expires. A valuation allowance is provided to reduce deferred tax assets, which includes net operating loss carryforwards, to a level which, more likely than not, will be realized. Primary factors considered by management to determine the size of the allowance include the competitive and cyclical nature of the Company's primary markets, and the expiration timing of the net operating loss carryforwards. For accounting purposes, the Company expects to begin, during the first quarter of 1997, recording non-cash US federal deferred income taxes based on the relationship between the amount of the Company's unused US NOL and the temporary differences between the book basis and tax basis in the Company's assets. The temporary differences primarily arise from having accelerated depreciation for tax return purposes as compared to a lower depreciation amount recorded for financial statement purposes. As a result, the Company's effective tax rate for financial statement purposes during 1997 and thereafter should be in the 35% to 38% range. Non- cash deferred taxes should represent the majority of this amount until that point in time when the US NOL has been fully utilized or expires.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial condition continues to strengthen, as evidenced by the upgrade of the Company's senior debt rating to "A3" by Moody's Investor Service during 1997. The Company generates significant cash from operations and has substantial borrowing capacity under various credit facility arrangements. Additionally, the Company has proven access to public debt and equity capital markets.

     The Company had working capital of $70.9 million as of September 30, 1997, representing a $101.2 million decrease as compared to 1996. The decrease in working capital relates primarily to a $91.9 million decrease in cash and cash equivalents and a $28.9 million increase in short-term borrowings. Cash proceeds remaining from the May 28, 1996 issuance of the 5% Notes,

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
together with short-term borrowings and cash flows from operations, were used to fund acquisitions and capital expenditures totaling $386.0 million during 1997. Increases in other current assets and current liabilities balances, attributable to the Company's growth during 1997, increased working capital by $19.6 million. The ratio of funded debt to funded debt plus shareholder's equity, commonly referred to as the debt to capital ratio, was 0.27:1 and 0.35:1 as of September 30, 1997 and 1996, respectively. The improvement in the debt to capital ratio is the result of an increase in shareholders' equity resulting from the Company's earnings, common stock issued in connection with the Adcor merger and other common stock transactions, partially offset by an increase in funded debt relating primarily to additional short-term borrowings.

     Net cash provided by operating activities totaled $165.0 million during 1997, compared to $84.1 million during 1996. During 1997 and 1996, net income was increased for non-cash items, such as depreciation and deferred taxes, but was partially offset by the negative impact on cash from changes in the Company's working capital accounts.

     Net cash used for investing activities totaled $326.1 million during 1997, compared to $160.4 million during 1996. Cash paid for acquisitions and capital expenditures represented the primary uses of cash during 1997 and 1996. During 1997, cash was provided by the sale of the UK North Sea operation and other fixed assets. During 1996, cash was provided by the sales and maturities of marketable securities, as well as proceeds from the disposition of long-term assets.

     Financing activities provided cash totaling $68.6 million during 1997, compared to $160.1 million during 1996. During 1997, cash was provided by short-term borrowings and common stock transactions, primarily the exercise of stock options, partially offset by reductions in long-term obligations. During 1996, cash was provided by long-term borrowings, primarily attributable to the 5% Notes, and common stock transactions, partially offset by a reduction in short-term borrowings and principal payments on long-term obligations.

     The Company's cash and cash equivalents and short-term investments in marketable securities totaled $11.0 million as of September 30, 1997. In addition, the Company had long-term investments in marketable securities of $42.3 million. The Company currently has credit facility arrangements with various banks with total availability of $256.8 million. As of September 30, 1997, remaining availability, after borrowings on the facilities and outstanding letters of credit, totaled approximately $204.7 million.

     During September 1997, the Company replaced an existing $100 million credit facility with a $200 million unsecured revolving credit facility with a syndicate of banks. The $200 million credit facility is a committed facility with a term of five years. Loans under the new credit facility bear interest, at the option of the Company, at the agent bank's prime rate or LIBOR plus a margin (0.25% at September 30, 1997) that varies depending on the Company's senior unsecured debt rating.

     On April 15, 1997, the Company filed a universal shelf registration statement on Form S-3 with the Securities and Exchange Commission to allow the Company to offer, from time to time, up to $300.0 million in debt securities, preferred stock, common stock, depository shares or warrants, and for secondary sales of securities not involving the Company of up to $50.0 million. The registration statement was declared effective by the Securities and Exchange Commission on May 2, 1997. During 1997, the Company did not issue any securities that had been registered under the shelf registration statement.

     During July 1997, the Company executed an agreement to sell all of the stock in the Company's wholly owned subsidiary, JW Gibson Well Service Company ("Gibson") to Key Energy Group, Inc. ("Key"). The assets of Gibson consist of 74 active well servicing and workover rigs, associated auxiliary equipment, trucks, inventory, and several yards and related facilities. The transaction, which has already received regulatory approval, is subject to certain closing conditions and is expected to close during January 1998. At the time of closing, the Company will receive $20.0 million plus the value of Gibson's working capital in cash, 100,000 shares of Key common stock and 265,000 warrants to acquire stock in Key at $18.00 per share. The transaction, when closed, will result in a gain which will be reflected in the Company's financial statements during 1998.

     As of September 30, 1997, the Company had capital expenditure commitments totaling approximately $50.5 million.

     Capital expenditures for 1998 should include spending for construction projects, enhancements and reactivation of existing rig assets, including the addition of top drive units, as well as normal levels of replacement or sustaining capital. Additionally, the Company completed several acquisitions during the periods presented and will continue to evaluate opportunities to acquire assets or businesses to enhance the Company's core operations. Such capital expenditures and acquisitions are subject to the discretion of the Company and will depend on management's view of market conditions and other factors.

     The Company's capital expenditures are classified as follows:

(In thousands)                                 1997                1996                1995
                                             ---------           ---------           ---------
New construction                             $  14,664           $  39,191           $  21,577
Enhancement                                     86,766              45,334              40,695
Acquisition                                    234,492              53,208              57,463
Sustaining                                      60,746              36,750              24,825
                                             ---------           ---------           ---------
                                             $ 396,668           $ 174,483           $ 144,560
                                             ---------           ---------           ---------


     The current cash and cash equivalents, short-term investments, credit facility position, projected cash flow generated from current operations and cash provided by the sale of Gibson are expected to adequately finance the Company's sustaining capital and debt service requirements for the next twelve months.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
OTHER MATTERS

     This document contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward looking statements are based on current expectations of management that are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expected, estimated or projected.

     The Company's businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of oil or natural gas, which could have a material impact on exploration, development and production activities, could materially affect the Company's financial condition, results of operations and cash flows.

     During December 1997, the Board of Directors approved changing the Company's fiscal year-end from September 30 to December 31, effective for the calendar year beginning January 1, 1998. A three-month fiscal transition period from October 1, 1997 through December 31, 1997 (the "Transition Period") will precede the start of the new fiscal year period.

     In January 1997, the Securities and Exchange Commission issued Financial Reporting Release 48 ("FRR 48"), which expands the disclosure requirements with respect to certain derivative and other financial instruments. FRR 48, which is effective for fiscal years ending after June 15, 1998, requires enhanced descriptions in the footnotes to the financial statements and also requires certain qualitative and quantitative disclosures outside the financial statements regarding market risk related to derivative and other financial instruments. The Company will adopt FRR 48 at the beginning of fiscal year 1998.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings Per Share. SFAS 128 is effective for fiscal years ending after December 15, 1997. SFAS 128 is designed to improve the earnings per share ("EPS") information provided in the financial statements by simplifying the existing computational guidelines as prescribed by APB Opinion No. 15, Earnings Per Share, revising the disclosure requirements, and increasing the comparability of EPS data on an international basis. SFAS 128 requires restatement of all prior-period EPS data presented after the effective date and early application is not permitted. The Company will adopt the provisions of SFAS 128 at the beginning of the Transition Period.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income. SFAS 130, which is effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and presentation of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt SFAS 130 at the beginning of fiscal year 1998.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information. SFAS 131, which is effective for fiscal years beginning after December 15, 1997, establishes revised guidelines for determining an entity's operating segments, as well as the type and level of financial information to be disclosed. The Company will adopt SFAS 131 at the beginning of fiscal year 1998.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of Nabors Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Nabors Industries, Inc. and Subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nabors Industries, Inc. and Subsidiaries as of September 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L.L.P.
----------------------------
    Coopers & Lybrand L.L.P.



Houston, Texas
November 12, 1997

                                        NABORS INDUSTRIES  1997 ANNUAL REPORT
================================================================================
                                                   CONSOLIDATED BALANCE SHEETS

================================================================================
(In thousands, except per share amounts)



                                                                                       SEPTEMBER 30,
ASSETS                                                                              1997          1996
                                                                                -----------    -----------
Current assets:
   Cash and cash equivalents                                                    $     3,919    $    95,867
   Marketable securities                                                              7,125          8,160
   Accounts receivable, net                                                         244,956        172,720
   Inventory and supplies                                                            21,372         18,528
   Prepaid expenses and other current assets                                         28,456         33,259
                                                                                -----------    -----------

     Total current assets                                                           305,828        328,534
Property, plant and equipment, net                                                  861,393        511,203
Marketable securities                                                                42,279         11,839
Other long-term assets                                                               24,732         19,698
                                                                                -----------    -----------
     TOTAL ASSETS                                                               $ 1,234,232    $   871,274
                                                                                -----------    -----------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Current portion of long-term obligations                                     $     3,939    $     7,738
   Short-term borrowings                                                             39,087         10,235
   Trade accounts payable                                                            86,092         64,955
   Accrued liabilities                                                               93,842         64,063
   Income taxes payable                                                              11,996          9,452
                                                                                -----------    -----------
     Total current liabilities                                                      234,956        156,443
Long-term obligations                                                               229,507        229,504
Other long-term liabilities                                                          13,606          9,139
Deferred income taxes                                                                28,320         18,366
                                                                                -----------    -----------
     TOTAL LIABILITIES                                                              506,389        413,452
                                                                                -----------    -----------

Commitments and contingencies

Stockholders' equity:
   Preferred stock, par value $.10 per share:
     Authorized 10,000 shares; none issued or outstanding                                --             --
   Capital stock, par value $.10 per share:
     Authorized common shares 200,000 in 1997 and 1996;
       issued and outstanding 101,240 in 1997 and 87,470 in 1996                     10,124          8,747
     Authorized Class B shares 8,000; none issued or outstanding                         --             --
   Capital in excess of par value                                                   391,859        250,995
   Cumulative translation adjustment                                                 (2,317)        (2,692)
   Net unrealized gain on marketable securities                                      19,087          3,728
   Retained earnings since May 1, 1988                                              312,254        200,208
   Less treasury stock, at cost, 489 common shares in 1997 and 1996                  (3,164)        (3,164)
                                                                                -----------    -----------
   TOTAL STOCKHOLDERS' EQUITY                                                       727,843        457,822
                                                                                -----------    -----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $ 1,234,232    $   871,274
                                                                                -----------    -----------


The accompanying notes are an integral part of these consolidated financial statements.

                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
================================================================================
                       CONSOLIDATED STATEMENTS OF INCOME
================================================================================

(In thousands, except per share amounts)


                                                                 Year Ended September 30,
                                                               1997         1996        1995
                                                           ----------     --------     --------
REVENUES                                                   $1,029,303     $719,743     $572,788
Operating expenses:                                        ----------     --------     --------
   Direct costs                                               737,780      539,665      434,097
   General and administrative expenses                         68,616       56,862       49,094
   Depreciation and amortization                               66,391       46,117       31,042
   Merger expenses                                              1,755           --           --
                                                           ----------     --------     --------
     Operating expenses                                       874,542      642,644      514,233
                                                           ----------     --------     --------
Operating income                                              154,761       77,099       58,555
                                                           ----------     --------     --------
Other income (expense):
   Interest expense                                           (16,520)     (11,884)      (7,611)
   Interest income                                              3,422        2,695        1,694
   Other income, net                                           40,747       13,690        5,990
                                                           ----------     --------     --------
     Other income                                              27,649        4,501           73
                                                           ----------     --------     --------
Income before income taxes                                    182,410       81,600       58,628
                                                           ----------     --------     --------
Income taxes:
  Current                                                      11,459        8,488        4,913
  Deferred                                                     56,143        2,612        2,611
                                                           ----------     --------     --------
     Total income taxes                                        67,602       11,100        7,524
                                                           ----------     --------     --------
NET INCOME                                                 $  114,808     $ 70,500     $ 51,104
                                                           ----------     --------     --------
EARNINGS PER SHARE:
  PRIMARY                                                  $     1.12     $    .76     $    .58
                                                           ----------     --------     --------
  FULLY DILUTED                                            $     1.06     $    .75     $    .57
                                                           ----------     --------     --------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
  PRIMARY                                                     102,200       93,162       88,018
                                                           ----------     --------     --------
  FULLY DILUTED                                               113,398       93,917       90,237
                                                           ----------     --------     --------

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
          CONSOLIDATED STATEMENTS OF CHANGES
               IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

(In thousands)


                                                                                      NET
                                                           CAPITAL                 UNREALIZED
                                      COMMON  STOCK       IN EXCESS   CUMULATIVE    GAIN ON                            TOTAL
                                   -------------------     OF PAR     TRANSLATION  MARKETABLE  RETAINED    TREASURY  STOCKHOLDERS'
                                   SHARES    PAR VALUE      VALUE     ADJUSTMENT   SECURITIES  EARNINGS     STOCK       EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1994       84,383     $ 8,438    $ 218,319   $  (2,748)     $ 1,345    $ 95,165    $ (3,095)   $ 317,424
Net income                                                                                       51,104                   51,104
Translation adjustment                                                      78                                                78
Reclassification of pre-quasi-
  reorganization tax benefit                                 8,178                               (8,178)                      --
Unrealized loss on
  marketable securities, net                                                           (991)                                (991)
Issuance of common shares
  for stock options exercised         505          51        2,012                                                         2,063
Issuance of common shares
  for stock awards                    129          13          758                                                           771
Repurchase of common shares                                                                                  (1,699)      (1,699)

-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1995       85,017       8,502      229,267      (2,670)         354     138,091      (4,794)     368,750
Net income                                                                                       70,500                   70,500
Translation adjustment                                                     (22)                                              (22)
Reclassification of pre-quasi-
  reorganization tax benefit                                 8,383                               (8,383)                      --
Unrealized gain on
  marketable securities, net                                                          3,374                                3,374
Issuance of common shares
  for stock options exercised       2,422         242       11,769                                                        12,011
Issuance of common shares
  for stock awards                     31           3          214                                                           217
Issuance of treasury stock in
  connection with acquisition
  of assets                                                  2,370                                            1,630        4,000
Repurchase of Company warrants                              (1,008)                                                       (1,008)

-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996       87,470       8,747      250,995       (2,692)      3,728     200,208      (3,164)     457,822
Net income                                                                                      114,808                  114,808
Translation adjustment                                                      375                                              375
Unrealized gain on
  marketable securities, net                                                         15,359                               15,359
Issuance of common shares
  for stock options exercised       8,897         890       49,679                                                        50,569
Issuance of common shares
  for stock awards                     19           2          131                                                           133
Issuance of common shares
  in connection with Adcor
  merger                            3,354         335       23,409                               (2,762)                  20,982
Issuance of common shares
  for warrants exercised            1,500         150        8,100                                                         8,250
Tax benefit recognized on exercised
  stock option deductions                                   59,545                                                        59,545
-----------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997      101,240     $10,124     $391,859     $ (2,317)    $19,087     312,254     $(3,164)    $727,843
-----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                                 1997        1996       1995
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                   $  114,808  $   70,500  $   51,104
Adjustments to net income:
        Depreciation and amortization                                            66,391      46,117      31,042
        Deferred taxes                                                           56,143       2,612       2,611
        Gain on dispositions of long-term assets and business,
          marketable securities and other                                       (43,604)    (12,026)     (8,459)
        Foreign currency transaction and translation (gains) losses                (919)       (510)      3,160
        Non-cash compensation element of stock awards and options                   133         152         476
        Equity in earnings of affiliates                                           (450)       (139)         --
        Other                                                                       265         201        (207)
(Decrease) increase, net of effects from acquisitions and dispositions, from changes in:

        Accounts receivable                                                     (76,646)    (21,089)    (13,715)
        Inventory and supplies                                                   (3,415)     (4,149)        962
        Prepaid expenses and other current assets                                   349      (7,968)     (2,723)
        Other long-term assets                                                   (1,540)     (7,699)       (792)
        Accounts payable and accrued liabilities                                 46,751      12,005      12,895
        Income taxes payable                                                      3,760       4,576       2,497
        Other long-term liabilities                                               2,978       1,541      (5,085)
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                       165,004      84,124      73,766
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of marketable securities, held-to-maturity                         --          --      (5,121)
        Maturities of marketable securities, held-to-maturity                        --       2,000      21,254
        Sales of marketable securities, held-to-maturity                             --          --      12,416
        Purchases of marketable securities, available-for-sale                   (4,803)         --      (2,273)
        Sales of marketable securities, available-for-sale                           --       1,698       5,189
        Purchases of marketable securities, trading                                  --     (11,280)         --
        Sales of marketable securities, trading                                   3,653       8,766          --
        Exercise of warrants                                                      9,417          --          --
        Cash paid for acquisitions, net                                        (118,134)    (28,317)    (19,572)
        Cash received from disposition of long-term assets and business          52,174      15,726      10,039
        Capital expenditures                                                   (267,882)   (146,440)   (109,321)
        Investment in affiliates                                                   (502)     (2,548)         --
---------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                         (326,077)   (160,395)    (87,389)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        (Increase) decrease in restricted cash                                      (24)        861        (795)
        Long-term borrowings                                                         --     183,295       4,538
        Reduction of long-term obligations                                      (19,040)    (14,633)    (20,317)
        Increase (decrease) in short-term borrowings                             28,852     (20,449)     19,522
        Common stock and treasury stock transactions                             58,819      11,026         150
---------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        68,607     160,100       3,098
---------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                            (92,466)     83,829     (10,525)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                     95,867      12,038      22,563
ADJUSTMENT FOR ADCOR CASH, BEGINNING OF PERIOD                                      518          --          --
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                       $    3,919  $   95,867  $   12,038
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Nabors Industries, Inc. (collectively with its subsidiaries, "Nabors" or the "Company") is the largest land drilling contractor in the world. The Company, which was incorporated in Delaware in 1978, engages in oil and gas land drilling operations in North America (in Alaska, the US Lower 48 states and Canada), and internationally (in the Middle East, the Far East, the CIS, North and West Africa and South and Central America). The Company also provides offshore drilling, well servicing and workover services in the Gulf of Mexico, Alaska's Cook Inlet and several international markets. To supplement its primary businesses the Company also manufactures top drives and drilling instrumentation systems, and provides oilfield management, engineering, transportation, construction, maintenance, well logging and other support services in selected domestic and international markets.

     The Company's businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of oil or natural gas, which could have a material impact on exploration, development and production activities, could materially affect the Company's financial condition, results of operations and cash flows.

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

     The Company's investments in several joint ventures are accounted for under the proportionate consolidation method. The Company's proportionate share of the joint ventures' net assets and net income was as follows:


                                               September 30,
(In thousands)                       1997           1996           1995
--------------------------------------------------------------------------------
Net assets                        $ 31,723       $ 27,895       $ 22,755
Net income                          10,695          6,464          4,868

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include demand deposits, commercial paper and various other short-term investments with original maturities of three months or less.

MARKETABLE SECURITIES

     The Company's marketable securities consist only of marketable equity securities. Equity securities that are classified as available-for-sale or trading are stated at fair value. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and, until realized, are reported net of taxes in a separate component of stockholders' equity. Unrealized gains and losses on securities classified as trading are reported in earnings currently.

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

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of drilling and other equipment is capitalized as a component of the cost of such assets. The Company provides for depreciation of drilling rigs on the unit-of-production method over a 3,800-day period after provision for salvage value. To provide for any deterioration that may occur while the rigs are not operating, a depreciation charge is provided for using the straight-line method over an assumed depreciable life of 20 years. Depreciation on buildings, oilfield hauling and mobile equipment, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings - 10 to 30 years; oilfield hauling and mobile equipment and other machinery and equipment - 3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. The Company reviews its assets for impairment and provisions for permanent asset impairment are charged to income when indicators of impairment are present, and when it is considered probable that the carrying values of equipment may not be recovered over their remaining service lives, based on estimates of future net cash flows on an undiscounted basis. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts, and any gains or losses are included in results of operations.

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

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
REVENUE RECOGNITION

     Revenues and costs on daywork contracts are recognized daily, revenues and costs applicable to footage and turnkey contracts are recognized when the well is completed (completed contract method), and revenues and related costs for the manufacturing operation are recognized when products are shipped or services are rendered to the customer.


FOREIGN CURRENCY TRANSLATION

     For certain foreign subsidiaries, such as those in Canada and Saudi Arabia, the local currency is the functional currency. Assets and liabilities are translated at year-end exchange rates, and income and expenses are translated at the average exchange rates prevailing during the year. Translation gains or losses are accumulated in a separate section of stockholders' equity and transaction gains and losses are included in net income. For subsidiaries operating in highly inflationary countries, such as Venezuela, and for certain other subsidiaries, the US dollar is the functional currency and translation gains and losses are included in net income.

     The Company utilizes forward exchange contracts and local currency borrowings to hedge its exposure to exchange rate fluctuations in connection with monetary assets and liabilities held in certain foreign currencies. The carrying amounts of the forward exchange contracts equal their fair value and are adjusted at each balance sheet date for changes in exchange rates. Realized and unrealized gains and losses on the forward contracts are deferred and recognized as foreign currency gains or losses over the life of the contract. The Company does not hold or issue foreign exchange contracts or other derivative financial instruments for speculative purposes.

     Foreign currency transaction and translation gains (losses) for 1997, 1996 and 1995 totaled $.9 million, $.5 million and ($3.2) million, respectively, and are included in the caption "Other income, net" in the accompanying consolidated statements of income. During 1997, the Venezuelan bolivar devalued by approximately 6%. As a result of the devaluation, the Company recognized an insignificant translation gain, as the Company had a bolivar denominated net monetary liability position. The Company continues to reduce its net monetary position in Venezuela by borrowing in the local currency. The Company increased its exposure to foreign currency devaluation in Saudi Arabia during 1997 and 1996 as a result of increased activity there resulting from a number of new drilling contracts. To hedge a portion of its foreign currency exposure in Saudi Arabia, the Company holds forward exchange contracts maturing at various dates through June 30, 1999 with face values of approximately $34.4 million and $39.7 million at September 30, 1997 and 1996, respectively. Unrealized losses associated with these forward contracts amount to $.1 million and $.3 million at September 30, 1997 and 1996, respectively.

     During December 1995, the Venezuelan bolivar devalued by approximately 71%, from an official fixed exchange rate of 170 bolivars to 290 bolivars to the US dollar. As a result of the devaluation, the Company recognized a translation gain of $.3 million during 1996, as the Company had a bolivar denominated net monetary liability position. In April 1996, the Venezuelan government eliminated exchange rate control policies that had been established in June 1994. As a result, the bolivar was allowed to float, and devalued by an additional 55% to 70% as the exchange rate ranged from 450 to 500 bolivars to the US dollar. The Company recognized an insignificant translation gain during the third quarter of 1996 as a result of the devaluation.

     The 1995 losses include $2.5 million in foreign currency losses in British pound sterling.

EARNINGS PER SHARE

     The Company's earnings per share are based upon the weighted average number of common shares ("Shares") outstanding during the year, excluding Shares held in treasury. Shares reserved for issuance against stock options outstanding under the Company's stock option plans and stock warrants issued are considered common stock equivalents if dilutive.

     In 1997, fully diluted earnings per share reflects the assumed conversion of the $172.5 million 5% Convertible Subordinated Notes due 2006, issued on May 28, 1996 (the "5% Notes"). As a result, net income plus $5.6 million of after tax interest expense incurred on the 5% Notes is divided by the weighted average shares outstanding, after giving effect to dilutive stock options and warrants, as well as 9.5 million shares assumed to be issued on conversion of the 5% Notes. Conversion of the 5% Notes is not assumed for 1996 as it would have been anti-dilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), Earnings Per Share. SFAS 128, which is effective for fiscal years ending after December 15, 1997, is designed to improve the earnings per share ("EPS") information provided in the financial statements by simplifying the existing computational guidelines as prescribed by APB Opinion No. 15, Earnings Per Share, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. SFAS 128 requires restatement of all prior-period EPS data presented after the effective date and early application is not permitted. The Company will adopt the provisions of SFAS 128 at the beginning of the Transition Period (Note 14).

STOCK-BASED COMPENSATION

     At the beginning of fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. SFAS 123 encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Additionally, pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS 123 had been applied, are provided in Note 8.


CASH FLOW INFORMATION

     Cash paid for income taxes and interest during 1997, 1996 and 1995 was as follows:


(In thousands)                              1997        1996        1995
--------------------------------------------------------------------------------
Income taxes                              $ 6,303     $ 3,160     $ 5,045
Interest, net of capitalized interest      15,028       8,324       7,064

     A summary of the Company's non-cash activities during 1997, 1996 and 1995 is as follows:


(In thousands)                           1997           1996          1995
--------------------------------------------------------------------------------
Acquisition of businesses:
  Fair value of assets acquired
    less negative goodwill            $ 124,415      $ 50,400      $ 39,385
Goodwill                                  4,050         3,825            --
Consideration paid:
  Cash                                 (118,134)      (29,051)      (20,000)
  Treasury shares issued                     --        (4,000)           --
                                      ---------      --------      --------
Liabilities assumed or created           10,331        21,174        19,385
                                      ---------      --------      --------
Property, plant and equipment
  additions by notes payable              4,400            --            --
Disposition of businesses:
  Equity consideration received             567            --            --


CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investments in commercial paper with maturities of less than three months, and other temporary cash investments that the Company has with a variety of companies and financial institutions. The Company believes that the credit risk in such instruments is minimal. In addition, the Company's trade receivables are with a variety of domestic, international and national oil and gas companies. Management considers this credit risk to be limited due to these companies' financial resources.


FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

o CASH AND CASH EQUIVALENTS The carrying amounts approximate fair value due to the relatively short period to maturity of these instruments.

o MARKETABLE SECURITIES The carrying amounts of marketable securities are adjusted to fair value based on quoted market prices.

o SHORT-TERM BORROWINGS The carrying amounts approximate fair value due to the relatively short period to maturity of these instruments.

o FORWARD EXCHANGE CONTRACTS The carrying amounts of forward exchange contracts are adjusted to fair value based on quoted exchange rates.

o LONG-TERM DEBT The fair value of the Company's long-term debt is estimated based on quoted market prices, where applicable, or based on the present value of expected cash flows relating to existing borrowings discounted at rates currently available to the Company for long-term borrowings with similar terms and maturities. The fair value of the Company's long-term debt is as follows:


                                               SEPTEMBER 30,
                                      1997                         1996
--------------------------------------------------------------------------------

                             CARRYING        FAIR        CARRYING        FAIR
(In thousands)                VALUE         VALUE         VALUE         VALUE
--------------------------------------------------------------------------------

5.00% Convertible
  Subordinated Notes       $ 172,500     $ 382,657     $ 172,500      $ 175,088
9.18% Senior
  Secured Notes               40,000        45,570        40,000         43,324
Other long-term
  obligations                 20,946        20,946        24,742         24,742
                           ---------     ---------     ---------      ---------
                           $ 233,446     $ 449,173     $ 237,242      $ 243,154
                           ---------     ---------     ---------      ----------


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


OTHER RECENT ACCOUNTING PRONOUNCEMENTS

     In January 1997, the Securities and Exchange Commission issued Financial Reporting Release 48 ("FRR 48"), which expands the disclosure requirements with respect to certain derivative and other financial instruments. FRR 48, which is effective for fiscal years ending after June 15, 1998, requires enhanced descriptions in the footnotes to the financial statements and also requires certain qualitative and quantitative disclosures outside the financial statements regarding market risk related to derivative and other financial instruments. The Company will adopt FRR 48 at the beginning of fiscal year 1998.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income. SFAS 130, which is effective

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

for fiscal years beginning after December 15, 1997, establishes standards for reporting and presentation of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt SFAS 130 at the beginning of fiscal year 1998.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information. SFAS 131, which is effective for fiscal years beginning after December 15, 1997, establishes revised guidelines for determining an entity's operating segments, as well as the type and level of financial information to be disclosed. The Company will adopt SFAS 131 at the beginning of fiscal year 1998.

2.  ACQUISITIONS, CAPITAL EXPENDITURES AND DISPOSITIONS

     During August 1997, the Company completed the acquisition of Cleveland Drilling Company, Inc. ("Cleveland") for $11.7 million, plus the value of working capital in cash. The Cleveland fleet consisted of seven rigs (six active, one stacked), six of which were diesel electric SCR rigs located in the United States. The acquisition was accounted for under the purchase method of accounting; accordingly, the total purchase price was allocated to net assets based on estimated fair values. The results of Cleveland's operations have been included in the consolidated financial statements of the Company commencing on the effective date of the acquisition.

     During July 1997, the Company executed an agreement to sell all of the stock in the Company's wholly owned subsidiary, JW Gibson Well Service Company ("Gibson"), to Key Energy Group, Inc. ("Key"). The assets of Gibson consist of 74 active well servicing and workover rigs, associated auxiliary equipment, trucks, inventory, and several yards and related facilities. The transaction, which has already received regulatory approval, is subject to certain closing conditions and is expected to close during January 1998. At the time of closing, the Company will receive $20.0 million plus the value of Gibson's working capital in cash, 100,000 shares of Key common stock and 265,000 warrants to acquire stock in Key at $18.00 per share. The transaction, when closed, will result in a gain which will be reflected in the Company's financial statements during 1998.

     During April 1997, the Company completed the acquisition of substantially all of the assets of Chesley Pruet Drilling Company ("Chesley Pruet") and an affiliate for cash. The Chesley Pruet fleet consisted of 10 active and two stacked land rigs located in the United States. The acquisition, which also included drill pipe and component equipment, was accounted for under the purchase method of accounting.

     During April 1997, the Company completed the purchase of 25 stacked land rigs and a large complement of component equipment located in the United States, from a subsidiary of Samson Investment Company ("Samson") for $85.0 million in cash.

     During January 1997, the Company completed the acquisition of Adcor-Nicklos Drilling Company ("Adcor") through a merger of a wholly owned subsidiary with and into Adcor. In the merger, all of the stock of Adcor was exchanged for 3,354,175 shares of Nabors common stock. The Adcor fleet consisted of 30 active and six stacked land rigs located in the United States. The assets also include drill pipe, spare drilling equipment, yards, vehicles and other support equipment. The transaction was accounted for as a pooling-of-interests. The results of operations of Adcor were included in the Company's fiscal 1997 results commencing January 1, 1997. The historical consolidated financial statements of the Company were retroactively restated to include the results of operations, financial position and cash flows of Adcor commencing on October 1, 1996. The historical consolidated financial statements of the Company prior to fiscal year 1997 were not restated as the effect in those years was not significant. Accordingly, an adjustment was made to the Company's retained earnings on October 1, 1996 to record the cumulative retained deficit of Adcor as of September 30, 1996.

     During December 1996, the Company acquired 47 land drilling rigs from Noble Drilling Corporation and certain of its subsidiaries for $60.0 million in cash. The fleet of rigs consisted of 19 operating rigs and 28 stacked rigs in various stages of completeness with 38 of the rigs located in the United States and nine located in Canada. The acquisition was accounted for under the purchase method of accounting.

     During November 1996, the Company completed the sale of its wholly owned subsidiary, Nabors Drilling & Energy Services UK Ltd. to a wholly owned subsidiary of Abbot Group plc, a diversified holding company listed on the London stock exchange. The Company received approximately $36.0 million plus the value of working capital in cash, as well as 10.8 million four-year warrants to acquire stock in Abbot Group plc., and recorded a gain of $29.9 million during 1997. The Company subsequently exercised such warrants throughout 1997, and sold the underlying shares for net proceeds of $9.4 million.

     During April 1996, the Company acquired Exeter Drilling Company ("Exeter") and its subsidiary, JW Gibson Well Service Company, from Occidental Oil and Gas Corporation. The consideration paid consisted of $18.0 million in cash, $4.0 million of Nabors common stock (266,223 shares), and $10.6 million paid in cash for Exeter's and Gibson's working capital. Exeter's land drilling rig fleet consisted of 47 actively marketed rigs in the United States and two located internationally. Gibson operated 78 workover and well servicing land rigs located in the United States. The acquisition was accounted for under the purchase method of accounting.

     During January 1995, the Company acquired Delta Drilling Company ("Delta"), a company engaged in the business of contract land drilling in the United States. The purchase price of Delta was

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
approximately $20.0 million in cash plus liabilities assumed. Delta owned 30 rigs, as well as yard and office facilities. The acquisition was accounted for under the purchase method of accounting.

     During October 1994, the Company consummated its merger with Sundowner Offshore Services, Inc. ("Sundowner"), a company that provides contract well servicing and workover services in the Gulf of Mexico and various international offshore markets and utilizes self-contained, modular platform rigs and jackup workover rigs. Under the merger agreement, Sundowner stockholders received 2.8 shares of the Company's common stock for each of their shares of Sundowner. As a result, the Company issued 13,081,600 common shares to Sundowner stockholders. The merger was accounted for as a pooling-of-interests. Accordingly, the accompanying consolidated financial statements were retroactively restated to include the results of operations, financial position and cash flows of Sundowner for all periods prior to consummation of the merger.


3. MARKETABLE SECURITIES

     Marketable securities classified as current and long-term assets are as follows:


                                                     SEPTEMBER 30,
(In thousands)                                  1997              1996
--------------------------------------------------------------------------------

Current assets:
  Equity securities, classified as trading,
  at fair value                               $ 7,125           $ 8,160
Long-term assets:
  Equity securities, classified as
  available-for-sale, at fair value            42,279            11,839

     The fair value of equity securities that were classified as available-for-sale exceeded the cost by approximately $29.4 million and $3.7 million as of September 30, 1997 and 1996, respectively. During 1997, the Company received $3.7 million of proceeds and realized gains of $1.6 million resulting from the sale of certain investments in equity securities that had been classified as trading. The Company also recorded unrealized holding gains totaling $1.1 million on equity securities classified as trading.

     During 1996, the Company received $1.7 million of proceeds and realized gains of $.5 million, and received $8.8 million of proceeds and realized gains of $1.9 million resulting from the sale of certain investments in equity securities that had been classified as available-for-sale and trading, respectively. The Company also recorded unrealized gains totaling $2.5 million on equity securities classified as trading.

     During 1995, the Company sold debt securities with an amortized cost of $12.6 million and recorded a loss of $.2 million. The debt securities previously had been classified as held-to-maturity and were sold to fund the acquisition of Delta. The Company also recorded a gain totaling $2.4 million and received $6.3 million of proceeds in a combination of shares, warrants and cash in settlement of the tender offer for the Company's investment in certain equity securities, and from other sales of equity securities classified as available-for-sale. During 1995, the Company recorded unrealized gains totaling $.2 million on equity securities classified as trading.


4. PROPERTY, PLANT AND EQUIPMENT

     The major components of property, plant and equipment are as follows:


                                                  SEPTEMBER 30,
(In thousands)                                1997            1996
--------------------------------------------------------------------------------
Land                                     $    5,995       $   3,986
Buildings                                    17,953          14,891
Contract drilling and related equipment   1,087,702         680,050
Oilfield hauling and mobile equipment        47,465          43,077
Other machinery and equipment                17,878          20,070
                                         ----------       ---------
                                          1,176,993         762,074
Less: accumulated depreciation
  and amortization(1)                      (315,600)       (250,871)
                                         ----------       ---------
                                         $  861,393       $ 511,203
                                         ----------       ---------

(1) Includes, as of September 30, 1997 and 1996, reserves of $54.6 million and $54.8 million, respectively, resulting from the permanent impairment of certain asset values.


     Repair and maintenance expense included in direct costs in the statements of income amounted to $116.9 million, $81.4 million and $63.2 million for the years ended September 30, 1997, 1996 and 1995, respectively.

     Interest expense of $1.2 million, $1.0 million and $.7 million was capitalized during 1997, 1996 and 1995, respectively.


5. SHORT-TERM BORROWINGS AND LETTERS OF CREDIT

     The Company has available lines of credit with various banks that permit borrowing at interest rates generally not to exceed, at the option of the Company, each bank's prime rate or LIBOR plus .25% as of September 30, 1997 and LIBOR plus .75% as of September 30, 1996. The weighted average interest rate on short-term borrowings outstanding as of September 30, 1997 and 1996, excluding short-term borrowings in the local currency for hedging purposes in Venezuela, equaled 5.74% and 5.65%, respectively. The weighted average interest rate inclusive of the Venezuela borrowings outstanding as of September 30, 1997 and 1996 equaled 6.95% and 13.35%, respectively.

     During September 1997, the Company replaced an existing $100 million revolving credit facility with a $200 million unsecured revolving credit facility with a syndicate of banks. The $200 million credit facility is a committed facility with a term of

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

five years. Loans under the new credit facility bear interest, at the option of the Company, at the agent bank's prime rate or LIBOR, plus a margin (.25% at September 30, 1997) that varies depending on the Company's senior unsecured debt rating. The loans are guaranteed by certain subsidiaries of the Company and contain affirmative and negative covenants regarding, among other things, limitations on liens, and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth.

     Availability and borrowings under these lines of credit are as follows:


                                                 SEPTEMBER 30,
(In thousands)                               1997            1996
--------------------------------------------------------------------------------
Lines of credit available                $ 256,786        $ 66,120
Short-term borrowings outstanding           39,087          10,235
Letters of credit outstanding               12,951          11,657


6. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:


                                                       SEPTEMBER 30,
(In thousands)                                     1997            1996
--------------------------------------------------------------------------------

5.00% Convertible Subordinated Notes
   payable in their entirety May 2006           $ 172,500       $ 172,500
9.18% Senior Secured Notes payable in semi-
   annual installments of $4,000 commencing
   January 2002                                    40,000          40,000
Loans payable in varying amounts in
   August 1998, November 1998, January 1999
   and April 1999                                  12,995          12,995
10.25% Senior Secured Notes payable in semi-
   annual installments of $3,000 commencing
   July 1992, net                                      --           5,936
Medium-term notes payable, maturing from
   1996 to 2001, from 6.0% to 9.0%(1)               7,951           5,811
                                                ---------       ---------
                                                  233,446         237,242
Less: current portion                              (3,939)         (7,738)
                                                ---------       ---------
                                                $ 229,507       $ 229,504
                                                ---------       ---------

(1) Certain of these obligations are collateralized by specific assets financed with the related proceeds. The aggregate net book value of such assets approximated $20.3 million and $8.7 million as of September 30, 1997 and 1996, respectively.

     On May 28, 1996, the Company issued $172.5 million of 5% Convertible Subordinated Notes with a scheduled maturity on May 15, 2006. Interest on the 5% Notes is payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1996. The 5% Notes are convertible into common shares of the Company at any time, at the option of the holder, at a conversion price of $18.125 per share, subject to adjustment in certain events. The 5% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 1999, initially at 103.5% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued and unpaid interest. The 5% Notes also may be repaid at the option of the holder at 101%, together with accrued and unpaid interest, any time prior to May 15, 2006 if there is a change in control, as defined in the subordinated indenture. The proceeds from the 5% Notes were used to repay several term loans and reduce outstanding borrowings on the Company's credit facilities. The remaining proceeds were used for general corporate purposes, including capital expenditures, acquisitions and working capital.

     The Company issued 9.18% Senior Secured Notes in the principal amount of $40.0 million (the "9.18% Senior Secured Notes") to the John Hancock Mutual Life Insurance Company ("John Hancock"), pursuant to an Amended and Restated Note Purchase Agreement dated October 1, 1992. The 9.18% Senior Secured Notes are due in semi-annual installments of $4.0 million commencing January 2002 and impose certain restrictions on the Company, including restrictions on the payments of dividends and certain business combinations. The Company may pay dividends to the extent the Company's cumulative dividends, plus certain other payments since March 31, 1989, do not exceed 50% of the Company's cumulative net income since March 31, 1989, plus the proceeds of any offering of equity securities of the Company that are not redeemable at the option of the holder of the securities. As of September 30, 1997, retained earnings available for dividend totaled approximately $237.0 million. Also, proceeds from the sale of certain assets must be used to prepay the Senior Secured Notes to the extent that an amount equal to such proceeds is not invested by the Company during a two-year period. The Senior Secured Notes also require that certain financial tests be met on a consolidated Company basis, the most restrictive of which requires working capital to be in excess of $5.0 million. The Senior Secured Notes are guaranteed by the Company and are collateralized by net assets with an aggregate book value of approximately $26.8 million and $27.8 million as of September 30, 1997 and 1996, respectively. Interest on the Senior Secured Notes is payable semi-annually on July 31 and January 31 of each year.

     During 1995, a subsidiary of the Company entered into a revolving loan agreement with a Canadian governmental entity whereby it can borrow up to $20.0 million for the construction of certain drilling equipment that is exported from Canada by one of the Company's subsidiaries. The loan proceeds can be drawn quarterly based on the amount of qualifying drilling equipment exported from Canada during the immediately preceding three-month period, and each is due for repayment three years after the date the individual advances are made. The Company received its first advance totaling $2.2 million during August 1995, and subsequent advances of $2.9 million, $3.7 million and $4.2 million in November 1995, January 1996 and April 1996, respectively. The loans bear interest at 90-day LIBOR plus .50% (6.25% at September 30, 1997). The loans are collateralized by several

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
drilling rigs located in the US with an aggregate net book value of approximately $27.4 million and $29.2 million as of September 30, 1997 and 1996, respectively. The loans are guaranteed by the Company and require the Company, on a consolidated basis, to maintain various financial ratios, the most restrictive of which requires working capital to be in excess of $5.0 million.

     As of September 30, 1997, the maturities of long-term obligations for the five years after 1997 are as follows:


(In thousands)
--------------------------------------------------------------------------------
 1998                    $   3,939
 1999                       13,956
 2000                        2,885
 2001                          166
 2002                        8,000
 Thereafter                204,500
                         ---------
                         $ 233,446
                         ---------


7. INCOME TAXES

     The Company's income tax, reconciled to the United States federal income tax using the federal statutory rate, and an analysis of the income tax provision is as follows:


                                                  YEAR ENDED SEPTEMBER 30,
(In thousands)                             1997               1996              1995
-------------------------------------------------------------------------------------
Total pretax income(1)                  $ 182,410          $ 81,600          $ 58,628
                                        ---------          --------          --------
Expected federal income tax
 using the 35% statutory rate              63,844            28,560            20,520
Recognition of net loss carryforwards          --           (20,801)          (18,949)
Alternative Minimum Tax                     1,113               543               574
State income taxes                          1,453               469               672
Foreign taxes and other                     1,192             2,329             4,707
                                        ---------          --------          --------
  Total income tax                      $  67,602          $ 11,100          $  7,524
                                        ---------          --------          --------
 Analysis of the income tax provision:
  Current:
  US federal                            $   1,113          $    543          $    574
  State and local                              35                15                72
  Foreign                                  10,311             7,930             4,267
                                        ---------          --------          --------
                                           11,459             8,488             4,913
                                        ---------          --------          --------
Deferred:
  US federal                               49,269                --                --
  State and local                           2,200               454               600
  Foreign                                   4,674             2,158             2,011
                                        ---------          --------          --------
                                           56,143             2,612             2,611
                                        ---------          --------          --------
Total income tax                        $  67,602          $ 11,100          $  7,524
                                        ---------          --------          --------

(1) Includes foreign income before taxes of $30.9 million, $17.2 million, $7.5 million, respectively, for the years ended September 30, 1997, 1996 and 1995.

     The components of the Company's net deferred tax assets and liabilities are as follows:


                                                    SEPTEMBER 30,
(In thousands)                                  1997             1996
--------------------------------------------------------------------------------

Deferred tax assets:
  Net operating loss carryforwards          $  57,795        $  59,653
  Accrued liabilities not deducted
    for tax purposes                           29,430           17,770
  General tax credits                           4,208            3,207
                                            ---------        ---------
Deferred tax asset                             91,433           80,630
Valuation allowance                                --          (25,869)
                                            ---------        ---------
  Net deferred tax asset                       91,433           54,761
Deferred tax liabilities:
  Excess tax over book depreciation          (109,475)         (73,127)
  Unrealized gain on marketable securities    (10,278)              --
                                            ---------        ---------
Net deferred tax liability                  $ (28,320)       $ (18,366)
                                            ---------        ---------

     In conjunction with the acquisition of Cleveland (Note 2), deferred tax liabilities of $2.9 million were recorded during 1997.

     For US federal income tax purposes, the Company has net operating loss carryforwards of approximately $164.5 million that, if not utilized, will expire from 1999 to 2009. The net operating loss carryforwards for Alternative Minimum Tax purposes are approximately $83.3 million. There are Alternative Minimum Tax credit carryforwards of $3.1 million available to offset future regular tax liabilities. In addition, the Company has approximately $1.1 million of investment-tax-credit carryforwards expiring at various dates from 1997 to 2001.

    Under US federal tax law, the amount and availability of loss carryforwards (and certain other tax attributes) are subject to a variety of interpretations and restrictive tests applicable to the Company and its subsidiaries. The utilization of such carryforwards could be limited or effectively lost upon certain changes in ownership. Accordingly, although the Company believes substantial loss carryforwards are available to it, no assurance can be given concerning such loss carryforwards, or whether or not such loss carryforwards will be available in the future.

     The Company's accumulated deficit of $56.9 million as of May 1, 1988 was eliminated by a transfer to paid-in capital through an accounting reorganization of its stockholders' equity accounts (quasi-reorganization). The quasi-reorganization did not involve any revaluation of assets or liabilities because their fair values were, respectively, not less than or greater than their book values.

     The Company adopted its quasi-reorganization in the context of its reliance, at that time, on Statement of Financial Accounting Standards No. 96, Accounting For Income Taxes ("SFAS 96"), which provided for recognition in the statement of income, the tax benefits of operating loss and tax-credit carryforward items that arose prior to a quasi-reorganization such as that implemented by the Company.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
     Subsequent to the issuance of SFAS 96 in September 1989, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 86 ("SAB 86"). This bulletin set forth the SEC staff's view that the tax benefits of operating loss and tax-credit carryforward items that arose prior to a quasi-reorganization must be reported as a direct credit to paid-in capital following a quasi-reorganization involving only an elimination of a deficit in retained earnings.

     Since the Company implemented its quasi-reorganization based on SFAS 96 and prior to the issuance of SAB 86, it reported carryforward tax benefits directly in the statement of income, and then reclassified the amount of such benefit from retained earnings to paid-in capital. The SEC has informed the Company that, under the circumstances, it will not object to the Company's accounting for these tax benefits. If the provisions of SAB 86 had been applied, net income for the years ended September 30, 1996 and 1995 would have been reduced by $8.4 million ($.09 per share) and $8.2 million ($.09 per share), respectively.

     Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes, which supersedes SFAS 96 and was adopted by the Company at the beginning of 1994, includes a "grandfathering" provision that permits the Company to continue its present method of accounting for the utilization of its operating loss and tax-credit carryforward items that arose before the Company's 1988 quasi-reorganization.

     In 1997, income tax benefits of $59.5 million, related to employee stock option transactions, were recorded directly to stockholders equity.



8. CAPITAL STOCK AND STOCK OPTIONS


CAPITAL STOCK

     During January 1997, the Company completed the acquisition of Adcor whereby the Company acquired all the outstanding shares of Adcor in exchange for 3,354,175 newly issued shares of the Company's common stock (Note 2).

     During January 1997, warrants to acquire 1,500,000 shares of the Company's common stock were exercised at a price of $5.50 per share. The warrants had originally been issued to a financial institution during 1990 and were exercisable until January 31, 1997.

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

     During December 1996, the Company's Board of Directors rescinded the Company's stock repurchase plan due to uncertainties regarding the Securities and Exchange Commission's Staff Accounting Bulletin No. 96. Rescinding the plan allows the Company to avoid potential issues when it uses the pooling-of-interests method of accounting for mergers. The Company did not repurchase any shares under the stock repurchase plan since its original authorization during December 1995.

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

     As of September 30, 1997 there were no warrants outstanding. As of September 30, 1996 there were warrants outstanding to purchase 1,500,000 common shares at $5.50 per share, exercisable until January 31, 1997. As of September 30, 1995 there were warrants outstanding to purchase 1,500,000 common shares at $5.50 per share, exercisable until January 31, 1997; 1,100,000 common shares at $16.18 per share, exercisable until June 1996; and 650,000 common shares at $7.92 per share, exercisable until April 1996.


STOCK OPTION PLANS

     As of September 30, 1997, the Company has several stock option plans under which options to purchase common shares may be granted to key officers, directors and managerial employees of the Company and its subsidiaries. Options granted under the plans are at prices equal to the fair market value of the stock on the date of the grant. Options granted under the plans are exercisable in varying cumulative periodic installments after one year. In the case of certain key executives, options granted under the plans are subject to accelerated vesting related to target common stock prices, or may vest immediately on the grant date. Options granted under the plans cannot be exercised more than ten years from the date of grant. Options to purchase 127,395 and 599,395 common shares remained available for grant as of September 30, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

    A summary of stock option transactions during the three years ended September 30, 1997 is as follows:

                                              Weighted
                                              Average
                                              Exercise
(Share amounts in thousands)    Shares         Price
---------------------------------------------------------
Options outstanding:
   September 30, 1994            8,719      $    4.78
   Granted                       4,453           6.42
   Exercised                      (505)          3.77
   Forfeited                       (47)          6.03
---------------------------------------------------------
Options outstanding:
   September 30, 1995           12,620      $    5.39
    Granted                      2,339           9.97
    Exercised                   (2,422)          4.97
    Forfeited                    (126)           8.01
---------------------------------------------------------
Options outstanding:
    September 30, 1996          12,411      $    6.31
     Granted                    11,706          21.72
     Exercised                  (8,897)          5.68
     Forfeited                    (118)         10.34
---------------------------------------------------------
Options outstanding
    September 30, 1997          15,102      $   18.59
---------------------------------------------------------

    Of the options outstanding, 13,268,670, 10,873,345 and 9,301,019 were exercisable at weighted average exercise prices of $19.30, $5.98 and $5.03 as of September 30, 1997, 1996 and 1995, respectively.

    A summary of stock options outstanding at September 30, 1997 is as follows:


                                              Options Outstanding
                              --------------------------------------------------
                                                  Weighted            Weighted
                                Number            Average             Average
                             Outstanding          Remaining           Exercise
(Share amounts in thousands)  at 9/30/97      Contractual Life         Price
--------------------------------------------------------------------------------
Range of exercise prices:
   $    1.07    -    1.63         237               3.3              $  1.10
        4.04    -    5.88         307               5.0                 4.83
        6.25    -    8.63       1,110               6.6                 6.73
        9.56    -   14.25       1,769               8.2                 9.99
        15.50   -   22.50       7,614               9.1                17.59
        23.31   -   30.94       4,063               9.8                29.50
        40.25                       2               9.9                40.25
--------------------------------------------------------------------------------
                               15,102               8.8              $ 18.59
--------------------------------------------------------------------------------



                                     Options Exercisable
                            ----------------------------------
                                                   Weighted
                                   Number           Average
                                Exercisable        Exercise
(Share amounts in thousands)    at 9/30/97           Price
---------------------------------------------------------------
Range of exercise prices:
 $    1.07    -  1.63               237            $  1.10
      4.04    -  5.88               307               4.83
      6.25    -  8.63               716               6.82
      9.56    - 14.25             1,270               9.74
     15.50    - 22.50             6,721              17.61
     23.31    - 30.94             4,018              29.55
---------------------------------------------------------------
                                 13,269            $ 19.30
---------------------------------------------------------------

    The weighted average fair value of options granted during the years ended September 30, 1997 and 1996 was $4.96 and $2.46, respectively.

    The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants during 1997 and 1996, respectively: risk-free interest rates of 5.80% and 5.25%; dividend yield of 0.0% for both years; expected life of 2.1 years and 2.5 years; and volatility of 30.9% for both years.

     Had compensation cost for the Company's stock-based compensation plans been recognized in accordance with SFAS 123, the Company's net income and fully diluted earnings per share would have been $66.1 million and $.63 per share, respectively, for the year ended September 30, 1997 and $68.1 million and $.73 per share, respectively, for the year ended September 30, 1996. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1996.

     The Company has two stock grant plans under which grants of common shares may be awarded to key officers, directors and managerial employees of the Company and its subsidiaries. Shares granted under the plans generally vest in varying cumulative periodic installments.

     A summary of stock grant transactions during the three years ended September 30, 1997 is as follows:



                                         1997           1996             1995
(Share amounts in thousands)            Shares          Shares          Shares
--------------------------------------------------------------------------------
Stock grants:
  Outstanding at beginning of year       38               80              132
  Granted                                --               --               77
  Vested                                (19)             (31)            (129)
  Forfeited                              --              (11)              --
--------------------------------------------------------------------------------
  Outstanding at end of year             19               38               80
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------
9. EMPLOYEE BENEFIT PLANS

        Certain of the Company's employees are covered by defined contribution plans. The Company's contributions to the plans are based on employee contributions and totaled $4.4 million, $3.6 million and $2.9 million for the years ended September 30, 1997, 1996 and 1995, respectively. The Company does not provide post-employment benefits to its employees.


10. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

        The Company and its subsidiaries occupy various facilities and lease certain equipment under leases that range in length from 1 to 40 years. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to September 30, 1997, are as follows:



(In thousands)
--------------------------------------------------------------------------------
1998                                  $ 2,732
1999                                    2,624
2000                                    1,852
2001                                      175
2002                                       77
Thereafter                              1,057
                                      -------
                                      $ 8,517
                                      -------


        The above amounts do not include property taxes, insurance or normal maintenance that the lessees are required to pay. Rental expense relating to operating leases with terms greater than 30 days amounted to $3.1 million, $2.5 million and $2.2 million for the years ended September 30, 1997, 1996 and 1995, respectively.

EMPLOYMENT CONTRACTS

        The Company has entered into employment contracts with certain of its employees. The Company's minimum salary and bonus obligations under these contracts are as follows:



(In thousands)
--------------------------------------------------------------------------------
1998                           $  2,689
1999                              2,448
2000                              2,395
2001                              2,390
2002                                140
                               --------
                               $ 10,062
                               --------


        Pursuant to an employment agreement with an officer, the Company has provided a non-interest bearing loan for approximately $2.9 million.

CAPITAL EXPENDITURES

        As of September 30, 1997 and 1996, the Company had capital expenditure commitments totaling approximately $50.5 million and $17.5 million, respectively.


CONTINGENCIES

        The Company is a defendant or otherwise involved in a number of lawsuits in the ordinary course of its business. In the opinion of management, the Company's ultimate liability with respect to these pending lawsuits is not expected to have a significant or material adverse effect on the Company's consolidated financial position or results of operations.

-------------------------------------------------------------------------------
                                           NABORS INDUSTRIES 1997 ANNUAL REPORT
-------------------------------------------------------------------------------

11. SUPPLEMENTAL BALANCE SHEET AND
    INCOME STATEMENT INFORMATION

     Accounts receivable is net of an allowance for doubtful accounts of $2.8 million and $1.5 million as of September 30, 1997 and 1996, respectively.

     Accrued liabilities include the following:

                                             SEPTEMBER 30,
(In thousands)                             1997          1996
--------------------------------------------------------------
Accrued compensation                $    30,055    $    23,145
Deferred revenue                         15,143          5,975
Workers' compensation liabilities        12,368          9,178
Other accrued liabilities                36,276         25,765
--------------------------------------------------------------
                                    $    93,842    $    64,063
--------------------------------------------------------------

     Other income, net includes the following:

                                             SEPTEMBER 30,
(In thousands)                          1997     1996     1995
-------------------------------------------------------------------
Gains on marketable securities
    and warrants                    $ 11,461    $  4,871   $  2,406
Gains on dispositions of
    long-term assets and business     32,143       7,155      6,053
Dividend income                          572         486        297
Foreign currency gains (losses)          919         510     (3,160)
Other                                 (4,348)        668        394
-------------------------------------------------------------------
                                    $ 40,747    $ 13,690   $  5,990
-------------------------------------------------------------------


12. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                             YEAR ENDED SEPTEMBER 30, 1997
                      ------------------------------------------------
(In thousands, except       FIRST     SECOND       THIRD     FOURTH
 per share amounts)       QUARTER(1)  QUARTER     QUARTER    QUARTER
----------------------------------------------------------------------
Revenues                $   217,077  $ 238,683  $  267,911   $ 305,632
Gross profit(2)              54,439     61,217      80,686      95,181
Operating income             23,612     28,202      45,193      57,754
Net income                   20,115     21,441      31,132      42,120
Earnings per share:
        Primary         $       .20  $     .21  $      .30   $     .40
        Fully diluted   $       .20  $     .21  $      .29   $     .37
----------------------------------------------------------------------

                              YEAR ENDED SEPTEMBER 30, 1996
                      ----------------------------------------------
(In thousands,               FIRST     SECOND      THIRD      FOURTH
except per share amounts)   QUARTER    QUARTER    QUARTER    QUARTER
--------------------------------------------------------------------
Revenues                $   164,338  $ 163,319 $   181,336 $ 210,750
Gross profit(2)              39,879     43,299      46,766    50,134
Operating income             17,332     18,189      20,550    21,028
Net income                   15,262     16,822      18,669    19,747
Earnings per share:
        Primary         $       .17  $     .18 $       .20  $    .21
        Fully diluted   $       .17  $     .18 $       .20  $    .21
--------------------------------------------------------------------

(1) The results of operations for the first quarter have been retroactively restated to include the results of operations of Adcor, which was merged with the Company during January 1997 (Note 2).
(2) Gross profit excludes depreciation, general and administrative expenses and merger expenses.

--------------------------------------------------------------------------------
                                            NABORS INDUSTRIES 1997 ANNUAL REPORT
--------------------------------------------------------------------------------

13. DISTRIBUTION OF EARNINGS AND ASSETS

     The following table sets forth financial information with respect to the Company and its subsidiaries, on a consolidated basis, by geographical area:


                                         YEAR ENDED SEPTEMBER 30,
(In thousands)                   1997              1996              1995
--------------------------------------------------------------------------------

Revenues(1)(2):
        North America       $   852,368        $  532,638        $  416,475
        International           176,935           187,105           156,313
                            -----------        ----------        ----------
                            $ 1,029,303        $  719,743        $  572,788
                            -----------        ----------        ----------

Operating income (loss):
        North America       $   134,994        $   61,611        $   47,989
        International            36,103            27,848            20,293
        Corporate               (14,581)          (12,360)           (9,727)
        Merger expenses          (1,755)               --                --
                            -----------        ----------        ----------
                            $   154,761        $   77,099        $   58,555
                            -----------        ----------        ----------

Assets:
        North America       $   899,449        $  496,664        $  354,733
        International           263,787           243,230           217,953
        Corporate                70,996           131,380            20,586
                            -----------        ----------        ----------
                            $ 1,234,232        $  871,274        $  593,272
                            -----------        ----------        ----------

(1) No material revenues were derived from transactions between geographic areas of operation.

(2) No customers provided 10% or more of consolidated revenues in the years presented. In the opinion of management, the loss of a single customer would not have a material adverse effect on the Company's business.


14. SUBSEQUENT EVENTS (UNAUDITED)

     During November 1997, the Company completed the acquisition of domestic land drilling assets from Veco Drilling, Inc. ("Veco") and Diamond L Drilling & Production ("Diamond L") for approximately $25.0 million in cash. The Veco fleet consisted of six land drilling rigs located in California and Nevada and two platform labor contracts offshore California. The Diamond L fleet consisted of three rigs located in east Texas. The acquisitions will be accounted for under the purchase method of accounting.

     During December 1997, the Board of Directors approved changing the Company's fiscal year-end from September 30 to December 31, effective for the calendar year beginning January 1, 1998. A three-month fiscal transition period from October 1, 1997 through December 31, 1997 (the "Transition Period") will precede the start of the new fiscal year period.

CORPORATE INFORMATION

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

TRANSFER AGENT

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303

INVESTOR CONTACT

Dennis A. Smith
Director of Corporate Development

INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P.
Houston, Texas

PRICE OF COMMON STOCK

     As of September 30, 1997, there were 100,750,363 shares of Common Stock outstanding held by 1,803 holders of record.

     The Common Stock is listed on the American Stock Exchange under the symbol "NBR". The following table sets forth the reported high and low sales prices of the Common Stock on the Composite Tape for the quarters indicated.

                                              STOCK PRICE
FISCAL YEAR                              HIGH              LOW
------------------------------------------------------------------
1996
  First Quarter                         11 3/8             8 1/16
  Second Quarter                        15 1/4            10 1/4
  Third Quarter                         16 5/8            13 7/8
  Fourth Quarter                        17 3/8            13
------------------------------------------------------------------
1997
  First Quarter                         21 1/2            13 1/4
  Second Quarter                        22                14 3/4
  Third Quarter                         25 1/16           17 3/4
  Fourth Quarter                        40 7/8            24 7/8
------------------------------------------------------------------

PRINCIPAL OPERATING SUBSIDIARIES

Nabors Alaska Drilling, Inc.
Anchorage, Alaska
James Denney, President

Nabors Drilling
 International Limited
Houston, Texas
Siegfried Meissner, President

Nabors Drilling USA, Inc.
Houston, Texas
Richard A. Stratton, President
Larry P. Heidt, Executive
 Vice President

Nabors Drilling Limited
Nisku, Alberta
Duane A. Mather, President

Peak Oilfield Services
 Company
Anchorage, Alaska
Michael R. O' Conner,
 President

Loffland Brothers de
 Venezuela, C.A.
Caracas, Venezuela
Siegfried Meissner, President

Sundowner Offshore
 Services, Inc.
Houston, Texas
Jerry C. Shanklin, President
 and Chairman

Nabors Offshore Drilling, Inc.
Houston, Texas
Jerry C. Shanklin, President

CANRIG Drilling Technology, Ltd.
Magnolia, Texas
Allan Richardson, President

EPOCH Well Logging, Inc.
Bakersfield, California
Christopher P. Papouras,
 President

DIRECTORS

Eugene M. Isenberg
Chairman and Chief Executive
 Officer, Nabors Industries, Inc.

Anthony G. Petrello
President and Chief Operating
 Officer, Nabors Industries, Inc.

Richard A. Stratton
Vice Chairman,
 Nabors Industries, Inc.

Gary T. Hurford
President, Hunt Oil Company

Hans W. Schmidt
Formerly Director,
 Deutag Drilling

Myron M. Sheinfeld
Attorney,
 Sheinfeld, Maley & Kay

Jack Wexler
International Business
 Consultant

Martin J. Whitman
Chief Executive Officer,
 M.J. Whitman, Inc.
Chairman, Danielson
 Holding Corporation
Chairman, Third Avenue Trust

OFFICERS

Eugene M. Isenberg
Chairman and Chief
 Executive Officer

Anthony G. Petrello
President and
 Chief Operating Officer

Richard A. Stratton
Vice Chairman

Daniel McLachlin
Vice President and
 Corporate Secretary

Bruce P. Koch
Vice President of Finance


Design: Savage Design Group, Inc., Houston, Texas