Form 10-K405, Exhibit 13
period 1998-12-31
NABORS INDUSTRIES INC
filed 1999-03-31
CIK 798943

                            WHAT SETS NABORS APART?


                               NABORS INDUSTRIES
                               1998 ANNUAL REPORT

                    Ten-Year (1988-1997) Average Returns on
               Capital Employed for Selected Oil Service Sectors


                                    [CHART]





    To our Shareholders 2   Financial Highlights 5   Questions and Answers 7
      Operating Units 14   Financial Review 36   Corporate Information 64


                   Nabors' Annual Returns on Capital Employed

                                   1998-1998


                                    [CHART]
\

DURING 1998, A CONTINUAL DECLINE IN DRILLING AND RELATED ACTIVITY OCCURRED IN MOST KEY MARKETS THAT NABORS SERVES. THIS WAS TRIGGERED IN LATE 1997 BY FALLING OIL PRICES WHICH, WHEN COMBINED WITH RECENT DECLINES IN NATURAL GAS PRICES, FORCED A CURTAILMENT IN OUR CUSTOMERS' DRILLING-RELATED EXPENDITURES. DESPITE THIS DETERIORATING MARKET ENVIRONMENT, WE WERE ABLE TO REMAIN PROFITABLE AND TURN IN A RESPECTABLE PERFORMANCE FOR 1998.

TO OUR SHAREHOLDERS

      A review of our 1998 results reveals that revenues of $968 million were 13 percent less than calendar year 1997, but earnings per share declined only six percent from last year's record level. Even more noteworthy was the relatively small impact the weak market had on our operating income, which declined less than seven percent to $182 million. This diminished impact on our EPS and operating income was derived from expanded margins, as our more premium assets and recent higher-yielding rig investments constituted an increasing proportion of our revenues. All of this resulted in a solid 13 percent return on capital employed. Nevertheless, our results continued to deteriorate each quarter, finishing the year at roughly one-half of 1997's peak, and portending a significantly lower level of profitability in the coming year as the protracted market weakness spreads to all of our operations.

      Our ability to achieve relatively favorable results in such a difficult year is rooted in the consistent application of our long-term strategy. Two vital objectives of this strategy are to minimize the impact of an unexpected market downturn and to enhance our competitive status and long-term upside. We achieved this by retaining a solid financial position, by diversifying into sustainable markets and possessing a portfolio of diverse and premium assets.



       [PHOTO OF Eugene M. Isenberg Chairman and Chief Executive Officer]

                  [PHOTO OF Richard A. Stratton Vice Chairman]

      [PHOTO OF Anthony G. Petrello President and Chief Operating Officer]

      This past year has demonstrated the value of maintaining this discipline, even during the very strong growth market of 1997. Adverse financial effects initially were confined to those aspects of our business characterized by short-term contracts which were easily curtailed with fluctuations in commodity prices. Contributing positively to our combined 1998 results were those areas of our business such as Alaska and International that represent longer-term contract commitments and slower cycle times. Our more premium assets and certain regions within our vulnerable units were slower to react and continue to fare better than others.

      In 1999 we expect to see continued soft oil and natural gas prices, the resultant reduction in operator cash flows and capital expenditure budgets leading to probable lower levels of drilling activity worldwide. The beginning 1999 crude oil price in real dollars is the lowest in decades, the result of an imbalance in the supply and demand for crude oil that stemmed from additional supply, coupled with a simultaneous slowing in demand growth. I believe that dramatically reduced investment in exploration and development drilling will inevitably reduce future supply and restore balance, a process that will be accelerated by recent OPEC production cuts. I am equally convinced that there will be a return to more normalized growth in demand. When this occurs, we expect a significant improvement in our results.

      Just as we have in the past, we will utilize the current environment as an opportunity to build an improved position for the future through a lower cost structure and opportunistic acquisitions. We are nearing completion of a merger with a US land driller, Bayard Drilling Technologies, and we are moving ahead on the proposed merger with Pool Energy Services later this year. The addition of these fine companies will broaden our market coverage, reduce cost and increase efficiency, thereby enhancing our ability to serve our customers and increasing our earnings potential. We continue to evaluate potentially attractive acquisitions that increase the range of value-added services we can offer our customers without compromising our balance sheet or diluting the quality of our asset base.

      While I view the long-term outlook for our business as very positive, we continue to manage the business anticipating protracted low oil and natural gas prices, just as we have always managed for the unexpected downside. Specifically, we will constantly adjust our direct operating costs, overhead and capital expenditures to accommodate any further deterioration in activity levels, assuring profitability, maximizing cash flow and maintaining our investment grade credit ratings. This lower cost structure and any enhancements we can achieve in our business position should yield an even greater ultimate upside when our markets normalize.

      Finally, I want to acknowledge the tremendous efforts of our employees during these difficult times. The strength of our Company is ultimately derived from their skill and dedication. The balance of this report reviews in more detail the developments of 1998, the overall market environment, those attributes that differentiate Nabors from its peers and our expectations of the near and longer-term future. I look forward to reporting an improved market outlook and our continued progress in the future.



Sincerely,


/s/ EUGENE M. ISENBERG


Eugene M. Isenberg  Chairman and Chief Executive Officer

       REVENUES                OPERATING INCOME           SHAREHOLDERS' EQUITY
                             BEFORE PROVISION FOR
                               ASSET WRITE-DOWNS


       [CHART]                      [CHART]                     [CHART]

                               NABORS INDUSTRIES

                              FINANCIAL HIGHLIGHTS

                    (In thousands, except per share amounts)


                                                  Twelve
                                               Months Ended
                                  Year Ended   December 31,
                                 December 31,  (Unaudited)                         Year Ended September 30,
                                                             ------------------------------------------------------------------
OPERATING DATA                      1998          1997          1997          1996          1995          1994          1993
                                 ----------    ----------    ----------    ----------    ----------    ----------    ----------
Revenues                         $  968,157    $1,115,032    $1,029,303    $  719,743    $  572,788    $  484,268    $  419,406
Depreciation and amortization        84,949        72,350        66,391        46,117        31,042        26,241        22,434
Operating income                    182,338       195,348       154,761        77,099        58,555         9,299        38,257
Net income                          124,988       136,020       114,808        70,500        51,104         1,350        38,558
Net income per diluted share     $     1.16    $     1.24    $     1.08    $      .75    $      .57    $      .02    $      .50
Weighted average number of
  diluted shares outstanding        112,555       113,793       111,975        93,752        89,655        85,620        77,806
Capital expenditures and
  acquisitions of businesses     $  313,464    $  381,009    $  396,668    $  174,483    $  144,560    $   62,907    $   84,752

                                      Year Ended September 30,
                                --------------------------------------
OPERATING DATA                     1992          1991          1990
                                ----------    ----------    ----------
Revenues                        $  312,407    $  264,239    $  153,920
Depreciation and amortization       16,526        10,119         5,232
Operating income                    34,705        30,324        14,383
Net income                          33,740        29,724        16,401
Net income per diluted share    $      .45    $      .42    $      .26
Weighted average number of
  diluted shares outstanding        74,666        70,728        62,251
Capital expenditures and
  acquisitions of businesses    $   61,124    $   88,104    $   73,943


                                    As of December 31,                               As of September 30,
                                ------------------------    ------------------------------------------------------------------
BALANCE SHEET DATA                1998          1997          1997          1996          1995          1994          1993
                                ----------    ----------    ----------    ----------    ----------    ----------    ----------
Cash and short-term
  marketable securities         $   23,450    $   12,606    $   11,044    $  104,027    $   15,334    $   45,232    $   70,458
Working capital                     21,157        62,571        70,872       172,091        33,892        77,248       113,653
Property, plant and
  equipment, net                 1,127,154       923,402       861,393       511,203       393,464       283,141       270,865
Total assets                     1,450,242     1,281,306     1,234,232       871,274       593,272       490,273       493,927
Long-term obligations              217,034       226,299       229,507       229,504        51,478        61,879        73,109
Stockholders' equity               867,469       767,340       727,843       457,822       368,750       317,424       307,583
Funded debt to capital ratio        0.26:1        0.27:1        0.27:1        0.35:1        0.20:1        0.21:1        0.24:1

                                         As of September 30,
                               --------------------------------------
BALANCE SHEET DATA               1992          1991          1990
                               ----------    ----------    ----------
Cash and short-term
  marketable securities        $   14,783    $   15,139    $   29,332
Working capital                    33,831        15,650        40,956
Property, plant and
  equipment, net                  220,761       185,543       109,928
Total assets                      339,930       285,615       226,846
Long-term obligations              49,294        37,489        37,729
Stockholders' equity              201,058       157,302       117,335
Funded debt to capital ratio       0.28:1        0.24:1        0.27:1


                                           Twelve
                                         Months Ended
                           Year Ended    December 31,
                          December 31,   (Unaudited)                          Year Ended September 30,
                                                       ------------------------------------------------------------------
GEOGRAPHIC DISTRIBUTION
 OF REVENUES AND ASSETS       1998          1997          1997          1996          1995          1994          1993
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
REVENUES:
 United States             $  692,636    $  867,999    $  797,319    $  503,622    $  383,376    $  299,278    $  224,401
 Foreign                      275,521       247,033       231,984       216,121       189,412       184,990       195,005
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
                           $  968,157    $1,115,032    $1,029,303    $  719,743    $  572,788    $  484,268    $  419,406
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Total assets:
 United States             $1,052,528    $  958,026    $  897,453    $  593,014    $  348,248    $  287,390    $  277,945
 Foreign                      397,714       323,280       336,779       278,260       245,024       202,883       215,982
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
                           $1,450,242    $1,281,306    $1,234,232    $  871,274    $  593,272    $  490,273    $  493,927
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------



                                  Year Ended September 30,
                            --------------------------------------
GEOGRAPHIC DISTRIBUTION
 OF REVENUES AND ASSETS        1992          1991          1990
                            ----------    ----------    ----------
REVENUES:
 United States              $  138,534    $  146,690    $   89,561
 Foreign                       173,873       117,549        64,359
                            ----------    ----------    ----------
                            $  312,407    $  264,239    $  153,920
                            ----------    ----------    ----------
Total assets:
 United States              $  152,715    $  144,590    $  128,649
 Foreign                       187,215       141,025        98,197
                            ----------    ----------    ----------
                            $  339,930    $  285,615    $  226,846
                            ----------    ----------    ----------

                                    [PHOTO]



A Nabors Drilling USA crew member climbing the self-elevating substructure of a deep SCR rig during rig-up.

WHAT HAPPENED IN 1998?



      During 1998, many of our shareholders experienced a large drop in the value of their holdings in Nabors. The following questions and answers attempt to explain what happened, the current market environment and the prospects for more prosperous times. They also attempt to elaborate on the attributes that distinguish Nabors from its peers, allowing it to weather adverse market conditions and emerge as a stronger Company with enhanced upside potential.

      In 1998, energy markets saw a sudden and unexpected drop in the worldwide pricing of crude oil to historically low inflation adjusted levels. This reversed the market's future growth expectations for oil service companies, lowering equity valuations throughout the year in line with the pessimistic outlook for oil prices and customer drilling plans. As we ended 1998, expectations for both crude oil and natural gas moved even lower, with no improvement anticipated before the second half of 1999 or later. This has had a devastating effect on our clients' capital spending and, in turn, oil service companies' earnings and cash flow. Equity valuations are not likely to rise until an improved outlook for oil or gas materializes.

HOW DID NABORS PERFORM?

      Our ability to achieve satisfactory results in such a dismal business environment is the result of our continued adherence to the business strategy that has served us well for several years. A key element of this strategy is to minimize the financial effects of weak markets by maintaining diversity in our premium assets and their geographic locations. This diversity was well illustrated in 1998 by the relative operating income performance of our operating units. Our US Lower 48 land business declined by nearly 40 percent and our offshore division fell 28 percent, as platform workover rig utilization dropped from 90 percent to 50 percent. Our Canrig subsidiary saw similar declines as the market for portable land top drives all but evaporated. However, Canada started the year very strong and ultimately was off only l0 percent. These reductions were mostly offset by our Alaskan and International units, which both achieved record results in 1998 with year to year increases in operating income that approximated 45 percent and 58 percent, respectively. Even within our adversely affected units, our higher margin, technically sophisticated and premium assets were less affected, contributing to the expansion of our consolidated margins from 30.5 percent in l997 to 35.6 percent in l998.

WHY ARE NABORS' RETURNS HIGHER?

      In the simplest terms we have a relatively favorable (higher) numerator divided by a lower denominator. The numerator is the Company's net operating profit after cash taxes (NOPAT), which has been substantial on an absolute basis, but is even more impressive when viewed as a percentage of revenues due to our lower per rig operating cost, overhead, depreciation and taxes, all of which have characterized our results over the last ten years. The denominator is the average capital employed in the business during the period. This is favorable when a company has lower cost assets, which Nabors has achieved by capitalizing upon periods of weak market conditions to purchase assets at more favorable prices. Both elements are a function of maintaining a low cost structure, which has always been an important tenet of Nabors' strategy. We believe that one of the most important measures of our business is our realized return on invested capital, just as investors measure their investment portfolio's performance.

WHY DID OIL PRICES FALL?

      Beginning in the fall of 1997, an imbalance developed in the supply of crude oil worldwide and demand for that commodity, which averaged approximately 74 million barrels per day during 1998. Demand growth rates of two to three percent per year during the balanced oil market of 1996 and 1997 slowed to slightly under one percent in 1998 (a change of approximately 1.5 million barrels per day per year), with the Asian recession and two consecutively warmer than normal winters primarily to blame. This, combined with a late 1997 increase in stated oil production quotas within the Organization of Petroleum Exporting Countries (OPEC) and renewed production by Iraq, exacerbated an excess supply situation created by the reduced demand and added to burgeoning worldwide crude oil inventories. The result in early 1999 is the lowest inflation adjusted oil price in history.

WHAT ABOUT NATURAL GAS?

      The long-term outlook for natural gas is strong but the near-term is weak, the result of reduced demand stemming from the much warmer than normal start to the 97-98 winter and the attendant high inventory of gas in storage as winter nears its end. This has resulted in lower gas prices which, when coupled with reduced operator cash flows from low oil prices, has had a dampening effect on gas drilling. As a consequence, gas production is falling and should decline even more sharply given the ever increasing depletion rates of new gas wells. A shortfall in gas supply is likely to develop from these factors, and may be made more acute if next winter is closer to normal temperatures. Demand for gas is also expected to grow as a result of its environmental desirability and a possible shrinking price differential to crude oil distillates. Given the high costs and political obstacles inherent in importing liquefied natural gas, this predictable shortfall can best be remedied with increased drilling in North America, which bodes well for Nabors.

WHAT WILL IMPROVE THE OUTLOOK?

      A sufficient period of time in which the demand for oil and natural gas exceeds supply is necessary to reduce high inventories to more normal levels, thereby restoring the market balance that existed until late 1997. This in turn will lead to increased capital spending by our customers for exploration and development drilling.

      Inventories of crude and refined products is the lesser factor, as evidenced by US levels which, at the beginning of 1999, exceeded eight-year averages by the equivalent of only four days of supply. US inventory statistics are generally considered to be the most reliable and are indicative of worldwide inventories, considering that one-third of the total resides in this country.

      Most analysts believe that the Asian situation is stabilizing and, absent a global recession, demand for crude oil will increase in 1999. This, coupled with lower supply from OPEC production cuts and falling non-OPEC productive capacity as a result of the sharp reductions in investment in petroleum exploration and development, will accelerate inventory reductions and rebalance the market in time, which is the only unknown element.

WILL THIS OCCUR IN 1999?

      Obviously no one can say for sure. The overhang in supply and inventory is small relative to current consumption rates and compared to that which existed in the 1980s. With the reduced investment in exploration and development drilling, many analysts believe that the trend toward convergence of supply and demand in oil will occur by mid 2000 and will be visible by 1999 year end. The market will bid up commodity prices well in advance of balance, particularly if this visibility coincides with a period of increased seasonal demand. However, there is likely going to be a significant time lag between a price response and an increase in drilling activity due to the impact that protracted lower oil and now natural gas prices have had on our customers' financial resources. Two to three quarters of higher prices or alternative financing will be necessary to restore sufficient capital to fund drilling programs.

WHAT ABOUT THE LONGER-TERM?

      The longer-term future is promising, emanating from the same four factors that have historically driven our growth in profitability and cash flow, as well as our consistently good returns on capital. First, eventual restoration of the supply/demand balance of rigs will occur, driven by the continual attrition of the rig supply and increases in demand. This will lead to increased utilization of our worldwide fleet and the subsequent improvement in dayrates for our rigs. Next, we expect to add to the scope of wellsite services we offer our customers, in order to enhance Nabors' contributions to our customers' drilling efficiency. We also expect to realize a resurgence of good investment opportunities that should spring from a recovery in our customers' drilling programs, which often require new or upgraded rigs. Finally, we expect an increase in acquisition opportunities, particularly if the current depressed market environment persists.

HOW GOOD CAN IT GET?

      Each of the upside elements previously mentioned has the potential to contribute significantly to increased earnings, cash flow and higher returns on capital. The magnitude and timing of good investment opportunities in increased wellsite services, new and upgraded rigs and acquisitions is impossible to predict. These elements have always contributed significantly to Nabors' growth and likely will in the future. Our higher level of intellectual capital, residing in our technical and operational staff, makes it ever more likely we will see a continually increasing number of opportunities to participate in some of the world's most challenging drilling projects.

      The most easily quantified and probably the biggest upside potential lies in increasing the utilization and pricing of our rigs. These assets have the potential to make huge incremental contributions to Nabors' results long before they reach rig replacement economics. The premium rigs that comprise the majority of our fleet should see the greatest appreciation. Even a small change in pricing and utilization generates a significant increase in our earnings per share.

WHAT ARE THE RISKS?

      There are a number of risks that can significantly impact Nabors' performance and realization of its potential. These include commodity price risk, which is influenced by weather, global economics, consumption patterns and technological advancements; political risk, like Iraq's return to production or regional conflicts; geologic risks, where an active market diminishes or prolific new fields upset the supply/demand balance; and operating risks, like blowouts or accidents. We prepare for the risks we cannot control by continuing to adhere to our philosophy of achieving low costs, maintaining a diverse portfolio of market positions, limiting debt and always managing for the downside. We strive to minimize all the controllable risks, like operating and political risks, which can be insured against, contractually mitigated or otherwise addressed. Our uncompromisingly strict adherence to and constant review of safety programs and operating procedures further supports this effort.

                                     [MAP]

                              WHERE DO WE OPERATE?

                                     [MAP]

                              WHERE DO WE OPERATE?

                                    [PHOTO]

Nabors Alaska Drilling Rig 2ES operating during the brief summer at Prudhoe Bay on the Alaskan North Slope with a Peak Oilfield Services vacuum unit loading drilling waste from another Nabors rig.

NABORS OPERATES THROUGH A GROUP OF SEMI-AUTONOMOUS BUSINESS UNITS WHICH ARE ORGANIZED ON A GEOGRAPHIC AND LINE OF BUSINESS BASIS. EACH UNIT HAS LEADING MARKET POSITIONS, HIGH-QUALITY ASSETS AND WELL-QUALIFIED AND EXPERIENCED PEOPLE. THE FOLLOWING SECTIONS ELABORATE ON THE NATURE OF EACH BUSINESS, ITS ASSETS AND MARKETS, AS WELL AS THE EVENTS AND ACCOMPLISHMENTS OF 1998 AND NEAR AND LONG-TERM PROSPECTS.

                                 CORE BUSINESS

                                 NABORS ALASKA

NABORS ALASKA IS THE MARKET LEADER OPERATING 15 DRILLING, REENTRY AND WORKOVER RIGS, PRIMARILY ON THE ARCTIC NORTH SLOPE.

      Our Alaskan drilling operations experienced significant growth in 1998 with operating income up more than 90 percent over 1997 due to a much more active North Slope resulting from the development of marginal fields. The company achieved a milestone in the fourth quarter when almost 100 percent of its North Slope rigs were being utilized. An excellent safety record also contributed to what turned out to be one of the company's best years ever.

      During the year Nabors Alaska built two new state-of-the-art rigs, both of which have five-year contracts. Additionally, we reactivated Rig 33E, previously stacked for five years, to perform under a contract to drill the North Star field. This unit also entered into a joint venture with Transocean to own and operate a coiled tubing drilling business.

      In 1999, the company expects significantly lower levels of utilization as global budget cuts impact North Slope activity. The financial effects of 1999's lower activity level should be partially offset by a full year's contributions from the two new rigs and from term commitments on several of the company's existing rigs. Long-term, the magnitude of remaining reserves and the reduced development cost as a result of the existing infrastructure bolster the outlook for this market. Nabors has consistently held a strong position in Alaska and is positioned to enjoy a significant upside when oil prices recover.

                                 CORE BUSINESS

NABORS CANADA OPERATES A DIVERSE FLEET OF DRILLING RIGS IN ALL MAJOR CANADIAN OIL AND GAS AREAS.

      The last few years were the best in decades for Nabors Canada, fueled largely by a booming natural gas market. That performance extended into early 1998, the first quarter of which was the best in the company's history. Performance during the balance of the year declined beyond normal seasonal patterns, but was partially offset by revenues attributable to seven rigs acquired from Can-Tex Drilling. This acquisition added more middle depth rigs to the Nabors' fleet, balancing the depth distribution of our rigs in the higher margin ranges while expanding our customer base.

NABORS CANADA

      The weak drilling environment is expected to continue in 1999. However, there is the potential of an increase in drilling activity as a result of additional Canadian capacity to export gas to the United States. There is currently insufficient gas production to meet Canadian domestic requirements and fill the incremental export capacity. As gas prices improve, significantly increased drilling activity will be necessary to raise gas production, particularly in the face of increasing production decline rates for natural gas in Canada.

      Going forward, the shallowest gas producing regions, which were significant contributors to the recent boom in Canadian drilling, have become less economically attractive due to very high depletion rates. This will have no incremental impact on Nabors since we have minimal presence in the ultra-shallow rig market, which saw substantial overbuilding in 1998. Future drilling is expected to place more emphasis on deeper, more sustainable reserves with correspondingly improved economics. Since Nabors has a substantial concentration of rigs in this depth range, the company is well positioned to participate in this market. Nabors' capabilities in providing high specification rigs for deeper drilling is illustrated by a recent contract to deploy a deep SCR rig to Newfoundland.

                                    [PHOTO]

Nabors Drilling Ltd. (Canada) Rig 16, drilling for deep gas at a location in the foothills of the Canadian Rocky Mountains.

                                 CORE BUSINESS

NABORS DRILLING USA OPERATES THE LARGEST, HIGHEST-QUALITY AND MOST DIVERSE DRILLING RIG FLEET AND PARTICIPATES IN ALL MAJOR OIL, GAS AND GEOTHERMAL AREAS IN THE CONTINENTAL UNITED STATES.

      Nabors Drilling USA was the first to experience the weak drilling market and was the hardest hit. This came in the wake of a two-year period of steadily increasing drilling activity that spurred demand for rigs, improving utilization and pricing within the Nabors fleet.

      As the market deteriorated in 1998 fleet utilization declined, with the average number of rigs operating per day dropping from a third quarter 1997 high of 200 to around 100 by the end of 1998. Pricing soon followed declining utilization, but remained above 1997 average levels, as did the average gross margin per rig per day.

                                  US LOWER 48

      However, our US Lower 48 operations fared better than virtually all of our competitors during this time due to a lower cost structure, the contributions of integrated rentals like top drives and rig instrumentation systems, and the benefits of a large and geographically diverse rig fleet. The broad distribution of Nabors' rigs allowed us to increase our deep rig presence in the Rocky Mountains to take advantage of new gas discoveries there, to fulfill a key customer drilling program in the Elk Hills area of California and to mobilize rigs for a significant project in Northern Mexico.

      The outlook for 1999 is flat with prospects of an upturn not likely to be felt in this market until late 1999 or the year 2000. This should be balanced somewhat by Nabors' strong presence in all US natural gas markets, the outlook for which appears better than it does for crude oil. Reductions in costs, including overhead, along with sharp reductions in capital spending should further soften the impact. We will also continue our heavy emphasis on improving our industry-leading record in safety and environmental performance in order to reduce lost time incidents, thereby improving conditions for our employees and performance for our customers. This will further benefit workers' compensation cost and reduce insurance claims. We will also accelerate the implementation of Epoch's rig instrumentation systems within the Nabors fleet, which displaces significant rental costs now paid to third parties. These efforts position this business segment to be even more profitable when the market returns.

                                    [PHOTO]

Nabors Drilling USA's Rig 727, a 25,000-foot rated SCR rig equipped with a top drive, drilling in south Louisiana.

                                    [PHOTO]

                                    [PHOTO]


Nabors Drilling USA Rig 118 crew going in the hole with a new directional drilling assembly.

                                    [PHOTO]

A Nabors Drilling International Ltd. rig, drilling at a Middle Eastern desert location.

                                 CORE BUSINESS

NABORS INTERNATIONAL OPERATES A LARGE AND DIVERSE FLEET OF LAND DRILLING RIGS IN MOST OF THE MAJOR OIL AND GAS PRODUCING AREAS WORLDWIDE.

      In 1998, Nabors International continued the steady growth trend that has characterized its business in recent years. That growth peaked in the third quarter and reversed in the fourth as global budget cuts caught up with this group.

      Our International unit still experienced the best performance in its history, due in large part to the size and diversity of our rig fleet and the ability to reallocate assets to meet demand. For instance, Nabors mobilized four rigs to respond to increased drilling activity in Bolivia, two coming from the United States and two coming from Venezuela, where utilization had declined significantly. Several rigs also were redeployed after being stacked for several years to perform contracts in Kazakhstan, Mozambique, the United Arab Emirates, Colombia and Yemen.

                                 INTERNATIONAL

      Going forward, this business segment should be stable through 1999 at year-end 1998 activity levels. This is due to the longer-term nature of these markets, the commencement of several contracts obtained in 1998 and the prospects for additional contracts in 1999. There is potential for increased drilling activity in North Africa, the Caspian Sea area and the Middle East, areas in which Nabors has significant assets.

      Longer-term, this business should benefit from the fact that it is concentrated in areas where there are long-term sustainable reserves and some of the lowest cost oil production in the world. Nabors enjoys a substantial competitive advantage in these markets because our geographic rig positioning, diverse assets and technical capabilities allow us to favorably compete for some of the most sophisticated drilling projects in the world. For example, we were recently selected by Shell for a high profile project in the Andean Mountains of Peru. Although this project did not proceed to completion, we designed and commenced construction on a high specification, very specialized rig that would have a minimum footprint to diminish the environmental impact, yet have maximum drilling capabilities. Furthermore, our large fleet of lower cost deep SCR rigs in the US Lower 48 yields an economic and timing advantage to meet incremental demand as the international markets recover.

                                 CORE BUSINESS

NABORS OFFSHORE OPERATES PLATFORM DRILLING AND PLATFORM AND JACKUP WORKOVER RIGS IN MANY OF THE WORLD'S OIL AND GAS PRODUCING OFFSHORE WATERS.

      Our offshore business unit had been experiencing steady growth in recent years, but experienced a downturn in sales and earnings in 1998. This was due to an industry-wide decline in utilization of platform rigs and a second half reduction in pricing for jackup workover rigs in the US Gulf of Mexico, attributable to lower oil prices.

      The weak financial performance has overshadowed several achievements made during 1998 that build for the future. Especially noteworthy was the establishment of important inroads into the emerging deepwater platform drilling market when a Nabors API rig was placed on a customer's SPAR platform drilling in 2,700 feet of water in the US Gulf of Mexico.

                                NABORS OFFSHORE

      Another bright spot was the performance of the company's large platform drilling rigs. These rigs maintained pricing and utilization levels due primarily to the fact that they are involved in large, multi-well, long-term drilling programs. We were also able to redeploy three Super Sundowner(R) platform workover/redrilling rigs from the US Gulf of Mexico to offshore international waters. The broader package of equipment and services that accompanies each of these rigs generates higher rates and margins. This was accomplished in the fourth quarter so the full impact of this action will not be seen until 1999.

      The outlook for 1999 is for a continuing weak market, but the future of this business unit holds significant promise. Utilization of platform and jackup workover rigs should continue to be soft and at lower rates, while platform drilling rig utilization and rates should continue to be minimally affected worldwide. We are optimistic that several major deferred projects will come to fruition as the market returns. Areas of potential include the US and Mexican areas of the Gulf of Mexico, China, Brazil, the Caspian Sea and West Africa, many of which contain deepwater prospects. Given our experience and the company's proven ability to innovate and design rigs for specific applications, such as the MASE(TM) rig's smaller, lighter footprint, the company believes it is well positioned to be a leading candidate for all of these projects.

                                    [PHOTO]

A Nabors Offshore Drilling Inc. rig drilling in the US Gulf of Mexico.

                                    [PHOTO]

                                    [PHOTOS]

Super Sundowner(R) Rig XVII, loading out at a dock in Louisiana for redeployment to an offshore platform in the Bay of Campeche.

                                OTHER BUSINESSES

CANRIG PROVIDES TOP DRIVE DRILLING SYSTEMS USED ON RIGS DRILLING FOR OIL AND GAS WORLDWIDE.

      In l998, the market for Canrig products and services experienced the downturn that affected many of our other businesses. A decline in land portable top drive sales, particularly to the Nabors fleet, was partially offset by several outside sources of revenue, notably increased participation in the international market and the introduction of a rental fleet.

      Several cost-cutting measures designed to improve financial performance were instituted during the year. These included the consolidation of manufacturing into a single facility and the introduction of a new software system to improve customer service, inventory control and manufacturing efficiency.

      In l999, this business unit should see the benefits of its l998 penetration of the ultra deepwater market, rigs capable of drilling in up to 7,500 feet of water and more. Six 750-ton units will be delivered during the coming year, establishing Canrig as one of the leaders in the offshore top drive market. Longer-term, this business unit expects to see a revitalized land market and an emerging retrofit market offshore. Canrig's highly engineered products are well positioned to participate in these markets.

                           CANRIG DRILLING TECHNOLOGY

                                    [PHOTO]

A Canrig technician making final adjustments to the pipe torque assembly of a new top drive being prepared for shipment to the customer.

                                    [PHOTO]

A Canrig 750-ton top drive (foreground), and a 500-ton top drive (background) undergoing final testing for shipment and installation on deepwater drilling rigs.

                                    [PHOTO]


An Epoch RigWatch(TM) drilling instrumentation system control panel undergoing final assembly and testing.

                                OTHER BUSINESSES

EPOCH PROVIDES SOPHISTICATED DRILLING OPERATIONS SOFTWARE AND INSTRUMENTATION SYSTEMS THAT ACCUMULATE, ANALYZE AND REPORT DRILLING DATA. THE COMPANY ALSO OFFERS MUDLOGGING AND GEOLOGIC CONSULTING SERVICES.

      During 1998, Epoch continued the growth curve it began when Nabors acquired it in 1996, although that growth slowed somewhat in the last quarter. The year brought two significant developments, the launching of our RigWatch(TM) product and the acquisition of C.A.P.E. International, a developer of software for rig and well operations data reporting and storage. The integration of these two businesses, coupled with our mudlogging and geologic expertise, provides a complete package of data accumulation and storage that holds great promise for improving drilling planning and operational efficiency.

      Growth in 1999 should continue, but at a reduced rate. External sales are expected to be lower, offset somewhat by contributions from markets outside the continental US. Epoch's reduced external sales will be substantially replaced by accelerated internal sales to the Nabors fleet as the company displaces the third party rental cost of competitive products. This not only results in increased sales for Epoch, but improved operating performance for Nabors as a whole.

                              EPOCH WELL SERVICES

                                     [PHOTO]


An Epoch RigWatch(TM) drilling instrumentation system display screen.

                                OTHER BUSINESSES

PEAK OILFIELD SERVICES SPECIALIZES IN OILFIELD HAULING, RIG MOVING, SITE CONSTRUCTION AND FACILITIES AND EQUIPMENT MAINTENANCE.

      1998 was a good year for our 50 percent owned Peak joint venture, with operating income approaching record levels. This resulted from an active rig moving and specialized heavy hauling business on the North Slope through the first three quarters and growth in the company's US Lower 48 operations. Beginning in 1999, Peak will no longer be consolidated into our results, but rather be reported as other income.

      The outlook for 1999 is for a significant reduction in business as a result of decreased rig activity in both Alaska and the Lower 48. This financial impact should be offset to some extent by several new projects and ongoing facilities and equipment maintenance contracts. Our heavy civil construction business has had a favorable impact on our results in the past year and should continue to do so.

      Peak will continue to look at potential acquisitions during the coming year that will expand product lines and increase the number of areas in which the company operates. The objective of this is to position the company for greater profitability when the market improves.

                             PEAK OILFIELD SERVICES

                                    [PHOTO]

Nabors Alaska Drilling Rig 28E at the Prudhoe Bay west dock, loading to a barge for transport to the Badami Field.

                                    [PHOTO]

Peak Oilfield Services crew unloading a new crew quarters module for assembly at Prudhoe Bay.

NABORS OPERATES THE WORLD'S LARGEST, HIGHEST QUALITY AND MOST DIVERSE FLEET OF LAND AND OFFSHORE PLATFORM RIGS IN NUMEROUS AREAS THROUGHOUT THE WORLD. THE MAJORITY OF OUR RIGS ARE RATED FOR DEEP, MORE SOPHISTICATED DRILLING APPLICATIONS. WE HAVE A LARGE CONCENTRATION OF PREMIUM ELECTRIC (SCR) RIGS, WHICH ARE GENERALLY PREFERRED FOR DIRECTIONAL, HORIZONTAL AND MORE DIFFICULT WELLS. MANY OF OUR RIGS ARE HIGHLY SPECIALIZED AND SOPHISTICATED DESIGNS FOR USE IN SOME OF THE WORLD'S MOST CHALLENGING LOCATIONS AND ENVIRONMENTS.

                           OUR OPERATIONS AT A GLANCE.

US LOWER 48 RIG FLEET            Less than 10,000'  10,000' to 14,999'  15,000' to 19,999'  20,000' and Deeper
300 ACTIVELY MARKETED RIGS*      ----------------    ----------------    ----------------    ----------------
                                  Mech       SCR      Mech      SCR       Mech      SCR       Mech       SCR     Total
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------
SOUTHERN DIVISION
  East Texas District                                    11         2         6        14                   9        42
  South Texas District                                    6         3                  19                  10        38
  Gulf Coast District                                     1         1         3         4         3        15        27
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------
SOUTHWEST DIVISION
  Arkoma District                    10                   9         3        10         8         1        13        54
  California District                 7         1         3         7         1         5                   6        30
  West Texas District                 7                  17                   7         2         2         1        36
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------
WESTERN DIVISION
  Wyoming District                    9         2        19         3        12         2         1         4        52
  North Dakota District                                   8                  11         2                            21
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------
Total                                33         3        74        19        50        56         7        58       300
                                 ------    ------    ------    ------    ------    ------    ------    ------    ------

*As of December 31, 1998.

LAND RIG FLEET                 Less than     10,000'      15,000'     20,000'
400 ACTIVELY MARKETED RIGS*     10,000'     to 14,999'   to 19,999'  and Deeper      Total
                               ---------    ---------    ---------    ---------    ---------
ALASKA
  North Slope                                       4            3            5           12
  Kenai/Cook Inlet                                  1            2                         3
                               ---------    ---------    ---------    ---------    ---------
INTERNATIONAL
  Houston                                                                     1            1
  Africa                                            1            1                         2
  Far East/Southeast Asia                                                     2            2
  CIS                                               3            1            2            6
  Middle East                          3            7            4            5           19
  South and Central America            1            8            4            7           20
                               ---------    ---------    ---------    ---------    ---------
US LOWER 48                           36           93          106           65          300
                               ---------    ---------    ---------    ---------    ---------
CANADA                                15            6            9            5           35
                               ---------    ---------    ---------    ---------    ---------
TOTAL                                 55          123          130           92          400
                               ---------    ---------    ---------    ---------    ---------

*  As of December 31, 1998.

                                                            Super
OFFSHORE RIG FLEET               MASE(TM)     Sundowner(R) Sundowner(R) Platform
36 ACTIVELY MARKETED RIGS*       Drilling      Workover     Workover    Drilling       Jackup       Barge          Total
                                 ---------    ---------    ---------    ---------    ---------    ---------      ---------
INTERNATIONAL
  Middle East                                                                                1                           1
  South and Central America              1                         1                                                     2
  CIS                                                 1                                                                  1
  Europe and Africa                                   1            1                                                     2
                                 ---------    ---------    ---------    ---------    ---------    ---------      ---------
GULF OF MEXICO                           2            6            5            7            5            5**           30
                                 ---------    ---------    ---------    ---------    ---------    ---------      ---------
TOTAL                                    3            8            7            7            6            5**           36
                                 ---------    ---------    ---------    ---------    ---------    ---------      ---------

*  As of December 31, 1998.

** Number includes three P&A barges.

                               NABORS INDUSTRIES
                            SELECTED FINANCIAL DATA

                    (In thousands, except per share amounts)

                                                 Twelve
                                               Months Ended          Three
                                Year Ended     December 31,      Months Ended               Year Ended September 30,
                               December 31,    (Unaudited)       December 31,     --------------------------------------------
OPERATING DATA(1)                 1998           1997(2)             1997            1997            1996            1995
                               -----------     -----------        -----------     -----------     -----------     -----------
Revenues                       $   968,157     $ 1,115,032        $   302,806     $ 1,029,303     $   719,743     $   572,788
Operating expenses:
  Direct costs                     623,844         774,856            199,714         737,780         539,665         434,097
  General and admin-
    istrative expenses              77,026          72,478             18,580          68,616          56,862          49,094
  Depreciation and
    amortization                    84,949          72,350             20,313          66,391          46,117          31,042
  Merger expenses                     --              --                 --             1,755            --              --
  Provision for reduc-
    tion in carrying
    value of assets                   --              --                 --              --              --              --
                               -----------     -----------        -----------     -----------     -----------     -----------
Operating income                   182,338         195,348             64,199         154,761          77,099          58,555
Interest income
  (expense), net                   (13,983)        (14,387)            (3,886)        (13,098)         (9,189)         (5,917)
Other income, net                   31,626          28,502              2,303          40,747          13,690           5,990
                               -----------     -----------        -----------     -----------     -----------     -----------
Income before
  income taxes                     199,981         209,463             62,616         182,410          81,600          58,628
Income taxes                        74,993          73,443             21,289          67,602          11,100           7,524
                               -----------     -----------        -----------     -----------     -----------     -----------
Net income                     $   124,988     $   136,020        $    41,327     $   114,808     $    70,500     $    51,104
                               -----------     -----------        -----------     -----------     -----------     -----------
Net income per
  diluted share                $      1.16     $      1.24        $       .37     $      1.08     $       .75     $       .57
Weighted average
  number of diluted
  shares outstanding               112,555         113,793            116,427         111,975          93,752          89,655
Capital expenditures
  and acquisitions
  of businesses                $   313,464     $   381,009        $    84,038     $   396,668     $   174,483     $   144,560

                                                          Year Ended September 30,
                               -----------------------------------------------------------------------------
OPERATING DATA(1)                 1994               1993            1992            1991           1990
                               -----------        -----------     -----------     -----------    -----------
Revenues                       $   484,268        $   419,406     $   312,407     $   264,239    $   153,920
Operating expenses:
  Direct costs                     369,677            313,458         215,939         187,873        111,405
  General and admin-
    istrative expenses              47,770             45,257          45,237          35,923         22,900
  Depreciation and
    amortization                    26,241             22,434          16,526          10,119          5,232
  Merger expenses                    1,595               --              --              --             --
  Provision for reduc-
    tion in carrying
    value of assets                 29,686(3)            --              --              --             --
                               -----------        -----------     -----------     -----------    -----------
Operating income                     9,299             38,257          34,705          30,324         14,383
Interest income
  (expense), net                    (5,778)            (7,733)         (4,349)            551          1,153
Other income, net                    2,718             11,593           5,559           2,395          3,341
                               -----------        -----------     -----------     -----------    -----------
Income before
  income taxes                       6,239             42,117          35,915          33,270         18,877
Income taxes                         4,889              3,559           2,175           3,546          2,476
                               -----------        -----------     -----------     -----------    -----------
Net income                     $     1,350        $    38,558     $    33,740     $    29,724    $    16,401
                               -----------        -----------     -----------     -----------    -----------
Net income per
  diluted share                $       .02        $       .50     $       .45     $       .42    $       .26
Weighted average
  number of diluted
  shares outstanding                85,620             77,806          74,666          70,728         62,251
Capital expenditures
  and acquisitions
  of businesses                $    62,907        $    84,752     $    61,124     $    88,104    $    73,943

                                    As of December 31,                         As of September 30,
                               ---------------------------        --------------------------------------------
BALANCE SHEET DATA(1)             1998            1997                1997            1996            1995
                               -----------     -----------        -----------     -----------     -----------
Cash and short-term
  marketable securities        $    23,450     $    12,606        $    11,044     $   104,027     $    15,334
Working capital                     21,157          62,571             70,872         172,091          33,892
Property, plant and
  equipment, net                 1,127,154         923,402            861,393         511,203         393,464
Long-term mar-
  ketable securities                23,890          29,529             42,279          11,839           9,645
Total assets                     1,450,242       1,281,306          1,234,232         871,274         593,272
Long-term obligations              217,034         226,299            229,507         229,504          51,478
Stockholders' equity               867,469         767,340            727,843         457,822         368,750
Funded debt to
  capital ratio                     0.26:1          0.27:1             0.27:1          0.35:1          0.20:1

                                                                As of September 30,
                               -----------------------------------------------------------------------------
BALANCE SHEET DATA(1)              1994               1993            1992            1991           1990
                               -----------        -----------     -----------     -----------    -----------
Cash and short-term
  marketable securities        $    45,232     $    70,458        $    14,783     $    15,139     $    29,332
Working capital                     77,248         113,653             33,831          15,650          40,956
Property, plant and
  equipment, net                   283,141         270,865            220,761         185,543         109,928
Long-term mar-
  ketable securities                20,266            --                 --              --              --
Total assets                       490,273         493,927            339,930         285,615         226,846
Long-term obligations               61,879          73,109             49,294          37,489          37,729
Stockholders' equity               317,424         307,583            201,058         157,302         117,335
Funded debt to
  capital ratio                     0.21:1             0.24:1          0.28:1          0.24:1         0.27:1

(1) The results of operations and financial position for all years prior to 1995 have been retroactively restated to include the results of operations and financial position of Sundowner Offshore Services, Inc., which was merged with the Company during October 1994. Other acquisitions' results of operations and financial position have been included beginning on the respective dates of acquisition and include New Prospect Drilling Company (May 1998), Can-Tex Drilling & Exploration, Ltd. land rigs (May 1998), Veco Drilling, Inc. land rigs (November 1997), Diamond L Drilling & Production land rigs (November 1997), Cleveland Drilling Company, Inc. (August 1997), Chesley Pruet Drilling Company (April 1997), Adcor-Nicklos Drilling Company (January 1997, retroactive to October 1996), Noble Drilling Corporation land rigs (December 1996), Exeter Drilling Company and its subsidiary, J.W. Gibson Well Services Company ("Gibson") (April 1996), Delta Drilling Company (January 1995), Grace Drilling Company (June 1993), Henley Drilling Company (November 1990) and Loffland Brothers Company (March 1990). The results of operations also reflect the disposition of the Company's UK North Sea (November 1996) and Gibson (January 1998) operations.

(2) Represents unaudited recast financial data for the twelve months ended December 31, 1997. This data was derived by adjusting the audited results for the year ended September 30, 1997 to exclude the unaudited results for quarter ended December 31, 1996 and to include the audited results for the three months ended December 31, 1997.

(3) Represents reduction in carrying value of the Company's Yemen logistical assets and inventory, as well as facility closure costs in certain international areas, including Yemen, totaling $.35 per share.

                               NABORS INDUSTRIES

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal Year 1998 Compared to
Twelve Months Ended December 31, 1997

      The Company changed its fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. The three month transition period from October 1, 1997 through December 31, 1997 (the "Transition Period") preceded the start of the new fiscal year. This discussion compares the results of operations for the year ended December 31, 1998 ("1998") with the unaudited recast results of operations for the twelve months ended December 31, 1997 ("1997"). The results of operations for the twelve months ended December 31, 1997 were derived by adjusting the audited results for the year ended September 30, 1997 to exclude the unaudited results for the quarter ended December 31, 1996, and to include the audited results for the three months ended December 31, 1997.

      Company revenues for 1998 totaled $968.2 million, representing a $146.9 million or 13% decrease compared to 1997. Operating income and net income for 1998 totaled $182.3 million and $125.0 million ($1.16 per diluted share), respectively, representing a decrease of 7% and 8% compared to 1997.

      Throughout 1997 the Company benefited from increased active rig counts and improvements in rig pricing associated with the increased demand for drilling and workover rigs. During the fourth quarter of 1997, an imbalance began to develop in the supply and the demand for crude oil. A reduction in demand growth rates was brought about by the Asian recession and two consecutively warmer than normal winters in North America. The supply of crude oil increased as a result of increased production quotas by the Organization of Petroleum Exporting Countries (OPEC) and renewed production by Iraq. The resulting excess supply of crude oil caused significant declines in oil prices during 1998. Crude oil prices averaged $14.38 per barrel during 1998 compared to $20.58 per barrel during 1997. During the fourth quarter of 1998, crude oil prices averaged $12.90 per barrel, representing the lowest inflation adjusted oil prices in history. Natural gas prices were also lower during 1998 as warmer than normal winters in North America during 1997 and 1998 resulted in weaker demand. Reduced prices for oil and gas led to a sharp decline in the demand for drilling and workover services as oil and gas companies significantly reduced capital spending for exploration, development and production activities.

      The Company's US Lower 48 operation was the first and most severely impacted by the steadily weakening market. The total US land rig count averaged 699 during 1998 compared to 822 during 1997. The rig count continued to decline throughout 1998 and was down to 500 rigs by year end. The area next impacted was the Company's offshore workover rigs operating in the Gulf of Mexico. By the end of 1998, substantially all of the Company's areas of operation experienced a deteriorating market outlook. The active US land rig count has continued to decline subsequent to year end and, if the weakness in oil and gas prices deepens or continues, it is likely that there will be further deterioration in rig utilization and rig dayrates in the US Lower 48, as well as in the Company's other areas of operation. As a result, significantly lower levels of revenues and profitability are anticipated for 1999.

      The following tables set forth information with respect to the Company's operating segments, the Company's rig activity and certain industry data:


                                                    Twelve Months Ended
                                      Year Ended      December 31,         Year Ended September 30,       Increase (Decrease)
                                      December 31,     (Unaudited)       ---------------------------   -------------------------
(In thousands, except percentages)       1998            1997(1)             1997            1996             1998 to 1997(1)
                                      -----------     -----------        -----------     -----------   -------------------------
Revenues:
  Contract drilling                   $   872,717     $ 1,018,445        $   940,941     $   657,509   $  (145,728)          (14%)
  Manufacturing and logistics             111,188         125,992            115,051          76,956       (14,804)          (12%)
  Other(2)                                (15,748)        (29,405)           (26,689)        (14,722)       13,657            46%
                                      -----------     -----------        -----------     -----------   -----------   -----------
                                      $   968,157     $ 1,115,032        $ 1,029,303     $   719,743   $  (146,875)          (13%)
                                      -----------     -----------        -----------     -----------   -----------   -----------
Operating income (loss):
  Contract drilling                   $   181,793     $   193,553        $   157,879     $    82,941   $   (11,760)           (6%)
  Manufacturing and logistics              15,861          19,540             13,428           7,317        (3,679)          (19%)
  Other(2)                                (15,316)        (17,745)           (16,546)        (13,159)        2,429            14%
                                      -----------     -----------        -----------     -----------   -----------   -----------
                                      $   182,338     $   195,348        $   154,761     $    77,099   $   (13,010)           (7%)
                                      -----------     -----------        -----------     -----------   -----------   -----------
                                           Increase (Decrease)
                                      -------------------------
(In thousands, except percentages)            1997 to 1996
                                      -------------------------
Revenues:
  Contract drilling                   $   283,432            43%
  Manufacturing and logistics              38,095            50%
  Other(2)                                (11,967)          (81%)
                                      -----------   -----------
                                      $   309,560            43%
                                      -----------   -----------
Operating income (loss):
  Contract drilling                   $    74,938            90%
  Manufacturing and logistics               6,111            84%
  Other(2)                                 (3,387)          (26%)
                                      -----------   -----------
                                      $    77,662           101%
                                      -----------   -----------

(1) Represents unaudited recast segment information provided for comparative purposes.

(2) Includes the elimination of inter-segment transactions and unallocated corporate expenses.


                                   Year            Twelve
                                   Ended        Months Ended       Year Ended September 30,
                                December 31,    December 31,     -----------------------------
                                   1998             1999             1997             1996
                               ------------     ------------     ------------     ------------
Rig activity:(1)
  Rig years(2)                        204.1            268.8            258.4            181.1
  Rig utilization                        48%              66%              65%              58%

(1)  Excludes labor contracts and Gibson workover and well servicing rigs.

(2) Rig years represent a measure of the number of equivalent rigs operating during a given period. For example, one rig operating 182.5 days during a 365-day period represents 0.5 rig years.


                        Year             Twelve
                        Ended         Months Ended     Year Ended September 30,
                      December 31,    December 31,    ----------------------------
                         1998             1997            1997            1996
                      ------------    ------------    ------------    ------------
Average West Texas
  intermediate
  crude oil spot
  ($/bbl)(1)          $      14.38    $      20.58    $      21.78    $      20.50
Average US
  natural gas spot
  ($/mcf)(1)          $       2.00    $       2.36    $       2.43    $       2.11
Average US land
  rig count(2)                 699             822             788             651
Average Interna-
  tional land rig
  count(2)                     504             557             556             553

(1) Source: Bloomberg

(2) Source: Baker Hughes

      Contract drilling revenues totaled $872.7 million during 1998, representing a 14% decrease compared with 1997. Equivalent rig years decreased to 204.1 years during 1998 from an average of 268.8 years during 1997. The decrease in revenues and rig activity is primarily attributable to the decline in drilling activity for the Company's US Lower 48 operation. These decreases were partially offset by increased revenues from the Company's Alaska and International operations.

      The Alaska drilling operation showed significant improvements over 1997 as revenues increased by 52%. This increase was attributable to increased North Slope drilling activity resulting from the development of marginal fields. Increased demand led to an average of 10.5 rig years during 1998, an increase over 1997 of 3.4 rig years, and improved dayrates. The Alaska operation completed construction of two new 1,000 horsepower redrilling and recompletion drilling rigs, 7ES and 9ES, which commenced five-year contracts during the fourth quarter of 1998. Additionally, the Company reactivated and modified a rig that had been stacked for a number of years. This rig began operations during the second quarter of 1998. The Company also entered into a joint venture during 1998, which operates a coiled tubing drilling rig in Alaska. This rig commenced operations during the second quarter.

      Canadian revenues were 23% lower than the prior year as a result of lower equivalent rig years associated with the reduced demand for drilling services. Equivalent rig years totaled 15.1 years during 1998 compared to 22.1 years during 1997. The impact of the decline in drilling activity was somewhat mitigated by improved average dayrates during 1998. The Canadian results also benefited from the purchase of seven rigs from Can-Tex Drilling & Exploration, Ltd. during the second quarter of 1998.

      US Lower 48 revenues decreased by 32% during 1998 as a result of lower equivalent rig years associated with the reduced demand for drilling services. Equivalent rig years and utilization totaled 132.3 years and 43%, respectively, during 1998, down significantly from 187.6 years and 64% during 1997. The decline in equivalent rig years in the US Lower 48 during 1998 was more prevalent for the Company's shallower mechanical rig fleet; however, all rig categories were adversely affected. The Company's deep drilling, silicon-controlled rectifier (SCR) rigs typically command higher dayrates and these rigs represented a larger percentage of the Company's working rigs in the US Lower 48 during 1998. Average US Lower 48 dayrates were higher than 1997, but were trending lower by the end of 1998. Additionally, revenues were negatively impacted by the January 1998 sale of Gibson, the Company's land workover and well servicing operation.

      International operation revenues increased by 18% despite equivalent rig years decreasing during 1998 to 24.7 years from 27.4 years during 1997. Middle Eastern revenues increased during 1998 as a result of increased drilling activity in Yemen and the United Arab Emirates as compared to 1997. Additionally, increased rental activity, improved dayrates and the recognition of mobilization and demobilization profits in Saudi Arabia contributed to improved results even though equivalent rig years were lower during 1998. Middle Eastern revenues were negatively impacted during 1998 by fewer operating days for the OceanMaster VIII, a jackup drilling rig. African revenues increased during 1998 as a result of additional drilling activity in Gabon and Mozambique associated with new contracts that commenced during December 1997 and July 1998, respectively. South and Central American revenues were essentially equivalent to the prior year as a decline in drilling activity in Venezuela was offset by new contracts for four rigs in Bolivia. Two of these rigs commenced operations at the end of the third quarter and two commenced operations during the fourth quarter of 1998. Additionally, a new contract for one rig in Colombia positively impacted South and Central American results during 1998.

      Offshore revenues decreased by 4% during 1998 as a result of a significant decline in activity for the Company's platform workover rigs operating in the Gulf of Mexico. The demand for this class of rig was the first to decline within the Company's offshore operation as a result of weaker crude oil and natural gas prices. The resulting decline in offshore revenues was partially offset by increased platform workover revenues in international areas due in part to the redeployment of three Super Sundowner(R) rigs to offshore Mexico for new contracts during the fourth quarter of 1998. Additionally, the average dayrates for all classes of rigs operating in the Gulf of Mexico and internationally improved during 1998.

      Manufacturing and logistics revenues were $111.2 million during 1998, as compared to $126.0 million during 1997, representing a 12% decrease. Canrig revenues decreased significantly as a result of a decline in land portable top drive sales, particularly to the Nabors fleet. This decrease in top drive sales was somewhat mitigated by the introduction of a top drive rental fleet during the year. Revenues for Epoch, the Company's drilling operation software and instrumentation provider, and Peak Oilfield Services, the Company's Alaskan construction and logistics joint venture, were relatively flat as a result of steady activity levels.

      The following table sets forth selected consolidated financial information of the Company expressed as a percentage of total operating revenues:


                                          Twelve
                          Year          Months Ended
                         Ended          December 31,         Year Ended September 30,
                      December 31,      (Unaudited)       -----------------------------
(In thousands)            1998           1997(1)             1997             1996
                      ------------     ------------       ------------     ------------

Revenues                       100%             100%               100%             100%
                      ------------     ------------       ------------     ------------
Operating
  expenses:
  Direct costs                64.4%            69.5%              71.7%            75.0%
  General and
    administrative
    expenses                   8.0%             6.5%               6.7%             7.9%
  Depreciation and
    amortization               8.8%             6.5%               6.4%             6.4%
  Merger expenses             --               --                   .2%            --
                      ------------     ------------       ------------     ------------
    Operating
      expenses                81.2%            82.5%              85.0%            89.3%
                      ------------     ------------       ------------     ------------
Operating income              18.8%            17.5%              15.0%            10.7%
Other income                   1.8%             1.3%               2.7%              .6%
                      ------------     ------------       ------------     ------------
Income before
  income taxes                20.6%            18.8%              17.7%            11.3%
Income taxes                   7.7%             6.6%               6.5%             1.5%
                      ------------     ------------       ------------     ------------
Net income                    12.9%            12.2%              11.2%             9.8%
                      ------------     ------------       ------------     ------------

(1) Represents unaudited recast financial information provided for comparative purposes.

      Direct costs as a percentage of revenues decreased to 64% during 1998 as compared to almost 70% during 1997. The resulting increase in the gross margin percentage during 1998 is the result of improved margins for several of the Company's operations and an increased percentage of the Company's revenues being generated by the Company's more profitable areas of operation. During 1998, the Company benefited from cost-cutting efforts in the US Lower 48, as well as higher margins associated with increased average dayrates in Alaska, Canada, the US Lower 48 and several international areas. The increase in US Lower 48 margins during 1998 was due in part to an increased percentage of the Company's operating rigs being of the deep drilling, SCR type as compared to 1997. Additionally, a lower percentage of the Company's revenues were derived from the US Lower 48 operation, which increased the overall gross margin percentage. Contracts in the US Lower 48 generally earn a lower gross margin percentage than Gulf of Mexico, Alaska and international contracts. Also contributing to the increase in the gross margin percentage was the January 1998 sale of Gibson, the Company's lower margin land workover and well servicing operation.

      General and administrative expenses as a percentage of revenues increased during 1998 as a result of increased support costs associated with the growth in activity levels throughout 1997 and the anticipated growth through 1998. As the demand for drilling and workover services weakened during 1998, these costs represented a larger percentage of revenues. General and administrative expenses for 1999 should better reflect the reduction in activity levels.

      Depreciation expense as a percentage of revenues increased during 1998 as a result of the decrease in revenues, significant capital expenditures and a number of acquisitions completed during 1997 and 1998. Other income increased during 1998 as compared to 1997.

     Other income during 1998 included an approximate $16.0 million pre-tax gain recognized on the sale of the Gibson operation.

      Other income also included gains on physical damage insurance claims of $15.0 million and dividend income totaling $4.1 million during 1998. Unrealized holding losses on marketable equity securities of $4.3 million reduced other income.

     Other income during 1997 included an $8.8 million gain recorded on the exercise of warrants received in connection with the sale of the Company's UK North Sea operation in November of 1996. Other income also included $1.6 million in realized and unrealized gains from equity security transactions, $.5 million of dividend income and gains on sales of long-term assets and businesses amounting to $6.6 million.

      The effective tax rate for 1998 was 37.5%, as compared to 35.0% for the prior year period.

Fiscal Year 1997 Compared to Fiscal Year 1996

      Company revenues for fiscal year 1997 ("Fiscal 1997") totaled $1,029.3 million, representing a $309.6 million or 43% increase compared to fiscal year 1996 ("1996"). Operating income during Fiscal 1997 totaled $154.8 million, compared to $77.1 million during 1996, representing an increase of 101%. Net income totaled $114.8 million ($1.08 per fully diluted share) during Fiscal 1997, compared to $70.5 million ($.75 per fully diluted share) during the prior year. The significant improvements in operating results during Fiscal 1997 reflected a number of positive trends and developments in each of the Company's businesses. Most notable was the convergence of the supply and demand for rigs on a worldwide basis. The continued attrition in the supply of quality rigs, coupled with an increase in demand, exerted upward pressure on rig pricing, which had a correspondingly positive effect on the Company's results. The same situation also generated higher utilization in almost all of the Company's operating areas. This year's results also benefited from the contribution of several acquisitions in the Company's US Lower 48 unit and continued strong oil and natural gas prices. Net income was also positively affected during Fiscal 1997 by a gain on the sale of the Company's UK North Sea operation during November 1996. Partially offsetting these increases was an increase in the Company's effective tax rate to 37% during Fiscal 1997 from 14% during 1996, resulting from non-cash US federal deferred income taxes, which reduced net income.

      Contract drilling revenues totaled $940.9 million during Fiscal 1997, representing a 43% increase over 1996. Equivalent rig years increased to 258.4 years during Fiscal 1997 from an average of 181.1 years during 1996. This increase in revenues and rig years was primarily attributable to a significant increase in activity for the Company's US Lower 48 operations.

      Drilling revenues in Alaska were flat as increased dayrates were offset by a decrease in equivalent rig years.

      Canada operation revenues increased 90% during Fiscal 1997 as a result of the contribution of nine land rigs purchased from Noble Drilling Corporation during December 1996, as well as an improvement in dayrates and rig utilization as compared to 1996.

      US Lower 48 revenues increased 81% as a result of contributions from the acquisition of Exeter Drilling Company and its subsidiary Gibson during April 1996; the December 1996 purchase of the Noble Drilling Corporation land rigs; the acquisition of Adcor-Nicklos Drilling Company ("Adcor") during January 1997, which was accounted for as a pooling-of-interests with Adcor results retroactively included to October 1, 1996; and the acquisition of the Chesley Pruet Drilling Company land rigs during April 1997. Additionally, dayrates and rig utilization improved in the US Lower 48 as a result of increased rig demand, primarily for deep drilling SCR rigs.

      International operation revenues increased by 25% during Fiscal 1997. Middle Eastern revenues increased significantly compared to 1996 due to new contracts in Saudi Arabia for six rigs, three of which commenced operations during the third quarter of 1996 and three of which commenced operations during the second quarter of Fiscal 1997. Additionally, a jackup rig began operating in the Persian Gulf during March 1997. Commonwealth of Independent States (CIS) revenues increased as a result of increased rig activity in Kazakhstan during Fiscal 1997. South and Central American revenues decreased by 17% compared to 1996. The decrease was primarily attributable to lower rig activity in Venezuela and the completion of two contracts in Costa Rica during 1996.

     Revenues for the offshore operation increased by 35% during Fiscal 1997 as a result of increased equivalent rig years and higher dayrates for the Company's platform drilling rigs and platform workover rigs, as well as higher dayrates for the Company's jackup workover rigs as compared to 1996. Platform drilling equivalent rig years increased in part as a result of the newly constructed MASE TM rigs 802 and 803, which began working during June 1996 and November 1996, respectively. Additionally, two land rigs adapted for platform drilling applications began working in the Gulf of Mexico during June 1996 and August 1997. In international offshore areas, MASE TM rig 801 began operations in Trinidad during January 1996 and Super Sundowner(R) XII was redeployed from the Gulf of Mexico and began operations in Brazil during December 1996. Jackup workover rig years in the Gulf of Mexico were lower than 1996 as a result of two rigs that were down for repairs during the third quarter of Fiscal 1997.

      Manufacturing and logistics revenues were $115.1 million during Fiscal 1997, representing a 50% increase as compared to 1996. Canrig revenues increased significantly due to increased top drive sales to both Nabors and external customers as compared to 1996. Additionally, the acquisition of Epoch, the Company's drilling operation software and instrumentation provider, at the beginning of Fiscal 1997 positively impacted revenues. Revenues for Peak Oilfield Services, the Company's Alaskan construction and logistics joint venture, were also higher than the prior year period as a result of increased activity.

      Direct costs as a percentage of revenues decreased to 72% during Fiscal 1997 compared to 75% during 1996. The resulting increase in the gross margin percentage during Fiscal 1997 is largely the result of improved margins in essentially all of the Company's operations on the strength of improved dayrates. Partially offsetting the increase in dayrates was the impact of an increased percentage of the Company's revenues being derived from the Company's US Lower 48 operations, as these contracts are usually at a lower gross margin percentage than Gulf of Mexico, Alaska and international contracts.

      General and administrative expenses as a percentage of revenues decreased during Fiscal 1997 due primarily to the increase in revenues for the US Lower 48 operations, since these expenses were spread over a larger revenue base.

      Merger expenses of $1.8 million, relating to the merger with Adcor, were recorded during the first quarter of Fiscal 1997.

      Interest expense increased during Fiscal 1997 as a result of the interest associated with the $172.5 million 5% Convertible Subordinated Notes issued on May 28, 1996 (the "5% Notes"). Interest income increased during Fiscal 1997 due to the higher average cash and cash equivalent balances that resulted from investing the remaining proceeds from the 5% Notes.

      Other income increased during Fiscal 1997, primarily due to a $29.9 million gain recorded on the sale of the Company's UK North Sea operation in which the Company received approximately $36.0 million plus the value of working capital in cash, as well as 10.8 million four-year warrants to acquire stock in Abbot Group plc. The Company subsequently exercised the warrants throughout Fiscal 1997 and recognized a gain of $8.8 million. Other income for Fiscal 1997 also included $2.6 million in realized and unrealized gains from equity security transactions, $.6 million of dividend income, and gains on sales of long-term assets amounting to $2.2 million. The Company also recorded foreign currency gains totaling $.9 million during Fiscal 1997. During Fiscal 1997, the Venezuelan bolivar devalued by approximately 6%. As a result of the devaluation, the Company recognized an insignificant translation gain as the Company had a bolivar denominated net monetary liability position. The Company continues to reduce its net monetary position in Venezuela by borrowing in the local currency. The Company increased its exposure to foreign currency devaluation in Saudi Arabia during Fiscal 1997 and 1996 as a result of increased activity there resulting from a number of new drilling contracts. The Company has offset a portion of its foreign currency exposure in Saudi Arabia through the use of forward exchange contracts.

      Other income during 1996 included $4.9 million in realized and unrealized gains from equity securities transactions and $.5 million in dividend income. Also included were gains on dispositions of long-term assets totaling $7.2 million. Foreign currency gains totaled $.5 million during 1996, relating primarily to Venezuela.

      During Fiscal 1997, the Company began recording non-cash US federal deferred income taxes based on the relationship between the amount of the Company's unused US federal net operating loss carryforwards ("US NOL") and the temporary differences between the book basis and tax basis in the Company's assets. The temporary differences primarily arise from using accelerated depreciation for tax return purposes as compared to a lower depreciation amount recorded for financial statement purposes. Additionally, the Company recorded higher UK taxes during Fiscal 1997 as a result of the sale of the UK operation, resulting in a 1997 effective tax rate of 37% compared to an effective tax rate of 14% for 1996. The current and deferred income tax provisions for 1996 related primarily to foreign operations as substantially all of the US taxable income and temporary differences between the book basis and tax basis of the Company's assets were offset by available US NOL.

LIQUIDITY AND CAPITAL RESOURCES

      The Company generates significant cash from operations and has substantial borrowing capacity under various credit facility arrangements. Additionally, the Company has access to public debt and equity capital markets. The Company's senior unsecured debt rating as provided by Moody's Investor Service and Standard & Poor's is "A3" and "BBB+", respectively.

      The Company had working capital of $21.2 million as of December 31, 1998, representing a $41.4 million decrease as compared to December 31, 1997. The decrease in working capital is primarily attributable to a $68.8 million decrease in accounts receivable resulting from the sharp decline in drilling activity during 1998 and the normal levels of collection. Additionally, a $19.2 million increase in short-term borrowings for general corporate purposes and capital expenditures further reduced the Company's working capital. These decreases were offset by increased other current assets associated with casualty insurance claim receivables, increased cash balances amounting to $11.1 million, and lower trade payables and accrued liabilities associated with the reduction in drilling activity. The Company's other long-term obligations increased $32.4 million during 1998, primarily as a result of an increase in deferred revenues on long-term contracts. The Company's ratio of funded debt to funded debt plus stockholders' equity, commonly referred to as the debt to capital ratio, was 0.26:1 as of December 31, 1998 as compared to 0.27:1 as of December 31, 1997. The improvement in the debt to capital ratio is the result of increased stockholders' equity resulting primarily from the Company's earnings.

      Net cash provided by operating activities totaled $281.7 million during 1998. Net income was increased for non-cash items such as depreciation and deferred taxes and cash was provided from changes in the Company's working capital accounts, primarily a reduction in accounts receivable.

      Net cash used for investing activities totaled $276.3 million during 1998. Cash paid for acquisitions and capital expenditures represented the primary uses of cash during 1998. Additionally, cash was used to purchase marketable securities classified as available-for-sale. Cash was provided by the disposition of long-term assets and businesses, primarily the sale of Gibson.

      Financing activities provided cash totaling $5.7 million during 1998, as cash was provided by short-term borrowings and used for reductions in long-term obligations.

      The Company's cash and cash equivalents and short-term investments in marketable securities totaled $23.5 million as of December 31, 1998. In addition, the Company had long-term investments in marketable securities of $23.9 million. The Company currently has credit facility arrangements with various banks with total availability of $254.6 million. As of December 31, 1998, remaining availability, after borrowings on the facilities and outstanding letters of credit, totaled approximately $166.5 million.

      On March 9, 1999, the Company issued $325.0 million of 6.80% senior unsecured notes due April 15, 2004 (the "6.80% Notes"). Interest on the 6.80% Notes is payable semi-annually on April 15 and October 15 each year, commencing on October 15, 1999. The proceeds from the issuance of the 6.80% Notes are expected to be used to repay certain short-term and long-term borrowings of the Company and, if the acquisition of Bayard is completed, certain senior bank debt and equipment notes of Bayard. The remaining proceeds will be used for general corporate purposes, including but not limited to working capital, investment in subsidiaries, retirement of other indebtedness if economically prudent and possible future business acquisitions.


      The Company may also offer and sell up to $25 million in debt securities, preferred stock, common stock, depository shares or warrants pursuant to an effective universal shelf registration statement on file with the Securities and Exchange Commission.

      During October 1998, the Company executed a definitive agreement with Bayard, pursuant to which a wholly owned, special purpose subsidiary of the Company will merge into Bayard. Pursuant to the merger agreement as amended, each of the approximately 18.2 million shares of Bayard will be exchanged for
 .3375 shares of the Company and $.30 per share in cash (approximately 6.14 million shares and $5.5 million in cash in the aggregate). Approximately $120.0 million of Bayard debt will remain outstanding immediately following the merger as an obligation of Bayard, which the Company does not intend to guarantee. The merger, which has received the necessary approvals, is subject to the satisfaction of several closing conditions, and is expected to close in the second quarter of 1999. The merger will be accounted for under the purchase method of accounting. Bayard owns and operates 87 drilling rigs, 73 of which are actively marketed. The majority of the rigs are located in the mid-continent region of the United States and south Texas, with the balance of the fleet located throughout east Texas and Louisiana. In addition, Bayard has a significant inventory of new component equipment including drill pipe, engines and high horsepower mud pumps. Bayard also owns and operates a sizeable fleet of oilfield hauling equipment.

      During January 1999, the Company executed a definitive merger agreement with Pool, pursuant to which each of the approximately 18.8 million shares of Pool not owned by the Company prior to the merger will be exchanged for 1.025 shares of the Company (approximately 19.3 million shares). As of December 31, 1998, Pool had approximately $172.8 million of long-term debt that will remain an obligation of Pool after the acquisition. The merger, which is subject to the approval of Pool's shareholders, the customary regulatory approvals and other closing conditions, will be accounted for under the purchase method of accounting and is expected to close during the second quarter of 1999. Pool operates five drilling rigs in Alaska, a total of 57 drilling and workover rigs in international areas, 25 offshore platform drilling rigs in the Gulf of Mexico and 754 workover rigs in the United States. Pool also owns and operates 23 offshore supply vessels, more than 300 fluid hauling trucks and a large quantity of fluid storage tanks.

      As of December 31, 1998, the Company had capital expenditure commitments totaling approximately $2.2 million.

      Projected capital expenditures for 1999 are expected to reflect substantial reductions in cash spending as a result of the current market conditions. The Company has completed several acquisitions during the periods presented and will continue to evaluate opportunities to acquire assets or businesses to enhance the Company's core operations. Such capital expenditures and acquisitions are subject to the discretion of the Company and will depend on management's view of market conditions and other factors.

      The Company's historical capital expenditures and acquisitions of businesses are classified as follows:


                                      Twelve
                        Year        Months Ended
                       Ended        December 31,          Year Ended September 30,
                     December 31,    (Unaudited)       ----------------------------
(In thousands)          1998            1997(1)            1997            1996
                    ------------    ------------       ------------    ------------
New construction    $     51,205    $     28,920       $     14,664    $     39,191
Enhancement              105,138          91,216             86,766          45,334
Acquisition               52,883         187,343            234,492          53,208
Sustaining               104,238          73,530             60,746          36,750
                    ------------    ------------       ------------    ------------
                    $    313,464    $    381,009       $    396,668    $    174,483
                    ------------    ------------       ------------    ------------

(1) Represents unaudited recast financial information provided for comparative purposes.

      The current cash and cash equivalents, short-term investments, credit facility position, projected cash flow generated from current operations, and proceeds from the 6.80% Note offering are expected to adequately finance the Company's sustaining capital and debt service requirements for the next twelve months.

OTHER MATTERS

Year 2000 Issue and Compliance Program

      Background - The Year 2000 problem ("Y2K") refers to the fact that a number of computers, computer programs and other equipment with embedded chips or processors (referred to collectively as "Systems") in use today, use two digits rather than four digits to define the applicable year. Any Systems that are date sensitive may recognize a date of "00" as the year 1900 rather than the year 2000. This could result in miscalculations or System failures causing disruptions of operations, as well as potentially exposing the Company to third party liability.

      Y2K Compliance Program - The Company has initiated a Y2K compliance program to ensure that all of the critical Systems and processes that are under its direct control remain functional. The Company has organized a task force of key employees and engaged an outside consultant to assist in the management of its Y2K compliance program. The Company's Y2K compliance program focuses on the Company's Systems as well as the Systems of key third party service providers, product suppliers and customers. The first phase of the program consisted of inventorying or identifying all Systems. The identified Systems are being prioritized and all critical Systems will be assessed for Y2K compliance. Systems will be remediated or replaced as necessary and contingency plans will be developed if deemed appropriate. The Company is currently in the assessment and remediation phases of the program, which it expects to complete by March 31, 1999, with the entire program being completed well in advance of the year 2000.

      Critical Systems - The Systems that are critical to the Company's operations include its accounting and administrative Systems and its operational Systems. Upgrades to a number of the Company's accounting and administrative Systems in the ordinary course of business have had the added benefit of resolving certain Y2K compliance issues. Accordingly, the Company believes its critical accounting and administrative Systems, which consist primarily of computer hardware and software, to be substantially Y2K compliant. The Company's critical operational Systems consist primarily of Systems in use on the Company's drilling rigs. The Company has completed an inventory of each type of drilling rig's critical Systems and is in the process of assessing these Systems for Y2K compliance. The Company's mechanical rigs appear to be Y2K compliant. Currently, the Company is not in a position to reasonably predict the likely worst case Y2K scenario for its drilling rigs, but expects to be able to do so following the completion of its drilling rig assessment.

      Key Third Parties - Third parties that are key to the Company's operations include suppliers that provide capital equipment and other supplies and services essential to the operation of the Company's drilling rigs or business, and customers that provide a source of revenue and cash flow to the Company. Any significant Y2K disruptions of the Company's key suppliers and customers could adversely impact the Company's financial condition, results of operations or cash flows. The Company is directly contacting key suppliers and customers and is reviewing published information of various suppliers to determine the state of their Y2K readiness. Because the Company must rely on representations made by key third parties with respect to their state of Y2K readiness, it cannot guarantee that all of the Systems of key third parties that are relied upon by the Company will remain functional. The Company expects to have completed identifying and contacting all key third parties with respect to their Y2K readiness by March 31, 1999.

      Costs - To date, the incremental costs incurred by the Company that relate solely to the Y2K compliance program have not been and are not expected to be material. These costs are exclusive of upgrades made to the Company's Systems in the ordinary course of business and consist primarily of fees paid to an outside consultant and internal employee time. The Company does not separately track the internal costs incurred for the Y2K project, which consist primarily of payroll and related costs associated with employee time. Based upon the Company's current assessments, the costs to complete the Company's Y2K compliance program will not have a material effect on the Company's financial condition, results of operations or cash flows. All current and future costs related to the Company's Y2K compliance program have been and are expected to be funded with cash generated from the Company's operations.


      Risks - There are numerous uncertainties that make the ultimate impact of Y2K disruptions in the United States or other countries where the Company operates difficult to predict. While the Company will attempt to obtain representations from key third parties with respect to their Y2K readiness, there will be certain Systems or processes relied on by the Company that are outside of the Company's control. The failure by key third parties to correct their Y2K issues could adversely effect the Company. Additionally, the Company could be unsuccessful in identifying and remediating or replacing all of its non-compliant Systems and, as such, the Company's financial condition, results of operations and cash flows could be materially impacted. While the Company does not currently anticipate any catastrophic System failures, no assurances can be made that such failures will not ultimately occur.

      Contingency Plans - If during the course of the Company's assessment of its critical Systems it is determined that the risk of Y2K disruptions is significant, contingency plans will be developed as appropriate. Such plans might include the use of alternative service providers or product suppliers. Currently, the Company does not have any contingency plans in place based on current Y2K readiness assessments.

Financial Instruments and Market Risk

      The Company is exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates, foreign currency exchange rates and marketable equity security prices as discussed below.

      Interest Rate Risk - The Company is exposed to interest rate risk through its convertible and fixed rate long-term debt. The fair market value of fixed rate debt will increase as prevailing interest rates decrease. The fair value of the Company's long-term debt is estimated based on quoted market prices, where applicable, or based on the present value of expected cash flows relating to the debt discounted at rates currently available to the Company for long-term borrowings with similar terms and maturities. The fair value of the Company's long-term debt as of December 31, 1998 is $233.7 million, which exceeds its carrying value of $228.4 million. A hypothetical 10% decrease in interest rates and a 10% increase in quoted market prices would increase the fair market value of the Company's long-term debt by $18.6 million.

      Foreign Currency Risk - The Company operates in a number of international areas and is involved in transactions denominated in currencies other than US dollars, which exposes the Company to foreign exchange rate risk. The most significant exposures arise in connection with the Company's operations in Canada and Saudi Arabia. The Company utilizes forward exchange contracts, local currency borrowings and the payment structure of customer contracts to selectively hedge its exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. A hypothetical 10% decrease in the value of all foreign currencies relative to the US dollar as of December 31, 1998 would result in a $.2 million decrease in the fair value of the Company's net monetary assets denominated in currencies other than US dollars. The Company does not hold or issue forward exchange contracts or other derivative financial instruments for speculative purposes.

      Equity Price Risk - The Company maintains an investment portfolio of marketable equity securities that potentially expose the Company to equity price risk. These equity securities are carried at fair market value and include $2.7 million in securities classified as trading and $27.9 million in securities classified as available-for-sale as of December 31, 1998. A hypothetical 10% decrease in the market prices for all marketable equity securities would decrease the fair market value of the Company's trading securities and available-for-sale securities by $.3 million and $2.8 million, respectively.

Forward-Looking Statements

      The statements in this document that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this document, words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "project", "will", "could", "may", "predict" and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

o    fluctuations in worldwide prices and demand for oil and gas;

o fluctuations in levels of oil and gas exploration and development activities;

o    fluctuations in the demand for contract drilling services;

o the existence of competitors, technological changes and developments in the industry;

o the existence of operating risks inherent in the contract drilling industry;

o    the existence of regulatory uncertainties;

o the possibility of political instability in any of the countries in which Nabors does business; and

o    year 2000 issues and general economic conditions.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133, which is effective for fiscal years beginning after June 15, 1999, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position, and measure those instruments at fair value. The Company believes that the adoption of the provisions of SFAS 133 will not have a significant impact on the Company's financial position or results of operations.

                               NABORS INDUSTRIES
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF NABORS INDUSTRIES, INC.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nabors Industries, Inc. and its Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for the year in the period ended December 31, 1998, the three months in the period ended December 31, 1997 and the two years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP


PricewaterhouseCoopers LLP


Houston, Texas
February 2, 1999

                               NABORS INDUSTRIES
                          CONSOLIDATED BALANCE SHEETS

                    (In thousands, except per share amounts)

                                                                                    December 31,
                                                                             ---------------------------
ASSETS                                                                          1998            1997
                                                                             -----------     -----------
Current assets:
  Cash and cash equivalents                                                  $    16,748     $     5,623
  Marketable securities                                                            6,702           6,983
  Accounts receivable, net                                                       174,304         243,061
  Inventory and supplies                                                          25,740          21,305
  Prepaid expenses and other current assets                                       42,021          26,359
                                                                             -----------     -----------
     TOTAL CURRENT ASSETS                                                        265,515         303,331
Property, plant and equipment, net                                             1,127,154         923,402
Marketable securities                                                             23,890          29,529
Other long-term assets                                                            33,683          25,044
                                                                             -----------     -----------
     TOTAL ASSETS                                                            $ 1,450,242     $ 1,281,306
                                                                             -----------     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term obligations                                   $    11,329     $     6,091
  Short-term borrowings                                                           74,565          55,360
  Trade accounts payable                                                          58,534          71,709
  Accrued liabilities                                                             85,262          94,905
  Income taxes payable                                                            14,668          12,695
                                                                             -----------     -----------
     TOTAL CURRENT LIABILITIES                                                   244,358         240,760
Long-term obligations                                                            217,034         226,299
Other long-term liabilities                                                       49,182          16,810
Deferred income taxes                                                             72,199          30,097
                                                                             -----------     -----------
     TOTAL LIABILITIES                                                           582,773         513,966
                                                                             -----------     -----------
Commitments and contingencies
Stockholders' equity:
  Capital stock, par value $.10 per share:
    Authorized common shares 200,000; issued and
      outstanding 101,382 in 1998 and 101,325 in 1997                             10,138          10,133
  Capital in excess of par value                                                 394,562         400,120
  Accumulated other comprehensive income                                         (10,983)          6,670
  Retained earnings                                                              478,569         353,581
  Less treasury stock, common shares at cost, 589 in 1998 and 489 in 1997         (4,817)         (3,164)
                                                                             -----------     -----------
    TOTAL STOCKHOLDERS' EQUITY                                                   867,469         767,340
                                                                             -----------     -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $ 1,450,242     $ 1,281,306
                                                                             -----------     -----------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NABORS INDUSTRIES
                       CONSOLIDATED STATEMENTS OF INCOME

                    (In thousands, except per share amounts)

                                                                   Three
                                                   Year Ended    Months Ended      Year Ended September 30,
                                                  December 31,    December 31,    ---------------------------
                                                     1998            1997            1997            1996
                                                  -----------     -----------     -----------     -----------
REVENUES                                          $   968,157     $   302,806     $ 1,029,303     $   719,743
                                                  -----------     -----------     -----------     -----------
Operating expenses:
  Direct costs                                        623,844         199,714         737,780         539,665
  General and administrative expenses                  77,026          18,580          68,616          56,862
  Depreciation and amortization                        84,949          20,313          66,391          46,117
  Merger expenses                                        --              --             1,755            --
                                                  -----------     -----------     -----------     -----------
     Operating expenses                               785,819         238,607         874,542         642,644
                                                  -----------     -----------     -----------     -----------
Operating income                                      182,338          64,199         154,761          77,099
                                                  -----------     -----------     -----------     -----------
Other income (expense):
  Interest expense                                    (15,463)         (3,979)        (16,520)        (11,884)
  Interest income                                       1,480              93           3,422           2,695
  Other income, net                                    31,626           2,303          40,747          13,690
                                                  -----------     -----------     -----------     -----------
     Other income (expense)                            17,643          (1,583)         27,649           4,501
                                                  -----------     -----------     -----------     -----------
Income before income taxes                            199,981          62,616         182,410          81,600
                                                  -----------     -----------     -----------     -----------
Income taxes:
  Current                                              40,256           7,103          11,459           8,488
  Deferred                                             34,737          14,186          56,143           2,612
                                                  -----------     -----------     -----------     -----------
    Total income taxes                                 74,993          21,289          67,602          11,100
                                                  -----------     -----------     -----------     -----------
NET INCOME                                        $   124,988     $    41,327     $   114,808     $    70,500
                                                  -----------     -----------     -----------     -----------
EARNINGS PER SHARE:
  BASIC                                           $      1.24     $       .41     $      1.20     $       .83
                                                  -----------     -----------     -----------     -----------
  DILUTED                                         $      1.16     $       .37     $      1.08     $       .75
                                                  -----------     -----------     -----------     -----------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
  BASIC                                               100,807         100,814          96,034          85,429
                                                  -----------     -----------     -----------     -----------
  DILUTED                                             112,555         116,427         111,975          93,752
                                                  -----------     -----------     -----------     -----------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NABORS INDUSTRIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                 (In thousands)


                                                                             Accumulated
                                        Common Stock            Capital        Other                                       Total
                                --------------------------     in Excess    Comprehensive    Retained       Treasury   Stockholders'
                                   Shares       Par Value    of Par Value      Income        Earnings        Stock        Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1995         85,017   $      8,502   $    229,267   $     (2,316)  $    138,091  $     (4,794) $    368,750
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                                                     70,500                      70,500
  Translation adjustment                                                             (22)                                       (22)
  Unrealized gain on
    marketable securities, net                                                     3,374                                      3,374
------------------------------------------------------------------------------------------------------------------------------------
    Total comprehensive income         --             --             --            3,352         70,500          --          73,852
------------------------------------------------------------------------------------------------------------------------------------
Reclassification of pre-quasi-
  reorganization tax benefit                                        8,383                        (8,383)                         --
Issuance of common shares for
  stock options exercised             2,422            242         11,769                                                    12,011
Issuance of common shares
  for stock awards                       31              3            214                                                       217
Issuance of treasury stock in
  connection with
  acquisition of assets                                             2,370                                       1,630         4,000
Repurchase of Company warrants                                     (1,008)                                                   (1,008)
------------------------------------------------------------------------------------------------------------------------------------
   Subtotal                           2,453            245         21,728           --           (8,383)        1,630        15,220
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996         87,470          8,747        250,995          1,036        200,208        (3,164)      457,822
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                                                    114,808                     114,808
  Translation adjustment                                                             375                                        375
  Unrealized gain on
    marketable securities, net                                                    15,359                                     15,359
------------------------------------------------------------------------------------------------------------------------------------
    Total comprehensive income         --             --             --           15,734        114,808          --         130,542
------------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares for
  stock options exercised             8,897            890         49,679                                                    50,569
Issuance of common shares for
  stock awards                           19              2            131                                                       133
Issuance of common shares in
  connection with Adcor merger        3,354            335         23,409                        (2,762)                     20,982
Issuance of common shares for
  warrants exercised                  1,500            150          8,100                                                     8,250
Tax benefit on stock option
  deductions                                                       59,545                                                    59,545
------------------------------------------------------------------------------------------------------------------------------------
   Subtotal                          13,770          1,377        140,864           --           (2,762)         --         139,479
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997        101,240         10,124        391,859         16,770        312,254        (3,164)      727,843
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                                                     41,327                      41,327
  Translation adjustment                                                          (1,813)                                    (1,813)
  Unrealized loss on
    marketable securities, net                                                    (8,287)                                    (8,287)
------------------------------------------------------------------------------------------------------------------------------------
    Total comprehensive income         --             --             --          (10,100)        41,327          --          31,227
------------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares for
  stock options exercised                66              7            433                                                       440
Issuance of common shares for
  stock awards                           19              2            131                                                       133
Tax benefit on stock option
  deductions                                                        7,697                                                     7,697
------------------------------------------------------------------------------------------------------------------------------------
   Subtotal                              85              9          8,261           --             --            --           8,270
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997         101,325         10,133        400,120          6,670        353,581        (3,164)      767,340
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                                                    124,988                     124,988
  Translation adjustment                                                          (3,724)                                    (3,724)
  Unrealized loss on
    marketable securities, net                                                   (13,929)                                   (13,929)
------------------------------------------------------------------------------------------------------------------------------------
    Total comprehensive income         --             --             --          (17,653)       124,988          --         107,335
------------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares for
  stock options exercised               126             12            903                                                       915
Reduction of tax benefit on
  stock option deductions                                          (6,600)                                                   (6,600)
Return and retirement of
  common shares held in
  escrow in connection
  with the Adcor merger                 (69)            (7)        (1,315)                                                   (1,322)
Issuance of warrants in
  connection with acquisition                                       1,452                                                     1,452
Conversion of 5% Notes                                                  2                                                         2
Repurchase of common shares                                                                                    (1,653)       (1,653)
------------------------------------------------------------------------------------------------------------------------------------
   Subtotal                              57              5         (5,558)          --             --          (1,653)       (7,206)
------------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1998         101,382   $     10,138   $    394,562   $    (10,983)  $    478,569  $     (4,817) $    867,469
------------------------------------------------------------------------------------------------------------------------------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NABORS INDUSTRIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)


                                                                                          Three
                                                                          Year Ended    Months Ended     Year Ended September 30,
                                                                         December 31,    December 31,  ---------------------------
                                                                             1998           1997           1997           1996
                                                                         ------------   ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                               $    124,988   $     41,327   $    114,808   $     70,500
Adjustments to net income:
  Depreciation and amortization                                                84,949         20,313         66,391         46,117
  Deferred taxes                                                               34,737         14,186         56,143          2,612
  Gains on disposition of long-term assets and businesses                     (34,126)          (345)       (32,143)        (7,155)
  Losses (gains) on marketable securities and warrants                          4,324            142        (11,461)        (4,871)
  Foreign currency transaction and translation gains                             (216)            (3)          (919)          (510)
  Non-cash compensation element of stock awards and options                      --             --              133            152
  Equity in losses (earnings) of affiliates                                       306             25           (450)          (139)
  Other                                                                          (212)            59            265            201
Increase (decrease), net of effects from acquisitions and dispositions, from changes in:
  Accounts receivable                                                          62,165          1,895        (76,646)       (21,089)
  Inventory and supplies                                                       (4,721)            67         (3,415)        (4,149)
  Prepaid expenses and other current assets                                      (541)         1,836            349         (7,968)
  Other long-term assets                                                       (6,803)        (1,011)        (1,540)        (7,699)
  Trade accounts payable and accrued liabilities                              (21,233)       (13,320)        46,751         12,005
  Income taxes payable                                                          2,395            699          3,760          4,576
  Other long-term liabilities                                                  35,731          3,204          2,978          1,541
                                                                         ------------   ------------   ------------   ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                     281,743         69,074        165,004         84,124
                                                                         ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Maturities of marketable securities, held-to-maturity                          --             --             --            2,000
  Purchases of marketable securities, available-for-sale                      (18,531)          --           (4,803)          --
  Sales of marketable securities, available-for-sale                             --             --             --            1,698
  Purchases of marketable securities, trading                                    --             --             --          (11,280)
  Sales of marketable securities, trading                                        --             --            3,653          8,766
  Exercise of warrants                                                           --             --            9,417           --
  Cash received from disposition of long-term assets and businesses            48,828          1,217         52,174         15,726
  Cash paid for acquisitions of businesses, net                               (28,208)       (25,666)      (118,134)       (28,317)
  Capital expenditures                                                       (276,471)       (58,372)      (267,882)      (146,440)
  Investment in affiliates                                                     (1,952)          (200)          (502)        (2,548)
                                                                         ------------   ------------   ------------   ------------
NET CASH USED FOR INVESTING ACTIVITIES                                       (276,334)       (83,021)      (326,077)      (160,395)
                                                                         ------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Increase) decrease in restricted cash                                         (946)            (6)           (24)           861
  Long-term borrowings                                                           --             --             --          183,295
  Reduction of long-term obligations                                          (10,805)        (1,056)       (19,040)       (14,633)
  Increase (decrease) in short-term borrowings, net                            18,205         16,273         28,852        (20,449)
  Common stock and treasury stock transactions                                   (738)           440         58,819         11,026
                                                                         ------------   ------------   ------------   ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                       5,716         15,651         68,607        160,100
                                                                         ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           11,125          1,704        (92,466)        83,829
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  5,623          3,919         95,867         12,038
ADJUSTMENT FOR ADCOR CASH, BEGINNING OF PERIOD                                   --             --              518           --
                                                                         ------------   ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 $     16,748   $      5,623   $      3,919   $     95,867
                                                                         ------------   ------------   ------------   ------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                               NABORS INDUSTRIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ONE

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

      Nabors is the largest land drilling contractor in the world, with 400 actively marketed land rigs as of December 31, 1998. Nabors conducts oil and gas land drilling operations in the US Lower 48 states, Alaska, Canada and internationally, primarily in South and Central America and the Middle East. Offshore, Nabors markets 25 platform, six jackup and five barge rigs in the Gulf of Mexico and several international markets. To supplement our primary business, we offer a number of ancillary wellsite services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. In addition, we manufacture and lease or sell top drives for a broad range of drilling rig applications and we manufacture and lease or sell rig instrumentation equipment and rig reporting software.

      The Company's businesses depend to a large degree on the level of capital spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of oil or natural gas, which could have a material impact on exploration, development and production activities, could materially affect the Company's financial condition, results of operations and cash flows.

Principles of Consolidation

      The consolidated financial statements of the Company include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

      Investments in affiliates in which the Company has an ownership interest of between 20% and 49% are accounted for by the equity method. The Company's investments in several 50% owned joint ventures are accounted for under the proportionate consolidation method.

      The Company's proportionate share of the 50% owned joint ventures' net assets and pre-tax income was as follows:

                                        Three Months
                          Year Ended       Ended       Year Ended September 30,
                          December 31,  December 31,  --------------------------
         (In thousands)      1998          1997           1997          1996
                         ------------  ------------   ------------  ------------
        Net assets       $     18,731  $     29,675   $     31,723  $     27,895
        Pre-tax income         10,803         2,265         10,695         6,464

Fiscal Year Change

      The Company changed its fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. The three month transition period from October 1, 1997 through December 31, 1997 (the "Transition Period") preceded the start of the new fiscal year. The fiscal years ended September 30, 1997 ("1997") and September 30, 1996 ("1996") have not been recast to conform to the new fiscal year ended December 31, 1998 ("1998").

Cash and Cash Equivalents

      Cash and cash equivalents include demand deposits and various other short-term investments with original maturities of three months or less.

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

Inventory and Supplies

      Inventory and supplies are composed of replacement parts and supplies held for use in the drilling operations of the Company, and top drives and drilling instrumentation systems that are manufactured by Company subsidiaries for resale. Inventory and supplies are valued at the lower of weighted average cost or market value.

Property, Plant and Equipment

      Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company provides for the depreciation of its drilling rigs using the units-of-production method over a 4,200-day period after provision for salvage value. When the Company's rigs are not operating, a depreciation charge is provided for using the straight-line method over an assumed depreciable life of 20 years. Effective April 1, 1998, the Company changed the estimated depreciable lives of operating rigs from 3,800 to 4,200 active days to better reflect the useful lives of these assets. The effect of this change in accounting estimate increased net income by approximately $.05 per diluted share for 1998. Depreciation on buildings, oilfield hauling and mobile equipment, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings - 10 to 30 years; oilfield hauling and mobile equipment and other machinery and equipment - 3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in the results of operations.

Income Taxes

      United States deferred income taxes have not been provided on unremitted earnings of foreign subsidiaries, as such earnings are considered permanently reinvested.

      The Company realizes an income tax benefit associated with certain stock options issued under the Company's stock option plans. This benefit results in a reduction in taxes payable and an increase in capital in excess of par value.

Revenue Recognition

      Revenues and costs on daywork contracts are recognized daily and revenues and costs applicable to footage and turnkey contracts are recognized when the well is completed (completed contract method). Revenues and related costs for the manufacturing operations are recognized when products are shipped or services are rendered to the customer.

Foreign Currency Translation

      For certain foreign subsidiaries, such as those in Canada and Saudi Arabia, the local currency is the functional currency and therefore translation gains or losses are accumulated in a separate section of stockholders' equity. For subsidiaries operating in highly inflationary countries, such as Venezuela, and for certain other subsidiaries, the US dollar is the functional currency and translation gains and losses are included in the Company's results of operations.

Earnings Per Share

      The Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), at the beginning of the Transition Period. Under the provisions of SFAS 128, primary earnings per share and fully diluted earnings per share are replaced by basic earnings per share and diluted earnings per share. In accordance with SFAS 128, all prior period earnings per share amounts presented have been restated.

      Basic earnings per share for all periods presented equals net income divided by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock held in treasury. Diluted earnings per share for 1998, the Transition Period and 1997 reflect the assumed conversion of the aggregate principal amount of the $172.5 million, 5% Convertible Subordinated Notes due 2006, issued on May 28, 1996 (the "5% Notes") as conversion in those periods would have been dilutive. As a result of the assumed conversion in those periods, net income is adjusted in 1998, the Transition Period and 1997 to add back $5.4 million, $1.3 million and $5.6 million, respectively, representing interest expense relating to the 5% Notes on an after tax basis. This adjusted net income is divided by the sum of: (1) the weighted average number of shares of common stock outstanding used for the basic computation, (2) the net effect of dilutive stock options and warrants and (3) for 1998, the Transition Period and 1997, 9.5 million shares of common stock assumed to be issued upon conversion of the 5% Notes.

Stock-Based Compensation

      The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the common stock.

Cash Flow Information

      The supplemental cash flow information for 1998, the Transition Period, 1997 and 1996 is as follows:


                                                                           Three
                                                          Year Ended     Months Ended    Year Ended September 30,
                                                          December 31,   December 31,  ---------------------------
(In thousands)                                                1998            1997         1997           1996
                                                          ------------   ------------  ------------   ------------
Cash paid for income taxes                                $     36,331   $      6,361  $      6,303   $      3,160
Cash paid for interest, net of capitalized interest             14,707          5,005        15,028          8,324
Acquisition of businesses:
  Fair value of assets acquired less negative goodwill          39,034         25,666       124,415         50,400
  Goodwill                                                       4,873           --           4,050          3,825
  Liabilities assumed or created                               (14,222)          --         (10,331)       (21,174)
  Warrants issued                                               (1,452)          --            --             --
  Treasury shares issued                                          --             --            --           (4,000)
                                                          ------------   ------------  ------------   ------------
  Cash paid for acquisitions                                    28,233         25,666       118,134         29,051
  Cash acquired in acquisitions                                    (25)          --            --             (734)
                                                          ------------   ------------  ------------   ------------
  Cash paid for acquisitions, net                               28,208         25,666       118,134         28,317
                                                          ------------   ------------  ------------   ------------
Property, plant and equipment additions by notes payable          --             --           4,400           --
Disposition of businesses:
  Equity consideration received                                  1,000           --             567           --

Financial Instruments and Risk Concentration

      With the exception of the Company's convertible and fixed rate long-term debt, the carrying amounts of the Company's financial instruments approximate fair value. The fair value of the Company's long-term debt is estimated based on quoted market prices, where applicable, or based on the present value of expected cash flows relating to the debt discounted at rates currently available to the Company for long-term borrowings with similar terms and maturities. The fair value of the Company's long-term debt is as follows:

                                               December 31,
                          ------------------------------------------------------
                                      1998                        1997
                          --------------------------  --------------------------
(In thousands)           Carrying Value  Fair Value  Carrying Value  Fair Value
                          ------------  ------------  ------------  ------------
5% Notes                  $    172,498  $    173,447  $    172,500  $    311,552
9.18% Senior
  Secured Notes                 40,000        44,356        40,000        44,999
Other long-term
  obligations                   15,865        15,865        19,890        19,890
                          ------------  ------------  ------------  ------------
                          $    228,363  $    233,668  $    232,390  $    376,441
                          ------------  ------------  ------------  ------------

      Foreign Currency Risk - The Company operates in a number of international areas and is involved in transactions denominated in currencies other than US dollars, which exposes the Company to foreign exchange rate risk. The most significant exposures arise in connection with the Company's operations in Canada and Saudi Arabia. The Company utilizes forward exchange contracts, local currency borrowings and the payment structure of customer contracts to selectively hedge its exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. The carrying amounts of the forward exchange contracts equal their fair value and are adjusted at each balance sheet date for changes in exchange rates. Realized and unrealized gains and losses on the forward exchange contracts are deferred and recognized as foreign currency gains or losses over the term of the contract. Deferred unrealized losses associated with these forward exchange contracts were not significant as of December 31, 1998 and December 31, 1997. The remaining forward exchange contract as of December 31, 1998 matures on June 30, 1999 and has a face value of $13.2 million. The face value of forward exchange contracts as of December 31, 1997 totaled $34.4 million. The Company does not hold or issue forward exchange contracts or other derivative financial instruments for speculative purposes.

      Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of deposits and temporary cash investments that the Company has with a variety of financial institutions. The Company believes that the credit risk in such instruments is minimal. In addition, the Company's trade receivables are with a variety of domestic, international and national oil and gas companies. Management considers this credit risk to be limited due to these companies' financial resources.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recent Accounting Pronouncements

      The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), at the beginning of 1998. SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In accordance with the provisions of SFAS 130, the Company has presented the components of comprehensive income in its consolidated statements of changes in stockholders' equity.

      The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), during 1998. SFAS 131 established revised guidelines for determining an entity's operating segments, as well as the type and level of financial information to be disclosed. The adoption of SFAS 131 did not affect the Company's financial position or results of operations, but did affect the disclosure of the Company's segment information (Note 13).

      The Company adopted Financial Reporting Release 48 ("FRR 48") at the beginning of 1998. FRR 48 expands the disclosure requirements with respect to certain derivative and other financial instruments. Under the provisions of FRR 48, the Company has provided enhanced descriptions in the footnotes to the financial statements and qualitative and quantitative disclosures in "Management's Discussion and Analysis..." regarding market risk related to derivative and other financial instruments.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133, which is effective for fiscal years beginning after June 15, 1999, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position, and measure those instruments at fair value. The Company believes that the adoption of the provisions of SFAS 133 will not have a significant impact on the Company's financial position or results of operations.

TWO

ACQUISITIONS, CAPITAL EXPENDITURES AND DISPOSITIONS

      During October 1998 and January 1999 the Company executed agreements to acquire Bayard Drilling Technologies, Inc. ("Bayard") and Pool Energy Services Co. ("Pool"), respectively (Note 14).

      During May 1998, the Company completed the acquisitions of the stock of New Prospect Drilling Company ("New Prospect") and certain assets of Can-Tex Drilling & Exploration, Ltd. ("Can-Tex") for approximately $28.0 million in cash and the issuance of warrants to purchase 200,000 shares of Nabors common stock (Note 8), which were valued at their estimated fair market value. The New Prospect fleet consisted of six rigs and other equipment located in Arkansas and Oklahoma, and the Can-Tex fleet consisted of seven rigs and other equipment located in Alberta, Canada. The Company accounted for these acquisitions under the purchase method of accounting; accordingly, the total purchase price was allocated to net assets based on their estimated fair values and the acquired company's operations have been included in the consolidated financial statements of the Company commencing on the effective date of the acquisition.

      During January 1998, the Company completed the sale of all of the capital stock of its wholly owned subsidiary, J.W. Gibson Well Service Company ("Gibson"), to a subsidiary of Key Energy Group, Inc. ("Key"). The assets of Gibson consisted of 74 active well servicing and workover rigs, associated auxiliary equipment, trucks, inventory and several yards and related facilities. As consideration for the sale of Gibson, the Company received approximately $20.0 million plus the value of Gibson's working capital in cash, 100,000 shares of Key common stock and warrants to acquire 265,000 shares of Key common stock at an exercise price of $18.00 per share, and recorded a pre-tax gain of approximately $16.0 million.

      During November 1997, the Company completed the acquisition of certain domestic land drilling assets from Veco Drilling, Inc. ("Veco") and Diamond L Drilling & Production ("Diamond L") for approximately $26.0 million in cash. The Veco fleet consisted of six land drilling rigs located in California and Nevada and two platform labor contracts offshore California. The Diamond L fleet consisted of three land rigs located in east Texas. The Company accounted for these acquisitions under the purchase method of accounting.

      During August 1997, the Company completed the acquisition of Cleveland Drilling Company, Inc. ("Cleveland") for $11.7 million, plus the value of working capital in cash. The Cleveland fleet consisted of seven rigs (six active, one stacked), six of which were diesel electric SCR rigs located in the United States. The Company accounted for this acquisition under the purchase method of accounting.

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

      During April 1997, the Company completed the purchase of 25 stacked land rigs and a large complement of component equipment located in the United States from a subsidiary of Samson Investment Company for $85.0 million in cash.

      During January 1997, the Company completed the acquisition of Adcor-Nicklos Drilling Company ("Adcor") through a merger of a wholly owned subsidiary with and into Adcor. In the merger, all of the stock of Adcor was exchanged for 3,354,175 shares of Nabors common stock. Subsequent to the merger, 69,685 Nabors shares that were held in escrow were returned to the Company and retired. The Adcor fleet consisted of 30 active and six stacked land rigs located in the United States. The assets also included drill pipe, spare drilling equipment, yards, vehicles and other support equipment. The transaction was accounted for as a pooling-of-interests. The results of operations of Adcor were included in the Company's 1997 results of operations commencing January 1, 1997. The historical consolidated financial statements of the Company were retroactively restated to include the results of operations, financial position and cash flows of Adcor commencing on October 1, 1996. The historical consolidated financial statements of the Company prior to 1997 were not restated as the effect in those years was not significant. Accordingly, an adjustment was made to the Company's retained earnings on October 1, 1996 to record the cumulative retained deficit of Adcor as of September 30, 1996.

      During December 1996, the Company acquired 47 land drilling rigs from Noble Drilling Corporation and certain of its subsidiaries for $60.0 million in cash. The fleet of rigs consisted of 19 operating rigs and 28 stacked rigs in various stages of completeness, with 38 of the rigs located in the United States and nine located in Canada. The acquisition was accounted for under the purchase method of accounting.

      During November 1996, the Company completed the sale of its wholly owned subsidiary, Nabors Drilling & Energy Services UK Ltd., to a wholly owned subsidiary of Abbot Group plc, a diversified holding company listed on the London Stock Exchange. The Company received approximately $36.0 million plus the value of working capital in cash, as well as 10.8 million four-year warrants to acquire stock in Abbot Group plc., and recorded a gain of $29.9 million during 1997. The Company subsequently exercised the warrants throughout 1997 and recognized a gain of $8.8 million.

      During April 1996, the Company acquired Exeter Drilling Company ("Exeter") and its subsidiary, Gibson, from Occidental Oil and Gas Corporation. The consideration paid consisted of $18.0 million in cash, $4.0 million of Nabors common stock (266,223 shares) and $10.6 million paid in cash for Exeter's and Gibson's working capital. Exeter's land drilling rig fleet consisted of 47 actively marketed rigs in the United States and two located internationally. Gibson operated 78 workover and well servicing land rigs located in the United States. The acquisition was accounted for under the purchase method of accounting.

THREE

MARKETABLE SECURITIES

      Marketable securities classified as current and long-term assets are as follows:

                                                                   December 31,
                                                          --------------------------
(In thousands)                                                1998          1997
                                                          ------------  ------------
Current assets:
   Equity securities, classified as trading,
     at fair value                                        $      2,658  $      6,983
   Equity securities, classified as available-
     for-sale, at fair value                                     4,044          --
                                                          ------------  ------------
                                                                 6,702         6,983
Long-term assets:
   Equity securities, classified as available-
     for-sale, at fair value                                    23,890        29,529

      The fair value of equity securities that were classified as available-for-sale were lower than cost by $5.2 million as of December 31, 1998, and exceeded cost by $16.6 million as of December 31, 1997.

      The Company recorded unrealized holding gains (losses) on equity securities classified as trading totaling $(4.3) million, $(.1) million, $1.1 million and $2.5 million during 1998, the Transition Period, 1997 and 1996, respectively.

      During 1997, the Company received $3.7 million of proceeds and realized gains of $1.6 million resulting from the sale of certain investments in equity securities that had been classified as trading.

      During 1996, the Company received $1.7 million of proceeds and realized gains of $.5 million and received $8.8 million of proceeds and realized gains of $1.9 million resulting from the sale of certain investments in equity securities that had been classified as available-for-sale and trading, respectively.

FOUR

PROPERTY, PLANT AND EQUIPMENT

      The major components of property, plant and equipment are as follows:

                                                            December 31,
                                                      -------------------------
(In thousands)                                           1998          1997
                                                      -----------   -----------
Land                                                  $     5,749   $     6,262
Buildings                                                  20,784        18,575
Contract drilling and related equipment                 1,423,483     1,163,378
Oilfield hauling and mobile equipment                      58,246        49,071
Other machinery and equipment                              20,446        17,895
                                                      -----------   -----------
                                                        1,528,708     1,255,181
Less: accumulated depreciation
   and amortization(1)                                   (401,554)     (331,779)
                                                      -----------   -----------
                                                      $ 1,127,154   $   923,402
                                                      -----------   -----------

(1) Includes, as of December 31, 1998 and 1997, reserves of $53.6 million and $54.6 million, respectively, resulting from the permanent impairment of certain asset values.

      Repair and maintenance expense included in direct costs in the consolidated statements of income amounted to $102.1 million, $32.0 million, $116.9 million and $81.4 million for 1998, the Transition Period, 1997 and 1996, respectively.

      Interest expense of $2.6 million, $.3 million, $1.2 million and $1.0 million was capitalized during 1998, the Transition Period, 1997 and 1996, respectively.

FIVE

SHORT-TERM BORROWINGS AND LETTERS OF CREDIT

      The Company has available lines of credit with various banks that permit borrowing at interest rates generally not to exceed, at the option of the Company, each bank's prime rate or LIBOR plus .25%. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1998 and 1997, excluding short-term, local currency borrowings in Venezuela for hedging purposes, equaled 5.88% and 6.12%, respectively. The weighted average interest rate inclusive of the Venezuela borrowings outstanding as of December 31, 1998 and 1997 equaled 5.88% and 7.03%, respectively.

      The Company has a $200 million unsecured revolving credit facility with a syndicate of banks. The credit facility is a committed facility with a term of five years that expires on September 5, 2002. Loans under the credit facility bear interest, at the option of the Company, at the agent bank's prime rate or LIBOR, plus a margin (.25% at December 31, 1998) that varies depending on the Company's senior unsecured debt rating. A commitment fee (.085% at December 31, 1998) is charged based on the average daily unused portion of the credit facility. The loans are guaranteed by certain subsidiaries of the Company and contain affirmative and negative covenants regarding, among other things, limitations on liens and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth.

      Availability and borrowings under the lines of credit are as follows:

                                                                 December 31,
                                                              ------------------
(In thousands)                                                  1998      1997
                                                              --------  --------
Lines of credit available                                     $254,584  $254,980
Short-term borrowings outstanding                               74,565    55,360
Letters of credit outstanding                                   13,555    13,001
                                                              --------  --------
Remaining availability                                        $166,464  $186,619
                                                              --------  --------

SIX

LONG-TERM OBLIGATIONS

      Long-term obligations consist of the following:

                                                           December 31,
                                                    ---------------------------
(In thousands)                                          1998           1997
                                                    ------------   ------------
5% Notes payable in their entirety
   May 2006                                         $    172,498   $    172,500
9.18% Senior Secured Notes payable in
   semi-annual installments of $4,000
   commencing January 2002                                40,000         40,000
Loans payable in varying amounts in
   August 1998, November 1998,
   January 1999 and April 1999                             7,881         12,995
Medium-term notes payable, maturing
   from 1997 to 2002, from 5.56%
   to 12.9%(1)                                             7,984          6,895
                                                    ------------   ------------
                                                         228,363        232,390
Less: current portion                                    (11,329)        (6,091)
                                                    ------------   ------------
                                                    $    217,034   $    226,299
                                                    ------------   ------------

(1) Certain of these obligations are collateralized by specific assets financed with the related proceeds. The aggregate net book value of such assets approximated $13.5 million and $9.9 million as of December 31, 1998 and 1997, respectively.

      On May 28, 1996, the Company issued $172.5 million of 5% Notes with a scheduled maturity on May 15, 2006. Interest on the 5% Notes is payable semi-annually on May 15 and November 15 of each year. The 5% Notes are convertible into common shares of the Company at any time, at the option of the holder, at a conversion price of $18.125 per share, subject to adjustment in certain events. The 5% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 1999, initially at 103.5% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued and unpaid interest. The 5% Notes also may be repaid at the option of the holder at 101%, together with accrued and unpaid interest, any time prior to May 15, 2006 if there is a change in control, as defined in the subordinated indenture.

      The Company issued 9.18% Senior Secured Notes in the principal amount of $40.0 million (the "9.18% Senior Secured Notes") to the John Hancock Mutual Life Insurance Company and an affiliate ("John Hancock"), pursuant to a note purchase agreement dated October 1, 1992. The 9.18% Senior Secured Notes are due in semi-annual installments of $4.0 million commencing January 2002 and impose certain restrictions on the Company, including restrictions on the payments of dividends and certain business combinations. The Company may pay dividends to the extent the Company's cumulative dividends, plus certain other payments since March 31, 1989, do not exceed 50% of the Company's cumulative net income since March 31, 1989, plus the proceeds of any offering of equity securities of the Company that are not redeemable at the option of the holder of the securities. As of December 31, 1998, retained earnings available for dividends totaled approximately $320.0 million. Also, proceeds from the sale of certain assets must be used to prepay the 9.18% Senior Secured Notes to the extent that an amount equal to such proceeds is not invested by the Company during a two-year period. The 9.18% Senior Secured Notes also require that certain financial tests be met on a consolidated Company basis, the most restrictive of which requires working capital to be in excess of $5.0 million. The 9.18% Senior Secured Notes are guaranteed by the Company and are collateralized by net assets with an aggregate book value of approximately $27.0 million as of December 31, 1998 and 1997. Interest on the 9.18% Senior Secured Notes is payable semi-annually on July 31 and January 31 of each year.

      During 1995, a subsidiary of the Company entered into a revolving loan agreement with a Canadian governmental entity whereby it could borrow up to $20.0 million for the construction of certain drilling equipment that is exported from Canada by one of the Company's subsidiaries. During 1995 and 1996, the Company borrowed $13.0 million in the aggregate of which $7.8 million remains outstanding as of December 31, 1998. The loans bear interest at 90-day LIBOR plus .25% (5.63% at December 31, 1998). The loans are collateralized by several drilling rigs located in the US with an aggregate net book value of approximately $22.7 million and $23.5 million as of December 31, 1998 and 1997, respectively. The loans are guaranteed by the Company and require the Company, on a consolidated basis, to maintain various financial ratios, the most restrictive of which requires working capital to be in excess of $5.0 million.

      As of December 31, 1998, the maturities of long-term obligations for the five years after 1998 are as follows:

(In thousands)
1999                    $ 11,329
2000                       3,511
2001                         636
2002                       4,361
2003                       4,024
Thereafter               204,502
                        --------
                        $228,363
                        --------

SEVEN

INCOME TAXES

     The Company's income tax, reconciled to the US federal income tax using the federal statutory rate, and an analysis of the income tax provision are as follows:


                                                              Year Ended     Three Months Ended     Year Ended September 30,
                                                             December 31,      December 31,      -----------------------------
(In thousands)                                                   1998              1997              1997             1996
                                                             ------------      ------------      ------------     ------------
Total pretax income(1)                                       $    199,981      $     62,616      $    182,410     $     81,600
                                                             ------------      ------------      ------------     ------------
Expected federal income tax using the 35% statutory rate           69,993            21,916            63,844           28,560
Recognition of net loss carryforwards                                  --                --                --          (20,801)
State income taxes                                                  3,974             1,702             1,453              469
Foreign taxes and other                                             1,026            (2,329)            2,305            2,872
                                                             ------------      ------------      ------------     ------------
   Total income tax                                          $     74,993      $     21,289      $     67,602     $     11,100
                                                             ------------      ------------      ------------     ------------
Analysis of the income tax provision:
   Current:
     US federal                                              $     22,780      $      1,696      $      1,113     $        543
     State                                                          2,610               745                35               15
     Foreign                                                       14,866             4,662            10,311            7,930
                                                             ------------      ------------      ------------     ------------
                                                                   40,256             7,103            11,459            8,488
                                                             ------------      ------------      ------------     ------------
   Deferred:
     US federal                                                    29,384            12,160            49,269             --
     State                                                          3,504             1,875             2,200              454
     Foreign                                                        1,849               151             4,674            2,158
                                                             ------------      ------------      ------------     ------------
                                                                   34,737            14,186            56,143            2,612
                                                             ------------      ------------      ------------     ------------
 Total income tax                                            $     74,993      $     21,289      $     67,602     $     11,100
                                                             ------------      ------------      ------------     ------------

(1) Includes foreign income before taxes of $56.4 million, $10.3 million, $30.9 million and $17.2 million, for the year ended December 31, 1998, the Transition Period, 1997 and 1996, respectively.

     The components of the Company's net deferred tax assets and liabilities are as follows:

                                                       December 31,
                                                 ------------------------
(In thousands)                                      1998           1997
                                                 ---------      ---------
Deferred tax assets:
  Net operating loss carryforwards               $  21,006      $  45,082
  Accrued liabilities and other                     40,218         37,686
  General tax credits                                7,198          5,403
  Unrealized loss on marketable securities           2,050             --
                                                 ---------      ---------
Deferred tax asset                                  70,472         88,171
                                                 ---------      ---------
Deferred tax liabilities:
  Excess tax over book depreciation               (142,671)      (112,451)
  Unrealized gain on marketable securities              --         (5,817)
                                                 ---------      ---------
Net deferred tax liability                       $ (72,199)     $ (30,097)
                                                 ---------      ---------

     In conjunction with the acquisition of New Prospect (Note 2), deferred tax liabilities of $8.8 million were recorded during 1998.

     For US federal income tax purposes, the Company has net operating loss carryforwards of approximately $59.8 million that, if not utilized, will expire from 1999 to 2009. The net operating loss carryforwards for Alternative Minimum Tax purposes are approximately $33.2 million. There are Alternative Minimum Tax credit carryforwards of $6.4 million available to offset future regular tax liabilities. In addition, the Company has approximately $.8 million of investment-tax-credit carryforwards expiring at various dates from 1999 to 2001.

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

EIGHT

CAPITAL STOCK AND STOCK OPTIONS

Capital Stock

     During 1998, 69,685 shares of common stock ("Shares") that had been held in escrow in connection with the Company's acquisition of Adcor (Note 2) in January 1997 were returned to the Company and retired.

     During July 1998, the Company repurchased 100,000 Shares in the open market at a cost of $1.7 million, or at an average cost of $16.53 per Share.

     During May 1998, the Company issued warrants to purchase 200,000 Shares at an exercise price of $30.00 per Share. The warrants were issued in connection with the New Prospect acquisition (Note 2) and expire on April 30, 2003.

     During January 1997, the Company completed the acquisition of Adcor whereby the Company acquired all of the outstanding Shares of Adcor in exchange for 3,354,175 newly issued Shares.

     During January 1997, warrants to acquire 1,500,000 Shares were exercised at a price of $5.50 per Share. The warrants had originally been issued to John Hancock during 1990.

     During June 1996, 1,100,000 warrants previously issued in connection with the acquisition of the drilling assets of Grace Drilling Company expired.

     During April 1996, the Company issued 266,223 Shares that were previously held in treasury to Occidental Oil and Gas Corporation in connection with the Exeter acquisition (Note 2).

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

     As of December 31, 1998, there were warrants outstanding to purchase 200,000 Shares at $30.00 per Share, exercisable until April 30, 2003. As of September 30, 1996, there were warrants outstanding to purchase 1,500,000 Shares at $5.50 per Share, exercisable until January 31, 1997.

Stock Option Plans

     As of December 31, 1998, the Company has several stock option plans under which options to purchase Shares may be granted to key officers, directors and managerial employees of the Company and its subsidiaries. Options granted under the plans are at prices equal to the fair market value of the stock on the date of the grant. Options granted under the plans are exercisable in varying cumulative periodic installments after one year. In the case of certain key executives, options granted under the plans are subject to accelerated vesting related to targeted common stock prices, or may vest immediately on the grant date. Options granted under the plans cannot be exercised more than ten years from the date of grant. Options to purchase 11,125,731 and 1,687,151 Shares remained available for grant as of December 31, 1998 and 1997, respectively.

     On December 11, 1998, certain options previously granted to employees of the Company were re-priced to the closing price of the Company's Shares on that date. Options totaling 11,228,467, with exercise prices ranging from $16.00 to $40.25 were re-priced to $12.50. As a condition of the re-pricing, certain employees forfeited 25% of the options previously granted, or 3,634,930 options, and none of the re-priced options may be exercised for a one-year period from the re-pricing date.

     A summary of stock option transactions is as follows:

                                                              Weighted
                                                               Average
                                                              Exercise
(Share amounts in thousands)                      Shares       Price
                                                  ------      -------
Options outstanding as of September 30, 1995      12,620      $  5.39
   Granted                                         2,339         9.97
   Exercised                                      (2,422)        4.97
   Forfeited                                        (126)        8.01
                                                  ------      -------
Options outstanding as of September 30, 1996      12,411      $  6.31
   Granted                                        11,706        21.72
   Exercised                                      (8,897)        5.68
   Forfeited                                        (118)       10.34
                                                  ------      -------
Options outstanding as of September 30, 1997      15,102      $ 18.59
   Granted                                            15        37.50
   Exercised                                         (66)        6.68
   Forfeited                                         (12)       12.26
                                                  ------      -------
Options outstanding as of December 31, 1997       15,039      $ 18.67
   Granted                                         6,927        18.49
   Exercised                                        (126)        7.24
   Forfeited                                      (3,726)       22.34
                                                  ------      -------
Options outstanding as of December 31, 1998       18,114      $ 11.77
                                                  ------      -------

     Of the options outstanding, 6,026,387, 13,339,470, 13,268,670 and
10,873,345 were exercisable at weighted average exercise prices of $10.40, $19.24, $19.30 and $5.98 as of December 31, 1998 and 1997 and September 30, 1997
and 1996, respectively.

     A summary of stock options outstanding at December 31, 1998 is as follows:

                                           Options Outstanding
                               --------------------------------------------
                                                  Weighted         Weighted
                                                  Average           Average
                                 Number          Remaining         Exercise
(Share amounts in thousands)   Outstanding    Contractual Life       Price
                               -----------    ----------------     --------
Range of exercise prices:
  $ 1.07 -  1.61                    220             2.2             $ 1.07
    4.04 -  6.06                    275             3.8               4.84
    6.25 -  9.38                  1,002             5.3               6.76
    9.56 - 14.34                 16,415             8.6              12.26
   15.06 - 22.59                    161             8.0              15.82
   24.44 - 36.66                     41             9.1              24.74
                                 ------             ---             ------
                                 18,114             8.2             $11.77
                                 ------             ---             ------

                                          Options Exercisable
                                      ---------------------------
                                                         Weighted
                                                          Average
                                        Number            Exercise
(Share amounts in thousands)          Exercisable          Price
                                      -----------        --------
Range of exercise prices:
  $ 1.07 -  1.61                           220            $ 1.07
    4.04 -  6.06                           275              4.84
    6.25 -  9.38                           898              6.81
    9.56 - 14.34                         4,499             11.75
   15.06 - 22.59                           134             15.75
                                         -----            ------
                                         6,026            $10.40
                                         -----            ------

     The weighted average fair value of options granted during 1998, the Transition Period, 1997 and 1996 was $5.05, $13.43, $4.96 and $2.46,
respectively.

     The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants during 1998, the Transition Period, 1997 and 1996, respectively: risk-free interest rates of 4.95%, 5.88%, 5.80% and 5.25%; dividend yield of 0.0% for all periods; expected life of 2.2 years, 3.5 years,
2.1 years and 2.5 years; and volatility of 38.9%, 38.9%, 30.9% and 30.9%.

     Had compensation cost for the Company's stock-based compensation plans been recognized in accordance with SFAS 123, the Company's net income and diluted earnings per share for 1998, the Transition Period, 1997 and 1996 would have been $99.7 million and $.93 per share, $41.0 million and $.36 per share, $66.1 million and $.63 per share and $68.1 million and $.73 per share, respectively. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1996.

NINE

EMPLOYEE BENEFIT PLANS

     Certain of the Company's employees are covered by defined contribution plans. The Company's contributions to the plans are based on employee contributions and totaled $6.4 million, $1.4 million, $4.4 million and $3.6 million for 1998, the Transition Period, 1997 and 1996, respectively. The Company does not provide post-employment benefits to its employees.

TEN

COMMITMENTS AND CONTINGENCIES

Operating Leases

     The Company and its subsidiaries occupy various facilities and lease certain equipment under leases that range in length from 1 to 40 years. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 1998, are as follows:

(In thousands)
1999                     $2,981
2000                      1,476
2001                        230
2002                         99
2003                         48
Thereafter                  436
                         ------
                         $5,270
                         ------

     The above amounts do not include property taxes, insurance or normal maintenance that the lessees are required to pay. Rental expense relating to operating leases with terms greater than 30 days amounted to $3.8 million, $.9 million, $3.1 million and $2.5 million for 1998, the Transition Period, 1997 and 1996, respectively.

Employment Contracts

     The Company has entered into employment contracts with certain of its employees. The Company's minimum salary and bonus obligations under these contracts as of December 31, 1998 are as follows:

(In thousands)
1999                     $1,621
2000                      1,575
2001                      1,181
2002                       --
2003                       --
                         ------
                         $4,377
                         ------

     Pursuant to an employment agreement with an officer, the Company has provided a non-interest bearing loan for approximately $2.9 million.

Capital Expenditures

     As of December 31, 1998, the Company had capital expenditure commitments totaling approximately $2.2 million.

Contingencies

     The Company is a defendant or otherwise involved in a number of lawsuits in the ordinary course of its business. In the opinion of management, the Company's ultimate liability with respect to these pending lawsuits is not expected to have a significant or material adverse effect on the Company's consolidated financial position or results of operations.

ELEVEN

SUPPLEMENTAL BALANCE SHEET AND INCOME STATEMENT INFORMATION

     Accounts receivable is net of an allowance for doubtful accounts of $3.7 million and $3.0 million as of December 31, 1998 and 1997, respectively.

     Prepaid expenses and other current assets include insurance claims receivable of $15.2 million and $2.1 million as of December 31, 1998 and 1997, respectively.

     Accrued liabilities include the following:

                                                              December 31,
                                                         -----------------------
(In thousands)                                            1998            1997
                                                         -------         -------
Accrued compensation                                     $24,596         $31,059
Deferred revenue                                          16,737          19,023
Workers' compensation liabilities                         10,066          12,843
Other accrued liabilities                                 33,863          31,980
                                                         -------         -------
                                                         $85,262         $94,905
                                                         -------         -------

     Other income, net includes the following:

                             Year          Three
                             Ended      Months Ended   Year Ended September 30,
                          December 31,  December 31,   ----------------------
(In thousands)               1998          1997          1997          1996
                           --------      --------      --------      --------
(Losses) gains
   on marketable
   securities and
   warrants                $ (4,324)     $   (142)     $ 11,461      $  4,871
Gains on disposition
   of long-term assets
   and businesses            34,126           345        32,143         7,155
Dividend income               4,119            18           572           486
Foreign currency
   gains                        216             3           919           510
Other                        (2,511)        2,079        (4,348)          668
                           --------      --------      --------      --------
                           $ 31,626      $  2,303      $ 40,747      $ 13,690
                           --------      --------      --------      --------

TWELVE

UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                      Year Ended December 31, 1998
                          ----------------------------------------------------
                                             Quarter Ended
(In thousands, except     ----------------------------------------------------
per share amounts)        March 31,     June 30,   September 30,  December 31,
                          ---------     --------   -------------  ------------
Revenues                   $286,774     $248,928     $224,215       $208,240
Gross profit(1)              98,327       88,833       84,956         72,197
Operating income             57,019       48,747       45,105         31,467
Net income                   39,692       35,732       28,538         21,026
Earnings per share:
   Basic                   $    .39     $    .35     $    .28       $    .21
   Diluted                 $    .36     $    .33     $    .27       $    .20

                                        Year Ended September 30, 1997
                          ---------------------------------------------------------
                                                Quarter Ended
(In thousands, except     ---------------------------------------------------------
per share amounts)        December 31,(2)    March 31,     June 30,   September 30,
                          ---------------    ---------     --------   -------------
Revenues                     $217,077         $238,683     $267,911     $305,632
Gross profit(1)                54,439           61,217       80,686       95,181
Operating income               23,612           28,202       45,193       57,754
Net income                     20,115           21,441       31,132       42,120
Earnings per share:
   Basic                     $    .22         $    .22     $    .32     $    .42
   Diluted                   $    .20         $    .21     $    .29     $    .38

(1) Gross profit represents revenues minus direct costs, and excludes depreciation expense, general and administrative expenses and merger expenses.

(2) Retroactively restated to include Adcor, which was merged with the Company in January 1997.

THIRTEEN

SEGMENT INFORMATION

     The Company adopted SFAS 131 during 1998, and accordingly, the Transition Period, 1997 and 1996 segment information has been restated in order to conform to the presentation in the current year. The Company's eight business units (nine in 1997 and 1996) have been aggregated into two reportable segments, specifically (1) contract drilling and (2) manufacturing and logistics, based on the nature of the services provided, the class of customers, the methods used to provide services and other economic characteristics. The contract drilling segment which consists of the Company's Alaska, Canada, US Lower 48, International, Offshore and UK North Sea (in 1997 and 1996) drilling operations, provides oil and gas land drilling, offshore platform drilling and offshore platform workover and related services. The manufacturing and logistics segment consists of the Company's Canrig, Epoch and Peak operating units that manufacture top drives, manufacture drilling instrumentation systems and provide construction and logistics services, respectively.

     The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Inter-segment sales are recorded at cost or cost plus a profit margin. The Company evaluates the performance of its segments based on operating income.

     The following table sets forth financial information with respect to the Company and its reportable segments:


                                               Year Ended   Three Months Ended     Year Ended September 30,
                                              December 31,     December 31,      ----------------------------
(In thousands)                                     1998             1997             1997             1996
                                              ------------  ------------------   -----------      -----------
Revenues:(1)
   Contract drilling                           $   872,717      $   280,373      $   940,941      $   657,509
   Manufacturing and logistics(2)                  111,188           31,316          115,051           76,956
   Other(3)                                        (15,748)          (8,883)         (26,689)         (14,722)
                                               -----------      -----------      -----------      -----------
                                               $   968,157      $   302,806      $ 1,029,303      $   719,743
                                               -----------      -----------      -----------      -----------

Depreciation:
   Contract drilling                           $    79,976      $    19,335      $    62,572      $    42,559
   Manufacturing and logistics                       5,402            1,061            3,964            3,061
   Other(4)                                           (429)             (83)            (145)             497
                                               -----------      -----------      -----------      -----------
                                               $    84,949      $    20,313      $    66,391      $    46,117
                                               -----------      -----------      -----------      -----------

Operating income (loss):
   Contract drilling                           $   181,793      $    64,596      $   157,879      $    82,941
   Manufacturing and logistics                      15,861            5,653           13,428            7,317
   Other(4)                                        (15,316)          (6,050)         (16,546)         (13,159)
                                               -----------      -----------      -----------      -----------
                                                   182,338           64,199          154,761           77,099

   Consolidated interest expense                   (15,463)          (3,979)         (16,520)         (11,884)
   Consolidated interest income                      1,480               93            3,422            2,695
   Consolidated other income                        31,626            2,303           40,747           13,690
                                               -----------      -----------      -----------      -----------
   Consolidated income before income taxes     $   199,981      $    62,616      $   182,410      $    81,600
                                               -----------      -----------      -----------      -----------

Total assets:
   Contract drilling                           $ 1,334,378      $ 1,159,844      $ 1,106,390      $   693,254
   Manufacturing and logistics(5)                   83,980           69,761           66,585           47,545
   Other(4)                                         31,884           51,701           61,257          130,475
                                               -----------      -----------      -----------      -----------
                                               $ 1,450,242      $ 1,281,306      $ 1,234,232      $   871,274
                                               -----------      -----------      -----------      -----------

Capital expenditures:
   Contract drilling                           $   305,620      $    83,136      $   391,446      $   168,582
   Manufacturing and logistics                       8,530            1,994           12,689            7,276
   Other(4)                                           (686)          (1,092)          (7,467)          (1,375)
                                               -----------      -----------      -----------      -----------
                                               $   313,464      $    84,038      $   396,668      $   174,483
                                               -----------      -----------      -----------      -----------

(1) One customer represented approximately 11% of consolidated revenues during 1998. Both of the Company's reportable segments recorded sales to this customer.

(2) Includes (losses) earnings of unconsolidated affiliates, accounted for by the equity method, of $(.3) million, $0, $.5 million and $.1 million for 1998, the Transition Period, 1997 and 1996, respectively.

(3)  Elimination of inter-segment manufacturing and logistics sales.

(4) Includes the elimination of inter-segment transactions and unallocated corporate expenses, assets and capital expenditures.

(5) Includes $4.9 million, $3.8 million, $3.6 million and $2.7 million of investments in affiliates accounted for by the equity method for 1998, the Transition Period, 1997 and 1996, respectively.

     The following table sets forth financial information with respect to the Company's operations by geographic area:


                       Year Ended   Three Months Ended    Year Ended September 30,
                      December 31,      December 31,     -------------------------
(In thousands)            1998              1997            1997           1996
                      -----------       ----------       ----------     ----------
Revenues:
   United States       $  692,636       $  236,508       $  797,319     $  503,622
   Foreign                275,521           66,298          231,984        216,121
                       ----------       ----------       ----------     ----------
                       $  968,157       $  302,806       $1,029,303     $  719,743
                       ----------       ----------       ----------     ----------

Property, plant and
 equipment, net:
   United States       $  823,561       $  703,594       $  642,394     $  331,416
   Foreign                303,593          219,808          218,999        179,787
                       ----------       ----------       ----------     ----------
                       $1,127,154       $  923,402       $  861,393     $  511,203
                       ----------       ----------       ----------     ----------

FOURTEEN

SUBSEQUENT EVENTS

     During October 1998, the Company executed a definitive agreement with Bayard, pursuant to which a wholly owned, special purpose subsidiary of the Company will merge into Bayard. Pursuant to the merger agreement as amended, each of the approximately 18.2 million Shares of Bayard will be exchanged for
0.3375 Shares of the Company and $.30 per Share in cash (approximately 6.14 million Shares and $5.5 million of cash in the aggregate). Approximately $120.0 million of Bayard debt will remain outstanding immediately following the merger as an obligation of Bayard, which the Company does not intend to guarantee. The merger which has received the necessary approvals, is subject to the satisfaction of certain closing conditions, and is expected to close in the second quarter of 1999. The merger will be accounted for under the purchase method of accounting. Bayard owns and operates 87 drilling rigs, 73 of which are actively marketed. The majority of the rigs are located in the mid-continent region of the United States and south Texas with the balance of the fleet located throughout east Texas and Louisiana. In addition, Bayard has a significant inventory of new component equipment including drill pipe, engines and high horsepower mud pumps. Bayard also owns and operates a sizeable fleet of oilfield hauling equipment.

     During January 1999, the Company executed a definitive merger agreement with Pool, pursuant to which each of the approximately 18.8 million Shares of Pool not owned by the Company prior to the merger will be exchanged for 1.025 Shares of the Company (approximately 19.3 million Shares). As of December 31, 1998, Pool had approximately $172.8 million of long-term debt that will remain an obligation of Pool after the acquisition. The merger, which is subject to the approval of Pool's shareholders, the customary regulatory approvals and other closing conditions, will be accounted for under the purchase method of accounting and is expected to close during the second quarter of 1999. Pool operates five drilling rigs in Alaska, a total of 57 drilling and workover rigs in international areas, 25 offshore platform drilling rigs in the Gulf of Mexico and 754 workover rigs in the United States. Pool also owns and operates 23 offshore supply vessels, more than 300 fluid hauling trucks and a large quantity of fluid storage tanks.

     On March 9, 1999, the Company issued $325.0 million of 6.80% senior unsecured notes due April 15, 2004 (the "6.80% Notes"). Interest on the 6.80% Notes is payable semi-annually on April 15 and October 15 each year, commencing on October 15, 1999. The proceeds from the issuance of the 6.80% Notes are expected to be used to repay certain short-term and long-term borrowings of the Company and, if the acquisition of Bayard is completed, certain senior bank debt and equipment notes of Bayard. The remaining proceeds will be used for general corporate purposes, including but not limited to, working capital, investment in subsidiaries, retirement of other indebtedness if economically prudent and possible future business acquisitions.

CORPORATE INFORMATION

Corporate Address
Nabors Industries, Inc.
515 West Greens Road
Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
Fax: (281) 872-5205

Form 10-K

Copies may be obtained at no charge by writing to the Corporate Secretary at the corporate office of the Company.

Transfer Agent

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303

Investor Contact

Dennis A. Smith
Director of Corporate Development

Independent Accountants

PricewaterhouseCoopers LLP
Houston, Texas

Price of Common Stock

As of December 31, 1998, there were 100,792,426 shares of Common Stock outstanding held by 2,381 holders of record. The Common Stock is listed on the American Stock Exchange under the symbol "NBR". The following table sets forth the reported high and low sales prices of the Common Stock on the Composite Tape for the calendar quarters indicated.

                                         Stock Price
                                     --------------------
Calendar Year                          High        Low
                                     --------    --------
1996 Fourth quarter                  21 1/2      13 1/4
                                     --------    --------
1997 First quarter                   22          14 3/4
     Second quarter                  25 1/16     17 3/4
     Third quarter                   40 7/8      24 7/8
     Fourth quarter                  46 13/16    26
                                     --------    --------
1998 First quarter                   31 9/16     19 15/16
     Second quarter                  27 3/8      19 3/4
     Third quarter                   21 7/16     11 3/4
     Fourth quarter                  20 11/16    12 1/16
                                     --------    --------

PRINCIPAL OPERATING SUBSIDIARIES

Nabors Alaska Drilling, Inc.
Anchorage, Alaska
James Denney, President

Nabors Drilling
  International Limited
Houston, Texas
Siegfried Meissner, President

Nabors Drilling USA, Inc.
Houston, Texas
Larry P. Heidt, President

Nabors Drilling Limited
Nisku, Alberta
Duane A. Mather, President

Peak Oilfield Services
  Company
Anchorage, Alaska
Michael R. O'Conner,
  President

Sundowner Offshore
  Services, Inc.
Houston, Texas
Jerry C. Shanklin, President

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

Martin J. Whitman
Chief Executive Officer,
  M.J. Whitman, Inc.
Chairman, Danielson
  Holding Corporation
Chairman, Third
  Avenue Trust

OFFICERS

Eugene M. Isenberg
Chairman and Chief
  Executive Officer

Anthony G. Petrello
President and Chief
  Operating Officer

Richard A. Stratton
Vice Chairman

Daniel McLachlin
Vice President - Administration
  and Corporate Secretary

Bruce P. Koch
Vice President - Finance


                               Design: Savage Design Group, Inc., Houston, Texas

                         [LOGO] NABORS INDUSTRIES, INC.

515 West Greens Road      Suite 1200      Houston, Texas 77067      281-874-0035