Form 10-K405, Exhibit 13
period 1999-12-31
NABORS INDUSTRIES INC
filed 2000-03-30
CIK 798943

                                                                      EXHIBIT 13


                                        A
                                     SIMPLE
                                      PLAN


                                   [GRAPHIC]



                      Nabors Industries 1999 annual report

The Interconnected Elements of our Strategy .................................  2
Financial Highlights ........................................................ 15
Areas of Operation .......................................................... 17
Financial Review ............................................................ 40
Corporate Information ....................................................... 68

                                      WITH
                                   INCREASING
                                     IMPACT


                                   [GRAPHIC]

                               THE INTERCONNECTED


[DRAWING OF DRILLING RIG]

1    LOW-COST PREMIUM ASSETS

2    FAVORABLE LONG-TERM AND DIVERSE MARKETS

3    SUSTAINABLE COMPETITIVE ADVANTAGES

4    DEDICATED AND CAPABLE EMPLOYEES

5    EMPHASIS ON SAFETY AND QUALITY

6    LEADING-EDGE TECHNOLOGY

7    FINANCIAL FLEXIBILITY

8    SEIZE OPPORTUNITIES

                            ELEMENTS OF OUR STRATEGY


1999 represented one of the worst market environments I have experienced during my tenure with Nabors. However, your Company was able to mitigate the effects of this market and even capitalize upon it by adhering to the elements of our long-term strategic plan. In fact, we not only weathered the storm, we consummated two major acquisitions while still managing to enhance our capital structure. These accomplishments allowed us to emerge from the trough as a stronger company ready to realize the potential impact robust demand for our services should have on our financial results.

                             [DRAWING OF UMBRELLA]

                              WEATHERING THE STORM

The weak drilling market that started in late 1997 deepened in 1999 as reflected by the US working rig count, which in April reached its lowest level since Baker Hughes began tracking rigs shortly after World War II. This decline was the direct result of continued reductions in capital spending by our customers, many of whom saw their financial positions even further eroded in 1999 by protracted low oil prices. While oil prices steadily increased throughout the remainder of the year following a March OPEC agreement to curtail production, increases in customer spending for drilling continued to lag.

In spite of this anemic market, Nabors remained profitable. At the same time, we maintained a relatively high level of discretionary cash flow by quickly and aggressively reducing overhead and operating costs, and by selectively curtailing capital expenditures. Our cost control efforts were supplemented during the second half of the year by significant improvement in gas-directed activity in our Gulf of Mexico offshore platform workover, US Lower 48 land and Canadian drilling operations. These positive elements were largely offset by further deterioration in our International and Offshore platform drilling operations where a number of higher cash flow, long-term contracts were completed in mid-year. By year end, the outlook was much improved for all Nabors operations as crude oil and natural gas prices continued to exceed expectations.

The combination of our ability to maintain a strong financial position and achieve relatively good results during the downturn led to an

                                      ($)


                              REMAINING PROFITABLE

                                   [GRAPHIC]

                          BUILDING THROUGH ACQUISITIONS

                                   [GRAPHIC]
improved relative stock valuation. Our favorable valuation and good access to low-cost capital allowed us to again take advantage of industry weakness by completing two strategic acquisitions, Bayard Drilling Technologies, Inc. and Pool Energy Services Co.

These sizeable acquisitions significantly added to our premium asset base, further strengthened our workforce, expanded our presence geographically and added two new lines of business, US land well-servicing and workover, and marine supply vessels. Specifically, Bayard added 87 primarily deep premium rigs, all located in the US Lower 48. Pool augmented significantly our Alaska, Offshore and International operations. In both cases we were able to eliminate redundant overhead and apply Nabors' lower insurance and operating costs, saving approximately $30 million annually in Pool alone.

We also took several steps to further enhance our solid financial position. In March, prior to the significant rise in interest rates, Nabors placed $325 million in five-year term Senior Debt at 6.8%. This was undertaken in anticipation of refinancing roughly $330 million in Pool and Bayard debt upon closing of these acquisitions.

In addition, during June and July we repaid the $40 million in Nabors' higher-cost debt and called our $172.5 million in convertible debt, thus forcing conversion of these notes into common stock. We addressed the acquired companies' debt by providing both with sufficient funds to repay approximately $70 million in miscellaneous debt. We also repurchased all of Bayard's $100 million in 11% notes and $86 million of Pool's $150 million issue of 8 5/8% notes.

                        ENHANCING OUR CAPITAL STRUCTURE

                                   [GRAPHIC]

                               EMERGING STRONGER

                                   [GRAPHIC]

These actions reduced our total debt to capitalization ratio to less than 25%, from a high of 40% pro forma for the acquisitions (assuming both occurred concurrently), and earned upgrades of our debt ratings.

Nabors' actions during the drilling industry downturn have allowed us to emerge stronger than ever. We now have a much larger asset base in many good operating regions. Our businesses are stronger, with more assets and broader product lines. We continue to invest in enhancing the safety, quality, technology and efficiency of our operations. Our financial position is stronger than ever, as is our access to low-cost capital. This combination bodes well for higher earnings and enhances our ability to consider ever more significant strategic opportunities.

The accomplishments of our dedicated and capable workforce in 1999 are remarkable, particularly in the improvements they effected in the areas of safety, quality and efficiency of our operations.

The emerging supply/demand balance of both the assets we operate and the commodities that underpin our industry imply an enduring recovery. These conditions, along with all of 1999's enhancements, suggest even higher potential in all of our businesses. We will thus concentrate our efforts on realizing this potential. I look forward to reporting higher earnings and return on capital in 2000.


/s/ EUGENE M. ISENBERG

Eugene M. Isenberg

Chairman and Chief Executive Officer




[PICTURED LEFT TO RIGHT]

Anthony G. Petrello, President and Chief Operating Officer
Richard A. Stratton, Vice Chairman
Eugene M. Isenberg, Chairman and Chief Executive Officer

                                NABORS INDUSTRIES
                              FINANCIAL HIGHLIGHTS
                    (In thousands, except per share amounts)

                                                              Twelve
                                                           Months Ended
                               Year Ended    Year Ended    December 31,
operating data                December 31,  December 31,    (Unaudited)                      Year Ended September 30,
------------------------------------------------------------------------------------------------------------------------------
                                 1999          1998           1997           1997         1996          1995         1994
Revenues                      $  642,264    $  968,157     $1,115,032     $1,029,303   $  719,743    $  572,788   $  484,268

Depreciation and amortization     99,893        84,949         72,350         66,391       46,117        31,042       26,241

Operating income                  58,408       182,338        195,348        154,761       77,099        58,555        9,299

Net income                        27,704       124,988        136,020        114,808       70,500        51,104        1,350

Net income per diluted share  $      .23    $     1.16     $     1.24     $     1.08   $      .75    $      .57   $      .02

Weighted average number of
  diluted shares outstanding     120,449       112,555        113,793        111,975       93,752        89,655       85,620

Capital expenditures and
  acquisitions of businesses  $  667,517    $  313,464     $  381,009     $  396,668   $  174,483    $  144,560   $   62,907
------------------------------------------------------------------------------------------------------------------------------

operating data                            Year Ended September 30,
-------------------------------------------------------------------------
                                    1993           1992           1991
Revenues                         $  419,406     $  312,407     $  264,239

Depreciation and amortization        22,434         16,526         10,119

Operating income                     38,257         34,705         30,324

Net income                           38,558         33,740         29,724

Net income per diluted share     $      .50     $      .45     $      .42

Weighted average number of
  diluted shares outstanding         77,806         74,666         70,728

Capital expenditures and
  acquisitions of businesses     $   84,752     $   61,124     $   88,104
-------------------------------------------------------------------------

                                    As of          As of          As of
balance sheet data               December 31,    December 31,  December 31,                      As of September 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                     1999           1998           1997           1997           1996         1995           1994
Cash and short-term
   marketable securities         $  111,666     $   23,450     $   12,606     $   11,044     $  104,027   $   15,334     $   45,232

Working capital                     195,817         36,822         62,571         70,872        172,091       33,892         77,248

Property, plant and
   equipment, net                 1,669,466      1,127,154        923,402        861,393        511,203      393,464        283,141

Total assets                      2,398,003      1,465,907      1,281,306      1,234,232        871,274      593,272        490,273

Long-term obligations               482,600        217,034        226,299        229,507        229,504       51,478         61,879

Stockholders' equity              1,470,074        867,469        767,340        727,843        457,822      368,750        317,424

Funded debt to capital ratio         0.25:1         0.26:1         0.27:1         0.27:1         0.35:1       0.20:1         0.21:1
-----------------------------------------------------------------------------------------------------------------------------------

balance sheet data                         As of September 30,
--------------------------------------------------------------------------
                                      1993           1992           1991
Cash and short-term
   marketable securities          $   70,458     $   14,783     $   15,139

Working capital                      113,653         33,831         15,650

Property, plant and
   equipment, net                    270,865        220,761        185,543

Total assets                         493,927        339,930        285,615

Long-term obligations                 73,109         49,294         37,489

Stockholders' equity                 307,583        201,058        157,302

Funded debt to capital ratio          0.24:1         0.28:1         0.24:1
--------------------------------------------------------------------------

                                                               Twelve
                                                             Months Ended
geographic distribution       Year Ended      Year Ended     December 31,
of revenues and assets        December 31,    December 31,   (Unaudited)                       Year Ended September 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                  1999           1998           1997           1997           1996           1995           1994
Revenues:
 United States                 $  439,131     $  692,636     $  867,999     $  797,319     $  503,622     $  383,376     $  299,278
 Foreign                          203,133        275,521        247,033        231,984        216,121        189,412        184,990
-----------------------------------------------------------------------------------------------------------------------------------
                               $  642,264     $  968,157     $1,115,032     $1,029,303     $  719,743     $  572,788     $  484,268
-----------------------------------------------------------------------------------------------------------------------------------
Total assets:
 United States                 $1,917,751     $1,068,193     $  958,026     $  897,453     $  593,014     $  348,248     $  287,390
 Foreign                          480,252        397,714        323,280        336,779        278,260        245,024        202,883
-----------------------------------------------------------------------------------------------------------------------------------
                               $2,398,003     $1,465,907     $1,281,306     $1,234,232     $  871,274     $  593,272     $  490,273
-----------------------------------------------------------------------------------------------------------------------------------

geographic distribution
of revenues and assets                   Year Ended September 30,
---------------------------------------------------------------------------
                                     1993           1992           1991
Revenues:
 United States                    $  224,401     $  138,534     $  146,690
 Foreign                             195,005        173,873        117,549
---------------------------------------------------------------------------
                                  $  419,406     $  312,407     $  264,239
---------------------------------------------------------------------------
Total assets:
 United States                    $  277,945     $  152,715     $  144,590
 Foreign                             215,982        187,215        141,025
---------------------------------------------------------------------------
                                  $  493,927     $  339,930     $  285,615
---------------------------------------------------------------------------

[GRAPHIC: a pie chart representing the Company's estimate of the relative size of the contribution from each of its more significant business lines under a scenario where the supply and demand for rigs is in balance.]


                               OPERATING SYNERGIES

Nabors Industries operates through a group of semi-autonomous business units, among whom it allocates capital and other resources, and provides centralized administration support. These units are organized on a geographic and line-of-business basis, each possessing leading market positions, high-quality assets and capable people.

NABORS ALASKA

NABORS ALASKA COMPLETED 1998 AT RECORD LEVELS OF PERFORMANCE, BUT IMMEDIATELY ENDURED A PRECIPITOUS DECLINE IN ACTIVITY.

         Activity bottomed out at one-third of historical highs in the second quarter of 1999 and remained there throughout the year. The work force reduction that accompanied this decline was the largest in the history of this operating unit.

         The year was not without some bright spots, however. The Pool acquisition, while late in the year, adds three active drilling rigs. Significant operating synergies and consolidation savings have already been effected.

         During the decline in activity, this unit continued to expand its commitment to safety. We implemented an even more intensive safety incentives program which rewards compliance as well as results. The success of the program was evident during the second half of 1999 when Nabors Alaska experienced no lost time accidents or OSHA recordable incidents.

         Furthermore, by year end we had completed implementation of a structured technical limits program in conjunction with BP Amoco. The program identifies and records how drilling hazards and risks were managed on previous wells and incorporates that data into future well planning. This system is expected to improve drilling efficiency and reduce costs.

         Going forward, Nabors Alaska expects 2000 to be greatly improved as customers begin to implement previously announced higher levels of spending. Prudhoe Bay should see expanded activity and prospects in Cook Inlet are bright for the second half of the year. Significantly higher levels of activity should follow once the uncertainties surrounding the proposed merger of BP Amoco and Arco are resolved.

                         [PHOTO OF ARCTIC DRILLING RIG]

NABORS CANADA

NABORS CANADA EXPERIENCED A STRONG RECOVERY IN THE THIRD QUARTER FROM THE SOFT MARKET THAT HAD PREVAILED FROM MID-1998 THROUGH THE FIRST TWO QUARTERS OF 1999. THE LAST THREE MONTHS WERE THE STRONGEST FOURTH QUARTER ON RECORD IN TERMS OF RIG UTILIZATION.

                            [PHOTO OF DRILLING RIG]


         This robust market appears sustainable throughout 2000 and beyond, based upon improved oil and gas prices and Canada's added capacity to export gas to the United States, which will be further enhanced with the opening of the new Alliance pipeline in 2001. Deep gas drilling is particularly strong in existing areas, with new discoveries in the higher latitudes holding great promise. Nabors is particularly well-positioned to participate in this expanding market given our premium rigs in the deeper classifications, and our ability as demand merits to add capacity at favorable capital costs from rigs stacked in the US Lower 48.

         Nabors has proactively instituted programs to address the need for qualified crews that is sure to result from this increased level of activity. A new safety initiative and expanded training programs should maintain the high standards our customers have come to expect from Nabors crews.

US LOWER 48


                            [PHOTO OF DRILLING RIG]

IMPROVING OIL PRICES FUELED A REBOUND IN THIS BUSINESS UNIT'S PERFORMANCE IN THE THIRD AND FOURTH QUARTERS OF 1999. THE AVERAGE RIG COUNT IMPROVED TO 55% OF ITS 1997 HIGH AFTER FALLING TO A LOW OF 30% AT THE END OF THE SECOND QUARTER.

         Nabors' rig level profitability remained solid despite low activity, due to a lower-cost structure and the contributions of integrated rentals like top drives and rig instrumentation.

         A highlight of the year was the company's excellent safety performance, which continued a trend within Nabors and placed the company at the top of the industry. Our lost time accident rate is approximately one-fourth of the comparable industry average. This advances us toward our primary goal of protecting the health and well being of our most important asset, our people.
It also contributes to improved morale and reduced turnover and is an important element in our customer's contractor selection process.

         Nabors also expects much of the new drilling activity to be deeper prospects. It took steps to meet expected demand in this market by overhauling and upgrading to state-of-the-art status two of our stacked, ultra-deep drilling rigs. One of these rigs is now working and the other has good prospects. A third deep drilling rig was also reactivated and refurbished and is now working. Going forward, the company expects continued improvement in drilling activity in 2000, with the corresponding improvement in dayrates that accompanies tightening supply in the face of increased demand. Premium rigs should be

                            [PHOTO OF DRILLING RIG]
highly utilized, the primary reason why Nabors is upgrading many of its rigs, with more than 100 scheduled to get new engines and improved drilling fluids processing equipment in the coming year. We expect to have substantially all of our fleet outfitted with our sister company's state-of-the-art instrumentation systems. We are also adding new Canrig top drives to our fleet to meet the higher demand for these units on our SCR rigs, 50% of which are currently so equipped. These and other upgrades will improve drilling efficiency and safety and reduce costs, all of which are expected to increase demand for these rigs.

         Nabors' large and diversified rig fleet should once again position the company to meet demand wherever it occurs. The company already has expanded its presence in California and along the Texas Gulf Coast by moving rigs from areas of lesser activity. This ability will become even more important in 2000 as the number of active Nabors rigs is expected to once again reach much higher levels.


Nabors' US land safety performance
                                            * IADC data for 1999 is preliminary.
                                              (Incident rate per 200K man-hours)


                                    [GRAPH]



IADC
Total Recordable Incidents     8.74*

Nabors
Total Recordable Incidents     4.44*


IADC
Lost Time Accidents            2.09*

Nabors
Lost Time Accidents             .47*


Nabors Drilling USA closed calendar year 1999 with outstanding achievement in safety.

o 181 rigs operated 33,050 rig days and 5 million man-hours without a lost time accident

o 106 rigs completed 16,275 rig days and over 2.5 million man-hours without an OSHA recordable incident

o    55 rigs operating more than two years without a recordable incident

                            [PHOTO OF DRILLING RIG]

INTERNATIONAL

NABORS INDUSTRIES' ACQUISITION OF POOL ENERGY SERVICES IN LATE NOVEMBER IS HAVING A MAJOR IMPACT ON NABORS INTERNATIONAL.

         The acquisition significantly enhanced our position in Saudi Arabia while eliminating redundant administrative costs there and in Pool's Houston-based international division headquarters. It also provides Nabors with a presence in Argentina, Ecuador, Guatemala, Oman and Pakistan.

         Several term contracts bolstered this unit's performance during the first and second quarters, but their expiration, combined with further reductions in drilling activity, resulted in declining profitability until the fourth quarter. However, during the last few months of the year there was a significant increase in bidding activity and we received several contract awards. The financial impact of these successes will be felt throughout 2000.

         Both the type and location of the Nabors International rig fleet contributed to the high success rate the company enjoyed during recent bidding. At year end, we had executed or were negotiating contracts that would soon return numerous idle rigs to service in Venezuela, Colombia, Ecuador, Yemen, Saudi Arabia, Algeria and other areas. Most of this success is due to our fleet's proximity to the projects and technical suitability. These resources will become even more important as demand for strategically located rigs increases. Several additional projects are expected to result from a new influx of bidding in the Middle East and South America, and provide reason for optimism in the second and third quarters.

         Nabors International will continue to reinforce its successful safety program and has begun implementation of this program throughout the former Pool operations. This is expected to enhance the company's already high safety rating.

NABORS OFFSHORE

NABORS OFFSHORE SAW ITS PERFORMANCE IN 1999 DECLINE SOMEWHAT FROM THE LEVELS ACHIEVED IN 1998, BUT THIS BUSINESS UNIT WAS STILL SOLIDLY PROFITABLE AND WELL AHEAD OF MOST OTHERS IN THE INDUSTRY.


         Low oil prices kept jackup and workover rigs largely inactive during the first half of the year. This unit bridged the downturn by contributions from several long-term contracts for both platform workover and drilling rigs. At mid-year, all but two of the platform drilling contracts were completed, the loss of which more than offset increased gas-related activity in our jackup and workover rig fleets.

         Nabors Offshore responded to reduced utilization levels by initiating a significant reduction in general and administrative overhead costs. The company took further steps to reduce costs by mothballing rigs with no near-term prospects.

         Nabors Industries' acquisition of Pool Energy Services Co. is having a large impact on Nabors Offshore. This unit is already realizing numerous benefits by improving the profitability of Pool's rigs, by eliminating redundant overhead and consolidating facilities.

         Going forward, Nabors Offshore expects steadily improving results from continued improvement in utilization and pricing within its platform and jackup workover rig fleets.

         The outlook for the larger platform drilling rigs is also improving, as evidenced by a recent new contract in Trinidad, and several new inquiries in March of 2000.

                            [PHOTO OF PLATFORM RIG]

WELL-SERVICING


                      [PHOTO OF MOBILE WELL-SERVICING RIG]

POOL WELL SERVICING, WHICH WAS ACQUIRED IN LATE-1999, EXPERIENCED A ROLLER COASTER EFFECT WITH ACTIVITY DECLINING TO 50% OF 1998 HISTORICAL HIGHS, THEN REBOUNDED IN THE THIRD AND FOURTH QUARTERS TO FINISH AT APPROXIMATELY 70% OF RECORD UTILIZATION LEVELS.

         Pool Well Services is the US land well-servicing and workover business Nabors acquired in its acquisition of Pool Energy Services Company in late 1999. Well-servicing is the term applied to mechanical repairs performed on producing wells, primarily oil wells with artificial lift systems. This type of work is the dominant one of three components of this unit's business. Other services are workover, which involves more extensive reworking of oil and gas wells to increase production, and production services, which consists primarily of the transportation, storage and disposal of oilfield fluids.

         After a slow start, the market for Pool Well Services rebounded in mid-1999 in response to improved oil prices. By mid-year, activity fell to 50% of its 1998 highs. By year end, well-servicing activity, which is usually the first to respond to higher oil prices and is often a good leading indicator of improved oil directed drilling activity, climbed back to 70% of its record utilization levels. Pricing stayed firm throughout this period and trended upward at the end of the year. This unit also took steps to improve its profitability by restructuring its organization, reducing man power and closing unprofitable facilities.

         Going forward, the company expects further improvement in 2000 in both utilization and pricing. Efficiency and profitability will be further enhanced by the reduced overhead and improved operating synergies resulting from its consolidation within the Nabors group.

MARINE SUPPLY

                            [PHOTO OF SUPPLY VESSEL]

AND TRANSPORTATION

1999 INITIALLY WAS A WEAK YEAR FOR SEA MAR, WHOSE BUSINESS CLOSELY TRACKS DRILLING ACTIVITY, BUT AN IMPROVED FOURTH QUARTER GIVES REASON FOR OPTIMISM IN 2000.

         Sea Mar is the offshore marine transportation business Nabors acquired as part of the Pool Energy Services Company acquisition. At year end, it consisted of fourteen supply vessels, eight mini-supply vessels, two research vessels, one anchor-handling and towing vessel, and five recently constructed deepwater drilling support vessels. The five new vessels are part of a $100 million, ten-vessel building program initiated prior to our acquisition. Two more boats have been delivered since the first of the year and the final two will be delivered in the second half of the year.

         These new vessels fit Nabors' premium asset strategy. While the older, more common vessels still face weak demand, these new vessels appear to be appropriately designed and well-timed. They are particularly well-suited to supporting deepwater programs because of their innovative design and other features, notably dynamic positioning and expanded dimensions that yield essentially twice the deck space, bulk materials and fuel transport capacity of conventional 180-ft. supply vessels. Another feature, shallower draft, provides accessibility to an increased number of ports, providing the customer with additional flexibility in locating shore bases and potentially reducing nonproductive transit time.

         The company took steps to mitigate the impact of the weak market conditions in 1999 by reducing operating costs and stacking some of its older assets to defer maintenance costs associated with required dry docking.

         Going forward, the company expects continued improvement in Gulf of Mexico drilling activity and a proportionate increase in demand for vessels, especially the new vessels, all of which should be contributing to earnings by year end. Sea Mar is also pursuing several opportunities outside its normal scope of operations, including subsea fiber optic cable maintenance.

MANUFACTURING

NABORS CONTINUES TO BENEFIT FROM THE CONTRIBUTION OF RENTALS AND OUTSIDE SALES OF TOP DRIVES AND RIG INSTRUMENTATION PROVIDED THROUGH SUBSIDIARIES CANRIG AND EPOCH.

         Canrig had a weak 1999 with the only highlight being the penetration of the ultra-deepwater drilling market with the shipment of four top drive systems for use on state-of-the-art semi-submersible offshore rigs. Since late 1999, this unit has experienced a healthy increase in its backlog, which stood at 70% of planned 2000 capacity in March. Other recent developments are the establishment of a new alliance with another of the largest US land drillers, and the pending roll out of the industry's first 750-ton A/C top drive for land application.

         In 1999, Epoch experienced rapid adoption of its Rigwatch(TM) System first introduced in 1998, with 150 units operating nationwide by year end. The mudlogging segments of the business also experienced significant improvement.

         New product development continued in 1999. We released Rigwatch(TM) 2000, which further automates and accelerates data collection at the rig while building a database of drilling parameters. We also upgraded our DML 2000 mudlogging system and will soon roll out a new customer accessed website called "My Rigs.com(TM)" that will let customers use the Internet to monitor rig performance anywhere in the world. We have now installed Rig Report(TM) software and Epoch instrumentation on over 140 domestic rigs. We have automated payroll and procurement processing as well as daily operations reporting utilizing our intranet, and we are moving forward on accounts receivable automation.

         Going forward, 2000 looks strong with this entity expected to nearly double the number of its systems in place by year end.

AND TECHNOLOGY


                   [PHOTO OF TOP DRIVE MANUFACTURING PROCESS]

TRANSPORTATION

                                    [PHOTO]

AND CONSTRUCTION

BOTH PEAK USA AND PEAK OILFIELD SERVICE COMPANY (ALASKA) ENTERED 1999 WITH MODEST EXPECTATIONS, BUT A COMBINATION OF COST-CUTTING EFFORTS, ORGANIZATIONAL RESTRUCTURING AND BETTER THAN ANTICIPATED ACTIVITY IN SOME AREAS YIELDED ACCEPTABLE RESULTS FOR BOTH OF THESE BUSINESS UNITS.

         Peak USA consists of some 400 units of oilfield hauling and rig moving equipment, primarily located in Texas, Oklahoma and Louisiana. During the year, Peak USA became a wholly-owned subsidiary of Nabors following our purchase of the remaining 50% of this joint venture company from our Alaskan partner. Peak USA is now fully consolidated into Nabors Industries and the company has been put under new management.

         Our 50% Alaskan joint venture, Peak Oilfield Service Company, benefited from the long cycle time required in new field development. Peak was awarded meaningful construction activity related to development of the infrastructure for the Alpine field on the North Slope. Increased revenues from Prudhoe Bay's drilling waste remediation project further helped an otherwise weak year.

         In 2000, Peak Oilfield Service Company expects to benefit from anticipated increases in exploration and development drilling activity, as well as planned construction activity at Northstar and in the Colville River area, some 50 miles west of Prudhoe Bay.

                                  [WORLD MAP]


Nabors operates a large, high-quality and diverse fleet of land and offshore platform rigs in numerous areas around the globe. A significant percentage of our rigs are rated for deeper and more sophisticated drilling applications. We have a majority of the industry's premium electric (SCR) rigs, which generally are preferred for directional, horizontal and deeper, more difficult wells. Certain of our rigs are highly specialized and advanced designs for some of the world's most challenging environments.

                               NABORS INDUSTRIES
                              WORLDWIDE RIG FLEET

land rig fleet                          LESS THAN 10,000'  10,000' TO 14,999'  15,000' TO 19,999'  20,000' AND DEEPER

  525 actively marketed rigs              MECH     SCR      MECH     SCR         MECH     SCR        MECH     SCR     TOTAL
----------------------------------------------------------------------------------------------------------------------------
ALASKA
  North Slope(1)                                                3       2                    3                   9      17
  Kenai/Cook Inlet                                                                           2                           2
----------------------------------------------------------------------------------------------------------------------------
    Subtotal Alaska Land Rigs                                   3       2                    5                   9      19
----------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL
  Houston                                                                                                        2       2
  Africa                                                                                     1                           1
  CIS                                                           2       1                    1                   2       6
  Middle East                                 6                 4      10                    9                   6      35
  South and Central America                   1                12       7            4       4                   7      35
  Joint Ventures(2)                          14(3)              1       2                    2                   1      20
----------------------------------------------------------------------------------------------------------------------------
    Subtotal International Land Rigs         21                19      20            4      17                  18      99
----------------------------------------------------------------------------------------------------------------------------
US LOWER 48
  SOUTHERN DIVISION
   East Texas District                                         12       5            7      22           1      10      57
   South Texas District                                         6       1            8      15           8      10      48
   Gulf Coast District                                          1       1            3                   5      25      35
  SOUTHWEST DIVISION
   California District                        7       1         3       4            1       5                   7      28
   West Texas District                        5                15                    6       3           2       1      32
   Mid-Continent District                    11                23       5           23      10           7      17      96
   Rockies District                           9       2        26       3           27       4           1       5      77
----------------------------------------------------------------------------------------------------------------------------
    Subtotal US Lower 48 Land Rigs           32       3        86      19           75      59          24      75     373
----------------------------------------------------------------------------------------------------------------------------
CANADA                                       14       1         5       2            2       6                   5      35
----------------------------------------------------------------------------------------------------------------------------
    TOTAL LAND RIGS                                                                                                    526
----------------------------------------------------------------------------------------------------------------------------

US land well-servicing rigs--650 actively marketed workover/well-servicing rigs
----------------------------------------------------------------------------------------------------------------------------

offshore rig fleet                                       PLATFORM RIGS
                                        ----------------------------------------------------------
                                        Concentric                                        SUPER
  36 actively marketed workover rigs*     Tubing       750 HP    SUNDOWNER(R)   750 HP   SUNDOWNER   JACKUP  Barge    Total
----------------------------------------------------------------------------------------------------------------------------
GULF OF MEXICO                              3          2             7           3         2          9       2     28
----------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL
  Australia                                                                       1                                   1
  Brazil                                                                                   1                          1
  Italy                                                                                    1                          1
  Malaysia                                                                        1                                   1
  Mexico                                                                                   3                          3
  Turkmenistan                                                        1                                               1
----------------------------------------------------------------------------------------------------------------------------
     Subtotal International Workover Rigs                             1           2        5                          8
----------------------------------------------------------------------------------------------------------------------------
TOTAL OFFSHORE WORKOVER RIGS                                                                                         36
----------------------------------------------------------------------------------------------------------------------------

                                                       PLATFORM RIGS
                                              --------------------------------
  16 actively marketed drilling rigs          MASE(TM)    SELF ERECTING    API     BARGE    JACKUP    TOTAL
-----------------------------------------------------------------------------------------------------------
GULF OF MEXICO                                   2            3              5       2                12
----------------------------------------------------------------------------------------------------------
INTERNATIONAL
  New Zealand                                                   1                                      1
  Trinidad                                                                                             1
  Middle East                                    1                                            2(4)     2
----------------------------------------------------------------------------------------------------------
    Subtotal International Offshore
      Drilling Rigs                              1              1                             2        4
----------------------------------------------------------------------------------------------------------
TOTAL OFFSHORE DRILLING RIGS                                                                          16
----------------------------------------------------------------------------------------------------------

(1) Includes one coiled tubing drilling rig at 50% ownership.

(2) Represents the net quantity of rigs owned by Nabors at approximately 50% interest.

(3) Includes 14 well-servicing rigs.

(4) Includes one jackup drilling rig at approximately 50% ownership.

                                  THE NUMBERS

41   SELECTED FINANCIAL DATA

42 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

50   REPORT OF INDEPENDENT ACCOUNTANTS

51   CONSOLIDATED BALANCE SHEETS

52   CONSOLIDATED STATEMENTS OF INCOME

53   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

54   CONSOLIDATED STATEMENTS OF CASH FLOWS

55   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                NABORS INDUSTRIES
                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    Twelve
                                                                 Months Ended     Three
                                Year Ended     Year Ended        December 31,  Months Ended
operating data(1)              December 31,   December 31,       (Unaudited)   December 31,
-------------------------------------------------------------------------------------------
                                   1999           1998             1997(2)         1997
Revenues                       $   642,264    $   968,157       $ 1,115,032    $   302,806
Operating expenses:
  Direct costs                     418,675        623,844           774,856        199,714
  General and adminis-
    trative expenses                65,288         77,026            72,478         18,580
  Depreciation and
    amortization                    99,893         84,949            72,350         20,313
  Merger expenses                       --             --                --             --
  Provision for reduction in
    carrying value of assets            --             --                --             --
-------------------------------------------------------------------------------------------
Operating income                    58,408        182,338           195,348         64,199
Interest (expense)
  income, net                      (21,639)       (13,983)          (14,387)        (3,886)
Other income, net                    8,860         31,626            28,502          2,303
-------------------------------------------------------------------------------------------
Income before
  income taxes                      45,629        199,981           209,463         62,616
Income taxes                        17,925         74,993            73,443         21,289
-------------------------------------------------------------------------------------------
Net income                     $    27,704    $   124,988       $   136,020    $    41,327
-------------------------------------------------------------------------------------------
Net income per
  diluted share                $       .23    $      1.16       $      1.24    $       .37
Weighted average
  number of diluted
  shares outstanding               120,449        112,555           113,793        116,427
Capital expenditures
  and acquisitions
  of businesses                $   667,517    $   313,464       $   381,009    $    84,038
-------------------------------------------------------------------------------------------

operating data(1)                                                 Year Ended September 30,
--------------------------------------------------------------------------------------------------------------------------
                                   1997          1996         1995         1994            1993         1992        1991
Revenues                       $ 1,029,303    $ 719,743    $ 572,788    $ 484,268       $ 419,406    $ 312,407   $ 264,239
Operating expenses:
  Direct costs                     737,780      539,665      434,097      369,677         313,458      215,939     187,873
  General and adminis-
    trative expenses                68,616       56,862       49,094       47,770          45,257       45,237      35,923
  Depreciation and
    amortization                    66,391       46,117       31,042       26,241          22,434       16,526      10,119
  Merger expenses                    1,755           --           --        1,595              --           --          --
  Provision for reduction in
    carrying value of assets            --           --           --       29,686(3)           --           --          --
--------------------------------------------------------------------------------------------------------------------------
Operating income                   154,761       77,099       58,555        9,299          38,257       34,705      30,324
Interest (expense)
  income, net                      (13,098)      (9,189)      (5,917)      (5,778)         (7,733)      (4,349)        551
Other income, net                   40,747       13,690        5,990        2,718          11,593        5,559       2,395
--------------------------------------------------------------------------------------------------------------------------
Income before
  income taxes                     182,410       81,600       58,628        6,239          42,117       35,915      33,270
Income taxes                        67,602       11,100        7,524        4,889           3,559        2,175       3,546
--------------------------------------------------------------------------------------------------------------------------
Net income                     $   114,808    $  70,500    $  51,104    $   1,350       $  38,558    $  33,740   $  29,724
--------------------------------------------------------------------------------------------------------------------------
Net income per
  diluted share                $      1.08    $     .75    $     .57    $     .02       $     .50    $     .45   $     .42
Weighted average
  number of diluted
  shares outstanding               111,975       93,752       89,655       85,620          77,806       74,666      70,728
Capital expenditures
  and acquisitions
  of businesses                $   396,668    $ 174,483    $ 144,560    $  62,907       $  84,752    $  61,124    $ 88,104
--------------------------------------------------------------------------------------------------------------------------


balance sheet data(1)                 As of December 31,
--------------------------------------------------------------
                              1999         1998         1997
Cash and short-term
  marketable securities   $  111,666   $   23,450   $   12,606
Working capital              195,817       36,822       62,571
Property, plant and
  equipment, net           1,669,466    1,127,154      923,402
Total assets               2,398,003    1,465,907    1,281,306
Long-term obligations        482,600      217,034      226,299
Stockholders' equity       1,470,074      867,469      767,340
Funded debt to
  capital ratio               0.25:1       0.26:1       0.27:1
--------------------------------------------------------------

balance sheet data(1)                                    As of September 30,
------------------------------------------------------------------------------------------------------
                              1997       1996       1995       1994       1993       1992       1991
Cash and short-term
  marketable securities   $   11,044   $104,027   $ 15,334   $ 45,232   $ 70,458   $ 14,783   $ 15,139
Working capital               70,872    172,091     33,892     77,248    113,653     33,831     15,650
Property, plant and
  equipment, net             861,393    511,203    393,464    283,141    270,865    220,761    185,543
Total assets               1,234,232    871,274    593,272    490,273    493,927    339,930    285,615
Long-term obligations        229,507    229,504     51,478     61,879     73,109     49,294     37,489
Stockholders' equity         727,843    457,822    368,750    317,424    307,583    201,058    157,302
Funded debt to
  capital ratio               0.27:1     0.35:1     0.20:1     0.21:1     0.24:1     0.28:1     0.24:1
------------------------------------------------------------------------------------------------------


(1) The results of operations and financial position for all years prior to 1995 have been retroactively restated to include the results of operations and financial position of Sundowner Offshore Services, Inc., which was acquired by the Company during October 1994. Other acquisitions' results of operations and financial position have been included beginning on the respective dates of acquisition and include Pool Energy Services Co. (November 1999), Bayard Drilling Technologies, Inc. (April 1999), New Prospect Drilling Company (May 1998), Can-Tex Drilling & Exploration, Ltd. land rigs (May 1998), Veco Drilling, Inc. land rigs (November 1997), Diamond L Drilling & Production land rigs (November 1997), Cleveland Drilling Company, Inc. (August 1997), Chesley Pruet Drilling Company (April
     1997), Adcor-Nicklos Drilling Company (January 1997, retroactive to October
     1996), Noble Drilling Corporation land rigs (December 1996), Exeter Drilling Company and its subsidiary, JW Gibson Well Services Company ("Gibson") (April 1996), Delta Drilling Company (January 1995), Grace Drilling Company (June 1993) and Henley Drilling Company (November 1990). The results of operations also reflect the disposition of the Company's UK North Sea (November 1996) and Gibson (January 1998) operations.

(2) Represents unaudited recast financial data for the twelve months ended December 31, 1997. This data was derived by adjusting the audited results for the year ended September 30, 1997 to exclude the unaudited results for the quarter ended December 31, 1996 and to include the audited results for the three months ended December 31, 1997.

(3) Represents reduction in carrying value of the Company's Yemen logistical assets and inventory, as well as facility closure costs in certain international areas, including Yemen, totaling $.35 per share.

                                NABORS INDUSTRIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


results of operations
--------------------------------------------------------------------------------

                  Fiscal Year 1999 Compared to Fiscal Year 1998

         Company revenues for 1999 totaled $642.3 million, representing a decrease of $325.9 million or 34% as compared to 1998. Operating income and net income for 1999 totaled $58.4 million and $27.7 million ($.23 per diluted share), respectively, representing decreases of 68% and 78% compared to 1998.

         The significant reduction in the 1999 operating results is a direct result of reduced capital spending by our customers for land drilling and offshore drilling and workover services following the decline in crude oil and gas prices that began during the fourth quarter of 1997 and reversed beginning in March of 1999. This customer reaction resulted in a reduction in the Company's rig utilization and dayrates during 1999 in most of the Company's operating units as compared to the prior year. These lower activity and pricing levels in our various business units leveled off during the middle to latter part of 1999 and generally are beginning to increase in response to higher average oil prices, which rose from a low of $11.37 per barrel in February 1999 to an average of $24.52 per barrel during the fourth quarter of 1999. Natural gas prices have been much more stable than oil prices during the past two years, but also have increased during 1999.

         The recent increase in North American activity is illustrated by the increase in the total US active land rig count. The rig count declined throughout 1998, reaching a more than 50-year low of 380 working rigs during April 1999. Since then, it has improved to 633 working rigs at December 31, 1999 (based on information published by Baker Hughes). This improvement was driven almost exclusively by rigs drilling for natural gas. Nabors has benefited directly from this increase in rig activity. It ended six consecutive quarters of declining operating and net income with the Company recording increasing operating results beginning with the third quarter and continuing with the fourth quarter of 1999. These results appear to mark the beginning of a sustainable upturn in our business that we expect to continue throughout the year 2000.

         Looking forward, the Company anticipates consistently improving operating results in the US Lower 48, as well as increased levels of activity in Canada resulting from high natural gas-related demand for deep drilling, silicon-controlled rectifier (SCR) rigs with top drives in the Canadian foothills. The Alaskan drilling operation is also expected to improve in 2000. Our customers should become more active as they begin to implement their announced, higher capital spending budgets. Additionally, utilization in the Company's International land and Offshore operations are expected to show improvements, based on increasing bid activity. In summary, if the current commodity price environment continues, modest improvements that began during the latter part of 1999 are expected to accelerate during the year 2000. As always, there are significant risks that could disrupt or delay this positive trend.

         The Company completed its acquisition of Pool Energy Services Co. ("Pool") on November 24, 1999. The acquisition was accounted for using the purchase method of accounting, and the Company's fourth quarter results included 37 days of Pool's operating results. Pool's operations, although profitable, were insignificant to Nabors' fourth quarter results. Although not yet complete, the integration of Pool into Nabors is occurring rapidly and smoothly. The Company is on schedule to realize the anticipated cost savings created from integrating the areas of overlap. The largest savings are being derived from consolidation of the various corporate functions and of the duplicate business unit headquarters of the Alaska, International and Offshore units (including the regional operations in Saudi Arabia). In addition to these cost efficiencies, there has been improvement in all of Pool's operations, including noticeable increases in utilization and pricing in both the land workover and well-servicing, and marine transport businesses.

         The following tables set forth certain information with respect to the Company's operating segments, the Company's rig activity and certain industry data:

                                                                   Twelve
                                                                Months Ended
                                    Year Ended    Year Ended    December 31,
                                   December 31,  December 31,   (Unaudited)             Increase (Decrease)
------------------------------------------------------------------------------------------------------------------------
(In thousands, except percentages)     1999           1998         1997(1)        1999 TO 1998          1998 TO 1997
Revenues:
  Contract drilling                 $ 605,271    $   872,717    $ 1,018,445    $(267,446)    (31%)   $(145,728)    (14%)
  Manufacturing and logistics          49,220        111,188        125,992      (61,968)    (56%)     (14,804)    (12%)
  Other(2)                            (12,227)       (15,748)       (29,405)       3,521      22%       13,657      46%
------------------------------------------------------------------------------------------------------------------------
                                    $ 642,264    $   968,157    $ 1,115,032    $(325,893)    (34%)   $(146,875)    (13%)
------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
  Contract drilling                 $  71,050    $   181,793    $   193,553    $(110,743)    (61%)   $ (11,760)     (6%)
  Manufacturing and logistics           3,064         15,861         19,540      (12,797)    (81%)      (3,679)    (19%)
  Other(2)                            (15,706)       (15,316)       (17,745)        (390)     (3%)       2,429      14%
------------------------------------------------------------------------------------------------------------------------
                                    $  58,408    $   182,338    $   195,348    $(123,930)    (68%)   $ (13,010)     (7%)
------------------------------------------------------------------------------------------------------------------------

(1) Represents unaudited recast segment information provided for comparative purposes.

(2) Includes the elimination of inter-segment transactions and unallocated corporate expenses.

                                                        Twelve
                         Year Ended     Year Ended    Months Ended
                        December 31,   December 31,   December 31,
------------------------------------------------------------------
                            1999           1998           1997
Rig activity:(1)
  Rig years(2)             149.5          204.1          268.8
  Rig utilization             31%            48%            66%
------------------------------------------------------------------

(1)  Excludes labor contracts and Pool and Gibson well-servicing rigs.

(2) Rig years represent a measure of the number of equivalent rigs operating during a given period. For example, one rig operating 182.5 days during a 365-day period represents 0.5 rig years.

                                                        Twelve
                         Year Ended     Year Ended    Months Ended
                        December 31,   December 31,   December 31,
------------------------------------------------------------------
                            1999           1998           1997

Average West Texas
  intermediate crude
  oil spot ($/bbl)(1)      $19.30         $14.38         $20.58
Average US natural
  gas spot ($/mcf)(1)      $ 2.19         $ 2.00         $ 2.36
Average US land rig
  count(2)                    502            699            822
Average International
  land rig count(2)           408            504            557
------------------------------------------------------------------

(1)  Source: Bloomberg

(2)  Source: Baker Hughes


         CONTRACT DRILLING Contract drilling revenues totaled $605.3 million during 1999, representing a 31% decrease compared with 1998. Equivalent rigs years decreased to 149.5 years during 1999 compared to 204.1 years during 1998. Most of the Company's contract drilling operations experienced significant declines in drilling activity and dayrates during 1999 as compared to 1998. These declines resulted from reduced demand for drilling and workover services caused by reduced customer spending resulting from lower crude oil and natural gas prices throughout 1998 and the first quarter of 1999.

         Alaskan revenues were lower during 1999 as a result of lower equivalent rig years as compared to 1998. A number of rig contracts in Alaska were not renewed during 1999, as had been expected, due to prevailing market conditions. This reduction in drilling activity was partially offset by the contribution of two newly constructed drilling rigs (7ES and 9ES), with an initial investment of approximately $50.0 million, which commenced five-year contracts during the fourth quarter of 1998.

         Canadian revenues were lower during 1999 as a result of lower equivalent rig years and dayrates associated with the reduced demand for drilling services.

         US Lower 48 revenues decreased during 1999 as a result of reduced demand for drilling services. The decline in active rigs was more prevalent for the Company's shallower mechanical rig fleet; however, all rig categories were adversely impacted. Dayrates for all classes of rigs also decreased compared to 1998. The impact of reduced activity levels and lower dayrates on US Lower 48 margins was somewhat mitigated because an increased percentage of the Company's working rigs were deep drilling SCR rigs. These rigs typically command higher dayrates than shallower, mechanical rigs. US Lower 48 operations during 1999 reflect the addition of 87 rigs (73 of which are actively marketed) in connection with the acquisition of Bayard Drilling Technologies, Inc. ("Bayard") during April 1999.

         International operations revenues decreased during 1999, primarily as a result of reduced drilling activity in the Middle East and South America. Middle Eastern revenues declined primarily as a result of reductions in drilling activity and dayrates in Saudi Arabia. Additionally, a jackup drilling rig did not operate until the fourth quarter of 1999. This rig had operated in the Persian Gulf for six months during 1998 at a significantly higher dayrate. South America revenues were down from 1998 as a result of lower drilling activity in Venezuela and Colombia. These decreases in South America were partially offset by the contribution of four rigs that commenced operations in Bolivia during the second half of 1998.

         Offshore revenues decreased during 1999 as compared to 1998 as a result of lower drilling and workover activity in the Gulf of Mexico. The Company's platform drilling and workover rigs and jackup workover rigs had fewer operating days and lower dayrates during 1999 as a result of the decrease in demand. Internationally, platform workover revenues increased during 1999 as a result of the deployment of three Super Sundowner(R) rigs, which began operations internationally during the fourth quarter of 1998 and operated during all of 1999.

         MANUFACTURING AND LOGISTICS Manufacturing and logistics revenues totaled $49.2 million during 1999, representing a decrease of 56% compared with 1998. This decrease was primarily attributable to a change in the method of accounting for the Company's investments in several 50% owned joint ventures, including Peak Oilfield Service Company, an Alaskan construction and logistics joint venture. Beginning January 1, 1999, these joint ventures have been accounted for using the equity method of accounting, with the Company's equity in the net income of the joint ventures recorded as a component of revenues in the consolidated statements of income. During 1998, these investments were accounted for using the proportionate consolidation method whereby the Company's pro rata share of the joint venture's revenues and expenses were recorded as corresponding revenues and expenses of the Company. Additionally, revenues for Peak Oilfield Service Company were lower during 1999 as a result of reduced activity. Canrig revenues were relatively unchanged during 1999. Revenues for Epoch, the Company's drilling operation software and instrumentation provider, were lower during 1999 as a result of decreased industry activity.

         The following table sets forth selected consolidated financial information of the Company expressed as a percentage of total operating revenues excluding earnings (losses) from unconsolidated affiliates:

                                                                      Twelve
                                                                   Months Ended
                                       Year Ended     Year Ended   December 31,
                                      December 31,   December 31,  (Unaudited)
-------------------------------------------------------------------------------
(In thousands)                             1999           1998         1997(1)
Revenues                                  100.0%         100.0%        100.0%
Direct costs                               65.6%          64.4%         69.5%
-------------------------------------------------------------------------------
Gross margin                               34.4%          35.6%         30.5%
General and
  administrative expenses                  10.2%           8.0%          6.5%
Depreciation and amortization              15.6%           8.8%          6.5%
-------------------------------------------------------------------------------
Operating income                            8.6%          18.8%         17.5%
Other (expense) income                     (2.0%)          1.8%          1.3%
-------------------------------------------------------------------------------
Income before income taxes                  6.6%          20.6%         18.8%
Income taxes                                2.8%           7.7%          6.6%
-------------------------------------------------------------------------------
Net income                                  3.8%          12.9%         12.2%
-------------------------------------------------------------------------------

(1) Represents unaudited recast financial information provided for comparative purposes.


         General and administrative expenses as a percentage of revenues increased during 1999 due to the decline in the Company's revenues, as these expenses were spread over a smaller revenue base. The Company has effected significant reductions in overhead costs in response to the poor market environment and, as a result, general and administrative expenses have decreased in terms of absolute dollars during 1999. Depreciation expense and goodwill amortization as a percentage of revenues increased during 1999 as a result of the decrease in revenues during 1999, as well as significant capital expenditures and a number of acquisitions completed during 1998 and 1999.

         Interest expense increased during 1999, primarily as a result of the March 1999 issuance of $325.0 million 6.8% Senior Unsecured Notes due April 15, 2004 (the "6.8% Notes"). Additionally, interest expense during 1999 includes interest on Bayard's $100.0 million 11% Senior Notes due 2005 (the "11% Notes") from April 1999 through August 1999, when the 11% Notes were purchased by the Company in connection with a tender offer. These increases were partially offset by several debt reduction transactions that were completed during July and August 1999 (see further discussion under "Liquidity and Capital Resources"). Interest income increased during 1999 as a result of interest income earned on the remaining proceeds from the 6.8% Notes.

         Other income decreased significantly during 1999 as compared to 1998. During 1999, other income consisted primarily of realized and unrealized holding gains recognized on investments in marketable equity securities, and from gains on physical damage insurance claims. During 1998, gains were recognized on the January 1998 sale of Gibson, a land workover and well-servicing operation, and on physical damage insurance claims.

         The effective tax rate during 1999 was 39.3% compared to an effective tax rate of 37.5% during 1998.

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

         Company revenues for 1998 totaled $968.2 million, representing a $146.9 million or 13% decrease compared to 1997. Operating income and net income for 1998 totaled $182.3 million and $125.0 million ($1.16 per diluted share), respectively, representing decreases of 7% and 8% compared to 1997.

         Throughout 1997 the Company benefited from increased active rig counts and improvements in rig pricing associated with the increased demand for drilling and workover rigs. During the fourth quarter of 1997, an imbalance began to develop in the supply and demand for crude oil. A reduction in demand growth rates was brought about by the Asian recession and by two consecutively warmer-than-normal winters in North America. The supply of crude oil increased as a result of increased production quotas by OPEC and renewed production by Iraq. The resulting excess supply of crude oil caused significant declines in oil prices during 1998. Crude oil prices averaged $14.38 per barrel during 1998 compared to $20.58 per barrel during 1997. During the fourth quarter of 1998, crude oil prices averaged $12.90 per barrel, representing the lowest inflation adjusted oil prices in history. Natural gas prices were also lower during 1998 as warmer-than-normal winters in North America during 1997 and 1998 resulted in weaker demand. Reduced prices for oil and gas led to a sharp decline in the demand for drilling and workover services as oil and gas companies significantly reduced capital spending for exploration, development and production activities.

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

         CONTRACT DRILLING Contract drilling revenues totaled $872.7 million during 1998, representing a 14% decrease compared with 1997. Equivalent rig years decreased to 204.1 years during 1998 from an average of 268.8 years during 1997. The decrease in revenues and rig activity is primarily attributable to the decline in drilling activity for the Company's US Lower 48 operation. These decreases were partially offset by increased revenues from the Company's Alaska and International operations.

         The Alaska drilling operation showed significant improvements over 1997 as revenues increased by 52%. This increase was attributable to increased North Slope drilling activity resulting from the development of marginal fields. Increased demand led to an average of 10.5 rig years during 1998, an increase over 1997 of 3.4 rig years, and improved dayrates. The Alaska operation completed construction of two new drilling rigs (7ES and 9ES), with an initial investment of approximately $50.0 million, which commenced five-year contracts during the fourth quarter of 1998. Additionally, the Company reactivated and modified a rig that had been stacked for a number of years. This rig began operations during the second quarter of 1998. The Company also entered into a joint venture during 1998, operating a coiled tubing drilling rig in Alaska. This rig commenced operations during the second quarter.

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

         US Lower 48 revenues decreased by 32% during 1998 as a result of lower equivalent rig years associated with the reduced demand for drilling services. Equivalent rig years and utilization totaled 132.3 years and 43%, respectively, during 1998, down significantly from 187.6 years and 64% during 1997. The decline in equivalent rig years in the US Lower 48 during 1998 was more prevalent for the Company's shallower mechanical rig fleet; however, all rig categories were adversely affected. The Company's deep drilling, silicon-controlled rectifier (SCR) rigs typically command higher dayrates and these rigs represented a larger percentage of the Company's working rigs in the US Lower 48 during 1998. Average US Lower 48 dayrates were higher than in 1997, but were trending lower by the end of 1998. Additionally, revenues were negatively impacted by the January 1998 sale of Gibson, the Company's land workover and well-servicing operation.

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

         Offshore revenues decreased by 4% during 1998 as a result of a significant decline in activity for the Company's platform workover rigs operating in the Gulf of Mexico. The demand for this class of rig was the first to decline within the Company's Offshore operation as a result of weaker crude oil and natural gas prices. The resulting decline in offshore revenues was partially offset by increased platform workover revenues in international areas, due in part to the redeployment of three Super Sundowner(R) rigs internationally for new contracts during the fourth quarter of 1998. Additionally, the average dayrates for all classes of rigs operating in the Gulf of Mexico and internationally improved during 1998.

         MANUFACTURING AND LOGISTICS Manufacturing and logistics revenues were $111.2 million during 1998, as compared to $126.0 million during 1997, representing a 12% decrease. Canrig revenues decreased significantly as a result of a decline in land portable top drive sales, particularly to the Nabors fleet. This decrease in top drive sales was somewhat mitigated by the introduction of a top drive rental fleet during the year. Revenues for Epoch, the Company's drilling operation software and instrumentation provider, and Peak Oilfield Service Company, the Company's Alaskan construction and logistics joint venture, were relatively flat as a result of steady activity levels.

         Direct costs as a percentage of revenues decreased to 64% during 1998 as compared to almost 70% during 1997. The resulting increase in the gross margin percentage during 1998 is the result of improved margins for several of the Company's operations, and an increased percentage of the Company's revenues being generated by the Company's more profitable areas of operation. During 1998, the Company benefited from cost-cutting efforts in the US Lower 48, as well as higher margins associated with increased average dayrates in Alaska, Canada, the US Lower 48 and several international areas. The increase in US Lower 48 margins during 1998 was due in part to an increased percentage of the Company's operating rigs being of the deep drilling, SCR type as compared to 1997. Additionally, a lower percentage of the Company's revenues were derived from the US Lower 48 operation, which increased the overall gross margin percentage. Contracts in the US Lower 48 generally earn a lower gross margin percentage than Gulf of Mexico, Alaska and international contracts. Also contributing to the increase in the gross margin percentage was the January 1998 sale of Gibson, the Company's lower margin land workover and well-servicing operation.

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

         Other income during 1997 included an $8.8 million gain recorded on the exercise of warrants received in connection with the sale of the Company's UK North Sea operation in November of 1996. Other income also included $1.6 million in realized and unrealized gains from equity security transactions, $.5 million of dividend income, and gains on sales of long-term assets and businesses amounting to $6.6 million.

         The effective tax rate for 1998 was 37.5% as compared to 35.0% for the prior year period.


liquidity and capital resources
--------------------------------------------------------------------------------

         Despite the poor market conditions, the Company generates significant cash from operations. The Company also has substantial borrowing capacity under various credit facility arrangements, and has access to public debt and equity capital markets. The Company's senior unsecured debt ratings as provided by Moody's Investor Service and Standard & Poor's are "A3" and "A-," respectively.

         In March 2000, three executives of the Company exercised options to acquire an aggregate of 7,500,000 shares of Nabors common stock.

         The Company received approximately $90.0 million in cash in payment of the exercise price for such options. A portion of this cash was used to repay outstanding borrowings under the Company's credit facility.

         During November 1999, the Company completed its acquisition of Pool. Each of the approximately 19.2 million shares of Pool not owned by the Company prior to the merger were exchanged for 1.025 shares of the Company (approximately 19.7 million shares). Approximately $212.2 million of Pool's debt remained outstanding as an obligation of Pool immediately following the merger. Subsequent to the merger and prior to December 31, 1999, approximately $53.0 million of the Pool debt was extinguished. As a result of the acquisition, a mandatory change of control cash tender offer was made to purchase the Pool 8.625% Senior Subordinated Notes due 2008 (the "8.625% Notes") at a redemption price of 101%. During February 2000, a total of $81.3 million of the 8.625% Notes were tendered in the offer, and $4.8 million of the 8.625% Notes were purchased by the Company in the open market, leaving $63.9 million of the 8.625% Notes outstanding. The Company used its line of credit to pay approximately $70.0 million of the 8.625% Notes tendered. As of February 14, 2000, the Company guaranteed the obligations under the 8.625% Notes.

         During July 1999, the Company prepaid the entire $40.0 million aggregate principal amount of its 9.18% Senior Notes due July 31, 2006, issued to John Hancock Mutual Life Insurance Company and an affiliate, at par plus a make-whole premium of approximately $4.5 million.

         During June 1999, the Company called its $172.5 million, 5%
Convertible Subordinated Notes due 2006, issued in May 28, 1996 (the "5% Notes") for mandatory redemption on July 15, 1999. The redemption price was $1,035 per $1,000 note, together with accrued and unpaid interest from May 15, 1999 to the redemption date. Alternatively, holders of the 5% Notes could elect to convert their notes prior to redemption, at a rate of 55.1724 shares of the Company's common stock per $1,000 note. Holders of $172.3 million aggregate principal amount of the 5% Notes elected to convert to 9.5 million shares of common stock. The Company redeemed the remaining 5% Notes for $.2 million. As a result of these transactions, the 5% Notes were cancelled during July 1999 and ceased to be outstanding.

         During June 1999, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (SEC) to allow the Company to offer, from time to time, up to $500.0 million in debt securities, preferred stock, common stock, depository shares or warrants. The SEC declared the registration statement effective on June 28, 1999. The Company currently has not issued any securities registered under this registration statement.

         During April 1999, the Company completed its acquisition of Bayard. Each of the approximately 18.3 million shares of Bayard common stock were exchanged for .3375 shares of the Company's common stock and $.30 per share in cash (approximately 6.2 million shares and $5.5 million in cash in the aggregate). Approximately $116.0 million of Bayard's debt remained outstanding as an obligation of Bayard immediately following the merger, which the Company did not guarantee. Approximately $14.3 million of Bayard's senior debt was paid off subsequent to the merger pursuant to contractual requirements. During July 1999, the Company made a cash tender offer to the holders of the 11% Notes that expired on August 3, 1999. The price offered was $1,110 per $1,000 note (inclusive of interest through July 1, 1999) plus interest on such amount from and including July 2, 1999 to but excluding the date of payment, at a per annum rate of 5.0%. In connection with the offer, the Company acquired the entire issue of 11% Notes.

         During March 1999, the Company issued the 6.8% Notes. Interest on the 6.8% Notes is payable semi-annually on April 15 and October 15, commencing on October 15, 1999. A portion of the proceeds from the issuance of the 6.8% Notes was used to repay certain short-term and long-term borrowings of the Company, including the repayment of the 9.18% Notes and the 11% Notes.

         The Company had working capital of $195.8 million as of December 31, 1999, representing a $159.0 million increase as compared to December 31, 1998. The increase in working capital is primarily attributable to the significant increase in cash and cash equivalents and marketable securities representing the remaining proceeds from the issuance of the 6.8% Notes. Additionally, proceeds from the 6.8% Notes were used to reduce short-term borrowings as compared to December 31, 1998. The balances of accounts receivable and accounts payable have increased as compared to December 31, 1998. This is a result of the working capital acquired as part of the acquisitions of Pool and Bayard, partially offset by a decrease in accounts receivable and accounts payable caused by the decline in drilling activity. Additionally, the current portion of long-term obligations decreased primarily as a result of principal payments on various term notes.

         Goodwill was recorded in connection with the acquisitions of Pool and Bayard. Other long-term assets increased as a result of the change in the method of accounting for the Company's investments in several joint ventures (Note 1). The Company's long-term obligations increased primarily as a result of the issuance of the 6.8% Notes, Pool's 8.625% Notes and Bayard's 11% Notes, but reflects the pre-payment of the 9.18% Notes and the 11% Notes, and the conversion and redemption of the 5% Notes. The Company's ratio of funded debt to funded debt plus stockholders' equity, commonly referred to as the funded debt to capital ratio, was 0.25:1 as of December 31, 1999 as compared to 0.26:1 as of December 31, 1998.

         Net cash provided by operating activities totaled $128.3 million during 1999 compared to $281.7 million during 1998. During 1999 and 1998, net income was increased for non-cash items such as depreciation and deferred taxes, and cash was provided from changes in the Company's working capital accounts.

         Net cash used for investing activities totaled $87.3 million during 1999 compared to $276.3 million during 1998. During 1999, cash was used for capital expenditures and purchases of marketable securities and cash was provided by acquisitions of businesses and dispositions of long-term assets. During 1998, cash was used for capital expenditures, acquisitions of businesses and purchases of marketable securities and provided by disposition of long-term assets and businesses.

         Financing activities provided cash totaling $22.9 million during 1999 compared to $5.7 million during 1998. During 1999, cash was provided by the issuance of the 6.80% Notes and was used to reduce short-term borrowings and other long-term borrowings, including the 11% Notes and the 9.18% Notes and other debt of acquired entities. During 1998, cash was provided by short-term borrowings and used for reduction in long-term borrowings.

         The Company's cash and cash equivalents and investments in short-term marketable securities totaled $111.7 million as of December 31, 1999. The Company currently has credit facility arrangements with various banks with total availability of $232.1 million. As of December 31, 1999, remaining availability, after borrowings on the facilities and outstanding letters of credit, totaled approximately $214.6 million.

         As of December 31, 1999, the Company had outstanding capital expenditure purchase commitments of approximately $54.2 million, including $41.4 million for the construction of five supply vessels. The Company also had a $9.1 million deposit with the manufacturer of the vessels to be applied against the purchase commitment.

         Projected capital expenditures for the year 2000 for sustaining and known new construction and enhancement projects are expected to total approximately $180.0 million. The Company historically has completed a number of acquisitions and will continue to evaluate opportunities to acquire assets or businesses to enhance the Company's operations. Several of the previous acquisitions were paid for by the Company issuing its common stock. Future acquisitions may be paid for using existing cash, borrowings under lines of credit or issuance of debt or Company stock. Such capital expenditures and acquisitions are at the discretion of the Company and will depend on management's view of market conditions and other factors.

         The Company's historical capital expenditures and acquisitions of businesses are classified as follows:

                                                                      Twelve
                                                                   Months Ended
                                 Year Ended        Year Ended      December 31,
                                December 31,      December 31,     (Unaudited)
-------------------------------------------------------------------------------
(In thousands)                     1999              1998             1997(1)
New construction                 $  5,297          $ 51,205          $ 28,920
Enhancement                        16,481           105,138            91,216
Acquisitions                      591,141            52,883           187,343
Sustaining                         54,598           104,238            73,530
-------------------------------------------------------------------------------
                                 $667,517          $313,464          $381,009
-------------------------------------------------------------------------------

(1) Represents unaudited recast financial information provided for comparative purposes.

         The current cash equivalents, short-term investments, credit facility position and projected cash flow generated from current operations are expected to adequately finance the Company's sustaining capital and debt service requirements for the next twelve months.


other matters
--------------------------------------------------------------------------------

                     Year 2000 Issue and Compliance Program

         BACKGROUND The Year 2000 problem ("Y2K") refers to the fact that a number of computers, computer programs and other equipment with embedded chips or processors (referred to collectively as "Systems") in use today, use two digits rather than four digits to define the applicable year. Any Systems that are date sensitive may recognize a date of "00" as the year 1900 rather than the year 2000. This could result in miscalculations or System failures causing disruptions of operations, as well as potentially exposing the Company to third party liability.

         Y2K COMPLIANCE PROGRAM The Company initiated a Y2K compliance program during July 1998 to ensure that all of the critical Systems and processes that are under its direct control remain functional. The Company organized a task force of key employees, including a full-time Y2K coordinator, and engaged an outside consultant to assist in the management of its Y2K compliance program. The Company's Y2K compliance program focused on the Company's Systems, as well as the Systems of key third party service providers, product suppliers and customers. The first phase of the program consisted of inventorying or identifying all Systems. The identified Systems were prioritized and all critical Systems were assessed for Y2K compliance as part of the second phase of the program. In the third phase, Systems were remediated or replaced as necessary and contingency plans were developed. The fourth phase involved testing select critical systems to ensure Y2K compliance. The Company completed all phases of the program prior to December 31, 1999 and has not experienced, nor does it anticipate, any significant disruptions in any of its Systems or its operations as a result of the Y2K problem.

         CRITICAL SYSTEMS The Systems that are critical to the Company's operations include both its accounting and administrative Systems and its operational Systems. Upgrades to a number of the Company's accounting and administrative Systems in the ordinary course of business had the added benefit of resolving certain Y2K compliance issues. Accordingly, the Company believes its critical accounting and administrative Systems, which consist primarily of computer hardware and software, to be substantially Y2K compliant. The Company's critical operational Systems consist primarily of Systems in use on the Company's drilling rigs. The Company has completed an inventory of each drilling and workover rig's critical Systems and has completed assessing these Systems for Y2K compliance. Based on this analysis and in reliance on information provided by various equipment vendors, the Company's rigs appear to be Y2K compliant.

         NABORS PRODUCTS Two of the Company's subsidiaries manufacture and sell software, instrumentation and top drive systems to affiliates and third parties. Manufacturers such as Canrig and Epoch may have added exposure to third parties that can be mitigated, in part, by early notification and remediation, which the Company has completed. Epoch has thoroughly investigated its hardware and software products for Y2K compliance. With the exception of PERC versions 4.0 and earlier, and DRS for DOS, all are Y2K compliant. Epoch has upgrades available for both of the non-compliant products that will make them Y2K compliant and provide additional benefits for customers. Epoch has alerted all customers who purchased non-compliant products as to the potential problems and has offered to sell them the upgrades. Most of the customers have upgraded or agreed to upgrade. The remaining customers either have determined not to upgrade or are still assessing their systems. Canrig has identified four embedded chips which interface with its top drives and has contacted the manufacturers of these chips. The manufacturers all have certified that the chips are Y2K compliant. In addition, the Company has validated the manufacturer's certification through testing. Even so, the Company cannot guarantee that systems supplied by third party manufacturers will remain functional. Finally, in operating the top drives, no dates are entered and no calculations are made utilizing dates. Therefore, the issue of Y2K compliance does not appear applicable to the top drives as manufactured by the Company.

         KEY THIRD PARTIES Third parties that are key to the Company's operations include suppliers that provide capital equipment and other supplies and services essential to the operation of the Company's drilling rigs or business, and customers that provide a source of revenue and cash flow to the Company. Any significant Y2K disruptions of the Company's key suppliers and customers could adversely impact the Company's financial condition, results of operations or cash flows. The

Company has directly contacted key suppliers and customers and has reviewed published information of various suppliers to determine the state of their Y2K readiness. Because the Company must rely on representations made by key third parties with respect to their state of Y2K readiness, it cannot guarantee that all of the Systems of key third parties that are relied upon by the Company will remain functional. The Company has completed identifying and contacting all key third parties with respect to their Y2K readiness.

         CONTINGENCY PLANS Contingency plans have been prepared by each business unit. These plans address the continuation or restoration of critical business functions should a Y2K disruption occur.

         COSTS The incremental costs incurred by the Company that relate solely to the Y2K compliance program have not been and are not expected to be material. These costs are exclusive of upgrades made to the Company's Systems in the ordinary course of business and consist primarily of fees paid to an outside consultant and internal employee time. The Company did not separately track the internal costs incurred for the Y2K project, which consisted primarily of payroll and related costs associated with employee time.

         RISKS There are numerous uncertainties that make the ultimate impact of Y2K disruptions in the United States or other countries where the Company operates difficult to predict. While the Company obtained representations from key third parties with respect to their Y2K readiness, there will be certain Systems or processes relied on by the Company that are outside of the Company's control. The failure by key third parties to correct their Y2K issues could adversely affect the Company. Additionally, the Company could be unsuccessful in identifying and remediating or replacing all of its non-compliant Systems and, as such, the Company's financial condition, results of operations and cash flows could be materially impacted. While the Company has not experienced and does not currently anticipate any catastrophic System failures, no assurances can be made that such failures will not ultimately occur.

                           Forward-Looking Statements

         The statements in this document that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this document, words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "project", "will", "could", "may", "predict" and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

o fluctuations in worldwide prices of oil and natural gas and demand for oil and natural gas;

o fluctuations in levels of oil and gas exploration and development activities;

o    fluctuations in the demand for contract drilling and workover services;

o the existence of competitors, technological changes and developments in the industry;

o the existence of operating risks inherent in the contract drilling industry;

o    the existence of regulatory uncertainties;

o the possibility of political instability in any of the countries in which Nabors does business; and

o    Y2K issues and general economic conditions.

         The Company's businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of oil or natural gas, which could have a material impact on exploration, development and production activities, could also materially affect the Company's financial condition, results of operations and cash flows.

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

         INTEREST RATE RISK The Company is exposed at various times to interest rate risk through its variable rate short-term borrowings. However, as of December 31, 1999, the Company did not have any variable rate short-term borrowings outstanding.

         FOREIGN CURRENCY RISK The Company operates in a number of international areas and is involved in transactions denominated in currencies other than US dollars, which exposes the Company to foreign exchange rate risk. The most significant exposures arise in connection with the Company's operations in Canada and Saudi Arabia which usually are substantially unhedged. The Company at various times utilizes forward exchange contracts, local currency borrowings and the payment structure of customer contracts to selectively hedge its exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. A hypothetical 10% decrease in the value of all foreign currencies relative to the US dollar as of December 31, 1999 would result in a $2.3 million decrease in the fair value of the Company's net monetary assets denominated in currencies other than US dollars. The Company does not hold or issue forward exchange contracts or other derivative financial instruments for speculative purposes.

         EQUITY PRICE RISK The Company maintains an investment portfolio of marketable equity securities that potentially expose the Company to equity price risk. These equity securities are carried at fair market value and include $3.9 million in securities classified as trading and $27.2 million in securities classified as available-for-sale as of December 31, 1999. A hypothetical 10% decrease in the market prices for all marketable equity securities would decrease the fair market value of the Company's trading securities and available-for-sale securities by $.4 million and $2.7 million, respectively.

                                NABORS INDUSTRIES
                       REPORT OF INDEPENDENT ACCOUNTANTS



to the board of directors and stockholders
of Nabors Industries, Inc.
--------------------------------------------------------------------------------

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Nabors Industries, Inc. and its Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, the three months in the period ended December 31, 1997, and the year in the period ended September 30, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP


Houston, Texas
February 9, 2000

                                NABORS INDUSTRIES
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

assets                                               December 31,    December 31,
---------------------------------------------------------------------------------
                                                         1999            1998
Current assets:
  Cash and cash equivalents                          $    80,580     $    16,748
  Marketable securities                                   31,086           6,702
  Accounts receivable, net                               205,643         174,304
  Inventory and supplies                                  25,758          25,740
  Deferred income taxes                                   39,074          15,665
  Prepaid expenses and other current assets               79,152          42,021
---------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                  461,293         281,180

Property, plant and equipment, net                     1,669,466       1,127,154
Goodwill, net                                            169,054           8,037
Marketable securities                                         --          23,890
Other long-term assets                                    98,190          25,646
---------------------------------------------------------------------------------
   TOTAL ASSETS                                      $ 2,398,003     $ 1,465,907
---------------------------------------------------------------------------------

liabilities and stockholders' equity
---------------------------------------------------------------------------------
Current liabilities:
  Current portion of long-term obligations           $     3,599     $    11,329
  Short-term borrowings                                       --          74,565
  Trade accounts payable                                  80,343          58,534
  Accrued liabilities                                    160,546          85,262
  Income taxes payable                                    20,988          14,668
---------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                             265,476         244,358

Long-term obligations                                    482,600         217,034
Other long-term liabilities                               86,849          49,182
Deferred income taxes                                     93,004          87,864
---------------------------------------------------------------------------------
   TOTAL LIABILITIES                                     927,929         598,438
---------------------------------------------------------------------------------
Commitments and contingencies (Note 10)

Stockholders' equity:
  Capital stock,par value $.10 per share:
   Authorized common shares 200,000; issued
   137,421 in 1999 and 101,382 in 1998                    13,742          10,138
  Capital in excess of par value                         958,704         394,562
  Accumulated other comprehensive loss                    (3,828)        (10,983)
  Retained earnings                                      506,273         478,569
  Less treasury stock, at cost, 589 common shares         (4,817)         (4,817)
---------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                          1,470,074         867,469
---------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $ 2,398,003     $ 1,465,907
---------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                NABORS INDUSTRIES
                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                               Three Months
                                                    Year Ended    Year Ended      Ended       Year Ended
                                                   December 31,  December 31,  December 31,  September 30,
----------------------------------------------------------------------------------------------------------
                                                      1999          1998          1997            1997
REVENUES                                            $ 638,507     $ 968,462     $ 302,831     $ 1,028,853
Earnings (losses) from unconsolidated affiliates        3,757          (305)          (25)            450
----------------------------------------------------------------------------------------------------------
  Total revenues                                      642,264       968,157       302,806       1,029,303
----------------------------------------------------------------------------------------------------------
Operating expenses:
  Direct costs                                        418,675       623,844       199,714         737,780
  General and administrative expenses                  65,288        77,026        18,580          68,616
  Depreciation and amortization                        99,893        84,949        20,313          66,391
  Merger expenses                                          --            --            --           1,755
----------------------------------------------------------------------------------------------------------
   Operating expenses                                 583,856       785,819       238,607         874,542
----------------------------------------------------------------------------------------------------------
Operating income                                       58,408       182,338        64,199         154,761
----------------------------------------------------------------------------------------------------------
Other (expense) income:
  Interest expense                                    (30,395)      (15,463)       (3,979)        (16,520)
  Interest income                                       8,756         1,480            93           3,422
  Other income, net                                     8,860        31,626         2,303          40,747
----------------------------------------------------------------------------------------------------------
   Other (expense) income                             (12,779)       17,643        (1,583)         27,649
----------------------------------------------------------------------------------------------------------
Income before income taxes                             45,629       199,981        62,616         182,410
----------------------------------------------------------------------------------------------------------
Income taxes (benefits):
  Current                                              (2,478)       40,256         7,103          11,459
  Deferred                                             20,403        34,737        14,186          56,143
----------------------------------------------------------------------------------------------------------
   Total income taxes                                  17,925        74,993        21,289          67,602
----------------------------------------------------------------------------------------------------------
NET INCOME                                          $  27,704     $ 124,988     $  41,327     $   114,808
----------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
  BASIC                                             $     .25     $    1.24     $     .41     $      1.20
----------------------------------------------------------------------------------------------------------
  DILUTED                                           $     .23     $    1.16     $     .37     $      1.08
----------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
  BASIC                                               111,395       100,807       100,814          96,034
----------------------------------------------------------------------------------------------------------
  DILUTED                                             120,449       112,555       116,427         111,975
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                NABORS INDUSTRIES
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                 Accumulated
                                                                Common Stock         Capital        Other
                                                          ---------------------     in Excess   Comprehensive
                                                           Shares     Par Value   of Par Value      Income
---------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996                               87,470     $   8,747     $ 250,995     $   1,036
---------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income
  Translation adjustment                                                                                375
  Unrealized gain on marketable securities,
   net of tax and reclassification adjustments                                                       15,359
---------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                  --            --            --        15,734
---------------------------------------------------------------------------------------------------------------
Issuance of common shares for stock options exercised       8,897           890        49,679
Issuance of common shares for stock awards                     19             2           131
Issuance of common shares in connection with the
  Adcor acquisition                                         3,354           335        23,409
Issuance of common shares for warrants exercised            1,500           150         8,100
Tax benefit on stock option deductions                                                 59,545
---------------------------------------------------------------------------------------------------------------
   Subtotal                                                13,770         1,377       140,864            --
---------------------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997                              101,240        10,124       391,859        16,770
---------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income
  Translation adjustment                                                                             (1,813)
  Unrealized loss on marketable securities,
   net of tax and reclassification adjustments                                                       (8,287)
---------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                  --            --            --       (10,100)
---------------------------------------------------------------------------------------------------------------
Issuance of common shares for stock options exercised          66             7           433
Issuance of common shares for stock awards                     19             2           131
Tax benefit on stock option deductions                                                  7,697
---------------------------------------------------------------------------------------------------------------
   Subtotal                                                    85             9         8,261            --
---------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997                               101,325        10,133       400,120         6,670
---------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income
  Translation adjustment                                                                             (3,724)
  Unrealized loss on marketable securities,
   net of tax and reclassification adjustments                                                      (13,929)
---------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                  --            --            --       (17,653)
---------------------------------------------------------------------------------------------------------------
Issuance of common shares for stock options exercised         126            12           903
Return and retirement of common shares held in
  escrow in connection with the Adcor acquisition             (69)           (7)       (1,315)
Issuance of warrants in connection with
  the New Prospect acquisition                                                          1,452
Conversion of 5% Notes                                                                      2
Repurchase of common shares
Reduction of tax benefit on stock option deductions                                    (6,600)
---------------------------------------------------------------------------------------------------------------
   Subtotal                                                    57             5        (5,558)           --
---------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1998                               101,382        10,138       394,562       (10,983)
---------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income
  Translation adjustment                                                                              1,541
  Unrealized gain on marketable securities,
   net of tax and reclassification adjustments                                                        5,614
---------------------------------------------------------------------------------------------------------------
   Total comprehensive income                                  --            --            --         7,155
---------------------------------------------------------------------------------------------------------------
Issuance of common shares for stock options exercised         633            63         6,282
Issuance of common shares in connection
  with the Bayard acquisition                               6,167           617        74,230
Issuance of common shares in
  connection with the Pool acquisition                     19,743         1,974       282,879
Return and retirement of common shares held in
  escrow in connection with the Adcor acquisition             (12)           (1)            1
Conversion of 5% Notes, net of issuance costs               9,508           951       169,436
Tax benefit on stock option deductions                                                 31,314
---------------------------------------------------------------------------------------------------------------
   Subtotal                                                36,039         3,604       564,142            --
---------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1999                               137,421     $  13,742     $ 958,704     $  (3,828)
---------------------------------------------------------------------------------------------------------------


                                                                                       Total
                                                            Retained    Treasury   Stockholders'
                                                            Earnings      Stock        Equity
------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1996                               $ 200,208     $(3,164)    $   457,822
------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                 114,808                     114,808
  Translation adjustment                                                                     375
  Unrealized gain on marketable securities,
   net of tax and reclassification adjustments                                            15,359
------------------------------------------------------------------------------------------------
   Total comprehensive income                                114,808          --         130,542
------------------------------------------------------------------------------------------------
Issuance of common shares for stock options exercised                                     50,569
Issuance of common shares for stock awards                                                   133
Issuance of common shares in connection with the
  Adcor acquisition                                           (2,762)                     20,982
Issuance of common shares for warrants exercised                                           8,250
Tax benefit on stock option deductions                                                    59,545
------------------------------------------------------------------------------------------------
   Subtotal                                                   (2,762)         --         139,479
------------------------------------------------------------------------------------------------
BALANCES, SEPTEMBER 30, 1997                                 312,254      (3,164)        727,843
------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                  41,327                      41,327
  Translation adjustment                                                                  (1,813)
  Unrealized loss on marketable securities,
   net of tax and reclassification adjustments                                            (8,287)
------------------------------------------------------------------------------------------------
   Total comprehensive income                                 41,327          --          31,227
------------------------------------------------------------------------------------------------
Issuance of common shares for stock options exercised                                        440
Issuance of common shares for stock awards                                                   133
Tax benefit on stock option deductions                                                     7,697
------------------------------------------------------------------------------------------------
   Subtotal                                                       --          --           8,270
------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997                                  353,581      (3,164)        767,340
------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                 124,988                     124,988
  Translation adjustment                                                                  (3,724)
  Unrealized loss on marketable securities,
   net of tax and reclassification adjustments                                           (13,929)
------------------------------------------------------------------------------------------------
   Total comprehensive income                                124,988          --         107,335
------------------------------------------------------------------------------------------------
Issuance of common shares for stock options exercised                                        915
Return and retirement of common shares held in
  escrow in connection with the Adcor acquisition                                         (1,322)
Issuance of warrants in connection with
  the New Prospect acquisition                                                             1,452
Conversion of 5% Notes                                                                         2
Repurchase of common shares                                               (1,653)         (1,653)
Reduction of tax benefit on stock option deductions                                       (6,600)
------------------------------------------------------------------------------------------------
   Subtotal                                                       --      (1,653)         (7,206)
------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1998                                  478,569      (4,817)        867,469
------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                  27,704                      27,704
  Translation adjustment                                                                   1,541
  Unrealized gain on marketable securities,
   net of tax and reclassification adjustments                                             5,614
------------------------------------------------------------------------------------------------
   Total comprehensive income                                 27,704          --          34,859
------------------------------------------------------------------------------------------------
Issuance of common shares for stock options exercised                                      6,345
Issuance of common shares in connection
  with the Bayard acquisition                                                             74,847
Issuance of common shares in
  connection with the Pool acquisition                                                   284,853
Return and retirement of common shares held in
  escrow in connection with the Adcor acquisition                                             --
Conversion of 5% Notes, net of issuance costs                                            170,387
Tax benefit on stock option deductions                                                    31,314
------------------------------------------------------------------------------------------------
   Subtotal                                                       --          --         567,746
------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1999                                $ 506,273     $(4,817)    $ 1,470,074
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                NABORS INDUSTRIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                                     Three Months
                                                                       Year Ended     Year Ended        Ended           Year Ended
                                                                      December 31,   December 31,    December 31,      September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                         1999           1998             1997              1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                            $  27,704      $ 124,988         $ 41,327         $ 114,808
Adjustments to net income:
  Depreciation and amortization                                          99,893         84,949           20,313            66,391
  Deferred income taxes                                                  20,403         34,737           14,186            56,143
  Gains on disposition of long-term assets and businesses                (2,915)       (34,126)            (345)          (32,143)
  (Gains) losses on marketable securities and warrants                   (3,656)         4,324              142           (11,461)
  Foreign currency transaction and translation losses (gains)                37           (216)              (3)             (919)
  Equity in (earnings) losses of affiliates                              (3,757)           305               25              (450)
  Other                                                                     241           (211)              59               398
Increase (decrease), net of effects from acquisitions
  and dispositions, from changes in:
  Accounts receivable                                                    33,005         62,165            1,895           (76,646)
  Inventory and supplies                                                  9,996         (4,721)              67            (3,415)
  Prepaid expenses and other current assets                              (3,399)          (541)           1,836               349
  Other long-term assets                                                 (9,710)        (6,803)          (1,011)           (1,540)
  Trade accounts payable and accrued liabilities                        (15,346)       (21,233)         (13,320)           46,751
  Income taxes payable                                                  (10,497)         2,395              699             3,760
  Other long-term liabilities                                           (13,730)        35,731            3,204             2,978
------------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               128,269        281,743           69,074           165,004
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities, available-for-sale                (25,375)       (18,531)              --            (4,803)
  Sales of marketable securities, available-for-sale                      6,602             --               --                --
  Sales of marketable securities, trading                                    --             --               --             3,653
  Exercise of warrants                                                       --             --               --             9,417
  Cash received from disposition of long-term assets and businesses       5,650         48,828            1,217            52,174
  Cash received (paid) for acquisitions of businesses, net                6,332        (28,208)         (25,666)         (118,134)
  Capital expenditures                                                  (82,126)      (276,471)         (58,372)         (267,882)
  Distribution from (investment in) affiliates                            1,575         (1,952)            (200)             (502)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH USED FOR INVESTING ACTIVITIES                                  (87,342)      (276,334)         (83,021)         (326,077)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in restricted cash                                            (1,060)          (946)              (6)              (24)
  Long-term borrowings                                                  324,707             --               --                --
  Reduction of long-term obligations                                   (232,864)       (10,805)          (1,056)          (19,040)
  (Decrease) increase in short-term borrowings, net                     (73,565)        18,205           16,273            28,852
  Common stock and treasury stock transactions                            5,687           (738)             440            58,819
------------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                22,905          5,716           15,651            68,607
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     63,832         11,125            1,704           (92,466)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           16,748          5,623            3,919            95,867
ADJUSTMENT FOR ADCOR CASH, BEGINNING OF PERIOD                               --             --               --               518
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                              $  80,580      $  16,748         $  5,623         $   3,919
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                NABORS INDUSTRIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 summary of significant accounting policies
--------------------------------------------------------------------------------

                              Nature of Operations

         Nabors is the largest land drilling contractor in the world, with over 500 actively marketed land drilling rigs as of December 31, 1999. Nabors conducts oil, gas and geothermal land drilling operations in the US Lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America and the Middle East. Nabors also is one of the largest land well-servicing and workover contractors in the United States. We own and operate approximately 680 actively marketed land workover and well-servicing rigs, primarily in the southwestern and western United States and in certain international markets. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 37 platform, 11 jackup and four barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. We own and operate 40 of these rigs through international joint ventures. To further supplement our primary business, we offer a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Our land transportation and hauling fleet includes 160 rig and oilfield equipment hauling tractor-trailers, over 300 fluid hauling trucks, approximately 970 fluid storage tanks, 15 salt water disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. We also have a fleet of 31 marine transportation and support vessels in the Gulf of Mexico that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations. In addition, we manufacture and lease or sell top drives for a broad range of drilling rig applications and we manufacture and lease or sell rig instrumentation and data collection equipment and rig reporting software.

         The Company's businesses depend to a large degree on the level of capital spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of oil or natural gas, which could have a material impact on exploration, development and production activities, also could materially affect the Company's financial condition, results of operations and cash flows.

                           Principles of Consolidation

         The consolidated financial statements of the Company include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

         Investments in companies where the Company has the ability to exert significant influence over, but not control operating and financial policies are accounted for by the equity method, with the Company's share of the net income of these joint ventures recorded as a component of revenues in the consolidated statements of income, and the Company's investment in these joint ventures carried as a single amount in the consolidated balance sheets. The Company's principal joint venture operations include a construction and logistics operation in Alaska and drilling and workover operations located in Saudi Arabia, Oman and Argentina.

         Investments in net assets of affiliated companies accounted for under the equity method amounted to $54.1 million as of December 31, 1999 and is included in other long-term assets in the consolidated balance sheet.

         For the periods prior to January 1, 1999, investments in several 50% owned joint ventures were accounted for using the proportionate consolidation method, whereby the Company's pro rata share of the joint venture's revenues, expenses and financial position were recorded as corresponding revenues, expenses and financial position of the Company. The following table summarizes the effect of the change in accounting method from the proportionate consolidation method to the equity method on the Company's consolidated balance sheet as of January 1, 1999:


                                                    Increase
                                                   (Decrease)
-------------------------------------------------------------
(In thousands)
Current assets                                     $(12,806)
Property, plant and equipment, net                  (23,684)
Other long-term assets                               27,155
-------------------------------------------------------------
 Total assets                                      $ (9,335)
-------------------------------------------------------------
Current liabilities                                $ (7,624)
Long-term obligations                                (1,711)
-------------------------------------------------------------
 Total liabilities                                 $ (9,335)
-------------------------------------------------------------

         The Company's proportionate share of the 50% owned joint ventures' net assets, revenues and pre-tax income for the years prior to the change to the equity method of accounting was as follows:

                                           Three Months
                              Year Ended      Ended         Year Ended
                             December 31,   December 31,   September 30,
------------------------------------------------------------------------
                                 1998           1997           1997
Net assets                     $18,731        $29,675        $31,723
Revenues                        63,056         16,817         70,675
Pre-tax income                  10,803          2,265         10,695
------------------------------------------------------------------------

                               Fiscal Year Change

         The Company changed its fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. The three month transition period from October 1, 1997 through December 31, 1997 (the "Transition Period") preceded the start of the new fiscal year. The fiscal year ended September 30, 1997 ("1997") has not been recast to conform to the new fiscal year ended December 31.

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

         In computing realized gains and losses on the sale of equity securities, the specific identification method is used. In accordance with this method, the cost of the equity securities sold is determined using the specific cost of the security when originally purchased.

                             Inventory and Supplies

         Inventory and supplies are composed of replacement parts and supplies held for use in the operations of the Company, and top drives and drilling instrumentation systems that are manufactured by Company subsidiaries for resale. Inventory and supplies are valued at the lower of weighted average cost or market value.

                          Property, Plant and Equipment

         Property, plant and equipment, including renewals and "betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. The Company provides for the depreciation of its drilling and workover rigs using the units-of-production method over a 4,200-day period after provision for salvage value. When the Company's rigs are not operating, a depreciation charge is provided for using the straight-line method over an assumed depreciable life of 20 years. Effective April 1, 1998, the Company changed the estimated depreciable lives of operating rigs from 3,800 to 4,200 active days to better reflect the useful lives of these assets. The effect of this change in accounting estimate increased net income by approximately $.05 per diluted share for 1998. Depreciation on buildings, well-servicing rigs, oilfield hauling and mobile equipment, marine transportation and support vessels, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings - 10 to 30 years; well-servicing rigs - 15 to 35 years; marine transportation and support vessels
- 15 to 25 years; oilfield hauling and mobile equipment and other machinery and equipment - 3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in the results of operations.

                                    Goodwill

         Goodwill represents the cost in excess of fair value of the net assets of companies acquired (Note 2). Goodwill is amortized using the straight-line method over 30 years and is recorded net of accumulated amortization of $3.0 million and $1.1 million as of December 31, 1999 and 1998, respectively. Amortization of goodwill for the years ended December 31, 1999, 1998, the Transition Period and 1997 amounted to $1.9 million, $1.3 million, $.3 million and $1.5 million, respectively. The carrying amount of unamortized goodwill is reviewed for potential impairment loss when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

                                  Income Taxes

         United States deferred income taxes have not been provided on unremitted earnings of foreign subsidiaries as such earnings are considered permanently reinvested. The Company realizes an income tax benefit associated with certain stock options issued under the Company's stock option plans. This benefit results in a reduction in taxes payable and an increase in capital in excess of par value.

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

                          Foreign Currency Translation

         For certain foreign subsidiaries such as those in Canada and Saudi Arabia, the local currency is the functional currency and therefore translation gains or losses are accumulated in a separate section of stockholders' equity. For subsidiaries operating in highly inflationary countries such as Venezuela, and for certain other subsidiaries, the US dollar is the functional currency and translation gains and losses are included in the Company's results of operations.

                               Earnings Per Share

         Basic earnings per share for all periods presented equals net income divided by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock held in treasury. Diluted earnings per share for 1998, the Transition Period and 1997 reflect the assumed conversion of the aggregate principal amount of the $172.5 million, 5% Convertible Subordinated Notes due 2006, issued on May 28, 1996 (the "5% Notes") as conversion in those periods would have been dilutive. As a result of the assumed conversion in those periods, net income is adjusted in 1998, the Transition Period and 1997 to add back $5.4 million, $1.3 million and $5.6 million, respectively, representing interest expense relating to the 5% Notes on an after tax basis. This adjusted net income is divided by the sum of: (1) the weighted average number of shares of common stock outstanding used for the basic computation; (2) the net effect of dilutive stock options and warrants; (3) for 1998, the Transition Period and 1997, 9.5 million shares of common stock assumed to be issued upon conversion of the 5% Notes. Basic and diluted earnings per share for 1999 reflects the weighted average effect of 9.5 million shares of common stock issued in connection with the conversion of $172.3 million aggregate principal amount of the 5% Notes based upon the actual date of conversion during the third quarter of 1999 (Note 6).

                            Stock-Based Compensation

         The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the amount an employee must pay to acquire the common stock.

                       Cash Flow Supplemental Information

         The cash flow supplemental information for 1999, 1998, the Transition Period and 1997 is as follows:


                                                                                                  Three Months
                                                                   Year Ended     Year Ended         Ended          Year Ended
                                                                  December 31,   December 31,     December 31,     September 30,
--------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                       1999           1998             1997              1997
Cash paid for income taxes                                         $   9,506      $ 36,331         $  6,361         $   6,303
Cash paid for interest, net of capitalized interest                   25,047        14,707            5,005            15,028
Acquisition of businesses:
  Fair value of assets acquired less negative goodwill               734,335        39,034           25,666           124,415
  Goodwill                                                           162,700         4,873               --             4,050
  Liabilities assumed or created                                    (500,235)      (14,222)              --           (10,331)
  Common stock of acquired company previously owned                  (26,463)           --               --                --
  Equity consideration issued                                       (359,700)       (1,452)              --                --
--------------------------------------------------------------------------------------------------------------------------------
  Cash paid for acquisitions                                          10,637        28,233           25,666           118,134
  Cash acquired in acquisitions                                      (16,969)          (25)              --                --
--------------------------------------------------------------------------------------------------------------------------------
  Cash (received) paid for acquisitions, net                          (6,332)       28,208           25,666           118,134
--------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment additions by notes payable                  --            --               --             4,400
Disposition of businesses:
  Equity consideration received                                           --         1,000               --               567
Unrealized gain (loss) on marketable securities
  reclassification amount:
  Unrealized holding gains (losses) arising during period,
    net of tax                                                         7,999       (13,929)          (8,287)           15,359
  Less: reclassification adjustment for gains (losses)
    included in net income                                            (2,385)           --               --                --
--------------------------------------------------------------------------------------------------------------------------------
  Net unrealized gains (losses) on securities                          5,614       (13,929)          (8,287)           15,359
--------------------------------------------------------------------------------------------------------------------------------

                  Financial Instruments and Risk Concentration

         The fair value of the Company's fixed rate long-term debt is estimated based on quoted market prices, where applicable, or based on the present value of expected cash flows relating to the debt discounted at rates currently available to the Company for long-term borrowings with similar terms and maturities. The fair value of the Company's long-term debt including current portion thereof is as follows:

                                                December 31,
---------------------------------------------------------------------------------
(In thousands)                         1999                         1998
                          Carrying Value   Fair Value  Carrying Value  Fair Value
6.8% Senior
  Unsecured Notes             $325,000      $313,203      $     --      $     --
8.625% Senior
  Subordinated
  Notes                        150,000       154,140            --            --
5% Convertible
  Notes                             --            --       172,498       173,447
9.18% Senior
  Secured Notes                     --            --        40,000        44,356
Other long-term
  obligations                   11,199        11,199        15,865        15,865
---------------------------------------------------------------------------------
                              $486,199      $478,542      $228,363      $233,668
---------------------------------------------------------------------------------



         FOREIGN CURRENCY RISK The Company operates in a number of international areas and is involved in transactions denominated in currencies other than US dollars, which exposes the Company to foreign exchange rate risk. The most significant exposures arise in connection with the Company's operations in Canada and Saudi Arabia which usually are substantially unhedged. The Company at various times utilizes forward exchange contracts, local currency borrowings and the payment structure of customer contracts to selectively hedge its exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. The carrying amounts of the forward exchange contracts equal their fair value and are adjusted at each balance sheet date for changes in exchange rates. Realized and unrealized gains and losses on the forward exchange contracts are deferred and recognized as foreign currency gains or losses over the term of the contract. Deferred unrealized losses associated with these forward exchange contracts were not significant as of December 31, 1999 and December 31, 1998. The remaining forward exchange contract matured on June 30, 1999 and had a face value of $13.2 million as of December 31, 1998. The Company does not hold or issue forward exchange contracts or other derivative financial instruments for speculative purposes.

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

         EQUITY PRICE RISK The Company maintains an investment portfolio of marketable equity securities that potentially exposes the Company to equity price risk.

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




2 acquisitions, capital expenditures and dispositions
--------------------------------------------------------------------------------

         During November 1999, the Company completed its acquisition of Pool Energy Services Co. ("Pool"). Each of the approximately 19.2 million shares of Pool not owned by the Company prior to the merger were exchanged for 1.025 shares of the Company (approximately 19.7 million shares). Pool owned five drilling rigs in Alaska, 57 drilling and workover and well-servicing rigs in international areas (including 39 rigs operated through joint ventures), 22 offshore platform drilling rigs in the Gulf of Mexico, and 650 active and 104 stacked workover and well-servicing rigs in the United States. Pool also owned and operated 27 marine transportation and support vessels, more than 300 fluid hauling trucks and a large quantity of fluid storage tanks.

         During April 1999, the Company completed its acquisition of Bayard Drilling Technologies, Inc. ("Bayard"). Each of the approximately 18.3 million shares of Bayard common stock were exchanged for .3375 shares of the Company's common stock and $.30 per share in cash (approximately 6.2 million shares and $5.5 million in cash in the aggregate). The acquisition of Bayard added 87 drilling rigs, 73 of which were actively marketed. The majority of the rigs are located in Oklahoma and south Texas, with the balance of the fleet located throughout east Texas, and Louisiana. In addition, Bayard had a significant inventory of new component equipment including drill pipe, engines and high horsepower mud pumps. Bayard also owned and operated a fleet of oilfield hauling equipment.

         The Pool and Bayard acquisitions were accounted for using the purchase method of accounting and, accordingly, Pool's and Bayard's results of operations have been included in the consolidated financial statements of the Company commencing on the effective date of each respective acquisition. The purchase price for both the Pool and Bayard acquisitions were initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the respective acquisition dates. The purchase price allocation for the Bayard acquisition has been finalized; however, the purchase price relating to the Pool acquisition is subject to adjustment as additional information becomes available and is evaluated. The preliminary purchase price allocated for the Pool acquisition and the final purchase price for the Bayard acquisition resulted in goodwill of approximately $132.2 million and $27.7 million, respectively, which is being amortized on a straight-line basis over 30 years.

         The following unaudited pro forma summary of financial information presents the Company's consolidated results of operations as if the acquisitions of Pool and Bayard had occurred at the beginning of the periods presented, after including the impact of certain adjustments including: (1) the elimination of nonrecurring merger related costs, (2) reduced depreciation expense reflecting the reduction in value assigned to property, plant and equipment, (3) amortization of goodwill, (4) reduced interest expense associated primarily with the elimination of certain financing costs and (5) the related income tax effects of these adjustments.

                                           Year ended December 31,
--------------------------------------------------------------------------------
(In thousands, except                  1999                      1998
per share amounts)           As reported   Pro forma   As reported   Pro forma
Revenues                       $642,264     $949,994     $968,157     $1,520,838
Net income before
  extraordinary
  items                        $ 27,704     $ 15,759     $124,988     $  147,826
Net income                     $ 27,704     $ 15,759     $124,988     $  147,488
Net income before
  extraordinary
  items per
  diluted share                $    .23     $    .11     $   1.16     $     1.11
Net income per
  diluted share                $    .23     $    .11     $   1.16     $     1.10
Weighted average
  number of
  diluted shares
  outstanding                   120,449      142,271      112,555        138,488
--------------------------------------------------------------------------------

         The pro forma financial information presented does not purport to indicate what the combined results of operations would have been had the mergers occurred at the beginning of the periods presented or the results of operations that may be obtained in the future. Additionally, the pro forma financial information presented does not reflect the anticipated cost savings resulting from the integration of the Company's, Pool's and Bayard's operations.

         During November 1999, the Company purchased the remaining 50% of Peak USA that it did not already own for approximately $5.1 million in cash and recorded approximately $2.8 million of goodwill.

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

         During January 1998, the Company completed the sale of all of the capital stock of its wholly-owned subsidiary, J.W. Gibson Well Service Company ("Gibson"), to a subsidiary of Key Energy Group, Inc. ("Key"). The assets of Gibson consisted of 74 active well-servicing and workover rigs, associated auxiliary equipment, trucks, inventory and several yards and related facilities. As consideration for the sale of Gibson, the Company received approximately $20.0 million plus the value of Gibson's working capital in cash, 100,000 shares of Key common stock and warrants to acquire 265,000 shares of Key common stock at an exercise price of $18.00 per share, and recorded a pre-tax gain of approximately $16.0 million. The warrants have subsequently been converted to Key common stock.

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

         During January 1997, the Company completed the acquisition of Adcor-Nicklos Drilling Company ("Adcor"). All of the stock of Adcor was exchanged for 3.4 million shares of Nabors common stock. Subsequent to the merger, 81,550 Nabors shares that were held in escrow were returned to the Company and retired. The Adcor fleet consisted of 30 active and six stacked land rigs located in the United States. The assets also included drill pipe, spare drilling equipment, yards, vehicles and other support equipment. The transaction was accounted for as a pooling-of-interests. The results of operations of Adcor were included in the Company's 1997 results of operations commencing January 1, 1997. The historical consolidated financial statements of the Company were retroactively restated to include the results of operations, financial position and cash flows of Adcor commencing on October 1, 1996. The historical consolidated financial statements of the Company prior to 1997 were not restated as the effect in those years was not significant. Accordingly, an adjustment was made to the Company's retained earnings on October 1, 1996 to record the cumulative retained deficit of Adcor as of September 30, 1996.


3 marketable securities
--------------------------------------------------------------------------------

         Marketable securities classified as current and long-term assets are as follows:

                                                       December 31,   December 31,
----------------------------------------------------------------------------------
(In thousands)                                             1999           1998
Current assets:
  Equity securities, classified
    as trading, at fair value                             $ 3,930        $ 2,658
  Equity securities, classified
    as available-for-sale, at fair value                   27,156          4,044
----------------------------------------------------------------------------------
                                                          $31,086        $ 6,702
Long-term assets:
  Equity securities, classified
    as available-for-sale, at fair value                  $    --        $23,890
----------------------------------------------------------------------------------

         The equity securities classified as long-term assets as of December 31, 1998 represented Pool common shares that had been purchased prior to the acquisition of Pool.

         The fair value of equity securities that were classified as available-for-sale exceeded cost by $3.9 million as of December 31, 1999 and were lower than cost by $5.2 million as of December 31, 1998.

         The Company recorded unrealized holding gains (losses) on equity securities classified as trading totaling $1.3 million, $(4.3) million, $(.1) million and $1.1 million during 1999, 1998, the Transition Period and 1997, respectively.

         During 1999, the Company received $6.6 million of proceeds and realized gains of $2.4 million resulting from the sale of certain investments in equity securities that had been classified as available-for-sale.

         During 1997, the Company received $3.7 million of proceeds and realized gains of $1.6 million resulting from the sale of certain investments in equity securities that had been classified as trading.


4 property, plant and equipment
--------------------------------------------------------------------------------

         The major components of property, plant and equipment are as follows:

                                                     December 31,    December 31,
---------------------------------------------------------------------------------
(In thousands)                                           1999            1998
Land                                                  $    9,253      $    5,749
Buildings                                                 20,489          20,784
Drilling, workover and well-servicing rigs,
  and related equipment                                1,940,665       1,423,483
Marine transportation and support vessels                108,227           2,932
Oilfield hauling and mobile equipment                     52,305          58,246
Other machinery and equipment                             21,383          17,514
---------------------------------------------------------------------------------
                                                       2,152,322       1,528,708
Less: accumulated depreciation
  and amortization(1)                                    482,856         401,554
---------------------------------------------------------------------------------
                                                      $1,669,466      $1,127,154
---------------------------------------------------------------------------------

(1) Includes, as of December 31, 1999 and 1998, reserves of $50.9 million and $53.6 million, respectively, resulting from the permanent impairment of certain asset values.


         Repair and maintenance expense included in direct costs in the consolidated statements of income amounted to $68.7 million, $102.1 million, $32.0 million and $116.9 million for 1999, 1998, the Transition Period and 1997, respectively.

         Interest expense of $.2 million, $2.6 million, $.3 million and $1.2 million was capitalized during 1999, 1998, the Transition Period and 1997, respectively.




5 short-term borrowings and letters of credit
--------------------------------------------------------------------------------

         The Company has available lines of credit with various banks that permit borrowing at interest rates generally not to exceed, at the option of the Company, each bank's prime rate or LIBOR plus .25%. The Company did not have any short-term borrowings outstanding at December 31, 1999. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1998 equaled 5.88%.

         The Company has a $200 million unsecured revolving credit facility with a syndicate of banks. The credit facility is a committed facility with a term of five years that expires on September 5, 2002. Loans under the credit facility bear interest, at the option of the Company, at the agent bank's prime rate or LIBOR, plus a margin (.25% at December 31, 1999) that varies depending on the Company's senior unsecured debt rating. A commitment fee (.085% at December 31, 1999) is charged based on the average daily unused portion of the credit facility. The loans are guaranteed by certain subsidiaries of the Company and contain affirmative and negative covenants regarding, among other things, limitations on liens and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth.

         Availability and borrowings under the lines of credit are as follows:

                                                   December 31,      December 31,
---------------------------------------------------------------------------------
(In thousands)                                        1999              1998
Lines of credit available                           $ 232,051         $ 254,584
Short-term borrowings outstanding                          --           (74,565)
Letters of credit outstanding                         (17,402)          (13,555)
---------------------------------------------------------------------------------
Remaining availability                              $ 214,649         $ 166,464
---------------------------------------------------------------------------------


6 long-term obligations
--------------------------------------------------------------------------------

         Long-term obligations consist of the following:

                                                        December 31,   December 31,
-----------------------------------------------------------------------------------
(In thousands)                                            1999           1998
6.8% Senior Unsecured Notes
  due April 2004                                         $325,000       $     --
8.625% Senior Subordinated Notes
  due April 2008(1)                                       150,000             --
5% Convertible Notes
  due May 2006                                                 --        172,498
9.18% Senior Secured Notes payable
  in semi-annual installments of $4,000
  commencing January 2002                                      --         40,000
Loan payable in April 1999                                     --          7,881
Medium-term notes payable, maturing from
1999 to 2003, from 5.56% to 9.5%(2)                        11,199          7,984
-----------------------------------------------------------------------------------
                                                          486,199        228,363
Less: current portion                                       3,599         11,329
-----------------------------------------------------------------------------------
                                                         $482,600       $217,034
-----------------------------------------------------------------------------------

(1) Represents the principal amount of 8.625% Notes outstanding at December 31, 1999. $86.1 million of the 8.625% Notes were paid in February 2000 in connection with a tender offer made by the Company and notes purchased in the open market. $63.9 million remained outstanding as long-term debt after February 2000.

(2) Certain of these obligations are collateralized by specific assets financed with the related proceeds. The aggregate net book value of such assets approximated $6.3 million and $13.5 million as of December 31, 1999 and 1998, respectively.

         During March 1999, the Company issued $325.0 million of 6.8% Senior Unsecured Notes due April 15, 2004 (the "6.8% Notes"). Interest on the 6.8% Notes is payable semi-annually on April 15 and October 15, commencing on October 15, 1999. The 6.8% Notes are redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semi-annual basis using the comparable treasury security yield plus 25 basis points together in either case with accrued and unpaid interest. Certain restrictions have been imposed on the Company as a result of the issuance of the 6.8% Notes, including limitations on the incurrence of liens and certain sale-leaseback transactions. A portion of the proceeds from the issuance of the 6.8% Notes was used to repay certain short-term and long-term borrowings of the Company, including the repayment of the Company's 9.18% Senior Secured Notes (the "9.18% Notes") and the Bayard 11% Senior Notes (the "11% Notes").

         Prior to its acquisition by the Company, Pool had issued 8.625% Notes in the aggregate principal amount of $150.0 million. The 8.625% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2003 at a redemption price equal to 104.313% of the principal amount thereof, plus accrued interest, declining ratably to par on April 1, 2006. As a result of the acquisition of Pool by the Company, a mandatory change of control cash tender offer was made to purchase the 8.625% Notes at a redemption price of 101%. During February 2000, a total of $81.3 million of the 8.625% Notes were tendered in the offer, and $4.8 million of the 8.625% Notes were purchased by the Company in the open market, leaving $63.9 million of the 8.625% Notes outstanding. When it made the change of control offer, the Company also solicited the consent of the remaining holders of the 8.625% Notes to amend the terms of the indenture governing the 8.625% Notes to generally conform to the covenants contained in the Company's 6.8% Notes and to add the Company as a guarantor of the obligations thereunder. Consents were received from holders of over 75% of the principal amount of the 8.625% Notes and the amendments were adopted and the full and unconditional guarantee entered into as of February 14, 2000. The 8.625% Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional liens.

         Bayard had issued the 11% Notes due 2005 in the principal amount of $100.0 million prior to being acquired by the Company. During July 1999, the Company made a cash tender offer to the holders of the 11% Notes that expired on August 3, 1999. The price offered was $1,110 per $1,000 note plus interest on such amount from and including July 2, 1999 to but excluding the date of payment, at a per annum rate of 5.0%. In connection with the offer, the Company acquired the entire issue of 11% Notes. In connection with the transaction, the Company recognized a pre-tax extraordinary gain of $4.7 million resulting from the repayment of the 11% Notes at less than the amount recorded on the Company's books. This gain was netted against the extraordinary loss on the 9.18% Notes described below and was included in the Company's consolidated statements of income as other income.

         On May 28, 1996, the Company issued $172.5 million of 5% Convertible Subordinated Notes with a scheduled maturity on May 15, 2006. During June 1999, the Company called its 5% Notes for mandatory redemption on July 15, 1999. The redemption price was $1,035 per $1,000 note, together with accrued and unpaid interest from May 15, 1999 to the redemption date. Alternatively, holders of the 5% Notes could elect to convert their notes prior to redemption, at a rate of
55.1724 shares of the Company's common stock per $1,000 note. Holders of $172.3 million aggregate principal amount of the 5% Notes elected to convert to 9.5 million shares of common stock. The Company redeemed the remaining 5% Notes for $.2 million. As a result of these transactions, the 5% Notes were cancelled during July 1999 and ceased to be outstanding.

         The Company issued the 9.18% Notes in the principal amount of $40.0 million to the John Hancock Mutual Life Insurance Company and an affiliate ("John Hancock"), pursuant to a note purchase agreement dated October 1, 1992. During July 1999, the Company prepaid the entire $40.0 million aggregate principal amount of its 9.18% Notes due July 31, 2006, at par plus a make-whole premium of approximately $4.5 million. In connection with the transaction, the Company recognized a pre-tax extraordinary loss of $4.7 million resulting from the make-whole premium paid and the recognition of certain deferred financing costs.

         During June 1999, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (SEC) to allow the Company to offer, from time to time, up to $500.0 million in debt securities, preferred stock, common stock, depository shares or warrants. The SEC declared the registration statement effective on June 28, 1999. The Company currently has not issued any securities registered under this registration statement.

         As of December 31, 1999, the maturities of long-term obligations for the five years after 1999 and thereafter are as follows:


--------------------------
(In thousands)
2000              $  3,599
2001                 3,554
2002                 2,510
2003                 1,536
2004               325,000
Thereafter(1)      150,000
--------------------------
                  $486,199
--------------------------

(1) Represents the principal amount of 8.625% Notes outstanding at December 31, 1999. $86.1 million of the 8.625% Notes were paid in February 2000 in connection with a tender offer made by the Company and notes purchased in the open market. $63.9 million remained outstanding as long-term debt after February 2000.


7 income taxes
--------------------------------------------------------------------------------

         The Company's income tax, reconciled to the US federal income tax using the federal statutory rate, and an analysis of the income tax provision are as follows:


                                                                                       Three Months
                                                            Year Ended    Year Ended     Ended        Year Ended
                                                           December 31,  December 31,  December 31,  September 30,
------------------------------------------------------------------------------------------------------------------
(In thousands)                                                 1999          1998         1997          1997
Total pre-tax income(1)                                      $ 45,629      $199,981     $ 62,616      $182,410
------------------------------------------------------------------------------------------------------------------
Expected federal income tax using the 35% statutory rate       15,970        69,993       21,916        63,844
State income taxes                                               (416)        3,974        1,702         1,453
Foreign taxes and other                                         2,371         1,026       (2,329)        2,305
------------------------------------------------------------------------------------------------------------------
  Total income tax                                           $ 17,925      $ 74,993     $ 21,289      $ 67,602
------------------------------------------------------------------------------------------------------------------
Analysis of the income tax provision:
  Current:
    US federal                                               $(11,000)     $ 22,780     $  1,696      $  1,113
    State                                                         168         2,610          745            35
    Foreign                                                     8,354        14,866        4,662        10,311
------------------------------------------------------------------------------------------------------------------
                                                               (2,478)       40,256        7,103        11,459
------------------------------------------------------------------------------------------------------------------
  Deferred:
    US federal                                                 19,266        29,384       12,160        49,269
    State                                                        (808)        3,504        1,875         2,200
    Foreign                                                     1,945         1,849          151         4,674
------------------------------------------------------------------------------------------------------------------
                                                               20,403        34,737       14,186        56,143
------------------------------------------------------------------------------------------------------------------
Total income tax                                             $ 17,925      $ 74,993     $ 21,289      $ 67,602
------------------------------------------------------------------------------------------------------------------

(1) Includes foreign income before taxes of $48.1 million, $56.4 million, $10.3 million and $30.9 million, for 1999, 1998, the Transition Period and 1997, respectively.

         The components of the Company's net deferred tax assets and liabilities are as follows:

                                                   December 31,      December 31,
---------------------------------------------------------------------------------
(In thousands)                                         1999              1998
Deferred tax assets:
  Net operating loss carryforwards                  $  76,430         $  21,006
  Accrued liabilities and other                       110,716            40,218
  General tax credits                                  19,186             7,198
  Unrealized loss on marketable securities                 --             2,050
---------------------------------------------------------------------------------
Deferred tax asset                                    206,332            70,472
---------------------------------------------------------------------------------
Deferred tax liabilities:
  Excess tax over book depreciation                  (258,819)         (142,671)
  Unrealized gain on marketable securities             (1,443)               --
---------------------------------------------------------------------------------
Deferred tax liability                               (260,262)         (142,671)
---------------------------------------------------------------------------------
Net deferred tax liability                            (53,930)          (72,199)
Less current asset portion                             39,074            15,665
---------------------------------------------------------------------------------
Non-current deferred tax liability                  $ (93,004)        $ (87,864)
---------------------------------------------------------------------------------


         In conjunction with the acquisitions of Pool, Bayard, Peak USA and New Prospect (Note 2), deferred tax assets (liabilities) of $(30.9) million, $45.1 million, $(1.9) million and $(8.8) million, respectively, were recorded in the year of acquisition.

         For US federal income tax purposes, the Company has net operating loss carryforwards of approximately $215.2 million that, if not utilized, will expire from 2002 to 2019. The net operating loss carryforwards for Alternative Minimum Tax purposes are approximately $45.3 million. There are Alternative Minimum Tax credit carryforwards of $19.2 million available to offset future regular tax liabilities.

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


8 capital stock and stock options
--------------------------------------------------------------------------------

                                  Capital Stock

         During November 1999, the Company acquired all of the outstanding shares of Pool in exchange for 19.7 million newly issued shares of the Company's common stock ("Shares") (Note 2).

         During June and July 1999, the Company issued 9.5 million Shares in connection with the conversion of $172.3 million aggregate principal amount of the 5% Notes (Note 6).

         During April 1999, the Company acquired all of the outstanding shares of Bayard common stock in exchange for 6.2 million newly issued Shares (Note 2). The Company also issued warrants to acquire an aggregate of 133,988 Shares in exchange for previously issued Bayard warrants to acquire shares of Bayard common stock. The warrants issued by Nabors have exercise prices ranging from $21.33 per Share to $28.74 per Share. They expire at various times between May 1, 2000 and May 1, 2003.

         During July 1998, the Company repurchased 100,000 Shares in the open market at a cost of $1.7 million, or at an average cost of $16.53 per Share.

         During May 1998, the Company issued warrants to purchase 200,000 Shares at an exercise price of $30.00 per Share. The warrants were issued in connection with the New Prospect acquisition (Note 2) and expire on April 30, 2003.

         During January 1997, the Company acquired all of the outstanding Shares of Adcor in exchange for 3.4 million newly issued Shares (Note 2). During 1999 and 1998, respectively, 11,865 and 69,685 Shares that had been held in escrow in connection with the Company's acquisition of Adcor were returned to the Company and retired.

         During January 1997, warrants to acquire 1.5 million Shares were exercised at a price of $5.50 per Share. The warrants had originally been issued to John Hancock during 1990.

         The Company is authorized to issue up to 10.0 million shares of preferred stock with a par value of $.10 per share in one or more series, and to fix the powers, designations, preferences and rights to each series.

         As of December 31, 1999, there were warrants outstanding to purchase 333,988 Shares at prices ranging from $21.33 per Share to $30.00 per Share. The warrants expire at various times between May 1, 2000 and May 1, 2003.

                               Stock Option Plans

         As of December 31, 1999, the Company has several stock option plans under which options to purchase Shares may be granted to key officers, directors and managerial employees of the Company and its subsidiaries. Options granted under the plans are at prices equal to the fair market value of the stock on the date of the grant. Options granted under the plans are exercisable in varying cumulative periodic installments after one year. In the case of certain key executives, options granted under the plans are subject to accelerated vesting related to targeted common stock prices, or may vest immediately on the grant date. Options granted under the plans cannot be exercised more than ten years from the date of grant. Options to purchase 9.1 million and 11.1 million Shares remained available for grant as of December 31, 1999 and 1998, respectively.

         On December 11, 1998, certain options previously granted to employees of the Company were re-priced to the closing price of the Company's Shares on that date. Options to purchase 11.2 million Shares with exercise prices ranging from $16.00 to $40.25 were re-priced to $12.50. As a condition of the re-pricing, certain employees forfeited 25% of the options previously granted, or 3.6 million options, and none of the re-priced options were able to be exercised for a one-year period from the re-pricing date.

         A summary of stock option transactions is as follows:

-----------------------------------------------------------------------------
(In thousands, except per share amounts)                             Weighted
                                                                     Average
                                                                     Exercise
                                                          Shares      Price
Options outstanding as of September 30, 1996              12,411     $ 6.31
  Granted                                                 11,706      21.72
  Exercised                                               (8,897)      5.68
  Forfeited                                                 (118)     10.34
-----------------------------------------------------------------------------
Options outstanding as of September 30, 1997              15,102     $18.59
  Granted                                                     15      37.50
  Exercised                                                  (66)      6.68
  Forfeited                                                  (12)     12.26
-----------------------------------------------------------------------------
Options outstanding as of December 31, 1997               15,039     $18.67
  Granted                                                  6,927      18.49
  Exercised                                                 (126)      7.24
  Forfeited                                               (3,726)     22.34
-----------------------------------------------------------------------------
Options outstanding as of December 31, 1998               18,114     $11.77
  Granted                                                  5,394      21.95
  Exercised                                                 (633)     10.04
  Forfeited                                                 (197)     24.21
-----------------------------------------------------------------------------
Options outstanding as of December 31, 1999               22,678     $14.13
-----------------------------------------------------------------------------


         Of the options outstanding, 19.3 million, 6.0 million, 13.3 million and
13.3 million were exercisable at weighted average exercise prices of $13.49, $10.40, $19.24 and $19.30 as of December 31, 1999, 1998, 1997 and September 30,
1997, respectively.

         A summary of stock options outstanding at December 31, 1999 is as follows:

                                                    Options Outstanding
-------------------------------------------------------------------------------------
(In thousands, except per share amounts)                   Weighted          Weighted
                                                            Average           Average
                                             Number        Remaining         Exercise
                                           Outstanding  Contractual Life      Price
Range of exercise prices:
$ 1.07 -   1.61                                 218            1.2            $ 1.07
  4.04 -   6.06                                 269            2.7              4.83
  6.22 -   9.33                                 804            4.3              6.93
  9.40 -  14.10                              17,318            7.6             12.25
 14.13 -  21.19                                 294            8.7             15.81
 21.56 -  32.34                               3,706            9.9             24.85
 36.89 -  55.36                                   1            4.4             36.89
 67.26 - 100.89                                  68            3.8             67.26
-------------------------------------------------------------------------------------
                                             22,678            7.7            $14.13
-------------------------------------------------------------------------------------


                                                     Options Exercisable
------------------------------------------------------------------------------
(In thousands, except per share amounts)                              Weighted
                                                                      Average
                                                   Number             Exercise
                                                 Exercisable           Price
Range of exercise prices:
$ 1.07 -   1.61                                       218              $ 1.07
  4.04 -   6.06                                       269                4.83
  6.22 -   9.33                                       804                6.93
  9.40 -  14.10                                    15,513               12.30
 14.13 -  21.19                                        49               16.62
 21.56 -  32.34                                     2,378               24.91
 36.89 -  55.36                                         1               36.89
 67.26 - 100.89                                        27               67.26
------------------------------------------------------------------------------
                                                   19,259              $13.49
------------------------------------------------------------------------------

         The weighted average fair value of options granted during 1999, 1998, the Transition Period and 1997 was $7.12, $5.05, $13.43 and $4.96, respectively.

         The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants during 1999, 1998, the Transition Period and 1997, respectively: risk-free interest rates of 5.76%, 4.95%, 5.88% and 5.80%; dividend yield of 0.0% for all periods; expected life of 2.97 years, 2.2 years,
3.5 years and 2.1 years; and volatility of 42.0%, 38.9%, 38.9% and 30.9%.

         Had compensation cost for the Company's stock-based compensation plans been recognized in accordance with SFAS 123, the Company's net income (loss) and diluted earnings (loss) per share for 1999, 1998, the Transition Period and 1997 would have been $(1.7) million and $(.01) per share, $99.7 million and $.93 per share, $41.0 million and $.36 per share and $66.1 million and $.63 per share, respectively. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1996.


9 pension, postretirement and postemployment benefits
--------------------------------------------------------------------------------

                                  Pension Plans

         In conjunction with the Pool acquisition, the Company acquired the assets and liabilities of a defined benefit pension plan, the Pool Company Retirement Income Plan (the "Plan"). Benefits under the Plan are frozen and participants are fully vested in their accrued retirement benefit on December 31, 1998.

                   Postretirement Benefits Other Than Pensions

         Prior to the date of the acquisition, Pool provided certain postretirement health care and life insurance benefits to eligible retirees who had attained specific age and years of service requirements. The Company terminated this plan at the date of acquisition, November 24, 1999.

         The Company has adopted and retroactively applied the disclosure requirements prescribed by SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits". This statement standardizes the disclosure requirements for pensions to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets, and eliminates certain disclosures no longer considered useful.

         Summarized information on the Company's pension plan is as follows:

                                                                    Year ended
pension benefits                                                   December 31,
-------------------------------------------------------------------------------
(In thousands)                                                         1999
Change in benefit obligation:
Benefit obligation at beginning of year                              $     --
Acquisition                                                            13,024
Interest cost                                                              86
Benefit payments                                                          (59)
-------------------------------------------------------------------------------
Benefit obligation at end of year                                      13,051
-------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year                             --
Acquisition                                                            12,172
Actual return on plan assets                                              334
Benefit payments                                                          (59)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year                               12,447
-------------------------------------------------------------------------------
Funded status:
Funded status at end of year                                             (604)
Unrecognized net actuarial gain                                          (254)
-------------------------------------------------------------------------------
Net amount recognized                                                    (858)
-------------------------------------------------------------------------------
Net liability recognized                                             $   (858)
-------------------------------------------------------------------------------


1999 Weighted average assumptions:

Pool retirement income plan:
  Weighted average discount rate                            6.50%
  Expected long-term rate of return on plan assets          6.50%
-----------------------------------------------------------------


                                                 Year ended
pension benefits                                December 31,
------------------------------------------------------------
(In thousands)                                      1999
Components of net periodic benefit cost:
Service cost                                        $ --
Interest cost                                         86
Expected return on plan assets                       (80)
------------------------------------------------------------
Net periodic benefit cost                           $  6
------------------------------------------------------------


         Certain of the Company's employees are covered by defined contribution plans. The Company's contributions to the plans are based on employee contributions and totaled $3.9 million, $6.4 million, $1.4 million and $4.4 million for 1999, 1998, the Transition Period and 1997, respectively. The Company does not provide postemployment benefits to its employees.


10 commitments and contingencies
--------------------------------------------------------------------------------

                                Operating Leases

         The Company and its subsidiaries occupy various facilities and lease certain equipment under leases that range in length from 1 to 40 years. The minimum rental commitments under non-cancellable operating leases, with lease terms in excess of one year subsequent to December 31, 1999, are as follows:

--------------------------
(In thousands)
2000               $12,538
2001                11,559
2002                10,858
2003                 6,340
2004                 5,528
Thereafter           2,369
--------------------------
                   $49,192
--------------------------


         The above amounts do not include property taxes, insurance or normal maintenance that the lessees are required to pay. Rental expense relating to operating leases with terms greater than 30 days amounted to $5.1 million, $3.8 million, $.9 million and $3.1 million for 1999, 1998, the Transition Period and 1997, respectively.

                              Employment Contracts

         The Company has entered into employment contracts with certain of its employees. The Company's minimum salary and bonus obligations under these contracts as of December 31, 1999 are as follows:

--------------------------
(In thousands)
2000               $2,025
2001                1,503
--------------------------
                   $3,528
--------------------------


         Pursuant to an employment agreement with an officer, the Company has provided a non-interest bearing loan for approximately $2.9 million.

                              Capital Expenditures

         As of December 31, 1999, the Company had outstanding capital expenditure purchase commitments of approximately $54.2 million, including $41.4 million for the construction of five supply vessels. The Company also had a $9.1 million deposit with the manufacturer of the vessels, that will be applied against the purchase commitment.

                                  Contingencies

         A purported class action lawsuit is pending against Bayard Drilling Technologies, Inc., a wholly-owned subsidiary of Nabors, certain directors and officers of Bayard, the managing underwriters of Bayard's initial public offering, and certain former stockholders of Bayard, alleging violations of federal securities laws in connection with its initial public offering that occurred prior to the Company's acquisition of Bayard.

The lawsuit, Yuan v. Bayard Drilling Technologies, Inc., et al. ("Yuan"), was filed on February 3, 1998 in the United States District Court for the Western District of Oklahoma. Two related suits have been consolidated with Yuan.

         The plaintiffs in this lawsuit purport to sue on their own behalf and on behalf of all persons who purchased shares of Bayard common stock in or traceable to the initial public offering. In the lawsuit, plaintiffs allege claims against all defendants under the Securities Act of 1933. The plaintiffs allege, among other things, that the registration statement and prospectus for Bayard's initial public offering contained materially false and misleading information and omitted material facts.

         An amended consolidated complaint was filed on July 30, 1998 and a motion to dismiss was filed by Bayard and the other defendants. This motion was granted in part (with respect to Chesapeake, certain non-employee directors, certain shareholders and the underwriters) and denied in part (with respect to Bayard and certain of Bayard's officers and directors).

         Nabors and Bayard believe the allegations in this lawsuit are without merit and Bayard is defending vigorously the claims brought against it. Neither Nabors nor Bayard is able, however, to predict the outcome of this lawsuit or the costs to be incurred in connection with their defense and there can be no assurance that this litigation will be resolved in Bayard's favor. An adverse result or prolonged litigation could have an adverse effect on the financial position or results of operations of Bayard.

         Nabors and its subsidiaries are defendants or otherwise involved in a number of other lawsuits in the ordinary course of their business. In the opinion of management, Nabors' ultimate liability with respect to these pending lawsuits is not expected to have a significant or material adverse effect on Nabors' consolidated financial position, cash flows or results of operations.


11 supplemental balance sheet and income statement information
--------------------------------------------------------------------------------

         Accounts receivable is net of an allowance for doubtful accounts of $5.0 million and $3.7 million as of December 31, 1999 and 1998, respectively.

         Prepaid expenses and other current assets include income taxes receivable of $19.2 million as of December 31, 1999 and insurance claims receivable of $14.0 million and $15.2 million as of December 31, 1999 and 1998, respectively.

         Accrued liabilities include the following:

                                                   December 31,         December 31,
------------------------------------------------------------------------------------
(In thousands)                                         1999              1998
Accrued compensation                                  $ 34,221           $24,596
Deferred revenue                                        12,614            16,737
Workers' compensation liabilities                       10,624            10,066
Merger liabilities                                      43,265                --
Other accrued liabilities                               59,822            33,863
------------------------------------------------------------------------------------
                                                      $160,546           $85,262
------------------------------------------------------------------------------------

         Other income, net includes the following:

                                                                  Three Months
                                 Year Ended      Year Ended          Ended          Year Ended
                                December 31,    December 31,      December 31,     September 30,
------------------------------------------------------------------------------------------------
(In thousands)                       1999             1998             1997             1997
Gains (losses)
  on marketable
  securities and warrants        $  3,656         $ (4,324)        $   (142)        $ 11,461
Gains on disposition
  of long-term assets
  and businesses                    2,915           34,126              345           32,143
Dividend income                       496            4,119               18              572
Foreign currency
  (losses) gains                      (37)             216                3              919
Other                               1,830           (2,511)           2,079           (4,348)
------------------------------------------------------------------------------------------------
                                 $  8,860         $ 31,626         $  2,303         $ 40,747
------------------------------------------------------------------------------------------------


12 unaudited quarterly financial information
--------------------------------------------------------------------------------

                                           Year Ended December 31, 1999
-----------------------------------------------------------------------------------------
(In thousands, except                               Quarter Ended
per share amounts)            March 31,       June 30,      September 30,    December 31,
Revenues                      $152,987        $129,939        $142,390        $216,948
Gross margin(1)                 59,687          48,644          48,899          66,359
Operating income                21,966           9,800          10,022          16,620
Net income                      11,964           3,298           4,741           7,701
Earnings per share:(2)
  Basic                       $    .12        $    .03        $    .04        $    .06
  Diluted                     $    .12        $    .03        $    .04        $    .06
-----------------------------------------------------------------------------------------

                                             Year Ended December 31, 1998
-----------------------------------------------------------------------------------------
(In thousands, except                               Quarter Ended
per share amounts)            March 31,       June 30,      September 30,    December 31,
Revenues                      $286,774        $248,928        $224,215        $208,240
Gross margin(1)                 98,327          88,833          84,956          72,197
Operating income                57,019          48,747          45,105          31,467
Net income                      39,692          35,732          28,538          21,026
Earnings per share(2):
  Basic                       $    .39        $    .35        $    .28        $    .21
  Diluted                     $    .36        $    .33        $    .27        $    .20

(1) Gross profit represents revenues minus direct costs, and excludes depreciation expense and general and administrative expenses.

(2) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

13 segment information
--------------------------------------------------------------------------------

         The Company's 11 business units (eight in 1998 and nine in 1997) have been aggregated into two reportable segments, specifically (1) contract drilling, including workover and well-servicing, and (2) manufacturing and logistics, based on the nature of the services provided, the class of customers, the methods used to provide services and other economic characteristics. The contract drilling segment consists of the Company's Alaska, Canada, US Lower 48, International, Offshore and UK North Sea (in 1997) operations. These units provide oil and gas drilling, workover and well-servicing on land and offshore. The manufacturing and logistics segment consists of the Company's Canrig, Epoch, Peak Oilfield Service Company, Peak USA and Sea Mar operating units. These units manufacture top drives, manufacture drilling instrumentation systems, provide construction and logistics services, provide trucking and logistics services and provide marine transportation and support services, respectively.

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

         The following table sets forth financial information with respect to the Company and its reportable segments:


                                                          Year Ended          Year Ended      Three Months Ended      Year Ended
                                                         December 31,        December 31,        December 31,        September 30,
----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                               1999                1998                1997                1997
Revenues:(1)
  Contract drilling(2)                                   $   605,271         $   872,717         $   280,373         $   940,941
  Manufacturing and logistics(3)                              49,220             111,188              31,316             115,051
  Other(4)                                                   (12,227)            (15,748)             (8,883)            (26,689)
----------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                       $   642,264         $   968,157         $   302,806         $ 1,029,303
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization:
  Contract drilling                                      $    96,422         $    79,976         $    19,335         $    62,572
  Manufacturing and logistics                                  3,766               5,402               1,061               3,964
  Other(5)                                                      (295)               (429)                (83)               (145)
----------------------------------------------------------------------------------------------------------------------------------
    Total depreciation                                   $    99,893         $    84,949         $    20,313         $    66,391
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss):
  Contract drilling                                      $    71,050         $   181,793         $    64,596         $   157,879
  Manufacturing and logistics                                  3,064              15,861               5,653              13,428
  Other(5)                                                   (15,706)            (15,316)             (6,050)            (16,546)
----------------------------------------------------------------------------------------------------------------------------------
    Total operating income                                    58,408             182,338              64,199             154,761
  Interest expense                                           (30,395)            (15,463)             (3,979)            (16,520)
  Interest income                                              8,756               1,480                  93               3,422
  Other income, net                                            8,860              31,626               2,303              40,747
----------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes                           $    45,629         $   199,981         $    62,616         $   182,410
----------------------------------------------------------------------------------------------------------------------------------
Total assets:
  Contract drilling(6)                                   $ 1,920,129         $ 1,334,378         $ 1,159,844         $ 1,106,390
  Manufacturing and logistics(7)                             286,501              83,980              69,761              66,585
  Other(5)                                                   191,373              47,549              51,701              61,257
----------------------------------------------------------------------------------------------------------------------------------
    Total assets                                         $ 2,398,003         $ 1,465,907         $ 1,281,306         $ 1,234,232
----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures and acquisitions of businesses:
  Contract drilling                                      $   539,994         $   305,620         $    83,136         $   391,446
  Manufacturing and logistics                                125,036               8,530               1,994              12,689
  Other(5)                                                     2,487                (686)             (1,092)             (7,467)
----------------------------------------------------------------------------------------------------------------------------------
    Total capital expenditures                           $   667,517         $   313,464         $    84,038         $   396,668
----------------------------------------------------------------------------------------------------------------------------------

(1) One customer represented approximately 11% of consolidated revenues during 1998. Both of the Company's reportable segments recorded sales to this customer.

(2) Includes earnings of unconsolidated affiliates, accounted for by the equity method of $.8 million for 1999.

(3) Includes earnings (losses) of unconsolidated affiliates, accounted for by the equity method, of $3.0 million, $(.3) million , $0 million and $.5 million for 1999, 1998, the Transition Period and 1997, respectively.

(4)  Elimination of inter-segment manufacturing and logistics sales.

(5) Includes the elimination of inter-segment transactions and unallocated corporate expenses, assets and capital expenditures.

(6) Includes $28.2 million of investments in affiliates accounted for by the equity method for 1999.

(7) Includes $25.9 million, $4.9 million, $3.8 million and $3.6 million of investments in affiliates accounted for by the equity method for 1999, 1998, the Transition Period and 1997, respectively.

         The following table sets forth financial information with respect to the Company's operations by geographic area:

                                            Year Ended        Year Ended    Three Months Ended    Year Ended
                                           December 31,      December 31,       December 31,     September 30,
--------------------------------------------------------------------------------------------------------------
(In thousands)                                1999              1998              1997              1997
Revenues:
  United States                            $  439,131        $  692,636        $  236,508        $  797,319
  Foreign                                     203,133           275,521            66,298           231,984
--------------------------------------------------------------------------------------------------------------
                                           $  642,264        $  968,157        $  302,806        $1,029,303
--------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net:
  United States                            $1,326,929        $  823,561        $  703,594        $  642,394
  Foreign                                     342,537           303,593           219,808           218,999
--------------------------------------------------------------------------------------------------------------
                                           $1,669,466        $1,127,154        $  923,402        $  861,393
--------------------------------------------------------------------------------------------------------------


                                NABORS INDUSTRIES
                             CORPORATE INFORMATION



corporate address
Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
Fax: (281) 872-5205


form 10-K
Copies may be obtained at no charge by writing to the Corporate Secretary at the corporate office of the Company.


transfer agent
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303


investor contact
Dennis A. Smith
Director of Corporate Development


independent accountants
PricewaterhouseCoopers LLP
Houston, Texas


price of common stock

         As of December 31, 1999, there were 136,831,925 shares of Common Stock outstanding held by 2,297 holders of record.

         The Common Stock is listed on the American Stock Exchange under the symbol "NBR". The following table sets forth the reported high and low sales prices of the Common Stock on the Composite Tape for the calendar quarters indicated.

                                                  Stock Price
-----------------------------------------------------------------
Calendar Year                                  High        Low
1997 First quarter                            22         14 3/4
     Second quarter                           25 1/16    17 3/4
     Third quarter                            40 7/8     24 7/8
     Fourth quarter                           46 13/16   26
-----------------------------------------------------------------
1998 First quarter                            31 9/16    19 15/16
     Second quarter                           27 3/8     19 3/4
     Third quarter                            21 7/16    11 3/4
     Fourth quarter                           20 11/16   12 1/16
-----------------------------------------------------------------
1999 First quarter                            19         10 3/4
     Second quarter                           25 5/16    15 1/2
     Third quarter                            29 1/2     21 9/16
     Fourth quarter                           31 1/4     19 3/4
-----------------------------------------------------------------

                                NABORS INDUSTRIES
                             OFFICERS AND DIRECTORS


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

Anthony G. Petrello
President and Chief Operating Officer
Nabors Industries, Inc.

Richard A. Stratton
Vice Chairman
Nabors Industries, Inc.

James L. Payne
Chief Executive Officer
Santa Fe Snyder Corporation

Hans W. Schmidt
Formerly Director
Deutag Drilling

Myron M. Sheinfeld
Attorney
Sheinfeld, Maley & Kay

Jack Wexler
International Business Consultant

Martin J. Whitman
Chief Executive Officer, M.J. Whitman, Inc.
Chairman, Danielson Holding Corporation
Chairman, Third Avenue Trust


                        PRINCIPAL OPERATING SUBSIDIARIES


principal operating subsidiaries
Nabors Alaska Drilling, Inc.
Anchorage, Alaska
James Denney, President

Nabors Drilling Limited
Nisku, Alberta
Duane A. Mather, President

Nabors Drilling USA, Inc.
Houston, Texas
Larry P. Heidt, President

Nabors Drilling International Limited and
  Pool International Ltd.
Houston, Texas
Siegfried Meissner, President

Nabors Offshore Corporation
Houston, Texas
Jerry C. Shanklin, President


Pool Well Services Co. & Pool Company Texas, Ltd.
Houston, Texas
Nicholas Petronio, President

Sea Mar Inc.
Houston, Texas
Al Gonsoulin, President

CANRIG Drilling Technology, Ltd.
Magnolia, Texas
Allan Richardson, President

EPOCH Well Services, Inc.
Bakersfield, California
Christopher P. Papouras, President

Peak USA Energy Services Ltd.
Houston, Texas
Steve Adam, President

Peak Oilfield Service Company
Anchorage, Alaska
Michael R. O' Connor, President



Design: Savage Design Group, Inc., Houston, Texas

                                Inside Back Cover



                              515 West Greens Road

                                   Suite 1200

                              Houston, Texas 77067

                                  281-874-0035




                      Nabors Industries 1999 annual report