Form 10-K, Exhibit 13
period 2000-12-31
NABORS INDUSTRIES INC
filed 2001-04-02
CIK 798943

                                                                      EXHIBIT 13

                   [PICTURE OF LAND DRILLING RIG IN DISTANCE]

Nabors Industries
         2000 Annual Report

                                    BIG Value

      [PICTURE OF TWO LAND DRILLING RIGS, ONE IN DISTANCE, ONE IN CLOSE-UP]

         Nabors has consistently endeavored to deliver increasing value to all of our constituencies and the current market and our position in it should allow us to do this in a material way in the coming years.


                                  BIGGER Value

04   The Upside Potential
27   Financial Highlights
29   Areas of Operation
51   Financial Review
90   Corporate Information
91   Officers and Directors
92   Principal Operating Subsidiaries

                                                           The UPSIDE Potential

         THE YEAR 2000, ONE OF THE BEST IN OUR HISTORY, JUST BEGAN TO REVEAL THE EXTENT OF NABORS' GROWING ABILITY TO CREATE VALUE FOR OUR CUSTOMERS, EMPLOYEES AND SHAREHOLDERS. The contributions from each of our business units increased steadily throughout the year, as did our expectations for the future. These expectations are the result of an increasingly robust market and our expanded ability to participate in it based upon the actions we took during the weak market conditions that prevailed throughout 1998 and 1999. These actions included the integration of two sizeable acquisitions, Pool and Bayard, along with stringent and enduring cost controls. We also continued to invest in ways that enhanced our safety and overall operating efficiency and we solidified and reaffirmed many of our vendor alliances to assure availability of long-lead time components for reactivating and upgrading our stacked rigs. Collectively, these actions laid the groundwork for fourth quarter 2000 results that approximated 1997's peak quarter at significantly lower levels of global capacity utilization. Given the factors that are shaping our industry, we believe this performance is only a harbinger of things to come.

                [CHART SHOWING REVENUE GROWTH FROM 1991 TO 1995]

1991     $264,239

1992     $312,407

1993     $419,406

1994     $484,268

1995     $572,788

                               [PICTURE OF ACORNS]

                [CHART SHOWING REVENUE GROWTH FROM 1996 TO 2000]

1996     $  719,743

1997     $1,115,032

1998     $  968,157

1999     $  642,264

2000     $1,364,614

                              [PICTURE OF OAK TREE]

Ups & downs are inevitable...


         Industry fundamentals indicate a high probability that the improving market conditions we are now enjoying are not just a temporary reprieve from the down cycle we have experienced for most of the last two decades, but rather the beginning of an enduring upcycle. The primary contributing factors are the convergence of supply and demand for oil and gas brought about by secular global economic growth and the increasing difficulty, expense and long-lead times involved in adding to supply. This is particularly true for North American natural gas, demand for which has steadily increased due to its environmental desirability and its increasing use in electric power generation. Meanwhile, new sources of supply are not readily apparent since easily accessible and lower cost reserves are largely developed and new areas for development, like northern Canada and Alaska, or alternative sources, such as imported liquified natural gas, are at least several years away.

         The increasing difficulty of finding and developing additional supply to meet rising demand is exacerbated by diminished rig availability. The protracted downcycle of the late 1980s and early 1990s has taken its toll on the US rig fleet, reducing it from a high of 4,200 land rigs in 1982 to less than 1,400 today, many of which require substantial investment to place in service. This attrition has brought the US land rig market to the point where the demand for rigs has far outstripped the ready-to-run supply. The same situation exists, to a lesser extent, in our natural gas-driven Canadian and US offshore markets and is developing in our oil-driven Alaska and international markets. Strong gas fundamentals in North America and a lagging, but improving global oil picture would seem to indicate that worldwide demand for rigs and its positive impact on Nabors should continue.

         This, of course, is based on our belief that oil and natural gas prices are likely to remain for some time at levels adequate to ensure attractive returns for our customers while still permitting economic growth and the corresponding increase in demand for energy.

MARKET LEADERSHIP
         CREATES OPPORTUNITIES

         Nabors strives to continually enhance our value-creating potential. To that end, we have accumulated a significant portion of the deep premium drilling rigs in the US Lower 48 and have established drilling market leadership positions in most of the other strategically important oil and gas areas throughout the world. These include Alaska, Canada, the US Gulf of Mexico, Latin America, Africa and the Middle East. In addition to



                                   LEADERSHIP

* OUR BUSINESS UNITS OCCUPY MARKET-LEADING POSITIONS GAINED THROUGH A COMBINATION OF HIGH-QUALITY ASSETS AND WELL-QUALIFIED, EXPERIENCED PEOPLE.

                     [PICTURE OF CHESS BOARD AND KING PIECE]
drilling rigs, we also have market-leading positions in land well-servicing, marine transportation, drilling instrumentation and data management, top drive manufacturing, oilfield construction, rig moving and logistics. Certain auxiliary businesses like trucking would not be attractive alone, but are strategically important because of the synergies they provide to our core rig businesses in satisfying our customer's needs.

         These market positions allow us to participate in all phases of the growth cycle wherever it occurs, whether it is in North American gas today or South American crude tomorrow. The diversity and location of our assets also helps mitigate the impact of a softening in any one market.

         Other notable achievements during the past year solidified our leadership position financially as well as operationally.

Foremost among these was the inclusion of Nabors in the Standard & Poor's
500 Index, which reflects both the increasing prominence Nabors enjoys within the energy industry and the magnitude of our potential.

         We were also able to capitalize on two attractive opportunities that further enhanced our capital structure and financial flexibility. In June, we raised approximately $500 million through the placement of 20-year zero coupon convertible debentures at a yield to maturity of only two and one-half percent. In early 2001, we again had an opportunity to place another issue that raised approximately $830 million with even more attractive terms, among them a conversion premium which imputes conversion in excess of $97 per share at the first redemption date in 2006.

NABORS HAS THE LARGEST INACTIVE RIG INVENTORY,
         WHICH CAN BE PUT INTO SERVICE IN A SHORT PERIOD
         OF TIME AT RELATIVELY ECONOMICAL COST.

         In addition to our active rig leadership position, we also have the largest inactive rig inventory, which can be put into service in a short period of time at relatively economical costs. At the end of 2000, we had nearly 250 drilling rigs unutilized in our various operations, 170 of which reside in our US Lower 48 unit and constitute nearly 60 percent of the industry's identifiable remaining capacity. We intend to activate most of these in the next two years at leading edge margins, which should produce excellent returns on any incremental capital


    UNIT                         NUMBER OF RIGS                 2000 UTILIZATION
   Alaska                              21                              40%

   Canada                              35                              62%

 US Lower 48                          381                              42%

International                         101                              47%

  Offshore                             59                              73%

                                 UTILIZATION %

      [GRAPH OF NABORS' RIG UTILIZATION IN THE YEAR 2000 BY OPERATING UNIT]

Unit                     Percent Utilization
----                     -------------------
Alaska                           40%
Canada                           62%
US lower 48                      42%
International                    47%
Offshore                         73%

while providing our customers with additional rigs at dayrates that are less than those that fully justify replacement cost investments. There is considerable room for improvements in Nabors' cash flow as these replacement cost rates are approached, given the fact that new builds not only require higher capital costs, but also a high degree of certainty regarding adequate long-term utilization.

         The 80 unutilized rigs in our international, offshore and Alaska operations can provide similar benefits for both Nabors and our customers. Excess but less economically meaningful capacity also exists in our US well-servicing business, with approximately 280 out of 740 units currently inactive. The combination of deploying this excess capacity and narrowing the disparity between our current rig dayrates and those required to make new builds economic is the essence of the potential for significantly higher value that Nabors possesses.

UNLOCKING
         OUR POTENTIAL

         Reactivating the majority of this remaining capacity and bringing active rigs closer to replacement dayrates is the largest component of the very significant operating leverage that exists in Nabors. Our North American gas-exposed businesses appear to be on track to achieve such a position within the next few years while Alaska is rapidly improving. International land operations are improving at a more moderate rate, but the anticipated increase in oil-directed

                                   POTENTIAL!

                               [PICTURE OF A KEY]

             [GRAPHIC REPRESENTATION OF NABORS THE IMPACT OF HIGHER
                 DAYRATES AND UTILIZATION IN 2000, AND POTENTIAL
                           FOR GROWTH (NOT TO SCALE)]
activity should improve this unit's performance substantially and ultimately extend Nabors' exposure to the current upcycle.

         The effects of higher pricing and utilization on our financial performance should be further enhanced by anticipated increases in wellsite content provided by Nabors subsidiaries Canrig and Epoch, both of which are expected to report strong levels of internal growth for existing and new product lines. We also expect to invest in new capacity for specific applications, as we have done in recent years in our Alaska and offshore operations, where our experience and expertise give us substantial competitive advantage. External growth is also a possibility as we continue to look at acquisition candidates that fit our strategic profile.

                                      VALUE

                            [PICTURE OF TAPE MEASURE]

                                    MEASURING
                            [GRAPHIC OF TAPE MEASURE]
                              in QUANTITATIVE TERMS


         Nabors has consistently endeavored to deliver increasing value to all of our constituencies, and the current market and our position in it should allow us to do this in a material way in the coming years.

         For our shareholders, this means continuing to execute in a manner that maximizes our leverage in this market, allowing us to realize our potential for higher earnings and returns on capital.

              [PICTURE AND FOUR GRAPHICS USING TAPE MEASURE MOTIF,
                 ILLUSTRATING VARIOUS MEASURES OF PERFORMANCE]

                            Share Price Appreciation
                      SOURCE: Year-End Price Per Bloomberg

                                                            Share
               Year                                         Price
               ----                                         ------
               1987                                         $ 0.88

               1988                                         $ 1.88

               1989                                         $ 3.50

               1990                                         $ 5.63

               1991                                         $ 6.25

               1992                                         $ 6.50

               1993                                         $ 8.13

               1994                                         $ 6.50

               1995                                         $11.25

               1996                                         $19.25

               1997                                         $31.63

               1998                                         $13.50

               1999                                         $30.94

               2000                                         $59.15

                              Market Capitalization
                         ($ in millions) SOURCE: Bloomberg, Nabors

                                                  Market capitalization
               Year                                    at year end
               ----                               ---------------------
               1987                                       $   13

               1988                                       $   52

               1989                                       $  181

               1990                                       $  352

               1991                                       $  557

               1992                                       $  485

               1993                                       $  633

               1994                                       $  557

               1995                                       $1,009

               1996                                       $1,805

               1997                                       $3,542

               1998                                       $1,519

               1999                                       $3,727

               2000                                       $9,015

                             Return to Shareholders
                    SOURCE: The Wall Street Journal 02/26/01

                         Three-year
                           average                23.2%

                         Five-year
                           average                39.4%

                         Ten-year
                           average                26.5%

                           Indexes and Credit Ratings

          1992                          National Association of
                                        Insurance Commissioners 2

          1994                          National Association of
                                        Insurance Commissioners 1

          1995                          Nabors included in the Standard
                                        & Poors Mid-Cap 400 Index

          1996                          Standard & Poors "Investment
                                        Grade" Credit Rating
                                        Established as BBB

          1997                          Moody's Investor Services
                                        Credit Rating upgraded to A3

          1999                          Standard & Poors credit rating
                                        upgraded to A-

          2000                          Nabors included in the Standard
                                        & Poors 500 Index

This, in turn, should lead to an appreciating value of your ownership. For our customers, this means providing you with rigs and synergistic services when and where you need them, constantly striving for even higher levels of efficiency and safety to help you hold the line on costs. For our employees, this means a more stable employment outlook, more favorable working conditions and an ongoing commitment to your safety, as exemplified by the continuous improvement in our industry-leading safety record.

         To each of these groups we want to say thank you for your continuing support. We look forward to delivering ever increasing value that justifies the confidence you have placed in Nabors Industries.

/s/ E. M. ISENBERG

Eugene M. Isenberg,
Chairman and Chief Executive Officer

                            THINGS ARE LOOKING UP...

                 [PICTURE OF NABORS' EXECUTIVE MANAGEMENT TEAM]



                               Eugene M. Isenberg,
                      Chairman and Chief Executive Officer

        Anthony G. Petrello,                                Richard A. Stratton,
President and Chief Operating Officer                           Vice Chairman

                                Nabors Industries

                                    FINANCIAL
                                   HIGHLIGHTS


                                 OPERATING DATA



                                                         Twelve
                                                      Months Ended
(In thousands,                                        December 31,
except per share amounts)   Year Ended December 31,    (Unaudited)                    Year Ended September 30,
----------------------------------------------------- ------------- ------------------------------------------------------------
                           2000       1999      1998       1997        1997       1996      1995      1994      1993      1992
Operating revenues
  and Earnings from
  unconsolidated
  affiliates            $1,364,614  $642,264  $968,157  $1,115,032  $1,029,303  $719,743  $572,788  $484,268  $419,406  $312,407

Depreciation and
  amortization             152,413    99,893    84,949      72,350      66,391    46,117    31,042    26,241    22,434    16,526

Income derived from
  operating activities     217,375    58,408   182,338     195,348     154,761    77,099    58,555     9,299    38,257    34,705

Net income                 137,356    27,704   124,988     136,020     114,808    70,500    51,104     1,350    38,558    33,740

Net income per
  diluted share              $ .90  $    .23  $   1.16  $     1.24  $     1.08  $    .75  $    .57  $    .02  $    .50  $    .45

Weighted average
  number of diluted
  shares outstanding       152,417   120,449   112,555     113,793     111,975    93,752    89,655    85,620    77,806    74,666

Capital expenditures
  and acquisitions
  of businesses         $  300,637  $667,517  $313,464  $  381,009  $  396,668  $174,483  $144,560  $ 62,907  $ 84,752  $ 61,124
                        ----------  --------  --------  ----------  ----------  --------  --------  --------  --------  --------

                               BALANCE SHEET DATA


                                                             Twelve
                                                          Months Ended
(In thousands,                                            December 31,
except ratio data)             As of December 31,          (Unaudited)                        As of September 30,
-------------------------------------------------------- ------------- ------------------------------------------------------------
                          2000        1999        1998        1997        1997       1996      1995      1994      1993      1992
Cash and marketable
  securities           $  550,953  $  111,666  $   23,450  $   12,606  $   11,044  $104,027  $ 15,334  $ 45,232  $ 70,458  $ 14,783

Working capital           739,139     195,817      36,822      62,571      70,872   172,091    33,892    77,248   113,653    33,831

Property, plant and
  equipment, net        1,821,392   1,669,466   1,127,154     923,402     861,393   511,203   393,464   283,141   270,865   220,761

Total assets            3,136,868   2,398,003   1,465,907   1,281,306   1,234,232   871,274   593,272   490,273   493,927   339,930

Long-term obligations     854,777     482,600     217,034     226,299     229,507   229,504    51,478    61,879    73,109    49,294

Stockholders' equity   $1,806,468  $1,470,074  $  867,469  $  767,340  $  727,843  $457,822  $368,750  $317,424  $307,583  $201,058

Funded debt to
  capital ratio            0.32:1      0.25:1      0.26:1      0.27:1      0.27:1    0.35:1    0.20:1    0.21:1    0.24:1    0.28:1
                       ----------  ----------  ----------  ----------  ----------  --------  --------  --------  --------  --------


                 GEOGRAPHIC DISTRIBUTION OF REVENUES AND ASSETS

                                                           Twelve
                                                        Months Ended
                                                        December 31,
(In thousands)             Year Ended December 31,       (Unaudited)                     Year Ended September 30,
------------------------------------------------------  ------------ ------------------------------------------------------------
                        2000        1999        1998        1997        1997       1996      1995      1994      1993      1992
Operating revenues
  and Earnings from
  unconsolidated
  affiliates:
  United States      $1,085,232  $  439,131  $  692,636  $  867,999  $  797,319  $503,622  $383,376  $299,278  $224,401  $138,534
  Foreign               279,382     203,133     275,521     247,033     231,984   216,121   189,412   184,990   195,005   173,873
                     ----------  ----------  ----------  ----------  ----------  --------  --------  --------  --------  --------
                     $1,364,614  $  642,264  $  968,157  $1,115,032  $1,029,303  $719,743  $572,788  $484,268  $419,406  $312,407
                     ----------  ----------  ----------  ----------  ----------  --------  --------  --------  --------  --------

Total assets:
  United States      $2,663,309  $1,917,751  $1,068,193  $  958,026  $  897,453  $593,014  $348,248  $287,390  $277,945  $152,715
  Foreign               473,559     480,252     397,714     323,280     336,779   278,260   245,024   202,883   215,982   187,215
                     ----------  ----------  ----------  ----------  ----------  --------  --------  --------  --------  --------
                     $3,136,868  $2,398,003  $1,465,907  $1,281,306  $1,234,232  $871,274  $593,272  $490,273  $493,927  $339,930
                     ----------  ----------  ----------  ----------  ----------  --------  --------  --------  --------  --------

                                     THE SUM
                                       OF
                                    OUR PARTS

Areas of Operation Nabors is geographically diverse, operating in virtually every significant oil and gas area worldwide.

Nabors operates through a group of semi-autonomous business units organized on a geographic and line-of-business basis. These units occupy market-leading positions gained through a combination of high-quality assets and well-qualified, experienced people. The following section elaborates on the nature of each business, its assets and markets, its accomplishments in 2000 and its prospects for the future.

                  [GRAPHIC HIGHLIGHTING EACH NABORS' WORLDWIDE
                         OPERATING UNIT (NOT TO SCALE)]

               [MAP SHOWING NABORS' WORLDWIDE OPERATING LOCATIONS]


            [GRAPHIC HIGHLIGHTING EACH OPERATING UNIT (NOT TO SCALE)]

                 [PICTURE OF TWO OF NABORS' ARCTIC RIGS DRILLING
                           ON THE ALASKA NORTH SLOPE]

                                                                          Part 1

                                     NABORS
                                     ALASKA

                                  Nabors Alaska experienced a transitional year financially, but an active year operationally.


IN 2000, THIS BUSINESS UNIT GEARED UP FOR THE INCREASE IN ACTIVITY that followed the mid-year purchase of Arco by BP/Amoco and the sale of that entity's North Slope properties to Phillips Petroleum. Nabors' operating rig count climbed from two to ten, but results increased less proportionately since most of these rigs were already receiving standby revenues under long-term contracts.

Several large and challenging projects, including new field development at Alpine and Northstar, should have a substantial positive impact on this unit's performance in 2001 and beyond. The company has signed a contract to drill in remote areas with an air transportable rig, and is in the forefront of the effort to reach prospects far offshore from land locations by extended reach drilling, allowing more economical and more environmentally sensitive development of these resources. We are mobilizing a rig from the US Rocky Mountains for such a project in Cook Inlet, and we are proposing concepts for a high Arctic rig to drill super extended reach wells up to eight miles out in the Arctic Ocean.

Nabors Alaska has proactively developed a North Slope training school to address the need for qualified rig hands. It is designed for employees returning to the industry after a long layoff, or for those with less than one year of experience, and is expected to increase drilling efficiency on Nabors rigs while further improving safety.

                                                                          Part 2

                                     NABORS
                                     CANADA

        Nabors Canada
    had a record year
 financially in 2000,
posting a substantial
    increase over the
          prior year.


THESE RESULTS WOULD HAVE BEEN BETTER YET IF THE WETTEST SPRING AND SUMMER IN OVER 40 YEARS HAD NOT INHIBITED OPERATIONS, although the company was able to keep its large rigs working during the spring breakup. The year was highlighted when Nabors was again named co-winner of the best three-year safety record in Canada.

The outlook for 2001 continues to be very favorable, with the strong gas market and a shortage of drilling rigs portending an even better performance for this operating unit. Canadian operators have budgeted a substantial increase in drilling expenditures in the coming year using gas price assumptions only slightly higher than historical averages and much lower than recent highs.

Longer term, Nabors Canada should also benefit from anticipated new developments in the high Arctic and more northerly latitudes, where the combination of larger, but less accessible reserves and restrictive weather require innovations in rig design and environmental sensitivity. Nabors is particularly well-suited to meet these challenges, given the company's 40 years of experience working on Alaska's North Slope.

           [PICTURE OF NABORS RIG 21-E DRILLING IN THE CANADIAN ROCKY
                               MOUNTAIN FOOTHILLS]

                [PICTURE OF LAND DRILLING RIG IN SOUTH LOUISIANA]

Part 3

                         2000 was an excellent year for Nabors Drilling USA as the company responded to increased demand for gas-directed drilling.

US LOWER 48

DEMAND FOR READY TO DRILL RIGS FAR OUTSTRIPPED SUPPLY, causing dayrates to climb correspondingly. In response, the company refurbished and placed in operation an additional 75 rigs, providing a springboard for what should be an excellent 2001.

Of primary importance during the year was a real improvement in the unit's already strong safety record in the face of recruiting a mostly inexperienced work force to staff an active rig fleet that has grown from 73 to 213 rigs in less than two years. The unit's OSHA recordable rate actually dropped from 4.4 at the end of 1999 to 4.27 at the end of 2000, largely the result of a comprehensive on the job training program for both rig hands and supervisors.

Going forward, this unit expects to activate between 70 and 100 rigs in the new year from an inventory of more than 170 stacked rigs, which constitutes a majority of the remaining industry capacity. Most of these will be mechanical rigs which are more readily returned to service. We also have immediate access to a full complement of component parts, allowing the company to put rigs in the field quickly and economically and forestalling rig replacement dayrates.

Manpower requirements will provide a continuing challenge in 2001 and this unit has instituted an aggressive recruiting program to staff rigs and develop additional management infrastructure. NDUSA will also focus on continuing to improve safety, with programs in place designed to further reduce the OSHA recordable rate.

                                                                          Part 4

International land operations are improving at a more moderate rate than North America, but the anticipated increase in oil-directed activity should improve this unit's performance substantially and ultimately extend Nabors' exposure to the current upcycle.

                                 INTERNATIONAL

ACTIVITY PICKED UP MID-YEAR, HOWEVER, AND THIS UNIT FINISHED STRONG, WITH EXCELLENT PROSPECTS FOR THE COMING YEAR. The improved performance in the second half was tied in part to the integration of Pool operations early in the year, which contributed significantly to increased activity in Oman, Pakistan, Ecuador and Argentina, and strengthened existing operations in Saudi Arabia.

The modification and deployment of two fast-moving leapfrog rigs in Yemen further contributed to results.

Going forward, this unit expects to report steady improvement. Particularly significant will be contributions from operations in Algeria, where five rigs are being deployed on medium and long-term contracts. Extremely robust bidding worldwide bodes well for 2001 and beyond.

A number of opportunities are available to Nabors International due to our expanded geographical presence and the capabilities of other Nabors subsidiaries. We are contemplating the relocation of underutilized rigs back to the US, where the market for rigs is strong. We also are evaluating certain acquisition opportunities which would provide additional quality rigs to meet customer demand wherever it occurs. We continue to be the leading contractor for some of the largest and most sophisticated drilling projects, where we believe Nabors' unique assets, large inventory of high quality, refurbishable rigs and broad experience give us a competitive advantage.

      [PICTURE OF NABORS DRILLING RIG OPERATING IN DESERT CONDITIONS IN THE
                                  MIDDLE EAST]

        [PICTURE OF AN OFFSHORE PLATFORM DRILLING RIG AT WORK IN THE U.S.
                                 GULF OF MEXICO]

                                                                          Part 5

                                 NABORS OFFSHORE

                        Nabors Offshore was the first unit to respond to the upturn in the market that began in late 1999, ultimately proving to be the largest incremental contributor to Nabors' results throughout early 2000.

BY THE END OF THE THIRD QUARTER, THIS UNIT HAD EXCEEDED 1997 PEAK UTILIZATION AND PRICING LEVELS IN ALL CATEGORIES EXCEPT API-STYLE PLATFORM DRILLING RIGS.

This unit moved to take advantage of several new business opportunities by repositioning a number of Sundowner and Super Sundowner type rigs from foreign markets back to the US Gulf of Mexico on new contracts at better dayrates. Meanwhile, two of our shallow water workover jackups and a Super Sundowner were repositioned to Brazil and Trinidad. Another Super Sundowner in Italy was upgraded and returned to work with a three-year contract extension at a higher dayrate.

Going forward, this unit expects even better performance in the coming year. Increased contribution from higher average utilization and prices on working and reactivated rigs should be realized. Additionally, the inland barge market is firming up, with all three rigs back in service, and the burgeoning deepwater market holds promise for API-style rigs, the only asset that lagged in 2000.

Nabors Offshore continues to be recognized for innovative engineering and 2001 should be no exception. We are currently designing modifications to our Super Sundowner rigs which will allow them to withstand the dynamic forces inherent in buoyant structures in deeper water applications. When this design enhancement is implemented, Nabors Offshore expects to be the provider of choice for platform workover rigs with dynamic capability.

              [PICTURE OF A POOL WELL-SERVICING RIG AND ONE OF OUR
                              FLUID-HAULING TRUCKS]

Part 6

                              2000 was a very good year for Pool Well Servicing, as both the aggregate number of rig hours and the average hours per rig increased substantially, contributing to improved results.


WELL-SERVICING

INCREASED DEMAND IN ALL OF THIS UNIT'S GEOGRAPHICAL AREAS SPURRED THE ACTIVATION OF AN ADDITIONAL 40 RIGS, INCREASING THE ACTIVE RIG COUNT FROM 390 TO 430.

Pool also made strides in safety during the year. The total OSHA recordable incident rate improved from a frequency of 4.29 to 4.19 in the face of an 18 percent increase in total man-hours worked. As a result, this unit received the Association of Energy Service Companies' Gold Safety Award for the fourth straight year.

Going forward, Pool expects to report an excellent year in 2001 driven by further improvements in both utilization and pricing. This unit plans to refurbish and activate a number of its remaining 280 stacked well-servicing rigs as market conditions warrant.

Pool has instituted a program to alleviate the shortage of experienced crews which can impede a sizable rig reactivation program. By investing in certain rig enhancements and by increasing the compensation to crewmembers, Pool has been able to implement a smaller crew size in some areas, with the double benefit of freeing up experienced crewmembers for reactivated rigs, while simultaneously improving safety and efficiency.

OFFSHORE MARINE
     TRANSPORTATION

By any measure, 2000 was a remarkable year for Sea Mar. Vessel utilization at the beginning of the year was approximately 72 percent, with historically weak dayrates.

BY MID-YEAR, THE UTILIZATION HAD IMPROVED TO OVER 90 PERCENT WITH DAYRATES ESCALATING SUBSTANTIALLY. This business unit further enhanced its contribution when it took delivery of the last five of a ten-vessel, $100 million new construction program. These new vessels fit well with Nabors' premium asset strategy and had a positive impact on 2000's results. They are particularly well-suited for the rigorous deepwater offshore operating environment because of features far superior to conventional 180-foot supply vessels.

Sea Mar also reactivated several older vessels, which had been stacked. This ultimately brought the total Sea Mar active fleet to 12 supply vessels, six mini-supply vessels, one oceanographic research vessel, one anchor handling and towing vessel and the ten deepwater offshore supply vessels. The size and diversity of the fleet proved to be important as second and third quarter vessel demand far exceeded anything predicted for the offshore supply industry.

Going forward, Sea Mar is well positioned to maintain or exceed its current profitability if, as expected, US offshore drilling activity continues at present levels. Higher average pricing and utilization, coupled with full contribution from last year's reactivated and newly constructed vessels should yield another record year.

                                                                          Part 7

        [PICTURE OF ONE OUR NEWLY-CONSTRUCTED SUPPLY VESSELS SERVICING A
                      CUSTOMER IN THE U.S. GULF OF MEXICO]

        [PICTURE OF THE DATA DISPLAY FOR AN EPOCH INSTRUMENTATION SYSTEM]

Part 8

                                  TECHNOLOGY &
                                  MANUFACTURING

                         In 2000, Canrig and Epoch both successfully positioned themselves to accommodate the significant growth anticipated in the coming year, for both Nabors and third-party sales.

MANUFACTURING CAPACITY INCREASED FROM TWO UNITS PER MONTH TO FOUR, quality improved significantly as a result of new programs begun in mid-1999 and the frequency of OSHA recordable incidents was cut in half. Canrig also delivered its first 750-ton a/c top drive for land application and was named provider of choice for top drive units by Grey Wolf.

Going forward, Canrig expects to report a record year in both revenues and earnings if market conditions remain favorable. Production capacity should expand to five units per month, enabling the unit to reduce the current eight-month backlog. Additional revenues should be derived from an increased emphasis on the offshore market, and from servicing a greater number of units now in the field as a result of our successful sales effort during the last two years.

EPOCH EXPERIENCED RAPID GROWTH IN 2000 as the number of successfully installed rig monitoring instrumentation systems (Rigwatch(TM)) climbed from slightly over 100 to well over 300. Meanwhile, Rig Report(TM) - our operations summarizing software - was also successfully installed on all Nabors rigs, automating payroll and a number of other functions. Epoch added what has the potential to be a significant product line in the near future with the launching of its myWells.com(TM) Internet site. This product allows operators anytime, anywhere access to rig and well information, improving drilling efficiency and reducing down time.

Prospects for 2001 are excellent with the number of installed Rigwatch(TM) systems expected to exceed 500. The unit also plans to further expand internationally and to launch real-time applications through myWells.com(TM).

        [PICTURE OF PEAK OILFIELD SERVICES VACUUM TANKER AND RIG MOVING
                              TRUCK IN PRUDHOE BAY]

                                 TRANSPORTATION
                                 & CONSTRUCTION

                                                                          Part 9

                              Both Peak Oilfield Service Company
                              and Peak USA saw significant increases
                              in activity and results in 2000.

THE CONTRIBUTION FROM OUR ALASKAN CONSTRUCTION AND LOGISTICS JOINT-VENTURE BUSINESS WAS THE BEST EVER IN 2000, while revenues from our wholly-owned Peak USA subsidiary more than doubled.

In Alaska, preparation of the Northstar field for initial drilling and the construction of attendant production facilities constituted a majority of the results derived from AIC, our heavy civil construction joint-venture. Peak Oilfield Service Company (Alaska) also benefited from Northstar activities, but the bulk of its record results were derived from expansion of its core business activities and from construction and logistics work related to the development of the Alpine field.

Peak Oilfield Service Company had a number of notable developments during the year. The unit constructed the longest ice road ever built in Alaska and used it to transport the heaviest module ever moved over sea ice to the Alpine field. Peak also completed the turnaround of a large Cook Inlet petrochemical complex and was recently awarded a design-build contract for a British Petroleum gas-to-liquids test facility in Kenai.

Going forward, Peak Oilfield Service Company should post an even better year in 2001, fueled by the busiest exploration market in Alaska in the last 20 years and a number of bids for civil construction projects. Peak already has received several ice road contracts in support of exploration programs in the National Petroleum Reserve, for further delineation of the Alpine field, and for other exploration projects west of the Kaparuk River field.

Our Peak USA Lower 48 trucking unit also had a much improved year, primarily due to increased demand for rig moving services from sister company Nabors Drilling USA. This unit also made significant strides in improving safety, lowering its OSHA recordable incident rate below 1.0 for the first time. Other accomplishments included the expansion and upgrading of the fleet and a dramatic reduction in costs, positioning this operation to be even more profitable in the burgeoning rig transportation market that is resulting from increases in domestic land drilling.

                                      FLEET
                                   COMPONENTS

                        RIG FLEET STATUS AS OF MARCH 2001



LAND RIG FLEET - 537 RIGS      < 900 HP      900-1200 HP     1400-1700 HP   2000 HP and >    Total
--------------------------------------------------------------------------------------------------
                              SCR    Mech    SCR     Mech     SCR    Mech    SCR     Mech
Alaska
  North Slope(1)                 1       3       6                               7              17
  Kenai/Cook Inlet                                               2               1               3

International land
  Latin America(2)               1      25       2      11       4       2       7              52
  Middle East/Africa/CIS         1      10       9       1      11               8              40
  Joint ventures(3)                      7       1                               1               9

US Lower 48
  Southern Division
    East Texas District          4       8      18       8      12       1       5              56
    South Texas District         1               3       3      10       3       9       1      30
    Gulf Coast District                                  2       3       1      19       1      26
  Southwest Division
    California District          4       4                       2               4              14
    West Texas District                  8       4       4       1       2       2              21
    Mid-Continent District              18       3      14       5       3       8       2      53
    North Dakota                         2       1       9               1                      13
    Wyoming                      4       6       2       2       1               1              16
US Lower 48 stacked rigs                                                                       152

Canada                           3      19       2       2       5               4              35
                            ------  ------  ------  ------  ------  ------  ------  ------  ------
TOTAL LAND RIGS                                                                                537
                            ------  ------  ------  ------  ------  ------  ------  ------  ------

(1)  Includes one coiled tubing drilling rig at 50 percent ownership.

(2) Includes 19 primarily workover rigs located in Argentina which were formerly owned by our Argentine joint-venture which was acquired in early 2001.

(3)  Represents the net quantity of rigs owned by Nabors at 50 percent interest.

(4)  Includes five offshore rigs operated by other Nabors' subsidiaries; Alaska
     - one 2,000 HP platform drilling rig in Cook Inlet, US land well-servicing
     - one 1,000 HP platform workover rig offshore California, International land - one 2,000 HP platform drilling rig offshore Ecuador, two offshore drilling jackups in the Persian Gulf, one of which is owned by our Pool Arabia joint-venture.

Nabors operates a large, high-quality and diverse fleet of land and offshore rigs in numerous areas around the globe. Many of these rigs are rated for deeper, more sophisticated drilling applications and several are highly specialized, advanced models designed for the world's most challenging environments. We also have a majority of the industry's premium electric (SCR) rigs, which are generally preferred for directional and horizontal wells. With most of the remaining industry excess capacity, we are well-positioned to add to our active rig fleet both quickly and economically.


OFFSHORE RIG FLEET - 59 RIGS                        Platform Rigs                             Barge  Jackup  Total
------------------------------------------------------------------------------------------------------------------
                              Concentric                                           Super
                                Tubing    < 750 HP  Sundowner(R)  > 750 HP      Sundowner(R)
Gulf of Mexico                         3         3             8         4                 4      2       9     33
California                                                               1(4)                                    1
International                                                            2                 3              2      7
                              ----------  --------  ------------  --------      ------------  -----  ------  -----
TOTAL OFFSHORE WORKOVER RIGS                                                                                    41
                              ----------  --------  ------------  --------      ------------  -----  ------  -----


                                                     Platform Rigs                           Barge         Jackup         Total
-------------------------------------------------------------------------------------------------------------------------------
                                     MASE(R)         Self Erecting         API-Style
Gulf of Mexico                             2                     5                 5             1                           13
Alaska                                                           1(4)                                                         1
International                              1                     1(4)                                         1.5(3)(4)     3.5
                                     -------         -------------         ---------         -----         ------         -----
TOTAL OFFSHORE DRILLING RIGS                                                                                               17.5
                                     -------         -------------         ---------         -----         ------         -----


US LAND WELL-SERVICING/WORKOVER RIGS - 743 RIGS                                                                    Total
------------------------------------------------------------------------------------------------------------------------
                                                               < 300 HP   300-350 HP   400-450 HP   500 HP and >
California                                                           63           71           54              3     191
Central                                                              14           99          132             31     276
Stacked                                                              32          173           55             16     276
                                                               --------   ----------   ----------   ------------   -----
TOTAL WELL SERVICE RIGS                                                                                              743
                                                               --------   ----------   ----------   ------------   -----

54 Selected Financial Data

56 Management's Discussion and Analysis of
   Financial Condition and Results of Operations

66 Report of Independent Accountants

67 Consolidated Balance Sheets

68 Consolidated Statements of Income

69 Consolidated Statements of Cash Flows

70 Consolidated Statements of
   Changes in Stockholders' Equity

72 Notes to Consolidated Financial Statements

                                FINANCIAL REVIEW

                                Nabors Industries

                             Selected Financial Data

                              OPERATING DATA(1)(2)

                                                                                Twelve        Three
                                                                             Months Ended     Months
(In thousands,                                                               December 31,     Ended
except per share amounts)               Year Ended December 31,               (Unaudited)  December 31,    Year Ended September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                   2000          1999          1998             1997(3)        1997           1997          1996
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------
Revenues and other income:

  Operating revenues           $  1,327,124  $    638,507  $    968,462      $  1,114,758  $    302,831   $  1,028,853  $    719,604
  Earnings (losses) from
    unconsolidated affiliates        37,490         3,757          (305)              274           (25)           450           139
  Interest income                    20,581         8,756         1,480             1,936            93          3,422         2,695
  Other income, net                  24,121         8,860        31,626            28,502         2,303         40,747        13,690
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------
    Total revenues and
      other income                1,409,316       659,880     1,001,263         1,145,470       305,202      1,073,472       736,128
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------
Costs and other deductions:
  Direct costs                      888,322       418,675       623,844           774,856       199,714        737,780       539,665
  General and administrative
    expenses                        106,504        65,288        77,026            72,478        18,580         68,616        56,862
  Depreciation and
    amortization                    152,413        99,893        84,949            72,350        20,313         66,391        46,117
  Interest expense                   35,370        30,395        15,463            16,323         3,979         16,520        11,884
  Merger expenses                        --            --            --                --            --          1,755            --
  Provision for reduction in
    carrying value of assets             --            --            --                --            --             --            --
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------
    Total costs and
      other deductions            1,182,609       614,251       801,282           936,007       242,586        891,062       654,528
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------
Income before income taxes
  and extraordinary gain            226,707        45,629       199,981           209,463        62,616        182,410        81,600
Income taxes                         91,233        17,925        74,993            73,443        21,289         67,602        11,100
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------
Income before
  extraordinary gain                135,474        27,704       124,988           136,020        41,327        114,808        70,500
Extraordinary gain, net               1,882            --            --                --            --             --            --
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------
Net income                     $    137,356  $     27,704  $    124,988      $    136,020  $     41,327   $    114,808  $     70,500
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------
Net income per
  diluted share                $        .90  $        .23  $       1.16      $       1.24  $        .37   $       1.08  $        .75
Weighted average number of
  diluted shares outstanding        152,417       120,449       112,555           113,793       116,427        111,975        93,752
Income derived from
  operating activities(5)           217,375        58,408       182,338           195,348        64,199        154,761        77,099
Capital expenditures and
  acquisitions of businesses   $    300,637  $    667,517  $    313,464      $    381,009  $     84,038   $    396,668  $    174,483
                               ------------  ------------  ------------      ------------  ------------   ------------  ------------

(In thousands,
except per share amounts)                        Year Ended September 30,
----------------------------------------------------------------------------------------
                                   1995          1994             1993          1992
                               ------------  ------------     ------------  ------------
Revenues and other income:

  Operating revenues           $    572,788  $    484,268     $    419,406  $    312,407
  Earnings (losses) from
    unconsolidated affiliates            --            --               --            --
  Interest income                     1,694         2,459            1,191         1,383
  Other income, net                   5,990         2,718           11,593         5,559
                               ------------  ------------     ------------  ------------
    Total revenues and
      other income                  580,472       489,445          432,190       319,349
                               ------------  ------------     ------------  ------------
Costs and other deductions:
  Direct costs                      434,097       369,677          313,458       215,939
  General and administrative
    expenses                         49,094        47,770           45,257        45,237
  Depreciation and
    amortization                     31,042        26,241           22,434        16,526
  Interest expense                    7,611         8,237            8,924         5,732
  Merger expenses                        --         1,595               --            --
  Provision for reduction in
    carrying value of assets             --        29,686(4)            --            --
                               ------------  ------------     ------------  ------------
    Total costs and
      other deductions              521,844       483,206          390,073       283,434
                               ------------  ------------     ------------  ------------
Income before income taxes
  and extraordinary gain             58,628         6,239           42,117        35,915
Income taxes                          7,524         4,889            3,559         2,175
                               ------------  ------------     ------------  ------------
Income before
  extraordinary gain                 51,104         1,350           38,558        33,740
Extraordinary gain, net                  --            --               --            --
                               ------------  ------------     ------------  ------------
Net income                     $     51,104  $      1,350     $     38,558  $     33,740
                               ------------  ------------     ------------  ------------
Net income per
  diluted share                $        .57  $        .02     $        .50  $        .45
Weighted average number of
  diluted shares outstanding         89,655        85,620           77,806        74,666
Income derived from
  operating activities(5)            58,555         9,299           38,257        34,705
Capital expenditures and
  acquisitions of businesses   $    144,560  $     62,907     $     84,752  $     61,124
                               ------------  ------------     ------------  ------------

                            BALANCE SHEET DATA(1)(2)


                                                           Twelve
                                                         Months Ended
(In thousands,                                           December 31,
except ratio data)              As of December 31,       (Unaudited)                       As of September 30,
-----------------------------------------------------------------------------------------------------------------------------------
                          2000        1999        1998        1997        1997       1996      1995      1994      1993      1992
Cash and market-
  able securities      $  550,953  $  111,666  $   23,450  $   12,606  $   11,044  $104,027  $ 15,334  $ 45,232  $ 70,458  $ 14,783

Working capital           739,139     195,817      36,822      62,571      70,872   172,091    33,892    77,248   113,653    33,831

Property, plant and
  equipment, net        1,821,392   1,669,466   1,127,154     923,402     861,393   511,203   393,464   283,141   270,865   220,761

Total assets            3,136,868   2,398,003   1,465,907   1,281,306   1,234,232   871,274   593,272   490,273   493,927   339,930

Long-term obligations     854,777     482,600     217,034     226,299     229,507   229,504    51,478    61,879    73,109    49,294

Stockholders' equity    1,806,468   1,470,074     867,469     767,340     727,843   457,822   368,750   317,424   307,583   201,058

Funded debt to
  capital ratio            0.32:1      0.25:1      0.26:1      0.27:1      0.27:1    0.35:1    0.20:1    0.21:1    0.24:1    0.28:1
                       ----------  ----------  ----------  ----------  ----------  --------  --------  --------  --------  --------

(1) The results of operations and financial position for all years prior to 1995 have been retroactively restated to include the results of operations and financial position of Sundowner Offshore Services, Inc., which was acquired by us during October 1994. Other acquisitions' results of operations and financial position have been included beginning on the respective dates of acquisition and include Pool Energy Services Co. (November 1999), Bayard Drilling Technologies, Inc. (April 1999), New Prospect Drilling Company (May
    1998), Can-Tex Drilling & Exploration, Ltd. land rigs (May 1998), Veco Drilling, Inc. land rigs (November 1997), Diamond L Drilling & Production land rigs (November 1997), Cleveland Drilling Company, Inc. (August 1997), Chesley Pruet Drilling Company (April 1997), Adcor-Nicklos Drilling Company (January 1997, retroactive to October 1996), Noble Drilling Corporation land rigs (December 1996), Exeter Drilling Company and its subsidiary, J.W. Gibson Well Services Company (April 1996), Delta Drilling Company (January
    1995) and Grace Drilling Company (June 1993). The results of operations also reflect the disposition of our UK North Sea (November 1996) and J.W. Gibson (January 1998) operations.

(2) We changed our fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. The three month transition period from October 1, 1997 through December 31, 1997 preceded the start of the new fiscal year.

(3) Represents unaudited recast financial data for the twelve months ended December 31, 1997. This data was derived by adjusting the audited results for the year ended September 30, 1997 to exclude the unaudited results for the quarter ended December 31, 1996 and to include the audited results for the three months ended December 31, 1997.

(4) Represents reduction in carrying value of our Yemen logistical assets and inventory, as well as facility closure costs in certain international areas, including Yemen, totaling $.35 per share.

(5) "Income derived from operating activities" has historically been referred to as "operating income" by us. It is computed by subtracting direct costs, general and administrative expenses, depreciation and amortization expense, merger expenses and provision for reduction in carrying value of assets from Operating revenues and then adding (subtracting) Earnings (losses) from unconsolidated affiliates.

                                Nabors Industries

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations



Results of operations
--------------------------------------------------------------------------------

                  Fiscal Year 2000 Compared to Fiscal Year 1999

    Operating revenues and Earnings from unconsolidated affiliates for fiscal year 2000 totaled $1.4 billion, representing an increase of $722.4 million, or 112%, as compared to fiscal year 1999. Income derived from operating activities and net income for 2000 totaled $217.4 million and $137.4 million ($.90 per diluted share), respectively, representing increases of 272% and 396% as compared to 1999.

    The significant increase in our operating results is due to substantial year-over-year improvements in all of our business units and to the addition of the Pool Energy Services Co. operations acquired in November 1999. In accordance with the purchase method of accounting, Pool's results of operations have been included in our financial statements commencing on the effective date of the acquisition. Therefore, only 37 days of Pool's operating results were included in our 1999 results. The improvement in our business units' performance reflects the continuation of a positive trend that began during the third quarter of 1999 in response to higher average natural gas and oil prices. Natural gas prices, which averaged $2.19 per mcf during 1999, increased steadily over the year and averaged $4.17 per mcf during 2000. Oil prices also increased significantly with average prices of $30.37 per barrel during 2000, up from $19.30 per barrel on average during 1999. The increase in natural gas and oil prices has resulted in increased capital spending by our customers for services provided by Nabors. This increased spending has been especially evident in our US Lower 48, Canada and Gulf of Mexico operations for natural gas-related drilling and workover activities. The increase in North American land drilling activity is illustrated by the increase in the total US active land rig count which averaged 726 working rigs during 2000 compared to 502 working rigs during 1999. Additionally, the Canadian land rig count averaged 340 working rigs during 2000 compared to 240 working rigs during 1999 and the US offshore rig count averaged 140 rigs during 2000 compared to 106 rigs during 1999. Looking forward into 2001, we expect continued improvement in both dayrates and utilization in virtually all areas of our operations. Our optimism is based on the positive supply and demand fundamentals for natural gas and oil that are currently in place and expected to continue for the near term, barring any major unforeseen event.

    The following tables set forth certain information with respect to our reportable segments, rig activity and certain industry data:

(In thousands, except percentages)                        Year Ended December 31,                 Increase (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                                                        2000        1999       1998        2000 to 1999           1999 to 1998
Reportable Segments:
Operating revenues and Earnings
  from unconsolidated affiliates:
  Contract drilling(1)                               $1,266,902   $605,271   $872,717   $661,631       109%   $ (267,446)      (31%)
  Manufacturing and logistics(2)                        167,093     49,220    111,188    117,873       239%      (61,968)      (56%)
  Other(3)                                              (69,381)   (12,227)   (15,748)   (57,154)     (467%)       3,521        22%
                                                     ----------   --------   --------   --------    ------    ----------    ------
                                                     $1,364,614   $642,264   $968,157   $722,350       112%   $ (325,893)      (34%)
                                                     ----------   --------   --------   --------    ------    ----------    ------

Income (loss) derived from operating activities:(4)
  Contract drilling(1)                               $  204,543   $ 70,759   $181,793   $133,784       189%   $ (111,034)      (61%)
  Manufacturing and logistics(2)                         41,075      2,758     15,861     38,317        (5)      (13,103)      (83%)
  Other(6)                                              (28,243)   (15,109)   (15,316)   (13,134)      (87%)         207         1%
                                                     ----------   --------   --------   --------    ------    ----------    ------
                                                     $  217,375   $ 58,408   $182,338   $158,967       272%   $ (123,930)      (68%)
                                                     ----------   --------   --------   --------    ------    ----------    ------

(1) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $18.0 million and $.8 million for 2000 and 1999, respectively.

(2) Includes Earnings (losses) from unconsolidated affiliates, accounted for by the equity method, of $19.5 million, $3.0 million and $(.3) million for 2000, 1999 and 1998, respectively.

(3) Elimination of inter-segment manufacturing and logistics sales.

(4) "Income derived from operating activities" has historically been referred to as "operating income" by us. It is computed by subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates.

(5) The percentage is so large that it is not meaningful.

(6) Includes the elimination of inter-segment transactions and unallocated corporate expenses.


                                               Year Ended December 31,                     Increase (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                                        2000           1999          1998          2000 to 1999             1999 to 1998
Rig activity:(1)
  Rig years(2)                         253.7          149.5          204.1       104.2       70%          (54.6)     (27%)
  Rig utilization                         46%            31%            48%         15%      48%            (17%)    (35%)

(1) Excludes labor contracts, land well-servicing rigs and rigs owned by joint ventures.

(2) Rig years represent a measure of the number of equivalent rigs operating during a given period. For example, one rig operating 182.5 days during a 365-day period represents 0.5 rig years.


                                                                    Year Ended December 31,              Increase (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                                                              2000           1999           1998     2000 to 1999     1999 to 1998
INDUSTRY DATA:
  Average West Texas intermediate crude oil
    spot price ($/bbl)(1)                                    $30.37         $19.30         $14.38         $11.07         $ 4.92
  Average US natural gas spot price ($/mcf)(1)               $ 4.17         $ 2.19         $ 2.00         $ 1.98         $  .19
  Average US land rig count(2)                                  726            502            699            224           (197)
  Average International land rig count(2)                       466            408            504             58            (96)
  Average Canadian land rig count(2)                            340            240            256            100            (16)
  Average US offshore rig count(2)                              140            106            124             34            (18)

(1) Source: Bloomberg

(2) Source: Baker Hughes

    CONTRACT DRILLING This segment includes our drilling, workover and well-servicing operations, on land and offshore. Operating revenues and Earnings from unconsolidated affiliates for the contract drilling segment totaled $1.3 billion and income derived from operating activities totaled $204.5 million during 2000, representing increases of 109% and 189%, respectively, compared to the prior year. Equivalent rig years (excluding labor contracts, land well-servicing rigs and rigs owned by joint ventures) increased to 253.7 years during 2000 from an average of 149.5 years during the prior year. Most of our contract drilling operations recorded higher revenues in 2000 compared to 1999 as a result of increased drilling and workover activity, higher average dayrates due to higher natural gas and oil prices and the addition of the Pool rigs acquired on November 24, 1999.

    Alaskan revenues increased during 2000 due to higher equivalent rig years resulting from the addition of working Pool rigs and higher average dayrates. Equivalent rig years in Alaska increased to 8.5 years during 2000 from 5.8 years during 1999.

   Canadian revenues were higher during 2000 due to higher equivalent rig years and dayrates associated with continued strong demand for natural gas drilling services throughout the Canadian market. Equivalent rig years in Canada increased to 21.5 years during 2000 from 12.9 years during 1999.

    US Lower 48 drilling revenues increased dramatically during 2000 as a result of increased demand for drilling services. The prolonged strength of the North American natural gas market has resulted in significant increases in both equivalent rig years and dayrates. US Lower 48 equivalent rig years increased to
158.2 years during 2000 from 97.3 years during 1999.

    US land well-servicing operations improved during 2000 due to increased activity and rates per hour resulting from higher natural gas and oil prices. US land well-servicing hours were 1.8 million hours during 2000. Because this unit was acquired in November 1999, only 37 days of operations were included in our prior year results.

    International revenues increased during 2000 due to the addition of Pool operations in South America and the Middle East, and rigs working in Colombia, Kenya, Qatar and Yemen under new contracts. This was partially offset by decreased revenues due to lower activity in certain areas, such as Bolivia, Kazakhstan and the United Arab Emirates. Additionally, effective January 1, 2000, our Saudi Arabia rigs began operating as part of Pool Arabia Company, Ltd., a joint venture with a Saudi Arabian partner. The joint venture is accounted for using the equity method of accounting and accordingly, its results of operations are included in earnings from unconsolidated affiliates. International equivalent rig years increased to 31.7 years during 2000 from 16.6 years during 1999.

    Offshore revenues increased during 2000 both in the Gulf of Mexico and internationally. The increase in revenues in the Gulf of Mexico resulted from the addition of the active Pool rigs and increased platform, jackup and barge workover activity and higher average dayrates. However, drilling revenues and activity were essentially flat. Internationally, offshore revenues increased due to the addition of the active Pool rigs. Offshore equivalent rig years increased to 33.8 years during 2000 from 16.9 years during 1999.

   MANUFACTURING AND LOGISTICS This segment includes our supply vessel, top drive manufacturing, rig instrumentation and software, and construction and transportation operations. Manufacturing and logistics Operating revenues and Earnings from unconsolidated affiliates were $167.1 million during 2000, representing an increase of 239% compared with the prior year. Income derived from operating activities increased to $41.1 million compared to $2.8 million in the prior year. Increases in this segment resulted from increased top drive sales and a strong construction season on the North Slope of Alaska by our joint venture construction entity. The inclusion of our US Lower 48 trucking operations which became 100% owned by Nabors in November 1999, and our supply vessel operation acquired as part of the Pool transaction, also contributed to the increases. Equivalent supply vessel years were 21.1 years during 2000.

    Nabors' gross margin percentage is affected by changes in the mix of revenues derived from our various areas of operations. For example, contracts in our US Lower 48 operation typically earn a lower gross margin percentage than Alaska, international and offshore contracts. Gross margin percentage is calculated by dividing gross margin by operating revenues. Gross margin is calculated by subtracting direct costs from operating revenues. The gross margin percentage decreased slightly during 2000 primarily due to a higher percentage of revenues being generated from our US Lower 48 operations than in the comparable prior year period. As a result of the addition of Pool's US land well-servicing operations and the increase in activity in the US Lower 48 drilling operations, combined revenues from our US Lower 48 drilling and well-servicing operations, as a percentage of our total revenues, equaled 55.9% during 2000 compared to 44.7% in 1999 for our US Lower 48 drilling operations and 37 days of our well-servicing operations. This decrease in gross margin percentage has been somewhat offset by increasing gross margin percentages in most of our business units due to higher average dayrates.

    General and administrative expenses and depreciation and amortization expense as a percentage of operating revenues decreased during 2000 due to the increase in our revenues, as these expenses were spread over a larger revenue base.

    Interest expense increased during 2000 primarily due to higher average debt outstanding, including the issuance of the $825 million zero coupon convertible senior debentures in June 2000 and the addition of the Pool 8.625% senior subordinated notes when Pool was acquired in November 1999. These increases were partially offset by several debt reduction transactions that were completed during 2000 and 1999. See further discussion under "Liquidity and Capital Resources". Interest income increased during 2000 primarily due to higher average cash and marketable securities balances resulting from our receipt of proceeds from the issuance of the $825 million zero coupon debentures.

    Other income increased during 2000 due to higher gains on sales of our marketable securities. We recorded realized gains on sales of marketable securities totaling $16.1 million and unrealized holding gains on marketable securities classified as trading totaling $2.7 million during 2000.

    Our effective income tax rate equaled 40.2% during 2000 compared to 39.3% in the prior year. This increase is primarily due to the amortization of non-deductible goodwill that was recorded as part of the acquisitions of Pool and Bayard Drilling Technologies, Inc. during 1999.

                 Fiscal Year 1999 Compared to Fiscal Year 1998

    Operating revenues and Earnings from unconsolidated affiliates for 1999 totaled $642.3 million, representing a decrease of $325.9 million, or 34%, as compared to 1998. Income derived from operating activities and net income for 1999 totaled $58.4 million and $27.7 million ($.23 per diluted share), respectively, representing decreases of 68% and 78% compared to 1998.

    The significant reduction in our 1999 operating results was a direct result of reduced capital spending by our customers for land drilling and offshore drilling and workover services following the decline in crude oil and gas prices that began during the fourth quarter of 1997 and reversed beginning in March of 1999. This customer reaction resulted in a reduction in our rig utilization and dayrates during 1999 in most of our operating units as compared to the prior year. These lower activity and pricing levels in our various business units leveled off during the middle to latter part of 1999 and generally began to increase in response to higher average oil prices, which rose from a low of $11.37 per barrel in February 1999 to an average of $24.52 per barrel during the fourth quarter of 1999. Natural gas prices have been much more stable than oil prices during the past two years, but also increased during 1999.

    The increase in North American activity is illustrated by the increase in the total US active land rig count during 1999. The rig count declined throughout 1998, reaching a more than 50-year low of 380 working rigs during April 1999. Since then, it had improved to 633 working rigs at December 31, 1999. This improvement was driven almost exclusively by rigs drilling for natural gas. Nabors benefited directly from this increase in rig activity. It ended six consecutive quarters of declining income derived from operating activities and net income with Nabors recording increased operating results beginning with the third quarter and continuing with the fourth quarter of 1999.

    We completed our acquisition of Pool on November 24, 1999. The acquisition was accounted for using the purchase method of accounting, and our fourth quarter results included 37 days of Pool's operating results. Pool's operations, although profitable, were insignificant to Nabors' fourth quarter results. Although not yet complete, the integration of Pool into Nabors is occurring rapidly and smoothly. Nabors is on schedule to realize the anticipated cost savings created from integrating the areas of overlap. The largest savings are being derived from consolidation of the various corporate functions and of the duplicate business unit headquarters of the Alaska, International and Offshore units (including the regional operations in Saudi Arabia). In addition to these cost efficiencies, there was improvement in all of Pool's operations, including noticeable increases in utilization and pricing in both the land workover and well-servicing, and marine transport businesses.

    CONTRACT DRILLING Contract drilling Operating revenues and Earnings from unconsolidated affiliates totaled $605.3 million during 1999, representing a 31% decrease compared with 1998. Equivalent rig years decreased to 149.5 years during 1999 compared to 204.1 years during 1998. Most of our contract drilling operations experienced significant declines in drilling activity and dayrates during 1999 as compared to 1998. These declines resulted from reduced demand for drilling and workover services caused by reduced customer spending resulting from lower crude natural gas and oil prices throughout 1998 and the first quarter of 1999.

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

    US Lower 48 revenues decreased during 1999 as a result of reduced demand for drilling services. The decline in active rigs was more prevalent for our shallower mechanical rig fleet; however, all rig categories were adversely impacted. Dayrates for all classes of rigs also decreased compared to 1998. The impact of reduced activity levels and lower dayrates on US Lower 48 margins was somewhat mitigated because an increased percentage of our working rigs were deep-drilling SCR rigs. These rigs typically command higher dayrates than shallower, mechanical rigs. US Lower 48 operations during 1999 reflect the addition of 87 rigs (73 of which are actively marketed) in connection with the acquisition of Bayard during April 1999.

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

    Offshore revenues decreased during 1999 as compared to 1998 as a result of lower drilling and workover activity in the Gulf of Mexico. Our platform drilling and workover rigs and jackup workover rigs had fewer operating days and lower dayrates during 1999 as a result of the decrease in demand. Internationally, platform workover revenues increased during 1999 as a result of the deployment of three Super Sundowner(R) rigs, which began operations internationally during the fourth quarter of 1998 and operated during all of 1999.

    MANUFACTURING AND LOGISTICS Manufacturing and logistics revenues totaled $49.2 million during 1999, representing a decrease of 56% compared with 1998. This decrease was primarily attributable to a change in the method of accounting for our investments in several 50% owned joint ventures, including Peak Oilfield Service Company, an Alaskan construction and logistics joint venture. Beginning January 1, 1999, these joint ventures have been accounted for using the equity method of accounting, with our equity in the net income of the joint ventures recorded as a component of revenues and other income in the consolidated statements of income. During 1998, these investments were accounted for using the proportionate consolidation method whereby our pro rata share of the joint venture's revenues and expenses were recorded as corresponding revenues and expenses of Nabors. Additionally, revenues for Peak Oilfield Service Company were lower during 1999 as a result of reduced activity. Canrig revenues were relatively unchanged during 1999. Revenues for Epoch, our drilling operation software and instrumentation provider, were lower during 1999 as a result of decreased industry activity.

    General and administrative expenses as a percentage of revenues increased during 1999 due to the decline in our revenues, as these expenses were spread over a smaller revenue base. We effected significant reductions in overhead costs in response to the poor market environment and, as a result, general and administrative expenses decreased in terms of absolute dollars during 1999. Depreciation expense and goodwill amortization as a percentage of revenues increased during 1999 as a result of the decrease in revenues during 1999, as well as significant capital expenditures and a number of acquisitions completed during 1998 and 1999.

    Interest expense increased during 1999, primarily as a result of the March 1999 issuance of $325.0 million 6.8% senior unsecured notes due April 15, 2004. Additionally, interest expense during 1999 includes interest on Bayard's $100.0 million 11% senior notes due 2005 from April 1999 through August 1999, when the 11% notes were purchased by us in connection with a tender offer. These increases were partially offset by several debt reduction transactions that were completed during July and August 1999. Interest income increased during 1999 as a result of interest income earned on the remaining proceeds from the 6.8% notes.

    Other income decreased significantly during 1999 as compared to 1998. During 1999, other income consisted primarily of realized and unrealized holding gains recognized on investments in marketable equity securities, and from gains on physical damage insurance claims. During 1998, gains were recognized on the January 1998 sale of J.W. Gibson, a land workover and well-servicing operation, and on physical damage insurance claims.

    The effective tax rate during 1999 was 39.3% compared to an effective tax rate of 37.5% during 1998.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

    We generate significant cash from operations over the course of a twelve-month period. We also have substantial borrowing capacity under various credit facility arrangements and have access to public debt and equity capital markets. Our senior unsecured debt ratings as provided by Moody's Investor Service and Standard & Poor's are "A3" and "A-", respectively. Nabors was admitted as a member of the Standard & Poor's 500 Index on October 17, 2000.

    During December 2000, we purchased $25.0 million of our 6.8% senior unsecured notes due April 15, 2004 in the open market at 99.85%. We recognized an insignificant extraordinary gain resulting from the repurchase of the notes for less than the amount recorded on our books. As of December 31, 2000, $300.0 million of the notes remained outstanding.

    During June 2000, we completed a private placement of zero coupon convertible senior debentures due 2020. The aggregate principal amount of the debentures at maturity will be $825 million. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $495.0 million. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest. At the holder's option, the debentures can be converted at any time prior to maturity or their earlier redemption, into Nabors common stock at a conversion rate of 10.738 shares per $1,000 principal amount at maturity. The conversion rate may be adjusted from time to time, upon the occurrence of specified events. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures. The debentures can be put to us on June 20, 2003, June 20, 2008 and June 20, 2013 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash. We cannot redeem the debentures before June 20, 2003. On and after June 20, 2003, we may redeem all or a portion of the debentures for cash at any time at their accreted value. The proceeds from the issuance of the debentures will be used for general corporate purposes, including but not limited to, working capital, investment in subsidiaries and possible future business acquisitions. As of December 31, 2000, the proceeds are included in cash and marketable securities on our balance sheet. On September 8, 2000, Nabors' registration statement with respect to resales of these debentures became effective.

    During 2000, various employees and directors exercised options to acquire
9.7 million shares of Nabors common stock at prices ranging from $1.07 to $31.04 per share. This amount includes 7.5 million shares of common stock exercised by three of our senior officers in March 2000. Our proceeds from all option exercises totaled $111.5 million. Additionally, during the period, various holders exercised Bayard warrants to purchase approximately 70,000 shares of Nabors common stock at prices ranging from $22.81 to $28.74 per share. We received proceeds totaling $1.6 million from these warrant exercises.

    As a result of the Pool acquisition, Nabors Holding Company, the successor by merger to Pool, completed a mandatory change of control cash tender offer to purchase the Pool 8.625% senior subordinated notes due 2008 at a redemption price of 101%. During 2000, a total of $107.8 million of the notes were purchased pursuant to the offer and in the open market at prices ranging from 100.5% to 102.0%. As of December 31, 2000, $42.2 million of the notes remained outstanding. We recognized a $1.9 million ($.01 per share) extraordinary gain, net of income taxes, during 2000 resulting from the repurchase of the notes for less than the amount recorded on our books.

    We had working capital of $739.1 million as of December 31, 2000, representing a $543.3 million increase compared to December 31, 1999. The increase in working capital is primarily attributable to our receipt of proceeds from the issuance of the zero coupon debentures due 2020 as well as an increase in accounts receivable resulting from the increase in rig activity.

    Our ratio of funded debt to funded debt plus stockholders' equity, commonly referred to as the funded debt to capital ratio, was 0.32:1 as of December 31, 2000, as compared to 0.25:1 as of December 31, 1999. This increase is primarily due to the issuance of the zero coupon debentures due 2020 partially offset by repurchases of other debt noted above.

    Net cash provided by operating activities totaled $220.9 million during 2000, compared to $134.0 million during the prior year. During 2000, net income was increased for non-cash items such as depreciation, amortization and deferred taxes and decreased for earnings from unconsolidated affiliates and gains on sales of marketable securities. Cash was used by an overall increase in our working capital accounts, primarily accounts receivable. During the prior year, net income was increased for non-cash items such as depreciation, amortization and deferred taxes and cash was provided by an overall decrease in our working capital accounts.

    Net cash used for investing activities totaled $577.5 million during 2000, compared to $90.3 million during the prior year. We used cash primarily for purchases of marketable securities and for capital expenditures during both 2000 and 1999. The sale of marketable securities and the disposition of long-term assets during both 2000 and 1999 provided cash from investing activities.

    Financing activities provided cash totaling $473.3 million during 2000, compared to $20.1 million during the prior year. During 2000, cash was primarily provided by the proceeds from our issuance of the $825 million zero coupon convertible senior debentures during June 2000 and our receipt of proceeds from the exercise of options and warrants to acquire 9.7 million shares of our common stock. This was partially offset by cash used for the repurchase of approximately $107.8 million of the Pool 8.625% notes and $25.0 million of our 6.8% notes. During the prior year, cash was provided by the issuance of our 6.8% notes and cash was used to reduce long-term and short-term borrowings.

    Our cash and cash equivalents and investments in short-term marketable securities totaled $551.0 million as of December 31, 2000. We currently have credit facility arrangements with various banks with total availability of $241.3 million. As of December 31, 2000, remaining availability, after borrowings on the facilities and outstanding letters of credit, totaled approximately $217.9 million. The loans are guaranteed by certain subsidiaries of Nabors and contain affirmative and negative covenants regarding, among other things, limitation on liens and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth.

    During February and March 2001, we completed a private placement of zero coupon convertible senior debentures due 2021. The aggregate principal amount of the debentures at maturity will be $1.381 billion. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $828.0 million. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest. At the holder's option, the debentures can be converted at any time prior to maturity or their earlier redemption, into Nabors common stock at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate may be adjusted from time to time, upon the occurrence of specified events. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures. The debentures can be put to us on February 5, 2006, February 5, 2011 and February 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash. We cannot redeem the debentures before February 5, 2006. On and after February 5, 2006, we may redeem all or a portion of the debentures for cash at any time at their accreted value. The proceeds from the issuance of the debentures will be used for general corporate purposes, including but not limited to, working capital, investment in subsidiaries and possible future business acquisitions. The proceeds have been invested in cash and marketable securities. The issuance of the debentures caused a default of the debt to capitalization ratio covenant under our $200 million unsecured revolving credit facility and a related $30 million letter of credit facility. The debt to capitalization ratio covenant has been amended so that we are now in compliance and the default has been waived by the banks in the syndicate and under the letter of credit facility.

    As of December 31, 2000, we had outstanding capital expenditure purchase commitments of approximately $47.0 million, primarily for drill pipe, refurbishment of rigs to be reactivated and rig related sustaining capital expenditures.

    Projected capital expenditures for 2001 for sustaining and known new construction and enhancement projects are expected to total approximately $350-$400 million. We have historically completed a number of acquisitions and will continue to evaluate opportunities to acquire assets or businesses to enhance our operations. Several of the previous acquisitions were paid for by issuing our common stock. Future acquisitions may be paid for using existing cash, borrowings under lines of credit or issuance of debt or Nabors stock. Such capital expenditures and acquisitions are at our discretion and will depend on our view of market conditions and other factors.

    Historical capital expenditures and acquisitions of businesses are classified as follows:


(In thousands)                             Year Ended December 31,
-------------------------------------------------------------------------------
                                         2000           1999           1998
New construction                     $   64,512     $    5,297     $   51,205
Enhancement                              79,251         16,481        105,138
Acquisitions                             28,388        591,141         52,883
Sustaining                              128,486         54,598        104,238
                                     ----------     ----------     ----------
                                     $  300,637     $  667,517     $  313,464
                                     ----------     ----------     ----------

    Our current cash equivalents, short-term investments, credit facility position and projected cash flow generated from current operations are expected to adequately finance our sustaining capital expenditures and debt service requirements for the next twelve months.

Other matters
--------------------------------------------------------------------------------

                           Forward-Looking Statements

    The statements in this document that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this document, words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "project", "will", "should", "could", "may", "predict" and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

o fluctuations in worldwide prices of natural gas and oil and demand for natural gas and oil;

o fluctuations in levels of oil and gas exploration and development activities;

o   fluctuations in the demand for contract drilling and workover services;

o the existence of competitors, technological changes and developments in the industry;

o the existence of operating risks inherent in the contract drilling and workover industries;

o   the existence of regulatory uncertainties;

o the possibility of political instability in any of the countries in which we do business; and

o   general economic conditions.

    Our businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration and production activities, could also materially affect our financial condition, results of operations and cash flows.


                      Financial Instruments and Market Risk

    We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in foreign currency exchange rates, credit risk, interest rates and marketable security prices as discussed below.

    FOREIGN CURRENCY RISK We operate in a number of international areas and are involved in transactions denominated in currencies other than US dollars, which exposes us to foreign exchange rate risk. The most significant exposures arise in connection with our operations in Canada and Saudi Arabia, which usually are substantially unhedged. At various times, we utilize forward exchange contracts, local currency borrowings and the payment structure of customer contracts to selectively hedge exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. The carrying amounts of the forward exchange contracts equal their fair value and are adjusted at each balance sheet date for changes in exchange rates. Realized and unrealized gains and losses on the forward exchange contracts are deferred and recognized as foreign currency gains or losses over the term of the related contract. The remaining forward exchange contract matured on June 30, 1999. A hypothetical 10% decrease in the value of all foreign currencies relative to the US dollar as of December 31, 2000 would result in a $2.7 million decrease in the fair value of our net monetary assets denominated in currencies other than US dollars. We do not hold or issue forward exchange contracts or other derivative instruments for speculative purposes.

   CREDIT RISK Financial instruments that potentially subject us to concentrations of credit risk consist primarily of deposits and temporary cash investments that we have with a variety of financial institutions. We believe that the credit risk in such instruments is minimal. In addition, our trade receivables are with a variety of domestic, international and national oil and gas companies. Management considers this credit risk to be limited due to these companies' financial resources.

                INTEREST RATE AND MARKETABLE SECURITY PRICE RISK

Our financial instruments that are potentially sensitive to changes in interest rates include our variable rate short-term borrowings, our $825 million zero coupon convertible senior notes, 6.8% senior unsecured notes, 8.625% senior subordinated notes and our investments in debt securities including corporate, asset-backed, US Government and mortgage-backed debt securities. As of December 31, 2000, we did not have any variable rate short-term borrowings outstanding.

    Our $825 million zero coupon convertible senior notes, which are due June 20, 2020, have a stated interest rate of zero and an effective interest rate of 2.5%. The fair market value of these notes, based on quoted market prices, was approximately $622.5 million, compared to a carrying amount of approximately $508.6 million, at December 31, 2000.

    Our senior unsecured notes, due April 15, 2004, have a stated interest rate of 6.8%. The fair market value of these notes, based on quoted market prices, was approximately $302.0 million, compared to a carrying amount of approximately $300.0 million, at December 31, 2000.

    Our senior subordinated notes, due 2008, have a stated interest rate of 8.625%. The fair market value of these notes, based on quoted market prices, was approximately $44.1 million, compared to a carrying amount of approximately $42.2 million, at December 31, 2000.

    At December 31, 2000, the fair market value of our investment in corporate debt securities was approximately $154.9 million. These securities bear interest at rates ranging from 5.5% to 9.625% with a weighted average life of 2.0 years and are readily marketable.

    At December 31, 2000, the fair market value of our investment in asset-backed debt securities was approximately $73.6 million. These securities bear interest at rates ranging from 5.78% to 7.75% with a weighted average life of 1.2 years and are readily marketable.

    At December 31, 2000, the fair market value of our investment in US Government debt securities was approximately $17.7 million. These securities bear interest at rates ranging from 4.875% to 6.875% with a weighted average life of 1.3 years and are readily marketable.

    At December 31, 2000, the fair market value of our investment in mortgage-backed debt securities was approximately $11.6 million. These securities bear interest at a rate of 7.5% with a weighted average life of 1.8 years and are readily marketable.

    We maintain an investment portfolio of marketable securities that potentially exposes us to price risk. The marketable securities are carried at fair market value and include $5.5 million in securities classified as trading and $348.1 million in securities classified as available-for-sale as of December 31, 2000. A hypothetical 10% decrease in the market prices for all securities would decrease the fair market value of our trading securities and available-for-sale securities by $.6 million and $34.8 million, respectively.


                        Recent Accounting Pronouncements

    During June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that companies recognize all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", deferred the implementation of SFAS 133 until the fiscal year ending December 31, 2001. We implemented SFAS 133 effective January 1, 2001. Due to our limited use of derivative instruments, the impact of adopting SFAS No. 133 will not be material to our financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". SAB No. 101, as amended, was implemented in the fourth quarter of 2000 and did not have a material effect on our consolidated financial position, results of operations or cash flows.

                               Nabors Industries
                       Report of Independent Accountants



To the Board of Directors and Stockholders
of Nabors Industries, Inc.
--------------------------------------------------------------------------------

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of Nabors Industries, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
January 25, 2001,
except for Note 15, as to which the date is March 13, 2001

                                Nabors Industries

                           CONSOLIDATED BALANCE SHEETS


(In thousands, except per share amounts)                                             December 31,
-----------------------------------------------------------------------------------------------------------
                                                                                2000               1999
Assets
Current assets:
     Cash and cash equivalents                                             $     197,312      $      80,580
     Marketable securities                                                       353,641             31,086
     Accounts receivable, net                                                    350,302            205,643
     Inventory and supplies                                                       18,029             25,758
     Deferred income taxes                                                        27,816             39,074
     Prepaid expenses and other current assets                                    71,218             79,152
                                                                           -------------      -------------
        TOTAL CURRENT ASSETS                                                   1,018,318            461,293

Property, plant and equipment, net                                             1,821,392          1,669,466
Goodwill, net                                                                    192,181            169,054
Other long-term assets                                                           104,977             98,190
                                                                           -------------      -------------
        TOTAL ASSETS                                                       $   3,136,868      $   2,398,003
                                                                           -------------      -------------

Liabilities and Stockholders' Equity
Current liabilities:
     Current portion of long-term obligations                              $       3,554      $       3,599
     Trade accounts payable                                                      139,162             80,343
     Accrued liabilities                                                         113,010            160,546
     Income taxes payable                                                         23,453             20,988
                                                                           -------------      -------------
        TOTAL CURRENT LIABILITIES                                                279,179            265,476

Long-term obligations                                                            854,777            482,600
Other long-term liabilities                                                       99,147             86,849
Deferred income taxes                                                             97,297             93,004
                                                                           -------------      -------------
        TOTAL LIABILITIES                                                      1,330,400            927,929
                                                                           -------------      -------------

Commitments and contingencies (Note 11)

Stockholders' equity:
     Capital stock, par value $.10 per share:
       Authorized common shares 400,000 and 200,000;
        issued 147,155 and 137,421                                                14,715             13,742
     Capital in excess of par value                                            1,145,847            958,704
     Accumulated other comprehensive income (loss)                                 7,094             (3,828)
     Retained earnings                                                           643,629            506,273
     Less treasury stock, at cost, 589 common shares                              (4,817)            (4,817)
                                                                           -------------      -------------
        TOTAL STOCKHOLDERS' EQUITY                                             1,806,468          1,470,074
                                                                           -------------      -------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $   3,136,868      $   2,398,003
                                                                           -------------      -------------




The accompanying notes are an integral part of these consolidated financial statements.

                               Nabors Industries

                        CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)                                           Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                       2000                1999                  1998
Revenues and other income:
  Operating revenues                                             $     1,327,124     $       638,507      $       968,462
  Earnings (losses) from unconsolidated affiliates                        37,490               3,757                 (305)
  Interest income                                                         20,581               8,756                1,480
  Other income, net                                                       24,121               8,860               31,626
                                                                 ---------------     ---------------      ---------------
   Total revenues and other income                                     1,409,316             659,880            1,001,263
                                                                 ---------------     ---------------      ---------------
Cost and other deductions:
  Direct costs                                                           888,322             418,675              623,844
  General and administrative expenses                                    106,504              65,288               77,026
  Depreciation and amortization                                          152,413              99,893               84,949
  Interest expense                                                        35,370              30,395               15,463
                                                                 ---------------     ---------------      ---------------
   Total costs and other deductions                                    1,182,609             614,251              801,282
                                                                 ---------------     ---------------      ---------------
Income before income taxes and extraordinary gain                        226,707              45,629              199,981
                                                                 ---------------     ---------------      ---------------
Income taxes (benefits):
  Current                                                                 19,594              (2,478)              40,256
  Deferred                                                                71,639              20,403               34,737
                                                                 ---------------     ---------------      ---------------
   Total income taxes                                                     91,233              17,925               74,993
                                                                 ---------------     ---------------      ---------------
Income before extraordinary gain                                         135,474              27,704              124,988
Extraordinary gain, net                                                    1,882                  --                   --
                                                                 ---------------     ---------------      ---------------
Net income                                                       $       137,356     $        27,704      $       124,988
                                                                 ---------------     ---------------      ---------------
Earnings per share:
  Basic:
   Before extraordinary gain                                     $           .94     $           .25      $          1.24
   Extraordinary gain, net                                                   .01                  --                   --
                                                                 ---------------     ---------------      ---------------
   Net income                                                    $           .95     $           .25      $          1.24
                                                                 ---------------     ---------------      ---------------
  Diluted:
   Before extraordinary gain                                     $           .89     $           .23      $          1.16
   Extraordinary gain, net                                                   .01                  --                   --
                                                                 ---------------     ---------------      ---------------
   Net income                                                    $           .90     $           .23      $          1.16
                                                                 ---------------     ---------------      ---------------
Weighted average number of shares outstanding:
  Basic                                                                  144,344             111,395              100,807
                                                                 ---------------     ---------------      ---------------
  Diluted                                                                152,417             120,449              112,555
                                                                 ---------------     ---------------      ---------------



The accompanying notes are an integral part of these consolidated financial statements.

                                Nabors Industries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                                                 Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------
                                                                                           2000          1999          1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                              $  137,356    $   27,704    $  124,988
Adjustments to net income:
     Depreciation and amortization                                                         152,413        99,893        84,949
     Deferred income taxes                                                                  71,639        20,403        34,737
     Discount amortization on zero coupon debentures                                         6,625            --            --
     Gains on disposition of long-term assets and businesses                                (1,713)       (2,915)      (34,126)
     (Gains) losses on marketable securities and warrants                                  (18,800)       (3,656)        4,324
     Foreign currency transaction (gains) losses                                            (1,441)           37          (216)
     Equity in (earnings) losses from unconsolidated affiliates, net of dividends          (21,540)          343           305
     Gains on early extinguishment of debt, net                                             (1,882)           --            --
     Other                                                                                   3,617           241          (211)
Increase (decrease), net of effects from acquisitions
     and dispositions, from changes in:
     Accounts receivable                                                                  (144,659)       33,005        62,165
     Inventory and supplies                                                                  7,729         9,996        (4,721)
     Prepaid expenses and other current assets                                              17,688        (3,399)         (541)
     Other long-term assets                                                                (20,325)       (8,031)       (6,803)
     Trade accounts payable and accrued liabilities                                         11,283       (15,346)      (21,233)
     Income taxes payable                                                                   10,661       (10,497)        2,395
     Other long-term liabilities                                                            12,298       (13,730)       35,731
                                                                                        ----------    ----------    ----------
Net cash provided by operating activities                                                  220,949       134,048       281,743
                                                                                        ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of marketable securities, available-for-sale                               (325,286)      (25,375)      (18,531)
     Sales of marketable securities, available-for-sale                                     42,450         6,602            --
     Sales of marketable securities, trading                                                   401            --            --
     Cash received from disposition of long-term assets and businesses                       5,545         5,650        48,828
     Cash received from (paid for) acquisitions of businesses, net                              --         6,332       (28,208)
     Capital expenditures                                                                 (300,637)      (82,126)     (276,471)
     Investments in unconsolidated affiliates                                                   --        (1,425)       (1,952)
                                                                                        ----------    ----------    ----------
Net cash used for investing activities                                                    (577,527)      (90,342)     (276,334)
                                                                                        ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Decrease (increase) in restricted cash                                                  1,634        (1,060)         (946)
     Proceeds from long-term borrowings                                                    501,941       324,707            --
     Reduction of long-term obligations                                                   (136,434)     (232,864)      (10,805)
     Debt issuance costs                                                                    (6,810)       (2,779)           --
     (Decrease) increase in short-term borrowings, net                                          --       (73,565)       18,205
     Common stock and treasury stock transactions                                          112,979         5,687          (738)
                                                                                        ----------    ----------    ----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                  473,310        20,126         5,716
                                                                                        ----------    ----------    ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                  116,732        63,832        11,125
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                              80,580        16,748         5,623
                                                                                        ----------    ----------    ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                $  197,312    $   80,580    $   16,748
                                                                                        ----------    ----------    ----------



The accompanying notes are an integral part of these consolidated financial statements.

                               Nabors Industries

                           CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDERS' EQUITY

                                                                                 Accumulated
                                               Capital Stock          Capital        Other                                Total
                                           ----------------------    in Excess   Comprehensive  Retained   Treasury   Stockholders'
(In thousands)                               Shares     Par Value   of Par Value Income (Loss)  Earnings     Stock       Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997                  101,325    $  10,133    $ 400,120    $   6,670    $ 353,581   $  (3,164)  $  767,340
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
Comprehensive income:
  Net income                                                                                     124,988                  124,988
  Translation adjustment                                                             (3,724)                               (3,724)
  Unrealized losses on marketable
   securities, net of tax                                                           (13,929)                              (13,929)
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
     Total comprehensive income                   --           --           --      (17,653)     124,988          --      107,335
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
Issuance of common shares for stock
  options exercised                              126           12          903                                                915
Return and retirement of common
  shares held in escrow in connection
  with the Adcor acquisition                     (69)          (7)      (1,315)                                            (1,322)
Issuance of warrants in  connection
  with the New Prospect acquisition                                      1,452                                              1,452
Conversion of 5% notes                                                       2                                                  2
Repurchase of common shares                                                                                   (1,653)      (1,653)
Reduction of tax benefit on stock
  option deductions                                                     (6,600)                                            (6,600)
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
     Subtotal                                     57            5       (5,558)          --           --      (1,653)      (7,206)
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
BALANCES, DECEMBER 31, 1998                  101,382    $  10,138    $ 394,562    $ (10,983)   $ 478,569   $  (4,817)  $  867,469
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
Comprehensive income:
  Net income                                                                                      27,704                   27,704
  Translation adjustment                                                              1,541                                 1,541
  Unrealized gains on marketable
   securities, net of tax:
   Unrealized holding gains
    arising during the period                                                         7,999                                 7,999
   Less: reclassification adjustment for
    gains included in net income                                                     (2,385)                               (2,385)
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
    Total comprehensive income                    --           --           --        7,155       27,704          --       34,859
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
Issuance of common shares for stock
  options exercised                              633           63        6,282                                              6,345
Issuance of common shares in connection
  with the Bayard acquisition                  6,167          617       74,230                                             74,847
Issuance of common shares in
  connection with the Pool acquisition        19,743        1,974      282,879                                            284,853
Return and retirement of common
  shares held in escrow in connection
  with the Adcor acquisition                     (12)          (1)           1                                                 --
Conversion of 5% notes, net of
  issuance costs                               9,508          951      169,436                                            170,387
Tax benefit on stock option deductions                                  31,314                                             31,314
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
   Subtotal                                   36,039        3,604      564,142           --           --          --      567,746
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------
BALANCES, DECEMBER 31, 1999                  137,421    $  13,742    $ 958,704    $  (3,828)   $ 506,273   $  (4,817)  $1,470,074
                                           ---------    ---------    ---------    ---------    ---------   ---------   ----------

                                                                                Accumulated
                                              Capital Stock           Capital      Other                                 Total
                                          ----------------------    in Excess  Comprehensive   Retained   Treasury   Stockholders'
(In thousands)                             Shares      Par Value  of Par Value  Income (Loss)  Earnings    Stock        Equity
---------------------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1999                 137,421    $  13,742    $  958,704   $  (3,828)   $ 506,273   $  (4,817)   $1,470,074
                                          ---------    ---------    ----------   ---------    ---------   ---------    ----------
Comprehensive income:
 Net income                                                                                     137,356                   137,356
 Translation adjustment                                                             (2,490)                                (2,490)
 Unrealized gains on marketable
  securities, net of tax:
  Unrealized holding gains
    arising during the period                                                       23,448                                 23,448
  Less: reclassification adjustment for
    gains included in net income                                                   (10,036)                               (10,036)
                                          ---------    ---------    ----------   ---------    ---------   ---------    ----------
    Total comprehensive income                   --           --            --      10,922      137,356          --       148,278
                                          ---------    ---------    ----------   ---------    ---------   ---------    ----------
Issuance of common shares for
  stock options exercised                     9,664          966       110,532                                            111,498
Issuance of common shares in connection
  with the Bayard warrants exercised             70            7         1,636                                              1,643
Tax benefit on stock option deductions                                  75,137                                             75,137
Other                                                                     (162)                                              (162)
                                          ---------    ---------    ----------   ---------    ---------   ---------    ----------
   Subtotal                                   9,734          973       187,143          --           --          --       188,116
                                          ---------    ---------    ----------   ---------    ---------   ---------    ----------
BALANCES, DECEMBER 31, 2000                 147,155    $  14,715    $1,145,847   $   7,094    $ 643,629   $  (4,817)   $1,806,468
                                          ---------    ---------    ----------   ---------    ---------   ---------    ----------


The accompanying notes are an integral part of these consolidated financial statements.

                                Nabors Industries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS






Summary of significant accounting policies
--------------------------------------------------------------------------------

                              Nature of Operations                         1

    Nabors is the largest land drilling contractor in the world, with over 500 land drilling rigs as of December 31, 2000. Nabors conducts oil, gas and geothermal land drilling operations in the US Lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America and the Middle East. Nabors also is one of the largest land well-servicing and workover contractors in the United States. We own and operate approximately 740 land workover and well-servicing rigs, primarily in the southwestern and western United States and in certain international markets. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 43 platform, 13 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. We own and operate 39 of these land rigs through international joint ventures as of December 31, 2000. To further supplement our primary business, we offer a number of ancillary wellsite services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Our land transportation and hauling fleet includes 240 rig and oilfield equipment hauling tractor-trailers, over 300 fluid hauling trucks, approximately 950 fluid storage tanks, 12 saltwater disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. We market a fleet of 30 marine transportation and supply vessels in the Gulf of Mexico that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations. In addition, we manufacture and lease or sell top drives for a broad range of drilling rig applications and we manufacture and lease or sell rig instrumentation and data collection equipment and rig reporting software.

    Our businesses depend to a large degree on the level of capital spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration, development and production activities, also could materially affect our financial condition, results of operations and cash flows.


                           Principles of Consolidation

    Our consolidated financial statements include the accounts of Nabors and all subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

    Investments in entities where we have the ability to exert significant influence, but where we do not control their operating and financial policies, are accounted for using the equity method. Our share of the net income of these entities is recorded as earnings from unconsolidated affiliates in the consolidated statements of income, and our investment in these entities is carried as a single amount in the consolidated balance sheets.

    Investments in net assets of affiliated entities accounted for using the equity method totaled $47.3 million and $54.1 million as of December 31, 2000 and 1999, respectively, and are included in other long-term assets in the consolidated balance sheet.


                            Cash and Cash Equivalents

    Cash and cash equivalents include demand deposits and various other short-term investments with original maturities of three months or less.

                              Marketable Securities

    Marketable securities consist of equity securities, certificates of deposit, corporate debt securities, US Government debt securities, mortgage-backed debt securities and asset-backed debt securities. Securities classified as available-for-sale or trading are stated at fair value. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and, until realized, are reported net of taxes in a separate component of stockholders' equity. Unrealized and realized gains and losses on securities classified as trading are reported in earnings currently.

    In computing realized gains and losses on the sale of equity securities, the specific identification method is used. In accordance with this method, the cost of the equity securities sold is determined using the specific cost of the security when originally purchased.

                             Inventory and Supplies

    Inventory and supplies are composed of replacement parts and supplies held for use in our operations and top drives and drilling instrumentation systems that are manufactured by our subsidiaries for resale. Inventory and supplies are valued at the lower of weighted average cost or market value.

                          Property, Plant and Equipment

    Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. We provide for the depreciation of our drilling and workover rigs using the units-of-production method over a 4,200-day period after provision for salvage value. When our rigs are not operating, a depreciation charge is provided using the straight-line method over an assumed depreciable life of 20 years. Depreciation on buildings, well-servicing rigs, oilfield hauling and mobile equipment, marine transportation and supply vessels, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings - 10 to 30 years; well-servicing rigs - 15 to 35 years; marine transportation and supply vessels - 15 to 25 years; oilfield hauling and mobile equipment and other machinery and equipment - 3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our results of operations.

                                    Goodwill

    Goodwill represents the cost in excess of fair value of the net assets of companies acquired (Note 2). Goodwill is amortized using the straight-line method over 30 years and is recorded net of accumulated amortization of $8.9 million and $3.0 million as of December 31, 2000 and 1999, respectively. Amortization of goodwill for the years ended December 31, 2000, 1999 and 1998 amounted to $5.9 million, $1.9 million and $1.3 million, respectively. The carrying amount of unamortized goodwill is reviewed for potential impairment loss when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

                                  Income Taxes

    United States deferred income taxes have not been provided on unremitted earnings of foreign subsidiaries as such earnings are considered permanently reinvested. Unremitted earnings totaled approximately $125.0 million as of December 31, 2000.

    Nabors realizes an income tax benefit associated with certain stock options issued under our stock option plans. This benefit results in a reduction in income taxes payable and an increase in capital in excess of par value.

                               Revenue Recognition

    Revenues and costs on daywork contracts are recognized daily and revenues and costs applicable to footage and turnkey contracts are recognized when the well is completed (completed contract method). Revenues and related costs for the manufacturing operations are recognized when products are shipped or services are rendered to the customer.

                          Foreign Currency Translation

    For certain foreign subsidiaries such as those in Canada and Saudi Arabia, the local currency is the functional currency and therefore translation gains or losses are accumulated in a separate section of stockholders' equity. For our other international subsidiaries, the US dollar is the functional currency and transaction and translation gains and losses are included in our results of operations.

                             Changes in Presentation

    We have changed the presentation of our consolidated statements of income to the single-step format during 2000. For comparative purposes, we have changed the presentation of the comparable prior year periods.

                               Earnings Per Share

    Basic earnings per share for all periods presented equals net income divided by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock held in treasury. Diluted earnings per share for 1998 reflects the assumed conversion of our $172.5 million 5% convertible subordinated notes due 2006, as conversion in that period would have been dilutive. As a result of the assumed conversion, net income is adjusted to add back interest expense relating to the notes totaling $5.4 million on an after tax basis. This adjusted net income is divided by the sum of: (1) the weighted average number of shares of common stock outstanding used for the basic computation; (2) the net effect of dilutive stock options and warrants; and (3)
9.5 million shares of common stock assumed to be issued upon conversion of the notes. Basic and diluted earnings per share for 1999 reflects the weighted average effect of 9.5 million shares of common stock issued in connection with the conversion of $172.3 million aggregate principal amount of the notes based upon the actual date of conversion during the third quarter of 1999 (Note 7). Diluted earnings per share for 2000, does not reflect the assumed conversion of our zero coupon convertible senior debentures due 2020, as this conversion would be anti-dilutive.

                            Stock-Based Compensation

    We account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Nabors common stock at the date of grant over the amount an employee must pay to acquire the common stock.


                       Cash Flow Supplemental Information

    The cash flow supplemental information for 2000, 1999 and 1998 is as follows:

(In thousands)                                                 Year Ended December 31,
---------------------------------------------------------------------------------------------
                                                             2000          1999          1998
Cash paid for income taxes                             $   10,619    $    9,506    $   36,331
Cash paid for interest, net of capitalized interest        30,775        25,047        14,707
Acquisition of businesses:
Fair value of assets acquired less negative goodwill           --       734,335        39,034
  Goodwill                                                     --       162,700         4,873
  Liabilities assumed or created                               --      (500,235)      (14,222)
  Common stock of acquired company previously owned            --       (26,463)           --
  Equity consideration issued                                  --      (359,700)       (1,452)
                                                       ----------    ----------    ----------
  Cash paid for acquisitions                                   --        10,637        28,233
  Cash acquired in acquisitions                                --       (16,969)          (25)
                                                       ----------    ----------    ----------
  Cash (received) paid for acquisitions, net                   --        (6,332)       28,208
                                                       ----------    ----------    ----------
Disposition of businesses:
  Equity consideration received                                --            --         1,000
                                                       ----------    ----------    ----------

                  Financial Instruments and Risk Concentration

    The fair value of our fixed rate long-term debt is estimated based on quoted market prices, where applicable, or based on the present value of expected cash flows relating to the debt discounted at rates currently available to us for long-term borrowings with similar terms and maturities. The fair value of Nabors long-term debt, including the current portion thereof, is as follows:

(In thousands)                                            December 31,
------------------------------------------------------------------------------------------
                                              2000                           1999
                                Carrying Value    Fair Value    Carrying Value  Fair Value
$825 million zero
  coupon convertible
  senior notes                   $    508,566   $    622,463   $         --   $         --
6.8% senior
  unsecured notes                     300,000        302,040        325,000        313,203
8.625% senior
  subordinated notes                   42,165         44,062        150,000        154,140
Other long-term
  obligations                           7,600          7,600         11,199         11,199
                                 ------------   ------------   ------------   ------------
                                 $    858,331   $    976,165   $    486,199   $    478,542
                                 ------------   ------------   ------------   ------------



    FOREIGN CURRENCY RISK We operate in a number of international areas and are involved in transactions denominated in currencies other than US dollars, which exposes us to foreign exchange rate risk. The most significant exposures arise in connection with our operations in Canada and Saudi Arabia, which usually are substantially unhedged. At various times, we utilize forward exchange contracts, local currency borrowings and the payment structure of customer contracts to selectively hedge exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. The carrying amounts of the forward exchange contracts equal their fair value and are adjusted at each balance sheet date for changes in exchange rates. Realized and unrealized gains and losses on the forward exchange contracts are deferred and recognized as foreign currency gains or losses over the term of the contract. The remaining forward exchange contract matured on June 30, 1999. A hypothetical 10% decrease in the value of all foreign currencies relative to the US dollar as of December 31, 2000 would result in a $2.7 million decrease in the fair value of our net monetary assets denominated in currencies other than US dollars. We do not hold or issue forward exchange contracts or other derivative instruments for speculative purposes.

    CREDIT RISK Financial instruments that potentially subject us to concentrations of credit risk consist primarily of deposits and temporary cash investments that we have with a variety of financial institutions. We believe that the credit risk in such instruments is minimal. In addition, our trade receivables are with a variety of domestic, international and national oil and gas companies. Management considers this credit risk to be limited due to these companies' financial resources.

    INTEREST RATE AND MARKETABLE SECURITY PRICE RISK Our financial instruments that are potentially sensitive to changes in interest rates include our variable rate short-term borrowings, our $825 million zero coupon convertible senior notes, 6.8% senior unsecured notes, 8.625% senior subordinated notes and our investments in debt securities including corporate, asset-backed, US Government and mortgage-backed debt securities. As of December 31, 2000, we did not have any variable rate short-term borrowings outstanding.

    We maintain an investment portfolio of marketable securities that potentially exposes us to price risk. The marketable securities are carried at fair market value and include $5.5 million in securities classified as trading and $348.1 million in securities classified as available-for-sale as of December 31, 2000. A hypothetical 10% decrease in the market prices for all securities would decrease the fair market value of our trading securities and available-for-sale securities by $.6 million and $34.8 million, respectively.


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

                        Recent Accounting Pronouncements

    During June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires that companies recognize all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," deferred the implementation of SFAS 133 until the fiscal year ending December 31, 2001. We implemented SFAS 133 effective January 1, 2001. Due to our limited use of derivative instruments, the impact of adopting SFAS No. 133 will not be material to our financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". SAB No. 101, as amended was implemented in the fourth quarter of 2000 and did not have a material effect on our consolidated financial position, results of operations or cash flows.

Acquisitions, capital expenditures and dispositions
-------------------------------------------------------------------------------

                                                                            2

    During November 1999, we completed our acquisition of Pool Energy Services Co. Each of the approximately 19.2 million shares of Pool not owned by Nabors prior to the merger were exchanged for 1.025 shares of our common stock (approximately 19.7 million shares). Pool owned five drilling rigs in Alaska, 57 drilling and workover and well-servicing rigs in international areas (including 39 rigs operated through joint ventures), 22 offshore platform drilling rigs in the Gulf of Mexico, and 650 active and 104 stacked workover and well-servicing rigs in the United States. Pool also owned and operated 27 marine transportation and support vessels, more than 300 fluid hauling trucks and a large quantity of fluid storage tanks.

    During April 1999, we completed our acquisition of Bayard Drilling Technologies, Inc. Each of the approximately 18.3 million shares of Bayard common stock were exchanged for .3375 shares of our common stock and $.30 per share in cash (approximately 6.2 million shares and $5.5 million in cash in the aggregate). The acquisition of Bayard added 87 drilling rigs, 73 of which were actively marketed. The majority of the rigs were located in Oklahoma and south Texas, with the balance of the fleet located throughout east Texas and Louisiana. In addition, Bayard had a significant inventory of new component equipment including drill pipe, engines and high horsepower mud pumps. Bayard also owned and operated a fleet of oilfield hauling equipment.

    The Pool and Bayard acquisitions were accounted for using the purchase method of accounting and, accordingly, Pool's and Bayard's results of operations have been included in our consolidated financial statements commencing on the effective date of each respective acquisition. The purchase price for both the Pool and Bayard acquisitions was initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the respective acquisition dates. The Bayard and Pool purchase price allocations were finalized during 1999 and 2000, respectively. The final purchase price allocated for the Pool and Bayard acquisitions resulted in goodwill of approximately $161.3 million and $27.7 million, respectively, which is being amortized on a straight-line basis over 30 years.

    The following unaudited pro forma summary of financial information presents our consolidated results of operations as if the acquisitions of Pool and Bayard had occurred at the beginning of the periods presented, after including the impact of certain adjustments including: (1) the elimination of nonrecurring merger related costs, (2) reduced depreciation expense reflecting the reduction in value assigned to property, plant and equipment, (3) increased amortization of goodwill, (4) reduced interest expense associated primarily with the elimination of certain financing costs and (5) the related income tax effects of these adjustments.

(In thousands,
except per share amounts)                 Year ended December 31,
-----------------------------------------------------------------------------
                                       1999                     1998
                            As reported   Pro forma   As reported   Pro forma
Operating revenues
  and Earnings from
  unconsolidated
  affiliates                $  642,264   $  949,994   $  968,157   $1,520,838
                            ----------   ----------   ----------   ----------
Net income before
  extraordinary items       $   27,704   $   15,759   $  124,988   $  147,826
                            ----------   ----------   ----------   ----------
Net income                  $   27,704   $   15,759   $  124,988   $  147,488
                            ----------   ----------   ----------   ----------
Net income before
  extraordinary items
  per diluted share         $      .23   $      .11   $     1.16   $     1.11
                            ----------   ----------   ----------   ----------
Net income per
  diluted share             $      .23   $      .11   $     1.16   $     1.10
                            ----------   ----------   ----------   ----------
Weighted average
  number of diluted
  shares outstanding           120,449      141,757      112,555      138,488
                            ----------   ----------   ----------   ----------

    The pro forma financial information presented does not purport to indicate:
(1) what the combined results of operations would have been had the acquisitions occurred at the beginning of the periods presented or (2) the results of operations that may be obtained in the future. Additionally, the pro forma financial information presented does not reflect any anticipated cost savings resulting from the integration of Nabors', Pool's and Bayard's operations.

    During November 1999, we purchased the remaining 50% of our US Lower 48 transportation joint venture from our partner for approximately $5.1 million in cash and recorded approximately $2.8 million of goodwill.

    During May 1998, we completed the acquisitions of the stock of New Prospect Drilling Company and certain assets of Can-Tex Drilling & Exploration, Ltd. for approximately $28.0 million in cash and the issuance of warrants to purchase 200,000 shares of Nabors common stock (Note 9), which were valued at their estimated fair market value. The New Prospect fleet consisted of six rigs and other equipment located in Arkansas and Oklahoma, and the Can-Tex fleet consisted of seven rigs and other equipment located in Alberta, Canada. We accounted for these acquisitions using the purchase method of accounting.

    During January 1998, we completed the sale of all of the capital stock of our wholly-owned subsidiary, J.W. Gibson Well Service Company, to a subsidiary of Key Energy Group, Inc. The assets of Gibson consisted of 74 active well-servicing and workover rigs, associated auxiliary equipment, trucks, inventory and several yards and related facilities. As consideration for the sale of Gibson, we received approximately $20.0 million plus the value of Gibson's working capital in cash, 100,000 shares of Key common stock and warrants to acquire 265,000 shares of Key common stock at an exercise price of $18.00 per share, and recorded a pre-tax gain of approximately $16.0 million. The warrants were subsequently converted to Key common stock.

Marketable securities
--------------------------------------------------------------------------------

    Our marketable securities consist of the following :                    3

(In thousands)                                                     December 31,
-----------------------------------------------------------------------------------------------------
                                                                       2000
                                                                 Gross Unrealized    Gross Unrealized
                                               Fair Value         Holding Gains       Holding Losses
Trading:
    Equity securities                        $         5,500     $         2,378      $            --
Available-for-sale:
    Equity securities                                 80,370              24,955                 (700)
    Certificates of deposit                           10,017                  12                   --
    Corporate debt securities                        154,904               1,170               (1,067)
    US Government debt securities                     17,648                 175                   --
    Mortgage-backed debt securities                   11,584                  60                   --
    Asset-backed debt securities                      73,618                 576                   --
                                             ---------------     ---------------      ---------------
                                             $       353,641     $        29,326      $        (1,767)
                                             ---------------     ---------------      ---------------

(In thousands)                                                     December 31,
-----------------------------------------------------------------------------------------------------
                                                                       1999
                                                                 Gross Unrealized     Gross Unrealized
                                                Fair Value         Holding Gains        Holding Losses
Trading:
    Equity securities                        $         3,930     $            --      $          (352)
                                             ---------------     ---------------      ---------------
Available-for-sale:
    Equity securities                                 27,156               5,095               (1,150)
                                             ---------------     ---------------      ---------------
                                             $        31,086     $         5,095      $        (1,502)
                                             ---------------     ---------------      ---------------

    The estimated fair value of our corporate, US Government, mortgage-backed and asset-backed debt securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties and we may elect to sell the securities prior to the maturity date.


                                                                    Estimated
(In thousands)                                                      Fair Value
-------------------------------------------------------------------------------
                                                                          2000
Debt securities:
  Due in one year or less                                           $   43,036
  Due after one year through five years                                214,718
                                                                    ----------
                                                                    $  257,754
                                                                    ----------



    We recorded unrealized holding gains (losses) on equity securities classified as trading totaling $2.7 million, $1.3 million and $(4.3) million during 2000, 1999 and 1998, respectively.

    During 2000, we received $.4 million of proceeds and realized gains of $.16 million resulting from the sale of certain investments in equity securities classified as trading.

    During 2000, we received $42.5 million of proceeds and realized gains of $15.9 million, and during 1999 we received $6.6 million of proceeds and realized gains of $2.4 million resulting from the sale of certain investments in marketable securities classified as available-for-sale.




Property, plant and equipment
--------------------------------------------------------------------------------

                                                                             4

    The major components of property, plant and equipment are as follows:



(In thousands)                                           December 31,
--------------------------------------------------------------------------------
                                                      2000                1999
Land                                          $     14,149         $     9,253
Buildings                                           23,117              20,489
Drilling, workover and well-servicing rigs,
  and related equipment                          2,160,097           1,940,665
Marine transportation and support vessels          150,636             108,227
Oilfield hauling and mobile equipment               48,442              52,305
Other machinery and equipment                       21,045              21,383
                                              ------------         -----------
                                                 2,417,486           2,152,322
Less: accumulated depreciation
and amortization(1)                                596,094             482,856
                                              ------------         -----------
                                              $  1,821,392         $ 1,669,466
                                              ------------         -----------


(1) Includes, as of December 31, 2000 and 1999, reserves of $40.6 million and $50.9 million, respectively, resulting from the permanent impairment of certain asset values.

    Repair and maintenance expense included in direct costs in the consolidated statements of income totaled $149.6 million, $68.7 million and $102.1 million for 2000, 1999 and 1998, respectively.

    Interest expense of $2.0 million, $.2 million and $2.6 million was capitalized during 2000, 1999 and 1998, respectively.


Investments in unconsolidated affiliates
--------------------------------------------------------------------------------
                                                                           5


    Our principal operations accounted for using the equity method include a construction operation (40%) and logistics operation (50%) in Alaska, and drilling and workover operations located in Saudi Arabia (50%), Oman (49%) and Argentina (51%). On January 1, 2001 we purchased our partner's 49% interest in the Argentina operation for $4.5 million and now own 100% of the operation.

    Combined condensed financial data for investments in unconsolidated affiliates accounted for using the equity method of accounting is summarized as follows:


(In thousands)                                                    December 31,
--------------------------------------------------------------------------------
                                                                          2000
Current assets                                                     $    67,701
Long-term assets                                                       114,319
Current liabilities                                                     31,790
Long-term liabilities                                                   47,044
                                                                   -----------


                                                                   Year Ended
(In thousands)                                                    December 31,
--------------------------------------------------------------------------------
                                                                          2000
Gross revenues                                                     $   292,472
Gross margin                                                            82,273
Net income                                                              53,272
Nabors' Earnings from unconsolidated affiliates(1)                      37,490
                                                                   -----------

(1) Differences between the equity in earnings of unconsolidated affiliates reported by Nabors and our proportionate share of the combined earnings of the related unconsolidated affiliates have resulted principally from accounting differences in the recognition of income and the elimination of intercompany transactions.

Short-term borrowings and letters of credit
--------------------------------------------------------------------------------

                                                                            6

    We have available lines of credit with various banks that permit borrowing at interest rates generally not to exceed, at our option, each bank's prime rate or LIBOR, plus .25%. We did not have any short-term borrowings outstanding at December 31, 2000 and 1999.

    We have a $200 million unsecured revolving credit facility with a syndicate of banks. The credit facility is a committed facility with a term of five years that expires on September 5, 2002. Loans under the credit facility bear interest, at our option, at the agent bank's prime rate or LIBOR, plus a margin (.25% at December 31, 2000) that varies depending on our senior unsecured debt rating. A commitment fee (.085% at December 31, 2000) is charged based on the average daily unused portion of the credit facility. The loans are guaranteed by certain subsidiaries of Nabors' and contain affirmative and negative covenants regarding, among other things, limitations on liens and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth. The issuance of our $1.381 billion zero coupon convertible senior debentures due 2021 during February and March 2001 caused a default of the debt to capitalization ratio covenant under our $200 million unsecured revolving credit facility and a related $30 million letter of credit facility (Note 15). The debt to capitalization ratio covenant has been amended so that we are now in compliance and the default has been waived by the banks in the syndicate and under the letter of credit facility.

    Availability and borrowings under the lines of credit are as follows:


(In thousands)                                           December 31,
--------------------------------------------------------------------------------
                                                      2000                1999
Lines of credit available                     $    241,332         $   232,051
Short-term borrowings outstanding                       --                  --
Letters of credit outstanding                      (23,467)            (17,402)
                                              ------------         -----------
Remaining availability                        $    217,865         $   214,649
                                              ------------         -----------


Long-term obligations
--------------------------------------------------------------------------------
                                                                           7

    Long-term obligations consist of the following:


(In thousands)                                              December 31,
--------------------------------------------------------------------------------
                                                      2000                1999
$825 million zero coupon
  senior convertible
  debentures due June 2020                    $    508,566         $        --
6.8% senior unsecured
  notes due April 2004                             300,000             325,000
8.625% senior subordinated notes
  due April 2008                                    42,165             150,000
Medium-term notes payable, maturing from
  2000 to 2003, from 5.56% to 9.5%(1)                7,600              11,199
                                              ------------         -----------
                                                   858,331             486,199
Less: current portion                                3,554               3,599
                                              ------------         -----------
                                              $    854,777         $   482,600
                                              ------------         -----------

(1) Certain of these obligations are collateralized by specific assets financed with the related proceeds. The aggregate net book value of such assets approximated $4.7 million and $6.3 million as of December 31, 2000 and 1999, respectively.


   During June 2000, we completed a private placement of zero coupon convertible senior debentures due 2020. The aggregate principal amount of the debentures at maturity will be $825 million. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $495.0 million. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest. At the holder's option, the debentures can be converted at any time prior to maturity or their earlier redemption, into Nabors common stock at a conversion rate of 10.738 shares per $1,000 principal amount at maturity. The conversion rate may be adjusted from time to time, upon the occurrence of specified events. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures. The debentures can be put to us on June 20, 2003, June 20, 2008 and June 20, 2013 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash. We cannot redeem the debentures before June 20, 2003. On and after

June 20, 2003, we may redeem all or a portion of the debentures for cash at any time at their accreted value. The proceeds from the issuance of the debentures will be used for general corporate purposes, including but not limited to, working capital, investment in subsidiaries and possible future business acquisitions. As of December 31, 2000, the proceeds are included in cash and marketable securities on our balance sheet. On September 8, 2000, Nabors' registration statement with respect to resales of these debentures became effective.

    During March 1999, we issued $325.0 million of 6.8% senior unsecured notes due April 15, 2004. Interest on the notes is payable semi-annually on April 15 and October 15, commencing on October 15, 1999. We can redeem the notes in whole or in part, at any time, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semi-annual basis using the comparable treasury security yield plus 25 basis points together in either case with accrued and unpaid interest. Certain restrictions have been imposed on us as a result of the issuance of the notes, including limitations on the incurrence of liens and certain sale-leaseback transactions. A portion of the proceeds from the issuance of the notes was used to repay certain short-term and long-term borrowings of Nabors, including the repayment of our 9.18% senior secured notes and Bayard's 11% senior notes. During December 2000, we purchased $25.0 million of our 6.8% notes in the open market at 99.85%. We recognized an insignificant extraordinary gain resulting from the repurchase of the notes for less than the amount recorded on our books.

    Prior to its acquisition by Nabors, Pool had issued 8.625% senior subordinated notes in the aggregate principal amount of $150.0 million. The notes are redeemable at the option of Nabors, in whole or in part, at any time on or after April 1, 2003 at a redemption price equal to 104.313% of the principal amount thereof, plus accrued interest, declining ratably to par on April 1, 2006. As a result of the Pool acquisition, Nabors Holding Company, the successor by merger to Pool, completed a mandatory change of control cash tender offer to purchase the notes due 2008 at a redemption price of 101% in February 2000. When we made the change of control offer, we also solicited the consent of the remaining holders of the notes to amend the terms of the indenture governing the notes to generally conform to the covenants contained in Nabors' 6.8% notes and to add Nabors as a guarantor of the obligations thereunder. Holders of over 75% of the principal amount of the notes consented, the amendments were adopted and the full and unconditional guarantee was entered into as of February 14, 2000. The notes contain certain covenants that, among other things, limit the ability of Nabors to incur additional liens. In addition, during 2000, Nabors Holding Company purchased additional notes in the open market at prices ranging from 100.5% to 102.0%. During 2000, a total of $107.8 million of the notes were acquired as a result of these transactions leaving $42.2 million outstanding as of December 31, 2000. We recognized a $1.9 million ($.01 per share) extraordinary gain, net of income taxes, during 2000 resulting from the repurchase of the notes for less than the amount recorded on our books.

    Bayard had issued 11% senior notes due 2005 in the principal amount of $100.0 million prior to being acquired by Nabors. During July 1999, we made a cash tender offer to the holders of the notes that expired on August 3, 1999. The price offered was $1,110 per $1,000 note plus interest on such amount from July 2, 1999 to the date of payment, at a per annum rate of 5.0%. In connection with the offer, we acquired the entire issue of notes. As a result of the transaction, we recognized a pre-tax extraordinary gain of $4.7 million resulting from the repayment of the notes at less than the amount recorded on our books. This gain was netted against the extraordinary loss on the 9.18% notes described below and was included in our consolidated statements of income as other income.

    On May 28, 1996, we issued $172.5 million of 5% convertible subordinated notes due May 15, 2006. During June 1999, we called our notes for mandatory redemption on July 15, 1999. The redemption price was $1,035 per $1,000 note, together with accrued and unpaid interest from May 15, 1999 to the redemption date. Alternatively, holders of the notes could elect to convert their notes prior to redemption, at a rate of 55.1724 shares of Nabors' common stock per $1,000 note. Holders of $172.3 million aggregate principal amount of the notes elected to convert to 9.5 million shares of common stock. We redeemed the remaining notes for $.2 million. As a result of these transactions, the notes were cancelled during July 1999 and ceased to be outstanding.

    We issued 9.18% notes in the principal amount of $40.0 million to the John Hancock Mutual Life Insurance Company and an affiliate, pursuant to a note purchase agreement dated October 1, 1992. During July 1999, we prepaid the entire $40.0 million aggregate principal amount of these notes due July 31, 2006, at par plus a make-whole premium of approximately $4.5 million. In connection with the transaction, we recognized a pre-tax extraordinary loss of $4.7 million resulting from the make-whole premium paid and the recognition of certain deferred financing costs.

    During June 1999, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to allow us to offer, from time to time, up to $500.0 million in debt securities, preferred stock, common stock, depository shares or warrants. The Commission declared the registration statement effective on June 28, 1999. We currently have not issued any securities registered under this registration statement.

    As of December 31, 2000, the maturities of long-term obligations for each of the five years after 2000 and thereafter are as follows:

(In thousands)
--------------------------------------------------------------------------------
2001                                                           $         3,554
2002                                                                     2,510
2003                                                                     1,536
2004                                                                   300,000
2005                                                                        --
Thereafter(1)                                                          867,165
                                                               ---------------
                                                               $     1,174,765
                                                               ---------------
Less: discount                                                        (316,434)
                                                               ---------------
                                                               $       858,331
                                                               ---------------

(1) Includes $42.2 million of our 8.625% notes due 2006 and $825.0 million of our zero coupon convertible senior debentures due 2020.



Income taxes
--------------------------------------------------------------------------------

                                                                           8

    Nabors' income tax, reconciled to the US federal income tax using the federal statutory rate, and an analysis of the income tax provision are as follows:

(In thousands)                                                     Year Ended December 31,
-------------------------------------------------------------------------------------------------
                                                             2000            1999            1998
Total pre-tax income(1)                                $  226,707      $   45,629      $  199,981
                                                       ----------      ----------      ----------
Expected federal income tax using the 35%
    statutory rate                                         79,347          15,970          69,993
State income taxes                                          1,987            (416)          3,974
Foreign taxes and other                                     9,899           2,371           1,026
                                                       ----------      ----------      ----------
     Total income tax                                  $   91,233      $   17,925      $   74,993
                                                       ----------      ----------      ----------
Analysis of the income tax provision:
     Current:
         US federal                                    $    1,176      $  (11,000)     $   22,780
         State                                                844             168           2,610
         Foreign                                           17,574           8,354          14,866
                                                       ----------      ----------      ----------
                                                           19,594          (2,478)         40,256
                                                       ----------      ----------      ----------
     Deferred:
         US federal                                        68,413          19,266          29,384
         State                                              2,213            (808)          3,504
         Foreign                                            1,013           1,945           1,849
                                                       ----------      ----------      ----------
                                                           71,639          20,403          34,737
                                                       ----------      ----------      ----------
     Total income tax                                  $   91,233      $   17,925      $   74,993
                                                       ----------      ----------      ----------


(1) Includes foreign income before taxes of $77.6 million, $48.1 million and $56.4 million for 2000, 1999 and 1998, respectively.

   The components of the Nabors' net deferred tax assets and liabilities are as follows:

(In thousands)                                            December 31,
------------------------------------------------------------------------------
                                                     2000                1999
Deferred tax assets:
  Net operating loss carryforwards           $     99,016      $       76,430
  Accrued liabilities and other                   141,862             110,716
  General tax credits                              15,054              19,186
                                             ------------      --------------
Deferred tax asset                                255,932             206,332
                                             ------------      --------------
Deferred tax liabilities:
  Excess tax over book depreciation              (316,440)           (258,819)
  Unrealized gain on marketable securities         (8,973)             (1,443)
                                             ------------      --------------
Deferred tax liability                           (325,413)           (260,262)
                                             ------------      --------------
Net deferred tax liability                        (69,481)            (53,930)
Less current asset portion                         27,816              39,074
                                             ------------      --------------
Net deferred tax liability                   $    (97,297)     $      (93,004)
                                             ------------      --------------

    In conjunction with the acquisitions of Pool, Bayard and Peak USA (Note 2), deferred tax assets (liabilities) of $(30.9) million, $45.1 million and $(1.9) million, respectively, were recorded in the year of acquisition.

    For US federal income tax purposes, we have net operating loss carryforwards of approximately $259.2 million that, if not utilized, will expire from 2002 to 2020. The net operating loss carryforwards for alternative minimum tax purposes are approximately $123.3 million. There are alternative minimum tax credit carryforwards of $15.0 million available to offset future regular tax liabilities.

    Under US federal tax law, the amount and availability of loss carryforwards (and certain other tax attributes) are subject to a variety of interpretations and restrictive tests applicable to Nabors and our subsidiaries. The utilization of such carryforwards could be limited or effectively lost upon certain changes in ownership. Accordingly, although we believe substantial loss carryforwards are available to us, no assurance can be given concerning such loss carryforwards, or whether or not such loss carryforwards will be available in the future.

Capital stock and stock options
--------------------------------------------------------------------------------

                                                                       9

                                  Capital Stock

    At the June 6, 2000 annual meeting of Nabors Industries, Inc., the stockholders approved an increase in Nabors' authorized common stock from 200 million to 400 million shares.

    During November 1999, we acquired all of the outstanding shares of Pool in exchange for approximately 19.7 million newly issued shares of Nabors common stock (Note 2).

    During June and July 1999, we issued 9.5 million shares in connection with the conversion of $172.3 million aggregate principal amount of the 5% convertible subordinated notes (Note 7).

    During April 1999, we acquired all of the outstanding shares of Bayard common stock in exchange for approximately 6.2 million newly issued shares of Nabors common stock (Note 2). We also issued warrants to acquire an aggregate of 133,988 shares of Nabors common stock in exchange for Bayard warrants that had been previously issued to acquire shares of Bayard common stock. The warrants issued by Nabors have an exercise price of $21.33 per share and expire May 1, 2003.

    During July 1998, we repurchased 100,000 shares in the open market at a cost of $1.7 million, or at an average cost of $16.53 per share.

    During May 1998, we issued warrants to purchase 200,000 shares at an exercise price of $30.00 per share. The warrants were issued in connection with the New Prospect acquisition (Note 2) and expire on April 30, 2003.

    We are authorized to issue up to 10.0 million shares of preferred stock with a par value of $.10 per share in one or more series, and to fix the powers, designations, preferences and rights to each series.

    As of December 31, 2000, there were warrants outstanding to purchase
237,800 shares of Nabors common stock at prices ranging from $21.33 per share to $30.00 per share. The remaining warrants expire April 30 and May 1, 2003.

                               Stock Option Plans

    As of December 31, 2000, we have several stock option plans under which options to purchase shares of Nabors common stock may be granted to key officers, directors and managerial employees of Nabors and its subsidiaries. Options granted under the plans are at prices equal to the fair market value of the stock on the date of the grant. Options granted under the plans generally are exercisable in varying cumulative periodic installments after one year. In the case of certain key executives, options granted under the plans are subject to accelerated vesting related to targeted common stock prices, or may vest immediately on the grant date. Options granted under the plans cannot be exercised more than ten years from the date of grant. Options to purchase 5.5 million and 9.1 million shares of Nabors common stock remained available for grant as of December 31, 2000 and 1999, respectively.

    On December 11, 1998, certain options previously granted to employees of Nabors were re-priced to the closing price of Nabors shares on that date. Options to purchase 11.2 million shares with exercise prices ranging from $16.00 to $40.25 were re-priced to $12.50. As a condition of the re-pricing, certain employees forfeited 25% of the options previously granted, or 3.6 million options, and none of the re-priced options were able to be exercised for a one-year period from the re-pricing date.

    A summary of stock option transactions is as follows:

(In thousands, except exercise price)
--------------------------------------------------------------------------------
                                                                   Weighted
                                                                   Average
                                                                  Exercise
                                                    Shares          Price
Options outstanding as of December 31, 1997         15,039      $       18.67
     Granted                                         6,927              18.49
     Exercised                                        (126)              7.24
     Forfeited                                      (3,726)             22.34
                                                  --------      -------------
Options outstanding as of December 31, 1998         18,114      $       11.77
     Granted                                         5,394              21.95
     Exercised                                        (633)             10.04
     Forfeited                                        (197)             24.21
                                                  --------      -------------
Options outstanding as of December 31, 1999         22,678      $       14.13
     Granted                                         6,199              45.63
     Exercised                                      (9,664)             11.54
     Forfeited                                        (140)             18.51
                                                  --------      -------------
Options outstanding as of December 31, 2000         19,073      $       25.65
                                                  --------      -------------

    Of the options outstanding, 16.8 million, 19.3 million and 6.0 million were exercisable at weighted average exercise prices of $26.28, $13.49 and $10.40, as of December 31, 2000, 1999 and 1998, respectively.

    A summary of stock options outstanding at December 31, 2000 is as follows:

(In thousands, except contractual
life and exercise price)                      Options Outstanding
--------------------------------------------------------------------------------
                                                   Weighted
                                                    Average          Weighted
                                                   Remaining          Average
                                   Number         Contractual        Exercise
                                 Outstanding         Life             Price
Range of exercise prices:
$  4.77 -  7.16                       354              3.3          $     6.04
   7.87 - 11.81                       861              7.8               11.33
  12.20 - 18.30                     8,011              6.7               12.63
  18.94 - 28.41                     3,586              8.9               24.82
  30.25 - 45.38                       352              9.0               36.56
  45.55 - 68.33                     5,909              7.8               46.43
                                 --------          -------          ----------
                                   19,073              7.5          $    25.65
                                 --------          -------          ----------


    A summary of stock options exercisable at December 31, 2000 is as follows:


(In thousands, except contractual
life and exercise price)                           Options Exercisable
--------------------------------------------------------------------------------
                                                                     Weighted
                                                                      Average
                                                Number               Exercise
                                             Exercisable              Price
Range of exercise prices:
$ 4.77 -  7.16                                      354            $      6.04
  7.87 - 11.81                                      146                  10.48
 12.20 - 18.30                                    7,514                  12.56
 18.94 - 28.41                                    2,912                  24.85
 30.25 - 45.38                                      209                  37.84
 45.55 - 68.33                                    5,692                  46.36
                                             ----------            -----------
                                                 16,827            $     26.28
                                             ----------            -----------

    The weighted average fair value of options granted during 2000, 1999 and 1998 was $17.37, $7.12 and $5.05, respectively.

    In accordance with SFAS 123, the fair value of each stock option granted has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants during 2000, 1999 and 1998, respectively: risk-free interest rates of 6.01%, 5.76% and 4.95%; dividend yield of 0.0% for all periods; expected life of 3.5 years, 2.97 years and 2.2 years; and volatility of 42.38%, 42.0% and 38.9%.

    Had compensation cost for Nabors' stock-based compensation plans been recognized in accordance with SFAS 123, our net income (loss) and diluted earnings (loss) per share for 2000, 1999 and 1998, would have been $68.4 million and $.45 per share, $(1.7) million and $(.01) per share and $99.7 million and $.93 per share, respectively. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1996.


Pension, postretirement and
postemployment benefits
--------------------------------------------------------------------------------

                                                                      10

                                  Pension Plans

   In conjunction with the Pool acquisition, Nabors acquired the assets and liabilities of a defined benefit pension plan, the Pool Company Retirement Income Plan. Benefits under the plan are frozen and participants are fully vested in their accrued retirement benefit on December 31, 1998.

   Summarized information on the Pool pension plan is as follows:


Pension benefits
(In thousands)                                    Year Ended December 31,
--------------------------------------------------------------------------------
                                                       2000               1999
Change in benefit obligation:
Benefit obligation at beginning of year        $     13,051        $        --
Acquisition                                              --             13,024
Interest cost                                           847                 86
Actuarial loss                                          117                 --
Benefit payments                                       (620)               (59)
                                               ------------        -----------
Benefit obligation at end of year                    13,395             13,051
                                               ------------        -----------
Change in plan assets:
Fair value of plan assets at beginning of year       12,447                 --
Acquisition                                              --             12,172
Actual return on plan assets                           (172)               334
Benefit payments                                       (620)               (59)
                                               ------------        -----------
Fair value of plan assets at end of year             11,655             12,447
                                               ------------        -----------
Funded status:
Funded status at end of year                         (1,740)              (604)
Unrecognized net actuarial loss (gain)                  834               (254)
                                               ------------        -----------
Net amount recognized                                  (906)              (858)
                                               ------------        -----------
Net liability recognized                       $       (906)       $      (858)
                                               ------------        -----------


--------------------------------------------------------------------------------
                                                       2000               1999
Weighted average assumptions:
Pool retirement income plan:
  Weighted average discount rate                       6.50%              6.50%
  Expected long-term rate of return on
    plan assets                                        6.50%              6.50%
                                               ------------        -----------


Pension benefits
(In thousands)                                         Year Ended December 31,
--------------------------------------------------------------------------------
                                                          2000            1999
Components of net periodic benefit cost:
Service cost                                         $      --      $       --
Interest cost                                              847              86
Expected return on plan assets                            (799)            (80)
                                                     ---------      ----------
Net periodic benefit cost                            $      48      $        6
                                                     ---------      ----------



    Certain of Nabors' employees are covered by defined contribution plans. Our contributions to the plans are based on employee contributions and totaled $7.9 million, $3.9 million and $6.4 million, for 2000, 1999 and 1998, respectively. Nabors does not provide postemployment benefits to its employees.


                   Postretirement Benefits Other Than Pensions

    Prior to the date of the acquisition, Pool provided certain postretirement healthcare and life insurance benefits to eligible retirees who had attained specific age and years of service requirements. Nabors terminated this plan at the date of acquisition, November 24, 1999. A liability of approximately $1.3 million is recorded on our balance sheet at December 31, 2000 to cover the estimated costs of beneficiaries in the plan at the date of acquisition.

Commitments and contingencies
--------------------------------------------------------------------------------

                                Operating Leases

    Nabors and its subsidiaries occupy various facilities and lease certain equipment under various lease agreements. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2000, are as follows:


(In thousands)
-------------------------------------------------------------------------------
2001                                                             $      13,522
2002                                                                    12,683
2003                                                                     7,454
2004                                                                     6,510
2005                                                                     2,940
Thereafter                                                                 463
                                                                 -------------
                                                                 $      43,572
                                                                 -------------



    The above amounts do not include property taxes, insurance or normal maintenance that the lessees are required to pay. Rental expense relating to operating leases with terms greater than 30 days amounted to $15.2 million, $5.1 million and $3.8 million for 2000, 1999 and 1998, respectively.


                              Employment Contracts

    We have entered into employment contracts with certain of our employees. Our minimum salary and bonus obligations under these contracts as of December 31, 2000 total $1.7 million for 2001.

    Pursuant to an employment agreement with an officer, we have provided a non-interest bearing loan for approximately $2.9 million.


                              Capital Expenditures

    As of December 31, 2000, we had outstanding capital expenditure purchase commitments of approximately $47.0 million, primarily for drill pipe, refurbishment of rigs to be reactivated and rig-related sustaining capital expenditures.

                                  Contingencies

    A purported class action lawsuit is pending against Bayard Drilling Technologies, Inc., a wholly-owned subsidiary of Nabors, certain directors and officers of Bayard, the managing underwriters of Bayard's initial public offering and certain former stockholders of Bayard, alleging violations of federal securities laws in connection with its initial public offering that occurred prior to Nabors acquisition of Bayard. The lawsuit, Yuan v. Bayard Drilling Technologies, Inc., et al., which consolidates two previously filed actions, was filed on February 3, 1998 in the United States District Court for the Western District of Oklahoma. Bayard is a named defendant and may have further liability under certain indemnification agreements with the other persons who have been named as defendants in the suit.

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

    The parties have reached a preliminary agreement to settle the lawsuit, subject to the negotiation of mutually acceptable settlement documents and court approval. The proposed settlement amounts to be paid by Bayard (either directly or as a result of its indemnification obligations) are not material to Bayard or Nabors.

    In the event the settlement is not finalized, Nabors and Bayard continue to believe the allegations in this lawsuit are without merit and Bayard will defend vigorously the claims brought against it. In such event, neither Nabors nor Bayard is able, however, to predict the outcome of this lawsuit or the costs to be incurred in connection with their defense and there can be no assurance that this litigation will be resolved in Bayard's favor. An adverse result or prolonged litigation could have an adverse effect on the financial position, results of operations or cash flow of Bayard.

    Certain subsidiaries of Nabors are defendants in Verdin v. R&B Falcon Drilling USA, Inc., et al., Civil Action No. G-00-488, in the United States District Court for the Southern District of Texas, Galveston Division. The original plaintiff and proposed representative of a purported class of offshore workers has been replaced as plaintiff and proposed representative by Thomas Bryant, who claims to be an "offshore worker" previously employed by Global Marine Drilling Company, Atwood Oceanics, Inc., Hercules (which was subsequently acquired by Parker Drilling Company) and Sedco Forex (which was subsequently acquired by Transocean Offshore, Inc.) and by Jeremy Richardson, who is identified as a resident of Louisiana. The plaintiffs allege that the defendants, which plaintiffs claim are offshore drilling contractors, including our subsidiaries, have engaged in a conspiracy to depress wages and benefits paid to their offshore employees. The plaintiffs contend that this alleged conduct violates federal and state antitrust laws. The plaintiffs seek injunctive relief, and up to $5 billion in damages from all defendants, trebled under antitrust law, plus attorneys' fees and costs on behalf of themselves and an alleged class of offshore workers. Nabors' subsidiaries vigorously deny these allegations.

    This action is in a very preliminary stage, and neither Nabors nor any of its subsidiaries named as defendants is able to predict the outcome of this lawsuit or the costs to be incurred in connection with their defense and there can be no assurance that this litigation will be resolved in favor of Nabors and its subsidiaries. An adverse result or prolonged litigation could have an adverse effect on the financial position, cash flows or results of operations of the subsidiaries involved.

    Nabors and its subsidiaries are defendants or otherwise involved in a number of other lawsuits in the ordinary course of their business. In the opinion of management, Nabors' ultimate liability with respect to these pending lawsuits is not expected to have a significant or material adverse effect on Nabors' consolidated financial position, cash flows or results of operations.


Supplemental balance sheet and
income statement information
--------------------------------------------------------------------------------
                                                                         12

    Accounts receivable is net of an allowance for doubtful accounts of $5.4 million and $5.0 million as of December 31, 2000 and 1999, respectively.

    Accrued liabilities include the following:

(In thousands)                                             December 31,
--------------------------------------------------------------------------------
                                                      2000                1999
Accrued compensation                          $     43,461        $     34,221
Deferred revenue                                    15,911              12,614
Workers' compensation liabilities                   18,136              10,624
Merger liabilities                                      --              43,265
Other accrued liabilities                           35,502              59,822
                                              ------------        ------------
                                              $    113,010        $    160,546
                                              ------------        ------------


    Other income, net includes the following:

(In thousands)                                   Year Ended December 31,
--------------------------------------------------------------------------------
                                             2000         1999          1998
Gains (losses) on marketable
  securities and warrants                $ 18,800     $  3,656      $ (4,324)
Gains on disposition of long-term
  assets and businesses                     1,713        2,915        34,126
Foreign currency gains (losses)             1,441          (37)          216
Dividend income                                70          496         4,119
Other                                       2,097        1,830        (2,511)
                                         --------     --------      --------
                                         $ 24,121     $  8,860      $ 31,626
                                         --------     --------      --------

Unaudited quarterly financial information
--------------------------------------------------------------------------------

                                                                          13

(In thousands,
except per share amounts)                       Year Ended December 31, 2000
------------------------------------------------------------------------------------------
                                                        Quarter Ended
                                    March 31,     June 30,    September 30,   December 31,
Operating revenues
     and Earnings from
     unconsolidated affiliates      $ 289,684    $  301,468     $ 354,039     $ 419,423
Gross profit(1)                        96,222       104,662       123,547       151,861
Income derived from
     operating activities(2)           33,153        40,835        59,297        84,090
Income before
     extraordinary gain                17,931        24,103        38,560        54,880
Extraordinary gain, net                 1,703            --           147            32
Net income                             19,634        24,103        38,707        54,912
Earnings per share before
     extraordinary gain:(3)
     Basic                          $     .13    $      .17     $     .26     $     .37
     Diluted                        $     .12    $      .16     $     .25     $     .35


(In thousands,
except per share amounts)                        Year Ended December 31, 1999
-------------------------------------------------------------------------------------------
                                                        Quarter Ended
                                    March 31,     June 30,    September 30,   December 31,
Operating revenues
     and Earnings from
     unconsolidated affiliates     $ 152,987    $ 129,939     $ 142,390     $ 216,948
Gross profit(1)                       59,687       48,644        48,899        66,359
Income derived from
     operating activities(2)          21,966        9,800        10,022        16,620
Net income                            11,964        3,298         4,741         7,701
Earnings per share:(3)
     Basic                         $     .12    $     .03     $     .04     $     .06
     Diluted                       $     .12    $     .03     $     .04     $     .06


(1) Gross profit represents Operating revenues and Earnings from unconsolidated affiliates minus direct costs.

(2) "Income derived from Operating activities" has historically been referred to as "operating income" by us. It is computed by subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates.

(3) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.


Segment information
--------------------------------------------------------------------------------

                                                                        14

    Nabors' 11 business units (eight in 1998) have been aggregated into two reportable segments, specifically (1) contract drilling, including drilling, workover and well-servicing, and (2) manufacturing and logistics, based on the nature of the services provided, the class of customers, the methods used to provide services and other economic characteristics. The contract drilling segment consists of our Alaska, Canada, US Lower 48, International and Offshore operations. These units provide oil and gas drilling, workover and well-servicing on land and offshore. The manufacturing and logistics segment consists of our Canrig, Epoch, Peak Oilfield Service Company, Peak USA and Sea Mar operating units. These units manufacture top drives, manufacture drilling instrumentation systems, provide construction and logistics services, provide trucking and logistics services and provide marine transportation and supply services, respectively.

    The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Inter-segment sales are recorded at cost or cost plus a profit margin. Nabors evaluates the performance of its segments based on income derived from operating activities.

     The following table sets forth financial information with respect to our operating segments:

(In thousands)                                                                    Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
                                                                               2000              1999              1998
Operating revenues and Earnings from unconsolidated affiliates:(1)
  Contract drilling(2)                                                  $ 1,266,902       $   605,271       $   872,717
  Manufacturing and logistics(3)                                            167,093            49,220           111,188
  Other(4)                                                                  (69,381)          (12,227)          (15,748)
                                                                        -----------       -----------       -----------
   Total revenues                                                       $ 1,364,614       $   642,264       $   968,157
                                                                        -----------       -----------       -----------
Depreciation and amortization:
  Contract drilling                                                     $   138,786       $    96,422       $    79,976
  Manufacturing and logistics                                                14,904             3,766             5,402
  Other(5)                                                                   (1,277)             (295)             (429)
                                                                        -----------       -----------       -----------
   Total depreciation and amortization                                  $   152,413       $    99,893       $    84,949
                                                                        -----------       -----------       -----------
Income (loss) derived from operating activities:
  Contract drilling(2)                                                  $   204,543       $    70,759       $   181,793
  Manufacturing and logistics(3)                                             41,075             2,758            15,861
  Other(5)                                                                  (28,243)          (15,109)          (15,316)
                                                                        -----------       -----------       -----------
   Total income (loss) derived from operating activities                $   217,375       $    58,408       $   182,338
  Interest expense                                                          (35,370)          (30,395)          (15,463)
  Interest income                                                            20,581             8,756             1,480
  Other income, net                                                          24,121             8,860            31,626
                                                                        -----------       -----------       -----------
   Income before income taxes and extraordinary gain                    $   226,707       $    45,629       $   199,981
                                                                        -----------       -----------       -----------
Total assets:
  Contract drilling(6)                                                  $ 2,232,340       $ 1,920,129       $ 1,334,378
  Manufacturing and logistics(7)                                            305,770           286,501            83,980
  Other(5)                                                                  598,758           191,373            47,549
                                                                        -----------       -----------       -----------
   Total assets                                                         $ 3,136,868       $ 2,398,003       $ 1,465,907
                                                                        -----------       -----------       -----------
Capital expenditures and acquisition of businesses:
  Contract drilling                                                     $   234,368       $   539,994       $   305,620
  Manufacturing and logistics                                                70,348           125,036             8,530
  Other(5)                                                                   (4,079)            2,487              (686)
                                                                        -----------       -----------       -----------
   Total capital expenditures                                           $   300,367       $   667,517       $   313,464
                                                                        -----------       -----------       -----------

(1) One customer represented approximately 11% of consolidated revenues during 1998. Both of our reportable segments recorded sales to this customer.

(2) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $18.0 million and $.8 million for 2000 and 1999, respectively.

(3) Includes Earnings (losses) from unconsolidated affiliates, accounted for by the equity method, of $ 19.5 million, $3.0 million and $(.3) million for 2000, 1999 and 1998, respectively.

(4)  Elimination of inter-segment manufacturing and logistics sales.

(5) Includes the elimination of inter-segment transactions and unallocated corporate expenses, assets and capital expenditures.

(6) Includes $22.8 million and $28.2 million of investments in unconsolidated affiliates accounted for by the equity method for 2000 and 1999, respectively.

(7) Includes $24.5 million and $25.9 million of investments in unconsolidated affiliates accounted for by the equity method for 2000 and 1999, respectively.

     The following table sets forth financial information with respect to Nabors operations by geographic area:

(In thousands)                                                               Year Ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                                           2000            1999            1998
Operating revenues and Earnings from unconsolidated affiliates:
  United States                                                      $1,085,232      $  439,131      $  692,636
  Foreign                                                               279,382         203,133         275,521
                                                                     ----------      ----------      ----------
                                                                     $1,364,614      $  642,264      $  968,157
                                                                     ----------      ----------      ----------
Property, plant and equipment, net:
  United States                                                      $1,469,632      $1,326,929      $  823,561
  Foreign                                                               351,760         342,537         303,593
                                                                     ----------      ----------      ----------
                                                                     $1,821,392      $1,669,466      $1,127,154
                                                                     ----------      ----------      ----------

Subsequent events
--------------------------------------------------------------------------------

                                                                           15

     During February and March 2001, we completed a private placement of zero coupon convertible senior debentures due 2021. The aggregate principal amount of the debentures at maturity will be $1.381 billion. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $828.0 million. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest. At the holder's option, the debentures can be converted at any time prior to maturity or their earlier redemption, into Nabors common stock at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate may be adjusted from time to time, upon the occurrence of specified events. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures. The debentures can be put to us on February 5, 2006, February 5, 2011 and February 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash. We cannot redeem the debentures before February 5, 2006. On and after February 5, 2006, we may redeem all or a portion of the debentures for cash at any time at their accreted value. The proceeds from the issuance of the debentures will be used for general corporate purposes, including but not limited to, working capital, investment in subsidiaries and possible future business acquisitions. The proceeds have been invested in cash and marketable securities.

                             Corporate Information


                                Corporate Address

Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
Fax: (281) 872-5205

                                    Form 10-K

Copies may be obtained at no charge by writing to our Corporate Secretary at Nabors' corporate office.

                                 Transfer Agent

EquiServe
Mail Suite 4694
525 Washington Boulevard
Jersey City, New Jersey 07310

                                Investor Contact

Dennis A. Smith
Director of Corporate Development

                             Independent Accountants

PricewaterhouseCoopers LLP
Houston, Texas

                              Price of Common Stock

     As of December 31, 2000, there were 146,565,404 shares of common stock outstanding held by 2,629 holders of record.

     The common stock is listed on the American Stock Exchange under the symbol "NBR". The following table sets forth the reported high and low sales prices of the common stock on the Composite Tape for the calendar quarters indicated.

                                                Stock Price
---------------------------------------------------------------
Calendar Year                                 High          Low
1998 First quarter                           31.56        19.94
     Second quarter                          27.38        19.75
     Third quarter                           21.44        11.75
     Fourth quarter                          20.69        12.06
                                             -----        -----
1999 First quarter                           19.00        10.75
     Second quarter                          25.31        15.50
     Third quarter                           29.50        21.56
     Fourth quarter                          31.25        19.75
                                             -----        -----
2000 First quarter                           40.56        28.13
     Second quarter                          44.25        34.00
     Third quarter                           53.81        38.56
     Fourth quarter                          60.47        40.50
                                             -----        -----

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

                                    Directors

EUGENE M. ISENBERG
Chairman and Chief Executive Officer,
Nabors Industries, Inc.

ANTHONY G. PETRELLO
President and Chief Operating Officer,
Nabors Industries, Inc.

RICHARD A. STRATTON
Vice Chairman,
Nabors Industries, Inc.

JAMES L. PAYNE
Chief Executive Officer,
Payne Enterprises
Retired Chief Executive Officer,
Santa Fe Snyder Corporation

HANS W. SCHMIDT
Former Director,
Deutag Drilling

MYRON M. SHEINFELD
Counsel,
Sheinfeld, Maley & Kay PC

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

                        Principal Operating Subsidiaries

NABORS ALASKA DRILLING, INC.
Anchorage, Alaska
James Denney, President

NABORS DRILLING LIMITED
Nisku, Alberta
Duane A. Mather, President

NABORS DRILLING USA, INC.
Houston, Texas
Larry P. Heidt, President

POOL WELL SERVICES CO.
    AND POOL COMPANY TEXAS, LTD.
Houston, Texas
Nicholas Petronio, President

NABORS DRILLING INTERNATIONAL LIMITED
Hamilton, Bermuda
Siegfried Meissner, President

NABORS OFFSHORE CORPORATION
Houston, Texas
Jerry C. Shanklin, President

CANRIG DRILLING TECHNOLOGY, LTD.
Magnolia, Texas
Christopher P. Papouras, President

EPOCH WELL SERVICES, INC.
Houston, Texas
Christopher P. Papouras, President

PEAK USA ENERGY SERVICES LTD.
Houston, Texas
Steve Adam, President

PEAK OILFIELD SERVICE COMPANY
Anchorage, Alaska
Michael R. O'Connor, President

SEA MAR INC.
Houston, Texas
Al Gonsoulin, President

                                   [GRAPHIC]

Design: Savage Design Group, Inc., Houston, Texas