Form 10-K, Exhibit 13
period 2001-12-31
NABORS INDUSTRIES INC
filed 2002-03-19
CIK 798943

                                                                      EXHIBIT 13

                                      NBR

                               NABORS INDUSTRIES

                                      AR01

                                  (GLOBE LOGO)

                                  A WORLD OF    ABILITY.
                                                PROFITABILITY
                                                ADAPTABILITY
                                                RELIABILITY
                                                SUSTAINABILITY
                                                MANEUVERABILITY
                                                CAPABILITY

                                     Cover

                                  (GLOBE LOGO)

A WORLD OF ABILITY..........................................   02
FINANCIAL HIGHLIGHTS........................................   26
AREAS OF OPERATION..........................................   28
FINANCIAL REVIEW............................................   41
CORPORATE INFORMATION.......................................   81
OFFICERS AND DIRECTORS......................................   82
PRINCIPAL OPERATING SUBSIDIARIES............................   82

                               A WORLD OF ABILITY

     Nabors is able to cost effectively drill more wells in more places with a higher degree of safety than anyone else. We call this...

ABILITY

                              [Picture of Wrench]

                                    [02-03]

PROFITABILITY

                                  (GLOBE LOGO)

     A penny saved can be a dollar leveraged -- Profitability is more than just producing income that exceeds expenses. It's recruiting and retaining the best people, maintaining high-quality assets, adopting technology and fostering productivity, all the while keeping a firm grip on controlling costs. That's why Nabors is consistently profitable.

ADAPTABILITY

                                  (GLOBE LOGO)

     An animal of a different color -- Adaptability is the demonstrated ability to change as the environment changes. Nabors has adapted to even the most subtle changes in our markets by rapidly reducing costs, controlling capital expenditures, recognizing opportunities and making timely investments. Our innate ability to react in such a fashion stems largely from our solid financial position, multitude of markets and access to low-cost capital.

[04-05]

                      (Picture of Chameleon on Equipment)

                            (Picture of Work Boots)

[06-07]

RELIABILITY

                                  (GLOBE LOGO)

     Walking the walk instead of talking the talk -- A company is deemed to be reliable when it consistently meets or exceeds the expectations of its constituencies. Nabors has developed this reputation by delivering superior returns over the long term for investors, by providing a safe and dependable working environment for employees, and by consistently improving the quality of the services we provide to our customers.

SUSTAINABILITY

                                  (GLOBE LOGO)

     You can't keep a good company down -- Sustainability is achieved when superior long-term performance transcends short-term fluctuations in the market. Nabors has constructed a plan that consistently delivers sustained growth in earnings potential, dependable profitability, superior returns on capital and ever-increasing shareholder value.

[08-09]

   (Picture of Blue Print Illustrating Nabors' "Competitive Advantage Plan")

                   (Picture of worker holding a twisted coil)

[10-11]

MANEUVERABILITY

                                  (GLOBE LOGO)

     Flexibility that works up, down and all around -- Maneuverability stems from having flexibility, both financially and operationally. Financial flexibility is attained when liquidity and access to low-cost capital meet or exceed a company's needs. Operational flexibility is derived from having a global infrastructure that allows us to deploy assets at minimal cost as required. These elastic positions have allowed Nabors to make timely decisions that enhance our earnings potential in all phases of the market cycle.

CAPABILITY

                                  (GLOBE LOGO)

     "Opportunity is missed by most people because it is dressed in overalls and looks like work." -- Capability is readily defined as the ability to accomplish an objective in a timely fashion. By providing our customers with the right people, on the right rig, in the right place, at the right time, Nabors defines the term as it applies to oilfield drilling, even more so, by integrating value-added services from our subsidiaries in manufacturing, technology and logistics.

[12-13]

                    (Picture of oilfield services employees)

                               DRILLER OF CHOICE

                                  (GLOBE LOGO)

[14-15]

A WORLD OF ABILITY

     By virtually every measure, the year 2001 was the best in the Company's history, nearly doubling our previous best performance in 1997 and demonstrating once again the significant upside the Company enjoys in a strong market. Earnings per share rose to $2.24, a dramatic improvement over the prior year's $0.90, and return on capital employed reached 18 percent.

     The record year stemmed primarily from a very strong market for our natural gas-directed businesses, specifically Canada, offshore and US Lower 48 land drilling, and from an equally strong market for our more oil-directed US land well-servicing business. This performance is particularly noteworthy considering that our Alaskan and international businesses lagged until the end of the year and North American gas activity contracted sharply beginning in July.

     The strong natural gas market during the first half of the year was the result of a protracted tightening of the supply-demand balance. This was perpetuated by the drilling hiatus of 1998-99 and exacerbated by strong demand from a surprisingly robust economy. Moreover, a colder than normal winter, following five consecutive warmer than normal winters, provided the catalyst for a spike in natural gas demand, which led to rapid escalation in the price.

     While high natural gas prices fueled a sharp increase in drilling utilization and margins, they soon had an adverse effect on many elements of industrial demand, particularly petrochemicals, and that portion of electric generation that could utilize more economical fuels. Concurrent with this was [16-17] a general contraction in the nation's economy. Collectively, they caused downward pressure on gas prices as demand abated, leading to a sharp reduction in drilling activity.

     Internal investment and acquisitions again played important roles in enabling the Company to prosper during the robust market that prevailed for much of the year. Our acquisition of Pool Energy Services and Bayard Drilling Technologies during the depressed market of 1999 added to our Alaska, US Land, offshore and international fleets while adding new business lines such as US well-servicing and marine transportation, the results from which were additive to our record year. The late-year acquisition of Command Drilling in Canada and the deployment of two jackup rigs acquired earlier in the year had only minimal influence on our 2001 results, but should have a significant positive impact on future performance.

     The year also yielded numerous opportunities for internal investments directed at expanding our capacity and enhancing our safety and efficiency. The most significant of these was in our US Lower 48 drilling operation where we reactivated over 110 rigs to meet increasing demand. Many of these rigs incorporated substantial upgrades to accommodate new drilling technologies, the benefits of which are improved drilling efficiency and economy for our customers. These rigs were placed in service at a fraction of the cost of newly constructed ones and are yielding good returns. We also upgraded and redeployed a number of rigs in our Alaskan and international markets and built new rigs in our offshore and Canadian units, all for long-term contracts.

[18-19]

     Other attractive investment opportunities arose during the year that allowed us to increase shareholder value by reducing both debt and the number of shares outstanding. We took advantage of the weak financial market for our securities by repurchasing 6.2 million shares of common stock and $157 million in book value of our convertible notes. These note repurchases were at a substantial discount to our carrying cost and further reduced by two million our diluted share count.

     Safety remained our highest priority at Nabors in 2001. The Company and its employees posted an impressive performance in a highly volatile and challenging environment. Over the course of the year, we hired a significant number of employees to staff rigs activated during the strong market experienced during the first half of the year. When the market dropped precipitously mid-year, we were forced to lay off many of these employees to keep costs in line. As in past contractions, we were able to retain sufficient field-level supervisory personnel, such that we can efficiently double our current number of rigs operating. This also poses formidable challenges from a safety standpoint, but our record actually improved, proving the effectiveness of our training, policies and procedures. This also speaks well of our people and reflects the Company's commitment to safety and raising the quality of our assets and our operations.

     Nabors began the new year by proposing to shareholders a plan of reorganization which is designed to improve our global position. In essence, the plan will establish Nabors as a Bermuda company and should facilitate growth in our international businesses, improve access to foreign capital markets and lower our effective worldwide tax rate.

[20-21]

     Going forward, we expect 2002 results to fall short of our 2001 performance but still approximate our previous best year of 1997. This expectation is derived from the strength of our international business, both onshore and offshore, following our late-year deployment of a number of rigs, all for long-term contracts. Further fueling our optimism is the high volume of international bidding opportunities we continue to process. We also expect to see year-to-year improvement in our Canadian operation, which will see the full benefit of the fleet expansion that accompanied our mid-November acquisition of Command Drilling and the pending acquisition of Enserco Energy Service Company. Robust exploration, coupled with increased development of peripheral fields, also bodes well for our Alaskan operations.

     The outlook for the remainder of our US businesses remains uncertain, at least through the first half of the year. The precipitous decline in US gas-directed activity appears to be abating, but the timing of the inevitable upturn still lacks clarity.

     We remain convinced that North American natural gas-directed activity is in the midst of a brief downturn in an otherwise enduring upward trend. Our belief in the longer-term upward nature of this market emanates from the accelerating rates of gas depletion at a time when gas is increasingly preferred due to its environmental compatibility and stable supply. A decade ago, natural gas depletion rates approximated 15 percent, which represents the amount gas production would have declined had no new gas wells been drilled. Recent estimates have this year's depletion rate approaching 30 percent.

[22-23]

     This poses significant challenges for our customers on several fronts. First, they must replace a larger portion of their gas production every year. Second, they are confronted with the increased cost, difficulty and lead times involved in finding and developing incremental supplies. Third, volatile gas prices dramatically affect cash flow, wreaking havoc with their ability to plan and sustain the necessary level of drilling activity. This is most evident in the current soft market, which stems from our customers' abrupt curtailment of drilling expenditures in response to lower gas prices. This does serve to preserve their financial liquidity however, which will enable them to respond more quickly to the inevitable recovery.

     The recovery, whenever it occurs, will find Nabors better positioned than ever to generate superior returns to our shareholders. Last year's rig reactivation program in the US combined with multiple rig deployments internationally and offshore, the recent company and asset acquisitions, the refinements in our costs and the enhancements to our capital structure all serve to boost our earnings potential. The magnitude of that potential will become increasingly evident as the market improves.

     Thank you for your continuing support and for the confidence in us your investment implies. We look forward to reporting new successes in the very near future.

                                          Sincerely,

                                          EUGENE M. ISENBERG
                                          Chairman and Chief Executive Officer

[24-25]

                                      NBR

             (Picture of Mr. Stratton, Mr. Isenberg & Mr. Petrello)

         Richard A. Stratton                     Eugene M. Isenberg                    Anthony G. Petrello
            Vice Chairman               Chairman and Chief Executive Officer  President and Chief Operating Officer

                              FINANCIAL HIGHLIGHTS

                                                                                TWELVE
                                        YEAR ENDED DECEMBER 31,              MONTHS ENDED
                             ---------------------------------------------   DECEMBER 31,
OPERATING DATA                  2001         2000        1999       1998         1997
--------------               ----------   ----------   --------   --------   ------------
                                                                             (UNAUDITED)
                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues and
  Earnings from
  unconsolidated
  affiliates...............  $2,158,044   $1,364,614   $642,264   $968,157    $1,115,032
Depreciation and
  amortization.............     189,896      152,413     99,893     84,949        72,350
Income derived from
  operating activities.....     535,711      217,375     58,408    182,338       195,348
Net income.................     357,450      137,356     27,704    124,988       136,020
Net income per diluted
  share....................  $     2.24   $      .90   $    .23   $   1.16    $     1.24
Weighted average number of
  diluted shares
  outstanding..............     168,790      152,417    120,449    112,555       113,793
Capital expenditures and
  acquisitions of
  businesses...............  $  784,925   $  300,637   $667,517   $313,464    $  381,009
                             ----------   ----------   --------   --------    ----------


                                            YEAR ENDED SEPTEMBER 30,
                             ------------------------------------------------------
OPERATING DATA                  1997        1996       1995       1994       1993
--------------               ----------   --------   --------   --------   --------

                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues and
  Earnings from
  unconsolidated
  affiliates...............  $1,029,303   $719,743   $572,788   $484,268   $419,406
Depreciation and
  amortization.............      66,391     46,117     31,042     26,241     22,434
Income derived from
  operating activities.....     154,761     77,099     58,555      9,299     38,257
Net income.................     114,808     70,500     51,104      1,350     38,558
Net income per diluted
  share....................  $     1.08   $    .75   $    .57   $    .02   $    .50
Weighted average number of
  diluted shares
  outstanding..............     111,975     93,752     89,655     85,620     77,806
Capital expenditures and
  acquisitions of
  businesses...............  $  396,668   $174,483   $144,560   $ 62,907   $ 84,752
                             ----------   --------   --------   --------   --------

[26-27]

                                          AS OF DECEMBER 31,                      AS OF
                           -------------------------------------------------   DECEMBER 31,
BALANCE SHEET DATA            2001         2000         1999         1998          1997
------------------         ----------   ----------   ----------   ----------   ------------
                                                                               (UNAUDITED)
                                          (IN THOUSANDS, EXCEPT RATIO DATA)
Cash and short-term
  marketable
  securities.............  $  541,612   $  336,251   $  111,666   $   23,450    $   12,606
Working capital..........     700,816      524,437      195,817       36,822        62,571
Long-term marketable
  securities.............     377,025      214,702           --       23,890        29,529
Property, plant and
  equipment, net.........   2,433,247    1,821,392    1,669,466    1,127,154       923,402
Total assets.............   4,151,915    3,136,868    2,398,003    1,465,907     1,281,306
Long-term obligations....   1,567,616      854,777      482,600      217,034       226,299
Stockholders' equity.....  $1,857,866   $1,806,468   $1,470,074   $  867,469    $  767,340
Funded debt to capital
  ratio..................      0.46:1       0.32:1       0.25:1       0.26:1        0.27:1
Net funded debt to
  capital ratio..........      0.26:1       0.15:1       0.20:1       0.17:1        0.20:1
                           ----------   ----------   ----------   ----------    ----------

                                            AS OF SEPTEMBER 30,
                           ------------------------------------------------------
BALANCE SHEET DATA            1997        1996       1995       1994       1993
------------------         ----------   --------   --------   --------   --------

                                     (IN THOUSANDS, EXCEPT RATIO DATA)
Cash and short-term
  marketable
  securities.............  $   11,044   $104,027   $ 15,334   $ 45,232   $ 70,458
Working capital..........      70,872    172,091     33,892     77,248    113,653
Long-term marketable
  securities.............      42,279     11,839      9,645     20,266         --
Property, plant and
  equipment, net.........     861,393    511,203    393,464    283,141    270,865
Total assets.............   1,234,232    871,274    593,272    490,273    493,927
Long-term obligations....     229,507    229,504     51,478     61,879     73,109
Stockholders' equity.....  $  727,843   $457,822   $368,750   $317,424   $307,583
Funded debt to capital
  ratio..................      0.27:1     0.35:1     0.20:1     0.21:1     0.24:1
Net funded debt to
  capital ratio..........      0.20:1     0.21:1     0.09:1     0.02:1     0.04:1
                           ----------   --------   --------   --------   --------

                                                                                TWELVE
                                        YEAR ENDED DECEMBER 31,              MONTHS ENDED
GEOGRAPHIC DISTRIBUTION      ---------------------------------------------   DECEMBER 31,
OF REVENUES AND ASSETS          2001         2000        1999       1998         1997
-----------------------      ----------   ----------   --------   --------   ------------
                                                                             (UNAUDITED)
                                                    (IN THOUSANDS)
Operating revenues and
  Earnings from
  unconsolidated
  affiliates:
  United States............  $1,813,462   $1,085,232   $439,131   $692,636    $  867,999
  Foreign..................     344,582      279,382    203,133    275,521       247,033
                             ----------   ----------   --------   --------    ----------
                             $2,158,044   $1,364,614   $642,264   $968,157    $1,115,032
                             ==========   ==========   ========   ========    ==========


                                            YEAR ENDED SEPTEMBER 30,
GEOGRAPHIC DISTRIBUTION      ------------------------------------------------------
OF REVENUES AND ASSETS          1997        1996       1995       1994       1993
-----------------------      ----------   --------   --------   --------   --------

                                                 (IN THOUSANDS)
Operating revenues and
  Earnings from
  unconsolidated
  affiliates:
  United States............  $  797,319   $503,622   $383,376   $299,278   $224,401
  Foreign..................     231,984    216,121    189,412    184,990    195,005
                             ----------   --------   --------   --------   --------
                             $1,029,303   $719,743   $572,788   $484,268   $419,406
                             ==========   ========   ========   ========   ========

                                                                                  AS OF
                                          AS OF DECEMBER 31,                   DECEMBER 31,    AS OF SEPTEMBER 30,
                           -------------------------------------------------   ------------   ---------------------
                                                                               (UNAUDITED)
Total assets:
  United States..........  $3,282,429   $2,651,463   $1,917,751   $1,068,193    $  958,026    $  897,453   $593,014
  Foreign................     869,486      485,405      480,252      397,714       323,280       336,779    278,260
                           ----------   ----------   ----------   ----------    ----------    ----------   --------
                           $4,151,915   $3,136,868   $2,398,003   $1,465,907    $1,281,306    $1,234,232   $871,274
                           ==========   ==========   ==========   ==========    ==========    ==========   ========


                                AS OF SEPTEMBER 30,
                           ------------------------------

Total assets:
  United States..........  $348,248   $287,390   $277,945
  Foreign................   245,024    202,883    215,982
                           --------   --------   --------
                           $593,272   $490,273   $493,927
                           ========   ========   ========

                              AREAS OF OPERATIONS

       (World map with pins illustrating locations of Nabors' operations)

AVAILABILITY

     Nabors operates a large, high-quality and diverse fleet of land and offshore rigs worldwide and possesses the majority of the remaining industry capacity. As a result, we are uniquely suited to meet our customers' needs wherever they occur -- quickly and economically.

[28-29]

RIG FLEET STATUS [30-31]

AS OF MARCH 2002

                           < 10,000'         10,000'-14,999'      15,000'-19,999'        20,000' or >            Total
                       ------------------   ------------------   ------------------   ------------------   ------------------
LAND RIG FLEET         MECH   SCR   TOTAL   MECH   SCR   TOTAL   MECH   SCR   TOTAL   MECH   SCR   TOTAL   MECH   SCR   TOTAL
--------------         ----   ---   -----   ----   ---   -----   ----   ---   -----   ----   ---   -----   ----   ---   -----
SOUTHERN DIVISION
  East Texas.........    0     0      0       8     4      12      8    28      36      1    10      11     17    42      59
  South Texas........    0     0      0       4     1       5      4     9      13      8    16      24     16    26      42
  Gulf Coast.........    0     0      0       0     1       1      3     3       6      2    22      24      5    26      31
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
SOUTHWEST DIVISION
  Wyoming............    0     2      2       8     2      10      4     3       7      0     2       2     14     9      23
  North Dakota.......    0     0      0       7     0       7     10     1      11      0     0       0     17     1      18
  West Texas.........    0     0      0       9     0       9      4     5       9      2     5       7     15    10      25
  California.........    0     7      7       0     5       5      0     4       4      0     7       7      4    17      21
  Mid-Continent......    7     0      7      20     3      23     17     6      23      6    12      18     50    21      71
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
SUBTOTAL US LOWER 48
  ACTIVE.............    7     9     16      56    16      72     50    59     109     19    74      93    138    152    290
STACKED INVENTORY....   37     6     43      29     4      33     15     8      23      3    10      13     84    28     112
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
TOTAL US LOWER 48       44    15     59      85    20     105     65    67     132     22    84     106    222    180    402
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
ALASKA
  North Slope........    0     0      0       3     1       4      0     3       3      0     9       9      3    13      16
  Kenal/Cook Inlet...    0     0      0       1     0       1      1     1       2      0     1       1      2     2       4
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
TOTAL ALASKA.........    0     0      0       4     1       5      1     4       5      0    10      10      5    15      20
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
CANADA...............   14     2     16      12    10      22      2     6       8      0     6       6     28    24      52
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
INTERNATIONAL LAND
  Latin America......    8     0      8      23     2      25      4     4       8      0     4       4     35    10      45
  Middle
    East/Africa/CIS..    3     4      7       8     8      16      1     7       8      0     8       8     12    27      39
  Joint Ventures.....    0     0      0       0     1       1      4    2.5    6.5      0     1       1      4    4.5    8.5
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
TOTAL INTERNATIONAL
  LAND...............   11     4     15      31    11      42      9    13.5  22.5      0    13      13     51    41.5  92.5
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---
TOTAL GLOBAL LAND
  FLEET..............   69    21     90     132    42     174     77    90.5  167.5    22    113    135    306    260.5 566.5
                        --    --     --     ---    --     ---    ---    --     ---    ---    --     ---    ---    --     ---

                                                                                   SUPER                     SELF-
OFFSHORE RIG FLEET          CONCENTRIC   < 750 HP    SUNDOWNER(R)    >750HP     SUNDOWNER(R)   MASE(R)     ELEVATING     API
------------------          ----------   ---------   ------------   ---------   ------------   -------   -------------   ---
Gulf of Mexico............      3            3             8            3            4            2            4          5
Alaska....................                                                                                     1
California................                                                                                     1
International.............                                              2            4            1            1
                                --           --            --           --           --           --           --         --
TOTAL GLOBAL OFFSHORE
  FLEET...................      3            3             8            5            8            3            7          5
                                --           --            --           --           --           --           --         --


OFFSHORE RIG FLEET          BARGE   JACKUP   TOTAL
------------------          -----   ------   -----
Gulf of Mexico............    3         9      44
Alaska....................                      1
California................                      1
International.............            6.5    14.5
                              --     ----    ----
TOTAL GLOBAL OFFSHORE
  FLEET...................    3      15.5    60.5
                              --     ----    ----

US LAND WELL-SERVICING RIGS                                   < 300 HP   300-400 HP   400-500 HP   500 HP AND >   TOTAL
---------------------------                                   --------   ----------   ----------   ------------   -----
California..................................................     61          71           57             3         192
Central.....................................................     14         111          144            35         304
Stacked.....................................................     34         159           37            19         249
                                                                ---         ---          ---           ---         ---
TOTAL US LAND WELL-SERVICING................................    109         341          238            57         745

ALASKA

     Nabors Alaska Drilling experienced one of its best years ever in 2001, even though utilization only approximated 60 percent.

     The company continued to diversify and broaden its customer base with additional work from new operators in the region. Our engineering and construction staff had an especially busy year as several rigs were modified or upgraded in preparation for new contracts.

     A full year's contributions from a rig on BP's North Star Island and one on Forest Oil's Osprey Platform had a significant impact on the company's performance in 2001. We also landed two significant rig contracts in support of technically challenging exploration programs. The first is a multi-year contract for Anadarko for a rig that will be drilling on multiple exploratory sites across the North Slope. The second is for a 3,000 hp rig relocated from Wyoming that is currently completing the first of potentially several extended-reach wells from a shore location in Kenai to a target some four miles offshore in Cook Inlet. Nabors also benefited from the contributions of a labor contract in Cook Inlet.

     Going forward,this unit expects to continue a steady level of activity with an ongoing high level of exploration coupled with continuing development of multiple peripheral fields. A full year's contributions from the Anadarko and Forest contracts, plus two additional labor contracts and several short term drilling projects should result in a modestly better year, more than offsetting some curtailment of more mature development projects.

                            (Picture of Alaska rig)

[32-33]

CANADA

     Like many other parts of the company, this business unit experienced a record year in 2001, driven primarily by deep gas exploration and development where Nabors is well positioned.

     Utilization and pricing were strong for the first three quarters, but falling gas prices weakened the market considerably in the fourth quarter, especially for smaller rigs. Two high profile customer mergers also had a negative influence on activity since they curtailed their drilling programs for several months. Notwithstanding these mergers and the drop in commodity prices, this business had exceptional performance, thus demonstrating its underlying strength.

     The outlook for this operation in 2002 remains quite positive, despite a weaker outlook for the Canadian rig market in general. This stems from the incremental contribution of two acquisitions we have undertaken in Canada since November 2001. The acquisition of Command Drilling and the pending acquisition of Enserco Energy Service Company will more than double the Nabors fleet, to 82 drilling rigs and over 200 well-servicing rigs. The quality of these additional assets and the experience and talent of the employees from these entities further enhance Nabors' position in Canada, preparing the company to participate even more aggressively at every level of this market.

     In the last few years, our business in Canada has become even more strategic to Nabors for several reasons. First, Canada continues to increase in relative importance as a source of incremental gas supply for North America. Second, an improved provincial and national tax structure makes Canada an even more attractive investment alternative. Third, a number of our larger US Lower 48 customers are increasing their presence in Canada.

                 (Picture of rig drilling in Canadian Rockies)

        (Picture of rig shot from inside the drilling floor, looking up)

US LAND DRILLING

     In 2001 increased demand for gas-directed drilling far outstripped the available supply of rigs, sparking the best year in Nabors Drilling USA's history.

     Nabors responded by activating an average of eight rigs per month for the first half of the year, with the company's total active rig count rising to a high of 262 in July before declining. As gas prices softened, this decline became precipitous with the rig count falling to 115 by year end.

     The rollercoaster demand for rigs was mirrored in the workforce, with the head count rising to 8,200 before falling to 3,500 at year end. The upturn posed several problems for the company, not the least of which was training numerous inexperienced people to staff rigs. Yet in spite of this volatile environment, the company's OSHA recordable incidence rate actually dropped by 25 percent, a reflection of Nabors' constant focus on safety and our financial commitment to it.

     The outlook for 2002 is for a modest decline in utilization and a further drop in average margins during the first half of the year, with improvement anticipated in the second half if the expected upturn materializes. While our Southern Division markets are soft, California, West Texas and the Rockies have all remained relatively stable, supporting our view that the rate of decline in utilization and margins has slowed and the bottom is likely in the second quarter.

     Nabors made a significant investment in rig refurbishment in 2001 that was funded with operating cash flow. The net effect is that at current activity levels, this unit now has 180 modern, fully refurbished, ready to run rigs that can be brought to market with virtually no capital costs. When combined with recent investments in both safety and management training, the company is even better positioned to manage expansion and to compete even more effectively when the inevitable upturn occurs.

[34-35]

                                (Picture of rig)

INTERNATIONAL

     A year of robust bidding resulted in numerous contract awards, fueling a solid performance for this unit in 2001.

     The fourth quarter was particularly strong, driven by increasing contributions from these new contracts.

     Continued investment in personnel and equipment positioned the company for greater safety, efficiency and economy. The rig management system was enhanced, with new policies, procedures and systems contributing to higher quality and greater customer satisfaction. An aggressive training effort continues to reduce our OSHA recordable incidence rate.

     The outlook for the land portion of our business is excellent, with incremental contributions expected from the mid-2001 commencement of a number of contracts in Algeria, Saudi Arabia and Latin America. We also expect to startup two more land rigs for long-term contracts in Saudi Arabia and one in Yemen by mid-year. Additionally, strong continuing bid flow indicates the potential for additional contributions in the Caspian region, Russia and selected areas of Latin America.

     OFFSHORE Our markets were very active all year with virtually full utilization of the entire fleet. In the Arabian Gulf, our Ocean Master VIII jackup returned to work mid-year, while two of our newly acquired jackups commenced work late in the fourth quarter on long-term contracts for Saudi Aramco. In Brazil, Super Sundowner XII continued to work on a multi-year program, while the Dolphin 111 offshore jackup worked eight months for a US-based operator, after which it was redeployed for Petrobras at a better rate.

Trinidad was another active area, with the Super Sundowner(R) X working the full year and the Ranger VII jackup employed for nine months before returning to the US Gulf of Mexico. Our MASE(R) rig 801 also worked through the early part of the year before undergoing extensive modification, returning to Trinidad in October to commence a long-term contract. Additional contributions came from rigs working on ongoing contracts offshore Italy, Australia and West Africa. Other notable developments included the construction and December deployment of the new Super Sundowner XVIII on a five-year contract offshore West Africa, and the acquisition of a third jackup that is currently undergoing upgrades before being deployed. When combined with potential opportunities in Malaysia, Brunei, Trinidad, Venezuela, Brazil and India, we have every reason to believe that 2002 will be very good.

     Training will remain a high priority for this unit particularly as activity picks up. We expect a further reduction in our recordable incidence rate as a result of our continued commitment to safety, and a recently implemented management training program should further reduce turnover and improve operational efficiency while better equipping us to manage growth.

                           (Picture of offshore rig)

US OFFSHORE

     A year of mixed results would characterize the performance of Nabors Offshore Corporation's activity in the US Gulf of Mexico in 2001.

     The Super Sundowners were fully employed the entire year, several on Spar-type platforms, reflecting their versatility and validating our prior year's investment in upgrading these rigs for deepwater applications. Two of our four API rigs continued to work all year, as did our two MASE(R) rigs, but the utilization of the balance of our platform drilling rigs remained weak for most of the year. The workover jackup rigs were busy early in the year, but declined in the second half, exiting the year lower in dayrates and utilization. The market for the Sundowner(R) and other smaller platform workover rigs was also soft during the entire year. The year also marked a significant improvement in the safety statistics for this business with the OSHA recordable incidence rate improving by 31 percent to 3.48 per 200,000 man-hours.

     Going forward, we expect activity in the near-term to be increasingly directed toward deepwater applications and away from shallower regions of the outer continental shelf. This should benefit our Super Sundowner(R) and platform drilling rigs. The markets for our smaller platform and jackup workover rigs are expected to be less active until the North American gas picture improves.

[36-37]

US LAND WELL-SERVICING

     Like many other Nabors' subsidiaries, Pool Well Servicing experienced exceptional growth in the first half of the year, with the working rig count peaking at 450 in June.

     The market declined somewhat late in the year, but this unit was buffered by sustained demand in its oil-weighted businesses, primarily the maintenance of mechanically pumped wells. This unit also took advantage of the synergies available through its relationship with other Nabors companies, transferring several underutilized, light drilling rigs from our US Lower 48 operations and from international operations and incorporating them into the Pool fleet as higher value completion and heavy workover rigs.

     Pool improved its industry-leading safety record during the year, dropping our OSHA recordable incidence rate from 4.19 to 3.69. The company was again recognized for having the best safety performance in its class, winning the Association of Energy Service Companies Gold Safety Award for the fifth consecutive year.

     Going forward, this unit expects performance to be down relative to 2001, but still to approximate some of its previous better years. We expect disproportionately lower levels of utilization in the higher margin completion and heavy workover businesses, which will have a negative effect on average per rig revenue, but we anticipate a more stable outlook in remedial oil well-servicing, assuming the price of oil remains above $20 per barrel.

     Pool Well Servicing has deferred the rig reactivation program it began in 2001 when the company remanufactured more than 60 rigs and replaced 45 heavy fluid hauling trucks and 120 frac tanks. However, this investment served to improve our asset quality and has positioned this unit to better weather the current downturn and to participate more aggressively in the market when it improves. We plan to continue to exploit synergies between this operation and other Nabors subsidiaries including the pending acquisition of Enserco's Canadian well-servicing business.

                     (Picture of well servicing equipment)

MARINE TRANSPORTATION

     2001 was the best year in Sea Mar's history, driven by record-setting first and second quarters that saw a continuation of the growth trend that began in 2001.

                           (Picture of supply vessel)

     Dayrates and utilization were excellent on all boats during the first half of the year, but dropped dramatically on the standard supply vessels in the third quarter. Meanwhile, the ten new Super 200 boats validated our investment by remaining fully utilized at very good rates for the entire year, a reflection of their unique and innovative design which allows them to work more efficiently in support of deepwater drilling. Sea Mar also diversified and made important inroads into the Mexican market, getting a full year's contribution from a well stimulation vessel and additional revenues from an oceanographic research vessel that began working in the third quarter.

     In 2002, Sea Mar expects the majority of its results to come from continued full utilization of the new Super 200 boats, five of which are on long-term contracts. An unusually high number of mandatory dry dockings will also shrink the supply of available boats in the Gulf of Mexico's offshore supply industry. This will serve to prop up utilization which should support pricing. The company continues to look for new sources of business in the construction support and geophysical industries, where we have had previous success, and continues to actively bid in the international markets, where our relatively young fleet of standard supply vessels still commands solid dayrates.

     Safety remains a high priority at Sea Mar, with two boats recently winning customer safety awards. The planned implementation of an enhanced quality control system is expected to extend this level of performance to the rest of the fleet.

[38-39]

     Our top drive manufacturing and drilling instrumentation businesses were quick to respond to the needs of a demanding marketplace in 2001.

                             (Picture of top drive)

     CANRIG DRILLING TECHNOLOGIES, LTD. Canrig had a record year in sales, earnings and number of top drive systems built and delivered, turning out 45 for the year. The unit's expanded focus on non-Nabors customers paid off with a multi-unit program for a drilling contractor which, combined with a full year of sales to other large contractors, added significantly to results. The top drive technology we developed for the offshore industry successfully made the transition on shore with the installation of the industry's first six 750-ton portable a/c units for land rig applications.

     Canrig's efforts to improve its productivity were reflected in the four units per month the company produced from a single manufacturing facility after previously producing five per month in two facilities. We also made more efficient use of our capital through an inventory reduction program.

     Going forward, Canrig expects sales to be down in 2002, but we are expanding our reputation as a technical innovator with the release of two new auxiliary products. These products are a remote diagnostics system that troubleshoots top drive maintenance without a technician at the rig and a directional steering control system (DSCS), which is in the process of commercialization after having completed field testing. Canrig has also made dramatic strides in improving safety, with our recordable incidence rate dropping from 13 in 1998 to 3 in 2001, and we will continue to focus on this in the coming year.

     EPOCH WELL SERVICES INC. By any measurement, Epoch achieved a record year in 2001. Sales and earnings both reached new levels as the number of installed rig instrumentation systems climbed over 400. Customer acceptance of myWells.com, the company's unique Internet-based reporting software, also improved significantly. An enhanced safety program continues to positively impact this unit, reflected in the posting of two consecutive quarters with no lost-time accidents.

     In 2002, sales should be down somewhat from last year's record levels but Epoch is taking several actions which should mitigate the effects of a soft market. Of note is an expanded sales effort directed at securing non-Nabors business, which this unit can now service with its available capacity. The company will also look at opportunities to expand more aggressively into international markets and we will continue to focus on further improving our safety record.

                       (Picture of construction vehicles)

     A large and modern fleet, an experienced workforce and an improving safety record all contributed to the most successful year ever for both our Alaskan and US Lower 48 oilfield construction and transportation entities.

     ALASKA Peak Alaska, our Alaskan construction and logistics joint venture had its best year ever in both revenues and earnings, driven primarily by the construction of a large number of ice roads in support of exploratory drilling. Rig moving was also up substantially during the year, especially in the Cook Inlet region where activity was higher than at any time in the last 20 years.

     Going forward, this unit expects the first quarter to be strong, again the result of substantial ice road construction. The rest of the year is expected to be down slightly, mirroring lower levels of drilling activity primarily resulting from an announcement of reduced spending by BP. The presence of an increasing number of independent operators and an ever improving Peak safety record are reasons for optimism as the market improves.

     US LOWER 48 Our wholly-owned Peak USA lower 48 trucking unit also had its best year ever, paralleling the activity of its largest customer, Nabors Drilling USA. The company took advantage of deep discounts resulting from softness in the truck manufacturing market, economically investing in new rolling stock and cranes to replace aging units with excessive maintenance costs. This new equipment, coupled with an expanded training program, positively impacted our moving efficiencies and, more importantly, our industry-best safety record.

     Activity should be down substantially in 2002, but the company is using the lull in activity to strengthen the workforce and further reduce costs. An enhanced crane and wench training program, the only one of its kind in the US, should also have a positive impact on performance, even more so as the market improves.

[40-41]

ACCOUNTABILITY
(GLOBE LOGO)

Financial Review
Selected Financial Data.....................................  42
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  44
Report of Independent Accountants...........................  56
Consolidated Balance Sheets.................................  57
Consolidated Statements of Income...........................  58
Consolidated Statements of Cash Flows.......................  59
Consolidated Statements of Changes in Stockholders'
  Equity....................................................  60
Notes to Consolidated Financial Statements..................  62

                               NABORS INDUSTRIES

                            SELECTED FINANCIAL DATA

                                                                                      TWELVE         THREE
                                             YEAR ENDED DECEMBER 31,               MONTHS ENDED   MONTHS ENDED
                                 -----------------------------------------------   DECEMBER 31,   DECEMBER 31,
OPERATING DATA(1)(2)                2001         2000        1999        1998        1997(3)          1997
--------------------             ----------   ----------   --------   ----------   ------------   ------------
                                                                                   (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues and other income:
 Operating revenues............  $2,121,157   $1,327,124   $638,507   $  968,462    $1,114,758      $302,831
 Earnings (losses) from
   unconsolidated affiliates...      36,887       37,490      3,757         (305)          274           (25)
 Interest income...............      53,973       20,581      8,756        1,480         1,936            93
 Other income, net.............      13,320       24,121      8,860       31,626        28,502         2,303
                                 ----------   ----------   --------   ----------    ----------      --------
   Total revenues and other
    income.....................   2,225,337    1,409,316    659,880    1,001,263     1,145,470       305,202
                                 ----------   ----------   --------   ----------    ----------      --------
Costs and other deductions:
 Direct costs..................   1,296,941      888,322    418,675      623,844       774,856       199,714
 General and administrative
   expenses....................     135,496      106,504     65,288       77,026        72,478        18,580
 Depreciation and
   amortization................     189,896      152,413     99,893       84,949        72,350        20,313
 Interest expense..............      60,722       35,370     30,395       15,463        16,323         3,979
 Merger expenses...............          --           --         --           --            --            --
 Provision for reduction in
   book value of assets........          --           --         --           --            --            --
                                 ----------   ----------   --------   ----------    ----------      --------
   Total costs and other
    deductions.................   1,683,055    1,182,609    614,251      801,282       936,007       242,586
                                 ----------   ----------   --------   ----------    ----------      --------
Income before income taxes and
 extraordinary gain............     542,282      226,707     45,629      199,981       209,463        62,616
Income taxes...................     194,490       91,233     17,925       74,993        73,443        21,289
                                 ----------   ----------   --------   ----------    ----------      --------
Income before extraordinary
 gain..........................     347,792      135,474     27,704      124,988       136,020        41,327
Extraordinary gain, net........       9,658        1,882         --           --            --            --
                                 ----------   ----------   --------   ----------    ----------      --------
Net income.....................  $  357,450   $  137,356   $ 27,704   $  124,988    $  136,020      $ 41,327
                                 ----------   ----------   --------   ----------    ----------      --------
Net income per diluted share...  $     2.24   $      .90   $    .23   $     1.16    $     1.24      $    .37
Weighted average number of
 diluted shares outstanding....     168,790      152,417    120,449      112,555       113,793       116,427
Income derived from operating
 activities(5).................     535,711      217,375     58,408      182,338       195,348        64,199
Capital expenditures and
 acquisitions of businesses....  $  784,925   $  300,637   $667,517   $  313,464    $  381,009      $ 84,038
                                 ----------   ----------   --------   ----------    ----------      --------
[42-43]


                                                YEAR ENDED SEPTEMBER 30,
                                 -------------------------------------------------------
OPERATING DATA(1)(2)                1997        1996       1995       1994        1993
--------------------             ----------   --------   --------   --------    --------

                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues and other income:
 Operating revenues............  $1,028,853   $719,604   $572,788   $484,268    $419,406
 Earnings (losses) from
   unconsolidated affiliates...         450        139         --         --          --
 Interest income...............       3,422      2,695      1,694      2,459       1,191
 Other income, net.............      40,747     13,690      5,990      2,718      11,593
                                 ----------   --------   --------   --------    --------
   Total revenues and other
    income.....................   1,073,472    736,128    580,472    489,445     432,190
                                 ----------   --------   --------   --------    --------
Costs and other deductions:
 Direct costs..................     737,780    539,665    434,097    369,677     313,458
 General and administrative
   expenses....................      68,616     56,862     49,094     47,770      45,257
 Depreciation and
   amortization................      66,391     46,117     31,042     26,241      22,434
 Interest expense..............      16,520     11,884      7,611      8,237       8,924
 Merger expenses...............       1,755         --         --      1,595          --
 Provision for reduction in
   book value of assets........          --         --         --     29,686(4)       --
                                 ----------   --------   --------   --------    --------
   Total costs and other
    deductions.................     891,062    654,528    521,844    483,206     390,073
                                 ----------   --------   --------   --------    --------
Income before income taxes and
 extraordinary gain............     182,410     81,600     58,628      6,239      42,117
Income taxes...................      67,602     11,100      7,524      4,889       3,559
                                 ----------   --------   --------   --------    --------
Income before extraordinary
 gain..........................     114,808     70,500     51,104      1,350      38,558
Extraordinary gain, net........          --         --         --         --          --
                                 ----------   --------   --------   --------    --------
Net income.....................  $  114,808   $ 70,500   $ 51,104   $  1,350    $ 38,558
                                 ----------   --------   --------   --------    --------
Net income per diluted share...  $     1.08   $    .75   $    .57   $    .02    $    .50
Weighted average number of
 diluted shares outstanding....     111,975     93,752     89,655     85,620      77,806
Income derived from operating
 activities(5).................     154,761     77,099     58,555      9,299      38,257
Capital expenditures and
 acquisitions of businesses....  $  396,668   $174,483   $144,560   $ 62,907    $ 84,752
                                 ----------   --------   --------   --------    --------
[42-43]

                                                              AS OF DECEMBER 31,
                                        --------------------------------------------------------------
BALANCE SHEET DATA(1)(2)                   2001         2000         1999         1998         1997
------------------------                ----------   ----------   ----------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT RATIO DATA)
Cash and short-term marketable
 securities...........................  $  541,612   $  336,251   $  111,666   $   23,450   $   12,606
Working capital.......................     700,816      524,437      195,817       36,822       62,571
Long-term marketable securities.......     377,025      214,702           --       23,890       29,529
Property, plant and equipment, net....   2,433,247    1,821,392    1,669,466    1,127,154      923,402
Total assets..........................   4,151,915    3,136,868    2,398,003    1,465,907    1,281,306
Long-term obligations.................   1,567,616      854,777      482,600      217,034      226,299
Stockholders' equity..................  $1,857,866   $1,806,468   $1,470,074   $  867,469   $  767,340
Funded debt to capital ratio(6).......      0.46:1       0.32:1       0.25:1       0.26:1       0.27:1
Net funded debt to capital ratio(7)...      0.26:1       0.15:1       0.20:1       0.17:1       0.20:1
                                        ----------   ----------   ----------   ----------   ----------

                                                         AS OF SEPTEMBER 30,
                                        ------------------------------------------------------
BALANCE SHEET DATA(1)(2)                   1997        1996       1995       1994       1993
------------------------                ----------   --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT RATIO DATA)
Cash and short-term marketable
 securities...........................  $   11,044   $104,027   $ 15,334   $ 45,232   $ 70,458
Working capital.......................      70,872    172,091     33,892     77,248    113,653
Long-term marketable securities.......      42,279     11,839      9,645     20,266         --
Property, plant and equipment, net....     861,393    511,203    393,464    283,141    270,865
Total assets..........................   1,234,232    871,274    593,272    490,273    493,927
Long-term obligations.................     229,507    229,504     51,478     61,879     73,109
Stockholders' equity..................  $  727,843   $457,822   $368,750   $317,424   $307,583
Funded debt to capital ratio(6).......      0.27:1     0.35:1     0.20:1     0.21:1     0.24:1
Net funded debt to capital ratio(7)...      0.20:1     0.21:1     0.09:1     0.02:1     0.04:1
                                        ----------   --------   --------   --------   --------

---------------

(1) The results of operations and financial position for all years prior to 1995 have been retroactively restated to include the results of operations and financial position of Sundowner Offshore Services, Inc., which was acquired by us during October 1994. Other acquisitions' results of operations and financial position have been included beginning on the respective dates of acquisition and include Command Drilling Corporation (November 2001), our Argentina operation (January 2001), Pool Energy Services Co. (November
    1999), Bayard Drilling Technologies, Inc. (April 1999), New Prospect Drilling Company (May 1998), Can-Tex Drilling & Exploration, Ltd. land rigs (May 1998), Veco Drilling, Inc. land rigs (November 1997), Diamond L Drilling & Production land rigs (November 1997), Cleveland Drilling Company, Inc. (August 1997), Chesley Pruet Drilling Company (April 1997), Adcor-Nicklos Drilling Company (January 1997, retroactive to October 1996), Noble Drilling Corporation land rigs (December 1996), Exeter Drilling Company and its subsidiary, J.W. Gibson Well Services Company (April 1996), Delta Drilling Company (January 1995) and Grace Drilling Company (June
    1993). The results of operations also reflect the disposition of our UK North Sea (November 1996) and J.W. Gibson (January 1998) operations.

(2) We changed our fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. The three-month transition period from October 1, 1997 through December 31, 1997 preceded the start of the new fiscal year.

(3) Represents unaudited recast financial data for the twelve months ended December 31, 1997. This data was derived by adjusting the audited results for the year ended September 30, 1997 to exclude the unaudited results for the quarter ended December 31, 1996 and to include the audited results for the three months ended December 31, 1997.

(4) Represents reduction in book value of our Yemen logistical assets and inventory, as well as facility closure costs in certain international areas, including Yemen, totaling $.35 per share.

(5) Income derived from operating activities is computed by: subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates. Such amounts should not be used as a substitute to those amounts reported under accounting principles generally accepted in the United States of America. However, management does evaluate the performance of its business units and the consolidated company based on income derived from operating activities because it believes that this financial measure is an accurate reflection of the ongoing profitability of our company.

(6) The funded debt to capital ratio is calculated by dividing funded debt by funded debt plus capital. Funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term obligations and (3) long-term obligations. Capital is defined as stockholders' equity.

(7) The net funded debt to capital ratio is calculated by dividing net funded debt by net funded debt plus capital. Net funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term obligations and (3) long-term obligations minus the sum of (1) cash and cash equivalents, (2) short-term marketable securities and (3) long-term marketable securities. Capital is defined as stockholders' equity.

                               NABORS INDUSTRIES

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000

     Our operating results for 2001 were the highest in Nabors' history and significantly above our fiscal year 2000 results. Operating revenues and Earnings from unconsolidated affiliates for fiscal year 2001 totaled $2.2 billion, representing an increase of $793.4 million, or 58%, as compared to fiscal year 2000. Income derived from operating activities and net income for 2001 totaled $535.7 million and $357.5 million ($2.24 per diluted share), respectively, representing increases of 146% and 160% as compared to 2000.

     The increase in our operating results was due to substantial improvements in essentially all of our business units, driven primarily by higher prices for natural gas and oil due to tightness of supply and demand that continued until the beginning of the third quarter of 2001. The increase in the price of natural gas and the sustained higher price of oil during the two-year period from August 1999 to August 2001 resulted in increased spending by our customers for our services. This increased spending had been especially evident in our US Lower 48, Canada and US Offshore operations for natural gas-related drilling and workover activities and our US land well-servicing business which is more directed toward oil.

     However, beginning in the third quarter of 2001, a reduction in demand for natural gas that was caused by high natural gas prices and a general contraction in the nation's economy and later in the year, warm weather resulted in a build up of excess supply of natural gas. This caused US natural gas prices to decline. Natural gas prices (per the Bloomberg average US natural gas spot price), which averaged $5.17 per mcf during the first six months of 2001 and spiked as high as $9.88 per mcf in January 2001, declined significantly, averaging only $2.47 per mcf during the second half of 2001. This significant drop in the price of natural gas reached a low of $1.69 per mcf in September 2001, and resulted in the rapid weakening of natural gas-related drilling activity in the US Lower 48 and US Offshore markets. Oil prices also began to decline during this period with average prices (per the West Texas Intermediate crude oil spot price) of $27.79 per barrel during the first nine months of 2001, decreasing to $20.46 per barrel during the fourth quarter of 2001. The US active land rig count, which averaged 1,022 working rigs during the nine months ended September 30, 2001 and peaked at 1,100 rigs in July 2001, declined to an average of 853 rigs during the fourth quarter of 2001 and a low of 759 rigs in December 2001. Similarly, our US Lower 48 equivalent rig years averaged 231 years during the first nine months of 2001 and declined to an average of 145 years during the fourth quarter of 2001. (Rig years represents a measure of the number of equivalent rigs operating during a given period. For example, one rig operating
182.5 days during a 365-day period represents 0.5 rig years.)

     The decrease in commodity prices and the corresponding lagging decline in our rig activity that began during the third quarter in our US Lower 48 and US Offshore markets resulted in declining overall profitability for Nabors beginning in the fourth quarter of 2001. We expect that these weakened market conditions will continue through at least the first half of 2002. Despite this negative near-term outlook, we believe the longer-term outlook for our North American businesses is quite strong. In addition, our International land and International offshore operations are expected to increase significantly during 2002 as a result of a number of new long-term contracts.

[44-45]

     The following tables set forth certain information with respect to our reportable segments, rig activity and certain industry data:

                                 YEAR ENDED DECEMBER 31,                 INCREASE (DECREASE)
                            ----------------------------------   -----------------------------------
                               2001         2000        1999      2001 TO 2000        2000 TO 1999
                            ----------   ----------   --------   ---------------     ---------------
                                     (IN THOUSANDS, EXCEPT PERCENTAGES)
Reportable segments:
  Operating revenues and
    Earnings from
    unconsolidated
    affiliates:
    Contract
      drilling(1).........  $2,018,382   $1,266,902   $605,271   $751,480    59%     $661,631    109%
    Manufacturing and
      logistics(2)........     256,995      173,917     50,890     83,078    48%      123,027    242%
    Other(3)..............    (117,333)     (76,205)   (13,897)   (41,128)  (54%)     (62,308)  (448%)
                            ----------   ----------   --------   --------   ---      --------   ----
                            $2,158,044   $1,364,614   $642,264   $793,430    58%     $722,350    112%
                            ==========   ==========   ========   ========   ===      ========   ====
  Income derived from
    operating
    activities:(4)
    Contract
      drilling(1).........  $  500,864   $  204,543   $ 70,759   $296,321   145%     $133,784    189%
    Manufacturing and
      logistics(2)........      87,847       47,900      4,428     39,947    83%       43,472    (5)
    Other(6)..............     (53,000)     (35,068)   (16,779)   (17,932)  (51%)     (18,289)  (109%)
                            ----------   ----------   --------   --------   ---      --------   ----
                            $  535,711   $  217,375   $ 58,408   $318,336   146%     $158,967    272%
                            ==========   ==========   ========   ========   ===      ========   ====

---------------

(1) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $19.6 million, $18.0 million and $.8 million for 2001, 2000 and 1999, respectively.

(2) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $17.3 million, $19.5 million and $3.0 million for 2001, 2000 and 1999, respectively.

(3) Includes the elimination of inter-segment manufacturing and logistics sales.

(4) Income derived from operating activities is computed by: subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates. Such amounts should not be used as a substitute to those amounts reported under accounting principles generally accepted in the United States of America. However, management does evaluate the performance of its business units and the consolidated company based on income derived from operating activities because it believes that this financial measure is an accurate reflection of the ongoing profitability of our company.

(5) The percentage is so large that it is not meaningful.

(6) Includes the elimination of inter-segment transactions and unallocated corporate expenses.

                                           YEAR ENDED DECEMBER 31,          INCREASE (DECREASE)
                                           -----------------------    -------------------------------
                                           2001     2000     1999     2001 TO 2000       2000 TO 1999
                                           -----    -----    -----    -------------      ------------
Rig activity:(1)
  Rig years(2)..........................   324.3    262.8    149.5    61.5     23%       113.3    76%
  Rig utilization.......................      56%      46%      31%     10%    22%          15%   48%
Vessel activity:
  Vessel years(3).......................    24.3     21.1      (4)     3.2     15%          (4)   (4)
  Vessel utilization....................      71%      69%     (4)       2%     3%          (4)   (4)
Well-servicing activity:
  Well-servicing hours(5)...............   1,944    1,757      (4)     187     11%          (4)   (4)
  Well-servicing utilization............      68%      64%     (4)       4%     6%          (4)   (4)

---------------

(1) Excludes labor contracts and domestic land well-servicing rigs. Includes percentage ownership of rigs from unconsolidated affiliates.

(2) Rig years represents a measure of the number of equivalent rigs operating during a given period. For example, one rig operating 182.5 days during a 365-day period represents 0.5 rig years.

(3) Vessel years represents a measure of the number of equivalent vessels operating during a given period. For example, one vessel operating 182.5 days during a 365-day period represents 0.5 vessel years.

(4) The supply vessel and well-servicing operations were acquired during November 1999 as part of the Pool acquisition.

(5) Well-servicing hours represents the number of hours a well-servicing rig operates during the year.

                                         YEAR ENDED DECEMBER 31,          INCREASE (DECREASE)
                                         ------------------------   -------------------------------
                                          2001     2000     1999    2001 TO 2000      2000 TO 1999
                                         ------   ------   ------   -------------     -------------
Industry data:
  Average US natural gas spot price
    ($/mcf)(1).........................  $ 3.80   $ 4.17   $ 2.19   $ (.37)   (9%)    $ 1.98    90%
  Average West Texas intermediate crude
    oil spot price ($/bbl)(1)..........  $25.96   $30.37   $19.30   $(4.41)  (15%)    $11.07    57%
  Average US land rig count(2).........     980      762      502      218    29%        260    52%
  Average International land rig
    count(2)...........................     525      466      408       59    13%         58    14%
  Average Canadian land rig count(2)...     336      340      240       (4)   (1%)       100    42%
  Average US offshore rig count(2).....     153      140      106       13     9%         34    32%

---------------

(1) Source: Bloomberg

(2) Source: Baker Hughes

 Contract Drilling

     This segment includes our drilling, workover and well-servicing operations, on land and offshore. Operating revenues and Earnings from unconsolidated affiliates for the contract drilling segment totaled $2.0 billion and income derived from operating activities totaled $500.9 million during 2001, representing increases of 59% and 145%, respectively, compared to the prior year. Equivalent rig years (excluding labor contracts and domestic land well-servicing rigs) increased to 324.3 years during 2001 from an average of
262.8 years during the prior year. All of our contract drilling operations recorded higher revenues in 2001 compared to 2000 as a result of increased drilling and workover activity and higher average dayrates due to relatively higher natural gas and oil prices during the first six months of 2001.

     Alaskan revenues increased during 2001 due to higher equivalent rig years and higher average dayrates. Equivalent rig years in Alaska increased to 10.8 years during 2001 from 8.5 years during 2000.

     US Lower 48 drilling revenues increased dramatically during 2001 as a result of increased demand for drilling services during the first half of the year. To meet the increased demand for additional rigs, during

September 2000, we implemented a capital expenditure program to refurbish, recommission, and in many cases, upgrade our stacked, domestic drilling fleet. As part of this program, which was deferred during the fourth quarter of 2001, we recommissioned 113 rigs and partially completed 32 rigs. The prolonged strength of the North American natural gas market that continued until the beginning of the third quarter of 2001 resulted in significant increases in both equivalent rig years and dayrates. However, this positive trend ended in July 2001, due to the continued steady decline in US natural gas prices. As a result of these lower natural gas prices, the majority of our customers' drilling programs declined and demand for additional rigs in the US Lower 48 drilling market was substantially reduced. We began to experience deterioration in North American gas rig activity during the third quarter of 2001 and expect utilization and pricing to bottom out in the first half of 2002. Nevertheless, US Lower 48 equivalent rig years increased to 209.8 years during 2001 from 158.3 years during 2000.

     US land well-servicing revenues increased during 2001 due to increased rates per hour and activity resulting from higher natural gas and oil prices. US land well-servicing rig hours increased to 1.94 million hours during 2001 from
1.76 million hours during 2000.

     US Offshore revenues increased during 2001 due to higher average dayrates, partially offset by lower equivalent rig years. The positive trend of increased revenues ended during July 2001 as a result of the decline in natural gas and oil prices during the third quarter of 2001. Offshore equivalent rig years decreased to 28.8 years during 2001 from 30.8 years during 2000.

     Canadian revenues were higher during 2001 due to higher average dayrates associated with continued strong demand for natural gas drilling services throughout the Canadian market. During November 2001, we expanded our presence in Canada by completing our acquisition of Command Drilling Corporation which owned 15 rigs that operate in the Canadian Rockies. Equivalent rig years in Canada decreased slightly to 20.4 years during 2001 from 21.5 years during 2000.

     International revenues increased during 2001 due to higher average dayrates and higher equivalent rig years in our South American operations, primarily in Colombia, Ecuador and Trinidad, and our African operations, primarily in Algeria. Additionally, effective January 1, 2001, we purchased our partner's 49% interest in our Argentina operation for $4.5 million, and we now own and consolidate 100% of this operation. Prior to January 1, 2001, our interest was accounted for using the equity method of accounting because Nabors' ability to control the entity's operations was restricted by certain substantive participating rights granted to the minority shareholder. International equivalent rig years increased to 54.5 years during 2001 from 43.7 years during 2000.

  Manufacturing and Logistics

     This segment includes our supply vessel, top drive manufacturing, rig instrumentation and software, and construction and transportation operations. Manufacturing and logistics Operating revenues and Earnings from unconsolidated affiliates were $257.0 million during 2001, representing an increase of 48% compared with the prior year. Income derived from operating activities increased to $87.8 million compared to $47.9 million in the prior year, representing an 83% increase. Increases in this segment resulted primarily from higher average dayrates and utilization in our supply vessel and US trucking operations and from increased top drive sales. Equivalent supply vessel years increased to 24.3 years during 2001 from 21.1 years during 2000.

 OTHER FINANCIAL INFORMATION

     Our gross margin percentage increased to 38.9% in 2001 from 33.1% in 2000, primarily due to higher average dayrates at virtually all of our business units. Gross margin percentage is calculated by dividing gross margin by operating revenues. Gross margin is calculated by subtracting direct costs from operating revenues.

     General and administrative expenses increased by $29.0 million, or 27%, in 2001 compared to 2000 due to increased rig activity. As a percentage of operating [46-47] revenues, general and administrative expenses decreased during 2001 as compared to 2000 (6.4% vs. 8.0%) as these expenses were spread over a larger revenue base.

     Depreciation and amortization expense increased by $37.5 million, or 25%, in 2001 compared to 2000 due to capital expenditures during 2000 and 2001 and increased rig activity during 2001. Effective October 1, 2001, we changed the depreciable lives of our drilling and workover rigs from 4,200 to 4,900 active days, our jackup rigs from 4,200 to 8,030 active days and certain other drilling equipment lives to better reflect the estimated useful lives of these assets. The effect of this change in accounting estimate was accounted for on a prospective basis beginning October 1, 2001 and increased net income by approximately $5.5 million ($.03 per diluted share) for 2001.

     Interest expense increased during 2001 due to higher average debt outstanding, resulting from the issuance of our $825 million zero coupon convertible senior debentures in June 2000 and our $1.381 billion zero coupon convertible senior debentures in February 2001. See further discussion under "Liquidity and Capital Resources". Interest income increased during 2001 due to higher average cash balances resulting from the investment of the proceeds from the issuances of these debentures.

     Other income decreased during 2001 primarily due to lower gains on marketable securities reflecting the general downturn in the equity market, partially offset by higher gains on dispositions of long-term assets. We realized net gains on sales of marketable securities totaling $.2 million and unrealized holding losses on marketable securities classified as trading totaling $.7 million. We also realized $10.2 million on the disposition of long-term assets.

     Our effective income tax rate was 36% during 2001 compared to 40% in the prior year. This lower effective tax rate is primarily due to certain transfers of foreign assets formerly owned by our US entities to our foreign companies operating the assets, which generally operate in lower tax jurisdictions.

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

     The significant increase in our operating results is due to substantial year-over-year improvements in all of our business units and to the addition of the Pool Energy Services Co. operations acquired in November 1999. In accordance with the purchase method of accounting, Pool's results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. Therefore, only 37 days of Pool's operating results were included in our 1999 results. The improvement in our business units' performance reflects the continuation of a positive trend that began during the third quarter of 1999 in response to higher average natural gas and oil prices. Natural gas prices, which averaged $2.19 per mcf during 1999, increased steadily over the year and averaged $4.17 per mcf during 2000. Oil prices also increased significantly with average prices of $30.37 per barrel during 2000, up from $19.30 per barrel on average during 1999. The increase in natural gas and oil prices during 2000 resulted in increased capital spending by our customers for services provided by Nabors. This increased spending was especially evident in our US Lower 48, Canada and Gulf of Mexico operations for natural gas-related drilling and workover activities. The increase in North American land drilling activity is illustrated by the increase in the total US active land rig count which averaged 762 working rigs during 2000 compared to 502 working rigs during 1999. Additionally, the Canadian land rig count averaged 340 working rigs during 2000 compared to 240 working rigs during 1999 and the US offshore rig count averaged 140 rigs during 2000 compared to 106 rigs during 1999.

  Contract Drilling

     Operating revenues and Earnings from unconsolidated affiliates for the contract drilling segment totaled $1.3 billion and income derived from operating activities totaled $204.5 million during 2000, representing increases of 109% and 189%, respectively, compared to the prior year. Equivalent rig years (excluding labor contracts and domestic land well-servicing rigs) increased to 262.8 years during 2000 from an average of
149.5 years during the prior year. Most of our contract drilling operations recorded higher revenues in 2000 compared to 1999 as a result of increased drilling and workover activity, higher average dayrates due to higher natural gas and oil prices and the addition of the Pool rigs acquired on November 24, 1999.

     Alaskan revenues increased during 2000 due to higher equivalent rig years resulting from the addition of working Pool rigs and higher average dayrates. Equivalent rig years in Alaska increased to 8.5 years during 2000 from 5.8 years during 1999.

     US Lower 48 drilling revenues increased dramatically during 2000 as a result of increased demand for drilling services. The prolonged strength of the North American natural gas market has resulted in significant increases in both equivalent rig years and dayrates. US Lower 48 equivalent rig years increased to
158.3 years during 2000 from 97.3 years during 1999.

     US land well-servicing operations improved during 2000 due to increased activity and rates per hour resulting from higher natural gas and oil prices. US land well-servicing hours were 1.76 million hours during 2000. Because this unit was acquired in November 1999, only 37 days of operations were included in our prior year results.

     US Offshore revenues increased during 2000 in the Gulf of Mexico. The increase in revenues in the Gulf of Mexico resulted from the addition of the active Pool rigs and increased platform, jackup and barge workover activity and higher average dayrates. However, drilling revenues and activity were essentially flat. Offshore equivalent rig years increased to 30.8 years during 2000 from 10.7 years during 1999.

     Canadian revenues were higher during 2000 due to higher equivalent rig years and dayrates associated with continued strong demand for natural gas drilling services throughout the Canadian market. Equivalent rig years in Canada increased to 21.5 years during 2000 from 12.9 years during 1999.

     International revenues increased during 2000 due to the addition of Pool operations in South America and the Middle East, and rigs working in Colombia, Kenya, Qatar and Yemen under new contracts. This was partially offset by decreased revenues due to lower activity in certain areas, such as Bolivia, Kazakhstan and the United Arab Emirates. Additionally, effective January 1, 2000, our Saudi Arabia rigs began operating as part of Pool Arabia Company, Ltd., a joint venture with a Saudi Arabian partner. The joint venture is accounted for using the equity method of accounting and accordingly, its results of operations are included in earnings from unconsolidated affiliates. International equivalent rig years increased to 43.7 years during 2000 from 22.8 years during 1999.

 Manufacturing and Logistics

     Manufacturing and logistics Operating revenues and Earnings from unconsolidated affiliates were $173.9 million during 2000, representing an increase of 242% compared with the prior year. Income derived from operating activities increased to $47.9 million compared to $4.4 million in the prior year. Increases in this segment resulted from increased top drive sales and a strong construction season on the North Slope of Alaska by our joint venture construction entity. The inclusion of our US Lower 48 trucking operations, which became 100% owned by Nabors in November 1999, and our supply vessel operation acquired as part of the Pool transaction, also contributed to the increases. Equivalent supply vessel years were 21.1 years during 2000.

 OTHER FINANCIAL INFORMATION

     Nabors' gross margin percentage is affected by changes in the mix of revenues derived from our various areas of operations. For example, contracts in our US Lower 48 operation typically earn a lower gross margin percentage than Alaska, international and offshore contracts. The gross margin percentage decreased slightly to 33.1% in 2000 from 34.4% in 1999 due to a higher percentage of revenues being generated from Nabors' US Lower 48 operations in 2000 than in 1999. As a result of the addition of

Pool's US land well-servicing operations and the increase in activity in the US Lower 48 drilling operations, combined revenues from our US Lower 48 drilling and well-servicing operations, as a percentage of our total revenues, equaled 55.9% during 2000 compared to 44.7% in 1999 for our US Lower 48 drilling operations and 37 days of our well-servicing operations. This decrease in gross margin percentage has been somewhat offset by increasing gross margin percentages in most of our business units due to higher average dayrates.

     General and administrative expenses increased $41.2 million, or 63%, in 2000 compared to 1999. Depreciation and amortization expense increased $52.5 million, or 53%, in 2000 compared to 1999. These increases were due to the acquisitions of Pool Energy Services Co. and Bayard Drilling Technologies, Inc. during November and April 1999, respectively, increased rig activity and capital expenditures made during 1999 and 2000.

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

     Our effective income tax rate was 40% during 2000 compared to 39% in the prior year. This increase is primarily due to the amortization of non-deductible goodwill that was recorded as part of the acquisitions of Pool and Bayard Drilling Technologies, Inc. during 1999.

[48-49]

LIQUIDITY AND CAPITAL RESOURCES

     We currently have cash and cash equivalents and investments in marketable securities totaling $918.6 million. In addition, we generate significant cash from operations over the course of a twelve-month period. We also have substantial borrowing capacity under various credit facility arrangements and have access to public debt and equity capital markets. Our ability to raise money in the public markets is enhanced by our senior unsecured debt ratings as provided by Moody's Investor Service and Standard & Poor's, which are currently "A(3)" and "A-", respectively.

     During 2001, our Board of Directors authorized the repurchase of up to $400 million of our common stock. In accordance with this authorization, we purchased
6.2 million shares of our common stock for approximately $248.0 million through year-end. These shares are now held in treasury.

     During February 2001, we completed a private placement of zero coupon convertible senior debentures due 2021. On issuance, the aggregate principal amount of the debentures at maturity totaled $1.381 billion. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $828.0 million. The original issue price of the debentures was $608.41 per $1,000 principal amount at maturity. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest.

     At the holder's option, the debentures can be converted, at any time prior to maturity or their earlier redemption, into Nabors common stock, at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate is subject to adjustment under formulae as set forth in the indenture (the agreement governing the terms of the debt) in certain events, including: (1) the issuance of Nabors common stock as a dividend or distribution on the common stock; (2) certain subdivisions and combinations of the common stock; (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock; (4) the distribution of capital stock, other than Nabors common stock, to Nabors' stockholders or evidences of Nabors' indebtedness or of assets; and (5) distribution consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed certain amounts. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures.

     The debentures can be put to us on February 5, 2006, February 5, 2011 and February 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash, depending upon our cash balances and cash requirements at that time. We do not presently anticipate using stock to satisfy any such future purchase obligations.

     In accordance with the indenture with respect to the debt securities, we cannot redeem the debentures before February 5, 2006, after which, we may redeem all or a portion of the debentures for cash at their accreted value.

     The proceeds from the issuance of the debentures will be used for general corporate purposes, including but not limited to, working capital, investments in subsidiaries and possible future business acquisitions. The proceeds have been invested in cash and marketable securities.

     On May 11, 2001, Nabors' registration statement with respect to resales of these debentures became effective.

     The issuance of the debentures caused a default of the debt to capitalization ratio covenant under our $200 million unsecured revolving credit facility and a related $30 million letter of credit facility. At the time of the default, there were no outstanding borrowings on the $200 million unsecured revolving credit facility. The debt to capitalization ratio covenant has since been amended so that we are now in compliance and the default has been waived by the banks in the syndicate and under the letter of credit facility.

     During the third quarter of 2001, we entered into several private transactions with a counterparty to purchase $70 million face value of our $825 million zero coupon convertible senior debentures due 2020 at an average price of $606.07 for each $1,000 face amount of debentures and $181 million face value of our $1.381 billion zero coupon convertible senior debentures due 2021 at an average price of $528.30 for each $1,000 face amount of debentures. Upon settlement of these transactions in December 2001, we paid $139.8 million to the counterparty and recognized an extraordinary gain, net of income taxes, of approximately $9.7 million ($.06 per diluted share), resulting from the repayment of the debentures at less than the amount recorded on our books.

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

     We had working capital of $700.8 million as of December 31, 2001, representing a $176.4 million increase compared to December 31, 2000. The increase in working capital is primarily attributable to an increase in marketable securities partially offset by an increase in accrued liabilities.

     Our funded debt to capital ratio was 0.46:1 as of December 31, 2001, as compared to 0.32:1 as of December 31, 2000. Our net funded debt to capital ratio was 0.26:1 as of December 31, 2001, as compared to 0.15:1 as of December 31, 2000. Funded debt to capital ratio is calculated by dividing funded debt by funded debt plus capital. Funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term obligations and (3) long-term obligations. Capital is defined as stockholders' equity. The net funded debt to capital ratio nets cash and cash equivalents, short-term marketable securities and long-term marketable securities against funded debt. This ratio is calculated by dividing net funded debt by net funded debt plus capital. Both of these ratios are a method for calculating the amount of leverage a company has in relation to its capital. The increase in these ratios is due to the increase in our funded debt and net funded debt resulting from our February 2001 issuance of the $1.381 billion zero coupon debentures due 2021, partially offset by the repurchases of certain debt discussed above. Our stockholders' equity increased slightly due to our 2001 net income, partially offset by repurchases of our common stock during 2001.

     Net cash provided by operating activities totaled $694.9 million during 2001, compared to $219.4 million during the prior year. During 2001, net income was increased for non-cash items such as depreciation, amortization and deferred taxes and decreased for earnings from unconsolidated affiliates. Cash was provided by an increase in accrued liabilities. During the prior year, net income was increased for non-cash items such as depreciation, amortization and deferred taxes and decreased for earnings from unconsolidated affiliates and gains on sales of marketable securities. Cash was used by an overall increase in our working capital accounts, primarily accounts receivable.

     Net cash used for investing activities totaled $1.12 billion during 2001, compared to $576.0 million during the prior year. We used cash primarily for purchases of marketable securities and for capital expenditures during both 2001 and 2000. In addition, approximately $65.1 million was used in the acquisition of Command Drilling Corporation in 2001. The sale of marketable securities and the disposition of long-term assets during both 2001 and 2000 provided cash from investing activities.

     Financing activities provided cash totaling $432.4 million during 2001, compared to $473.3 million during the prior year. During 2001, cash was primarily provided by the $840.3 million in proceeds from our issuance of the $1.381 billion zero coupon convertible senior debentures during February 2001. This was partially offset by $156.0 million of cash used for the reduction of long-term borrowings, primarily attributable to the repurchase of a portion of our zero coupon convertible senior debentures. In addition, we used $248.0 million of cash to repurchase shares of our common stock. During the prior year, cash was primarily provided by the $501.9 million in proceeds from our issuance of the $825 million zero coupon convertible senior debentures during June 2000 and our receipt of proceeds from the exercise of options and warrants to acquire
9.7 million shares of our common stock. This was partially offset by cash used for the repurchase of approximately $107.8 million of the Pool 8.625% notes and $25.0 million of our 6.8% notes.

     Our cash and cash equivalents and investments in short-term and long-term marketable securities totaled $918.6 million as of December 31, 2001. We currently have credit facility arrangements with various banks with total availability of $259.8 million. As of December 31, 2001, our remaining availability, after outstanding letters of credit, totaled approximately $225.5 million. Our primary $200 million unsecured revolving credit facility expires on September 5, 2002. We plan to replace this facility with a similar facility prior to September 2002. This credit facility is guaranteed by certain subsidiaries of Nabors and contains affirmative and negative covenants regarding, among other things, limitation on liens and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth.

     The following table summarizes our contractual cash obligations as of December 31, 2001.

                                                     PAYMENTS DUE BY PERIOD
                                   -----------------------------------------------------------
                                                LESS THAN
                                     TOTAL       1 YEAR     2-3 YEARS   4-5 YEARS   THEREAFTER
                                   ----------   ---------   ---------   ---------   ----------
                                                         (IN THOUSANDS)
Contractual cash obligations:
  Long-term obligations:
     Principal(1)................  $2,301,411    $ 2,510    $301,536     $    --    $1,997,365
     Interest....................      69,671     24,184      33,667       7,274         4,546
  Operating leases (Note 11).....      46,533     14,014      24,030       7,807           682
  Capital expenditure purchase
     commitments (Note 11).......      32,000     32,000          --          --            --
  Employment contracts (Note
     11).........................       8,425      1,850       3,425       3,150            --
                                   ----------    -------    --------     -------    ----------
  Total contractual cash
     obligations.................  $2,458,040    $74,558    $362,658     $18,231    $2,002,593
                                   ==========    =======    ========     =======    ==========

---------------

(1) Assuming zero coupon convertible senior debentures are paid at stated maturity date. If the debentures are put to us on the respective first put dates, we would be required to make payments of $494.9 million in 2003 for the $825 million debentures due 2020 and $826.8 million in 2006 for the $1.381 billion debentures due 2021 (Note 7).

[50-51]

     During September 2000, we implemented a capital expenditure program to refurbish, recommission and, in many cases, upgrade our stacked, domestic drilling fleet. As part of this program, which was deferred during the fourth quarter of 2001 due to the declining market conditions in the drilling sector, we recommissioned 113 rigs and partially completed 32 rigs for an aggregate of approximately $230 million in capital expenditures.

     Historical capital expenditures and acquisitions of businesses are classified as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
New construction.....................................  $ 17,374   $ 64,512   $  5,297
Enhancement..........................................   398,513     79,251     16,481
Acquisitions.........................................   137,355     28,388    591,141
Sustaining...........................................   231,683    128,486     54,598
                                                       --------   --------   --------
                                                       $784,925   $300,637   $667,517
                                                       ========   ========   ========

     As of December 31, 2001, we had outstanding capital expenditure purchase commitments of approximately $32.0 million, primarily for rig-related sustaining capital expenditures. Projected capital expenditures for 2002 for sustaining and known new construction and enhancement projects are expected to total approximately $230.0 million. We have historically completed a number of acquisitions during down markets and will continue to evaluate opportunities to acquire assets or businesses to enhance our operations.

     Several of our previous acquisitions were funded through issuances of our common stock. Future acquisitions may be paid for using existing cash, borrowings under lines of credit or issuance of debt or Nabors stock. Such capital expenditures and acquisitions are at our discretion and will depend on our view of market conditions and other factors.

     On February 26, 2002, Nabors announced it had reached an agreement to purchase all of the outstanding common shares of Enserco Energy Services Company Inc., a Canadian publicly-held corporation, at a price of $15.50 Canadian per share (plus additional consideration calculated at the rate of 6% per annum from and including February 26, 2002 to and including the date of closing) for a total purchase price of $430 million Canadian or approximately $270 million equivalent US dollars. The purchase price is payable, at the election of each Enserco shareholder, in cash or in shares of a Canadian subsidiary of Nabors that will be exchangeable into shares of Nabors common stock on a 1:1 basis. The transaction is subject to certain regulatory approvals and must be approved by at least two-thirds of the votes cast at a special meeting of Enserco shareholders. The transaction is currently expected to close on or about April 26, 2002.

     Nabors also separately agreed to acquire from two Enserco shareholders Enserco common shares representing approximately 20.5% of the issued and outstanding Enserco shares for $15.50 Canadian per share, subject to certain closing conditions and receipt of regulatory approvals. These purchases closed March 18, 2002. In addition, certain persons who own or control an aggregate of 3,748,795 Enserco common shares and options to acquire an aggregate of 511,240 Enserco common shares have agreed, subject to the terms and conditions of those agreements, to vote their Enserco common shares (including Enserco common shares acquired on the exercise of such options) in favor of the Nabors acquisition.

     Nabors believes that as a result of these purchase agreements, Nabors will be able to direct the vote of approximately 36% of the outstanding common shares of Enserco after giving effect to the exercise of the options.

     The Enserco acquisition increases our position in Canada with assets that are relatively new and in excellent condition, allowing us to provide services to many of our key US customers who have increased their presence in Canada as it has become even more strategic to the North American gas supply.

     Our current cash and cash equivalents, short-term and long-term investments in marketable securities, credit facility position and projected cash flow generated from current operations are expected to adequately finance the acquisition of Enserco and our sustaining capital expenditures and debt service requirements for the next twelve months.

  Proposed Corporate Restructuring

     In January 2002, our Board of Directors approved an Agreement and Plan of Merger which would effectively change Nabors' place of incorporation from Delaware to Bermuda. If approved by the shareholders, the reorganization will be accomplished through the merger of a newly formed Delaware subsidiary owned by Nabors Industries Ltd., a Bermuda company ("Nabors Bermuda"), into Nabors. Nabors will be the surviving company in the merger and become a wholly-owned, indirect subsidiary of Nabors Bermuda. As a result of the merger, all outstanding shares of Nabors common stock will automatically convert into the right to receive Nabors Bermuda common shares so that the shareholders of Nabors on the date of the merger will own shares in a Bermuda company rather than a Delaware corporation.

     The Board approved the reincorporation transaction because international activities are an important part of our current business and they believe that international operations will continue to grow in the future. Expansion of our international business is an important part of our current business strategy and significant growth opportunities exist in the international marketplace. We believe that reorganizing as a Bermuda company will allow us to implement our business strategy more effectively. In addition, we believe that the reorganization should increase our access to international capital markets and acquisition opportunities, increase our attractiveness to non-US investors, improve global cash management, improve our global tax position and result in a more favorable corporate structure for expansion of our current business.

     It is important to note that several members of the United States Congress have introduced legislation that, if enacted, would have the effect of substantially reducing or eliminating the anticipated tax benefits of the reorganization. In addition, several other members of the United States Congress and the Treasury Department have recently announced the intent to investigate transactions such as the reorganization. As a result of the increased scrutiny of such transactions, changes in the tax laws, tax treaties or tax regulations may occur, with prospective or retroactive effect, which would have a material adverse effect on the tax consequences of the reorganization to Nabors or the tax consequences of the future operations of the reorganized company and its subsidiaries.

     The reorganization is subject to the receipt of certain regulatory and shareholder approvals. We currently anticipate that, if the regulatory approvals are obtained, the matter will be presented to our shareholders for approval in the second quarter. If approved by the shareholders, the reincorporation should also be effected in the second quarter of 2002.

     As a result of Nabors' proposed 2002 corporate restructuring, we may fail to comply with certain covenants contained in our $200 million credit facility agreement. In light of our current cash position, we do not anticipate having to borrow under this facility for the foreseeable future. However, we intend to seek a waiver related to the potential non-compliant covenants. If no waiver is obtained, we would not be able to borrow under the credit agreement. This credit facility had an original five-year term and expires on September 5, 2002. We plan on replacing this credit facility with a similar facility prior to its maturity date. In addition, this default would cause a cross-default under our $30 million letter of credit facility. We presently intend to seek a waiver related to the potential non-compliant covenants. If no waiver is obtained, we will have to replace this letter of credit facility or cash collateralize such letters of credit. In the event we default on these covenants and we are not successful in obtaining waivers, we do not believe our financial position, results of operations or cash flows would be materially affected.

OTHER MATTERS

  RELATED PARTY TRANSACTIONS

     Pursuant to his employment agreement, we provided an unsecured, non-interest bearing loan of approximately $2.9 million to Nabors' President and Chief Operating Officer. This loan is currently due on September 30, 2006, but renews automatically every year in the event the officer's employment agreement is renewed.

     In the ordinary course of business, we enter into various rig leases, rig transportation and related oilfield services agreements with our Alaskan and Saudi Arabian joint venture entities at market prices. Revenues from these business transactions totaled $26.9 million, $27.6 million and $3.2 million in 2001, 2000 and 1999, respectively. Expenses from these business transactions totaled $4.8 million, $4.9 million and $1.3 million in 2001, 2000 and 1999, respectively. Additionally, we had accounts receivable from these affiliated entities of $24.4 million and $16.5 million as of December 31, 2001 and 2000, respectively. We had accounts payable to these affiliated entities of $3.3 million and $.2 million as of December 31, 2001 and 2000, respectively.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.

     SFAS 141 requires all business combinations completed after June 30, 2001, to be accounted for under the purchase method. This standard also establishes for all business combinations consummated after June 30, 2001, specific criteria for the recognition of intangible assets separately from goodwill.

     SFAS 142 addresses the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (3) the amortization period for those intangible assets with finite lives will no longer be limited to 40 years. We adopted SFAS 142 effective January 1, 2002, as required, and will no longer record goodwill amortization expense. Such amortization expense totaled $7.2 million ($.04 per diluted share), $5.9 million ($.04 per diluted share) and $1.9 million ($.02 per diluted share) for the years ended December 31, 2001, 2000 and 1999, respectively.

[52-53]

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations or financial position.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations or financial position.

  CRITICAL ACCOUNTING POLICIES

     Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. The following is a discussion of our critical accounting policies pertaining to property, plant and equipment, impairments, self-insurance accruals, revenue recognition and income taxes as well as the use of estimates.

  Property, Plant and Equipment

     Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. We provide for the depreciation of our drilling and workover rigs using the units-of-production method over an approximate 4,900-day period, with the exception of our jackup rigs which are depreciated over an 8,030-day period, after provision for salvage value. When our drilling and workover rigs are not operating, a depreciation charge is provided using the straight-line method over an assumed depreciable life of 20 years with the exception of our jackup rigs, where a 30-year depreciable life is used.

     Depreciation on buildings, well-servicing rigs, oilfield hauling and mobile equipment, marine transportation and supply vessels, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings -- 10 to 30 years; well-servicing rigs -- 15 to 25 years; marine transportation and supply vessels -- 15 to 25 years; oilfield hauling and mobile equipment and other machinery and equipment -- 3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our results of operations.

  Impairments

     We review our assets for impairment when events or changes in circumstances indicate that the net book values of equipment may not be recovered over their remaining service lives. Provisions for asset impairment are charged to income when the sum of estimated future cash flows, on an undiscounted basis, is less than the asset's net book value. Impairment charges are recorded based on discounted cash flows. There were no impairment losses during the years ended December 31, 2001, 2000 and 1999.

  Self-Insurance Accruals

     Nabors is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits, generally up to $1.0 million per occurrence. We have purchased certain stop-loss coverage in order to limit our exposure to these claims, but there can be no assurance that such coverage will be adequate in all circumstances. Self-insured losses are accrued based upon our actuarial estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and Nabors' historical experience. It is our policy to annually retain an outside actuary to perform a review of the adequacy of our self-insurance claim reserves. Given the recent tightening in the insurance market, it is likely that, in our upcoming insurance renewals, our premiums and deductibles will be substantially higher, and certain insurance coverage either will be unavailable (as is expected to be the case for terrorism coverage) or considerably more expensive than it has been in the recent past.

  Revenue Recognition

     Revenues and costs on daywork contracts are recognized daily as the work progresses, and revenues and costs applicable to footage and turnkey contracts are recognized when the well is completed (completed contract method). For certain contracts, we receive lump-sum payments for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

     Nabors recognizes revenue for those top drives and instrumentation systems it manufactures for third parties when the earnings process is complete. This generally occurs when products are shipped to the customer or services are performed in accordance with the terms of the agreement, title and risk of loss have been transferred, collectibility is probable and pricing is fixed and determinable.

  Income Taxes

     For US federal income tax purposes, we have net operating loss carryforwards of approximately $86.5 million that, if not utilized, will expire from 2002 to 2023. The net operating loss carryforwards for alternative minimum tax purposes are approximately $53.3 million. There are alternative minimum tax credit carryforwards of $18.9 million available to offset future regular tax liabilities.

     We do not provide US income and foreign withholding taxes on unremitted earnings of our international subsidiaries, as these earnings are considered permanently reinvested. Unremitted earnings totaled approximately $212.0 million and $125.0 million as of December 31, 2001 and 2000, respectively. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.

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

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from such estimates. Key estimates used by management include:

     - allowance for doubtful accounts;

     - depreciation and amortization;

     - tax estimates;

     - litigation and insurance reserves;

     - fair values of assets acquired and liabilities assumed.

     For additional information on our accounting policies, see Note 1 to our accompanying consolidated financial statements.

FORWARD-LOOKING STATEMENTS

     The statements in this document that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this document, words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "project", "will", "should", "could", "may", "predict" and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

     - fluctuations in worldwide prices of and demand for natural gas and oil;

     - fluctuations in levels of natural gas and oil exploration and development activities;

     - fluctuations in the demand for our services;

     - the existence of competitors, technological changes and developments in the oilfield services industry;

     - the existence of operating risks inherent in the oilfield services industry;

     - the existence of regulatory uncertainties;

     - the possibility of political instability in any of the countries in which we do business; and

     - general economic conditions.

     Our businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration and production activities, could also materially affect our financial position, results of operations and cash flows.

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

  Foreign Currency Risk

     We operate in a number of international areas and are involved in transactions denominated in currencies other than US dollars, which exposes us to foreign exchange rate risk. The most significant exposures arise in connection with our operations in Canada and Saudi Arabia, which [54-55] usually are substantially unhedged. There may be additional exposure from long-term Riyal-denominated contracts in Saudi Arabia which are being converted to US dollar-denominated contracts upon renewal.

     We have an operation in Argentina that is not significant to our overall profitability. Our Argentina operation contributed approximately 1% of our revenues and less than 1% of our income before income taxes in 2001. As a result of the financial crisis in Argentina, the Argentine government allowed its currency, the peso, to float beginning in January 2002. The peso, which had been pegged to the US dollar for several years, devalued approximately 115% through February 2002. The impact of the devaluation on our results was insignificant as we have an immaterial peso-denominated net liability.

     At various times, we utilize local currency borrowings (foreign currency denominated debt) and the payment structure of customer contracts to selectively hedge exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. A hypothetical 10% decrease in the value of all foreign currencies relative to the US dollar as of December 31, 2001 would result in a $2.9 million decrease in the fair value of our net monetary assets denominated in currencies other than US dollars.

     We do not hold or issue forward exchange contracts or other derivative instruments for speculative purposes. (A foreign exchange contract is a foreign currency transaction, defined as an agreement to exchange different currencies at a given date and at a specified rate.)

  Credit Risk

     Our financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, investments in marketable securities and accounts receivable. Cash equivalents such as deposits and temporary cash investments are held by major banks or investment firms. Our investments in marketable securities are managed within established guidelines which limit the amounts that may be invested with any one issuer. We believe that the credit risk in such instruments is minimal. In addition, our trade receivables are with a variety of domestic, international and national oil and gas companies. Management considers this credit risk to be limited due to these companies' financial resources.

  Interest Rate and Marketable Security Price Risk

     Our financial instruments that are potentially sensitive to changes in interest rates include our variable rate short-term borrowings, our $825 million and $1.381 billion zero coupon convertible senior debentures, 6.8% senior unsecured notes, 8.625% senior subordinated notes and our investments in debt securities, including corporate, asset-backed, US Government, Government agencies, foreign government, mortgage-backed and mortgage-CMO debt securities. As of December 31, 2001, we did not have any variable rate short-term borrowings outstanding.

     The fair value of our fixed rate long-term debt is estimated based on quoted market prices. The book and fair values of Nabors' long-term debt, including the current portion are as follows:

                                                              DECEMBER 31, 2001
                                                   ---------------------------------------
                                                     EFFECTIVE
                                                   INTEREST RATE   BOOK VALUE   FAIR VALUE
                                                   -------------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT INTEREST RATES)
$1.381 billion zero coupon convertible senior
  debentures, due 2021...........................       2.5%       $  746,783   $  668,151
$825 million zero coupon convertible senior
  debentures, due 2020...........................       2.5%          477,132      474,669
6.8% senior unsecured notes......................       6.8%          300,000      315,150
8.625% senior subordinated notes.................     8.625%           42,165       45,391
Other long-term obligations......................       9.0%            4,046        4,046
                                                      ------       ----------   ----------
                                                                   $1,570,126   $1,507,407
                                                                   ==========   ==========

     Our cash and cash equivalents and investments in marketable debt and equity securities are as follows:

                                                               DECEMBER 31, 2001
                                                     --------------------------------------
                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                                                     LIFE
                                                     FAIR VALUE   INTEREST RATES   (YEARS)
                                                     ----------   --------------   --------
                                                      (IN THOUSANDS, EXCEPT INTEREST RATES
                                                           AND WEIGHTED AVERAGE LIFE)
Cash and cash equivalents..........................   $198,443     up to 2.5%         NA
Marketable equity securities.......................     56,553         NA             NA
Marketable debt securities:
Corporate debt securities..........................    276,097    1.93%-9.63%        1.5
US Government debt securities......................     20,263    4.25%-4.75%        1.5
Government agencies debt securities................     91,727    4.00%-6.88%         .9
Foreign government debt securities.................     15,895    7.12%-8.80%        1.2
Mortgage-backed debt securities....................      1,772       7.50%            .4
Mortgage-CMO debt securities.......................      3,620       7.50%           1.1
Asset-backed debt securities.......................    254,267    3.86%-7.75%         .8
                                                      --------     -----------        --
                                                      $918,637
                                                      ========

     Our investments in marketable debt securities listed in the above table are potentially sensitive to changes in interest rates. Additionally, our investment portfolio of marketable debt and equity securities listed in the above table potentially expose us to price risk. The marketable securities are carried at fair market value and include $4.8 million in securities classified as trading and $715.4 million in securities classified as available-for-sale as of December 31, 2001. A hypothetical 10% decrease in the market prices for all securities would decrease the fair market value of our trading securities and available-for-sale securities by $.5 million and $71.5 million, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Nabors Industries, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Nabors Industries, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Houston, Texas
January 23, 2002,
except for Note 16, as to which
the date is March 18, 2002

[56-57]

                               NABORS INDUSTRIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                   SHARE AMOUNTS)
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $  198,443    $  197,312
  Marketable securities.....................................     343,169       138,939
  Accounts receivable, net..................................     361,086       350,302
  Inventory and supplies....................................      18,515        18,029
  Deferred income taxes.....................................      28,145        27,816
  Prepaid expenses and other current assets.................      81,588        71,218
                                                              ----------    ----------
          Total current assets..............................   1,030,946       803,616
Marketable securities.......................................     377,025       214,702
Property, plant and equipment, net..........................   2,433,247     1,821,392
Goodwill, net...............................................     199,048       192,181
Other long-term assets......................................     111,649       104,977
                                                              ----------    ----------
          Total assets......................................  $4,151,915    $3,136,868
                                                              ----------    ----------
                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term obligations..................  $    2,510    $    3,554
  Trade accounts payable....................................     131,821       139,162
  Accrued liabilities.......................................     168,022       113,010
  Income taxes payable......................................      27,777        23,453
                                                              ----------    ----------
          Total current liabilities.........................     330,130       279,179
Long-term obligations.......................................   1,567,616       854,777
Other long-term liabilities.................................     110,902        99,147
Deferred income taxes.......................................     285,401        97,297
                                                              ----------    ----------
          Total liabilities.................................   2,294,049     1,330,400
                                                              ----------    ----------
Commitments and contingencies (Note 11)
Stockholders' equity:
  Common stock, par value $.10 per share:
     Authorized common shares 400,000; issued 147,711 and
      147,155...............................................      14,771        14,715
  Capital in excess of par value............................   1,091,536     1,145,847
  Accumulated other comprehensive income....................       3,260         7,094
  Retained earnings.........................................   1,001,079       643,629
  Less treasury stock, at cost, 6,822 and 589 common
     shares.................................................    (252,780)       (4,817)
                                                              ----------    ----------
          Total stockholders' equity........................   1,857,866     1,806,468
                                                              ----------    ----------
          Total liabilities and stockholders' equity........  $4,151,915    $3,136,868
                                                              ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NABORS INDUSTRIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------
                                                                2001           2000          1999
                                                            ------------   ------------   ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues and other income:
  Operating revenues......................................   $2,121,157     $1,327,124     $638,507
  Earnings from unconsolidated affiliates.................       36,887         37,490        3,757
  Interest income.........................................       53,973         20,581        8,756
  Other income, net.......................................       13,320         24,121        8,860
                                                             ----------     ----------     --------
          Total revenues and other income.................    2,225,337      1,409,316      659,880
                                                             ----------     ----------     --------
Cost and other deductions:
  Direct costs............................................    1,296,941        888,322      418,675
  General and administrative expenses.....................      135,496        106,504       65,288
  Depreciation and amortization...........................      189,896        152,413       99,893
  Interest expense........................................       60,722         35,370       30,395
                                                             ----------     ----------     --------
          Total costs and other deductions................    1,683,055      1,182,609      614,251
                                                             ----------     ----------     --------
Income before income taxes and extraordinary gain.........      542,282        226,707       45,629
                                                             ----------     ----------     --------
Income taxes (benefits):
  Current.................................................       83,718         19,594       (2,478)
  Deferred................................................      110,772         71,639       20,403
                                                             ----------     ----------     --------
          Total income taxes..............................      194,490         91,233       17,925
Income before extraordinary gain..........................      347,792        135,474       27,704
Extraordinary gain, net of income taxes of $5,672 and
  $1,154, respectively....................................        9,658          1,882           --
                                                             ----------     ----------     --------
Net income................................................   $  357,450     $  137,356     $ 27,704
                                                             ----------     ----------     --------
Earnings per share:
  Basic:
     Before extraordinary gain............................   $     2.41     $      .94     $    .25
     Extraordinary gain, net..............................          .07            .01           --
                                                             ----------     ----------     --------
     Net income...........................................   $     2.48     $      .95     $    .25
                                                             ==========     ==========     ========
  Diluted:
     Before extraordinary gain............................   $     2.18     $      .89     $    .23
     Extraordinary gain, net..............................          .06            .01           --
                                                             ----------     ----------     --------
     Net income...........................................   $     2.24     $      .90     $    .23
                                                             ==========     ==========     ========
Weighted average number of shares Outstanding:
  Basic...................................................      144,430        144,344      111,395
                                                             ==========     ==========     ========
  Diluted.................................................      168,790        152,417      120,449
                                                             ==========     ==========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

[58-59]

                               NABORS INDUSTRIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                           -----------------------------------
                                                              2001         2000        1999
                                                           -----------   ---------   ---------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
  Net income.............................................  $   357,450   $ 137,356   $  27,704
  Adjustments to net income:
     Depreciation and amortization.......................      189,896     152,413      99,893
     Deferred income taxes...............................      110,772      71,639      20,403
     Deferred financing costs amortization...............        6,339         183          --
     Discount amortization on zero coupon debentures.....       31,832       6,625          --
     Discount amortization of investments................         (180)         --          --
     Gains on disposition of long-term assets............      (10,246)     (1,713)     (2,915)
     Losses (gains) on marketable securities and
       warrants..........................................          474     (18,800)     (3,656)
     Sales of marketable securities, trading.............           --         401          --
     Foreign currency transaction (gains) losses.........         (419)     (1,441)         37
     Equity in (earnings) losses from unconsolidated
       affiliates, net of dividends......................      (26,386)    (21,540)        343
     Gains on early extinguishment of debt, net..........       (9,658)     (1,882)         --
     Other...............................................          457       1,715         241
  Increase (decrease), net of effects from acquisitions,
     from changes in:
     Accounts receivable.................................        3,026    (144,659)     33,005
     Inventory and supplies..............................         (791)      7,729       9,996
     Prepaid expenses and other current assets...........      (13,753)     17,688      (3,399)
     Other long-term assets..............................       18,017     (20,508)     (8,031)
     Trade accounts payable and accrued liabilities......       30,576      11,283     (15,346)
     Income taxes payable................................          801      10,661     (10,497)
     Other long-term liabilities.........................        6,698      12,298     (13,730)
                                                           -----------   ---------   ---------
          Net cash provided by operating activities......      694,905     219,448     134,048
                                                           -----------   ---------   ---------
Cash flows from investing activities:
  Purchases of marketable securities,
     available-for-sale..................................     (535,499)   (325,286)    (25,375)
  Sales of marketable securities, available-for-sale.....      163,110      42,450       6,602
  Cash received from disposition of long-term assets.....       15,067       7,523       5,650
  Cash (paid for) received from acquisitions of
     businesses, net.....................................      (66,352)         --       6,332
  Capital expenditures...................................     (701,156)   (300,637)    (82,126)
  Investments in unconsolidated affiliates...............           --          --      (1,425)
                                                           -----------   ---------   ---------
          Net cash used for investing activities.........   (1,124,830)   (575,950)    (90,342)
                                                           -----------   ---------   ---------
Cash flows from financing activities:
  Decrease (increase) in restricted cash.................          692       1,634      (1,060)
  Proceeds from long-term borrowings.....................      840,338     501,941     324,707
  Reduction of long-term obligations.....................     (156,001)   (136,434)   (232,864)
  Debt issuance costs....................................      (12,879)     (6,810)     (2,779)
  Decrease in short-term borrowings, net.................           --          --     (73,565)
  Common stock transactions..............................        8,219     112,979       5,687
  Treasury stock transactions............................     (247,963)         --          --
                                                           -----------   ---------   ---------
Net cash provided by financing activities................      432,406     473,310      20,126
                                                           -----------   ---------   ---------
Effect of exchange rate changes on cash..................       (1,350)        (76)         --
                                                           -----------   ---------   ---------
Net increase in cash and cash equivalents................        1,131     116,732      63,832
Cash and cash equivalents, beginning of period...........      197,312      80,580      16,748
                                                           -----------   ---------   ---------
Cash and cash equivalents, end of period.................  $   198,443   $ 197,312   $  80,580
                                                           ===========   =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NABORS INDUSTRIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                           ACCUMULATED OTHER
                                                                          COMPREHENSIVE INCOME
                                                                      ----------------------------
                                                                        UNREALIZED
                                      COMMON STOCK       CAPITAL IN   GAINS (LOSSES)   CUMULATIVE
                                   -------------------   EXCESS OF    ON MARKETABLE    TRANSLATION    RETAINED
                                   SHARES    PAR VALUE   PAR VALUE      SECURITIES     ADJUSTMENT     EARNINGS
                                   -------   ---------   ----------   --------------   -----------   ----------
                                                                  (IN THOUSANDS)
Balances, December 31, 1998......  101,382    $10,138    $  394,562      $ (3,129)       $(7,854)    $  478,569
                                   -------    -------    ----------      --------        -------     ----------
Comprehensive income:
  Net income.....................                                                                        27,704
  Translation adjustment.........                                                          1,541
  Unrealized gains on marketable
    securities, net of income
    taxes:
    Unrealized holding gains
      arising during the period,
      net of income taxes of
      $4,698.....................                                           7,999
    Less: reclassification
      adjustment for gains
      included in net income, net
      of income taxes of
      $1,401.....................                                          (2,385)
                                   -------    -------    ----------      --------        -------     ----------
      Total comprehensive
         income..................       --         --            --         5,614          1,541         27,704
                                   -------    -------    ----------      --------        -------     ----------
Issuance of common shares for
  stock options exercised........      633         63         6,282
Issuance of common shares in
  connection with the Bayard
  acquisition....................    6,167        617        74,230
Issuance of common shares in
  connection with the Pool
  acquisition....................   19,743      1,974       282,879
Return and retirement of common
  shares held in escrow in
  connection with the Adcor
  acquisition....................      (12)        (1)            1
Conversion of 5% notes, net of
  issuance costs.................    9,508        951       169,436
Tax effect of stock option
  deductions.....................                            31,314
                                   -------    -------    ----------      --------        -------     ----------
         Subtotal................   36,039      3,604       564,142            --             --             --
                                   -------    -------    ----------      --------        -------     ----------
Balances, December 31, 1999......  137,421    $13,742    $  958,704      $  2,485        $(6,313)    $  506,273
                                   -------    -------    ----------      --------        -------     ----------
Comprehensive income:
  Net income.....................                                                                       137,356
  Translation adjustment.........                                                         (2,490)
  Unrealized gains on marketable
    securities, net of income
    taxes:
    Unrealized holding gains
      arising during the period,
      net of income taxes of
      $13,771....................                                          23,448
    Less: reclassification
      adjustment for gains
      included in net income, net
      of income taxes of
      $5,894.....................                                         (10,036)
                                   -------    -------    ----------      --------        -------     ----------
         Total comprehensive
           income................       --         --            --        13,412         (2,490)       137,356
                                   -------    -------    ----------      --------        -------     ----------
Issuance of common shares for
  stock options exercised........    9,664        966       110,532
Issuance of common shares in
  connection with the Bayard
  warrants exercised.............       70          7         1,636
Tax effect of stock option
  deductions.....................                            75,137
Other............................                              (162)
                                   -------    -------    ----------      --------        -------     ----------
         Subtotal................    9,734        973       187,143            --             --             --
                                   -------    -------    ----------      --------        -------     ----------
Balances, December 31, 2000......  147,155    $14,715    $1,145,847      $ 15,897        $(8,803)    $  643,629


                                                   TOTAL
                                   TREASURY    STOCKHOLDERS'
                                     STOCK        EQUITY
                                   ---------   -------------
                                        (IN THOUSANDS)
Balances, December 31, 1998......  $  (4,817)   $  867,469
                                   ---------    ----------
Comprehensive income:
  Net income.....................                   27,704
  Translation adjustment.........                    1,541
  Unrealized gains on marketable
    securities, net of income
    taxes:
    Unrealized holding gains
      arising during the period,
      net of income taxes of
      $4,698.....................                    7,999
    Less: reclassification
      adjustment for gains
      included in net income, net
      of income taxes of
      $1,401.....................                   (2,385)
                                   ---------    ----------
      Total comprehensive
         income..................         --        34,859
                                   ---------    ----------
Issuance of common shares for
  stock options exercised........                    6,345
Issuance of common shares in
  connection with the Bayard
  acquisition....................                   74,847
Issuance of common shares in
  connection with the Pool
  acquisition....................                  284,853
Return and retirement of common
  shares held in escrow in
  connection with the Adcor
  acquisition....................                       --
Conversion of 5% notes, net of
  issuance costs.................                  170,387
Tax effect of stock option
  deductions.....................                   31,314
                                   ---------    ----------
         Subtotal................         --       567,746
                                   ---------    ----------
Balances, December 31, 1999......  $  (4,817)   $1,470,074
                                   ---------    ----------
Comprehensive income:
  Net income.....................                  137,356
  Translation adjustment.........                   (2,490)
  Unrealized gains on marketable
    securities, net of income
    taxes:
    Unrealized holding gains
      arising during the period,
      net of income taxes of
      $13,771....................                   23,448
    Less: reclassification
      adjustment for gains
      included in net income, net
      of income taxes of
      $5,894.....................                  (10,036)
                                   ---------    ----------
         Total comprehensive
           income................         --       148,278
                                   ---------    ----------
Issuance of common shares for
  stock options exercised........                  111,498
Issuance of common shares in
  connection with the Bayard
  warrants exercised.............                    1,643
Tax effect of stock option
  deductions.....................                   75,137
Other............................                     (162)
                                   ---------    ----------
         Subtotal................         --       188,116
                                   ---------    ----------
Balances, December 31, 2000......  $  (4,817)   $1,806,468

                                                  [60-61]

                                                                           ACCUMULATED OTHER
                                                                          COMPREHENSIVE INCOME
                                                                      ----------------------------
                                                                        UNREALIZED
                                      COMMON STOCK       CAPITAL IN   GAINS (LOSSES)   CUMULATIVE
                                   -------------------   EXCESS OF    ON MARKETABLE    TRANSLATION    RETAINED
                                   SHARES    PAR VALUE   PAR VALUE      SECURITIES     ADJUSTMENT     EARNINGS
                                   -------   ---------   ----------   --------------   -----------   ----------
                                                                  (IN THOUSANDS)
                                   -------    -------    ----------      --------        -------     ----------
Balances, December 31, 2000......  147,155    $14,715    $1,145,847      $ 15,897        $(8,803)    $  643,629
                                   -------    -------    ----------      --------        -------     ----------
Comprehensive income:
  Net income.....................                                                                       357,450
  Translation adjustment.........                                                           (347)
  Unrealized losses on marketable
    securities, net of income
    taxes:
    Unrealized holding losses
      arising during the period,
      net of income tax benefit
      of $1,560..................                                          (2,657)
    Less: reclassification
      adjustment for losses
      included in net income, net
      of income tax benefit of
      $488.......................                                            (830)
                                   -------    -------    ----------      --------        -------     ----------
         Total comprehensive
           income................       --         --            --        (3,487)          (347)       357,450
                                   -------    -------    ----------      --------        -------     ----------
Issuance of common shares for
  stock options exercised........      556         56         8,163
Tax effect of stock option
  deductions.....................                           (62,474)
Repurchase of common shares......
                                   -------    -------    ----------      --------        -------     ----------
         Subtotal................      556         56       (54,311)           --             --             --
                                   -------    -------    ----------      --------        -------     ----------
Balances, December 31, 2001......  147,711    $14,771    $1,091,536      $ 12,410        $(9,150)    $1,001,079
                                   -------    -------    ----------      --------        -------     ----------


                                                   TOTAL
                                   TREASURY    STOCKHOLDERS'
                                     STOCK        EQUITY
                                   ---------   -------------
                                        (IN THOUSANDS)
                                   ---------    ----------
Balances, December 31, 2000......  $  (4,817)   $1,806,468
                                   ---------    ----------
Comprehensive income:
  Net income.....................                  357,450
  Translation adjustment.........                     (347)
  Unrealized losses on marketable
    securities, net of income
    taxes:
    Unrealized holding losses
      arising during the period,
      net of income tax benefit
      of $1,560..................                   (2,657)
    Less: reclassification
      adjustment for losses
      included in net income, net
      of income tax benefit of
      $488.......................                     (830)
                                   ---------    ----------
         Total comprehensive
           income................         --       353,616
                                   ---------    ----------
Issuance of common shares for
  stock options exercised........                    8,219
Tax effect of stock option
  deductions.....................                  (62,474)
Repurchase of common shares......   (247,963)     (247,963)
                                   ---------    ----------
         Subtotal................   (247,963)     (302,218)
                                   ---------    ----------
Balances, December 31, 2001......  $(252,780)   $1,857,866
                                   ---------    ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                               NABORS INDUSTRIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS

     Nabors is the largest land drilling contractor in the world, with over 550 land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the US Lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America, the Middle East and Africa. Nabors also is one of the largest land well-servicing and workover contractors in the United States. We own approximately 745 land workover and well-servicing rigs, primarily in the southwestern and western United States and approximately 40 well-servicing and workover rigs in certain international markets. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 42 platform, 16 jackup and three barge rigs in the Gulf of Mexico and international markets. These rigs provide well-servicing, workover and drilling services. We also own and operate a net of nine rigs through an international joint venture in Saudi Arabia (giving effect to Nabors' 50% interest in the venture's 18 rigs).

     To further supplement our primary business, we offer a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Our land transportation and hauling fleet includes 240 rig and oilfield equipment hauling tractor-trailers and a number of cranes, loaders and light-duty vehicles. We also maintain over 290 fluid hauling trucks, approximately 700 fluid storage tanks, eight saltwater disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. In addition, we market a fleet of 30 marine transportation and supply vessels primarily in the Gulf of Mexico that provides transportation of drilling materials, supplies and crews for offshore rig operations and support for other offshore operations and we manufacture and lease or sell top drives for a broad range of drilling rig applications, rig instrumentation and data collection equipment, and rig reporting software.

     Our businesses depend to a large degree on the level of capital spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of natural gas or oil, which could have a material impact on exploration, development and production activities, also could materially affect our financial position, results of operations and cash flows.

  PRINCIPLES OF CONSOLIDATION

     Our consolidated financial statements include the accounts of Nabors and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain immaterial reclassifications have been made to prior years to conform to current period presentation, with no effect on our consolidated financial position, results of operations or cash flows.

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

     Although Nabors had a majority voting interest (51%) in an Argentine entity prior to January 1, 2001, Nabors' ability to control the entity's operations was restricted by certain substantive participating rights granted to the minority shareholder. These rights included the unanimous approval of operating and capital budgets by the board of directors, which included two representatives of the minority shareholder. Additionally, the general manager of the entity was subject to approval by the minority shareholder. Accordingly, we accounted for this entity using the equity method of accounting prior to January 1, 2001, since such participating rights allowed the minority shareholder to effectively participate in decisions made in the ordinary course of business. On January 1, 2001, we acquired the remaining 49% of this Argentine operation, and therefore we have consolidated these operations from that date (Note 2).

     Investments in net assets of affiliated entities accounted for using the equity method totaled $55.1 million and $47.3 million as of December 31, 2001 and 2000, respectively, and are included in other long-term assets in the consolidated balance sheet.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include demand deposits and various other short-term investments with original maturities of three months or less.

[62-63]

  MARKETABLE SECURITIES

     Marketable securities consist of equity securities, certificates of deposit, corporate debt securities, US Government debt securities, government agencies debt securities, foreign government debt securities, mortgage-backed debt securities, mortgage-CMO debt securities and asset-backed debt securities. Securities classified as available-for-sale or trading are stated at fair value. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and, until realized, are reported net of taxes in a separate component of stockholders' equity. Unrealized and realized gains and losses on securities classified as trading are reported in earnings currently.

     In computing realized gains and losses on the sale of equity securities, the specific identification method is used. In accordance with this method, the cost of the equity securities sold is determined using the specific cost of the security when originally purchased.

  INVENTORY AND SUPPLIES

     Inventory and supplies are composed of replacement parts and supplies held for use in our drilling operations and top drives and drilling instrumentation systems manufactured by our subsidiaries for resale. Inventory and supplies are valued at the lower of weighted average cost or market value.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. We provide for the depreciation of our drilling and workover rigs using the units-of-production method over an approximate 4,900-day period, with the exception of our jackup rigs which are depreciated over an 8,030-day period, after provision for salvage value. When our drilling and workover rigs are not operating, a depreciation charge is provided using the straight-line method over an assumed depreciable life of 20 years, with the exception of our jackup rigs, where a 30-year depreciable life is used. Effective October 1, 2001, we changed the depreciable lives of our drilling and workover rigs from 4,200 to 4,900 active days, our jackup rigs from 4,200 to 8,030 active days and certain other drilling equipment lives, to better reflect the estimated useful lives of these assets. The effect of this change in accounting estimate was accounted for on a prospective basis beginning October 1, 2001 and increased net income by approximately $5.5 million ($.03 per diluted share) for 2001.

     Depreciation on buildings, well-servicing rigs, oilfield hauling and mobile equipment, marine transportation and supply vessels, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings -- 10 to 30 years; well-servicing rigs -- 15 to 25 years; marine transportation and supply vessels -- 15 to 25 years; oilfield hauling and mobile equipment and other machinery and equipment -- 3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in our results of operations.

     We review our assets for impairment when events or changes in circumstances indicate that the net book values of equipment may not be recovered over their remaining service lives. Provisions for asset impairment are charged to income when the sum of estimated future cash flows, on an undiscounted basis, is less than the asset's net book value. Impairment charges are recorded based on discounted cash flows. There were no impairment losses during the years ended December 31, 2001, 2000 and 1999.

  GOODWILL

     Goodwill represents the cost in excess of fair value of the net assets of companies acquired (Note 2). Prior to January 1, 2002, goodwill was amortized using the straight-line method over 30 years and was recorded net of accumulated amortization of $16.1 million and $8.9 million as of December 31, 2001 and 2000, respectively. Amortization of goodwill for the years ended December 31, 2001, 2000 and 1999 amounted to $7.2 million, $5.9 million and $1.9 million, respectively. Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 supersedes APB Opinion No. 17, which stated that goodwill acquired as a result of a purchase method business combination and all other intangible assets are subject to amortization. APB No. 17 also mandated a maximum period of 40 years for that amortization. SFAS No. 142 presumes that all goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but rather will be tested at least annually for impairment. In addition, the standard provides specific guidance on how to determine and measure goodwill impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of a 40-year maximum amortization period.

  INCOME TAXES

     We do not provide US income and foreign withholding taxes on unremitted earnings of our international subsidiaries as such earnings are considered permanently reinvested. Unremitted earnings totaled approximately $212.0 million and $125.0 million as of December 31, 2001 and 2000, respectively. It is not practicable to estimate the amount of deferred income taxes associated with these unremitted earnings.

     Nabors realizes an income tax benefit associated with certain stock options issued under its stock option plans. This benefit results in a reduction in income taxes payable and an increase in capital in excess of par value.

  REVENUE RECOGNITION

     Revenues and costs on daywork contracts are recognized daily as the work progresses, and revenues and costs applicable to footage and turnkey contracts are recognized when the well is completed (completed contract method). For certain contracts, we receive lump-sum payments for the mobilization of rigs and other drilling equipment. Revenues earned, net of direct costs incurred for the mobilization, are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred.

     Nabors recognizes revenue for those top drives and instrumentation systems it manufactures for third parties when the earnings process is complete. This generally occurs when products are shipped to the customer or services are performed in accordance with the terms of the agreement, title and risk of loss have been transferred, collectibility is probable and pricing is fixed and determinable.

  FOREIGN CURRENCY TRANSLATION

     For certain foreign subsidiaries such as those in Canada and Saudi Arabia, the local currency is the functional currency and therefore translation gains or losses associated with foreign-denominated monetary accounts are accumulated in a separate section of stockholders' equity. For our other international subsidiaries, the US dollar is the functional currency and therefore, transaction gains and losses are included in our results of operations.

  REVISED PRESENTATION

     We revised the presentation of our consolidated statements of income to the single-step format during 2000. For comparative purposes, we have revised the presentation of the comparable prior year period.

  STOCK-BASED COMPENSATION

     We account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Nabors common stock at the date of grant over the amount an employee must pay to acquire the common stock. We grant options at prices equal to the market price of our stock on the date of grant and therefore do not record compensation costs related to these grants.

  SUPPLEMENTAL CASH FLOW INFORMATION

     Supplemental cash flow information for 2001, 2000 and 1999 is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001      2000       1999
                                                       --------   -------   ---------
                                                               (IN THOUSANDS)
Cash paid for income taxes...........................  $ 82,831   $10,619   $   9,506
Cash paid for interest, net of capitalized
  interest...........................................    24,614    32,796      25,201
Acquisition of businesses:
  Fair value of assets acquired......................   111,106        --     734,335
  Goodwill...........................................    12,837        --     162,700
  Liabilities assumed or created.....................   (54,372)       --    (500,235)
  Common stock of acquired company previously
     owned...........................................        --        --     (26,463)
  Equity consideration issued........................        --        --    (359,700)
                                                       --------   -------   ---------
  Cash paid for acquisitions.........................    69,571        --      10,637
  Cash acquired in acquisitions......................    (3,219)       --     (16,969)
                                                       --------   -------   ---------
  Cash paid (received) for acquisitions, net.........  $ 66,352   $    --   $  (6,332)
                                                       --------   -------   ---------

[64-65]

  FINANCIAL INSTRUMENTS AND RISK CONCENTRATION

     The fair value of our fixed rate long-term debt is estimated based on quoted market prices. The book and fair values of our long-term debt, including the current portion, are as follows:

                                                           DECEMBER 31,
                                         -------------------------------------------------
                                                  2001                      2000
                                         -----------------------   -----------------------
                                         BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                         ----------   ----------   ----------   ----------
                                                          (IN THOUSANDS)
$1.381 billion zero coupon convertible
  senior debentures, due 2021..........  $  746,783   $  668,151    $     --     $     --
$825 million zero coupon convertible
  senior debentures, due 2020..........     477,132      474,669     508,566      622,463
6.8% senior unsecured notes............     300,000      315,150     300,000      302,040
8.625% senior subordinated notes.......      42,165       45,391      42,165       44,062
Other long-term obligations............       4,046        4,046       7,600        7,600
                                         ----------   ----------    --------     --------
                                         $1,570,126   $1,507,407    $858,331     $976,165
                                         ==========   ==========    ========     ========

  Foreign Currency Risk

     We operate in a number of international areas and are involved in transactions denominated in currencies other than US dollars, which exposes us to foreign exchange rate risk. The most significant exposures arise in connection with our operations in Canada and Saudi Arabia, which usually are substantially unhedged. There may be additional exposure from long-term Riyal-denominated contracts in Saudi Arabia which are being converted to US dollar-denominated contracts upon renewal.

     We have an operation in Argentina that is not significant to our overall profitability. Our Argentina operation contributed approximately 1% of our revenues and less than 1% of our income before income taxes in 2001. As a result of the financial crisis in Argentina, the Argentine government allowed their currency, the peso, to float beginning in January 2002. The peso, which had been pegged to the US dollar for several years, devalued approximately 115% through February 2002. The impact of the devaluation on our results was insignificant as we have an immaterial peso-denominated net liability.

     At various times, we utilize local currency borrowings (foreign currency denominated debt) and the payment structure of customer contracts to selectively hedge exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. We do not hold or issue forward exchange contracts or other derivative instruments for speculative purposes. (A foreign exchange contract is a foreign currency transaction, defined as an agreement to exchange different currencies at a given date and at a specified rate.)

  Credit Risk

     Our financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, investments in marketable securities and accounts receivable. Cash equivalents such as deposits and temporary cash investments are held by major banks or investment firms. Our investments in marketable securities are managed within established guidelines which limit the amounts that may be invested with any one issuer. We believe that the credit risk in such instruments is minimal. In addition, our trade receivables are with a variety of domestic, international and national oil and gas companies. Management considers this credit risk to be limited due to the financial resources of these companies.

  Marketable Security Price Risk

     We maintain an investment portfolio of marketable securities that potentially exposes us to price risk. The marketable securities are carried at fair market value and include $4.8 million in securities classified as trading and $715.4 million in securities classified as available-for-sale as of December 31, 2001.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from these estimates. Key estimates used by management include:

     - allowance for doubtful accounts;

     - depreciation and amortization;

     - tax estimates;

     - litigation and insurance reserves;

     - fair values of assets acquired and liabilities assumed.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.

     SFAS 141 requires all business combinations completed after June 30, 2001, to be accounted for under the purchase method. This standard also establishes for all business combinations consummated after June 30, 2001, specific criteria for the recognition of intangible assets separately from goodwill.

     SFAS 142 addresses the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (3) the amortization period for those intangible assets with finite lives will no longer be limited to 40 years. We adopted SFAS 142 effective January 1, 2002, as required, and will no longer record goodwill amortization expense. Such expense, totaled $7.2 million ($.04 per diluted share), $5.9 million ($.04 per diluted share) and $1.9 million ($.02 per diluted share) for 2001, 2000 and 1999, respectively.

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations or financial position.

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Due to the nature of our business, this new accounting pronouncement is not expected to have a significant impact on our reported results of operations or financial position.

2.  ACQUISITIONS

     On November 13, 2001, we completed our acquisition of Command Drilling Corporation in which we purchased all of Command's common stock at $3.35 per share for a total purchase price of $102.3 million Canadian ($65.1 million US dollars). Command owned 15 rigs that operate in the Canadian Rockies and increased our existing Canadian fleet to 52 rigs. The Command acquisition was accounted for using the purchase method of accounting and, accordingly, Command's results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. The purchase price for the Command acquisition has been initially allocated based on preliminary estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date. The purchase price allocation for the Command acquisition is subject to adjustment as additional information becomes available and will be finalized during 2002. The preliminary purchase price allocated for the Command acquisition resulted in goodwill of approximately $8.2 million.

     On January 1, 2001, we purchased our partner's 49% interest in the Argentina operation for $4.5 million and we now own 100% of the operation. The acquisition was accounted for using the purchase method of accounting and, accordingly, its results of operations have been included in our consolidated financial statements commencing on the effective date of the acquisition. The purchase price was allocated based on estimates of the fair market value of the assets acquired and the liabilities assumed as of the acquisition date and resulted in goodwill of approximately $4.7 million.

     During November 1999, we completed our acquisition of Pool Energy Services Co. Each of the approximately 19.2 million shares of Pool not owned by Nabors prior to the merger was exchanged for 1.025 shares of our common stock (approximately 19.7 million shares). Pool owned five drilling rigs in Alaska, 57 drilling and workover and well-servicing rigs in international areas (including 39 rigs operated through joint ventures), 22 offshore platform drilling rigs in the Gulf of Mexico, and 650 active and 104 stacked workover and well-servicing rigs in the United States. Pool also owned and operated 27 marine transportation and supply vessels, more than 300 fluid hauling trucks and a large number of fluid storage tanks.

     During April 1999, we completed our acquisition of Bayard Drilling Technologies, Inc. Each of the approximately 18.3 million shares of Bayard common stock was exchanged for .3375 shares of our common stock and $.30 per share in cash (approximately 6.2 million shares and $5.5 million in cash in the aggregate). The acquisition of Bayard added 87 drilling rigs, 73 of which were actively marketed. The majority of the rigs were located in Oklahoma and south Texas, with the balance of the fleet located throughout east Texas and Louisiana. In addition, Bayard had a significant inventory of new component equipment including drill pipe, engines and high horsepower mud pumps. Bayard also owned and operated a fleet of oilfield hauling equipment.

[66-67]

     The Pool and Bayard acquisitions were accounted for using the purchase method of accounting and, accordingly, Pool's and Bayard's results of operations have been included in our consolidated financial statements commencing on the effective date of each respective acquisition. The purchase price for both the Pool and Bayard acquisitions was allocated based on estimates of the fair market value of the assets acquired and the liabilities assumed as of the respective acquisition dates and resulted in goodwill of approximately $161.3 million and $27.7 million, respectively, which was amortized on a straight-line basis over 30 years prior to our January 1, 2002 adoption of SFAS 142.

     The following unaudited pro forma summary of financial information presents our consolidated statements of income as if the acquisitions of Pool and Bayard had occurred as of January 1, 1999, after including the impact of certain adjustments including: (1) the elimination of nonrecurring merger-related costs,
(2) reduced depreciation expense reflecting the reduction in value assigned to property, plant and equipment, (3) increased amortization of goodwill, (4) reduced interest expense associated primarily with the elimination of certain financing costs and (5) the related income tax effects of these adjustments.

     The pro forma financial information presented is only for those acquisitions that are considered material to us and it does not purport to indicate: (1) what the combined results of operations would have been had the acquisitions occurred at the beginning of the periods presented or (2) the results of operations that may be obtained in the future. Additionally, the pro forma financial information presented does not reflect any anticipated cost savings resulting from the integration of Nabors', Pool's and Bayard's operations.

                                                               YEAR ENDED DECEMBER 31,
                                                                        1999
                                                              -------------------------
                                                              AS REPORTED    PRO FORMA
                                                              ------------   ----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                   SHARE AMOUNTS)
Operating revenues and Earnings from unconsolidated
  affiliates................................................    $642,264      $949,994
                                                                --------      --------
Net income..................................................    $ 27,704      $ 15,759
                                                                --------      --------
Net income per diluted share................................    $    .23      $    .11
                                                                --------      --------
Weighted average number of diluted shares outstanding.......     120,449       141,757
                                                                --------      --------

     During November 1999, we purchased the remaining 50% of our US Lower 48 transportation joint venture from our partner for approximately $5.1 million in cash and recorded approximately $2.8 million of goodwill.

3.  CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Our cash and cash equivalents, short-term and long-term marketable securities consist of the following:

                                                             DECEMBER 31, 2001
                                              ------------------------------------------------
                                                           GROSS UNREALIZED   GROSS UNREALIZED
                                              FAIR VALUE    HOLDING GAINS      HOLDING LOSSES
                                              ----------   ----------------   ----------------
                                                               (IN THOUSANDS)
Cash and cash equivalents...................   $198,443        $    --            $    --
Trading:
  Equity securities.........................      4,826          1,704                 --
Available-for-sale:
  Equity securities.........................     51,727          6,805               (734)
  Corporate debt securities.................    276,097          6,977                 --
  US Government debt securities.............     20,263            323                 --
  Government agencies debt securities.......     91,727          1,795                 --
  Foreign government debt securities........     15,895            427                 --
  Mortgage-backed debt securities...........      1,772             28                 --
  Mortgage-CMO debt securities..............      3,620             88                 --
  Asset-backed debt securities..............    254,267          4,018                 --
                                               --------        -------            -------
                                               $918,637        $22,165            $  (734)
                                               ========        =======            =======

                                                             DECEMBER 31, 2000
                                              ------------------------------------------------
                                                           GROSS UNREALIZED   GROSS UNREALIZED
                                              FAIR VALUE    HOLDING GAINS      HOLDING LOSSES
                                              ----------   ----------------   ----------------
                                                               (IN THOUSANDS)
Cash and cash equivalents...................   $197,312        $    --            $    --
Trading:
  Equity securities.........................      5,500          2,378                 --
Available-for-sale:
  Equity securities.........................     80,370         24,955               (700)
  Certificates of deposit...................     10,017             12                 --
  Corporate debt securities.................    154,904          1,170             (1,067)
  US Government debt securities.............     17,648            175                 --
  Mortgage-backed debt securities...........     11,584             60                 --
  Asset-backed debt securities..............     73,618            576                 --
                                               --------        -------            -------
                                               $550,953        $29,326            $(1,767)
                                               ========        =======            =======

     The estimated fair value of our corporate, US Government, Government agencies, foreign government, mortgage-backed, mortgage-CMO and asset-backed debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties and we may elect to sell the securities prior to the maturity date.

                                                                 ESTIMATED
                                                                 FAIR VALUE
                                                                    2001
                                                               --------------
                                                               (IN THOUSANDS)
Debt securities:
  Due in one year or less...................................      $287,716
  Due after one year through five years.....................       375,925
                                                                  --------
                                                                  $663,641
                                                                  ========

     We recorded unrealized holding (losses) gains on equity securities classified as trading totaling $(.7) million, $2.7 million and $1.3 million during 2001, 2000 and 1999, respectively.

     During 2000, we received $.4 million of proceeds and realized net gains of $.2 million resulting from the sale of certain investments in equity securities classified as trading.

     We received proceeds of $163.1 million, $42.5 million and $6.6 million and realized net gains totaling $.2 million, $15.9 million and $2.4 million resulting from the sale of certain investments in marketable securities classified as available-for-sale during 2001, 2000 and 1999, respectively.

4.  PROPERTY, PLANT AND EQUIPMENT

     The major components of property, plant and equipment are as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Land........................................................  $   14,756   $   14,149
Buildings...................................................      25,541       22,636
Drilling, workover and well-servicing rigs, and related
  equipment.................................................   2,820,274    2,121,689
Marine transportation and supply vessels....................     161,390      150,636
Oilfield hauling and mobile equipment.......................      78,069       46,781
Other machinery and equipment...............................      36,692       21,015
                                                              ----------   ----------
                                                               3,136,722    2,376,906
Less: accumulated depreciation and amortization.............     703,475      555,514
                                                              ----------   ----------
                                                              $2,433,247   $1,821,392
                                                              ==========   ==========

     Repair and maintenance expense included in direct costs in the consolidated statements of income totaled $223.8 million, $149.6 million and $68.7 million for 2001, 2000 and 1999, respectively.

     Interest costs of $1.6 million, $2.0 million and $.2 million were capitalized during 2001, 2000 and 1999, respectively.

5.  INVESTMENTS IN UNCONSOLIDATED AFFILIATES

     Our principal operations accounted for using the equity method include a construction operation (40%) and a logistics operation (50%) in Alaska, and drilling and workover operations located in Saudi Arabia (50%). During 2000, we also owned a 51% interest in a drilling and workover operation in Argentina which we accounted for using the equity method. On January 1, 2001 we purchased our partner's 49% interest in the Argentina operation and we now own 100% of the operation (Note 2). As a result, effective January 1, 2001, we included this operation in our consolidated financial statements.

     Combined condensed financial data for investments in unconsolidated affiliates accounted for using the equity method of accounting is summarized as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Current assets..............................................  $ 73,037   $ 67,701
Long-term assets............................................   111,854    114,319
Current liabilities.........................................    33,142     31,790
Long-term liabilities.......................................    40,722     47,044
                                                              --------   --------

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Gross revenues..............................................  $285,505   $292,472
Gross margin................................................    73,532     82,273
Net income..................................................    51,421     53,272
Nabors' Earnings from unconsolidated affiliates(1)..........    36,887     37,490
                                                              --------   --------

---------------

(1) Differences between the equity in earnings of unconsolidated affiliates reported by Nabors and our proportionate share of the combined earnings of the related unconsolidated affiliates have resulted principally from accounting differences in the recognition of income and the elimination of intercompany transactions.

6.  SHORT-TERM BORROWINGS AND LETTERS OF CREDIT

     We have available lines of credit with various banks that permit borrowing at interest rates generally not to exceed, at our option, each bank's prime rate or LIBOR (London Interbank Offered Rate), plus .25%. We did not have any short-term borrowings outstanding at December 31, 2001 and 2000.

[68-69]

     We have a $200 million unsecured revolving credit facility with a syndicate of banks. The credit facility is a committed facility with a term of five years that expires on September 5, 2002. Loans under the credit facility bear interest, at our option, at the agent bank's prime rate or LIBOR, plus a margin (.25% at December 31, 2001) that varies depending on our senior unsecured debt rating. A commitment fee (.085% at December 31, 2001) is charged based on the average daily unused portion of the credit facility. The loans are guaranteed by certain subsidiaries of Nabors and contain affirmative and negative covenants regarding, among other things, limitations on liens and maintenance of financial ratios regarding funded debt to capitalization, interest coverage and minimum net worth. The issuance of our $1.381 billion zero coupon convertible senior debentures due 2021 during February 2001 caused a default of the debt to capitalization ratio covenant under our $200 million unsecured revolving credit facility and a related $30 million letter of credit facility. At the time of the default, there were no outstanding borrowings on the $200 million unsecured revolving credit facility. The debt to capitalization ratio covenant has since been amended so that we are now in compliance and the default has been waived by the banks in the syndicate and under the letter of credit facility.

     As a result of Nabors' proposed 2002 corporate restructuring (Note 16), we may fail to comply with certain covenants contained in our $200 million credit facility agreement. In light of our current cash position, we do not anticipate having to borrow under this facility for the foreseeable future. However, we intend to seek a waiver related to the potential non-compliant covenants. If no waiver is obtained, we would not be able to borrow under the credit agreement. This credit facility had an original five-year term and expires on September 5, 2002. We plan on replacing this credit facility with a similar facility prior to its maturity date. In addition, this default would cause a cross-default under our $30 million letter of credit facility. We presently intend to seek a waiver related to the potential non-compliant covenants. If no waiver is obtained, we will have to replace this letter of credit facility or cash collateralize such letters of credit. In the event we default on these covenants and we are not successful in obtaining waivers, we do not believe our financial position, results of operations or cash flows would be materially affected.

     Availability and borrowings under the lines of credit are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Lines of credit available...................................  $259,813   $241,332
Letters of credit outstanding...............................   (34,315)   (23,467)
                                                              --------   --------
Remaining availability......................................  $225,498   $217,865
                                                              ========   ========

7.  LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                 2001        2000
                                                              ----------   --------
                                                                 (IN THOUSANDS)
$1.381 billion zero coupon convertible senior debentures due
  February 2021.............................................  $  746,783   $     --
$825 million zero coupon convertible senior debentures due
  June 2020.................................................     477,132    508,566
6.8% senior unsecured notes due April 2004..................     300,000    300,000
8.625% senior subordinated notes due April 2008.............      42,165     42,165
Medium-term notes payable, due 2003, at 9%(1)...............       4,046      7,600
                                                              ----------   --------
                                                               1,570,126    858,331
Less: current portion.......................................       2,510      3,554
                                                              ----------   --------
                                                              $1,567,616   $854,777
                                                              ==========   ========

---------------

(1) These obligations are collateralized by specific assets financed with the related proceeds. The aggregate net book value of such assets approximated $4.5 million and $4.7 million as of December 31, 2001 and 2000, respectively.

     During February 2001, we completed a private placement of zero coupon convertible senior debentures due 2021. On issuance, the aggregate principal amount of the debentures at maturity totaled $1.381 billion. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $828.0 million. The original issue price of the debentures was $608.41 per $1,000 principal amount at maturity. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest.

     At the holder's option, the debentures can be converted, at any time prior to maturity or their earlier redemption, into Nabors common stock, at a conversion rate of 7.0745 shares per $1,000 principal amount at maturity. The conversion rate is subject to adjustment under formulae as set forth in the indenture (the agreement governing the terms of the debt) in certain events, including: (1) the issuance of Nabors common stock as a dividend or distribution on the common stock; (2) certain subdivisions and combinations of the common stock; (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock; (4) the distribution of capital stock, other than Nabors common stock to Nabors' stockholders, or evidences of Nabors' indebtedness or of assets; and (5) distribution consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed certain amounts. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures.

     The debentures can be put to us on February 5, 2006, February 5, 2011 and February 5, 2016 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash, depending upon our cash balances and cash requirements at that time. We do not presently anticipate using stock to satisfy any such future purchase obligation.

     In accordance with the indenture with respect to the debt securities, we cannot redeem the debentures before February 5, 2006, after which, we may redeem all or a portion of the debentures for cash at their accreted value.

     The proceeds from the issuance of the debentures have been invested in cash and marketable securities.

     On May 11, 2001, Nabors' registration statement with respect to resales of these debentures became effective.

     During June 2000, we completed a private placement of zero coupon convertible senior debentures due 2020. On issuance, the aggregate principal amount of the debentures at maturity totaled $825 million. The debentures were issued at a discount with net proceeds to Nabors, after expenses, totaling approximately $495.0 million. The original issue price of the debentures was $608.41 per $1,000 principal amount at maturity. The yield to maturity of the debentures is 2.5% compounded semi-annually with no periodic cash payments of interest.

     At the holder's option, the debentures can be converted, at any time prior to maturity or their earlier redemption, into Nabors common stock at a conversion rate of 10.738 shares per $1,000 principal amount at maturity. The conversion rate is subject to adjustment under formulae as set forth in the indenture in certain events, including: (1) the issuance of Nabors common stock as a dividend or distribution on the common stock; (2) certain subdivisions and combinations of the common stock; (3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock; (4) the distribution of capital stock, other than Nabors common stock, to Nabors' stockholders or evidences of Nabors' indebtedness or of assets; and (5) distribution consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed certain amounts. Instead of delivering shares of common stock upon conversion of any debentures, we may elect to pay the holder cash for all or a portion of the debentures.

     The debentures can be put to us on June 20, 2003, June 20, 2008 and June 20, 2013 for a purchase price equal to the issue price plus accrued original issue discount to the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash, depending upon our cash balances and cash requirements at that time. We do not presently anticipate using stock to satisfy any such future obligations.

     In accordance with the indenture with respect to the debt securities, we cannot redeem the debentures before June 20, 2003, after which, we may redeem all or a portion of the debentures for cash at their accreted value.

     The proceeds from the issuance of the debentures have been invested in cash and marketable securities.

     On September 8, 2000, Nabors' registration statement with respect to resales of these debentures became effective.

     During the third quarter of 2001, we entered into several private transactions with a counterparty to purchase $70 million face value of our $825 million zero coupon convertible senior debentures due 2020 at an average price of $606.07 for each $1,000 face amount of debentures and $181 million face value of our $1.381 billion zero coupon convertible senior debentures due 2021 at an average price of $528.30 for each $1,000 face amount of debentures. Upon settlement of these transactions in December 2001, we paid $139.8 million to the counterparty and recognized an extraordinary gain, net of income taxes, of approximately $9.7 million ($.06 per diluted share), resulting from the repayment of the debentures at less than the amount recorded on our books.

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

[70-71]

     Prior to its acquisition by Nabors, Pool had issued 8.625% senior subordinated notes in the aggregate principal amount of $150.0 million. The notes are redeemable at the option of Nabors, in whole or in part, at any time on or after April 1, 2003 at a redemption price equal to 104.313% of the principal amount thereof, plus accrued interest, declining ratably to par on April 1, 2006. As a result of the Pool acquisition, Nabors Holding Company, the successor by merger to Pool, completed a mandatory change of control cash tender offer to purchase the notes due 2008 at a redemption price of 101% in February 2000. When we made the change of control offer, we also solicited the consent of the remaining holders of the notes to amend the terms of the indenture governing the notes to generally conform to the covenants contained in Nabors' 6.8% notes and to add Nabors as a guarantor of the obligations thereunder. Holders of over 75% of the principal amount of the notes consented, the amendments were adopted and the full and unconditional guarantee was entered into as of February 14, 2000. The notes contain certain covenants that, among other things, limit the ability of Nabors to incur additional liens. In addition, during 2000, Nabors Holding Company purchased additional notes in the open market at prices ranging from 100.5% to 102.0%. During 2000, a total of $107.8 million of the notes were acquired as a result of these transactions, leaving $42.2 million outstanding as of December 31, 2001. We recognized a $1.9 million ($.01 per share) extraordinary gain, net of income taxes, during 2000 resulting from the repurchase of the notes for less than the amount recorded on our books.

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

     On May 28, 1996, we issued $172.5 million of 5% convertible subordinated notes due May 15, 2006. During June 1999, we called these notes for mandatory redemption on July 15, 1999. The redemption price was $1,035 per $1,000 note, together with accrued and unpaid interest from May 15, 1999 to the redemption date. Alternatively, holders of the notes could elect to convert their notes prior to redemption, at a rate of 55.1724 shares of Nabors' common stock per $1,000 note. Holders of $172.3 million aggregate principal amount of the notes elected to convert to 9.5 million shares of common stock. We redeemed the remaining notes for $.2 million. As a result of these transactions, the notes were cancelled during July 1999 and ceased to be outstanding.

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

     As of December 31, 2001, the maturities of long-term obligations for each of the five years after 2001 and thereafter are as follows:

                                                               PAID AT MATURITY
                                                               ----------------
                                                                (IN THOUSANDS)
2002........................................................     $      2,510
2003........................................................            1,536
2004........................................................          300,000
2005........................................................               --
2006........................................................               --
Thereafter..................................................        1,997,365(1)
                                                                 ------------
                                                                 $  2,301,411
                                                                 ============

---------------

(1) Assuming zero coupon convertible senior debentures are paid at stated maturity-date. If the debentures are put to us on the respective first put dates, we would be required to make payments of $494.9 million in 2003 for the $825 million debentures due 2020 and $826.8 million in 2006 for the $1.381 billion debentures due 2021.

8.  INCOME TAXES

     Nabors' income tax, reconciled to the US federal income tax using the federal statutory rate, and an analysis of the income tax provision are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
Total pre-tax income(1)..............................  $542,282   $226,707   $ 45,629
                                                       --------   --------   --------
Expected federal income tax using the 35% statutory
  rate...............................................   189,798     79,347     15,970
State income taxes (benefits)........................     5,497      1,987       (416)
Foreign taxes and other..............................      (805)     9,899      2,371
                                                       --------   --------   --------
          Total income tax...........................  $194,490   $ 91,233   $ 17,925
                                                       ========   ========   ========
Analysis of the income tax provision (benefit):
  Current:
     US federal......................................  $ 60,783   $  1,176   $(11,000)
     State...........................................     5,857        844        168
     Foreign.........................................    17,078     17,574      8,354
                                                       --------   --------   --------
                                                         83,718     19,594     (2,478)
                                                       --------   --------   --------
  Deferred:
     US federal......................................   109,263     68,413     19,266
     State...........................................     2,600      2,213       (808)
     Foreign.........................................    (1,091)     1,013      1,945
                                                       --------   --------   --------
                                                        110,772     71,639     20,403
                                                       --------   --------   --------
          Total income tax...........................  $194,490   $ 91,233   $ 17,925
                                                       ========   ========   ========

---------------

(1) Includes foreign income before taxes of $90.6 million, $77.6 million and $48.1 million for 2001, 2000 and 1999, respectively.

     The components of the Nabors' net deferred tax assets and liabilities are as follows:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards..........................  $  45,039   $  99,016
  Accrued liabilities and other.............................     71,152     141,862
  General tax credits.......................................     18,952      15,054
                                                              ---------   ---------
Deferred tax asset..........................................    135,143     255,932
                                                              ---------   ---------
Deferred tax liabilities:
  Excess tax over book depreciation.........................   (390,274)   (316,440)
  Unrealized gain on marketable securities..................     (2,125)     (8,973)
                                                              ---------   ---------
Deferred tax liability......................................   (392,399)   (325,413)
                                                              ---------   ---------
Net deferred tax liability..................................   (257,256)    (69,481)
Less: current asset portion.................................     28,145      27,816
                                                              ---------   ---------
Net deferred tax liability..................................  $(285,401)  $ (97,297)
                                                              =========   =========

     In conjunction with the acquisitions of Command, Pool, Bayard and Peak USA (Note 2), deferred tax assets (liabilities) of $(20.2) million, $(30.9) million, $45.1 million and $(1.9) million, respectively, were recorded in the year of acquisition.

     For US federal income tax purposes, we have net operating loss carryforwards of approximately $86.5 million that, if not utilized, will expire from 2002 to 2023. The net operating loss carryforwards for alternative minimum tax purposes are approximately $53.3 million. There are alternative minimum tax credit carryforwards of $18.9 million available to offset future regular tax liabilities.

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

[72-73]

9.  CAPITAL STOCK AND STOCK OPTIONS

  CAPITAL STOCK

     During 2001, our Board of Directors authorized the repurchase of up to $400 million of our common stock. In accordance with this authorization, we purchased
6.2 million shares of our common stock for approximately $248.0 million through year end. These shares are now held in treasury.

     At our June 6, 2000 annual meeting, our stockholders approved an increase in our authorized common stock from 200 million to 400 million shares.

     During November 1999, we acquired all of the outstanding shares of Pool in exchange for approximately 19.7 million newly issued shares of Nabors common stock (Note 2).

     During June and July 1999, we issued 9.5 million shares in connection with the conversion of $172.3 million aggregate principal amount of the 5% convertible subordinated notes (Note 7).

     During April 1999, we acquired all of the outstanding shares of Bayard common stock in exchange for approximately 6.2 million newly issued shares of Nabors common stock (Note 2). We also issued warrants to acquire an aggregate of 133,988 shares of Nabors common stock in exchange for Bayard warrants that had been previously issued to acquire shares of Bayard common stock. Of the warrants issued by Nabors, 37,800 remain outstanding with an exercise price of $21.33 per share and expire May 1, 2003.

     During May 1998, we issued warrants to purchase 200,000 shares at an exercise price of $30.00 per share. The warrants were issued in connection with the New Prospect acquisition and expire on April 30, 2003.

     We are authorized to issue up to 10.0 million shares of preferred stock with a par value of $.10 per share in one or more series, and to fix the powers, designations, preferences and rights to each series. We are also authorized to issue up to 8.0 million shares of Class B stock on the terms provided in Nabors' charter.

     As of December 31, 2001, there were warrants outstanding to purchase 237,800 shares of Nabors common stock at prices ranging from $21.33 per share to $30.00 per share. The remaining warrants expire April 30 and May 1, 2003.

  STOCK OPTION PLANS

     As of December 31, 2001, we have several stock option plans under which options to purchase shares of Nabors common stock may be granted to key officers, directors and managerial employees of Nabors and its subsidiaries. Options granted under the plans are at prices equal to the fair market value of the stock on the date of the grant. Options granted under the plans generally are exercisable in varying cumulative periodic installments after one year. In the case of certain key executives, options granted under the plans are subject to accelerated vesting related to targeted common stock prices, or may vest immediately on the grant date. Options granted under the plans cannot be exercised more than ten years from the date of grant. Options to purchase 6.9 million and 5.5 million shares of Nabors common stock remained available for grant as of December 31, 2001 and 2000, respectively.

     A summary of stock option transactions is as follows:

                                                                  STOCK OPTION
                                                                  TRANSACTIONS
                                                              ---------------------
                                                                          WEIGHTED
                                                                          AVERAGE
                                                                          EXERCISE
                                                               SHARES      PRICE
                                                              --------   ----------
                                                              (IN THOUSANDS, EXCEPT
                                                                 EXERCISE PRICE)
Options outstanding as of December 31, 1998.................   18,114      $11.77
  Granted...................................................    5,394       21.95
  Exercised.................................................     (633)      10.04
  Forfeited.................................................     (197)      24.21
                                                               ------      ------
Options outstanding as of December 31, 1999.................   22,678      $14.13
  Granted...................................................    6,199       45.63
  Exercised.................................................   (9,664)      11.54
  Forfeited.................................................     (142)      18.45
                                                               ------      ------
Options outstanding as of December 31, 2000.................   19,071      $25.65
  Granted...................................................      881       53.52
  Exercised.................................................     (556)      14.26
  Forfeited.................................................     (139)      32.56
                                                               ------      ------
Options outstanding as of December 31, 2001.................   19,257      $27.21
                                                               ------      ------

     Of the options outstanding, 17.2 million, 16.8 million and 19.3 million were exercisable at weighted average exercise prices of $26.46, $26.28 and $13.49, as of December 31, 2001, 2000 and 1999, respectively.

     A summary of stock options outstanding at December 31, 2001 is as follows:

                                                               OPTIONS OUTSTANDING
                                                   --------------------------------------------
                                                                      WEIGHTED        WEIGHTED
                                                                       AVERAGE         AVERAGE
                                                      NUMBER          REMAINING       EXERCISE
                                                   OUTSTANDING    CONTRACTUAL LIFE      PRICE
                                                   ------------   -----------------   ---------
                                                    (IN THOUSANDS, EXCEPT CONTRACTUAL LIFE AND
                                                                 EXERCISE PRICE)
Range of exercise prices:
  $ 4.77- 7.16...................................        317             2.2           $ 6.04
    7.87-11.81...................................        681             6.8            11.32
   12.20-18.30...................................      7,709             5.7            12.58
   18.94-28.41...................................      3,486             7.9            24.82
   28.85-43.28...................................        346             8.0            36.58
   44.00-67.26...................................      6,718             6.9            47.36
                                                      ------             ---           ------
                                                      19,257             6.5           $27.21
                                                      ======             ===           ======

     A summary of stock options exercisable at December 31, 2001 is as follows:

                                                               OPTIONS EXERCISABLE
                                                              ----------------------
                                                                            WEIGHTED
                                                                            AVERAGE
                                                                NUMBER      EXERCISE
                                                              EXERCISABLE    PRICE
                                                              -----------   --------
                                                              (IN THOUSANDS, EXCEPT
                                                                 EXERCISE PRICE)
Range of exercise prices:
  $ 4.77- 7.16..............................................       317       $ 6.04
    7.87-11.81..............................................       239        11.00
   12.20-18.30..............................................     7,504        12.53
   18.94-28.41..............................................     3,056        24.84
   28.85-43.28..............................................       242        37.61
   44.00-67.26..............................................     5,871        46.38
                                                                ------       ------
                                                                17,229       $26.46
                                                                ======       ======

     The weighted average fair value of options granted during 2001, 2000 and 1999 was $22.22, $17.37 and $7.12, respectively.

     In accordance with SFAS 123, Accounting for Stock-based Compensation, the fair value of each stock option granted has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants during 2001, 2000 and 1999, respectively: risk-free interest rates of 4.74%, 6.01% and 5.76%; dividend yield of 0.0% for all periods; expected life of 3.5 years, 3.5 years and 2.97 years; and volatility of 50.42%, 42.38% and 42.0%.

     Had compensation cost for Nabors' stock-based compensation plans been recognized in accordance with SFAS 123, our net income (loss) and diluted earnings (loss) per share for 2001, 2000 and 1999, would have been $349.1 million and $2.19 per share, $68.4 million and $.45 per share and $(1.7) million and $(.01) per share, respectively. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1996.

10. PENSION, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

  PENSION PLANS

     In conjunction with the Pool acquisition, Nabors acquired the assets and liabilities of a defined benefit pension plan, the Pool Company Retirement Income Plan. Benefits under the plan are frozen and participants were fully vested in their accrued retirement benefit on December 31, 1998.

     Summarized information on the Pool pension plan is as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
PENSION BENEFITS                                               2001      2000
----------------                                              -------   -------
                                                               (IN THOUSANDS)
Change in Benefit Obligation:
  Benefit obligation at beginning of year...................  $13,395   $13,051
  Interest cost.............................................      844       847
  Actuarial (gain) loss.....................................     (129)      117
  Benefit payments..........................................     (568)     (620)
                                                              -------   -------
  Benefit obligation at end of year.........................   13,542    13,395
                                                              -------   -------

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
PENSION BENEFITS                                               2001      2000
----------------                                              -------   -------
                                                               (IN THOUSANDS)
Change in Plan Assets:
  Fair value of plan assets at beginning of year............   11,655    12,447
  Actual return on plan assets..............................     (491)     (172)
  Benefit payments..........................................     (568)     (620)
                                                              -------   -------
  Fair value of plan assets at end of year..................   10,596    11,655
                                                              -------   -------
Funded Status:
  Funded status at end of year..............................   (2,946)   (1,740)
  Unrecognized net actuarial loss (gain)....................    1,935       834
                                                              -------   -------
  Net amount recognized.....................................   (1,011)     (906)
                                                              -------   -------
  Net liability recognized..................................  $(1,011)  $  (906)
                                                              =======   =======
Weighted Average Assumptions:
  Weighted average discount rate............................     6.50%     6.50%
  Expected long-term rate of return on plan assets..........     6.50%     6.50%
                                                              -------   -------

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              ---------------
PENSION BENEFITS                                               2001     2000
----------------                                              ------   ------
                                                              (IN THOUSANDS)
Components of net periodic benefit cost:
Interest cost...............................................  $ 844    $ 847
Expected return on plan assets..............................   (739)    (799)
                                                              -----    -----
Net periodic benefit cost...................................  $ 105    $  48
                                                              =====    =====

     Certain of Nabors' employees are covered by defined contribution plans. Our contributions to the plans are based on employee contributions and totaled $11.0 million, $7.9 million and $3.9 million for 2001, 2000 and 1999, respectively. Nabors does not provide postemployment benefits to its employees.

  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Prior to the date of the acquisition, Pool provided certain postretirement healthcare and life insurance benefits to eligible retirees who had attained specific age and years of service requirements. Nabors terminated this plan at the date of acquisition, November 24, 1999. A liability of approximately $1.1 million is recorded on our balance sheet at December 31, 2001 to cover the estimated costs of beneficiaries covered by the plan at the date of acquisition.

[74-75]

11.  COMMITMENTS AND CONTINGENCIES

  OPERATING LEASES

     Nabors and its subsidiaries occupy various facilities and lease certain equipment under various lease agreements. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2001, are as follows:

                                                               (IN THOUSANDS)
2002........................................................      $14,014
2003........................................................       12,705
2004........................................................       11,325
2005........................................................        6,799
2006........................................................        1,008
Thereafter..................................................          682
                                                                  -------
                                                                  $46,533
                                                                  =======

     The above amounts do not include property taxes, insurance or normal maintenance that the lessees are required to pay. Rental expense relating to operating leases with terms greater than 30 days amounted to $20.3 million, $15.2 million and $5.1 million for 2001, 2000 and 1999, respectively.

  EMPLOYMENT CONTRACTS

     We have entered into employment contracts with certain of our employees. Our minimum salary and bonus obligations under these contracts as of December 31, 2001 are as follows:

                                                               (IN THOUSANDS)
2002........................................................       $1,850
2003........................................................        1,850
2004........................................................        1,575
2005........................................................        1,575
2006........................................................        1,575
Thereafter..................................................           --
                                                                   ------
                                                                   $8,425
                                                                   ======

     Pursuant to his employment agreement, we provided an unsecured, non-interest bearing loan of approximately $2.9 million to Nabors' President and Chief Operating Officer. This loan is currently due on September 30, 2006, but renews automatically every year in the event the officer's employment agreement is renewed.

  CAPITAL EXPENDITURES

     As of December 31, 2001, we had outstanding capital expenditure purchase commitments of approximately $32.0 million, primarily for rig-related sustaining capital expenditures.

  CONTINGENCIES

     Nabors is self-insured for certain losses relating to workers' compensation, general liability, property damage and employee medical benefits, generally up to $1.0 million per occurrence. We have purchased stop-loss coverage in order to limit our exposure to these claims. Self-insured losses are accrued based upon our actuarial estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and Nabors' historical experience. It is our policy to annually retain an outside actuary to perform a review of the adequacy of our self-insurance claim reserves.

     In Verdin v. R&B Falcon Drilling USA, Inc., et al., Civil Action No. G-00-488, in the United States District Court for the Southern District of Texas, Galveston Division, the class action lawsuit against our offshore drilling subsidiaries alleging, among other things, conspiracy to depress wages and benefits paid to our offshore employees, we have reached a settlement, subject to court approval. The settlement amounts to be paid by Nabors' subsidiaries are not material to such subsidiaries or Nabors. In the event the settlement is not finalized, Nabors continues to believe the allegations in this lawsuit are without merit and Nabors' subsidiaries will defend vigorously the claims brought against them. In such event, we are unable, however, to predict the outcome of this lawsuit or the costs to be incurred in connection with its defense and there can be no assurance that this litigation will be resolved in our favor. An adverse result or prolonged litigation could have an adverse effect on the financial position, cash flows or results of operations of Nabors.

     Nabors and its subsidiaries are defendants or otherwise involved in a number of other lawsuits in the ordinary course of their business. In the opinion of management, Nabors' ultimate liability with respect to these pending lawsuits is not expected to have a significant or material adverse effect on Nabors' consolidated financial position, cash flows or results of operations.

12.  EARNINGS PER SHARE

     A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations, is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------
                                                      2001          2000           1999
                                                   ----------    ----------    ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income (numerator):
  Income before extraordinary gain...............   $347,792      $135,474      $   27,704
  Extraordinary gain, net........................      9,658         1,882              --
                                                    --------      --------      ----------
          Net income -- basic....................    357,450       137,356          27,704
  Add interest expense on assumed conversion of
     our zero coupon convertible senior
     debentures, net of tax......................     20,055(1)         --(2)           --
                                                    --------      --------      ----------
          Adjusted net income -- diluted.........   $377,505      $137,356      $   27,704
                                                    --------      --------      ----------
Earnings per share:
  Basic:
     Before extraordinary gain...................   $   2.41      $    .94      $      .25
     Extraordinary gain, net.....................        .07           .01              --
                                                    --------      --------      ----------
          Net income.............................   $   2.48      $    .95      $      .25
                                                    --------      --------      ----------
  Diluted:
     Before extraordinary gain...................   $   2.18      $    .89      $      .23
     Extraordinary gain, net.....................        .06           .01              --
                                                    --------      --------      ----------
          Net income.............................   $   2.24      $    .90      $      .23
                                                    --------      --------      ----------
Shares (denominator):
  Weighted average number of shares
     outstanding -- basic........................    144,430       144,344         111,395
  Net effect of dilutive stock options and
     warrants based on the treasury stock
     method......................................      6,697         8,073           9,054
  Assumed conversion of our zero coupon
     convertible senior debentures...............     17,663(1)         --(2)           --
                                                    --------      --------      ----------
  Weighted average number of shares
     outstanding -- diluted......................    168,790       152,417         120,449
                                                    --------      --------      ----------

---------------

(1) Diluted earnings per share for 2001, reflects the assumed conversion of our $825.0 million and $1.381 billion zero coupon convertible senior debentures, as the conversion in that period would have been dilutive.

(2) Diluted earnings per share for 2000 does not reflect the assumed conversion of our $825.0 million zero coupon convertible senior debentures, as this conversion would be anti-dilutive.

     For all periods presented, the computations of diluted earnings per share excludes outstanding stock options and warrants with exercise prices greater than the average market price of the Company's common stock, because the inclusion of such options and warrants would be anti-dilutive. The number of options and warrants that were excluded from diluted earnings per share that could potentially dilute earnings per share in the future were 919,478 shares in 2001, 73,250 shares in 2000 and 4,035,719 shares in 1999. In addition, diluted earnings per share for 2000 excludes 4,453,630 potentially dilutive shares issuable upon conversion of the $825 million zero coupon convertible debentures because the inclusion of such shares would have been anti-dilutive, given the level of net income for 2000.

     As discussed in Note 7, holders of the $825 million and $1.381 billion zero coupon convertible senior debentures have the right to require Nabors to repurchase the debentures at various dates commencing June 20, 2003 and February 5, 2006, respectively. Nabors may pay the redemption price with either cash or stock or a combination thereof. We do not presently anticipate using stock to satisfy any such future purchase obligation.

[76-77]

13.  SUPPLEMENTAL BALANCE SHEET AND INCOME STATEMENT INFORMATION

     Accounts receivable is net of an allowance for doubtful accounts of $22.4 million and $5.4 million as of December 31, 2001 and 2000, respectively.

     Accrued liabilities include the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Accrued compensation........................................  $ 49,287   $ 43,461
Deferred revenue............................................    42,157     15,911
Workers' compensation liabilities...........................    17,650     18,136
Other accrued liabilities...................................    58,928     35,502
                                                              --------   --------
                                                              $168,022   $113,010
                                                              ========   ========

     Other income, net includes the following:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            2001      2000      1999
                                                           -------   -------   ------
                                                                 (IN THOUSANDS)
Gains on marketable securities and warrants..............  $   989   $18,800   $3,656
Gains on disposition of long-term assets.................   10,246     1,713    2,915
Foreign currency gains (losses)..........................      419     1,441      (37)
Other....................................................    1,666     2,167    2,326
                                                           -------   -------   ------
                                                           $13,320   $24,121   $8,860
                                                           =======   =======   ======

14.  UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                            YEAR ENDED DECEMBER 31, 2001
                                                 ---------------------------------------------------
                                                                    QUARTER ENDED
                                                 ---------------------------------------------------
                                                 MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                 ---------   --------   -------------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues and Earnings from
  unconsolidated affiliates(1).................  $524,081    $594,815     $602,112        $437,036
Gross margin(2)................................   200,845     245,446      254,146         160,666
Income derived from operating activities(3)....   124,029     160,886      165,485          85,311
Income before extraordinary gain...............    83,138     104,015      108,241          52,398
Extraordinary gain, net........................        --          --           --           9,658
Net income.....................................    83,138     104,015      108,241          62,056
Earnings per share before extraordinary
  gain:(4)
  Basic........................................  $    .57    $    .71     $    .75        $    .37
  Diluted......................................  $    .51    $    .63     $    .68        $    .35

                                                            YEAR ENDED DECEMBER 31, 2000
                                                 ---------------------------------------------------
                                                                    QUARTER ENDED
                                                 ---------------------------------------------------
                                                 MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                                 ---------   --------   -------------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues and Earnings from
  unconsolidated affiliates(5).................  $289,684    $301,468     $354,039        $419,423
Gross margin(2)................................    96,222     104,662      123,547         151,861
Income derived from operating activities(3)....    33,153      40,835       59,297          84,090
Income before extraordinary gain...............    17,931      24,103       38,560          54,880
Extraordinary gain, net........................     1,703          --          147              32
Net income.....................................    19,634      24,103       38,707          54,912
Earnings per share before extraordinary
  gain:(4)
  Basic........................................  $    .13    $    .17     $    .26        $    .37
  Diluted......................................  $    .12    $    .16     $    .25        $    .35

---------------

(1) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $10.2 million, $10.0 million, $8.5 million and $8.2 million, respectively.

(2) Gross margin represents Operating revenues and Earnings from unconsolidated affiliates minus direct costs.

(3) Income derived from operating activities is computed by: subtracting direct costs, general and administrative expenses, and depreciation and amortization expense from Operating revenues and then adding Earnings from unconsolidated affiliates. Such amounts should not be used as a substitute to those amounts reported under accounting principles generally accepted in the United States of America. However, management does evaluate the performance of its business units and the consolidated company based on income derived from operating activities because it believes that this financial measure is an accurate reflection of the ongoing profitability of our company.

(4) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

(5) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $10.6 million, $10.2 million, $9.5 million and $7.2 million, respectively.

15.  SEGMENT INFORMATION

     Nabors' 11 business units have been aggregated into two reportable segments, specifically (1) contract drilling, including drilling, workover and well-servicing, and (2) manufacturing and logistics, based on the nature of the services provided, the class of customers, the methods used to provide services and other economic characteristics. The contract drilling segment consists of our Alaska, US Lower 48, US Land well-servicing, US Offshore, Canada and International operations. These units provide oil and gas drilling, workover and well-servicing on land and offshore. The manufacturing and logistics segment consists of our Canrig, Epoch, Peak Oilfield Service Company, Peak USA and Sea Mar operating units. These units manufacture top drives, manufacture drilling instrumentation systems, provide construction and logistics services, provide trucking and logistics services and provide marine transportation and supply services, respectively.

     The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). Inter-segment sales are recorded at cost or cost plus a profit margin. Nabors evaluates the performance of its segments based on income derived from operating activities.

     The following table sets forth financial information with respect to our reportable segments:

                                                         YEARS ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       2001         2000        1999
                                                    ----------   ----------   --------
                                                              (IN THOUSANDS)
Operating revenues and Earnings from
  unconsolidated affiliates:
  Contract drilling(1)............................  $2,018,382   $1,266,902   $605,271
  Manufacturing and logistics(2)..................     256,995      173,917     50,890
  Other(3)........................................    (117,333)     (76,205)   (13,897)
                                                    ----------   ----------   --------
          Total revenues..........................  $2,158,044   $1,364,614   $642,264
                                                    ==========   ==========   ========
Depreciation and amortization:
  Contract drilling...............................  $  173,764   $  138,786   $ 96,422
  Manufacturing and logistics.....................      17,923       14,904      3,766
  Other(4)........................................      (1,791)      (1,277)      (295)
                                                    ----------   ----------   --------
          Total depreciation and amortization.....  $  189,896   $  152,413   $ 99,893
                                                    ==========   ==========   ========
Income derived from operating activities:
  Contract drilling(1)............................  $  500,864   $  204,543   $ 70,759
  Manufacturing and logistics(2)..................      87,847       47,900      4,428
  Other(4)........................................     (53,000)     (35,068)   (16,779)
                                                    ----------   ----------   --------
          Total income derived from operating
            activities............................  $  535,711   $  217,375   $ 58,408
                                                    ==========   ==========   ========
Interest expense..................................     (60,722)     (35,370)   (30,395)
Interest income...................................      53,973       20,581      8,756
Other income, net.................................      13,320       24,121      8,860
                                                    ----------   ----------   --------
          Income before income taxes and
            extraordinary gain....................  $  542,282   $  226,707   $ 45,629
                                                    ==========   ==========   ========
Total assets:
  Contract drilling(5)............................  $2,872,534   $2,221,365
  Manufacturing and logistics(6)..................     311,629      304,938
  Other(4)........................................     967,752      610,565
                                                    ----------   ----------
          Total assets............................  $4,151,915   $3,136,868
                                                    ==========   ==========
Capital expenditures and acquisition of
  businesses:
  Contract drilling...............................  $  764,869   $  234,368   $539,994
  Manufacturing and logistics.....................      26,885       70,348    125,036
  Other(4)........................................      (6,829)      (4,079)     2,487
                                                    ----------   ----------   --------
          Total capital expenditures..............  $  784,925   $  300,637   $667,517
                                                    ==========   ==========   ========

---------------

(1) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $19.6 million, $18.0 million and $.8 million for 2001, 2000 and 1999, respectively.

(2) Includes Earnings from unconsolidated affiliates, accounted for by the equity method, of $17.3 million, $19.5 million and $3.0 million for 2001, 2000 and 1999, respectively.

(3) Includes the elimination of inter-segment manufacturing and logistics sales.

(4) Includes the elimination of inter-segment transactions and unallocated corporate expenses, assets and capital expenditures.

(5) Includes $22.3 million and $22.8 million of investments in unconsolidated affiliates accounted for by the equity method for 2001 and 2000, respectively.

(6) Includes $32.8 million and $24.5 million of investments in unconsolidated affiliates accounted for by the equity method for 2001 and 2000, respectively.

[78-79]

     The following table sets forth financial information with respect to Nabors operations by geographic area:

                                                         YEAR ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       2001         2000        1999
                                                    ----------   ----------   --------
                                                              (IN THOUSANDS)
Operating revenues and Earnings from
  unconsolidated affiliates:
  United States...................................  $1,813,462   $1,085,232   $439,131
  Foreign.........................................     344,582      279,382    203,133
                                                    ----------   ----------   --------
                                                    $2,158,044   $1,364,614   $642,264
                                                    ==========   ==========   ========

                                                                AS OF DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Property, plant and equipment, net:
  United States.............................................  $1,816,409   $1,473,649
  Foreign...................................................     616,838      347,743
                                                              ----------   ----------
                                                              $2,433,247   $1,821,392
                                                              ==========   ==========
Goodwill, net:
  United States.............................................  $  165,694   $  170,939
  Foreign...................................................      33,354       21,242
                                                              ----------   ----------
                                                              $  199,048   $  192,181
                                                              ==========   ==========

16.  SUBSEQUENT EVENTS

  PROPOSED CORPORATE RESTRUCTURING

     In January 2002, our Board of Directors approved an Agreement and Plan of Merger which would effectively change Nabors' place of incorporation from Delaware to Bermuda. If approved by the shareholders, the reorganization will be accomplished through the merger of a newly formed Delaware subsidiary owned by Nabors Industries Ltd., a Bermuda company ("Nabors Bermuda"), into Nabors. Nabors will be the surviving company in the merger and become a wholly-owned, indirect subsidiary of Nabors Bermuda. As a result of the merger, all outstanding shares of Nabors common stock will automatically convert into the right to receive Nabors Bermuda common shares so that the shareholders of Nabors on the date of the merger will own shares in a Bermuda company rather than a Delaware corporation.

     The reorganization is subject to the receipt of certain regulatory and shareholder approvals. We currently anticipate that, if the regulatory approvals are obtained, the matter will be presented to our shareholders for approval in the second quarter. If approved by the shareholders, the reincorporation should also be effected in the second quarter of 2002.

  ENSERCO ENERGY SERVICES COMPANY, INC. ACQUISITION

     On February 26, 2002, Nabors announced it had reached an agreement to purchase all of the outstanding common shares of Enserco Energy Services Company Inc., a Canadian publicly-held corporation, at a price of $15.50 Canadian per share (plus additional consideration calculated at the rate of 6% per annum from and including February 26, 2002 to and including the date of closing) for a total purchase price of $430 million Canadian or approximately $270 million equivalent US dollars. The purchase price is payable, at the election of each Enserco shareholder, in cash or in shares of a Canadian subsidiary of Nabors that will be exchangeable into shares of Nabors common stock on a 1:1 basis. The transaction is subject to certain regulatory approvals and must be approved by at least two-thirds of the votes cast at a special meeting of Enserco shareholders. The transaction is currently expected to close on or about April 26, 2002.

     Nabors also separately agreed to acquire from two Enserco shareholders Enserco common shares representing approximately 20.5% of the issued and outstanding Enserco shares for $15.50 Canadian per share, subject to certain closing conditions and receipt of regulatory approvals. The purchases closed March 18, 2002. In addition, certain persons who own or control an aggregate of 3,748,795 Enserco common shares and options to acquire an aggregate of 511,240 Enserco common shares have agreed, subject to the terms and conditions of those agreements, to vote their Enserco common shares (including Enserco common shares acquired on the exercise of such options) in favor of the Nabors acquisition.

     Nabors believes that as a result of these purchase agreements, Nabors will be able to direct the vote of approximately 36% of the outstanding common shares of Enserco after giving effect to the exercise of the options.

     Enserco is an integrated energy services company providing production and drilling services to the North American oil and gas industry. Enserco operates over 200 Canadian well-servicing rigs and 30 drilling rigs. The Enserco acquisition increases our position in Canada with assets that are relatively new and in excellent condition, allowing us to provide services to many of our key US customers who have increased their presence in Canada as it has become even more strategic to the North American gas supply.

[80-81]

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

Transfer Agent
EquiServe
Mail Suite 4694
525 Washington Boulevard
Jersey City, New Jersey 07310

Investor Contact
Dennis A. Smith
Director of Corporate Development

Independent Accountants
PricewaterhouseCoopers LLP
Houston, Texas

                             PRICE OF COMMON STOCK

    As of December 31, 2001, there were 140,888,793 shares of common stock outstanding held by 2,460 holders of record.

    The common stock is listed on the American Stock Exchange under the symbol "NBR". The following table sets forth the reported high and low sales prices of the common stock on the Composite Tape for the calendar quarters indicated.

                                      STOCK PRICE
                                    ---------------
CALENDAR YEAR                        HIGH     LOW
-------------                       ------   ------
1999  First quarter...............  $19.00   $10.75
      Second quarter..............   25.31    15.50
      Third quarter...............   29.50    21.56
      Fourth quarter..............   31.25    19.75
2000  First quarter...............   40.56    28.13
      Second quarter..............   44.25    34.00
      Third quarter...............   53.81    38.56
      Fourth quarter..............   60.47    40.50
2001  First quarter...............   62.51    51.00
      Second quarter..............   60.41    37.20
      Third quarter...............   36.65    18.66
      Fourth quarter..............   35.73    20.66

                               NABORS INDUSTRIES

                             OFFICERS AND DIRECTORS

OFFICERS

Eugene M. Isenberg
Chairman and Chief Executive Officer

Anthony G. Petrello
President and Chief Operating Officer

Richard A. Stratton
Vice Chairman

Daniel McLachlin
Vice President -- Administration and Corporate Secretary

Bruce P. Koch
Vice President -- Finance

DIRECTORS

Eugene M. Isenberg
Chairman and Chief Executive Officer,
Nabors Industries, Inc.

Anthony G. Petrello
President and Chief Operating Officer,
Nabors Industries, Inc.

Richard A. Stratton
Vice Chairman,
Nabors Industries, Inc.

James L. Payne
Chairman, Chief Executive Officer and President,
Nuevo Energy Company

Hans W. Schmidt
Former Director,
Deutag Drilling

Myron M. Sheinfeld
Senior Counsel,
Akin, Gump, Straus, Hauer & Feld, L.L.P.

Jack Wexler
International Business Consultant

Martin J. Whitman
Chief Executive Officer,
M.J. Whitman, Inc.

Chairman,
Danielson Holding Corporation

Chairman,
Third Avenue Trust

[82]

                               NABORS INDUSTRIES

                        PRINCIPAL OPERATING SUBSIDIARIES

Nabors Alaska Drilling, Inc.
Anchorage, Alaska
James Denney, President

Nabors Drilling
Nisku, Alberta
Duane A. Mather, President

Nabors Drilling USA LP
Houston, Texas
Larry P. Heidt, President

Pool Well Services Co.
  and Pool Company Texas, Ltd.
Houston, Texas
Nicholas Petronio, President

Nabors Management Ltd.
Nabors Drilling International Limited
Sundowner Offshore International
  (Bermuda) Limited
Hamilton, Bermuda
Siegfried Meissner, President

Nabors Offshore Corporation
Houston, Texas
Jerry C. Shanklin, President

CANRIG Drilling Technology, Ltd.
Magnolia, Texas
Christopher P. Papouras, President

Epoch Well Services, Inc.
Houston, Texas
Christopher P. Papouras, President

Peak USA Energy Services Ltd.
Houston, Texas
Steve Adam, President

Peak Oilfield Service Company
Anchorage, Alaska
Michael R. O' Connor, President

Sea Mar Inc.
Houston, Texas
Van DeWitt, President

                                        77